Form 20-F
period 2008-06-30
Clifton Star Resources Inc.
filed 2009-08-18
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the period ended June 30, 2008

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  __________

Clifton Star Resources Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

430 – 580 Hornby Street, Vancouver, British Columbia Canada  V6C 3B6

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

17,354,439

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                      Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.                                                         Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 66

CLIFTON STAR RESOURCES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Clifton Star Resources Inc. was incorporated under the laws of British Columbia, Canada under the name Houstonian Resources Inc. The Company changed its name to Clifton Star Resources Inc. on November 8, 1982.  In this Annual Report, the “Company”, “Clifton Star”, “we”, “our” and “us” refer to Clifton Star Resources Inc. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 430 – 580 Hornby Street, Vancouver, British Columbia, Canada  V6C 3B6. Our telephone number is 604-688-4706.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF CLIFTON STAR RESOURCES INC.

Clifton Star Resources Inc. (the “Company”) is a mineral exploration company.  Its main focus is on exploring its property interests in Quebec, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Canada, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists the Directors of the Company.

Table No. 1

Directors

October 30, 2008

______________________________________________________________________________

Name	Age	Date First Elected of Appointed
Harry Miller (1)(6)	73	October 2007
Nick Segounis (2)(6)	64	December 1992
Fred Archibald (3)	58	July 2007
Dean Rogers (4)	72	February 2007
Philip Nolan (5)	46	August 2008

------------------------------------------------------------------------------

(1)

Resident/Citizen of Bellevue, Washington USA

Business Address:

401 Detwiller Lane

Bellevue, Washington 98004

(2)

Resident/Citizen of British Columbia Canada

Business Address:

c/o Clifton Star Resources, Inc.

430 – 580 Hornby Street

Vancouver, British Columbia Canada V6C 3B6

(3)

Resident/Citizen of Ontario, Canada

Business Address:

668 Millway Avenue, Units 15 & 16

Concord, Ontario CANADA L4K 3V2

(4)

Resident/Citizen of Ontario, Canada

312 – 100 Golden Avenue

South Porcupine, Ontario Canada P0N 1H0

(5)

Resident of Quebec, Canada

1 Place Ville Marie

Suite 4000

Montreal, Quebec H3B 4M4

(6)

Member of Audit Committee

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

October 30, 2008

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment
Harry Miller, President (1)	73	October 2007
Fred Archibald, V.P. of Exploration (2)	58	July 2007
Ian Beardmore, Chief Financial Officer (3)(4)	67	March 2007
George Kanalos, Corporate Secretary (1)	63	March 2007

(1)

Business Address: c/o Clifton Star Resources, Inc.

                      430 – 580 Hornby Street

                      Vancouver, British Columbia Canada V6C 3B6

(2)

Business Address: 668  Millway Avenue, Unit 16

                      Concord, Ontario Canada L4K 3V2

(3)

Business Address: 2250 West 33rd Avenue

                         Vancouver, British Columbia Canada V6M 1C2

(4)

Member of Audit Committee

______________________________________________________________________________

______________________________________________________________________________

Harry Miller’s business functions, as President, include supervision of the Company’s corporate affairs, responsibility for acquisitions, strategic planning, business development, promotional activities and reporting to the Board of Directors.

Fred Archibald’s business functions, as Vice President of Exploration, include planning and supervising all property related activities.

Ian Beardmore’s business functions, as Chief Financial Officer, include financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders; and coordination of expenses/taxes activities of the Company.

George Kanalos’ business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company.

1.B.  Advisors

The Company's transfer agent and registrar for its common shares are:

Computershare Trust Company of Canada

100 University Avenue, Suite #400

Toronto, Ontario, Canada  M5J 2Y1

The Company's legal advisors are:

Boughton Law Corp.

Rogers Building

#836-470 Granville Street

Vancouver, B.C., Canada V6C 1V5

1.C.  Auditors

The Company's auditors are:

Davidson & Company LLP – Chartered Accountants

1200 – 609 Granville Street

P.O. Box 10372

Pacific Centre

Vancouver, BC, Canada V7Y 1G6

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2008/2007/2006 ended June 30th was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company’s management. The auditor’s responsibility is to express an opinion on the financial statements based on their audits.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

_______________________________________________________________________________________

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004

CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($523)	($345)	($20)	($24)	($273)
Basic Income (Loss) Per Share	($0.04)	($0.04)	($0.01)	($0.01)	($0.03)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average Shares (000)	13,027	9,269	9,299	8,649	8,556
Period-end Shares (000)	17,354	9,335	9,235	9,610	8,556

Working Capital ($000)	$4,716	$352	$597	$617	$536
Mineral Properties	$5,079	$139	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$11,463	$3,004	$2,941	$2,945	$2,840
Shareholders’ Equity	$10,648	$566	$597	$617	$536
Total Assets	$11,985	$732	$609	$624	$541

US GAAP
Net Loss	($7,419)	($484)	($20)
Loss Per Share	($0.57)	($0.05)	($0.01)
Mineral Properties	$918	Nil	Nil
Shareholders’ Equity	$5,886	$427	$597
Total Assets	$7,825	$593	$609

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period. The data for the three month periods ended September 30, 2008 and 2007 is also provided along with the data for each month during the previous six months are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

November 2008		$1.29	$1.15	$1.24
October 2008		1.29	1.06	1.22
September 2008		1.08	1.03	1.06
August 2008		1.07	1.03	1.06
July 2008		1.03	1.00	1.03
June 2008		1.03	1.00	1.02
May 2008		1.02	0.98	0.99

Three Months Ended September 30, 2008	1.05	1.08	1.00	1.06

Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.04	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.13
Fiscal Year Ended 6/30/2005	1.24	1.33	1.18	1.23
Fiscal Year Ended 6/30/2004	1.34	1.41	1.27	1.34

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 9/30/2008.

Table No. 5

Capitalization and Indebtedness

September 30, 2008
100,000,000 common shares authorized
21,655,497 common shares issued and outstanding
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil
Future Income Tax Liability	$150,500
Share Purchase Options Outstanding	2,575,000
Agent’s Options Outstanding	669,262
Share Purchase Warrants Outstanding	6,764,073

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Risks Related to the Company

Clifton Star Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has recorded net losses in each of the past three fiscal years.

Clifton Star’s Lack of Revenues Necessitates the Distribution of Stock and/or Borrowing Capital by the Company to Provide Funding To Locate Mineralized Materials in Commercial Quantities.

The Inability to Secure Financing on Terms that Are Suitable to the Company and its Shareholders Could Ultimately Result in the Company Having to Cease Operations

Clifton Star Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The expenditures to be made by Clifton Star in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. To date, no mineralized material in commercial quantities have been discovered on any of the properties in which Clifton Star has an interest. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Clifton Star having to cease operations.

If the Company Fails to Make Any Scheduled Payments Due or Fails to Meet any Milestones Associated with its Property Agreements, It Will Lose Its Interest in the Properties.

To earn its various property interests, the Company must make staged payments to the property vendors and are required to complete certain property exploration expenditures. For the Duquesne property, the Company must pay $900,000 in cash to the vendors by June 20, 2010. If it fails to meet these terms it will lose its interest in the Duquesne Gold Project. Under the revised agreements between the Company and Beattie Gold Mines, 2699681 Canada Ltd., and 2588111 Manitoba Ltd., the Company must pay the venders $500,000 cash by December 1, 2008, $8,500,000 by July 1, 2009 and $40,000,000 in cash or stock 12 months after the prior payment is due. The Company will require additional funds to meet its property acquisition obligations, which management anticipates will be met through the issuance of additional common shares. If the Company is unable to make the scheduled payments under the agreements or otherwise restructure the property acquisition agreements., it will lose its interests in those properties.

Clifton Star Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  The sale of securities to the public results in dilution to existing shareholders.

For the past three years, Clifton Star has had no revenues and, consequently, no positive cash flow.

Historically, the only source of funds available to Clifton Star has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

As of June 30, 2008 Clifton Star had 2,545,278 share purchase options and agent’s options outstanding and 3,024,225 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 17,354,439 (as of 6/30/2008) to 22,923,942.  This represents an increase of 32.1% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 6/30/2008, there were 2,545,278 share purchase options and agent’s options outstanding, which, if exercised, would result in an additional 2,545,278 common shares being issued and outstanding.  For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

Clifton Star is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Clifton Star’s growth will depend on the efforts of its Senior Management, particularly its President/Director, Harry Miller; its Vice President of Exploration/Director, Fred Archibald; its Chief Financial Officer, Ian Beardmore and its three independent directors, Nick Segounis, Dean Rogers, and Philip Nolan.  Clifton Star does not carry key-man insurance on any individuals.

Clifton Star’s Management has Abandoned Business Plans and Changed Industries with Prior Companies

Members of Clifton Star’s current management, including Harry Miller, President, have been past officers and directors of other companies which have abandoned their business plans and changed industries. Clifton Star has raised funds through flow-through common share offerings which require funds raised to be spent on qualifying mineral exploration activities by a certain date. If the Company were to change its business plan to an industry other than mineral exploration, it would be in probable breach of the terms of the flow-through subscription agreements. A breach would likely cause the Company to lose any unspent funds raised through flow-through common share offerings, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax. Such a breach would have a material adverse effect on the Company’s financial condition. If Clifton Star were to abandon mineral exploration and adopt a new business plan, it would likely require the appointment of new officers and/or directors, and have a negative effect on the Company’s financial position,

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Clifton Star.  Clifton Star is a corporation incorporated in the province of British Columbia, Canada; under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Clifton Star and Shareholders Could Find It Difficult to Sell Their Stock.

Clifton Star’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

As a "foreign private issuer”, Clifton Star is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

Risks Related to the Industry

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Clifton Star Could Be In An Amount Great Enough to Force the Company to Cease Operations.

The current and anticipated future operations of Clifton Star, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Clifton Star to cease operations.  If that were the case, investors would lose their entire investment in the Company.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Clifton Star Resources Inc. engages in the exploration of mineral properties in Canada.  It holds an option to acquire Duquesne Gold project that includes 55 mineral claims and one mining concession located in Quebec.  The Company exercised its option in June 2007, pursuant to a September 2006 Option Agreement (as amended).  As of 6/30/2008, the end of the most recent fiscal year, the Company had paid $900,000 and issued 10,000 common shares valued at $18,500 for acquisition, and incurred $4,160,574 in deferred exploration costs.

The Company’s executive office is located at:

580 Hornby Street, #430, Vancouver, British Columbia, Canada V6C 3B6

Telephone: 604-688-4706

Facsimile: 604-687-0586

e-mail:  hacabell@hotmail.com

The contact person is:  Harry Miller, President/Director.

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”.

The Company has 100,000,000 common shares without par value authorized.  At 6/30/2008, the end of the Company's most recent fiscal year, there were 17,354,439 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation

The Company was incorporated by Articles of Incorporation under the Companies Act (British Columbia) on 4/30/1981 under the name “Houstonia Resources Ltd.”.  The Company changed its name to Clifton Star Resources Inc. on 11/8/1982.  At the Company’s annual general meeting held on 12/15/2004, the Company adopted new Articles to comply with the new British Columbia Corporations Act.

Historical Corporate Development

Upon incorporation, the Company was in the business of acquiring and exploring mineral properties.  At 3/12/2000, faced with unsuccessful exploration results and the inability to finance further mineral property efforts, the Company had divested all of its interest in mineral properties.  In March 2000, the Company signed a purchase and sale agreement to acquire controlling interest in a satellite communications industry company; during Fiscal 2001, the acquisition effort was abandoned by the Company.  Since that time until September 2006, the Company was in the process of reorganizing and re-evaluating its business operations and future opportunities.

On 9/20/2006, the Company signed an option agreement (amended 5/14/2007 and 6/11/2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec.  Refer to ITEM #4D, “Property, Plant and Equipment; Acquisition Details”.

On 5/1/2008, the Company signed 3 option agreements (amended on 7/22/2008) whereby it could acquire 100% of the companies which own properties in Quebec and Manitoba, including the Beattie, Donchester, Hunter and Dumico mine properties in Quebec, and the Cat Lake mine in Manitoba. Total consideration for the 3 acquisitions is $50,000,000. In addition, if the Company is able to define a minimum of 2,000,000 ounces of gold on each of two of the properties, or sells control of the properties, an additional payment of $12,000,000 will be due.

Capital Expenditures

Fiscal 2005:

$nil

Fiscal 2006:

$nil

Fiscal 2007:

$138,698 for deferred exploration costs

$54,449 for deferred acquisition costs

Fiscal 2008:

$918,500 for property acquisition

$4,021,876 for property exploration

Plan Of Operations

Source of Funds for Fiscal 2009 Ending 6/30/2009

The Company’s primary source of funds since incorporation has been through the issuance of equity.

As of the latest fiscal year ended 6/30/2008, the Company had working capital in the amount of $4,715,962. Since the end of the fiscal year, the Company has completed the following private placements of its common shares:

•

On July 16, 2008, the Company completed the placement of a total of 1,082,248 flow-through units at a price of $2.31 per unit and the placement of 100,000 units at a price of $2.45 per unit. Under the first placement, each unit consisted of one flow-through common share and one non-flow through common share purchase warrant at a price of $2.31 per unit, with each non-flow through warrant exercisable at a price of $2.70 for a period of 24 months from the closing of the placement. Under the second portion of 100,000 flow-through units, each unit consisted of one flow-through common share and one non-flow through common share purchase warrant, with each non-flow through unit exercisable at a price of $2.95 for a period of 24 months from the closing of the placement. Gross proceeds from the placements was $2,744,993. Finder’s fees of 59,112 common shares and 118,224 agent’s options with the same terms as the warrants were issued. Due diligence of $12,250 was paid to the agent.

•

On September 29, 2008, the Company closed two placements; under the first, the Company issued 499,995 flow-through units at a price of $3.00 per unit, with each unit consisting of one flow-through common share and one-non flow through warrant with each warrant exercisable at a price of $3.30 for 24 months from the closing of the placement. Under the second placement, the Company sold 2,057,605 units at a price of $2.43 per unit, with each unit consisting of one non-flow through common share and one non-flow through common share warrant, with each warrant exercisable at a price of $2.85 for a period of 24 months after the closing of the placement. Total gross proceeds from the two placements was $6,499,965. Finder’s fees of 127,850 common shares and 255,760 non-flow through agent’s options with the same terms as the non-flow through unit warrants were issued. Due diligence fees of $325,000 is owed to the agent.

In Canada, a flow-through share is available to mining, petroleum and certain types of renewable energy companies to facilitate financing their exploration and project development activities. Eligible companies issue these equity shares to new investors. Investors receive an equity interest in the company and income tax deductions associated with new expenditures incurred by the company on exploration and development. Flow-through shares are available to selected companies but are of greater benefit to non-taxpaying junior companies. These companies are often unable to use income tax deductions against their corporate income and are willing to forgo the deduction to new investors. Flow through shares are only available to Canadian investors.

Management believes that the Company has sufficient funds to continue operations until 6/30/2009 without having to engage in any additional financings. However, under the Company’s revised property option agreements with Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. the Company is required make cash payments of $8,500,000 by July 1, 2009. The Company will require additional funding in order to meet these obligations. Management anticipates that it will attempt to obtain the required funds through the sale of additional common shares. If the Company is unable to obtain the required funds and make the required payments, it may lose its interests in those properties.

In addition, if current exploration on certain of its properties is successful, substantial additional funding will be required to continue exploration. This funding could be any combination of equity or debt financing.

Use of Funds for Fiscal 2008 Ending 6/30/2009

During Fiscal 2009, the Company estimates that it might expend approximately $1,000,000 on general/administrative and investor relations expenses.  During Fiscal 2009, the Company estimates that it might expend about $3,250,000 on property acquisition and exploration.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.

United States vs. Foreign Sales/Assets

During Fiscal 2008/2007/2006, the Company had no sales revenue.

Material Effects of Government Regulations

The specific laws, regulations and permitting requirements which Clifton Star is subject to are the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work from the Ministry of Natural Resources and Fauna of Quebec.

4.B.  BUSINESS OVERVIEW

Organization Structure

The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has no subsidiaries.

On 9/20/2006, the Company signed an option agreement (amended 5/14/2007 and 6/11/2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec.  Refer to ITEM #4D, “Property, Plant and Equipment; Acquisition Details”.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Duquesne Gold Property

Eastern Quebec Province, Canada

Gold Exploration

Option to acquire Duquesne Gold Mines Ltd.

Figure 1.

Duquesne Gold Property

Property Location Map

Figure 2.

Duquesne Gold Property

Claim Map

Figure 3.

Duquesne Gold Property

Regional Geological Plan

Figure 4.

Duquesne Gold Property

Local Geological Plan

Acquisition Details

The Company signed an Option Agreement dated 9/20/2006 whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne, subject to TSX Venture Exchange approval which was granted in 2007.

On 5/14/2007 and 6/11/2007, the parties to the Agreement dated 9/20/2006 amended the said Agreement.  Under the amendment dated 6/11/2007, the Company gave notice that the Exercise Date would be 6/20/2007.  However, the time allowed for the payment of shares and $450,000 to be made on the Exercise Date was extended for 90 days from 6/20/2007.

In consideration for the acquisition:

a.

The Company has paid to Duquesne a non-refundable deposit of $60,000 (paid) which monies will be used to make exploration expenditure on the Property;

b.

on or before nine calendar months from the execution date (9/20/2006) of the Agreement, the Company shall perform such due diligence as is required and shall make a decision whether or not to exercise this option and shall deliver to the Duquesne shareholders (the “Optionors”) written notice of that decision.  The date of such notice shall be the “Exercise Date” (6/20/2007).  On the Exercise Date, the Company shall pay to the Optionors the sum of $450,000 (paid); and issue to the Optionors; 10,000 common shares of the Company (issued 7/3/2007).

c.

pay to the Optionors a further $450,000 (paid) and incur exploration expenditures on the property of $1,000,000 on or before the first anniversary of the Exercise Date;

d.

pay to the Optionors a further $450,000 and incur exploration expenditures on the property of a further $1,000,000 on or before the second anniversary of the Exercise Date;

e.

pay to the Optionor a further $450,000 and incur exploration expenditures on the property of a further $1,000,000 on or before the third anniversary of the Exercise Date; and

f.

incur Exploration Expenditures on the property of a further $1,000,000 on or before the fourth anniversary of the Exercise Date.

g.

The Optionors will retain a 3% Net Smelter Return Royalty {“NSR”).

The transaction is an arms-length transaction.

Upon expenditure of the Exploration Expenditures on the Property pursuant to sub-paragraphs (c), (d), (e) and (f) above, the Company shall thereafter be entitled to 5% of the Gross Overriding Revenue {“GOR”) from the production and sale of minerals from the property.  Duquesne shall pay the GOR to Clifton within 30 days of each calendar quarter.  For this purpose, gross revenue shall be calculated as if all minerals are sold at fair market value in an arm’s length transaction, provided that the sale price shall be reduced for the cost of transportation from the mine site to the point of sale.  The GOR shall be computed using the date of sale.

The Net Smelter Return (“NSR”) retained by the shareholders under the terms of the Agreement shall have priority over the aforesaid GOR and the GOR shall not be paid unless and until the NSR has first been paid to the shareholders for the calendar quarter involved.

As of the end of the most recently completed quarter ended 9/30/08, the Company had expended $918,500 on acquisition costs and $4,501,622 on exploration on the Duquesne property.

Property Description

The property is situated some thirty-one kilometers northwest of the town of Rouyn-Noranda and some sixteen kilometers east of the town of Duparquet, in the Province of Quebec, Canada, and is located in the central-west section of Destor Township.

The property consists of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township.  The development licenses are numbered as follows:

Claim #	Range #	Area (Hectares)	Assessment Due Date	Work Required
G001091	3-4	4.4	July 13, 2009	$1,000.00
G001092	3-4	14.4	July 13, 2009	$1,000.00
G001611	4	2.0	November 20, 2008	$1,000.00
C001531	4	13.2	January 9, 2009	$1,000.00
C001532	4	12.0	January 9, 2009	$1,000.00
C001533	4	12.8	January 9, 2009	$1,000.00
C001534	4	16.0	January 9, 2009	$1,000.00
C001541	4	16.0	January 9, 2009	$1,000.00
C001542	4	15.2	January 9, 2009	$1,000.00
C001543	4-5	11.6	January 9, 2009	$1,000.00
C001544	4-5	14.4	January 9, 2009	$1,000.00
C001561	4	37.6	February 13, 2009	$2,500.00
C004391	4	12.0	May 9, 2009	$1,000.00
C004392	4	15.6	May 9, 2009	$1,000.00
C004393	4	17.2	May 9, 2009	$1,000.00
C004394	4	18.8	May 9, 2009	$1,000.00
C004401	4	21.6	May 9, 2009	41,000.00
C004402	4	20.4	May 9, 2009	$1,000.00

C004411	4	8.0	June 2, 2009	$1,000.00
C004412	5	9.2	June 2, 2009	$1,000.00
C004413	5	10.0	June 2, 2009	$1,000.00
C004414	5	6.6	June 2, 2009	$1,000.00
C004415	5	0.2	June 2, 2009	$1,000.00
C004416	4-5	18.4	June 2, 2009	$1,000.00
C004417	4	24.4	June 2, 2009	$1,000.00
C004421	5	8.6	May 17, 2009	$1,000.00
C004422	5	15.2	May 17, 2009	$1,000.00
C004423	5	6.8	May 17, 2009	$1,000.00
C004424	5	10.0	May 17, 2009	$1,000.00
C004425	5	11.8	May 17, 2009	$1,000.00
C004441	4-5	7.1	June 12, 2009	$1,000.00
C004442	4-5	10.6	June 12, 2009	$1,000.00
C004443	4-5	7.5	June 12, 2009	$1,000.00
C004444	4-5	10.6	June 12, 2009	$1,000.00
C004445	4-5	19.7	June 12, 2009	$1,000.00
C004446	4	14.7	June 12, 2009	$1,000.00
C004451	4	15.6	June 12, 2009	$1,000.00
C004452	4	17.3	June 12, 2009	$1,000.00
C004453	4	19.9	June 12, 2009	$1,000.00
C004454	4	25.3	June 12, 2009	$2,500.00
C006431	4	15.4	August 28, 2007	$2,500.00
C006432	4	12.6	August 28, 2007	$1,000.00
C006433	4	13.9	August 28, 2007	$1,000.00
C006634	4-5	8.1	August 28, 2007	$1,000.00
C006635	5	4.5	August 28, 2007	$1,000.00
C009461	3	2.0	July 13, 2009	$1,000.00
C009462	3	4.8	July 13, 2009	$1,000.00
C009463	3	22.4	July 13, 2009	$1,000.00
C009464	3	0.4	July 13, 2009	$1,000.00
C0013171	3	24.4	October 29, 2008	$1,000.00
C0013172	3	24.4	October 29, 2008	$1,000.00
C0013173	3	7.1	October 29, 2008	$1,000.00
C0013174	3	14.4	October 29, 2008	$1,000.00
C0013234	3	19.2	November 20, 2008	$1,000.00
C0013235	3	24.0	November 20, 2008	$1,000.00

In November 2008, the Company announced that it has purchased and staked 27 additional claim units abutting the Duquesne property to the South and Southwest.

A total of $71,308.56 is required during a two year period for exploration expenditures and taxes to keep the property in good standing.  The property boundary perimeters for both the unpatented mining claims and the patented Mining Concession are marked by red-painted wood survey posts.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

The property can be reached by traveling north on all-season/paved Highway 101 from the town of Rouyn-Noranda for approximately 25 kilometers, and is situated immediately north of the town of Renault.  An all-weather gravel road leads west off of Highway 101 where it accesses the central section of the property.  The western section of the property can be accessed from Highway 393 from an all-weather gravel road / skidder-ATV road that is situated some 4.5 kilometers west of Highway 101 (some 31.5 kilometers northwest of the town of Rouyn-Noranda) and is taken south of Highway 393.  The property can also be accessed from Duparquet or La Sarre which are situated west and northwest of the property respectively.  The highways are all-season and there is both manpower and heavy earthmoving equipment available from the town of Renault (or if needed from the town of Duparquet or the town of Noranda).

The property has generally flat lying terrain in the southern sections which is covered with glacial sand, gravel and clay; gently undulating terrain in the central sections; and steeply undulating rock knolls in the northwestern sections of the property.  Several east-west to northwest-to-southeast trending areas of low-swampy ground cut the central portions of the property; some of which occupy shear or fault zones which are numerous in the vicinity north of the main fault in the area; the Porcupine-Destor Fault.  Some of the cliff faces are up to 6.0 to 10.0 meters high, and some of the knolls stand twenty to thirty meters above the swamp levels; many of the steeper knolls being related to diorite or gabbro intrusive rocks.

The vegetation cover in the low-lying swamp areas consists of tag alder, spruce, tamarack, and larch.  The trees average between ten to twenty centimeters diameter and are considered immature growth.  The vegetation in the higher areas consists of immature birch and poplar or mixtures of these trees.  Birch grows on the tops of the rock formations and poplar on the sides or bottoms of the rock formations.  These trees average ten centimeters diameter in the eastern sections and up to twenty centimeters diameter in the western sections of the property.

Most of the timber is considered immature in nature and growths are sparse and spread-out.  Some areas within the southeast, south-central, north-east, and west sections of the property have been timbered by locals for firewood; a practice with is authorized by the Ministry within areas of crownland.

The Mining Concession patent #377 includes surface, mining, and timber rights.  The surface rights for the unpatented claims can be leased for surface as well as mining rights.  Permits addressing water, effluents, potential tailings storage areas, potential ore storage areas, potential waste storage areas, and plant processing/manpower living quarters were addressed to the satisfaction of the Quebec Government authorities and the Ministry of the Environment in 1989.  It is the opinion of management that these permits are renewable/ attainable without difficulty as the laws remain essentially the same as they were in 1989 and due to the fact that this is a designated historical mining area which has become depressed due to closure of most of the mines in the area.

From 1987 to 1991, Radisson Mining Resources Inc. had complied to orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site to original.  The head-frame was taken down and the shaft cement-capped.  All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed.  Ore material extracted was taken off-site and not processed on site.  All trailers and buildings (including head-frame) were taken off site.  Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities and, in the opinion of the Company, there are no environmental concerns outstanding.

History

Exploration work began on the property, by various interest holders, in 1923. In 1941 a shaft was sunk down to 152.4 meters and by 1945 this shaft went to a depth of 266.7 meters. By 1949, the Duquesne Mine consisted of a total of nine levels down to a depth of 390 meters.

Production of gold continued from 1949 until the end of 1952.

Exploration work began again in 1962 when 1993 meters of drilling was completed in fourteen drill holes to test the extension of the ore zone below the seventh level.

In 1986 further exploration work consisting of magnetic surveys, VLF electromagnetic surveys, geological surveys and sampling surveys was completed. Twenty drill holes, consisting of 3,048 meters, were also completed to outline west extensions and parallel zones located north of the Duquesne Mine workings.

In 1987 and 1988 additional surface and underground exploration work consisting of shaft dewatering and rehabilitation, resource calculations, geological mapping and sampling was completed. During this time 37,365 meters of underground exploration drilling and 18,504 meters of surface drilling was also completed.

From 2000 to the present day, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft where there was little exploration work done in the past. Mineralization was encountered.

Phase I Exploration Plan

Reviewing the underground data, including resources still remaining after the last mining extraction that took place in 1991, shows blocked out areas with corresponding values and assay plans.  Management believes it would be helpful to digitize all information and data from both the mined stopes and the inferred mineral resources remaining.  Management believes that the main “core” of higher values is consistent and continues with a steep westerly and easterly plunge below the ninth level that was the last area mined.  This has been confirmed by diamond drilling below the ninth level. If the underground workings are dewatered in the future, a composite survey map of the underground stopes should be compiled.  The present underground data, once digitized, should have 3D modeling performed. This would include geological information as related to the different vein systems, and assay values as associated with mined zones and zones still in place.

Management believes that in areas of higher grades and associated mineable widths should be a focus of any future exploration/drill program and work emphasized with the fact that the mineralized zones are generally less than two hundred meters thick and plunge steeply east and west and should be drilled accordingly.  Any drill program or sampling program should be done with narrow drill-fence step-outs in mind and that the potential lies with accumulating several mineralized pods for delineating tonnage.

Vein 20, the main zone which was focused on in previous mining operations, can be observed outcropping in several locations west of the mine workings.  These areas should be stripped and channel sampled and drilled accordingly; with in mind outlining the west extensions of this zone.

Several gold-bearing mineralized splays within the Duquesne Fault have been located in the northwestern section of the property with several significant surface samples.  These zones should be stripped, cleaned, and channel sampled.  Geological interpretations can be done once the rock has been cleaned and exposed.  Diamond drilling of the most significant areas can be used to determine plunges and extents of the sub-surface structures.  Management believes that these zones be delineated by a close-spaced drill program taking into account the narrowness of the mineralized pods within this area; the past/previous drilling biased using a model of a continuous-linear horizontal vein system which is not the case.

The Phase I Program is planned to find other gold-bearing systems with potential for larger tonnage, open pit potential, or shallow underground potential.  Management plans a Phase I program with a budget of approximately $1.3 million and consists of: stripping, washing and sampling known extension areas within the mineralized syenite porphyries; in particular extensions of Vein 20 and trenched extensions of the Liz Zone, Shaft Zone, and Nippissing Zone which can be traced eastward onto the property from the adjoining Duquesne West Property.  Several two-to-three tier holes should be drilled under zones that return significant surface values; taking into account the plunge and rake of existing zones.  Step-outs of up to 100 meters with four-to-five tiers of holes per vein system is planned.

History of the gold-bearing systems in this area are small tonnage pods with potential for higher values; and the potential could be dependent upon outlining several mineralized pods.  It is also planned that all of the surface drill holes, most of which are marked only by drill casings, be surveyed with both surface location and down-hole survey to marked attitude and deviations.  All of the previous core should be re-logged as it has been noticed that with age the alteration within the core becomes more distinguishable and it is known that gold values within this area are related to certain types of alteration including carbonate, fuchsite, and serecite.

In 2006, logged several of the 1988-to-1995 drill-holes were re-logged and it was found that there were many areas of intense alteration which were simply not assayed and core within these sections should be cut in half and assayed.

The surface area overlying the underground workings appears to have been cleaned and was environmentally approved by the Ministry of the Environment and the Quebec Department of Mines; and there appears to be no existing environmental concerns.  All of the previous material mined was milled off the property and there are no existing tailings facility hazards existing on the property.

Phase II Exploration Plan

Phase II will be undertaken, upon intersecting gold mineralized zones indicating both grade and width/tonnage potential.  A Phase II Program estimate of approximately $900,000 will be used to drill at depth and down-plunge of any shallow targets of significance located from the Phase I Program; and if gold-bearing systems of significant size are intersected then it is planned to drill tonnage-polygons.

Fiscal 2007 and 2008 Exploration

On 7/9/2007, the Company announced that line-cutting over two detailed grids was half finished and was expected to be completed by mid-July.  The grids are spaced at 50 meters apart for tight control.  Surface prospecting and mapping was continuing.  Some eighty channel/chip samples had been taken within the two areas of which eighteen have been analyzed.  An extension of Vein 20 has been located on surface some 350-meters to 500-meters west of the shaft, and this area is presently being stripped and sampled.  Diamond drilling of this area was expected to begin in July with closely spaced drill holes spaced 25 meters apart to test the continuity of this zone.  During the stripping, a secondary zone, Zone 10, which is associated with the main vein, was uncovered.  Three equally spaced holes totaling some 500 meters each were to be drilled below the ninth level to intersect the indicated steep-west plunge of the ore body which appears to both widen and increase in value at depth.

On 7/17/2007, the Company announced that prospecting and sampling of the sectors to the east and west of the Duquesne underground mine working extensions uncovered siliceous mineralized zones within syenite porphyry host rock along the fault contacts with ultramafic and basalt flow and averaging 5.0 to 7.0 meters width on average.  Channel and chip samples from these areas are in for assaying.  Prospecting and sampling of the northwest sector of the property; in particular those areas associated with extension of the Shaft Zone, Liz Zone and Nippissing Zone from the Duquesne West Property, uncovered encouraging values that are being followed up by detailed stripping and sampling programs.  The most encouraging values are associated within a gabbro intrusive along the faulted contact with syenite porphyry.  Focus is being made on stripping and detailed sampling of several zones that are returning encouraging values.  Drilling of the west extension and east extension of the Zone 20 commenced.  Drill hole DQ07-01 was drilled over to Zone 20, but intersected two parallel zones; one at the faulted syenite porphyry/ultramafic contact and one within the fault-associated utramafic.  Hole DQ07-02, set behind the collar of the first hole, has intersected Zone 20 over a siliceous-mineralized width of at least 23.0 meters. The core was logged, split, and sent out for assaying.

On 7/18/2007, the Company announced that the first four holes had been completed over the extension of Zone 20 that was the vein from which some 60,000 ounces of gold was mined previously.  This zone has now been extended some 305 meters west of the underground workings; and is now being traced further with use of a backhoe excavator that has stripped several mineralized sections of this vein along strike to the west.  There is no obvious noticeable trenching or diamond drilling of the vein system within the newly excavated area and the area to the west.  The stripping has indicated a well-mineralized chert-quartz vein system of at least 11-to-12 meters true width.  New drill holes will be spaced at approximately 25.0 meters apart.  Plans are to drill under this zone at below the 300-meter depth to observe the continuity of this vein system.  Most of the other gold occurrences along strike with this zone increase in width and value at depth; and the purpose of this program is to increase mineral resource estimates below the mine workings and also along strike with the mine workings to the west.

On 8/7/2007, the Company announced that the first seven BQ core drill holes west of the old workings had been completed, and the results from the first three holes had been received.

Hole DQO7-02	Indicated 3.65 g/t Au over a width of 1.65 meters (section within averaging 4.18 g/t Au over 0.80 meters)
Hole DQO7-03	Indicated 3.60 g/t Au over a width of 4.30 meters (section within averaging 8.63 g/t Au over 1.0 meters)
Hole DQO7-04	Indicated 1.55 g/t Au over a width of 7.70 meters (section within averaging 5.14 g/t Au over 0.80 meters)

The Company continued its exploration program and on November 15, 2007, the Company announced that Drill hole 92-140 intersected vein 20 at a vertical depth of 935 metres and returned values of 76.6 grams per tonne (g/t) gold (Au) over a width of 1.50 metres.  Drill hold DQ07-18, drilled at minus 73 degrees, has intersected a number of vein systems, including vein 20, the most significant of the vein systems, at 609 metres below surface.

Vein systems encountered were:

Vein 7 – 512.50 to 515.2 metre interval;

Vein 9 – 552.10 to 555.60 metre interval;

Vein 10 – 579.60 to 582.85 metre interval;

Vein 11 – 596.50 to 598.80 metre interval;

Vein 20 – 639.00 to 645.60 metre interval; and,

Vein 30 – 654.35 to 665.0 metre interval.

Of the four deep drill holes completed in this program, all intersected gold values below the ninth level of the mine workings. Drill holes DQ07-18 to DQ07-20 intersected the structure at a vertical depth of 490 meters to 530 meters and were spaced 80 meters apart. Drilling has indicated that the gold-bearing system becomes wider with increasing gold values at depth.

Drill hole DQ07-21 was positioned 250 meters west of DQ07-19 and intersected Vein 20 between 404.10 meters and 418.30 meters with values averaging 13.86 g/t gold over 5.15 meters width, with an intersection of 35.33 g/t gold over 1.40 within this section. The hole also encountered a significant massive sulphide structure along the footwall of the main gabro intrusive complex.

A total of 51 holes were drilled on the property along a 1,400 meter strike length west of the old workings on a structure that extends for 3,000 meters along the north side of the Porcupine-Destor fault. On June 25, 2008, the Company received assay results from holes DQ07-18 to 7-23 as given below:

Drill Hole	Vein	g/t Au	Width (m)	Core Section Begins (m)

07-17	Nippissing	6.23	3.20	3

07-18	10	6.0	2.60	494
	20A	9.55	1.65	512
	20B	3.35	1.65	528

07-19	10	6.99	2.15	484
	20A	5.97	1.95	524
	20B	6.13	2.20	555

07-20	10	9.16	2.15	427
	20A	3.37	1.25	486
	20B	1.77	0.60	490

07-21	10	6.43	1.45	353
	20A	18.74	4.10	395
	20B	3.21	1.85	405

07-22	10	4.42	3.10	30
	20A	3.10	1.50	45
	20B	3.45	2.45	118

07-23	10	N/A	-	-
	20A	9.40	7.50	156
	20B	10.34	4.25	193

08-21	20B	3.21	1.85	416

08-22	10	4.42	3.10	13
		3.10	1.50	25
		3.45	2.45	47

08-24	10	3.60	1.35	260
		6.29	1.30	329
		5.21	0.75	381

08-25	20B	3.26	1.20	207

08-26	20B	3.42	1.80	406

08-27	20B	2.12	5.70	314

08-29	74	4.20	1.60	163
	10	4.35	2.60	368

08-32	20B	3.16	4.70	475

08-35	10	3.33	1.00	68

08-39A	20B	4.26	1.90	240

08-42	20B	3.83	1.30	694

08-44	20A	3.35	2.50	393

08-45	10	4.21	2.70	311

08-50	74	7.58	1.50	216

08-51	10	6.76	5.50	511
	20A	4.20	2.0	611
	20B	5.07	2.0	708

08-52	10	4.01	2.30	209

08-56	20B	4.04	0.90	542

08-70	10	5.02	3.0	336
	20A	12.04	1.0	647

08-71	20B	4.86	2.0	695

08-72	10	4.20	2.0	486

Drilling is expected to resume in November 2008. Three drills are expected to be operating on the Duquesne property. To date, 23,270 meters of drilling have been completed on the property in 62 drill holes. The drilling has extended the mineralized zone for 1,300 meters and down to a depth of between 300 and 600 vertical meters from surface.

Assay backlogs have stretched to four months. In order to ensure faster results, the Company has entered into an arrangement with Techni Labs of St. Germaine, Quebec, whereby paying a premium it will receive assay results within three weeks, which will allow for a more steady flow of information.

Beattie/Donchester/Dumico Mines

Eastern Quebec Province, Canada

Gold Exploration

La Sarre
Authier-Nord
Macamic
Authier
Palmarolle
Ste-Rose-de-Poularies
Taschereau
393
101
111
C.N.
Launay
Villemontel
St-Félix
109
397
Despinassy
Rochebaucourt
Duparquet
388
Parc Aiguebelle
Amos
La Morandière
Ste-Gertrude-de-Villeneuve
386
St-Mathieu
St-Marc
395
D'Alembert
Barraute
113
Belcourt
Senneterre
La Corne
Rouyn-Noranda
Evain
McWatters
117
Cadillac
Rivière Héva
Vassan
Beaudry
Val-Senneville
Obaska
Malartic
Sullivan
Jacola
Dubuisson
Val-d'Or
Cloutier
Louvicourt
Beattie / Donchester Properties
25 km
N
60°
Labrador Sea
Kuujjuarapik
Schefferville
Chisasibi
Radisson
NEWFOUNDLAND & LABRADOR
QUÉBEC
Fermont
Waskaganish
Némiscau
Beattie / Donchester Properties
Havre- St.Pierre
50°
Sept-Iles
La Sarre
Matagami
Chibougamau
Ile D' Anticosti
Rouyn-Noranda
Amos
Gaspé
Rimouski
Val d'Or
Chicoutimi
Atlantic
NEW BRUNSWICK
Québec
Trois-Rivières
Montréal
Thetford-Mines
ONTARIO
OTTAWA
Sherbrooke
U.S.A.
0 100 200 300 400
Kilometres
Toronto
May 2008
Clifton Star Resources Inc.
Beattie / Donchester Mines
Duparquet Township, Quebec
Location Map
Figure 1

Municipalité de Rapide-Danseur
Ville de Duparquet
388
BEATTIE
DONCHESTER
Banc d'emprunt
glory hole
A ZONE
NORTH ZONE
Beattie Shaft
Donchester Shaft
Duparquet
SOUTH ZONE
DUMICO
CH. DU LAC
CH. DU MOULIN
Île Amik
Île Leblanc
Île aux Cochons
Île Demil
LAC DUPARQUET
Pointe à Lemieux
Île aux Goélands
Dugros
Clifton Star Resources Inc.
Beattie / Donchester Location Map
0
0.5
1.0
kilometre

Acquisition Details

The Company acquired an option to acquire an interest in the properties under 3 separate agreements.

Under the first agreement, dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), and the Shareholders of Beattie Gold Mines Ltd. (“Beattie”) and Beattie Gold Mines Ltd. (collectively known as the “Optionors”), the Company was granted an option to acquire 100% of the issued and outstanding shares in the capital stock of Beattie, which owns a 100% undivided interest in underground mining concession MC#292, in consideration of the payment of:

(a)

$400,000 on the Effective Date;

(b)

on or before December 1, 2008, Clifton Star will perform due diligence as is required to make a decision whether or not to continue under the terms of this Option Agreement, which is known as the “Confirmation Date”.

(c)

On the Confirmation Date, along with a written notice to proceed, Clifton Star will pay the Optionors $3,600,000;

(d)

On or before 12 months from the Confirmation Date, the Company will have the option to purchase all of the issued and outstanding shares of Beattie for $16,000,000;

(e)

Subsequent to Closing, Clifton Star shall pay to the Optionors a bonus of $6,000,000 if at any time there is a minimum of 2,000,000 ounces of gold drill inferred on the Property and confirmed by a pre-feasibility study prepared by an accredited engineering firm complaint with Canadian NI43-101. If the Optionee transfers directly or indirectly any of the shares or interest in the property to a third party, the bonus shall be paid.

Under the second agreement, dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), and Rhonda Smerchanski, sole shareholder of 2699681 Canada Ltd. and Eldorado Gold Mines Inc. (“Eldorado”) (collectively known as the “Optionors”), the Company has the option to purchase 100% of the shares of 2699681 Canada Ltd., which is the legal and beneficial owner of a 100% undivided interest in the property consisting of the surface rights of Beattie Mining Concession #292, part of the surface rights of Donchester Mining Concession #384, and the surface rights of the Dumico Claims, and mine tailings that originated from the original Beattie, Donchester, Duquesne and Hunter Mines. In consideration for the interest, the Company:

(a)

shall pay the Optionors $200,000 on the Effective Date;

(b)

on or before December 1, 2008, Clifton Star will perform due diligence as is required to make a decision whether or not to continue under the terms of this Option Agreement, which is known as the “Confirmation Date”;

(c)

on the Confirmation Date, together with the written notice to proceed, the Company shall pay the Optionors $1,800,000;

(d)

On or before 12 months from the Confirmation Date, the Company will have the option to purchase all of the issued and outstanding shares of 2699681 Manitoba for $8,000,000.

Under the third agreement dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc. (collectively known as the “Optionors”), the Company has the option to purchase 100% of the shares of 2588111 Manitoba Ltd., which is the legal and beneficial owner of 173714 Canada Inc., which owns Donchester Mining Concession #384, Hunter Mining Conession #442, and claims C003231 and C003232 which make up the Dumico Claims, as well as ten claims in Manitoba known as the Eagle Claims. In consideration of the interest, the Company:

(a)

shall pay to the Optionors $400,000 on the Effective Date;

(b)

on or before December 1, 2008, Clifton Star will perform due diligence as is required to make a decision whether or not to continue under the terms of this Option Agreement, which is known as the “Confirmation Date”;

(c)

on the Confirmation Date, together with the written notice to proceed, the Company shall pay the Optionors $3,600,000;

(d)

On or before 12 months from the Confirmation Date, the Company will have the option to purchase all of the issued and outstanding shares of 2588111 Manitoba for $16,000,000.

(e)

Subsequent to Closing, Clifton Star shall pay to the Optionors a bonus of $6,000,000 if at any time there is a minimum of 2,000,000 ounces of gold drill inferred on the Property and confirmed by a pre-feasibility study prepared by an accredited engineering firm complaint with Canadian NI43-101. If the Optionee transfers directly or indirectly any of the shares or interest in the property to a third party, the bonus shall be paid.

On November 25, 2008, the Company announced that the vendors of the 3 properties had agreed to a revised payment schedule. Under the revision, a payment of $500,000 is due on December 1, 2008, and the balance of $8,500,000 has been postponed to July 1, 2009. In addition, the final payment may be made in either cash or shares, or a combination from a third-party.

Property Description

The claims which make up the 3 properties are located in Northwest Quebec, adjacent to the town of Duparquet. The Beattie and Donchester properties are adjacent, while the Dumico property lies to the east of the Donchester block.

The Beattie Mine Property consists of the surface rights and underground Mining Concession MC#292 of 942.2 acres, the Donchester Mine Property is Mining Concession #384 of 823.5 acres, the Dumico property is claims C003231 and C003232 which total 238 acres.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

The properties are located in Northwest Quebec, Abitibi West County. The town of Duparquet is located partially within the property boundaries of the Beattie property. All 3 of the properties are accessible by all-weather paved Highway from the cities of Rouyn-Noranda. Duparquet is reached by going north from Noranda on Highway #101 for approximately 32 kilometers and then 14.5 kilometers west on Highway #393.

Work can be conducted on the properties throughout the year. Although snowfall and accumulations of 1-3 feet occur from mid-November to mid-April, the weather is generally not severe enough to halt exploration or mining operations in the area.

The town of Duparquet contains skilled workers and housing, while the cities of Rouyn-Noranda currently provide labor and supplies to numerous exploration and mining operations throughout the region. As former mining operations, water and power is available to the properties from Duparquet.

Most of the former mine buildings on the properties have been dismantled and removed, although a concentrate roaster remains intact on the Beattie Mine site. Tailings from the historical mining operations exist on portions of the properties. The Beattie Mine milled ore on-site from 1933 to 1956 which included roasting aresenopyrite rich rock which was then processed on-site by floation and cyanidation. When the ore was roasted, arsenic in the form of arensic trioxide was collected, and is currently contained on the property within one cement reservoir and within metal and plastic drums stored in seven secured truck trailers. At the request of the Quebec government, a fence and locked gates has been placed around the arsenic trioxide storage containers as well as the roaster and mill remnants.

Vegetation in the area largely consists of second growth birch, poplar & spruce. The properties are crossed by higher ridges, and mill tailings were deposited in several of the lower-lying areas. The region is within the Abitibi Greenstone belt, and the properties lie along a portion of the Porcupine-Destor Falut, as well as several off-shoots known as the Beattie and Donchester Faults. Gold mineralization appears to be related to late intrusions of syenite and/or feldspar porphyries in volcanics along lines of weakness adjacent to or coincident with the Beattie and Donchester Faults.

History

The Beattie Mine has seen the highest level of operation of the 3 properties, including mining and milling on-site between 1933 and 1956. Gold was first discovered in Duparquet Township by John Beattie in 1910, but the first claims in MC292 were staked by Mr. Beattie in 1923. The Main or North orebody was discovered in 1930, and a six-compartment shaft was sunk to a depth of 1,150 feet, with nine levels established at 150-foot intervals. A 2,000 ton per day floation plant was built and production started in 1933, with a cyanidation plant installed in 1934 and a roaster added in 1937. Additional shafts were sunk to support higher production rates, which rose to 1,900 tons/day in 1941/1942. The owner of the property acquired the Donchester property in 1941, and mining proceeded at Donchester from 1946 to 1956, with the ore processed at the Beattie mill. Due to rising costs, production ceased at both Beattie and Donchester. The Beattie mill processed a total of 10,614,421 tons at an average grade of 0.126 oz gold per ton. Of that total, 1,350,000 tons grading 0.14 oz/ton gold were mined from the Donchester property.

The claims which make up the current Dumico property were originally part of a larger property which produced gold from two shafts sunk into a mineralized zone traced along 700 meters of strike length. A total of 7,100 tons of ore with an average grade of 3.20 g/t gold was mined from Dumico and milled at the Beattie mill. The underground workings at Beattie and Donchester are connected to the Dumico shaft.

Except for a small surface exploration program including 2 drill holes conducted in 1966, the Beattie and Donchester properties were not explored again until 1987. At that time, Beattie Mines Ltd. hired C.W. Archibald Limited to conduct a review of the Beattie Property. Upon a positive recommendation, exploration was conducted including line cutting, geological mapping and surveying, and surface stripping and sampling. Diamond drilling of 43 holes totaling 21,931 feet was conducted at Beattie in 5 different areas of the property between 1988 and 2008. This drilling has been successful in identifying and delineating a number of areas of mineralization. These include direct extensions of known zones as well as new zones, both near surface and underground, largely beneath the 9th level.

On the Donchester property, exploration work commenced in 1990 and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. 2 diamond drill holes tested geophysical anomalies without intersecting significant mineralization. At least 6 more recent drill holes intersected gold mineralization along the North Boundary Zone.

Exploration by the Company

Since signing the option agreements covering the properties, Clifton Star has continued the exploration programs on each of the 3 properties under the supervision of Fred Archibald, the Company’s Vice-President of Exploration.

On the Beattie property, the Company concentrated its initial drilling on the South Zone and the newly discovered eastern extension of the South Zone. The total strike length of each zone was estimated at approximately 500 meters with an offset of 60 to 70 meters dividing the two zones. The eastern extension is being drilled using 40-50 meter centers and the South Zone on 30-50 meter centers. Drilling is currently being conducted at Beattie, Donchester and Dumico with several drills.

Additional personnel is being added to process the drill core backlog. Drill core is logged and split, and half the drill core is sent for assay to Techni-Lab of St. Germaine, Quebec, while the remaining half is stored within a secured and monitored complex at the Beattie Mine site. Assaying is by fire assay using gravimetric finish. Check samples for higher than 5.0 g/t gold are sent to Expert Labs of Rouyn-Noranda, Quebec.

The Company is also studying the possibility of metals recovery from both the primary and secondary tailings pond existing on the property. Thirty-six pound samples were taken, and assays returned average grades of 3.46 g/t gold and 3.20 g/t silver. Testing for recovery utilizing various grind sizes is currently underway, and bacterial leach testing will also be conducted.

Fiscal 2007 and 2008 Exploration

Drilling on the Beattie-Donchester properties has been outlining three mineralized zones at approximately 50 meter spacing and down to depths of between 300 and 600 vertical meters from surface. These zones, the “North” Zone, the “A” or “RW” Zone and the “South” Zone, have now been traced continuously for some 2300 meters, 700 metes and 2,200 meters along strike length, respectively.

To date, 120 drill holes totaling 37,113 meters have been drilled on the Beattie, Donchester, and Dumico properties. 7 diamond drills are working on all 3 zones. Drilling is designed to extend the known mineralization along strike and at depth, as well as testing new potential structures. The Company has adopted a policy of reporting drill results only as assays from each complete hole is received.

Central Duparquet

Eastern Quebec Province, Canada

Gold Exploration

In November 2008, the Company announced that it had agreed to acquire claims known as the Central Duparquet property located between the Donchester and Dumico properties. The property consists of 18 units totaling 293 hectares. During the 1980’s, the property was extensively drilled by Soquem and Cambior, and allows the Company to extend the known mineralized zones to 10 kilometers of strike length.

To acquire a 100% interest subject to a 2% NSR, the Company must pay $400,000 cash. The Company will then have 5 years to evaluate the property and, if warranted, will pay $1,900,000 cash or shares.

Hunter Mine Property

Eastern Quebec Province, Canada

Copper/Silver Exploration

The Hunter Mine Property is a former copper/gold producer totaling 942.2 acres located just north of the Beattie/Donchester mine properties. The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Beattie/Donchester/Dumico Mines” property description.

Approximately 391,000 tons averaging 1.09% was mined on the property from underground workings through 1957. Zinc and silver values are also associated with the known copper mineralized zones. The Company is currently in negotiations to acquire the mining and exploration records for the Hunter property from prior operators. This information will be used to access the exploration potential of the Hunter Property.

Cat Lake Mine Property

Manitoba Province, Canada

Nickel/Copper Exploration

The Cat Lake Mine Property is a former copper/nickel producer totaling 238 hectares located northeast of Winnipeg, Manitoba. The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Beattie/Donchester/Dumico Mines” property description.

The mine stockpiled ore produced from four underground levels until closure in 1957. A 1,000 ton/day concentrator was installed on the property but was never operational before the mine’s closure.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in premises of approximately 1500 sq.ft. at 580 Hornby Street, #430, Vancouver, British Columbia, Canada  V6C 3B6.  The Company began occupying these facilities in November 2002.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the first quarter ended 9/30/2008 and the fiscal years ended 6/30/2008, 6/30/2007, and 6/30/2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

Upon incorporation in 1981, the Company was in the business of acquiring and exploring mineral properties. At 3/12/2000, faced with unsuccessful exploration results and the inability to finance further mineral property efforts; the Company had divested all of its interest in mineral properties.  In March 2000, the Company signed a purchase and sale agreement to acquire controlling interest in a satellite communications industry company; during Fiscal 2001, the acquisition effort was abandoned by the Company.  Since that time until September 2006, the Company was in the process of reorganizing and re-evaluating its business operations and future opportunities.

On 9/20/2006, the Company signed an option agreement (amended 5/14/2007 and 6/11/2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec.  Refer to ITEM #4D, “Property, Plant and Equipment; Acquisition Details”.

Financing Timeline

As of the latest fiscal year ended 6/30/2008, the Company had working capital in the amount of $4,715,962. Management believes that the Company has sufficient funds to continue operations for fiscal 2009 ended 6/30/2009 without having to engage in any additional financings. However, under the Company’s revised property option agreements with Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. the Company is required to make the remaining $8,500,000 cash payments by July 1, 2009. The Company will require additional funding in order to meet these obligations. Management anticipates that it will attempt to obtain the required funds through the sale of additional common shares. If the Company is unable to obtain the required funds and make the required payments, it may lose its interests in those properties.

Subsequent Events

The following is a summary of significant events and transactions subsequent to the year ended June 30, 2008:

In July, the Company completed the private placement of a total of 1,377,246 flow-through units for gross proceeds of $3,371,988.

In August, Michael Mason resigned as Vice-President of Corporate Affairs. Philip Nolan was appointed to the Board of Directors.

In September, the Company completed the private placement of 499,995 flow-through units for gross proceeds of $1,499,985 and the placement of 2,057,605 non-flow through units for gross proceeds of $4,999,980.

On November 25, the Company announced an amendment to the payment schedule on the Beattie/Donchester/Dumico properties. Under the revised schedule, the Company will pay the vendors $500,000 on December 1, 2008 and the balance of $8,500,000 has been postponed to July 1, 2009. Also, the vendors have agreed to accept the final payment in cash or share or a combination from a third party. The Company also announced that it had agreed to acquire a 18 units totaling 293 hectares known as the Central Duparquet located between the Donchester and Dumico mines. Consideration for the acquisition will be $400,000 for a 100% interest subject to a 2% NSR, as well as a payment of $1,900,000 in cash or shares to a third party within 5 years. The Company also purchased and staked a total of 27 claim units totaling 964 hectares abutting the Duquesne block to the south and southwest.

Fiscal 2008 Ended June 30, 2008 vs. Fiscal 2007 Ended June 30, 2007

The following is a summary of significant events and transactions that occurred during the year ended June 30, 2008:

a.

On July 3, 2007, the Company issued 1,999,998 flow-though shares for the private placement previously announced on April 23, 2007.  An additional 99,999 flow-through shares as finders fees, and 199,999 non-flow-through options were issued as agents options.

b.

On July 3, 2007, the Company issued 10,000 common shares at a deemed price of $1.85 per share for a total value of $18,500 pursuant to the Duquesne property option agreement.

c.

On July 4, 2007 trading of the Company’s shares were changed from the NEX to Tier 2 on the TSX Venture Exchange.

d.

On July 6, 2007, the Company received $10,000 for issuing 50,000 common shares at $0.20 from the exercise of stock options.

e.

On July 11, 2007, the Company announced the appointment of Fred Archibald, P. Geo., APGO/OGQ as Vice-President of Exploration. The Company granted Mr. Archibald 300,000 stock options exercisable at $2.00 per share until July 11, 2009.

f.

On July 12, 2007, the Company announced the appointment of Michael Mason as Vice-President of Corporate Affairs. The Company granted Mr. Mason 400,000 stock options exercisable at $1.90 per share until July 12, 2009. Subsequent to the fiscal year end, Mr. Mason resigned and the stock options were cancelled.

g.

On August 22, 2007, the Company announced the resignation of Mike Moustakis from the Board of Directors.

h.

On October 9, 2007, the Company completed a non-brokered flow-through private placement of $1,500,000 through the sale of 612,243 flow-through units (FT Units) (each unit consisting of one common share and one warrant) at a price of $2.45 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.60 per share.  The Company granted 61,224 non-flow-through agent’s options exercisable at $2.45 per option until October 9, 2009.  Each option is exercisable into one Unit (each unit consisting of one common share and one warrant).  Each warrant is exercisable at $2.60 per share until October 9, 2009.  The Company issued 30,612 common shares valued at $73,163 for the finder’s fee.  The Company also paid $75,000 cash for due diligence fees which have been recorded as share issue costs.

i.

On October 9, 2007, the Company completed a non-brokered private placement of $1,000,000 through the sale of 500,000 hard dollar Units (each unit consisting of one common share and one warrant) at a price of $2.00 per Unit.  Each warrant is exercisable until October 9, 2009 at a price of $2.10 per share. The Company granted 50,000 agent’s options exercisable at $2.00 per option until October 9, 2009.  Each option is exercisable into one Unit (each unit consisting of one common share and one warrant).  Each warrant is exercisable at $2.10 per share until October 9, 2009.  The Company issued 25,000 common shares valued at $59,750 for the finder’s fee.  The Company also paid $50,000 cash for due diligence fees which have been recorded as share issue costs.

j.

On October 10, 2007, the Company announced that the TSX Venture Exchange accepted filing documentation for the non-brokered private placements previously announced on September 17, 2007, October 1, 2007 and October 4, 2007.

k.

On October 12, 2007, the Company announced that it appointed Mr. Harry Miller to the Company’s Board of Directors.

l.

On October 23, 2007, Nick Segounis resigned as President of the Company.  The Company also announced the appointment of Harry Miller as the Company’s new President.

m.

On April 14, 2008, the Company completed a non-brokered private placement of 793,746 flow-through units at $2.10 per unit for gross proceeds of $1,666,867. Each flow-through unit consisted of one flow-through common share and one non-flow through common share purchase warrant, with each warrant exercisable into one non-flow through common share at a price of $2.30 until April 14, 2010. The Company paid a finders fee of 36,115 common shares and 72,231 agent’s options exercisable into non-flow through units at $2.10 per unit until April 14, 2010. The Company also paid $83,344 in due diligence fees.

n.

On May 1 (and as amended on July 22, 2008), the Company signed three mineral property option agreements with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”). Under the agreements, the Company has an option to acquire 100% of the issued and outstanding shares of the three companies which own mining rights, claims, and concessions in Quebec and Manitoba. To acquire the interests, the Company must make cash payments totalling $50,000,000. Additionally, if 2,000,000 ounces of gold are drill inferred on Beattie or 2588111’s properties, the Company must pay a bonus of $6,000,000 to Beattie and 2588111.

o.

On June 9, 2008, the Company completed a non-brokered private placement of 833,238 flow-through common shares units at $2.20 per unit for gross proceeds of $1,833,124. Each unit consisted of a flow-through common share and one non-flow through common share purchase warrant, with each warrant exercisable into a non-flow through common share at a price of $2.50 per share until June 9, 2010. The Company paid a finder’s fee of 41,662 common shares and 83,323 agent’s options exercisable into non-flow through units at a price of $2.20 per unit until June 6, 2010. The Company also paid $91,656 in due diligence fees.

Selected Annual Data

Year Ended June 30 2008
Interest Income	$65,236
Net Income (loss)	($523,379)
Basic and Diluted EPS	($0.04)
Working Capital	$4,715,962
Shareholders Equity	$10,648,154
Total Assets	$11,985,206

The Company earns interest income from cash held in a term deposit.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Summary of Quarterly Results

	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Interest Income	$9,456	$27,837	$13,965	$13,978
Net Income (Loss)	$256,847	($415,812)	($189,283)	($175,131)
EPS	$0.03	($0.03)	($0.02)	($0.02)
Working Capital	$4,715,962	$1,975,722	$3,154,654	$1,151,864
Shareholders’ Equity	$10,648,154	$4,331,274	$4,308,047	$1,932,577
Total Assets	$11,985,206	$4,726,858	$4,408,821	$1,984,782

Results of Operations

The Company had a net loss of ($523,379) [2007 - ($345,260)] during the year ended 6/30/2008.  Some of the significant expenses are as follows:

a.

Consulting fees of $51,733 (2007 - Nil) increased significantly from the prior year. The increase includes a consulting contract for the preparation and filing of the Form 20-F Registration Statement; Consulting services provided by an officer; and a consulting agreement with Limited Market Dealer for financing services.

b.

Filing and Transfer agent fees of $88,379 (2007 - $28,126) are higher than the prior year due to fees incurred for the filing of mineral property agreements and additional private placements.

c.

Office and miscellaneous of $12,067 (2007 - $2,393) is higher than the prior year as a result of increased business activity.

d.

Insurance expense of $13,900 (2007 - $Nil) was a result of the Company obtaining Director and Officer liability insurance during fiscal 2008.

e.

Investor Relations of $58,635 (2007 - $Nil) increased as a result of the Company entering into a 6-week promotional campaign with Take 5 Solutions of Boca Raton, Florida.

f.

Management fees totaled $45,000 (2007 - $Nil) due to the company entering into a management consulting agreement with Harry Miller, President of the Company, for compensation of $15,000 per quarter.

g.

Professional fees, including accounting, audit and legal fees, rose to $165,399 (2007 - $42,037) due to higher legal fees related to the statement of claim and the auditor’s review of financial statements for the Form 20-F Registration Statement, as well as higher accounting fees due to increased complexity of the financial statements and business activity.

h.

Shareholder costs of $10,059 (2007 - $417) were higher than in fiscal 2007 as a result of additional information disseminated to shareholders.

i.

Stock-based compensation was $949,305 (2007 - $282,510) which increased significantly from the prior year due to more stock options being granted in fiscal 2008 than in fiscal 2007.

j.

Travel and telephone expense was $27,759 (2007 - $8,957), with the increase due to increased business activity, work related to the option agreement with Duquesne Gold Mines, and attendance with attorneys for the defense against the statement of claim made against the Company.

During the year, the Company earned $65,236 [2007 - $19,191] in interest income from cash held in a term deposit.  Interest income is higher in the current year as a result of the Company successfully negotiating a higher rate of interest for its term deposit.

Net Income (loss) during Fiscal 2008 was ($523,379) compared to ($345,260) during the prior fiscal year.  Basic and diluted earning (loss) per share was ($0.04) versus ($0.04).  Weighted Average Number of Shares used in the calculation of loss per share was 13,026,767 versus 9,269,029.

Liquidity and Capital Resources

Total assets in Fiscal 2008 were higher than the comparative years.  The increase was primarily attributed to higher cash balances due to private placements of equity as well as the capitalization of deferred financing costs and deferred acquisition costs related to the Duquesne Gold Project.

Significant changes in key financial data from 2007 to 2008 can be attributed to income generated from interest earned on term deposits, $149,999 received from the exercise of 199,999 agent’s options, $2,199,997 received from the exercise of warrants, recognition of $949,305 in stock-based compensation, the issuance of 4,739,225 common shares for gross proceeds of $7,499,988 and the commencement of an exploration program on the Duquesne Gold Project. The Company also recognized $833,798 of future income recovery during the current year.

Cash Used in Fiscal 2008 ended 6/30/2008 Operating Activities totaled ($486,583) including the ($523,379) Net Loss.  Significant adjustments included: stock-based compensation related to stock option grants of $949,305; Amortization of $177; Future Income Tax Recovery of ($833,798); and ($78,888) in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2008 Investing Activities was ($4,995,945), which included ($1,000,000) in deferred acquisition costs; ($3,992,174) in Mineral Property and deferred exploration costs; and ($3,771) for the acquisition of equipment. Financing Activities provided cash of $10,713,944, with $9,773,455 provided by shares issued for cash, and $940,489 provided by Share subscriptions received in advance for private placements closed subsequent to the end of the fiscal year.

Related Party Transactions

During Fiscal 2008, the Company paid or accrued $6,792 (2007 - $15,792) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, former director of the Company, is a partner.

Paid or accrued $99,777 (2007 - $35,962) in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, a Director of Clifton Star.

Paid or accrued $9,268 (2007 - $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

Paid or accrued $19,663 (2007 - $Nil) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

Paid or accrued $43,226 (2007 - $Nil) in management fees to Harry Miller, and officer and director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Credit Risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Fiscal 2007 Ended June 30, 2007 vs. Fiscal 2006 Ended June 30, 2006

The following is a summary of significant events and transactions that occurred during the year ended June 30, 2007:

a.

On 7/14/2006, the Company granted 923,000 stock options to a director, officer and a former employee that are exercisable at $0.20 per share until 7/14/2008.

b.

On 9/20/2006, the Company signed an option agreement whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

c.

On 11/20/2006, the Company announced the cancellation of 436,500 outstanding stock options that had been granted on 7/14/2006.

d.

On 11/20/2006, the Company granted 100,000 stock options that are exercisable at $0.31 per share until 11/20/2008.

e.

On 2/20/2007, the Company appointed Dean Rogers as a Director of the Company.

f.

On 2/27/2007, the Company received $31,000 for issuing 100,000 common shares at $0.31 from the exercise of stock options.

g.

On 3/7/2007, the Company announced the appointment of Ian Beardmore as the Company’s Chief Financial Officer.

h.

On 3/7/2007, the Company announced the resignation of Sandra Morton as the Company’s Corporate Secretary and the appointment of George Kanolis as the Company’s new Corporate Secretary.

i.

On 3/7/2007, the Company granted an additional 225,000 options to the two newly appointed officers that are exercisable at $0.77 per share until 3/7/2008.

j.

On 4/23/2007, the Company announced a proposed non-brokered private placement of 1,999,998 units priced at $0.75 per unit.  Private placement closed on 7/3/2007, subsequent to fiscal yearend, raising $1.5 million.

Selected Annual Data

Year Ended June 30 2007
Interest Income	$19,191
Net Income (loss)	($345,260)
Basic and Diluted EPS	($0.04)
Working Capital	$352,016
Shareholders Equity	$565,738
Total Assets	$731,538

The Company earns interest income from cash held in a term deposit.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Summary of Quarterly Results

	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Interest Income	$4,426	$4,512	$4,785	$5,468
Net Income (Loss)	($91,460)	($191,039)	($26,597)	($36,164)
EPS	($0.01)	($0.02)	($0.01)	($0.01)
Working Capital	$352,015	$523,428	$516,534	$532,558
Shareholders’ Equity	$565,738	$611,599	$586,793	$592,590
Total Assets	$731,538	$614,088	$589,663	$609,241

Results of Operations

The Company had a net loss of ($345,260) [2006 - ($19,718)] during the year ended 6/30/2007.  Some of the significant expenses are as follows:

a.

Filing and transfer agent fees of $28,126 [2006 = $9,211] were significantly higher than the comparative year as a result of fees being incurred for the option agreement with Duquesne Gold Mines Ltd. and the 1,999,998 flow-through private placement which was completed on 7/3/2007;

b.

Office and miscellaneous of $2,393 [2006 = $1,853] is higher than the comparative year as a result of increased business activity;

c.

Professional fees [accounting, audit and legal fees] of $42,037 [2006 = $21,119] are significantly higher than the comparative year as a result of more professional services being required for the option agreement with Duquesne Gold Mines Ltd.;

d.

Stock-based compensation of $282,510 [2006 = $Nil] was recognized in the current year as a result of the Company granting stock options; and

e.

Travel and telephone expense of $8,957 [2006 = $2,592] increased significantly from the previous year as a result of increased business activity and work related to the option agreement with Duquesne Gold Mines Ltd.

During the year, the Company earned $19,191 [2006 = $16,066] in interest income from cash held in a term deposit.  Interest income is higher in the current year as a result of the Company successfully negotiating a higher rate of interest for its term deposit.

Net Income (loss) during Fiscal 2007 was ($345,260) versus ($19,718) during the prior fiscal year.  Basic and diluted earning (loss) per share was ($0.04) versus ($0.01).  Weighted Average Number of Shares used in the calculation of loss per share: 9,269,029 versus 9,299,029.

Liquidity and Capital Resources

Total assets in Fiscal 2007 were higher than the comparative years.  The increase was primarily attributed to the capitalization of deferred financing costs and deferred acquisition costs related to the Duquesne Gold Project.

Significant changes in key financial data from 2006 to 2007 can be attributed to income generated from interest earned on term deposits, funds received from exercised stock options, recognition of stock-based compensation, deferred acquisition costs related to the option agreement with Duquesne Gold Mines Ltd.  The Company also capitalized $75,000 in deferred financing costs related to the 1,999,998 flow-through private placement that was completed subsequent to end of Fiscal 2007.

The working capital position of the Company decreased during the current fiscal year as a result of increased business activity and incurring costs related to the private placement and option agreement with Duquesne Gold Mines Ltd.  On 2/27/2007, the Company received $31,000 for issuing 100,000 common shares at $0.31 from the exercise of stock options.

Cash Used in Fiscal 2007 ended 6/30/2007 Operating Activities totaled ($42,645) including the ($345,260) Net Loss.  Significant adjustments included: stock-based compensation related to stock option grants of $282,510; and $20,094 in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2007 Investing Activities was ($88,990), for deferred acquisition costs.  Cash provided from Fiscal 2007 Financing Activities was $31,000, from the exercise of stock options.

Related Party Transactions

During Fiscal 2007, the Company paid or accrued $15,792 (2006 = $7,016) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, former director of Clifton Star, is a partner, and $35,962 (2006 = $Nil) in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, a director of Clifton Star.

Included in accounts payable is $36,792 (2006 = $2,006) due to a director and companies controlled by common directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Credit Risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Fiscal 2006 Ended June 30, 2006 vs. Fiscal 2005 Ended June 30, 2005

The Company spent Fiscal 2006 and Fiscal 2005 in the process of reorganizing and reevaluating its business operations and future opportunities.  The Company continued to actively seek out investment opportunities.

The following is a summary of significant events and transactions that occurred during the year:

a.

On 8/31/2005, the 375,000 common shares previously held in escrow with a value of $3,750 were cancelled.

b.

The Company held its Annual General Meeting on 12/15/2004 in Vancouver, British Columbia.  The Company adopted new Articles in order to comply with the Business Corporations Act, SBC 2002.

c.

During Fiscal 2005, the Company issued 1,054,000 common shares as a result of the exercise of stock options.

d.

A Canadian court ruled in favor of the Company’s legal claim against SNT Satcomm Networking Technology Inc. (“Satcomm”), related to a loan to Satcomm associated with a subsequent failed attempted acquisition of Satcomm.  The Supreme Court of British Columbia ordered that the counterclaim filed by Satcomm be dismissed.  In response, Satcomm filed for bankruptcy after the judgment required them to pay $250,000 plus 10% accrued interest of $107,054.  Management of the Company determined the amount not to be collectible due to Satcomm’s bankruptcy, and accordingly wrote-off the amount to operations during Fiscal 2004.

Selected Annual Data

Year Ended June 30, 2006
Interest Income	$16,066
Net Income (loss)	($19,718)
Basic and Diluted EPS	($0.01)
Working Capital	$597,453
Shareholders Equity	$597,488
Total Assets	$608,549

Summary of Quarterly Results

	June 30 2006	March 31 2006	December 31 2005	September 30 2005
Interest Income	$6,643	$3,247	$3,402	$2,774
Net Income (Loss)	($5,473)	($2,625)	($7,178)	($4,442)
EPS	($0.01)	($0.01)	($0.01)	($0.01)
Working Capital	$597,453	$602,922	$605,544	$612,718
Shareholders’ Equity	$597,488	$602,961	$605,586	$612,764
Total Assets	$608,549	$604,202	$615,048	$622,211

Cash Used in Fiscal 2006 ended 6/30/2006 for Operating Activities totaled ($26,257), including the ($19,718) Net Loss.  Significant adjustments included an increase of receivables of ($9,868), an increase of prepaids of ($1,250), and an increase in accounts payable and accrued liabilities of $4,564. Cash Used in Fiscal 2006 Investing Activities was $nil.  Cash provided from Fiscal 2006 Financing Activities was $Nil, as no common shares were issued during the year.

Related Party Transactions

During Fiscal 2007, the Company paid or accrued $7,016 (2005 = $5,089) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, former director of Clifton Star, is a partner.

Included in accounts payable is $2,006 (2005 = $Nil) due to a related party. This amount is non-interest bearing and has no formal terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5.E.  Off-Balance Sheet Arrangements

Under the property option agreements between the Company and Beattie Gold Mines Ltd. and 2588111 Manitoba Ltd., if any time after the closing of the acquisition of the properties by the Company, if a pre-feasibility report compliant with NI43-101 that is prepared by an accredited engineering firm  determines there is a minimum of 2,000,0000 ounces of gold drill inferred on the Beattie property and on the properties acquired from 258111 Manitoba, the Company will be required to pay cash bonuses of $6,000,0000 to both Beattie Gold Mines and to 2588111 Manitoba.

5.F.  Tabular disclosure of contractual obligations

Under the terms of the Duquesne Gold Mines Ltd. acquisition agreement, the Company is obligated to make the following expenditures and payments:

Table No. 6

Contractual Obligations

As of June 30, 2008

Payments Due by Period
Contractual Obligations as of June 30, 2008	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Purchase Obligations	None	None	None	None	None
Other-Long Term Liabilities Reflected on the Balance Sheet	None	None	None	None	None
Total	None	None	None	None	None

Under the Company’s revised property option agreements with Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. the Company is required to make the remaining $8,500,000 cash payments by July 1, 2009 in order to complete the acquisition of these properties. If the Company is unable to obtain the required funds and make the required payments, it may lose its interests in those properties.

5.G.  Safe harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 7

Directors and Senior Management

October 30, 2008

______________________________________________________________________________

______________________________________________________________________________

Name	Positions	Age	Date First Elected or Appointed
Frederick T. Archibald (2)	VP Exploration	56	July 2007
Ian Beardmore (3)(1)	Chief Financial Officer	67	March 2007
George Kanalos (4)	Corporate Secretary	63	March 2007
Harry Miller (5)(1)	President/CEO/Director	73	July 2007
Dean S. Rogers (6)	Director	72	February 2007
Nikolaos Segounis (7) (1)	Director	64	December 1992
Philip Nolan (8)	Director	46	August 2008

(1)

Member of Audit Committee

(2)

He spends about 100% of his time on the affairs of the Company.

(3)

He spends about 10% of his time on the affairs of the Company.

(4)

He spends about 1% of his time on the affairs of the Company.

(5)

He spends about 100% of his time on the affairs of the Company.

(6)

He spends about 5% of his time on the affairs of the Company.

(7)

He spends about 1% of his time on the affairs of the Company.

(8)

He spends about 2% of his time on the affairs of the Company.

Frederick Archibald, VP Exploration of the Company, is a professional geologist with over twenty nine years experience. For the past five years he has worked as an independent geological consultant. He is a graduate of Carleton University located in Ottawa, Ontario.

Ian Beardmore, Chief Financial Officer of the Company, is a Chartered Accountant and a member of the British Columbia Institute of Chartered Accountants.  He has a Bachelor of Arts degree from the University of British Columbia, received 1964.  From 1985 to August 2006, he was associated with the firms of Moen and Company (and its predecessors, Moen & Jorgensen and Jorgensen Beauchamp), Chartered Accountants, where he handled personal and corporate taxation and audits of reporting companies’ accounts in the securities area.   Since September 2006, he has been affiliated with Michael T. Studer, CPA, PC of New York; continuing with USA-company audits of reporting companies and other private company accounts.

George Kanalos, Corporate Secretary of the Company, is a self-employed mortgage broker.  He has a degree in History from the Gymnasium at Kosice Slovak Republic, received in 1968.  He has been President of Eastside Mortgage Company since 1978, full time since 1988.  From 1983 to 1988, he held loan officer positions at several banks in Washington, USA.

Harry Miller, President/CEO/Director of the Company, has over forty years experience in the management of public companies.  He has a Bachelor of Commerce Degree from the University of British Columbia, received in 1957.  In 1999 he founded Medina Coffee Inc. from 1999 and was its President until 2004 when he retired.  He was appointed Vice President of Clifton Star in July 2006, Director in October 2007, and President/CEO in October 2007. Mr. Miller is also an officer and director of Preferential Equities Corp., a development stage company that is a reporting issuer in the United States.

Dean S. Rogers, Director of the Company, is a graduate of Queens University (BA in geology – 1958).  He is currently a member of the Association of Professional Geologists of Ontario.  From 1958 to 1988, he was employed by both major mining and junior exploration companies.  He entered private practice in 1988 and has consulted for various major firms including Chevron, Goldfields, Canamax, Pentland Firth, Kinross, TVX and Echo Bay; and from 2003 to 2005 he was a consultant and director for the former Holmer Gold Mines before it amalgamated with Lakeshore Gold.

Nickolaos (Nick) Segounis, Director of the Company, has been a professional investor since September 1970. He is President of Kaplani Holdings Ltd., a private investment company. Mr. Segounis has been an investor in numerous junior resource and development stage companies, and has also served as an officer and director of several junior companies in Canada.  Mr. Segounis has been a Director of Clifton Star since December 1992, and served as President of Clifton Star from November 1994 until the appointment of Mr. Miller in October 2007.

Philip Nolan, Director of the Company, is an attorney and a partner with the Lavery, de Billy Law Firm in Montreal, Quebec. Mr. Nolan received his B.A from the University of Western Ontario in 1984 and his LLB from the Universite de Montreal in 1988. He has been employed with Lavery de Billy since 1997, and specializes in tax law. Since 2001, Mr. Nolan has been a director of Imaflex Inc., a publicly traded packaging company traded on the TSX Venture Exchange.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

The Board has adopted a written Code of Business Ethics to promote a culture of ethical business conduct and relies upon the selection of persons to and as directors, officers and employees who they consider to meet the highest ethical standards.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation

The Company has no program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management/Director Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2008 ended 6/30/2008 was $207,896.

Table No. 8 details compensation paid/accrued for Fiscal 2008/2007/2006 ended June 30th for the Senior Management.

Table No. 8

Senior Management

Summary Compensation Table

_____________________________________________________________________________________

_____________________________________________________________________________________

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Shares/ Units Subject to Resale Restrictions	LTIP Payouts	All Other Comp.
Harry Miller President/CEO	2008 2007 2006	N/A N/A N/A	Nil Nil Nil	$43,226 (1) Nil Nil	550,000 436,500 Nil	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
Ian Beardmore Chief Financial Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$19,663 (2) Nil Nil	75,000 150,000 Nil	Nil N/A N/A	Nil N/A N/A	Nil Nil N/A
George Kanalos Corporate Secretary	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 Nil	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
Frederick Archibald Vice-President, Exploration	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$ 99,777 (3) $ 35,962 Nil	500,000 Nil Nil	Nil N/A N/A	Nil Nil N/A	Nil Nil Nil
William Schmidt Former Corp. Secretary	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 50,000	Nil Nil Nil	Nil Nil Nil	$ 6,792 $15,792 $ 7,016

(1)

The “Other Annual Compensation” for Harry Miller, President/CEO, is for management fees.

(2)

The “Other Annual Compensation”for Ian Beardmore, Chief Financial Officer, is for Consulting Services.

(3)

The “Other Annual Compensation” for Frederick Archibald, Vice-President Exploration, is for geological consulting fees.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

During Fiscal 2008, 2,175,000 stock options were granted to Senior Management, Directors, and employees/ consultants.  During Fiscal 2008, no SARs (stock appreciation rights) were granted, and none were re-priced.

Table No. 9

Stock Option Grants in Fiscal 2008 Ended 6/30/2008

____________________________________________________________________________________

____________________________________________________________________________________

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

Officers/Director
Harry Miller	550,000	$2.50	01/02/2008	01/02/2010
Fred Archibald	300,000 200,000	$2.00 $2.65	07/11/2007 03/03/2008	07/11/2009 03/03/2010
Michael Mason	400,000	$1.90	07/12/2007	Cancelled
Ian Beardmore	75,000	$2.50	05/07/2008	05/07/2010
Dean Rogers	100,000	$2.15	01/02/2008	01/02/2010
Total O/D	1,625,000

Consultants	100,000	$2.50	10/19/2007	10/19/2009
	250,000	$2.70	06/09/2008	06/09/2010
	200,000	$2.70	06/17/2008	06/17/2010

Consultants	550,000

TOTAL	2,175,000

 __________________________________________________________________________________

____________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 636,500 stock options were exercised by Senior Management, Directors and/or employees/consultants.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 10

Aggregated Stock Options Exercises in Fiscal 2008

Senior Management/Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Shares Acquired on Exercise	Exercise Price
Harry Miller	436,500	$0.20
Ian Beardmore	150,000	$0.77
William E. Schmidt	50,000	$0.20

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 7/8/9/10/11 information about stock options.

Change of Control Remuneration.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  No Disclosure Necessary

Written Management Agreements.  No Disclosure Necessary

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and other Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board of Directors’ Committees.

The Company has an Audit and Finance Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Nick Segounis (independent), Harry Miller and Dean Rogers.  The Audit Committee met one time during Fiscal 2007 and has met one time during Fiscal 2008.

The Company also has a Corporate Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The current members of the Corporate Governance Committee are Harry Miller and Nick Segounis.

6.D.  Employees

As of 10/30/2008, the Company had no employees and four executive officers. As of 6/30/2008 and 6/30/2007, the Company had no employees. Executive officers are compensated for providing consulting services, including management services, as needed.

  6.E.  Share Ownership

The following table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities.

Table No. 11

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

October 30, 2008

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Nikolaos Segounis	1,319,500	6.09%
Common	Harry Miller (1)	1,745,200	7.74%
Common	Ian Beardmore (2)	225,000	1.04%
Common	George Kanalos	150,000	0.69%
Common	Frederick Archibald (3)	500,000	2.26%
Common	Philip Nolan (4)	390,500	1.79%
Common	Dean Rogers (5)	100,000	0.46%
	Directors and Senior Management Subtotal	4,429,700	18.85%

------------------------------------------------------------------------------

(1)

900,000 of these shares represent share purchase options.

(2)

75,000 of these shares represent share purchase options.

(3)

500,000 of these shares represent share purchase options.

(4)

200,000 of these shares represent share purchase options. 90,500 of the common shares are owned indirectly through 3342913 Canada Inc., a private company controlled by Philip Nolan.

(5)

100,000 of these shares represent share purchase options.

#  Based on 21,655,497 common shares outstanding at 10/30/2008, and warrants and stock options held by each beneficial holder.

_______________________________________________________________________________

_______________________________________________________________________________

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Business Corporations Act (British Columbia), and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted its current formal written stock option plan (the “Stock Option Plan”) on 12/28/2007.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, officers, and service providers of the Company (and any subsidiary of the Company).  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 20% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of the Company may be granted to any Insider and any Associates of such Insider.

(d)

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options held by an option holder will be cancelled as of the date they cease to be a director, officer, or Consultant. If the optionee ceases to be a director, officer, employee, or consultant due to his or her death, than the option held by the optionee shall be exercisable to acquire vested unissued shares at any time up to but not after the earlier of 120 days after the date of death or the expiry date.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to Directors/Senior Management and all employees/consultants as a group.

Table No. 12

Stock Options Outstanding

October 30, 2008

____________________________________________________________________________

____________________________________________________________________________

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date

Officers/Directors
Harry Miller	550,000 350,000	$2.50 $3.10	01/02/2008 08/26/2008	01/02/2010 08/26/2010
Frederick Archibald	300,000 200,000	$2.00 $2.65	07/11/2007 03/03/2008	07/11/2009 03/03/2010
Dean Rogers	100,000	$2.25	01/02/2008	01/02/2010
Ian Beardmore	75,000	$2.50	05/07/2008	05/07/2010
Philip Nolan	200,000	$2.50	08/19/2008	08/19/2010

Total Officers/Directors	1,775,000

Employees/Consultants	100,000 250,000 200,000 100,000 150,000	$2.50 $2.70 $2.70 $3.10 $2.60	10/19/2008 06/09/2008 06/17/2008 08/26/2008 09/25/2008	10/19/2009 06/09/2010 06/17/2010 08/26/2010 09/22/2010

Total Employees/Consultants	800,000

Agents Options	50,000 61,224 47,619 24,612 83,323 28,500 108,224 10,000 255,760	$2.00 $2.45 $2.10 $2.10 $2.20 $2.20 $2.31 $2.45 $2.43		10/09/2009 10/09/2009 04/02/2010 04/14/2010 06/06/2010 06/24/2010 07/16/2010 07/16/2010 09/29/2010

Total Agents Options	669,262

____________________________________________________________________________

____________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Tables No. 8/9/10/11.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.

	Shares Owned 6/30/2008	Shares Owned 6/30/2007	Shares Owned 6/30/2006
Nickolaos Segounis	1,319,500	1,319,500	1,649,500
Michael Moustakis	600,000	1,048,000	1,008,999
Harry Miller	845,200	404,700	Nil
Bill Schmidt (Former Director)	11,000	11,000	11,000
Ian Beardmore	150,000	Nil	Nil
Michael Mason (Former Director)	Nil	Nil	Nil
Frederick Archibald	Nil	Nil	Nil
George Kanalos	150,000	Nil	Nil
Dean Rogers	Nil	Nil	Nil

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/30/2007, the Company’s shareholders’ list showed 12,663,182 common shares outstanding, with 44 registered shareholders.  38 of these shareholders were resident in Canada, holding 12,277,282 common shares (representing about 97% of the issued/outstanding shares); 6 registered shareholders were resident in the United States, holding 385,900 common shares (representing about 3%); and no registered shareholders were resident in other countries.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 200 “holders of record” in Canada, holding approximately 97% of the outstanding shares of the Company, and over 225 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States’ residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During Fiscal 2008/2007/2006, the Company paid and/or accrued $6,792, $15,792, and $7,016, in legal fees to a Hemsworth Schmidt, a law firm of which William Schmidt, a then Company’s director/officer, is a partner.

During Fiscal 2008/2007, the Company paid and/or accrued $99,777 and $35,962 in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, an officer of the Company.

During Fiscal 2008, the Company paid or accrued $43,226 to Harry Miller, officer and director, for consulting services.

During Fiscal 2008, the Company paid or accrued $19,663 to Ian Beardmore, Officer of the Company, for consulting services.

During Fiscal 2008, the Company paid or accrued $9,268 to Dean S. Rogers, Director, for consulting services.

Included in accounts payable at 6/30/2008, 6/30/2007, and 6/30/2006 is: $ 20,798 $36,792, and $2,006, due to a director and to companies controlled by common directors.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 9/30/2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Davidson & Company LLP, Chartered Accountants are included herein immediately preceding the financial statements.

a.

Audited Financial Statements:

For Fiscal 2008/2007/2006 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

On 9/19/2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

a.

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

b.

An order requiring the delivery of 436,500 options exercisable at $0.20 per share be granted to the former employee.

c.

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

It is the opinion of the Company’s management that the statement of claim is without merit and the Company intends to defend the claim vigorously. The outcome of the legal claim cannot be estimated at this point in time and no provision for the claim has been recorded in the Company’s financial statements.

Other than described above, the Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. Other than described above, the Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant changes have occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (and its predecessors) in Vancouver, British Columbia, Canada, on April 15, 1985.  The current stock symbol is “CFO”.  The CUSIP number is 18713J108, and the ISIN number is CA18713J1084.

The following table lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last ten fiscal quarters; and the last five fiscal years.

Table No. 13

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	High	Low	Closing

Monthly
October 2008	$3.05	$1.08	$1.69
September 2008	$3.67	$2.58	$3.05
August 2008	$2.20	$2.00	$2.00
July 2008	$2.85	$1.98	$2.04
June 2008	$2.90	$2.37	$2.84
May 2008	$2.95	$2.07	$2.65

Quarterly
9/30/2008	$3.67	$1.98	$3.05
6/30/2008	$3.00	$2.04	$2.84
3/31/2008	$3.05	$1.35	$2.30
12/31/2007	$2.65	$1.00	$2.15
9/30/2007	$2.60	$1.30	$2.50
6/30/2007	$2.02	$0.72	$1.85
3/31/2007	$0.96	$0.60	$0.80
12/31/2006	$0.60	$0.35	$0.60
9/30/2006	$0.68	$0.12	$0.50
6/30/2006	$0.30	$0.16	$0.18

Yearly
6/30/2008	$3.05	$1.00	$2.84
6/30/2007	$2.02	$0.12	$1.85
6/30/2006	$0.30	$0.09	$0.18
6/30/2005	$0.17	$0.07	$0.13
6/30/2004	$0.16	$0.07	$0.15

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from the Toronto Stock Exchange; both exchanges are owned by the TSX Group.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is a reporting company listed on the Toronto Stock Exchange.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”).  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity is handled by Market Regulation Services Inc.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow them to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company, 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9, the registrar and transfer agent for the common shares.

Common Share Description

All of the common shares without par value in the capital of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings.  Each common share carries with it the right to one vote.  There are no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital attaching to the common shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.  Distributions in the form of dividends, if any, will be set by the board of directors.

Provision as to the modification, amendment or variation of the rights attached to the common shares is contained in the Company’s articles and the Business Corporations Act (British Columbia).  Generally speaking, substantive changes to the Company’s share capital require the approval of the shareholders by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of the common shares.

The Company's Articles and the British Columbia Corporations Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a two-third vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all/substantially all of Company's undertakings;

e.

Removing Director before expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name; and

h.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 7/8/9/10/11 for additional information.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 14

Share Purchase Warrants Outstanding

October 30. 2008

Number of Share Purchase Warrants Outstanding	Year #1	Expiration Date of Share Purchase Warrants

500,000	$2.10	October 9, 2009
612,243	2.60	October 9, 2009
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 9, 2010
284,998	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
499,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010
Total: 6,764,073

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 6/30/2008, 6/30/2007 and 6/30/2006, the authorized capital of the Company was 100,000,000 common shares without par value.  At these dates, there were 17,354,439, 9,335,330, and 9,235,330 common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Tables No. 7/8/9/10/11 ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares; shares issued for assets; shares issued for finder’s fees; and shares issued upon exercise of stock options and share purchase warrants.

Effective Date of Issuance	Number of Common Shares Issued	Gross Proceeds/ Deemed Value	Process/ Consideration
Fiscal 2005	Nil

Fiscal 2006	Nil

Fiscal 2007	100,000	$62,859	Stock Option Exercise

Fiscal 2008	4,239,225	$6,499,988	Flow-Through Private Placements
	500,000	$1,000,000	Non-Flow Through Private Placements
	233,388	$401,027	Finders’ Fees
	10,000	$18,500	Issued for Mineral Properties
	636,500	$362,445	Exercise of Stock Options
	199,999	$422,432	Exercise of Agent’s Options
	2,199,997	$2,199,997	Exercise of Warrants

Fiscal 2009 Q1	1,967,241	$4,871,973	Flow-Through Private Placements
	2,057,605	$4,999,980	Non-Flow Through Private Placement
	201,212	$589,730	Finders’ Fees
	75,000	$57,750	Exercise of Stock Options

10.A.7.  Resolutions/Authorizations/Approvals

         --- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was incorporated by Articles of Incorporation under the Companies Act (British Columbia) on 4/30/1981 under the name “Houstonia Resources Ltd.”.  The Company changed its name to Clifton Star Resources Inc. on 11/8/1982.  At the Company’s annual general meeting held 12/15/2004, the Company adopted new Articles to comply with the new British Columbia Corporations Act.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Bylaws and Division 3 of the Corporations Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm..

Article 16 of the Company’s bylaws address the duties of the directors, and Article 19 addresses Committees of the Board of Directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Corporations Act.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from the sources and upon the terms and conditions that they consider appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security, on the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

Article 21 provides for the mandatory indemnification of Directors, former director or alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the Corporations Act. The indemnification includes the mandatory payment of expenses.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9, the Company may by special resolution:

(1)

Create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)

increase, reduce, or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)

if the Company is authorized to issue shares of a class of shares with par value:

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)

alter the identifying name of any of its shares; or

(7)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Corporations Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Corporations Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s Articles has previously been filed as an exhibit to the Company’s Registration Statement.

10.C.  Material Contracts

a.

Share Acquisition Agreement between the Company, Duquesne and the shareholders of Duquesne; dated 9/20/2006, as amended on 5/14/2007 and 6/11/2007.

A copy of this contract has been previously filed as an exhibit to the Company’s Registration Statement.

The terms of this contract are summarized as follows:

a.

The Company has paid to Duquesne a non-refundable deposit of $60,000 (paid) which monies will be used to make exploration expenditure on the Property;

b.

on or before nine calendar months from the execution date (9/20/2006) of the Agreement, the Company shall perform such due diligence as is required and shall make a decision whether or not to exercise this option and shall deliver to the Duquesne shareholders (the “Optionors”) written notice of that decision.  The date of such notice shall be the “Exercise Date” (6/20/2007).  On the Exercise Date, the Company shall pay to the Optionors the sum of $450,000.00 (paid); and issue to the Optionors; 10,000 common shares of the Company (issued 7/3/2007).

c.

pay to the Optionors a further $450,000.00 (paid) and incur exploration expenditures on the property of $1,000,000.00 on or before the first anniversary of the Exercise Date;

d.

pay to the Optionors a further $450,000.00 and incur exploration expenditures on the property of a further $1,000,000.00 on or before the second anniversary of the Exercise Date;

e.

pay to the Optionor a further $450,000.00 and incur exploration expenditures on the property of a further $1,000,000.00 on or before the third anniversary of the Exercise Date; and

f.

incur Exploration Expenditures on the property of a further $1,000,000 on or before the fourth anniversary of the Exercise Date.

g.

The Optionors will retain a 3% Net Smelter Return Royalty {“NSR”).

The transaction is an arms-length transaction.

Upon expenditure of the Exploration Expenditures on the Property pursuant to sub-paragraphs (c), (d), (e) and (f) above, the Company shall thereafter be entitled to 5% of the Gross Overriding Revenue {“GOR”) from the production and sale of minerals from the property.  Duquesne shall pay the GOR to Clifton within 30 days of each calendar quarter.  For this purpose, gross revenue shall be calculated as if all minerals are sold at fair market value in an arm’s length transaction, provided that the sale price shall be reduced for the cost of transportation from the mine site to the point of sale.  The GOR shall be computed using the date of sale.

The Net Smelter Return (“NSR”) retained by the shareholders under the terms of the Agreement shall have priority over the aforesaid GOR and the GOR shall not be paid unless and until the NSR has first been paid to the shareholders for the calendar quarter involved.

Payments made to the optionor are non-refundable, and the optionor can terminate the agreement upon ten days’ notice in the event of default on the part of Clifton Star.

b.

Agreement to Acquire Beattie Gold Mines Ltd.

Under the agreement, dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), and the Shareholders of Beattie Gold Mines Ltd. (“Beattie”) and Beattie Gold Mines Ltd. (collectively known as the “Optionors”), the Company was granted an option to acquire 100% of the issued and outstanding shares in the capital stock of Beattie, which owns a 100% undivided interest in underground mining concession MC#292, in consideration of the payment of:

(a)

$400,000 on the Effective Date;

(b)

on or before December 1, 2008, Clifton Star will perform due diligence as is required to make a decision whether or not to continue under the terms of this Option Agreement, which is known as the “Confirmation Date”.

(c)

On the Confirmation Date, along with a written notice to proceed, Clifton Star will pay the Optionors $3,600,000;

(d)

On or before 12 months from the Confirmation Date, the Company will have the option to purchase all of the issued and outstanding shares of Beattie for $16,000,000;

(e)

Subsequent to Closing, Clifton Star shall pay to the Optionors a bonus of $6,000,000 if at any time there is a minimum of 2,000,000 ounces of gold drill inferred on the Property and confirmed by a pre-feasibility study prepared by an accredited engineering firm complaint with Canadian NI43-101. If the Optionee transfers directly or indirectly any of the shares or interest in the property to a third party, the bonus shall be paid.

c.

Second Beattie/Donchester/Dumico Agreement

Under the agreement, dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), and Rhonda Smerchanski, sole shareholder of 2699681 Canada Ltd. and Eldorado Gold Mines Inc. (“Eldorado”) (collectively known as the “Optionors”), the Company has the option to purchase 100% of the shares of 2699681 Canada Ltd., which is the legal and beneficial owner of a 100% undivided interest in the property consisting of the surface rights of Beattie Mining Concession #292, part of the surface rights of Donchester Mining Concession #384, and the surface rights of the Dumico Claims, and mine tailings that originated from the original Beattie, Donchester, Duquesne and Hunter Mines. In consideration for the interest, the Company:

(a)

shall pay the Optionors $200,000 on the Effective Date;

(b)

on or before December 1, 2008, Clifton Star will perform due diligence as is required to make a decision whether or not to continue under the terms of this Option Agreement, which is known as the “Confirmation Date”;

(c)

on the Confirmation Date, together with the written notice to proceed, the Company shall pay the Optionors $1,800,000;

(d)

On or before 12 months from the Confirmation Date, the Company will have the option to purchase all of the issued and outstanding shares of 2699681 Manitoba for $8,000,000.

d.

Donchester/Dumico/Hunter Agreement

Under the agreement dated May 1, 2008 and as amended on July 22, 2008, between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc. (collectively known as the “Optionors”), the Company has the option to purchase 100% of the shares of 2588111 Manitoba Ltd., which is the legal and beneficial owner of 173714 Canada Inc., which owns Donchester Mining Concession #384, Hunter Mining Conession #442, and claims C003231 and C003232 which make up the Dumico Claims, as well as ten claims in Manitoba known as the Eagle Claims. In consideration of the interest, the Company:

(a)

shall pay to the Optionors $400,000 on the Effective Date;

(b)

on or before December 1, 2008, Clifton Star will perform due diligence as is required to make a decision whether or not to continue under the terms of this Option Agreement, which is known as the “Confirmation Date”;

(c)

on the Confirmation Date, together with the written notice to proceed, the Company shall pay the Optionors $3,600,000;

(d)

On or before 12 months from the Confirmation Date, the Company will have the option to purchase all of the issued and outstanding shares of 2588111 Manitoba for $16,000,000.

(e)

Subsequent to Closing, Clifton Star shall pay to the Optionors a bonus of $6,000,000 if at any time there is a minimum of 2,000,000 ounces of gold drill inferred on the Property and confirmed by a pre-feasibility study prepared by an accredited engineering firm complaint with Canadian NI43-101. If the Optionee transfers directly or indirectly any of the shares or interest in the property to a third party, the bonus shall be paid.

e.

Management Agreement with Harry Miller

Under an agreement between the Company and Harry Miller dated June 1, 2008, the Company appoints Mr. Miller to be the Manager of the Company’s daily affairs, including managing the Company’s office. The agreement will commence on the effective date and terminate two years after the effective date, or by written notice by Mr. Miller, whichever will occur first. The fee for the services is $8,000 per month, to be paid quarterly in advance.

f.

Flow-Through Share Subscription Agreement

Under a subscription agreement for the private placement of flow-through common share units which closed on July 3, 2007, the Company issued 1,999,998 flow-through units for gross proceeds of $1,499,999. In order to meet the tax credit requirements of the flow-through share regulations, the Company must expend the proceeds from the flow-through share issuances on qualifying exploration expenditures. The Company agreed to renounce Qualifying Exploration Expenditures during the Expenditure Period to the subscribers on or before December 31, 2008. If the Company does not incur and renounce to the subscriber Qualifying Expenditures on or before December 31, 2008, the Company will indemnify and hold harmless the subscriber and pay in settlement an amount equal to any tax payable by any indemnified person as a consequence of such failure.

g.

Flow-Through Share Subscription Agreement 2

Under a subscription agreement for the private placement of flow-through common share units which closed on October 9, 2007, the Company issued 612,243 flow-through units for gross proceeds of $1,499,995. In order to meet the tax credit requirements of the flow-through share regulations, the Company must expend the proceeds from the flow-through share issuances on qualifying exploration expenditures. The Company agreed to renounce Qualifying Exploration Expenditures during the Expenditure Period to the subscribers on or before December 31, 2008. If the Company does not incur and renounce to the subscriber Qualifying Expenditures on or before December 31, 2008, the Company will indemnify and hold harmless the subscriber and pay in settlement an amount equal to any tax payable by any indemnified person as a consequence of such failure.

h.

Flow-Through Share Subscription Agreement 3

Under a subscription agreement for the private placement of flow-through common share units which closed on April 14, 2008, the Company issued 793,746 flow-through units for gross proceeds of $1,666,867. In order to meet the tax credit requirements of the flow-through share regulations, the Company must expend the proceeds from the flow-through share issuances on qualifying exploration expenditures. The Company agreed to renounce Qualifying Exploration Expenditures during the Expenditure Period to the subscribers on or before December 31, 2009. If the Company does not incur and renounce to the subscriber Qualifying Expenditures on or before December 31, 2009, the Company will indemnify and hold harmless the subscriber and pay in settlement an amount equal to any tax payable by any indemnified person as a consequence of such failure.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2007 or 6/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for fiscal years ended 6/30/2008, 6/30/2007, and 6/30/2006, were Davidson & Company LLP, Chartered Accountants, 609 Granville Street, Suite 1200, PO Box 10372, Pacific Centre, Vancouver, British Columbia, Canada  V7Y 1G6.  They are members of the British Columbia Institute of Chartered Accountants.  Their report for the fiscal periods ended 6/30/2008, 6/30/2007, and 6/30/2006 is included with the related financial statements in this Annual Report.  Refer to Exhibit #15.

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at:  580 Hornby Street, #430, Vancouver, British Columbia, Canada  V6C 3B6.  The Company’s Form 20-F Registration has been declared effective, and the Company is be subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- Refer to ITEM #9, “Warrants”

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO and CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure. In addition, the CEO and CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company has not identified an Audit Committee Financial Expert among the 3 directors currently serving on the audit committee. The current members are Dean Rogers, Harry Miller, and Nick Segounis. All 3 members are financially literate, have extensive experience as officers and directors of public mineral exploration companies, and understanding of internal controls and procedures.

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2008 and Fiscal 2009-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.  A copy of the “Corporate Governance and Policies” was filed with the Company’s initial 20-F Registration Statement filed on March 3, 2008.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by Davidson & Company LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Davidson & Company LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are included in the following table.

Principal Account Fees and Services

Type of Service	Fiscal Year 2008	Fiscal Year 2007

Audit Fees	$ 60,808	$18,739
Audit Related Fees	-	-
Tax Fees	20,370	9,975
All Other Fees	3,894	18,989
Total	$ 85,072	$ 47,703

Tax Fees include Corporate Tax Returns and Flow-Through Share issuance reporting.

All Other Fees include the review of financial statements and 20-F filings, and issuance of consent letters.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Davidson & Company LLP, Chartered Accountants included herein immediately preceding the audited financial statements.

A.  Audited Financial Statements

    Auditor's Report, dated 10/02/2008

    Balance Sheets at 6/30/2008 and 6/30/2007

    Statements of Operations and Deficit

      for the years ended 6/30/2008, 6/30/2007, and 6/30/2006

    Statements of Cash Flows

      for the years ended 6/30/2008, 6/30/2007, and 6/30/2006

    Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Filed on 3/3/08)
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4.

Material Contracts

a.

Share Acquisition Agreement between the Company, Duquesne and the shareholders of Duquesne; dated September 20, 2006, as amended on May 14, 2007 and June 11, 2007 (filed on March 3, 2008)

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10. Additional Exhibits

a.

Code of Ethics dated June 1, 2005 (filed on March 3, 2008)

b.

Management Information Circular (filed on March 3, 2008)

c.

Form of Proxy (filed on March 3, 2008)

d.

Revised Stock Option Plan (filed on March 3, 2008)

e.

Warrant Certificates (filed on May 27, 2008)

e.

Copy of Management Agreement between the Company and Harry Miller

CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

#

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Clifton Star Resources Inc.

We have audited the balance sheets of Clifton Star Resources Inc. as at June 30, 2008 and 2007 and the statements of operations and deficit and cash flows for the years ended June 30, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and cash flows for the years ended June 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 2, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated October 2, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 2, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

	2008	2007

ASSETS

Current
Cash	$ 5,722,950	$ 491,534
Receivables	177,315	22,995
Prepaids	2,249	3,287

	5,902,514	517,816

Equipment (Note 3)	3,618	24

Deferred acquisition costs (Note 11)	1,000,000	138,698

Deferred financing costs (Note 5)	-	75,000

Mineral property and deferred exploration costs (Note 4)	5,079,074	-

	$ 11,985,206	$ 731,538

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 1,186,552	$ 165,800

Future income tax liability (Note 8)	150,500	-

Shareholders' equity
Capital stock (Note 5)	11,463,262	3,004,264
Contributed surplus (Note 5)	1,504,109	254,401
Share subscription received in advance (Notes 5 and 13)	897,089	-
Deficit	(3,216,306)	(2,692,927)

	10,648,154	565,738

	$ 11,985,206	$ 731,538

Nature of operations (Note 1)

Contingencies and commitments (Notes 4 and 11)

Subsequent events (Note 13)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2008	2007	2006

ADMINISTRATION EXPENSES
Amortization	$ 177	$ 11	$ 15
Consulting	51,733	-	-
Filing and transfer agent fees	88,379	28,126	9,211
Insurance	13,900	-	-
Investor relations	58,635	-	-
Management fees	45,000	-	-
Office and miscellaneous	12,067	2,393	1,853
Professional fees	165,399	42,037	21,119
Shareholder costs	10,059	417	994
Stock-based compensation (Note 5)	949,305	282,510	-
Travel and telephone	27,759	8,957	2,592

	(1,422,413)	(364,451)	(35,784)

OTHER ITEMS
Interest income	65,236	19,191	16,066

Loss before future income tax	(1,357,177)	(345,260)	(19,718)

Future income tax recovery	833,798	-	-

Loss for the year	(523,379)	(345,260)	(19,718)

Deficit, beginning of year	(2,692,927)	(2,347,667)	(2,327,949)

Deficit, end of year	$ (3,216,306)	$ (2,692,927)	$ (2,347,667)

Basic and diluted loss per common share	$ (0.04)	$ (0.04)	$ (0.01)

Weighted average number of common shares outstanding	13,026,767	9,269,029	9,299,029

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (523,379)	$ (345,260)	$ (19,718)
Items not affecting cash
Amortization	177	11	15
Future income tax recovery	(833,798)	-	-
Stock-based compensation	949,305	282,510	-

Changes in non-cash working capital items:
Increase in receivables	(154,320)	(7,900)	(9,868)
(Increase) decrease in prepaids	1,038	(2,037)	(1,250)
Increase in accounts payable and accrued liabilities	74,394	30,031	4,564

Net cash used in operating activities	(486,583)	(42,645)	(26,257)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	9,773,455	31,000	-
Share subscriptions received in advance	940,489	-	-

Net cash provided by financing activities	10,713,944	31,000	-

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(3,771)	-	-
Deferred acquisition costs	(1,000,000)	(88,990)	-
Mineral property acquisition and deferred exploration costs	(3,992,174)	-	-

Net cash used in investing activities	(4,995,945)	(88,990)	-

Change in cash during the year	5,231,416	(100,635)	(26,257)

Cash, beginning of year	491,534	592,169	618,426

Cash, end of year	$ 5,722,950	$ 491,534	$ 592,169

Interest paid in cash	$ -	$ -	$ -

Income tax paid in cash	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

1.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the year.  Actual results could differ from those reported.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock.  Costs related to shares not yet issued are recorded as deferred financing costs.  These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is recorded on a declining balance basis at the following annual rates:

Computer equipment	30%
Office equipment	30%

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

Future Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences.  When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the statement of operations.

Change in accounting policies

Financial instruments

Effective July 1, 2007, the Company implemented the new CICA Handbook section 3855, Financial Instruments – Recognition and Measurement. All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash as held-for-trading, and receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.

Recent accounting pronouncements

Assessing going concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

Financial instruments (cont’d…)

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Goodwill and intangible assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

3.

EQUIPMENT

		2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 2,627	$ 146	$ 2,481	$ -	$ -	$ -
Office equipment	9,557	8,420	1,137	8,414	8,390	24

	$ 12,184	$ 8,566	$ 3,618	$ 8,414	$ 8,390	$ 24

4.

MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The Main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($900,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

During the year ended June 30, 2008, the Company reclassified the $138,698 of deferred acquisition costs at June 30, 2007 into deferred exploration costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

4.

MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS (cont’d…)

2008	Duquesne Gold Project

Acquisition costs, beginning of year	$ -
Additions during the year	918,500

Acquisition costs, end of year	918,500

Deferred exploration costs, beginning of year	$ -

Additions during the year:
Assays	43,579
Camp costs	30,111
Drilling	3,426,759
Due diligence	52,429
Equipment rental	1,170
Field expenditures	148,726
Field personnel	184,554
Geological consulting	199,514
Geophysical	17,409
Line-cutting	5,532
Mapping	7,000
Miscellaneous	704
Mobilization and demobilization	15,629
Property leases and taxes	5,903
Travel, transport and freight	21,555

Deferred exploration costs, end of year	4,160,574

Total mineral property and deferred exploration costs	$5,079,074

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Balance as at June 30, 2005	9,610,330	$ 2,945,155	$ -
Cancelled escrow shares	(375,000)	(3,750)	3,750

- Continued -

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number of Shares	Amount	Contributed Surplus

Continued…

Balance as at June 30, 2006	9,235,330	2,941,405	3,750
Exercise of stock options	100,000	62,859	(31,859)
Stock-based compensation	-	-	282,510

Balance as at June 30, 2007	9,335,330	3,004,264	254,401
Flow-through private placements	4,239,225	6,499,988	-
Non-flow through private placement	500,000	1,000,000	-
Finder’s fees	233,388	401,027	-
Shares issued for mineral property	10,000	18,500	-
Exercise of stock options	636,500	362,445	(149,645)
Exercise of agent’s options	199,999	422,432	(272,433)
Exercise of warrants	2,199,997	2,199,997	-
Stock-based compensation	-	-	949,305
Share issue costs	-	(1,461,093)	722,481
Tax benefits renounced to flow-through share subscribers	-	(984,298)	-

Balance as at June 30, 2008	17,354,439	$ 11,463,262	$ 1,504,109

Share subscription received in advance

The Company received $940,489 in advance for shares issued subsequent to June 30, 2008 (Note 13).  The Company granted 28,500 agent’s options valued at $43,400 in relation to the share subscription proceeds.

Share issuance

During the year ended June 30, 2008:

i)

On July 3, 2007, the Company completed a non-brokered private placement of 1,999,998 flow through units ("FT units") at $0.75 per unit for gross proceeds of $1,499,999. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $1 until April 3, 2008 and $1.25 until January 3, 2009. The Company paid finder's fees of 99,999 shares (valued at $74,999) and 199,999 non-FT agent's options (valued at $272,433), whereby each option is exercisable into one unit at $0.75 per unit until January 3, 2009 and each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $1 per share until April 3, 2008 or $1.25 per share until January 3, 2009. The Company also paid $75,000 in due diligence fees related to the private placement.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

ii)

On October 9, 2007, the Company completed a non-brokered private placement of 612,243 flow through units ("FT units") at $2.45 per unit for gross proceeds of $1,499,995. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.60 per share until October 10, 2009. The Company paid a due diligence fee of $75,000, a finder's fee of 30,612 common shares (valued at $73,163) and 61,224 agent's options (valued at $87,125) that are exercisable into units (non-FT) at $2.45 per unit until October 10, 2009 and each unit comprises of one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.60 per share until October 10, 2009.

iii)

On October 9, 2007, the Company completed a non-brokered private placement of 500,000 non flow through units ("units") at $2.00 per unit for gross proceeds of $1,000,000. Each unit comprises one common share ("shares") and one share purchase warrant entitling the holder to acquire one additional common share at the exercise price of $2.10 per share until October 10, 2009. The Company paid a due diligence fee of $50,000, a finder's fee of 25,000 common shares (valued at $59,750) and 50,000 agent's options (valued at $75,892) exercisable into units (non-FT) at $2.00 per unit until October 10, 2009 and each unit comprises of one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.10 per share until October 10, 2009.

iv)

On April 14, 2008, the Company completed a non-brokered private placement of 793,746 flow through units ("FT units") at $2.10 per unit for gross proceeds of $1,666,867. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.30 per share for a period of two years. The Company paid a finder's fee of 36,115 common shares (valued at $86,876) and 72,231 agent's options (valued at $107,170) exercisable into units (non-FT) at $2.10 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $83,344 in due diligence fees related to the private placement.

v)

On June 9, 2008, the Company completed a non-brokered private placement of 833,238 flow through units ("FT units") at $2.20 per unit for gross proceeds of $1,833,124. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 41,662 common shares (valued at $106,238) and 83,323 agent's options (valued at $136,461) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $91,656 in due diligence fees related to the private placement.

vi)

636,500 of stock options were exercised at prices from $0.22 to $0.77 per share for total gross proceeds of $212,800.  In relation to the exercise, $149,645 of contributed surplus was transferred into share capital.

vii)

199,999 of agent’s options were exercised at $0.75 per share for gross proceeds of $149,999. In relation to the exercise, $272,433 of contributed surplus was transferred into share capital.

viii)

2,199,997 of warrants were exercised at $1.00 per share for gross proceeds of $2,199,997.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended June 30, 2007,

i)

100,000 of stock options were exercised at $0.31 per share for gross proceeds of $31,000. In relation to the exercise, $31,859 of contributed surplus was transferred into share capital.

There were no shares issued in the year ended June 30, 2006.

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan is 2,532,636 shares. Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares. The minimum option vesting requirements shall be 12.5% of the option upon TSX Venture Exchange approval and 12.5% every three months thereafter.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2005 and 2006	-	$ -
Granted	1,248,000	0.31
Exercised	(100,000)	0.31
Cancelled	(436,500)	0.20

Outstanding, June 30, 2007	711,500	0.38
Granted	2,175,000	2.36
Exercised	(636,500)	0.33

Outstanding, June 30, 2008	2,250,000	$ 2.31

Number of options exercisable, June 30, 2008	759,375	$ 2.09

Weighted average fair value of options granted during the year – $1.32 (2007 - $0.23; 2006 - $Nil)

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

As at June 30, 2008, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

75,000	$ 0.77	March 7, 2009
300,000	2.00	July 11, 2009
400,000	1.90	July 12, 2009
100,000	2.50	October 19, 2009
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010
75,000	2.50	May 7, 2010
250,000	2.70	June 9, 2010
200,000	2.70	June 17, 2010

Agent’s stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2005, 2006 and 2007	-	$ -
Granted	495,277	1.61
Exercised	(199,999)	0.75

Outstanding, June 30, 2008	295,278	$ 2.19

Number of agent’s options exercisable, June 30, 2008	295,278	$ 2.19

Weighted average fair value of agent’s options granted during the year – $1.45 (2007 - $Nil; 2006 - $Nil)

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Agent’s options are valued at the time of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options granted during the year:

	2008	2007	2006

Risk-free interest rate	4.02%	-	-
Expected life of options	1.8 years	-	-
Annualized volatility	117.12%	-	-
Dividend rate	0.00%	-	-

As at June 30, 2008, the following agent stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

50,000	$ 2.00	October 9, 2009
61,224	2.45	October 9, 2009
47,619	2.10	April 2, 2010
24,612	2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the year ended June 30, 2008, the Company granted 2,175,000 (2007 – 1,248,000; 2006 - Nil) of which 759,375 (2007 – 711,500; 2006 - Nil) were fully vested at June 30, 2008.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $2,841,120 (2007 - $282,510; 2006 - $Nil).  The Company expensed $949,305 (2007 - $282,510; 2006 - $Nil) leaving an unamortized balance of $1,891,815 (2007 - $Nil; 2006 - $Nil) to be recognized over the following two years.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2008	2007	2006

Risk-free interest rate	3.76%	4.13%	-
Expected life of options	2 years	1.26 years	-
Annualized volatility	113.75%	147.68%	-
Dividend rate	0.00%	0.00%	-

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, June 30, 2005, 2006 and 2007	-	$ -
Warrants granted with private placements	5,024,223	1.84
Warrants granted due to exercise of agent’s options	199,999	1.00
Warrants exercised	(2,199,997)	1.00

Balance, June 30, 2008	3,024,225	$ 2.40

Exercisable at June 30, 2008	3,024,225	$ 2.40

As at June 30, 2008, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 2.10	October 9, 2009
612,243	2.60	October 9, 2009
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 6, 2010
284,998	2.50	June 24, 2010

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

6.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2008, the Company entered into the following transactions with related parties:

a)

paid or accrued $6,792 (2007 - $15,792; 2006 - $7,016) in legal fees to a law firm of which one of the Company’s former directors is a partner.

b)

paid or accrued $109,045 (2007 - $35,962; 2006 - $Nil) in geological consulting fees to a director and a company controlled by a director of the Company.

c)

paid or accrued $19,663 (2007 - $Nil; 2006 - $Nil) to an officer for consulting services.

d)

paid or accrued $43,226 (2007 - $Nil; 2006 - $Nil) to a director for management fees.

e)

paid or accrued due diligence fees of $375,000 (2007 – $Nil; 2006 - $Nil), issued 233,388 share units (2007 – Nil; 2006 – Nil) valued at $401,027, and granted 495,277 agent’s options (2007 – Nil; 2006 – Nil) valued at $722,481 to the agent who, together with its principal shareholder, became significant shareholders of the Company during fiscal 2008.

Included in accounts payable is $20,798 (2007 – $36,792) due to two directors, a law firm of which one of the Company’s former directors is a partner, an officer and the spouse of an officer.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2008 were as follows:

a)

the Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project (Note 4).

b)

the Company issued 233,388 shares valued at $401,027 as finders’ fees related to private placements.

c)

the Company granted 495,277 agent’s options, valued at $722,481.

d)

the Company allocated $149,645 for exercised options from contributed surplus to capital stock.

e)

the Company allocated $272,433 for exercised agent stock options from contributed surplus to capital stock.

f)

the Company recognized $949,305 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

g)

the Company accrued deferred exploration costs of $979,410 and share issuance costs of $91,656 in accounts payable.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The significant non-cash transactions during the year ended June 30, 2007 were as follows:

a)

the Company accrued deferred financing costs of $75,000 in accounts payable.

b)

the Company accrued deferred acquisition costs of $49,708 in accounts payable.

c)

the Company allocated $31,859 for stock options exercised during the year to capital stock from contributed surplus.

The significant non-cash transaction during the year ended June 30, 2006 was as follows:

a)

375,000 common shares previously held in escrow with a value of $3,750 were cancelled.

8.

INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2008	2007	2006

Loss before income tax	$ (1,357,177)	$ (345,260)	$ (19,718)

Expected income tax recovery	$ (445,290)	$ (121,255)	$ (7,319)
Non-deductible expenses	289,385	98,623	-
Unrecognized (recognized) benefit of non-capital losses and deferred resource expenses	(677,893)	22,632	7,319

Future income tax recovery	$ (833,798)	$ -	$ -

The significant components of the Company's future tax assets are as follows:

	2008	2007

Net operating loss carry forwards	$ 185,600	$ 60,000
Net capital loss carry forwards	37,800	22,000
Cumulative exploration and development expenses	(501,000)	331,000
Financing costs	164,900	-

	(112,700)	413,000
Less: valuation allowance	(37,800)	(413,000)

Net future income tax assets (liabilities)	$ (150,500)	$ -

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

8.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $681,500 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2028.  The Company also has approximately $280,000 in capital losses available for carry-forward indefinitely.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,144,000 available to reduce taxable income of future years.

During the fiscal year ended June 30, 2008, the Company issued 4,239,225 (2007 – Nil; 2006 – Nil) common shares on a flow-through basis for gross proceeds of $6,499,988 (2007 - $Nil; 2006 - $Nil).  The flow-through agreements require the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties to the flow-through participants.  The Company recognized a future income tax liability of $150,500 (2007 - $Nil; 2006 - $Nil) and a charge of $984,298 (2007 - $Nil; 2006 - $Nil) to capital stock and a recovery of $833,798 (2007 - $Nil; 2006 - $Nil) of future income tax.

9.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

10.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11.

CONTINGENCIES AND COMMITMENTS

a)

Mineral property option agreements

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

11.

CONTINGENCIES AND COMMITMENTS (cont’d…)

a)

Mineral property option agreements (cont’d…)

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements. ($1,000,000 paid and recorded as deferred acquisition costs)

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 upon the Company’s confirmation of its intention to proceed with the acquisition, the date of which should not be later than December 1, 2008 as per the amended agreements.

iii) cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 258111’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

b)

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2008			2007
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 5,902,514	$ -	$5,902,514	$ 517,816	$ -	$ 517,816
Equipment	3,618	-	3,618	24	-	24
Deferred acquisition costs	1,000,000	-	1,000,000	138,698	(138,698)	-
Deferred financing costs	-	-	-	75,000	-	75,000
Mineral property and deferred exploration costs	5,079,074	(4,160,574)	918,500	-	-	-

	$11,985,206	$(4,160,574)	$7,824,632	$ 731,538	$ (138,698)	$ 592,840

Current liabilities	$ 1,186,552	$ -	$1,186,552	$ 165,800	$ -	$ 165,800
Future income tax liabilities	150,500	602,002	752,502	-	-	-
Shareholders’ equity	10,648,154	(4,762,576)	5,885,578	565,738	(138,698)	427,040

	$11,985,206	$(4,160,574)	$7,824,632	$ 731,538	$ (138,698)	$ 592,840

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2008	2007	2006

Loss for the year, Canadian GAAP	$ (523,379)	$ (345,260)	$ (19,718)
Adjustments:
Deferred acquisition costs	-	(138,698)	-
Mineral property and deferred exploration costs	(4,021,876)	-	-
Flow-through share discount	(2,039,998)	-	-
Future income tax recovery	(833,798)	-	-

Loss for the year, United States GAAP	$(7,419,051)	$ (483,958)	$ (19,718)

Basic and diluted loss per common share, United States GAAP	$ (0.57)	$ (0.05)	$ (0.01)

Weighted average number of common shares outstanding, United States GAAP	13,026,767	9,269,029	9,299,029

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2008	2007	2006

Net cash used in operating activities,
Canadian GAAP	$ (486,583)	$ (42,645)	$ (26,257)
Mineral property and deferred exploration costs	(3,092,174)	(88,990)	-

Net cash used in operating activities, United States GAAP	$ (3,578,757)	$ (131,635)	$ (26,257)

Net cash provided by financing activities,
Canadian GAAP and United States GAAP	$ 10,713,944	$ 31,000	$ -

Net cash used in investing activities, Canadian GAAP	$ (4,995,945)	$ (88,990)	$ -
Mineral property and deferred exploration costs	3,092,174	88,990	-

Net cash used in investing activities, United States GAAP	$ (1,903,771)	$ -	$ -

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Flow-through shares (cont’d…)

During the year ended June 30, 2008, the Company issued 4,239,225 flow-through share units for total proceeds of $6,499,998.  Under US GAAP, a discount of $2,039,998 has been recorded and charged to the statement of operations for flow-through shares issued at a price lower than the market price of the Company’s stock and the proceeds of which has been spent on exploration during the year. A premium of $602,002 has been recorded as future income tax liabilities for flow-through shares issued at a price higher than the market price of the Company’s stock.  The amounts will be charged to the statement of operations when the flow-through share proceeds are expended next year.  There were no flow-through share issuances during the years ended June 30, 2007 and 2006.

Impact of recent United States accounting pronouncements

i)

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, established a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company’s financial statements.

ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that is adoption will not have a significant impact on the Company’s financial statements.

iii)

In December 2007, the Financial Accounting Standard Board (FASB) issued SFAS No. 141R, Business combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2010 fiscal year. The Company is currently assessing the impact of the adoption of the new accounting standard.

iv)

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”).  SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests).  SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value.  Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders’ equity.  The Company would also be required to present any net income allocable to non-controlling interests and net operations.  SFAS 160 is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.  The Company is currently assessing the impact of the adoption of the new accounting standard.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Impact of recent United States accounting pronouncements (cont’d…)

v)

In March 2008, the FASB issued SFAS No. 161, Disclosure and Derivative Instruments and Hedging Activities (“FAS 161”).  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.  SFAS 161 is effective for the Company’s 2010 fiscal year.  Early adoption is permitted.  The Company is currently reviewing the provisions of SFAS 161.  However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS 161 will have a material impact on its operating results, financial position or cash flows.

vi)

In May 2008, the FASB issued “SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities.  SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

13.

SUBSEQUENT EVENTS

i)

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,996 (received as of June 30, 2008). Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 14,250 common shares and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees.

ii)

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $313,493 ($313,493 of the proceeds received as of June 30, 2008). Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years. The Company paid a finder's fee of 54,112 common shares and 108,224 agent's options that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $125,000 in due diligence fees.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2008

13.

SUBSEQUENT EVENTS (cont’d…)

iii)

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years. The Company paid a finder's fee of 5,000 common shares and 10,000 agent's options that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $12,250 in due diligence fees.

iv)

On September 30, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980.  Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010.  Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,800 common shares and 255,760 agent’s options that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010.  The Company also needs to pay a due diligence fee of $325,000 to the agent.

v)

The Company granted 800,000 stock options to directors and consultants at exercise prices ranging from $2.50 to $3.10 for a period of two years.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: August 14, 2009	Signed: /s/ Harry Miller
Harry Miller, President and Director