Form 20-F/A
period 2008-06-30
Clifton Star Resources Inc.
filed 2009-10-07
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

i.

Amended Donchester/Dumico/Hunter Agreement

Under the agreement as amended on April 8 , 2009, between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc. (collectively known as the “Optionors”), the parties agreed to extend the time allowed for the Optionee to perform due diligence and make a decision whether or not to continue under the terms of the agreement to December 1st, 2009. On or before December 1st, 2009, if the Optionee decides to proceed with the Agreement, it shall deliver to the Optionors written notice of that decision. The date of such notice shall be the “Confirmation Date”. The payment to be made on the Confirmation date shall be $3,400,000.

j.

Amended Second Beattie/Donchester/Dumico Agreement

Under the agreement as amended on April 8, 2009, between Clifton Star (the “Optionee”), and Rhonda Smerchanski, sole shareholder of 2699681 Canada Ltd. and Eldorado Gold Mines Inc. (“Eldorado”) (collectively known as the “Optionors”), the parties agreed to extend the time allowed for the Optionee to perform due diligence and make a decision whether or not to continue under the terms of the agreement to December 1st, 2009. On or before December 1st, 2009, if the Optionee decides to proceed with the Agreement, it shall deliver to the Optionors written notice of that decision. The date of such notice shall be the “Confirmation Date”. The payment to be made on the Confirmation date shall be $1,700,000.

k.

Amended Agreement to Acquire Beattie Gold Mines Ltd.

Under the agreement as amended on April 8, 2009, between Clifton Star (the “Optionee”), and the Shareholders of Beattie Gold Mines Ltd. (“Beattie”) and Beattie Gold Mines Ltd. (collectively known as the “Optionors”), the parties agreed to extend the time allowed for the Optionee to perform due diligence and make a decision whether or not to continue under the terms of the agreement to December 1st, 2009. On or before December 1st, 2009, if the Optionee decides to proceed with the Agreement, it shall deliver to the Optionors written notice of that decision. The date of such notice shall be the “Confirmation Date”. The payment to be made on the Confirmation date shall be $3,400,000.

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

4.

Material Contracts

a.

Share Acquisition Agreement between the Company, Duquesne and the shareholders of Duquesne; dated September 20, 2006, as amended on May 14, 2007 and June 11, 2007 (filed on March 3, 2008)

b.

Amended Agreement between the Company and 2588111 Manitoba Ltd. and 173714 Canada Inc. dated April 8, 2009.

c.

Amended Agreement between the Company and 2699681 Canada Ltd. and Eldorado Gold Mines Inc. dated April 8, 2009.

d.

Amended Agreement between the Company and Beattie Gold Mines Ltd. and the Shareholders of Beattie Gold Mines dated April 8, 2009.

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

Clifton Star Resources Inc.

Registrant

Dated: October 5, 2009	Signed: /s/ Harry Miller
Harry Miller, President and Director