Form 20-F
period 2009-06-30
Clifton Star Resources Inc.
filed 2009-12-29
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2009

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-53117

Clifton Star Resources Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

470 Granville, Suite 836, Vancouver, British Columbia, Canada  V6C 1V5

(Address of principal executive offices)

Harry Miller: 604-688-4706; hacabell@hotmail.com; 470 Granville Street, #836, Vancouver, British Columbia  V6C 1V5

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	23,816,836 common shares

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 76

CLIFTON STAR RESOURCES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Clifton Star Resources Inc. was incorporated under the laws of British Columbia, Canada under the name Houstonian Resources Inc.  The Company changed its name to Clifton Star Resources Inc. on November 8, 1982.  In this Annual Report, the “Company”, “Clifton Star”, “we”, “our” and “us” refer to Clifton Star Resources Inc. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 470 Granville Street, #836, Vancouver, British Columbia, Canada  V6C 1V5.  Our telephone number is 604-688-4706.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information may be found at the Company’s website: www.cliftonstarresources.com

BUSINESS OF CLIFTON STAR RESOURCES INC.

Clifton Star Resources Inc. (the “Company”) is a mineral exploration company.  Its main focus is on exploring its property interests in Quebec, Canada, primarily the Beattie-Donchester-Dumico Property.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2009/2008/2007 ended June 30th was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/2009	6/30/2008	6/30/2007	6/30/2006	6/30/2005
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income(Loss)	($2,004,944)	($1,357,177)	($345,260)	($19,718)	(24,300)
Net Income(Loss)	($2,004,944)	($523,379)	($345,260)	($19,718)	(24,300)
Basic/Diluted (Loss)Per Share	($0.09)	($0.04)	($0.04)	($0.01)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	21,751,250	13,026,767	9,269,029	9,299,029	8,649,240
Period-End Shares O/S	23,816,836	17,354,439	9,335,330	9,235,330	9,610,330
Working Capital	$2,097,170	$4,715,962	$352,016	$597,453	$617,156
Mineral Property Interests	$19,384,946	$5,079,074	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$19,369,649	$10,648,154	$565,738	$597,488	$617,206
Total Assets	$22,049,638	$11,985,206	$731,538	$608,549	$623,703
US GAAP
Net Income (Loss)	($16,044,789)	($7,419,051)
Net Income (Loss) Per Share	($0.74)	($0.57)
Mineral Property Interests	$3,553,500	$918,500
Shareholders’ Equity	$3,538,203	$5,885,578
Total Assets	$6,2118,192	$7,824,632

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.  The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months are also provided.

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
November 2009		1.08	1.05	1.06
October 2009		1.08	1.03	1.08
September 2009		1.11	1.06	1.07
August 2009		1.11	1.07	1.10
July 2009		1.16	1.08	1.08
June 2009		1.16	1.09	1.16
Fiscal Year Ended 6/30/2009	1.17	1.30	1.03	1.11
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.04	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.13
Fiscal Year Ended 6/30/2005	1.24	1.33	1.18	1.23

3.B.  Capitalization and Indebtedness

      Not Applicable

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

The inability to secure financing on terms that are suitable to the Company and its shareholders could ultimately result in the Company having to cease operations.

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

To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).  If the Company is unable to make the scheduled payments under the agreements, it will lose its interests in those properties.

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

As of 6/30/2009, Clifton Star had 3,786,987 share purchase options and agent’s options outstanding and 8,820,082 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 23,816,836 (as of 6/30/2009) to 27,603,823.  This represents an increase of 16% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 6/30/2009, there were 3,786,987 share purchase options and agent’s options outstanding, which, if exercised, would result in an additional 3,786,987 common shares being issued and outstanding.  For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital result in dilution to existing shareholders”.

Clifton Star is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Clifton Star’s growth will depend on the efforts of its Senior Management, particularly its President/Director, Harry Miller; its Vice President of Exploration/Director, Frederick Archibald; its Chief Financial Officer, Ian Beardmore; and its three independent directors, Nick Segounis, Dean Rogers, and Philip Nolan.  Clifton Star does not carry key-man insurance on any individuals.

Clifton Star’s Management has Abandoned Business Plans and Changed Industries with Prior Companies

Members of Clifton Star’s current management, including Harry Miller, President, have been past officers and directors of other companies that have abandoned their business plans and changed industries.  Clifton Star has raised funds through flow-through common share offerings that require funds raised to be spent on qualifying mineral exploration activities by a certain date.  If the Company were to change its business plan to an industry other than mineral exploration, it would be in probable breach of the terms of the flow-through subscription agreements.  A breach would likely cause the Company to lose any unspent funds raised through flow-through common share offerings, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax. Such a breach would have a material adverse effect on the Company’s financial condition.  If Clifton Star were to abandon mineral exploration and adopt a new business plan, it would likely require the appointment of new officers and/or directors, and have a negative effect on the Company’s financial position.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Clifton Star Resources Inc. engages in the exploration of several mineral properties in Canada.  Importantly, it holds an option to acquire the Beattie-Donchester-Dumico properties pursuant to 5/1/2008 agreements (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009).  It also has the Duquesne Gold project where the Company exercised its option in June 2007, pursuant to a September 2006 Option Agreement (as amended).  As of 6/30/2009, the end of the most recent fiscal year, the Company had paid $3.5 million and issued 10,000 common shares for acquisition, and incurred $15,831,446 in deferred exploration costs on all of its property interests.

The Company’s executive office is located at:

470 Granville Street, #836, Vancouver, British Columbia, Canada  V6C 1V5

Telephone: 604-688-4706

Facsimile: 604-688-4722

e-mail:  hacabell@hotmail.com

website: www.cliftonstarresources.com

The contact person is:  Harry Miller, President/Director.

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”; and on the Frankfurt Stock Exchange and the Berlin Stock Exchange in Europe, under the symbol “C3T”.

The Company has 100,000,000 common shares without par value authorized.  At 6/30/2009, the end of the Company's most recent fiscal year, there were 23,816,836 common shares issued/outstanding.

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

On 5/1/2008, the Company signed three mineral property option agreements (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

On 12/15/2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec.

OSISKO JV AGREEMENT

In December 2009, the Company entered into joint venture agreement with Osisko Mining Corporation ("Osisko") regarding a joint venture on Clifton's Duparquet Project (the "Project").  The signing of the Joint Venture agreement is contingent upon (i) the completion of due diligence by Osisko, (ii) Clifton entering into revised agreements in relation to the underlying option agreements governing Clifton's right to earn an undivided 100% interest in the Project on substantially the same terms as the 10/26/2009 Letters of Intent, and (iii) receiving the approval of the TSX Venture Exchange.

The agreement provides:

Osisko shall make contributions to the Joint Venture in the first year, which shall commence on 1/1/2010, of an aggregate minimum of $15 million.  Thereafter, Osisko agrees:

a.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the second year, which shall commence on 1/1/2011;

b.

to contribute an aggregate of $23.6 million in earn-in payments to the Joint Venture in the third year, which shall commence on 1/1/2012; and

c.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the fourth year, which shall commence on 1/1/2013,

d.

and by making such payments (aggregate total of $70 million) Osisko shall earn a 50% interest in the Joint Venture over a period of four years (the "Option Period"). Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the Option Period to acquire the 50% interest under the Joint Venture.  Earn-in payments shall be used by the Joint Venture to fund the activities of the Joint Venture.

Osisko will act as Operator of the Joint Venture during the Option Period and thereafter so long as Osisko has a 50% or greater interest in the Joint Venture.

Osisko agrees to advance to Clifton:

a.

for a period of 24 months the principal amount of $8.5 million (the "$8.5 Million Loan") at a rate of interest per annum of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment.  The maturity date on the $8.5 Million Loan will be the 24-month anniversary of the advance of funds with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to the maturity date; and

b.

for a period of 36 months up to an aggregate principal amount of $22.5 million (the "$22.5 Million Loan") at the rate of interest per annum of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment.  The principal amount and interest owing pursuant to the $22.5 Million Loan shall be due and payable on the 36-month anniversary of the date of execution of the Joint Venture agreement with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

Each of the $8.5 Million Loan and the $22.5 Million Loan (collectively the "Loans") will be unsecured, will be the subject of a loan agreement (the "Loan Agreement"), and will be evidenced by promissory notes in such amounts as are specified herein and delivered upon execution of the definitive Joint Venture agreement.

The loans from Osisko to Clifton are to facilitate payments to the underlying property owners that will assist Clifton in securing full title to the property.  In the event that at any time Osisko determines that it will not proceed to fund the earn-in payments under the Joint Venture prior to expiry of the Option Period and abandons its interest in the Project, Clifton, at its sole option, may elect to convert the entire amount of principal and interest owing under the Loans into common shares of Clifton at a conversion price per share equal to $3.12, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges.  The Loan Agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

If Clifton (i) does not drawdown on the Loans and obtains alternate equity financing to meet the Clifton's obligations for payments required under the revised underlying option agreements related to the Project, and (ii) makes the required payments under such agreements, Osisko shall have no further obligation to advance funds under the Loans but will contribute an additional $31 million to the Joint Venture, of which $15.5 million will be advanced on behalf of Clifton's pro rata share of expenditures under the Joint Venture to be repaid from the Clifton's share of production.  Clifton shall have no right to convert such advances into shares of Clifton.

Upon the execution of the Joint Venture agreement, Osisko will agree to make an unsecured loan ("Initial Loan") to Clifton for the principal amount of $6 million on or before 1/1/2010 for general corporate purposes.  The Initial Loan will be unsecured, bear interest at the rate of 5% per annum and have a term of twelve months from the date of advance.  The Initial Loan will be evidenced by a promissory note. Clifton, at its sole option, may elect at any time to convert the entire amount of principal and interest owing under the Initial Loan into common shares of Clifton at a conversion price per share of $3.12, provided such conversion is subject to prior approval of applicable regulatory agencies and stock exchanges.  The promissory note shall provide for the customary anti-dilution and conversion rights protection for the lender.

The total value of the commitments by Osisko, subject to milestone driven success, totals $107 million.

Material Effects of Government Regulations

The specific laws, regulations and permitting requirements which Clifton Star is subject to are the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work from the Ministry of Natural Resources and Fauna of Quebec.

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2009	$13,809,266	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2008	$4,995,945	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2008	$1,000,000	Deferred Acquisition Costs
Fiscal 2008	$3,771	Acquisition of Equipment
Fiscal 2007	$88,990	Deferred Acquisition Costs

Financings

The Company has financed its operations through funds raised public/private placements of common shares.  Also shares have been issued upon exercise of options and warrants; for acquisition of property, and as agent commissions.  Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Net Amount
Fiscal 2010	No Financings to Date
Fiscal 2009	Private Placement (Flow-Thru)	1,324,304 Units	$1,655,380
Fiscal 2009	Private Placement	2,057,605 Units	$4,999,980
Fiscal 2009	Private Placement (Flow-Thru)	499,995 Units	$1,499,985
Fiscal 2009	Private Placement (Flow-Thru)	1,082,248 Units	$2,499,993
Fiscal 2009	Private Placement (Flow-Thru)	100,000 Units	$245,000
Fiscal 2009	Private Placement (Flow-Thru)	284,998 Units	$626,995
Fiscal 2008	Private Placement (Flow-Thru)	833,238 Units	$1,833,124
Fiscal 2008	Private placement (Flow-Thru)	793,746 Units	$1,666,867
Fiscal 2008	Private Placement	500,000 Units	$1,000,000
Fiscal 2008	Private Placement (Flow-Thru)	612,243 Units	$1,499,995
Fiscal 2008	Private Placement (Flow-Thru)	1,999,998 Units	$1,499,999
Fiscal 2007	No Financings

Plan Of Operations

Source of Funds for Fiscal 2010 Ending 6/30/2010

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Having completed several private placements during Fiscal 2007/2008/2009, the Company had working capital at 6/30/2009 of $2.1 million.  Also, the Company raised an additional $1.05 million in October from the exercise of warrants.  Management believes that the Company has sufficient funds to continue operations until 6/30/2010 without having to engage in any additional financings.  However, if exploration on certain of its properties is successful and management wishes to make the “confirmation payment” of $8.5 million due 6/1/2010 to continue the acquisition of the Beattie-Dorchester-Dumico Properties, substantial additional funding will be required.  This funding could be any combination of equity or debt financing.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 11/30/2009 were preliminary.  If the Company is unable to make the scheduled payments under the agreements, it will lose its interests in those properties.

Refer to Osisko JV Agreement discussion above.

Use of Funds for Fiscal 2010 Ending 6/30/2010

During Fiscal 2010, the Company estimates that it might expend approximately $1 million on general/administrative and investor relations’ expenses.  During Fiscal 2010, the Company estimates that it might expend nothing on property acquisition and exploration, excluding the $8.5 confirmation payment on the Beattie-Donchester-Dumico Properties due 6/1/2010.

Management’s estimates listed above presume that Osisko will be making virtually all exploration expenditures for the near future.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.

United States vs. Foreign Sales/Assets

During Fiscal 2009/2008/2007, the Company had no sales revenue.

4.B.  BUSINESS OVERVIEW

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.  The Company has three principal properties: Duquesne; Beattie-Dorchester-Dumico; and Duparquet, all in Quebec, Canada.

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

On 5/1/2008, the Company signed three mineral property option agreements (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

On 12/15/2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec.

OSISKO JV AGREEMENT

In December 2009, the Company entered into joint venture agreement with Osisko Mining Corporation ("Osisko") regarding a joint venture on Clifton's Duparquet Project (the "Project").  The signing of the Joint Venture agreement is contingent upon (i) the completion of due diligence by Osisko, (ii) Clifton entering into revised agreements in relation to the underlying option agreements governing Clifton's right to earn an undivided 100% interest in the Project on substantially the same terms as the 10/26/2009 Letters of Intent, and (iii) receiving the approval of the TSX Venture Exchange.

The agreement provides:

Osisko shall make contributions to the Joint Venture in the first year, which shall commence on 1/1/2010, of an aggregate minimum of $15 million.  Thereafter, Osisko agrees:

a.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the second year, which shall commence on 1/1/2011;

b.

to contribute an aggregate of $23.6 million in earn-in payments to the Joint Venture in the third year, which shall commence on 1/1/2012; and

c.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the fourth year, which shall commence on 1/1/2013,

d.

and by making such payments (aggregate total of $70 million) Osisko shall earn a 50% interest in the Joint Venture over a period of four years (the "Option Period"). Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the Option Period to acquire the 50% interest under the Joint Venture.  Earn-in payments shall be used by the Joint Venture to fund the activities of the Joint Venture.

Osisko will act as Operator of the Joint Venture during the Option Period and thereafter so long as Osisko has a 50% or greater interest in the Joint Venture.

Osisko agrees to advance to Clifton:

a.

for a period of 24 months the principal amount of $8.5 million (the "$8.5 Million Loan") at a rate of interest per annum of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment.  The maturity date on the $8.5 Million Loan will be the 24-month anniversary of the advance of funds with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to the maturity date; and

b.

for a period of 36 months up to an aggregate principal amount of $22.5 million (the "$22.5 Million Loan") at the rate of interest per annum of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment.  The principal amount and interest owing pursuant to the $22.5 Million Loan shall be due and payable on the 36-month anniversary of the date of execution of the Joint Venture agreement with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

Each of the $8.5 Million Loan and the $22.5 Million Loan (collectively the "Loans") will be unsecured, will be the subject of a loan agreement (the "Loan Agreement"), and will be evidenced by promissory notes in such amounts as are specified herein and delivered upon execution of the definitive Joint Venture agreement.

The loans from Osisko to Clifton are to facilitate payments to the underlying property owners that will assist Clifton in securing full title to the property.  In the event that at any time Osisko determines that it will not proceed to fund the earn-in payments under the Joint Venture prior to expiry of the Option Period and abandons its interest in the Project, Clifton, at its sole option, may elect to convert the entire amount of principal and interest owing under the Loans into common shares of Clifton at a conversion price per share equal to $3.12, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges.  The Loan Agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

If Clifton (i) does not drawdown on the Loans and obtains alternate equity financing to meet the Clifton's obligations for payments required under the revised underlying option agreements related to the Project, and (ii) makes the required payments under such agreements, Osisko shall have no further obligation to advance funds under the Loans but will contribute an additional $31 million to the Joint Venture, of which $15.5 million will be advanced on behalf of Clifton's pro rata share of expenditures under the Joint Venture to be repaid from the Clifton's share of production.  Clifton shall have no right to convert such advances into shares of Clifton.

Upon the execution of the Joint Venture agreement, Osisko will agree to make an unsecured loan ("Initial Loan") to Clifton for the principal amount of $6 million on or before 1/1/2010 for general corporate purposes.  The Initial Loan will be unsecured, bear interest at the rate of 5% per annum and have a term of twelve months from the date of advance.  The Initial Loan will be evidenced by a promissory note. Clifton, at its sole option, may elect at any time to convert the entire amount of principal and interest owing under the Initial Loan into common shares of Clifton at a conversion price per share of $3.12, provided such conversion is subject to prior approval of applicable regulatory agencies and stock exchanges.  The promissory note shall provide for the customary anti-dilution and conversion rights protection for the lender.

The total value of the commitments by Osisko, subject to milestone driven success, totals $107 million.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Exploration Activities

During FY2009, the Company incurred total exploration expenditures of $11.7 million (2008 = $4.2 million).  A total of 88,743 meters (2008 = 30,581) were drilled in 247 drill holes (2008 = 92) during the year.   An average depth of 359 meters was drilled at an average cost of $130.85 per meter drilled.  Drill costs have reduced by approximately 21.3% over the last fiscal year due to lowering of both drilling and overhead costs.  The average cost per meter (NQ core size and including supplies, assays and geological support costs) has reduced from $155 per meter to $122 per meter.  The present direct drill cost is approximately $102 per meter.

The following table outlines the completed drilling on each respective property during Fiscal 2009:

Property	Number of Holes Drilled	Total Meters Drilled
Beattie	129	41,319
Donchester	94	30,320
Dumico	7	2,290
Dusquesne	17	14,814
Central Duparquet	---	---
TOTAL	247	88,743

The drill programs focused on delineating the mineralized contact area of the Beattie-Donchester using a drill spacing of 50 meters; the zones extended to 2,600 meters continuously along strike and open along strike and at depth.  Four zones, (North, South, RW, and RS), have been delineated to an average horizontal depth of 325 meters to 450 meters.  A NI43-101 mineral resource estimate report was updated by Peter Bevan, P.Eng. for these properties and completed and filed on SEDAR and EDGAR.

A NI43-101 mineral resource estimate report for the Duquesne property has been consolidated in a data base by Genivar and is expected to be completed soon.

A NI43-101 mineral resource estimate for the Central Duparquet-Dumico is expected to be tendered out by the end of Calendar 2009.

Expenditures on the Company’s properties are detailed below:

FY2009	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Duquesne Property	Total
Acquisition Costs, Beginning of Year	Nil	Nil	Nil	Nil	$918,500	$918,500
Additions during year	$600,000	$600,000	$300,000	$400,000	$735,000	$2,635,000
Acquisition Costs, End of Year	$600,000	$600,000	$300,000	$400,000	$1,653,300	$3,553,500

Deferred Exploration Costs, Beginning of Year	Nil	Nil	Nil	Nil	$4,160,574	$4,160,574
Additions during year				Nil
Assays	$283,157	$107,007	$8,795	Nil	61,595	460,554
Camp Costs	57,632	8,298	1,510	Nil	34,920	102,360
Consulting	49,674	9,837	Nil	Nil	Nil	59,511
Drilling	4,137,779	3,984,341	216,516	Nil	952,493	9,291,129
Field Expenditures	152,707	42.882	5,206	$608	141,079	342,482
Field Personnel	217,515	108,528	11.928	Nil	77,730	415,701
Geological Consulting	443,968	210,016	21,195	11,876	220,077	904,132
Geophysical	Nil	Nil	Nil	Nil	7,905	7,905
Line-Cutting	5,816	5,000	Nil	Nil	Nil	10,816
Mapping	12,230	12,230	Nil	Nil	14,611	39,701
Miscellaneous	Nil	Nil	Nil	Nil	3,844	3,844
Mobilization/Demobilization	Nil	Nil	Nil	Nil	16,673	16,673
Travel/Transport/Freight	852	852	Nil	Nil	14,990	16,694
Total Additions during year	$5,361,330	$4,485,991	$265,150	$12,484	$1,545,917	$11,670,872
Deferred Exploration Costs, End of Year	$5,361,330	$4,485,991	$265,150	$12,484	$5,706,491	$15,831,446
Total Mineral Property and
Deferred Exploration Costs	$5,961,330	$5,085,991	$565,150	$412,484	$7,359,991	$19,384,946

FY2008	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Duquesne Property	Total
Acquisition Costs, Beginning of Year	Nil	Nil	Nil	Nil	Nil	Nil
Additions during year	Nil	Nil	Nil	Nil	$918,500	$918,500
Acquisition Costs, End of Year	Nil	Nil	Nil	Nil	$918,500	$918,500

Deferred Exploration Costs, Beginning of Year	Nil	Nil	Nil	Nil	Nil	Nil
Additions during year
Assays	Nil	Nil	Nil	Nil	$43,579	$43,579
Camp Costs	Nil	Nil	Nil	Nil	30,111	30,111
Drilling	Nil	Nil	Nil	Nil	3,426,759	3,426,759
Due Diligence	Nil	Nil	Nil	Nil	52,429	52,429
Equipment Rental	Nil	Nil	Nil	Nil	1,170	1,170
Field Expenditures	Nil	Nil	Nil	Nil	148,726	148,726
Field Personnel	Nil	Nil	Nil	Nil	184,554	184,554
Geological Consulting	Nil	Nil	Nil	Nil	199,514	199,514
Geophysical	Nil	Nil	Nil	Nil	17,409	17,409
Line-Cutting	Nil	Nil	Nil	Nil	5,532	5,532
Mapping	Nil	Nil	Nil	Nil	7,000	7,000
Miscellaneous	Nil	Nil	Nil	Nil	704	704
Mobilization/Demobilization	Nil	Nil	Nil	Nil	15,629	15,629
Travel/Transport/Freight	Nil	Nil	Nil	Nil	5,903	5,903
Total Additions during year	Nil	Nil	Nil	Nil	21,555	21,555
Deferred Exploration Costs, End of Year	Nil	Nil	Nil	Nil	$4,160,574	$4,160,574
Total Mineral Property and
Deferred Exploration Costs	Nil	Nil	Nil	Nil	$5,079,074	$5,079,074

PROPERTY ACQUISITION AND EXPLORATION ACTIVITIES

Beattie-Donchester-Dumico Mines

Eastern Quebec Province, Canada

Gold Exploration

Fiscal 2009 and 2010 Exploration

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

On 9/17/2009, the Company determined that the recent assays obtained from the extended core sampling program at the Beattie gold deposit demonstrate the presence of broad zones hosting lower-grade gold that may be amenable to large-scale, open-pit mining methods.

Highlights of Extended Core Sampling Program for Beattie Deposit:

Drill

After-New Intervals

Before-Corresponding Old Intervals

Hole

(0.4 g/t Au cut off)

(2.0 g/t Au cut off,

Minimum width 2.0 m)

B08-84

173.5 m at 0.98 g/t Au

7.0 m at 4.09 g/t Au &

14.0 m at 4.02 g/t Au

B08-83

100.3 m at 1.17 g/t Au

10.0 m at 2.71 g/t Au &

8.0 m at 4.95 g/t Au

B08-47

15.5 m at 1.00 g/t Au

No historical interval

B08-27

43.85 m at 0.51 g/t Au

No historical interval

B08-27

37.80 m at 1.30 g/t Au

10.9 m at 2.24 g/t Au

B08-07

40.33 m at 0.81 g/t Au

2.83 m at 3.94 g/t Au

B93-03

53.02 m at 1.10 g/t Au

2.73 m at 3.00 g/t Au;

4.10 m at 2.44 g/t Au;

2.42 at 2.46 g/t Au

The data from these 16 drill holes, including the six holes highlighted above, are presented below.

Mr. Harry Miller, President of Clifton Star Resources, commented as follows:

"We are pleased that this first batch of assays from the old core continues to confirm our belief that broad and extensive zone of approximately 1 g/t gold may occur at our Beattie, Donchester, Central Duparquet, and Dumico gold deposits.  It is remarkable that the new intervals are typically four-to-five times wider than the higher-grade gold zones previously reported.  At a minimum, these broader gold zones should add substantial tonnage and ounces to the project.  If spatial continuity can be demonstrated for these new and wider zones, then these zones may be amenable to low-cost, open-pit mining similar to the Canadian Malartic deposit located nearby.  More samples from the old core are currently being prepared and shipped to the assay lab.  We will continue to report the results from this program as assays arrive in the weeks ahead”.

Rationale for the Extended Core Sampling Program.  Historical mining at the Beattie, Donchester, Central Duparquet, Duquesne, and Dumico deposits yielded large quantities of gold from high-grade veins using traditional underground mining methods. At least four major vein systems or zones are present: the North, South, RW, and RS. In the past, geologists submitted for assay only those portions of the drill holes cutting these four major zones, leaving the remainder of the drill core un-split and un-sampled. It is estimated that more than 80% of all core drilled at the Beattie-Donchester-Central Duparquet-Dumico went un-sampled.  In the past few years it has been demonstrated at a few gold projects in eastern Canada that significant tonnages of lower-grade material may occur near-or-about the known narrow veins that were mined in the past.  The premier example is the Canadian Malartic project, owned and operated by Osisko Mining.  Recently Clifton Star geologists and independent mining analysts have recognized that the Beattie-Donchester-Central Duparquet-Dumico and the Canadian Malartic deposits share key geological similarities, leading to the tentative conclusion that the Beattie-Donchester-Central Duparquet-Dumico may also host important lower-grade gold zones surrounding the higher-grade veins structures. Review of the historical assay data pertaining to the Beattie-Donchester-Central Duparquet-Dumico deposits has confirmed this possibility.  In June 2009, Clifton Star began an extensive program to assay the previously un-sampled core drilled since 1987 as a means to evaluate further the possibility for substantial zones of lower-grade gold similar to those found at Canadian Malartic.

Current Progress of the Extended Core Sampling Program.  Clifton Star is working with the engineering firm of Scott-Wilson-Roscoe-Postle Associates Inc. and Peter Bevan, P Eng., regarding the selection of the specific cores for extended sampling. Samples are now being submitted to analytical labs on a daily basis. It is estimated that the present extended sampling program will require another six weeks to complete.

Clifton Star will be commissioning an updated NI 43-101 resource estimate for the Beattie-Donchester-Central Duparquet-Dumico-Duquesne deposits upon completion of the extended core-sampling program.  It is anticipated that this updated report will provide the first look at a shallow resource that may be amenable to large-scale, open-pit mining methods.

The true widths are estimated at approximately 70% to 80% of the core lengths on average. Scott-Wilson-Roscoe-Postle Associates Inc. has been overseeing the QA/QC Program since February of 2009 and the Clifton Star geologists have been following the protocols suggested by Roscoe-Postle. Cores are sawed in half and one-half of the cores are bagged and sent to either ALS Chemex Chimitec of Val d'Or, Quebec, Technilab of St.Germaine Quebec, or Expert Labs of Rouyn-Noranda, Quebec. Samples are delivered on a daily basis directly to the labs by authorized Clifton Star personnel or by lab personnel. The samples are assayed using fire assay with either AA or gravimetric finish (50 gram samples). Any assays over 3.0 g/t Au are assayed using gravimetric finish. At least 5% of the pulps and 5% of the rejects are sent as check samples to another lab. At least 10% of the samples are blanks or certified reference standards. Approximately 2% of the core samples are being quartered and sent as check samples. Clifton Star continues to follow the strict protocols as suggested by Roscoe-Postle to assure good quality sampling and assay results in keeping with the regulatory reporting requirements.

Comparison of New vs. Historical Drill-Hole Intercepts, Beattie Deposit:

Hole	From (m)	To (m)	Length (m)	Au (g/t)	From (m)	To (m)	Length (m)	Au g/t)	Section Zone
B087-20	27.10	198.12	171.02	1.77 189.28	75.74 195.07	150.82 5.79	75.08 3.32	3.01	060E North North
B88-48	47.34	128.02	80.68	3.55	50.30	110.34	60.04	4.51	120E North
B93-03	55.48	108.50	53.02	1.10	62.80 84.29 99.99	65.53 88.39 102.41	2.73 4.10 2.42	3.00 2.44 2.46	200E South South-C South-D
B98-01	234.00	258.20	24.20	1.48	234.00 254.60	239.10 258.20	5.10 3.60	3.90 2.25	500 E South South
B08-03	119.50	149.30	29.80	1.55	122.70	131.20	8.50	3.80	840E South
B08-07	82.10	122.43	40.33	0.81	118.74	121.57	2.83	3.94	150E South
B08-16	63.15	91.60	28.45	5.61	63.15	83.50	20.35	7.58	750E South
B08-21	6.85	16.50	9.65	1.38	6.85	8.60	1.75	4.96	925E South
B08-27	7.65	51.50	43.85	0.51	No Historical Interval				610E South
	171.00	208.80	37.80	1.30	174.20	185.10	10.90	2.24	South
B08-45	2.34	332.00	97.80	1.97	236.70 254.00 312.25	242.70 267.45 316.20	6.00 13.45 3.95	3.01 5.23 7.91	545E South South-C South-D
B08-47	306.00	321.50	15.50	1.00	No Historical Interval				615E South
B08-67	316.50	335.00	18.50	1.75	331.00	335.00	4.00	5.74	610E RW
B08-72	133.00	169.00	36.00	5.26	144.00	166.00	22.00	7.84	1425E South
B08-78	88.75	127.30	38.55	4.53	88.75	112.00	23.25	6.74	1310E South
B08-83	30.00	130.30	100.30	1.17 72.00	40.00 80.00	50.00 8.00	10.00 4.95	2.71	300E South South-C,D
B08-84	47.00	220.50	173.50	0.98	47.00 80.00	54.00 94.00	7.00 14.00	4.09 4.02	230E South South-C,C
	Avg (n equals 17)		58.76	1.90	Avg (n equals 23)		13.69	4.34
Note: Avg grades are weighted by interval lengths

On 9/8/2009, the Company Clifton Star announced on Sept 8, 2009 received an updated NI 43-101 resource estimate by Peter Bevan, P Eng., for the Beattie and Donchester deposits described below.  These resources were calculated without the benefit of the results of the extended core-sampling program described above.  As a result, the resources shown below consist mostly of mineralized rock confined to the North, South, and RW vein structures.

NI 43-101 Compliant Resource Estimate using 1 g/t Au Cut-Off Grade:

Resource Category	Metric Tonnes	Grade (g/t Au)	Contained Oz Gold
Beattie Deposit (North, South and RW Zones)
Measured	119,569	3.78	14,533
Indicated	2,696,841	3.21	278,356
Measured + Indicated	2,816,410	3.23	292,888
Inferred	6,347,090	3.36	685,731
Donchester Deposit (North and South Zones)
Indicated	323,397	5.08	52,825
Inferred	11,705,304	2.79	1,050,090

These resources do not include future potential tonnages and gold ounces that may exist at the Central Duparquet, Duminco, and Duquesne deposits, nor the potential tonnages and gold ounces that may be contained in the tailings facility.

On 9/8/2009, the Company received an updated NI-43-101 compliant report from Peter Bevan P Eng on the Beattie and Donchester properties in Duparquet township, Quebec which has incorporated drilling results up to 5/31/2009.

For open-pit potential using 1.0-gram cut-off:

Beattie (North, RW and South zones)
119,569 tonnes @ 3.78 g/t Au (measured)
2,696,841 tonnes @ 3.21 g/t Au (indicated)
6,347,090 tonnes @ 3.36 g/t Au (inferred)
Total: 30,421,007 g Au or 978,073 oz Au

Donchester (North and South zones)
323,397 tonnes @ 5.08 g/t Au (indicated)
11,705,304 tonnes @ 2.79 g/t Au (inferred)
Total tonnes: 18,192,201 averaging 3.56 g/t Au
Total: 34,310,803 g Au or 1,103,136 oz Au

Combined total: 64,731,840 g Au or 2,081,209 oz Au

For underground potential using 2.4 g cut-off:

Beattie
124,254 tonnes @ 3.78 g/t Au (measured)
1,482,541 tonnes @ 4.47 g/t Au (indicated)
2,091,159 tonnes @ 4.26 g/t Au (inferred)
Total: 16,358,148 g Au

Donchester
180,470 tonnes @ 5.35 g/t Au (indicated)
3,050,521 tonnes @ 4.37 g/t Au (inferred)
Total: 14,309,759 g Au
Total tonnes: 6,928,945 averaging 4.37 g/t

Combined total: 30,667,907 g or approximately 1 million oz.

The North Zone has been extended by drilling to a strike length of 2,600 meters and a vertical depth of approximately 325 meters.  Mapping and trenching has extended this zone to date an additional 400 meters.

The South Zone has been extended by drilling to a strike length of 2,600 meters and a vertical depth of 240 meters.  To date, mapping and trenching has extended this zone an additional 1,000 meters.

The RW Zone has been extended by drilling to a strike length of 1,400 meters and a vertical depth of 240 meters.  This zone is currently being extended by stripping and channel sampling.

All zones remain open at length and depth.

Scott-Wilson-Roscoe-Postle Associates have been using the Gemcom Whittle software program to determine open-pit potential for the properties and in doing so is using lower cut-off grades.  In a subsequent news release all values associated with the extended core analysis being used by Scott-Wilson will be released.  Although delays have occurred in the development of the model, the Company is optimistic that their NI-43-101 report will be available before too long.

After a program of stripping and channel sampling, drill targets are being realized for the Dumico property.  Drilling is also being planned for the Central Duparquet property that has a historical estimate of 574,000 tonnes averaging 5.10 g/t Au (Geospex Ltd, 1990).

The Company has been granted the right to ship up to 100,000 tons of tailings and material from auxiliary dump sites to the smelter.  Metallurgical studies are currently underway at Queens University and various smelters in the area.  All proceeds will accrue to the Company.  The major tailings field is currently under re-examination and analysis by Genivar and a NI-43-101 compliant report is anticipated.

Under direction of Roscoe-Postle overseeing the QA/QC Program, the Company's geological team has been following their protocols since February 2009.  Cores are sawed in half in a secure location with one-half of the cores being bagged and sent to either ALS Chemex Chimitec at Val d'Or, Quebec.or Technilabs of Rouyn-Noranda, Quebec.  Samples are delivered on a daily basis directly to the labs by authorized Company or Lab personnel.  The samples are assayed using fire assay with either AA or gravimetric finish (50 gram).  Any assays over 3.0g/t Au are assayed using gravimetric finish.  At least 5% of the pulps and 5% of the rejects are sent as check samples to another lab.  At least 10% of the samples are blanks or certified reference standards.  Approximately 2% of the samples are being quartered and sent as check samples.  By doing the above the Company is assured of good quality sampling and assay results in keeping with regulatory reporting requirements.

On 7/30/2009, the Company released results of all drill holes on it's gold properties along the Porcupine-Destor Fault near Duparquet, Quebec.  “This is turning out to be a very productive year for the Company”, says Fred Archibald P Eng, OGQ Vice President of Exploration. “Not only have we extended the syenite porphyry complex consisting of the Beattie, Donchester, Central Duparquet and Dumico to some 4,500 meters and exposed five major vein structures but recent extended sampling of existing core strongly indicate that gold values are disseminated between the vein structures thus introducing the possibility of large-scale open-pit potential”.

Donchester
D09-01 North Zone	1832m East	1.0 g/t Au over 277.10m (156.0-433.10m)
D09-02 North Zone	2129m East	3.93 g/t Au over 4.0m (301.0-305.0m)
D09-03 North Zone	2129m East	4.19 g/t Au over 4.70m (287.60-292.30m)
D09-04 North Zone	2251m East	3.74 g/t Au over 14.0m (105.0-119.0m)
D09-05 North Zone	1729m East	3.81 g/t Au over 6.0m (209.0-214.0m) 2.66 g/t Au over 4.0m (250.0-254.0m)
D09-06 North Zone	1729m East	1.49 g/t Au over 3.50m (347.0-350.50m)
D09-07 North Zone	2256m East	2.44 g/t Au over 7.30m (544.0-551.30m)
D09-08 North Zone	1310m East	1.14 g/t Au over 28.0m (409.0-437.0m)
D09-14 North Zone	1965m East	1.14 g/t Au over 36.10m (60.0-96.10m)
D09-15 North Zone	1832m East	2.32 g/t Au over 23.0m (100.0-123.0m)
D09-17 North Zone	1787m East	1.10 g/t Au over 10.0m (23.0-33.0m) 1.36 g/t Au over 13.0m (101.0-114.0)
D09-18 North Zone	1738m East	2.05 g/t Au over 26.0m (62.0-88.0m)
D09-21 South Zone	752m East	5.42 g/t Au over 3.0m (376.0-379.0m)
D09-22 South Zone	1760m East	3.56 g/t Au over 4.0m (255.0-260.0m)
D09-24 South Zone	1897m East	1.09 g.t Au over 11.50m (119.40-130.90m) 3.29 g/t Au over 6.0m 9150.0-156.0m) 2.64 g/t Au over 7.0m (264.0-271.0m)
D09-26 South Zone	2284m East	1.79 g/t Au over 9.0m (100.50-109.50m)
D09-30 South Zone	2446m East	6.02 g/t Au over 4.45m (168.90-173.35m)
D09-31 South Zone	2496m East	2.98 g/t Au over 5.60m (144.0-149.60m)
D09-34 South Zone	2548m East	4.21 g/t Au over 3.0m (371.75-374.75m)
D09-36 North Zone	2201m East	3.54 g/t Au over 17.20m (92.0-109.20m)
D09-38 North Zone	2279m East	1.80 g/t Au over 56.0m (275.0-331.0m)
D09-40 North Zone	2324m East	1.71 g/t Au over 31.30m (298.60-329.30m)

Beattie
B09-01 South Zone	1423m East	2.66 g/t Au over 7.0m (105.0-112.0m)
B09-02 North Zone	1382m East	1.91 g/t Au over 18.30m (226.70-245.0m)
B09-03 North Zone	1419m East	2.10 g/t Au over 15.75 (243.35-259.10m)
B09-05 North Zone	1422m East	3.04 g/t Au over 4.90m (490.90-495.70m)
B09-06 South Zone	1360m East	4.60 g/t Au over 3.0m (20.0-23.0m) 6.0 g/t Au over 3.20m (66.0-69.2m)
B09-10 RW Zone	110m East	4.72 g/t Au over 10.50m (30.0-40.50m)
B09-11 RW Zone	826m East	1.57 g/t Au over 16.0m (415.80-431.80m)
B09-12 North Zone	766m East	2.98 g/t Au over 6.0m (393.0-399.0m)
B09-13 RW Zone	874m East	1.53 g/t Au over 4.0m (16.0-21.5m)
B09-14 South Zone	918m East	7.23 g/t Au over 6.0m (94.0-100.0m)
B09-16 South Zone	1327m East	2.62 g/t Au over 7.0m (332.0-339.0m)
B09-18 North Zone	1371m East	2.0 g/t Au over 6.0m (411.0-417.0m)
B09-21 South Zone	1024m East	4.44 g/t Au over 8.0m (45.0-53.0m) 2.30 g/t Au over 4.0m (147.0-151.0m)
B09-22 South Zone	1074m East	3.0 g/t Au over 5.60m (55.40-61.0m) 1.44 g/t Au over 11.0m (65.0-76.0m)
B09-23 South Zone	1130m East	2.10 g/t Au over 3.50m (70.60-74.10m)
B09-24 North Zone	1317m East	1.91 g/t Au over 6.85m (214.0-220.85m) 1.15 g/t Au over 11.45m (385.60-427.0m)
B09-25 South Zone	1138m East	11.19 g/t Au over 4.50m (406.0-410.50m) 1.42 g/t Au over 9.50m (472.0-481.50m)
B09-27 North Zone	1259m East	7.24 g/t Au over 4.90m (451.50-456.40m)
B09-30 North Zone	819m East	3.29 g/t Au over 3.90m (118.70-122.70m)
B09-31 North Zone	878m East	1.74 g/t Au over 27.0m (320.0-347.0m)
B09-32 RW Zone	925 East	7.0 g/t Au over 17.0m (20.0-37.0m) 3.31 g/t Au over 6.0m (278.0-284.0m)
B09-33 North Zone	921m East	1.65 g/t Au over 20.0m (317.0-337.0m)
B09-36 South Zone	1259m East	4.70 g/t Au over 3.70m (188.30-192.0m)
B09-37 RW Zone	1055m East	5.10 g/t Au over 6.70m (27.30-34.0m)
B09-38 South Zone	1232m East	6.87 g/t Au over 5.70m (217.20-222.90m)
B09-39 RW Zone	1014m East	1.52 g/t Au over 4.0m (90.0-94.0m)
B09-40 South Zone	1195m East	1.32 g/t Au over 11.0m (451.0-462.0m) 3.15 g/t Au over 14.0m (537.0-551.0m)
B09-41 South Zone	1026m East	1.76 g/t Au over 7.10m (167.0-185.50m) 1.51 g/t Au over 11.0m (198.0-209.0m)
B09-42 North Zone	172m East	1.35 g/t Au over 9.0m (44.0-53.0m) 1.0 g/t Au over 16.0m (167.0-183.0m)
B09-43 North Zone	172m East	1.10 g/t Au over 66.80m (55.20-122.0m) 1.58 g/t Au over 10.0m (227.0-237.0m)
B09-44 North Zone	112m East	2.05 g/t Au over 45.0m (57.0-102.0m)
B09-45 North Zone	112m East	3.0 g/t Au over 47.0m (68.0-115.0m)
B09-47 RW Zone	967m East	3.0 g/t Au over 12.50m (178.0-190.50m)
B09-48 South Zone	784m East	3.13 g/t Au over 11.0m (120.0-131.0m)
B09-49 RW Zone	969m East	1.54 g/t Au over 55.0m (34.0-89.0m)
B09-50 North Zone	977m East	2.31 g/t Au over 10.0m (505.0-515.0m)
B09-51 South Zone	1497m East	2.09 g/t Au over 16.0m (46.0-62.0m) 2.44 g/t Au over 18.0m (137.0-155.0m)
B09-52 South Zone	916m East	1.51 g/t Au over 13.0m (482.0-495.0m)
B09-53 South Zone	857m East	2.54 g/t Au over 11.0m (241.0-252.0m) 2.16 g/t Au over 17.0m (362.0-379.0m) 1.85 g/t Au over 13.0m (386.0-399.0m)
B09-54 North Zone	133m East	2.26 g/t Au over 6.0m (97.0-107.0m)
B09-55 North Zone	83m East	2.96 g/t Au over 11.40m (95.0-106.40m)
B09-56 North Zone	74m East	1.61 g/t Au over 10.0m (95.0-124.0m)
B09-57 North Zone	74m East	1.04 g/t Au over 13.0m (72.0-85.0m)
B09-59 North Zone	24m East	1.63 g/t Au over 5.0m (117.0-122.0m)
B09-60 North Zone	24m East	1.76 g/t Au over 11.0m (77.0-88.0m)
B09-64 North Zone	90m East	1.10 g/t Au over 66.80m (55.20-122.0m)
B09-65 North Zone	38m East	3.19 g/t Au over 9.0m (45.45-54.45m)
B09-66 RW Zone	928m East	2.13 g/t Au over 30.0m (19.50-49.50m)
B09-67 RW Zone	1049m East	1.0 g/t Au over 37.50m (27.30-64.80m)

The true widths are approximately 75% core width on average.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI-43-101 and reviewed by Fred Archibald who is deemed to be a qualified person under NI-43-101 guidelines.

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

To date, 120 drill holes totaling 37,113 meters have been drilled on the Beattie, Donchester, and Dumico properties.  Seven diamond drills are working on all three zones.  Drilling is designed to extend the known mineralization along strike and at depth, as well as testing new potential structures.  The Company has adopted a policy of reporting drill results only as assays from each complete hole is received.

Duquesne Gold Property

Eastern Quebec Province, Canada

Gold Exploration

Option to acquire Duquesne Gold Mines Ltd.

On 7/30/2009, the Company released results of all drill holes on it's gold properties along the Porcupine-Destor Fault near Duparquet, Quebec.

Duquesne
DQ09-09 Nip Zone	0m East	5.31 g/t Au over 17.0m (304.0-321.0m)
DQ09-10 Nip Zone	300m East	3.86 g/t Au over 6.0m (17.0-23.0m)
DQ09-13 Nip Zone	150m East	2.17 g/t Au over 11.0m (42.0-53.0m)

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

Vein systems encountered were:

Vein  7 – 512.50 to 515.20 metre interval;

Vein  9 – 552.10 to 555.60 metre interval;

Vein 10 – 579.60 to 582.85 metre interval;

Vein 11 – 596.50 to 598.80 metre interval;

Vein 20 – 639.00 to 645.60 metre interval; and,

Vein 30 – 654.35 to 665.00 metre interval.

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

A total of 51 holes were drilled on the property along a 1,400 meter strike length west of the old workings on a structure that extends for 3,000 meters along the north side of the Porcupine-Destor fault. On June 25, 2008, the Company received assay results from holes DQ07-18 to DQ7-23.

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

4.C.  ORGANIZATION STRUCTURE

The Company is incorporated under the laws of British Columbia, Canada.

4.D.  Property, Plant and Equipment

This section first discloses where Golden Goliath’s office is located in Canada and then describes the mineral properties in which Golden Goliath has an interest.  In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

The Company’s executive offices are located in premises of approximately 425 sq.ft. at 470 Granville Street, #836, Vancouver, British Columbia, Canada  V6C 1V5.  The Company began occupying these facilities in June 2008.  The Company rents office space on a month-to-month basis with no annual commitment; rental costs are $480 per month.

The Company has three principal projects: Beattie-Dorchester-Dumico, Duquesne, and Duparquet; all in Quebec, Canada.

Beattie-Donchester-Dumico Mines

Eastern Quebec Province, Canada

Gold Exploration

Figure No.1

Beattie-Donchester-Dumico Project

Location Map

La Sarre
Authier-Nord
Macamic
Authier
Palmarolle
Ste-Rose-de-Poularies
Taschereau
393
101
111
C.N.
Launay
Villemontel
St-Félix
109
397
Despinassy
Rochebaucourt
Duparquet
388
Parc Aiguebelle
Amos
La Morandière
Ste-Gertrude-de-Villeneuve
386
St-Mathieu
St-Marc
395
D'Alembert
Barraute
113
Belcourt
Senneterre
La Corne
Rouyn-Noranda
Evain
McWatters
117
Cadillac
Rivière Héva
Vassan
Beaudry
Val-Senneville
Obaska
Malartic
Sullivan
Jacola
Dubuisson
Val-d'Or
Cloutier
Louvicourt
Beattie / Donchester Properties
25 km
N
60°
Labrador Sea
Kuujjuarapik
Schefferville
Chisasibi
Radisson
NEWFOUNDLAND & LABRADOR
QUÉBEC
Fermont
Waskaganish
Némiscau
Beattie / Donchester Properties
Havre- St.Pierre
50°
Sept-Iles
La Sarre
Matagami
Chibougamau
Ile D' Anticosti
Rouyn-Noranda
Amos
Gaspé
Rimouski
Val d'Or
Chicoutimi
Atlantic
NEW BRUNSWICK
Québec
Trois-Rivières
Montréal
Thetford-Mines
ONTARIO
OTTAWA
Sherbrooke
U.S.A.
0 100 200 300 400
Kilometres
Toronto
May 2008
Clifton Star Resources Inc.
Beattie / Donchester Mines
Duparquet Township, Quebec
Location Map
Figure 1

Figure No.2

Beattie-Donchester-Dumico Project

Property Map

Municipalité de Rapide-Danseur
Ville de Duparquet
388
BEATTIE
DONCHESTER
Banc d'emprunt
glory hole
A ZONE
NORTH ZONE
Beattie Shaft
Donchester Shaft
Duparquet
SOUTH ZONE
DUMICO
CH. DU LAC
CH. DU MOULIN
Île Amik
Île Leblanc
Île aux Cochons
Île Demil
LAC DUPARQUET
Pointe à Lemieux
Île aux Goélands
Dugros
Clifton Star Resources Inc.
Beattie / Donchester Location Map
0
0.5
1.0
kilometre

Acquisition Details

The Company signed three mineral property option agreements on 5/1/2008 (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the amended agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

Refer to ITEM #4B, “Business Overview, Osisko JV Agreement” for a discussion of the recent agreement.

Property Description

The claims which make up the three properties are located in Northwest Quebec, adjacent to the town of Duparquet. The Beattie and Donchester properties are adjacent, while the Dumico property lies to the east of the Donchester block.

The Beattie Mine Property consists of the surface rights and underground Mining Concession MC#292 of 942.2 acres, the Donchester Mine Property is Mining Concession #384 of 823.5 acres, the Dumico property is claims C003231 and C003232 which total 238 acres.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

The properies are located in Northwest Quebec, Abitibi West County. The town of Duparquet is located partially within the property boundaries of the Beattie property. All 3 of the properties are accessible by all-weather paved Highway from the cities of Rouyn-Noranda. Duparquet is reached by going north from Noranda on Highway #101 for approximately 32 kilometers and then 14.5 kilometers west on Highway #393.

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

The claims that make up the current Dumico property were originally part of a larger property which produced gold from two shafts sunk into a mineralized zone traced along 700 meters of strike length.  A total of 7,100 tons of ore with an average grade of 3.20 g/t gold was mined from Dumico and milled at the Beattie mill.  The underground workings at Beattie and Donchester are connected to the Dumico shaft.

Except for a small surface exploration program including two drill holes conducted in 1966, the Beattie and Donchester properties were not explored again until 1987. At that time, Beattie Mines Ltd. hired C.W. Archibald Limited to conduct a review of the Beattie Property. Upon a positive recommendation, exploration was conducted including line cutting, geological mapping and surveying, and surface stripping and sampling.  Diamond drilling of 43 holes totaling 21,931 feet was conducted at Beattie in five different areas of the property between 1988 and 2008.  This drilling has been successful in identifying and delineating a number of areas of mineralization. These include direct extensions of known zones as well as new zones, both near surface and underground, largely beneath the 9th level.

On the Donchester property, exploration work commenced in 1990 and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. two diamond drill holes tested geophysical anomalies without intersecting significant mineralization. At least six more recent drill holes intersected gold mineralization along the North Boundary Zone.

Duquesne Gold Property

Eastern Quebec Province, Canada

Gold Exploration

Option to acquire Duquesne Gold Mines Ltd.

Figure 3.

Duquesne Gold Property

Property Location Map

Figure 4.

Duquesne Gold Property

Claim Map

Figure 5.

Duquesne Gold Property

Regional Geological Plan

Figure 6.

Duquesne Gold Property

Local Geological Plan

Acquisition Details

The Company signed an option agreement dated 9/20/2006 (amended on 5/14/2007 and 6/11/2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

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

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Property Description

The property is situated some thirty-one kilometers northwest of the town of Rouyn-Noranda and some sixteen kilometers east of the town of Duparquet, in the Province of Quebec, Canada, and is located in the central-west section of Destor Township.

The original property acquisition consists of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township.

During Fiscal 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension; the Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company acquired claims totaling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property.

A total of $71,39 is required during a two-year period for exploration expenditures and taxes to keep the property in good standing.  The property boundary perimeters for both the unpatented mining claims and the patented Mining Concession are marked by red-painted wood survey posts.

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

From 2000 to the present day, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft were there was little exploration work done in the past. Mineralization was encountered.

Central Duparquet

Eastern Quebec Province, Canada

Gold Exploration

On 12/15/2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet Property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on 1/31/2009.

During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or$ 1,900,000 in cash.

The optionor will retain a 2% Net Smelter Return Royalty (“NSR”).

Hunter Mine Property

Eastern Quebec Province, Canada

Copper/Silver Exploration

The Hunter Mine Property is a former copper/gold producer totaling 942.2 acres located just north of the Beattie/Donchester mine properties. The Company can acquire a 100% interest in the property under the agreement dated 5/1/2008 and as amended on 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009, between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Beattie/Donchester/Dumico Mines” property description.

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

Cat Lake Mine Property

Manitoba Province, Canada

Nickel/Copper Exploration

The Cat Lake Mine Property is a former copper/nickel producer totaling 238 hectares located northeast of Winnipeg, Manitoba.  The Company can acquire a 100% interest in the property under the agreement dated 5/1/2008 and as amended on 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009), between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Beattie-Donchester-Dumico Mines” property description.

The mine stockpiled ore produced from four underground levels until closure in 1957.  A 1,000 ton/day concentrator was installed on the property but was never operational before the mine’s closure.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended 6/30/2009, 6/30/2008, and 6/30/2007 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

The Company is again primarily engaged in the acquisition and exploration of mineral properties.  The Company has three principal properties: Duquesne; Beattie-Dorchester-Dumico; and Duparquet, all in Quebec, Canada.  Refer to ITEM #4D, “Property, Plant and Equipment; Acquisition Details”.

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

On 5/1/2008, the Company signed three mineral property option agreements (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

On 12/15/2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, and the exercise of stock options/warrants.  At 9/30/2009, the Company had $1.08 million in working capital; the Company believes it has sufficient funds to undertake its planned operations and exploration projects at through Fiscal 2010.  However, if exploration on certain of its properties is successful and management wishes to make the “confirmation payment” of $8.5 million due 6/1/2010 to continue the acquisition of the Beattie-Dorchester-Dumico Properties, substantial additional funding will be required.  This funding could be any combination of equity or debt financing.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 11/30/2009 were preliminary.  If the Company is unable to make the scheduled payments under the agreements, it will lose its interests in those properties.

Refer to ITEM #4B, “Business Overview, Osisko JV Agreement” for a discussion of the recent agreement.

Financing Timeline

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

On 7/3/2007, the Company completed a non-brokered private placement of 1,999,998 flow-through units ("FT units") at $0.75 per unit for gross proceeds of $1,499,999.  Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $1 until 4/3/2008 and $1.25 until 1/3/2009.  The Company paid finder's fees of 99,999 shares (valued at $74,999) and 199,999 non-FT agent's options (valued at $272,433), whereby each option is exercisable into one unit at $0.75 per unit until 1/3/2009 and each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $1 per share until 4/3/2008 or $1.25 per share until 1/3/2009.  The Company also paid $75,000 in due diligence fees related to the private placement.

On 10/9/2007, the Company completed a non-brokered private placement of 612,243 flow-through units ("FT units") at $2.45 per unit for gross proceeds of $1,499,995.  Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.60 per share until October 10, 2009.  The Company paid a due diligence fee of $75,000, a finder's fee of 30,612 common shares (valued at $73,163) and 61,224 agent's options (valued at $87,125) that are exercisable into units (non-FT) at $2.45 per unit until 10/10/2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.60 per share until 10/10/2009.

On 10/9/2007, the Company completed a non-brokered private placement of 500,000 non-flow-through units ("units") at $2.00 per unit for gross proceeds of $1,000,000.  Each unit comprises one common share ("shares") and one share purchase warrant entitling the holder to acquire one additional common share at the exercise price of $2.10 per share until 10/10/2009.  The Company paid a due diligence fee of $50,000, a finder's fee of 25,000 common shares (valued at $59,750) and 50,000 agent's options (valued at $75,892) exercisable into units (non-FT) at $2.00 per unit until 10/10/2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.10 per share until 10/10/2009.

On 4/14/2008, the Company completed a non-brokered private placement of 793,746 flow-through units ("FT units") at $2.10 per unit for gross proceeds of $1,666,867.  Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.30 per share for a period of two years.  The Company paid a finder's fee of 36,115 common shares (valued at $86,876) and 72,231 agent's options (valued at $107,170) exercisable into units (non-FT) at $2.10 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $83,344 in due diligence fees related to the private placement.

On 6/9/2008, the Company completed a non-brokered private placement of 833,238 flow-through units ("FT units") at $2.20 per unit for gross proceeds of $1,833,124.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 41,662 common shares (valued at $106,238) and 83,323 agent's options (valued at $136,461) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $91,656 in due diligence fees related to the private placement.

On 7/2/2008, the Company completed a non-brokered private placement of 284,998 flow-through units ("FT units") at $2.20 per unit for gross proceeds of $626,995. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on 6/24/2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees and $1,500 in legal fees that were recorded as share issue costs.

On 7/16/2008, the Company completed a non-brokered private placement of 1,082,248 flow-through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993.  Each unit comprises one flow-through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years. The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until 7/16/2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $125,000 in due diligence fees and $3,054 in legal fees that were recorded as share issue costs.

On 7/16/2008, the Company completed a non-brokered private placement of 100,000 flow-through units ("FT units") at $2.45 per unit for gross proceeds of $245,000.  Each unit comprises one flow-through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until 7/16/2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

On 9/29/2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow-through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980.  Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until 9/29/2010.  Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until 9/29/2010.  The Company paid a finder’s fee of 127,880 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until 9/29/2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until 9/29/2010.  The Company also paid $325,000 in due diligence fees and $1,500 in legal fees that were recorded as share issue costs.

On 12/22/2008, the Company completed a non-brokered private placement of 1,324,304 flow-through units ("FT units") at $1.25 per unit for gross proceeds of $1,655,380. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into units (non-FT) at $1.25 per unit for a two year period until 12/22/2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $82,769 in due diligence fees and $1,500 in legal fees that were recorded as share issue costs.

On 5/6/2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non-flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995.  Each warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until 5/6/2011.  The agent was paid a finder's fee of 36,585 non-flow-through common shares of the Company valued at $104,633.  The agent was also issued finder’s options valued at $139,578.  The finder’s options are exercisable until 5/6/2011, to purchase 73,170 units at a price of $2.05 per finder's unit.  Each finder's unit consists of one non-flow-through common share of the Company and one non-flow-through share purchase warrant.  Each finder's warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until 5/6/2011. The Company also paid $75,000 in due diligence fees and $2,769 in legal fees that were recorded as share issue costs.

Subsequent Events

On 12/9/2009, the Company’s largest shareholder, Mineralfields Fund Management Inc., et.al (the “soliciting shareholder”), filed a non-management proxy circular regarding the upcoming Annual General Meeting of Shareholders (“AGM”).  The soliciting shareholder stated that it believes that the new directors proposed compliment the existing director and collectively bring extensive experience with the opration and management of public mining and exploration companies.  The AGM was rescheduled from 12/14/2009 to 12/30/2009 to avoid the disenfranchisement of its shareholders, and to ensure that all shareholders are given an equal opportunity to make an informed decision on the election of the Board.

Since 6/30/2009, the Company raised $1.18 million from the exercise of warrants and stock options.

On 10/26/2009, the Company announced the successful re-negotiation with the property owners (the "Optionors") of new terms for the options governing Clifton Star's right to earn an undivided 100% interest in the Beattie-Donchester-Dumico gold properties (the "Property") in western Quebec.  It is the intention of both parties to proceed immediately from the terms outlined in the letters of intent ("LOIs") to finalization of definitive agreements.

The original agreements between Clifton Star and the Optionors are dated 5/6/2008 (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009).  These agreements, among other things, defined a series of property payments.  The new payment schedule, per the LOI of 10/26/2009 is highlighted below.

Payment	Amount	Date	Comments
Confirmation Payment	CDN$8.5 million	1 June 2010	Earns 10%; six-month deferment
Exercise Payment	CDN$22 million	1 December 2012	28-month payment deferment; $18 million lower
Final Payment	CDN$30 million	1 December 2017	Earns 100%; 5-year payment deferment
TOTAL	CDN$60.5 million		Earns 100% with no NSR

Refer to ITEM #4B, “Business Overview, Osisko JV Agreement” for a discussion of the recent agreement.

Selected Annual Data

	Year Ended June 30 2009	Year Ended June 30 2008	Year Ended June 30 2007
Sales Revenue	$0	$0	$0
Net Income (loss)	($2,044,944)	($523,379)	($345,260)
Basic and Diluted (loss) EPS	($0.09)	($0.04)	($0.04)
Weighted Avg. No. Shares Outstanding	21,751,739	13,026,767	9,269,029
Working Capital	$2,097,170	$4,715,962	$352,016
Mineral Property Interests	$19,384,946	$5,079,074	$nil
Shareholders Equity	$19,369,649	$10,648,154	$565,733
Total Assets	$22,049,638	$11,985,206	$731,538

Total assets in the current year are significantly higher than the comparative years. Over the past couple of years the Company has steadily been expanding its mineral property interests and exploration activities that are capitalized as assets.

The “Net Income (loss)” was increased from the recognition of non-cash stock-based compensation expense of $2,270,307 (2008 = $949,305 and 2007 = $282,510); the increase in stock-based compensation is generally attributed to significantly more options being vested.  Offsetting “Administration Expenses”, the Company has earned increased each year from interest income resulting from cash held in term deposits.  Significant “future income tax recovery” has offset operating losses during FY2009 and FY2008.

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010	($1,366,878)
Fiscal 2009	($758,529)	($574,558)	($531,060)	($140,797)
Fiscal 2008	($175,131)	($189,283)	($415,812)	($256,847)
Fiscal 2007	($36,164)	($26,597)	($191,039)	($91,460)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($0.06)
Fiscal 2009	($0.04)	($0.03)	($0.02)	($0.01)
Fiscal 2008	($0.02)	($0.02)	($0.03)	($0.03)
Fiscal 2007	($0.01)	($0.01)	($0.02)	($0.01)

Fiscal 2009 Ended June 30, 2009 vs. Fiscal 2008 Ended 6/30/2007

The following is a summary of significant events and transactions that occurred during the year ended June 30, 2009.  Refer to “Financing Timeline for discussion of private placements.

a.

During the current year, the Company received gross proceeds of $13,027,329 from flow-through and non-flow through private placements.

b.

On 12/15/2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.

c.

On 10/17/2008, the Company acquired an additional 27 claims totaling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

d.

On 4/13/2009, the Company paid $250,000 to acquire 30 claims totaling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.

e.

On 5/1/2008 (amended 7/22/2008, 11/24/2008 and 4/8/2009), the Company signed agreements to acquire the Beatie-Dorchester-Dumico properties.

f.

On 8/19/2008, the Company appointed Mr. Philip Nolan to the Board of Directors.  The Company granted Mr. Nolan 200,000 stock options exercisable at $2.50 per share until 8/19/2010.  On 2/20/2009, the Company cancelled the 200,000 stock options granted on 8/19/2008; and granted Mr. Nolan 200,000 stock options exercisable at $2.55 per share until 2/20/2011.

g.

On 8/26/2008, the Company announced the resignation of Mr. Michael Mason as Vice President of Corporate Affairs of the Company.

h.

On 8/26/2008, the Company cancelled 400,000 options exercisable at $1.90 until 7/12/2009.

i.

On 2/17/2009, the Company announced the appointment of Cheri L. Pedersen of Boughton Law Corp. as corporate counsel, replacing William Schmidt of Hemsworth Schmidt.

j.

On 2/20/2009, the Company cancelled 125,000 of 200,000 options exercisable by Pro-Edge Consultants Inc.  The Company also reduced the term of the options from 6/9/2010 to 3/19/2009.  The remaining 75,000 options expired unexercised on 3/19/2009.  The Company will not be making any further payments to Pro-Edge for investor relations.

k.

On 3/1/2009, the Company engaged Bay Street Connect to provide investor relations services to the Company for $5,000 per month.

Results of Operations

The Company had a net loss of ($2,044,944) [2008 = ($523,379)] during the year ended 6/30/2009.  The expenses are as follows:

a.

Consulting fees of $109,519 (2008 = $51,733) increased significantly from the comparative period.  The majority of the increase is attributed to the Company signing a contract with Limited Market Dealer to provide financing services.  The remainder of the balance is for consulting services provided by an officer.

b.

Filing and transfer agent fees of $101,401 (2008 = $88,379) are significantly higher than the comparative year as a result of fees being incurred for larger private placements.

c.

Insurance expense of $27,731 (2008 = $13,900) is higher than the comparative year as a result of the Company purchasing environmental and key personnel life insurance.

d.

Investor relations of $128,836 (2008 = $58,635) is significantly higher than the comparative period.  The Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television and radio in the United States and participated in trade shows. An investor relations firm was also retained to promote the Company in Germany.  The Company recently hired Bay Street Connect to conduct investor relations on behalf of the Company for $5,000 per month.

e.

Management fees of $108,000 (2008 = $45,000) increased significantly as a result of entering into a management agreement with the Company’s president, Harry Miller.  Effective 1/1/2009, the Company entered into a new management agreement with Mr. Miller and agreed to pay $30,000 per quarter.  Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

f.

Office and miscellaneous of $57,446 (2008 = $12,067) is significantly higher than the comparative period as a result of increased business activity.

g.

Professional fees (accounting, audit and legal fees) of $278,895 (2008 = $165,399) increased substantially as a result of legal services required for mineral property acquisitions and to the statement of claim from a former employee and a consultant.  Accounting fees increased as a result of more complex transactions and growth in business activity.

h.

Shareholder costs of $22,137 (2008 = $10,059) are significantly higher than the comparative period as a result of disseminating information to shareholders more frequently due to increased business activity.

i.

Stock-based compensation of $2,270,307 (2008 = $949,305) increased significantly as a result of more vested stock options than in the comparative period.

j.

Travel and telephone expenses of $114,184 (2008 = $27,759) increased significantly from the comparative year as a result of increased business activity, promotion of the Company, and attendance with lawyers for the defence against the statement of claim.

k.

During the current year, the Company earned $147,230 (2008 = $65,236) in interest income that is primarily attributed to cash held in term deposits.  Interest income was higher in the current year as a result of the Company having more money invested in term deposits.

Net Income (loss) during Fiscal 2009 was ($2,044,944) compared to ($523,379) during the prior fiscal year.   Basic and diluted earning (loss) per share was ($0.09) versus ($0.04).  Weighted Average Number of Shares used in the calculation of loss per share was 21,751,739 versus 13,026,767.

Liquidity and Capital Resources

The Company’s financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Net cash used in operating activities during Fiscal 2009 ended 6/30/2009 was $895,644 (2008 = $486,583).  The cash used in operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash provided by financing activities during Fiscal 2009 was $11,397,747 (2008 = $10,713,944).  During the current year, the Company received gross proceeds of $8,027,349 from the issuance of 4,023,250 flow-through units.  An additional 2,057,605 common shares were issued for gross proceeds of $4,999,980.  The Company paid $661,692 cash for issue costs related to the flow-through and non-flow-through private placements.  The Company also received $64,250 from the issuance of 77,500 common share for the exercise of stock options.  Contributed surplus and share capital were each adjusted by $46,970 for the exercised stock options.  The Company issued $940,489 of common shares from previously received share subscriptions. During the comparative year the Company received gross proceeds of $7,499,988 from flow-through and non-flow through private placements.  The Company paid share issue costs of $289,326 cash for those private placements.  An additional $212,800 was received from the exercise of 636,500 stock options; $149,999 from the exercise of 199,999 agent’s options and $2,199,997 from the exercise of 2,199,997 warrants.

Net cash used in investing activities during Fiscal 2009 was $13,809,266 (2008 = $4,995,945).  During the current year, the Company paid $979,410 in deferred exploration costs that were previously accrued in prior year’s accounts payable.  The Company paid $1,635,000 and $12,174,266 cash in mineral property acquisition and deferred exploration costs respectively.  Deferred acquisition costs of $1,000,000 were transferred to mineral property acquisition costs during the current year.  During the comparative year, the Company paid $900,000 for the acquisition of the Duquesne mineral property; an additional $3,092,174 in deferred exploration costs was spent on the Duquesne property during 2008.  The Company had also purchased $3,771 of equipment during the comparative year.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s future revenues, if any, are expected to be in large part derived from the mining and sale of precious minerals or base metals or interests related thereto.  The economics of developing and producing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the prices of minerals and metals.  Depending on these prices, the Company may determine that it is impractical to continue commercial production.  These prices have fluctuated in recent years.  Prices are affected by many factors beyond the Company’s control including anticipated changes in international investment patterns and monetary systems, economic growth rates and political developments.  The supply of precious minerals or base metals consists of a combination of new mine production, producers, financial institutions and consumers.  If the market price falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or other development of a project or mining at one or more of its properties.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year.  If the Company intends to exercise it right to acquire the Beattie, Donchester and Dumico properties the Company would have to reaise significant additonal sufficient funds to exercise this option.

The Company will continue to focus its exploration and development efforts on the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties.

Fiscal 2008 Ended June 30, 2008 vs. Fiscal 2007 Ended June 30, 2007

The following is a summary of significant events and transactions that occurred during the year ended June 30, 2008.  Refer to “Financing Timeline for discussion of private placements.

a.

On 7/3/2007, the Company issued 10,000 common shares at a deemed price of $1.85 per share for a total value of $18,500 pursuant to the Duquesne property option agreement.

b.

On 7/4/2007 trading of the Company’s shares were changed from the NEX to Tier 2 on the TSX Venture Exchange.

c.

On 7/6/2007, the Company received $10,000 for issuing 50,000 common shares at $0.20 from the exercise of stock options.

d.

On 7/11/2007, the Company announced the appointment of Fred Archibald, P. Geo., APGO/OGQ as Vice-President of Exploration.  The Company granted Mr. Archibald 300,000 stock options exercisable at $2.00 per share until 7/11/2009.

e.

On 7/12/2007, the Company announced the appointment of Michael Mason as Vice-President of Corporate Affairs.  The Company granted Mr. Mason 400,000 stock options exercisable at $1.90 per share until 7/12/2009.  Subsequent to the fiscal year end, Mr. Mason resigned and the stock options were cancelled.

f.

On 8/22/2007, the Company announced the resignation of Mike Moustakis from the Board of Directors.

g.

On 10/10/2007, the Company announced that the TSX Venture Exchange accepted filing documentation for the non-brokered private placements previously announced on 9/17/2007, 10/1/2007, and 10/4/2007.

h.

On 10/12/2007, the Company announced that it appointed Mr. Harry Miller to the Company’s Board of Directors.

i.

On 10/23/2007, Nick Segounis resigned as President of the Company.  The Company also announced the appointment of Harry Miller as the Company’s new President.

j.

On 5/1/2008 (and as amended on 7/22/2008), the Company signed three mineral property option agreements with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”). Under the agreements, the Company has an option to acquire 100% of the issued and outstanding shares of the three companies which own mining rights, claims, and concessions in Quebec and Manitoba. To acquire the interests, the Company must make cash payments totalling $50,000,000. Additionally, if 2,000,000 ounces of gold are drill inferred on Beattie or 2588111’s properties, the Company must pay a bonus of $6,000,000 to Beattie and 2588111. (revised further during FY2009 and FY2010).

FY2008 Results of Operations

The Company had a net loss of ($523,379) [2007 = ($345,260)] during the year ended 6/30/2008.  Some of the significant expenses are as follows:

a.

Consulting fees of $51,733 (2007 = Nil) increased significantly from the prior year. The increase includes a consulting contract for the preparation and filing of the Form 20-F Registration Statement; Consulting services provided by an officer; and a consulting agreement with Limited Market Dealer for financing services.

b.

Filing and Transfer agent fees of $88,379 (2007 = $28,126) are higher than the prior year due to fees incurred for the filing of mineral property agreements and additional private placements.

c.

Office and miscellaneous of $12,067 (2007 = $2,393) is higher than the prior year as a result of increased business activity.

d.

Insurance expense of $13,900 (2007 = $Nil) was a result of the Company obtaining Director and Officer liability insurance during fiscal 2008.

e.

Investor Relations of $58,635 (2007 = $Nil) increased as a result of the Company entering into a six-week promotional campaign with Take 5 Solutions of Boca Raton, Florida.

f.

Management fees totaled $45,000 (2007 = $Nil) due to the company entering into a management consulting agreement with Harry Miller, President of the Company, for compensation of $15,000 per quarter.

g.

Professional fees, including accounting, audit and legal fees, rose to $165,399 (2007 = $42,037) due to higher legal fees related to the statement of claim and the auditor’s review of financial statements for the Form 20-F Registration Statement, as well as higher accounting fees due to increased complexity of the financial statements and business activity.

h.

Shareholder costs of $10,059 (2007 = $417) were higher than in fiscal 2007 as a result of additional information disseminated to shareholders.

i.

Stock-based compensation was $949,305 (2007 = $282,510) that increased significantly from the prior year due to more stock options being granted in fiscal 2008 than in fiscal 2007.

j.

Travel and telephone expense was $27,759 (2007 = $8,957), with the increase due to increased business activity, work related to the option agreement with Duquesne Gold Mines, and attendance with attorneys for the defense against the statement of claim made against the Company.

During the year, the Company earned $65,236 [2007 = $19,191] in interest income from cash held in a term deposit.  Interest income is higher in the current year as a result of the Company successfully negotiating a higher rate of interest for its term deposit.

Net Income (loss) during Fiscal 2008 was ($523,379) compared to ($345,260) during the prior fiscal year.  Basic and diluted earning (loss) per share was ($0.04) versus ($0.04).  Weighted Average Number of Shares used in the calculation of loss per share was 13,026,767 versus 9,269,029.

FY2008 Liquidity and Capital Resources

Total assets in Fiscal 2008 were higher than the comparative years.  The increase was primarily attributed to higher cash balances due to private placements of equity as well as the capitalization of deferred financing costs and deferred acquisition costs related to the Duquesne Gold Project.

Significant changes in key financial data from 2006 to 2008 can be attributed to income generated from interest earned on term deposits, $422,432 received from the exercise of 199,999 agent’s options, $2,199,997 received from the exercise of warrants, recognition of $1,231,815 in stock-based compensation, the issuance of 4,739,225 common shares for gross proceeds of $7,499,988 and the commencement of an exploration program on the Duquesne Gold Project. The Company also recognized $833,798 of future income recovery during FY2008.

Cash Used in Fiscal 2008 ended 6/30/20078 Operating Activities totaled ($486,583) including the ($523,379) Net Loss.  Significant adjustments included: stock-based compensation related to stock option grants of $949,305; Amortization of $177; Future Income Tax Recovery of ($833,798); and ($78,888) in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2008 Investing Activities was ($4,995,945), which included ($1,000,000) in deferred acquisition costs; ($3,992,174) in Mineral Property and deferred exploration costs; and ($3,771) for the acquisition of equipment. Financing Activities provided cash of $10,713,944, with $9,773,455 provided by shares issued for cash, and $940,489 provided by Share subscriptions received in advance for private placements closed subsequent to the end of the fiscal year.

FY2008 Related Party Transactions

During Fiscal 2008, the Company paid or accrued $6,792 (2007 = $15,792) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, former director of the Company, is a partner.

Paid or accrued $99,777 (2007 = $35,962) in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, a Director of Clifton Star.

Paid or accrued $9,268 (2007 = $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

Paid or accrued $19,663 (2007 = $Nil) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

Paid or accrued $43,226 (2007 = $Nil) in management fees to Harry Miller, and officer and director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FY2008 Financial Instruments and Other Instruments

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

FY2008 Credit Risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Fiscal 2007 Ended June 30, 2007 vs. Fiscal 2006 Ended 6/30/2006

The following is a summary of significant events and transactions that occurred during the year ended June 30, 2007:

a.

On 7/14/2006, the Company granted 923,000 stock options to a director, officer and a former employee that are exercisable at $0.20 per share until 7/14/2008.

b.

On 9/20/2006, the Company signed an option agreement whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Destor Township, Quebec.

c.

On 11/20/2006, the Company announced the cancellation of 436,500 outstanding stock options that had been granted on 7/14/2006.

d.

On 11/20/2006, the Company granted 100,000 stock options that are exercisable at $0.31 per share until 11/20/2008.

e.

On 2/20/2007, the Company appointed Dean Rogers as a Director of the Company.

f.

On 2/272007, the Company received $31,000 for issuing 100,000 common shares at $0.31 from the exercise of stock options.

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

FY2007 Results of Operations

The Company had a net loss of ($345,260) [2006 = ($19,718)] during the year ended 6/30/2007.  Some of the significant expenses are as follows:

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

FY2007 Liquidity and Capital Resources

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

FY2007 Related Party Transactions

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

FY2007 Financial Instruments and Other Instruments

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

FY2007 Credit Risk

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

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

To earn its 100% interest in the Duquesne Gold Mines Ltd. the Company must make a last installment of $450,000 by June 2010.

Other than disclosed above, we do not have any contractual obligations and commitments as of 11/30/2009 that will require significant future cash outlays.

5.G.  Safe harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3
Directors and Senior Management
November 30, 2009

Name	Positions	Age	Date First Elected or Appointed
Frederick T. Archibald (3)	VP Exploration/Director	57	July 2007
Ian Beardmore (4)	Chief Financial Officer	68	March 2007
George Kanalos (5)	Corporate Secretary	64	March 2007
Harry Miller (1)(2)(3)	President/CEO/Director	74	July 2007
Philip Nolan	Director	47	August 2008
Dean S. Roger (1)	Director	73	February 2007
Nikolaos Segounis (1)(2)	Director	65	December 1992

(1)  Member of Audit Committee

(2)  Member of Nominating and Corporate Governance Committee

(3)  He spends full time on the affairs of the Company.

(4)  He spends about three-quarters of his time on the affairs of the Company.

(5)  He spends less than 10% of his time on the affairs of the Company.

Frederick Archibald, VP Exploration of the Company, is a professional geologist with over twenty nine years experience.  For the past five years he has worked as an independent geological consultant.  He is a graduate of Carleton University located in Ottawa, Ontario.

Ian Beardmore, Chief Financial Officer of the Company, is a Chartered Accountant and a member of the British Columbia Institute of Chartered Accountants.  He has a Bachelor of Arts degree from the University of British Columbia, received 1964.  From 1985 to August 2006, he was associated with the firms of Moen and Company (and its predecessors, Moen & Jorgensen and Jorgensen Beauchamp), Chartered Accountants, where he handled personal and corporate taxation and audits of reporting companies’ accounts in the securities area.  From 2002 to 2005, he was CFO of DRC Resources (now New Gold Inc.).  From September 2006 to 2007, he has been associated with Michael T. Studer, CPA, PC of New York handling USA-company audits of reporting companies.  Since September 2006, he has handled private company accounts.

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

On 12/9/2009, the Company’s largest shareholder, Mineralfields Fund Management Inc., et.al (the “soliciting shareholder”), filed a non-management proxy circular regarding the upcoming Annual General Meeting of Shareholders (“AGM”).  The soliciting shareholder stated that it believes that the new directors proposed compliment the existing director and collectively bring extensive experience with the opration and management of public mining and exploration companies.  The AGM was rescheduled from 12/14/2009 to 12/30/2009 to avoid the disenfranchisement of its shareholders, and to ensure that all shareholders are given an equal opportunity to make an informed decision on the election of the Board.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2009, 680,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2009 for each Director.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Directors.

Table No. 4
Director Compensation
Name	Fees Earned	Option-based Awards(1)	All Other Compensation	Total
Frederick T. Archibald (2)	Nil	Nil	$120,436	$120,436
Harry Miller	Nil	Nil	Nil	Nil
Philip Nolan	Nil	Nil	Nil	Nil
Dean S. Rogers (3)	Nil	$13,125	$19,872	$32,997
Nikolaos Segounis	Nil	Nil	Nil	Nil
(1) Represents difference between market value at fiscal yearend and the exercise price of stock options. (2) Represents geological consulting fees. (3) Represents geological consulting fees.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Directors.

Table No. 5 Directors Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Frederick T. Archibald	Nil	Nil	Nil
Harry Miller	Nil	Nil	Nil
Philip Nolan	Nil	Nil	Nil
Dean S. Rogers	$13,125	Nil	Nil
Nikolaos Segounis	Nil	Nil	Nil
(1) Represents difference between market value at fiscal yearend and the exercise price of stock options.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management and Directors during Fiscal 2009 ended 6/30/2009 was $294,927.

The following table details compensation paid/accrued for Fiscal 2009 ended 6/30/2009 for the Senior Management.

Table No. 6
Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation (2)
					Annual incentive plans	Long-term incentive plans
Harry Miller President/CEO	2009	Nil	Nil	Nil	Nil	Nil	Nil	$108,000	$108,000
Frederick Archibald VP Exploration	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ian Beardmore CFO	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$46,619
George Kanalos Corporate Secretary	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1) Represents difference between market value at fiscal yearend and the exercise price of stock options.

(2) During the Senior Management’s employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Managment’s duties in accordance with the policies set from time to time by the Company, in its sole discretion.  The Senior Management is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses.  Such reimbursements are excluded from the “Total Compensation”.

(3) Represents management consulting fees.
(4) Represents management consulting fees.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 7
Senior Management Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Harry Miller, President/CEO	Nil	N/A	N/A
Frederick Archibald VP Exploration	Nil	N/A	N/A
Ian Beardmore, CFO	Nil	N/A	N/A
George Kanalos, Secretary	Nil	N/A	N/A
(1) Represents difference between market value at fiscal yearend and the exercise price of stock options.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2009 Ended 6/30/2009, the most recently completed fiscal year; there were 2,250,000 stock options outstanding.  During Fiscal 2009, 1,540,000 stock options were granted to Senior Management, Directors, and employees/consultants.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.  Except that stock options granted since 7/1/2009 have no vesting requirement.  During Fiscal 2009, no SARs (stock appreciation rights) were granted.  During Fiscal 2009, 77,500 stock options were exercised: 800,000 stock options were cancelled and/or expired, and none were re-priced.

Table No. 8
Stock Option Grants
Fiscal 2009 Ended 6/30/2009
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors
Frederick T. Archibald	Nil
Ian Beardmore	Nil
George Kanalos	30,000	2%	$2.55	2/17/2009	2/17/2011	$2.70
Harry Miller	350,000	23%	$3.10	8/26/2008	8/26/2010	$3.79
Philip Nolan	200,000	13%	$2.55	8/19/2008	2/20/2011	$2,87
Dean S. Rogers	Nil
Nikolaos Segounis	100,000	6%	$2.55	2/17/2009	2/17/2011	$2.70
Employees and Consultants	860,000	56%
TOTAL	1,540,000	100%

The following table gives certain information concerning stock option exercises during Fiscal 2009 Ended 6/30/2009 by Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises during Fiscal 2009 Ended 6/30/2009
Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at 6/30/09 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 6/30/09 (2) Exercisable/ Unexercisable
Frederick T. Archibald	Nil	Nil	450,000/ 50,000	$174,000/$ nil
Ian Beardmore	Nil	Nil	46,875/ 28,125	$ 3,750/$ 2,250
George Kanalos	75,000	$107,250	7,500/ 22,500	$ 225/$ 675
Harry Miller	Nil	Nil	518,750/381,250	$ 27,510/$ 16,500
Philip Nolan	Nil	Nil	100,000/100,000	$ 3,000/$ 3,000
Dean S. Rogers	Nil	Nil	62,500/ 37,500	$ 26,875/$ 16,125
Nikolaos Segounis	Nil	Nil	25,000/ 75,000	$ 750/$ 2,250
(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on the date of exercise, less the exercise price per share.
(2) The market price for the Company’s common shares on 6/30/ was CDN$2.58. No value has been given to unexercised options that were out-of-the-money on 6/30/2009.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8/9/10 for information about stock options.

Change of Control Remuneration.  Other than described below in “Written Mmanagement Agreements” regarding the Management Agreement with Harry Miller, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2010 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company has no Bonus/Profit Sharing/Non-Cash Compensation arrangements.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Other Compensation.  No Senior Management and/or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 4/5/6/7/8/9/10, ITEM #6B and ITEM #7B.

Written Management Agreements.

On 1/1/2009, the Company entered into a management agreement, as amended on 10/1/2009, (together, the “Management Agreement”) with Harry Miller, President and Chief Executive Officer of the Company.  The Management Agreement is effective for a period of three years from 1/1/2009.  Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective 10/1/2009.

The Management Agreement defines Change of Control as the occurrence of any of:

(a)

the purchase or acquisition of any common shares or securities convertible into common shares (“Convertible Securities”) by a holder which results in the holder beneficially owning, or exercising control or direction over, common shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the holders, the holders would beneficially own, or exercise control or direction over, common shares of the Company carrying the right to cast more than 50% of the votes attaching to all such common shares;

(b)

incumbent directors ceasing to constitute a majority of the board of directors;

(c)

approval by the shareholders of the Company of:

(i)

an amalgamation, arrangement, merger or other consolidation or combination of the Company with another corporation pursuant to which the shareholders of the Company immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(ii)

the liquidation, dissolution or winding-up of the Company; or

(iii)

the sale, lease or other disposition of all or substantially all of the assets of the Company.

The following table shows the estimated compensation that would have been payable to Mr. Miller assuming termination and/or change of control events occurred on 6/30/2009.

Payment on Termination without Cause	Death Payment upon termination after Change of Control
$780,000 (1)	$780,000 (1)

(1) This amount is comprised of:

(a) the portion of the Officer's annual retainer, at the rate in effect at the time of the Notice of Termination (as defined in the Management Agreement), then accrued to the Termination Date (as defined in the Management Agreement) which has not been paid to Mr. Miller, plus an amount equal to the amount, if any, of any reimbursable expenses then accrued to the Termination Date which have not been paid;

(b) an amount equivalent to the quarterly installments of the annual retainer for the balance of the un-served term of the Management Agreement; and

(c) an amount equal to two (2) years’ annual retainer.

This calculation assumes that there was no portion of Mr. Miller’s annual retainer or reimbursable expenses, accrued to him, as at 6/30/2009 that was not paid to him.  This calculation also takes into account Mr. Miller’s increase in annual compensation to $180,000 as at 10/1/2009.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board of Directors’ Committees.

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Messrs. Philip Nolan, Dean Rogers, and Nick Segounis are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2009, the Board of Directors held four regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Fred Archibald and Philip Nolan of the directors attended the December 2008 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Nick Segounis (independent), Harry Miller and Dean Rogers (independent).  The Audit Committee met quarterly during Fiscal 2009 and has met once time during Fiscal 2010.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of three independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with an “official” financial expert.

The Company also has a Nominating and Corporate Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.  The current members of the Corporate Governance Committee are Harry Miller and Nick Segounis (independent).

6.C.5.  Code of Ethics

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2009 and Fiscal 2010-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 11/30/2009, the Company had no employees other than its four Senior Management, One of these employees are directly engaged in mineral exploration/development.  As of 6/30/2008 and 6/30/2007, the Company had no employees other than its Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 9
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
November 30, 2009

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Joe Dwek Management Consultants Inc. (1)	17,526,131	53.0%
Common	5% Shareholder Subtotal	17,526,131	53.0%
Common	Harry Miller (3)	1,657,700	6.6%
Common	Nikolaos Segounis (4)	1,669,500	6.9%
Common	Frederick Archibald (5)	500,000	2.0%
Common	Philip Nolan (6)	425,000	1.7%
Common	Ian Beardmore (7)	215,625	0.9%
Common	George Kanalos (8)	90,000	0.4%
Common	Dean Rogers (9)	100,000	0.4%
	Directors and Senior Management Subtotal	4,657,825	18.9%
	TOTAL	22,183,956	71.9%

(1) Joe Dwek Management Consultants Inc. (“JDM”) is a financial institution.

    Their holdings were estimated using posting on SEDI as of 12/23/2009.

    Their address is:  1110 Finch Avenue West, Suite 210

                       Toronto, Ontario, Canada  M5A 2K7

8,674,722 represent currently exercisable warrants.

Mr. Dwek is a principal shareholder of the following corporate entities who hold common shares of the Company:

Limited Market Dealer;

MineralFields 2007 Super Flow-Through LP;

MineralFields 2007-II Super Flow-Through LP;

MineralFields 2007-IV Super Flow-Through LP;

MineralFields 2007-IX Super Flow-Through LP;

MineralFields 2007-VI Super Flow-Through LP;

MineralFields 2007 VII Super Flow-Through LP;

MineralFields 2007-X Super Flow-Through LP;

MineralFields 2008 Super Flow-Through LP;

MineralFields 2008-II Super Flow-Through LP;

MineralFields 2008-III Super Flow-Through LP

MineralFields 2008-IV Super Flow-Through LP;

MineralFields 2008-V Super Flow-Through LP;

MineralFields 2008-VI Super Flow-Through LP;

MineralFields 2008-VI Super Flow-Through LP;

MineralFields 2008-VII Super Flow-Through LP;

MineralFields 2008-IX Super Flow-Through LP;

MineralFields 2009 Super Flow-Through LP;

MineralFields 2009-II Super Flow-Through LP;

MineralFields 2009-IV Super Flow-Through LP;

MineralFields Alberta 2007 Super Flow-Through LP;

MineralFields Quebec 2007 Super Flow-Through LP;

MineralFields Quebec 2008 Super Flow-Through LP;

MineralFields 2009-VII Super Flow-Through LP;

Pathway Mining 2007 Flow-Through LP;

Pathway Mining 2007-II Flow-Through LP;

Pathway Mining 2007-III Flow-Through LP;

Pathway Mining 2008 Flow-Through LP;

Pathway Mining 2008-II Flow-Through LP;

Pathway Mining 2009 Flow-Through LP;

Pathway Mining 2009 Flow-Through LP;

Pathway Quebec Mining 2007 Flow-Through LP;

Pathway Quebec Mining 2008 Flow-Through LP;

Pathway Quebec Mining 2008-II Flow-Through LP;

Pathway Quebec Mining 2009 Flow-Through LP;

Pathway Mining 2009 Flow-Through LP;

(3) 812,500 of these shares represent currently exercisable options.

(4)  50,000 of these shares represent currently exercisable options.

(5) 500,000 of these shares represent currently exercisable options.

(6) 200,000 of these shares represent currently exercisable options.

    225,000 of the common shares are owned indirectly through

            3342913 Canada Inc., a private company controlled by Philip Nolan.

(7)  65,625 of these shares represent currently exercisable options.

(8)  15,000 of these shares represent currently exercisable options.

(9) 100,000 of these shares represent currently exercisable options.

#  Based on 24,366,836 common shares outstanding at 11/30/2009, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

a.

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

b.

options may be exercisable for a maximum of five years from grant date;

c.

options to acquire no more than 5% of the issued shares of the Company may be granted to any Insider and any Associates of such Insider.

d.

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

e.

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

f.

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

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to Directors/Senior Management and all employees/consultants as a group.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.  Except that stock options granted since 7/1/2009 have no vesting requirement.

Table No. 10
Stock Options Outstanding
November 30, 2009

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Frederick Archibald	300,000	$2.30	9/08/2009	9/08/2011
	200,000	$2.65	3/03/2008	3/03/2010
Ian Beardmore	75,000	$2.50	5/07/2008	5/07/2010
George Kanalos	30,000	$2.55	2/17/2009	2/17/2011
Harry Miller	550,000	$2.50	1/02/2008	1/02/2010
	350,000	$3.10	8/26/2008	8/26/2010
Philip Nolan	200,000	$2.55	2/20/2009	2/20/2011
Dean Rogers	100,000	$2.15	1/02/2008	1/02/2010
Nikolaos Segounis	100,000	$2.55	2/17/2009	2/17/2011
Total Officers/Directors	1,905,000
Employees/Consultants/etc.	1,007,500
Agent Options	763,638
TOTAL	3,676,138

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8/9/10/12.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.  Refer to ITEM #6E and Table No. 4/5/6/7/8/9/10/12 for additional information.

	Common Shares Owned at 6/30/2009	Common Shares Owned at 6/30/2008	Common Shares Owned at 6/30/2007
Joe Dwek Management Consultants Inc. (1)	7,808,710	169,047
Nickolaos Segounis	1,619,500	1,319,500	1,319,500
(1) Joe Dwek is a principal shareholder of the several corporate entities who hold common shares of the Company. Data derived from 12/23/2009 www.SEDI.com postings. Refer to Table #9.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/2/2009, the Company’s shareholders’ list showed 24,366,836 common shares outstanding, with 46 registered shareholders.  34 of these shareholders were resident in Canada, holding 23,312,306 common shares (representing about 96% of the issued/outstanding shares); 12 registered shareholders were resident in the United States, holding 1,054,530 common shares (representing about 4%); and no registered shareholders were resident in other countries.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 200 “holders of record” in Canada, holding approximately 96% of the outstanding shares of the Company, and over 225 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

Paid or accrued due diligence fees of $651,369 (2008 = $375,000; 2007 = $Nil), issued 304,042 share units (2008 = 233,388; 2007 = Nil) valued at $787,155 (2008 = $401,027; 2007 = $Nil), and granted 579,584 agent’s options (2008 = 495,277; 2007 = Nil) valued at $875,516 (2008 = $722,481; 2007 = $Nil) to an agent who, together with its principal shareholder, became significant shareholders of the Company during Fiscal 2008.

During Fiscal 2009/2008/2007, the Company paid and/or accrued $120,436, $109,045, and $35,962 in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, an officer and Director of the Company.

During Fiscal 2009/2008/2007, the Company paid and/or accrued $nil, $6,792, and $15,792 in legal fees to a Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

Accounts payable also include $23,430 (2008 = $Nil) for geological consulting and expenses owed to F.T. Archibald Consulting that is controlled by Fred Archibald, an officer and director of the Company.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 6/30/2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company LLP, Chartered Accountants are included herein immediately preceding the financial statements.

a.

Audited Financial Statements:

For Fiscal 2009/2008/2007 Ended June 30th

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

The following table lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine fiscal quarters; and the last five fiscal years.

Table No. 11
TSX Venture Exchange
Common Shares Trading Activity
Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
November 2009	2,074,800	$4.05	$2.25	$3.90
October 2009	2,857,400	$3.00	$2.00	$2.40
September 2009	850,000	$2.45	$1.85	$2.41
August 2009	202,000	$2.65	$2.10	$2.15
July 2009	234,200	$2.75	$2.17	$2.50
June 2009	517,300	$3.31	$2.25	$2.58
Quarterly
9/30/2009	1,286,500	$2.75	$1.85	$2.41
6/30/2009	1,414,500	$3.32	$2.07	$2.58
3/31/2009	1,122,500	$2.99	$1.12	$2.21
12/31/2008	1,365,400	$3.05	$0.95	$1.25
9/30/2008	1,615,400	$3.67	$1.98	$3.05
6/30/2008	872,600	$3.00	$2.04	$2.84
3/31/2008	606,100	$3.05	$1.35	$2.30
12/31/2007	669,400	$2.65	$1.00	$2.15
9/30/2007	1,101,100	$2.86	$1.30	$2.50
Yearly
6/30/2009	5,517,800	$3.67	$0.95	$2.58
6/30/2008	3,249,200	$3.05	$1.00	$2.84
6/30/2007	4,337,800	$2.02	$0.12	$1.85
6/30/2006	259,900	$0.30	$0.09	$0.18
6/30/2005	582,100	$0.17	$0.07	$0.13

The Company’s common shares began trading on the Frankfurt Stock Exchange on 11/5/2008, with the trading symbol of “C3T.F”.  Total volume through 11/30/2009 was 37,700.  Prices ranged from euro$2.46 to euro$0.65; the closing price on 11/30/2010 was euro$2.38.

The Company’s common shares began trading on the Berlin Stock Exchange on 8/23/2005, with the trading symbol of “C3T.BE”.  Total volume through 11/30/2009 was 1,700.  Prices ranged from euro$2.36 to euro$0.1; the closing price on 11/30/2010 was euro$2.32.

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8/9/10 for additional information.

Warrants

The following table lists the 8,820,082 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements and are non-transferable. Refer to ITEM #5 “Financings” for additional details of the private placements.

Table No. 12
Share Purchase Warrants Outstanding
November 30. 2009

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
April 2, 2008	476,190	476,190	$2.30	$2.30	April 2, 2010
April 14, 2008	317,556	317,556	$2.30	$2.30	April 14, 2010
June 9, 2008	833,238	833,238	$2.50	$2.50	June 9, 2010
June 24, 2080	284,998	284,998	$2.50	$2.50	June 24, 2010
July 16, 2008	1,082,248	1,082,248	$2.70	$2.70	July 16, 2010
July 16, 2008	100,000	100,000	$2.95	$2.95	July 16, 2010
September 29, 2008	499,995	499,995	$3.30	$3.30	September 29, 2010
September 29, 2008	2,057,605	2,057,605	$2.85	$2.85	September 29, 2010
December 22, 2008	1,324,304	1,324,304	$1.35	$1.35	December 22, 2010
May 6, 2009	731,705	731,705	$2.42	$2.42	May 6, 2011

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

The Company has no convertible securities.  Refer to ITEM #9.4.5. “Warrants” above for information about warrants outstanding.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada and on the Frankfurt and Berlin Stock Exchanges in Europe.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       Not Applicable

10.B.  Memorandum and Articles of Association

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company’s memorandum and articles.

10.C.  Material Contracts

a.

Share Acquisition Agreement between the Company, Duquesne and the shareholders of Duquesne, dated 9/20/2006 (as amended on 5/14/2007 and 6/11/2007).  A copy of this contract has been filed as an exhibit to the FY2008 Annual Report as amended.

b.

Agreement to Acquire Beattie Gold Mines Ltd., dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009), between Clifton Star and the Shareholders of Beattie Gold Mines Ltd.  A copy of this contract has been filed in a Form 6-K.

c.

Second Beattie/Donchester/Dumico Agreement, dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009), between Clifton Star and Rhonda Smerchanski.  A copy of this contract has been filed in a Form 6-K.

d.

Donchester/Dumico/Hunter Agreement dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) between Clifton Star, the shareholders of 2588111 Manitoba Ltd., and 173714 Canada Inc.  A copy of this contract has been filed in a Form 6-K.

e.

Management Agreement with Harry Miller between the Company and Harry Miller, dated 6/1/2008.  A copy of this contract has been filed in a Form 6-K.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2009 or 6/30/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

10.G.  Statement by Experts.   Not Applicable

10.H.  Documents on Display

The Company’s documents, including financial statements, press releases, Annual General Meeting documents, Annual Reports, and other documents can be viewed at its Canadian office, located at:

  470 Granville Street, #836, Vancouver, British Columbia, Canada  V6C 1V5

and on its corporate website: www.cliftonstarresources.com.

The Company’s documents are also available on www.sedar.com.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and http://sec.gov/edgar/searchedgar/companysearch.html and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of June 30, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of June 30, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective at that reasonable assurance level.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses, other than to ensure proper disclosure in the Company’s Form 20-F Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of June 30, 2009.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of two independent directors and the President/CEO, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Ethics” dated 6/1/2005 addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2009 and Fiscal 2010-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.  A copy of the “Code of Ethics” are available for viewing on the SEC EDGAR website.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the Audit Committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Davidson & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the Audit Committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2009 Ended 6/30/2009	Fiscal 2008 Ended 6/30/2008
Audit Fees	$50,139	$60,807
Audit-Related Fees	$2,560	$3,894
Tax Fees	$8,900 (est)	$10,342
All Other Fees	$6,100 (est)	$15,277
TOTAL	$67,699	$90,320

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

ITEM 16G.  CORPORATE GOVERNANCE

           --- No Disclosure Necessary ---

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company LLP, Chartered Accountants included herein immediately preceding the audited financial statements.

Audited Financial Statements

    Auditor's Report, dated 10/27/2009

    Balance Sheets at 6/30/2009 and 6/30/2008

    Statements of Operations and Deficit

      for the years ended 6/30/2009, 6/30/2008, and 6/30/2007

    Statements of Cash Flows

      for the years ended 6/30/2009, 6/30/2008, and 6/30/2007

    Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:

   Incorporated by reference to Form 20-FR Registration Statement, as amended

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:  No Disclosure Necessary

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements: No Disclosure Necessary

10. Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11. Code of Ethics as required by ITEM No. 16B

    Incorporated by reference to Form 20-FR Registration Statement, as amended

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     No Disclosure Necessary

CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Clifton Star Resources Inc.

We have audited the balance sheets of Clifton Star Resources Inc. as at June 30, 2009 and 2008 and the statements of operations and deficit and cash flows for the years ended June 30, 2009, 2008 and 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and cash flows for the years ended June 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 27, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated October 27, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 27, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

	2009	2008

ASSETS

Current
Cash	$ 2,415,787	$ 5,722,950
Receivables	215,699	177,315
Prepaids	30,673	2,249

	2,662,159	5,902,514

Equipment (Note 4)	2,533	3,618

Deferred acquisition costs	-	1,000,000

Mineral properties and deferred exploration costs (Note 5)	19,384,946	5,079,074

	$ 22,049,638	$ 11,985,206

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 564,989	$ 1,186,552

Future income tax liability (Note 11)	2,115,000	150,500

	2,679,989	1,337,052

Shareholders' equity
Capital stock (Note 6)	20,031,338	11,463,262
Contributed surplus (Note 6)	4,559,561	1,504,109
Share subscriptions received in advance	-	897,089
Deficit	(5,221,250)	(3,216,306)

	19,369,649	10,648,154

	$ 22,049,638	$ 11,985,206

Nature of operations (Note 1)

Contingencies and commitments (Note 5 and 13)

Subsequent events (Note 15)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these financial statements

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2009	2008	2007

ADMINISTRATION EXPENSES
Amortization	$ 1,085	$ 177	$ 11
Consulting	109,519	51,733	-
Filing and transfer agent fees	101,401	88,379	28,126
Insurance	27,731	13,900	-
Investor relations	128,836	58,635	-
Management fees	108,000	45,000	-
Office and miscellaneous	57,446	12,067	2,393
Professional fees	278,895	165,399	42,037
Property investigation	1,404	-	-
Shareholder costs	22,137	10,059	417
Stock-based compensation (Note 6)	2,270,307	949,305	282,510
Travel and telephone	114,184	27,759	8,957

	(3,220,945)	(1,422,413)	(364,451)
OTHER ITEMS
Interest income	147,230	65,236	19,191

Loss before future income tax (recovery)	(3,073,715)	(1,357,177)	(345,260)

Future income tax recovery (Note 11)	1,068,771	833,798	-

Loss for the year	(2,004,944)	(523,379)	(345,260)

Deficit, beginning of year	(3,216,306)	(2,692,927)	(2,347,667)

Deficit, end of year	$ (5,221,250)	$ (3,216,306)	$ (2,692,927)

Basic and diluted loss per common share	$ (0.09)	$ (0.04)	$ (0.04)

Weighted average number of common shares outstanding	21,751,739	13,026,767	9,269,029

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,004,944)	$ (523,379)	$ (345,260)
Items not affecting cash
Amortization	1,085	177	11
Future income tax recovery	(1,068,771)	(833,798)	-
Stock-based compensation	2,270,307	949,305	282,510

Changes in non-cash working capital items:
Increase in receivables	(38,384)	(154,320)	(7,900)
(Increase) decrease in prepaids	(28,424)	1,038	(2,037)
Increase (decrease) in accounts payable and accrued liabilities	(26,513)	74,394	30,031

Net cash used in operating activities	(895,644)	(486,583)	(42,645)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	11,397,747	9,773,455	31,000
Share subscriptions received in advance	-	940,489	-

Net cash provided by financing activities	11,397,747	10,713,944	31,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	(3,771)	-
Deferred acquisition costs	-	(1,000,000)	(88,990)
Mineral property acquisition and deferred exploration costs	(13,809,266)	(3,992,174)	-

Net cash used in investing activities	(13,809,266)	(4,995,945)	(88,990)

Change in cash during the year	(3,307,163)	5,231,416	(100,635)

Cash, beginning of year	5,722,950	491,534	592,169

Cash, end of year	$ 2,415,787	$ 5,722,950	$ 491,534

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

JUNE 30, 2009

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

3.

ADOPTION OF NEW ACCOUNTING POLICIES

New accounting pronouncements

Effective July 1, 2008 the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”).

(i)

Assessing going concern – Section 1400

The Accounting Standards Board (AcSB) amended Section 1400, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern.

(ii)

Capital disclosures – Section 1535

This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed.  Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (See Note 8 – Capital Management).

(iii)

Financial instruments – disclosure (Sections 3862) and presentation (Section 3863)

These new standards require additional disclosures to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance.  In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial instruments (See Note 10 – Financial Instruments).

(iv)

EIC 174 – Mineral property expenses

The AcSB issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard applies to financial statements issued after March 27, 2009.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

3.

ADOPTION OF NEW ACCOUNTING POLICIES (cont’d…)

Future changes in accounting policies

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn.  The Company is to adopt the policy effective July 1, 2009.  Management is currently assessing the impact of this new accounting standard on the financial statements.

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is not applicable for the Company’s interim and annual financial statements as it does not have any subsidiaries.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

4.

EQUIPMENT

		2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 2,627	$ 890	$ 1,737	$ 2,627	$ 146	$ 2,481
Office equipment	9,557	8,761	796	9,557	8,420	1,137

	$ 12,184	$ 9,651	$ 2,533	$ 12,184	$ 8,566	$ 3,618

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Central duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

The optionor will retain a 2% Net Smelter Return Royalty (“NSR”).

Duquesne property

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

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Duquesne property (cont’d…)

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

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

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements.  On October 1, 2008, the Company transferred $1,000,000 of deferred acquisition costs paid during the fiscal year ended June 30, 2008 to mineral property acquisition costs.  The $1,000,000 was allocated as follows:  $400,000 to the Beattie Property, $400,000 to the Donchester Property and $200,000 to the Dumico Property.

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 of which $500,000 was due on December 1, 2008 (paid).  Upon the Company’s confirmation of its intention to proceed with the acquisition, the remaining $8,500,000 will be due on July 1, 2009.  On April 8, 2009, the Company renegotiated with the optionor to extend the payment due date to December 1, 2009.

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2009	Beattie Property	Central Duparquet Property	Donchester Property	Dumico Property	Duquesne Property	Total

Acquisition costs, beginning of year	$ -	$ -	$ -	$ -	$ 918,500	$ 918,500
Additions during the year	600,000	400,000	600,000	300,000	735,000	2,635,000

Acquisition costs, end of year	600,000	400,000	600,000	300,000	1,653,500	3,553,500

Deferred exploration costs, beginning of year	$ -	$ -	$ -	$ -	$ 4,160,574	$ 4,160,574

Additions during the year:
Assays	283,157	-	107,007	8,795	61,595	460,554
Camp costs	57,632	-	8,298	1,510	34,920	102,360
Consulting	49,674	-	9,837	-	-	59,511
Drilling	4,137,779	-	3,984,341	216,516	952,493	9,291,129
Field expenditures	152,707	608	42,882	5,206	141,079	342,482
Field personnel	217,515	-	108,528	11,928	77,730	415,701
Geological consulting	443,968	11,876	207,016	21,195	220,077	904,132
Geophysical	-	-	-	-	7,905	7,905
Line-cutting	5,816	-	5,000	-	-	10,816
Mapping	12,230	-	12,230	-	14,611	39,071
Miscellaneous	-	-	-	-	3,844	3,844
Mobilization and demobilization	-	-	-	-	16,673	16,673
Travel, transport and freight	852	-	852	-	14,990	16,694

Total additions during the year	5,361,330	12,484	4,485,991	265,150	1,545,917	11,670,872

Deferred exploration costs, end of year	5,361,330	12,484	4,485,991	265,150	5,706,491	15,831,446

Total mineral property and deferred exploration costs	$ 5,961,330	$ 412,484	$ 5,085,991	$ 565,150	$ 7,359,991	$ 19,384,946

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2008	Duquesne Gold Project

Acquisition costs, beginning of year	$ -
Additions during the year	918,500

Acquisition costs, end of year	918,500

Deferred exploration costs, beginning of year	-

Additions during the year:
Assays	43,579
Camp costs	30,111
Drilling	3,426,759
Due diligence	52,429
Equipment rental	1,170
Field expenditures	148,726
Field personnel	184,554
Geological consulting	199,514
Geophysical	17,409
Line-cutting	5,532
Mapping	7,000
Miscellaneous	704
Mobilization and demobilization	15,629
Property leases and taxes	5,903
Travel, transport and freight	21,555

Deferred exploration costs, end of year	4,160,574

Total mineral property and deferred exploration costs	$ 5,079,074

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
100,000,000 common shares, no par value

Issued:
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401
Flow-through private placements	4,239,225	6,499,988	-
Non-flow through private placement	500,000	1,000,000	-
Finder’s fees	233,388	401,027	-
Shares issued for mineral property	10,000	18,500	-
Exercise of stock options	636,500	362,445	(149,645)
Exercise of agent’s options	199,999	422,432	(272,433)
Exercise of warrants	2,199,997	2,199,997	-
Stock-based compensation	-	-	949,305
Share issue costs	-	(1,461,093)	722,481
Tax benefits renounced to flow-through share subscribers	-	(984,298)	-

Balance as at June 30, 2008	17,354,439	11,463,262	1,504,109
Flow-through private placements	4,023,250	8,027,349	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees	304,042	787,155	-
Exercise of stock options	77,500	111,220	(46,970)
Stock-based compensation	-	-	2,270,307
Share issue costs	-	(2,324,357)	832,115
Tax benefits renounced to flow-through share subscribers	-	(3,033,271)	-

Balance as at June 30, 2009	23,816,836	$ 20,031,338	$ 4,559,561

Share issuances

During the year ended June 30, 2009:

i)

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

ii)

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years.  The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

iii)

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

iv)

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980.  Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010.  Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,880 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010.  The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

v)

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow through units ("FT units") at $1.25 per unit for gross proceeds of $1,655,380.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into units (non-FT) at $1.25 per unit for a two year period until December 22, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $82,769 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

vi)

On May 6, 2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non-flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995. Each warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The agent was paid a finder's fee of 36,585 non-flow-through common shares of the Company valued at $104,633.  The agent was also issued finder’s options valued at $139,578. The finder’s options are exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit.  Each finder's unit consists of one non-flow-through common share of the Company and one non-flow-through share purchase warrant. Each finder's warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The Company also paid $75,000 in due diligence fees and $2,769 in legal fees which were recorded as share issue costs.

vii)

77,500 stock options were exercised at prices from $0.77 to $2.60 per share for total gross proceeds of $64,250.  In relation to the exercise, $46,970 of contributed surplus was transferred into share capital.

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

ii)

On October 9, 2007, the Company completed a non-brokered private placement of 612,243 flow through units ("FT units") at $2.45 per unit for gross proceeds of $1,499,995. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.60 per share until October 10, 2009. The Company paid a due diligence fee of $75,000, a finder's fee of 30,612 common shares (valued at $73,163) and 61,224 agent's options (valued at $87,125) that are exercisable into units (non-FT) at $2.45 per unit until October 10, 2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.60 per share until October 10, 2009.

iii)

On October 9, 2007, the Company completed a non-brokered private placement of 500,000 non flow through units ("units") at $2.00 per unit for gross proceeds of $1,000,000. Each unit comprises one common share ("shares") and one share purchase warrant entitling the holder to acquire one additional common share at the exercise price of $2.10 per share until October 10, 2009. The Company paid a due diligence fee of $50,000, a finder's fee of 25,000 common shares (valued at $59,750) and 50,000 agent's options (valued at $75,892) exercisable into units (non-FT) at $2.00 per unit until October 10, 2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.10 per share until October 10, 2009.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

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

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years.  Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	711,500	$ 0.38
Granted	2,175,000	2.36
Exercised	(636,500)	0.33

Outstanding, June 30, 2008	2,250,000	2.31
Granted	1,540,000	2.72
Cancelled	(800,000)	2.25
Exercised	(77,500)	0.83

Outstanding, June 30, 2009	2,912,500	$ 2.58

Number of options exercisable, June 30, 2009	1,698,125	$ 2.52

Weighted average fair value of options granted during the year – $1.71 (2008 - $1.32; 2007 - $0.23)

As at June 30, 2009, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

300,000	$ 2.00	July 11, 2009 (subsequently expired)
100,000	2.50	October 19, 2009 (subsequently expired)
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010
75,000	2.50	May 7, 2010
50,000	2.70	June 9, 2010
200,000	2.70	June 17, 2010
450,000	3.10	August 26, 2010
147,500	2.60	September 22, 2010
340,000	2.55	February 17, 2011
200,000	2.55	February 20, 2011
200,000	2.60	April 1, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options

Agent’s stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	-	$ -
Granted	495,277	1.61
Exercised	(199,999)	0.75

Outstanding, June 30, 2008	295,278	2.19
Granted	579,584	2.09

Outstanding, June 30, 2009	874,862	$ 2.13

Number of agent’s options exercisable, June 30, 2009	874,862	$ 2.13

Weighted average fair value of agent’s options granted during the year – $1.44 (2008 - $1.45; 2007 - $Nil)

As at June 30, 2009 the following agent stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

50,000	$ 2.00	October 9, 2009 (subsequently expired)
61,224	2.45	October 9, 2009 (subsequently expired)
47,619	2.10	April 2, 2010
24,612	2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010
108,224	2.31	July 16, 2010
10,000	2.45	July 16, 2010
255,760	2.43	September 29, 2010
132,430	1.25	December 22, 2010
73,170	2.05	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options (cont’d…)

Agent’s options are valued at the time of grant using the Black-Scholes option-pricing model.  The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options granted during the year:

	2009	2008	2007

Risk-free interest rate	2.16%	4.02%	-
Expected life of options	2 years	1.8 years	-
Annualized volatility	99.56%	117.12%	-
Dividend rate	0.00%	0.00%	-

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the year ended June 30, 2009, the Company granted 1,540,000 (2008 – 2,175,000; 2007 – 1,248,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $2,616,274 (2008 - $2,841,120; 2007 - $282,510).  The Company expensed $2,270,307 (2008 - $949,305; 2007 - $282,510) leaving an unamortized balance of $1,779,631 (2008 - $1,891,815; 2007 - $Nil) to be recognized over the following two years.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2009	2008	2007

Risk-free interest rate	2.02%	3.76%	4.13%
Expected life of options	2 years	2 years	1.26 years
Annualized volatility	100.98%	113.75%	147.68%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, June 30, 2007	-	$ -
Warrants granted with private placements	5,024,223	1.84
Warrants granted due to exercise of agent’s options	199,999	1.00
Warrants exercised	(2,199,997)	1.00

Balance, June 30, 2008	3,024,225	2.40
Warrants granted with private placements	5,795,857	2.47

Balance, June 30, 2009	8,820,082	2.44

Exercisable at June 30, 2009	8,820,082	$ 2.44

As at June 30, 2009 the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 2.10	October 9, 2009 (subsequently exercised)
612,243	2.60	October 9, 2009 (subsequently expired)
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 9, 2010
284,998	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
499,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010
1,324,304	1.35	December 22, 2010
731,705	2.42	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued $120,436 (2008 - $99,777; 2007 - $35,962) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $19,872 (2008 - $9,268; 2007 - $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $46,619 (2008 - $19,663; 2007 - $Nil) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $108,000 (2008 - $43,226; 2007 - $Nil) in management fees to Harry Miller, President and Director of the Company.

e)

Paid or accrued $Nil (2008 - $6,792; 2007 - $15,792) in legal fees to Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

f)

Paid or accrued due diligence fees of $651,369 (2008 – $375,000; 2007 - $Nil), issued 304,042 share units (2008 – 233,388; 2007 – Nil) valued at $787,155 (2008 - $401,027; 2007 - $Nil), and granted 579,584 agent’s options (2008 – 495,277; 2007 – Nil) valued at $875,516 (2008 - $722,481; 2007- $Nil) to the agent who, together with its principal shareholder, became significant shareholders of the Company during fiscal 2008.

Included in accounts payable is $4,000 (2008 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Accounts payable also include $23,430 (2008 - $Nil) for geological consulting and expenses owed to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

The Company owes its Chief Financial Officer, Ian Beardmore $9,163 (2008 - $2,399) for consulting and expenses at June 30, 2009.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

8.

CAPITAL MANAGEMENT

The Company’s capital structure consists of cash, shareholders’ equity and short-term debt.  The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing, selling assets, and incurring debt.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  The Company invests all capital that is surplus to its immediate operational needs in short-term, high liquid, high-grade financial instruments.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.  The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt.  The Company may raise additional debt or equity financing in the near future to meet its current obligations.

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2009 were as follows:

a)

The Company issued 304,042 shares valued at $787,155 as finders’ fees related to private placements.

b)

The Company granted 579,584 agent’s options, valued at $832,115.

c)

The Company allocated $46,970 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $2,270,307 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $476,016 in accounts payable.

f)

The Company transferred $1,000,000 of deferred acquisition costs to mineral property acquisition costs.

The significant non-cash transactions during the year ended June 30, 2008 were as follows:

a)

The Company issued 233,388 shares valued at $401,027 as finders’ fees related to private placements.

b)

The Company granted 495,277 agent’s options, valued at $722,481.

c)

The Company allocated $149,645 for exercised options from contributed surplus to capital stock.

e)

The Company allocated $272,433 for exercised agent stock options from contributed surplus to capital stock.

f)

The Company recognized $949,305 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

g)

The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

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

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash are held through a major bank in Canada, which is a high credit-quality financial institution. Receivables are mainly taxes refundable from the government and interest receivable from the bank.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2009, the Company had current assets of $2,662,159 to settle current liabilities of $564,989. All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance has $1,860,000 in term deposits. The term deposits earn interest at 0.25% to 2.75% per annum. The Company does not have any interest bearing debt.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

10.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk (cont’d…)

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.

INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2009	2008	2007

Loss before income tax (recovery)	$ (3,073,715)	$ (1,357,177)	$ (345,260)

Expected income tax recovery	$ (929,799)	$ (445,290)	$ (121,255)
Non-deductible expenses	552,129	289,385	98,623
Unrecognized (recognized) benefit of non-capital losses and deferred resource expenses	(691,101)	(677,893)	22,632

Future income tax recovery	$ (1,068,771)	$ (833,798)	$ -

The significant components of the Company's future tax assets (liabilities) are as follows:

	2009	2008

Net operating loss carry forwards	$ 495,000	$ 185,600
Net capital loss carry forwards	35,000	37,800
Cumulative exploration and development expenses	(3,013,000)	(501,000)
Financing costs	403,000	164,900

	(2,080,000)	(112,700)
Less: valuation allowance	(35,000)	(37,800)

Net future income tax assets (liabilities)	$ (2,115,000)	$ (150,500)

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $1,972,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2029.  The Company also has approximately $140,000 in capital losses available for carry-forward indefinitely.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $2,308,000 available to reduce taxable income of future years.

During the fiscal year ended June 30, 2009, the Company issued 4,023,250 (2008 – 4,239,225; 2007 – Nil) common shares on a flow-through basis for gross proceeds of $8,027,353 (2008 - $6,499,988; 2007 - $Nil).  The flow-through agreements require the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties to the flow-through participants.  The Company recognized a future income tax liability of $2,115,000 (2008 - $150,500; 2007 - $Nil) and a charge of $3,033,271 (2008 - $984,298; 2007 - $Nil) to capital stock and a recovery of $1,068,771 (2008 - $833,798; 2007 - $Nil) of future income taxes.

12.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

13.

CONTINGENCY

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

14.

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2009			2008
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 2,662,159	$ -	$ 2,662,159	$ 5,902,514	$ -	$ 5,902,514
Equipment	2,533	-	2,533	3,618	-	3,618
Deferred acquisition costs	-	-	-	1,000,000	-	1,000,000
Mineral properties and deferred exploration costs	19,384,946	(15,831,446)	3,553,500	5,079,074	(4,160,574)	918,500

	$ 22,049,638	$ (15,831,446)	$ 6,218,192	$ 11,985,206	$ (4,160,574)	$ 7,824,632

Current liabilities	$ 564,989	$ -	$ 564,989	$ 1,186,552	$ -	$ 1,186,552
Future income tax liabilities	2,115,000	-	2,115,000	150,500	602,002	752,502
Shareholders’ equity	19,369,649	(15,831,446)	3,538,203	10,648,154	(4,762,576)	5,885,578

	$ 22,049,638	$ (15,831,446)	$ 6,218,192	$ 11,985,206	$ (4,160,574)	$ 7,824,632

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2009	2008	2007

Loss for the year, Canadian GAAP	$ (2,004,944)	$ (523,379)	$ (345,260)
Adjustments:
Deferred acquisition costs	-	-	(138,698)
Mineral properties and deferred exploration costs	(11,670,872)	(4,021,876)	-
Flow-through share discount	(1,300,202)	(2,039,998)	-
Future income tax recovery	(1,068,771)	(833,798)	-

Loss for the year, United States GAAP	$ (16,044,789)	$ (7,419,051)	$ (483,958)

Basic and diluted loss per common share, United States GAAP	$ (0.74)	$ (0.57)	$ (0.05)

Weighted average number of common shares outstanding, United States GAAP	21,751,739	13,026,767	9,269,029

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2009	2008	2007

Net cash used in operating activities,
Canadian GAAP	$ (895,644)	$ (486,583)	$ (42,645)
Mineral property and deferred exploration costs	(12,174,266)	(3,092,174)	(88,990)

Net cash used in operating activities, United States GAAP	$ (13,069,910)	$ (3,578,757)	$ (131,635)

Net cash provided by financing activities,
Canadian GAAP and United States GAAP	$ 11,397,747	$ 10,713,944	$ 31,000

Net cash used in investing activities, Canadian GAAP	$ (13,809,266)	$ (4,995,945)	$ (88,990)
Mineral property and deferred exploration costs	12,174,266	3,092,174	88,990

Net cash used in investing activities, United States GAAP	$ (1,635,000)	$ (1,903,771)	$ -

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.  As a result, the Company expensed $11,670,872 (2008 - $4,021,876; 2007 - $138,698) in exploration expenses incurred during the year for US GAAP purpose.

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

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Flow-through shares (cont’d…)

During the year ended June 30, 2009, the Company issued 4,023,250 (2008 – 4,239,225; 2007 - $Nil) flow-through share units for total proceeds of $8,027,349 (2008 - $6,499,998; 2007 - $Nil).  Under US GAAP, a discount of $1,300,202 (2008 - $2,039,998; 2007 - $Nil) has been recorded and charged to the statement of operations for flow-through shares issued at a price lower than the market price of the Company’s stock and the proceeds of which has been spent on exploration during the year. A premium of $Nil (2008 - $602,002; 2007 - $Nil) has been recorded as future income tax liabilities for flow-through shares issued at a price higher than the market price of the Company’s stock.  The premium of $602,002 of fiscal 2008 was charged to the statement of operations as the flow-through share proceeds are spent in the year ended June 30, 2009.  There were no flow-through share issuances during the year ended June 30, 2007.

Impact of recent United States accounting pronouncements

i)

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

ii)

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

iii)

In March 2008, the FASB issued SFAS No. 161, Disclosure and Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.  SFAS 161 is effective for the Company’s 2010 fiscal year.  Early adoption is permitted.  The Company is currently reviewing the provisions of SFAS 161.  However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS 161 will have a material impact on its operating results, financial position or cash flows.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

iv)

In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162". The FASB Accounting Standards Codification ("Codification") will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The Company is evaluating the impact the adoption of SFAS 168 will have on its financial statements.

15.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2009:

Expired stock options

On July 11, 2009, 300,000 stock options exercisable at $2.00 per share expired unexercised.

On October 19, 2009, 100,000 stock options exercisable at $2.50 per share expired unexercised.

Granted stock options

On September 8, 2009, the Company granted 450,000 stock options to a director and a consultant which are exercisable at $2.30 per share until September 8, 2011.

Expired agent options

On October 9, 2009, 50,000 agent options exercisable at $2.00 per share expired unexercised.

On October 9, 2009, 61,224 agent options exercisable at $2.45 per share expired unexercised.

Exercised warrants

On October 9, 2009, the Company received $1,050,000 from the exercise of 500,000 warrants at $2.10 per share with an October 9, 2009 expiry date.

The Company has evaluated subsequent events through to October 27, 2009.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.; SEC File Number 0-53117

Registrant

Dated: December 28, 2009   By /s/ Harry Miller_______________________________

                                  Harry Miller, President/CEO/Director

Dated: December 28, 2009   By /s/ Ian Beardmore______________________________

                                  Ian Beardmore, Chief Financial Officer