Form 20-F
period 2010-06-30
Clifton Star Resources Inc.
filed 2011-01-14
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2010

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	34,670,891

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2010/2009/2008 ended June 30th was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/2010	6/30/2009	6/30/2008	6/30/2007	6/30/2006
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($9,562,347)	($2,004,944)	($1,357,177)	($345,260)	($19,718)
Net Income (Loss)	($9,562,347)	($2,004,944)	($523,379)	($345,260)	($19,718)
Basic/Diluted (Loss) Per Share	($0.38)	($0.09)	($0.04)	($0.04)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	25,170,068	21,751,250	13,026,767	9,269,029	9,299,029
Period-End Shares O/S	28,754,198	23,816,836	17,354,439	9,335,330	9,235,330
Working Capital	$6,061,587	$2,097,170	$4,715,962	$352,016	$597,453
Mineral Property Interests	$26,372,955	$19,384,946	$5,079,074	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$30,307,412	$19,369,649	$10,648,154	$565,738	$597,488
Total Assets	$32,694,961	$22,049,638	$11,985,206	$731,538	$608,549
US GAAP
Net Income (Loss)	($12,188,955)	($16,044,789)	($7,419,051)
Net Income (Loss) Per Share	($0.48)	($0.74)	($0.57)
Mineral Property Interests	$8,215,900	$3,553,500	$918,500
Shareholders’ Equity	$12,150,357	$3,538,203	$5,885,578
Total Assets	$14,537,906	$6,218,192	$7,824,632

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

Table No. 2
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
December 2010		1.02	1.00	1.00
November 2010		1.03	1.00	1.03
October 2010		1.03	1.00	1.02
September 2010		1.05	1.02	1.03
August 2010		1.06	1.02	1.06
July 2010		1.06	1.03	1.03
Fiscal Year Ended 6/30/2010	1.06	1.16	1.00	1.16
Fiscal Year Ended 6/30/2009	1.17	1.30	1.03	1.11
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.04	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.13

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

As of 12/31/2010, Clifton Star had 4,400,000 share purchase options and agent’s options outstanding and 731,705 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 34,670,891 (as of 12/31/2010) to 39,802,596.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 12/31/2010, there were 4,400,000 share purchase options and agent’s options outstanding, which, if exercised, would result in an additional 4,400,000 common shares being issued and outstanding.  For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital result in dilution to existing shareholders”.

Clifton Star is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Clifton Star’s growth will depend on the efforts of its Senior Management, particularly its President/Director, Harry Miller; its Vice President of Exploration/Director, Frederick Archibald; its Chief Financial Officer, Ian Beardmore; and its four directors, Philip Nolan, Nick Segounis, Ross Glanville, and Peter Gundy. Clifton Star does not carry key-man insurance on any individuals.

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

The Company has an unlimited number of common shares without par value authorized.  At 6/30/2010, the end of the Company's most recent fiscal year, there were 28,754,198 common shares issued/outstanding.

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

On 5/1/2008, the Company signed three mineral property option agreements (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest)(paid); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

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

Shareholder Right’s Plan

At the 12/13/2010 Annual/Special Meeting of Shareholders, a Shareholder Right’s Plan was approved.

The purpose of the Shareholder Rights Plan is to provide the Board of directors and Shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board of directors. The Shareholder Rights Plan addresses several concerns that are widely believed to be inherent in the provisions of current legislation governing take-over bids in Canada. These concerns are described in greater detail below.

Time to consider bid

Under current securities legislation, the minimum period that a take-over bid must remain open for acceptance is 35 days. The Board of directors is of the view that 35 days constitutes an insufficient amount of time to permit the directors and Shareholders to assess an offer, and to allow the directors to negotiate with the offeror, solicit competing offers and otherwise try to maximize Shareholder value. The Shareholder Rights Plan gives the Board of directors and Shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of directors and without triggering the Shareholder Rights Plan. In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions. A Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn. “Independent Shareholders” includes all holders of Voting Shares other than (i) a person (or a group of affiliated or associated persons) who has publicly announced that it has acquired beneficial ownership of 20% or more of the Common Shares (an “Acquiring Person”) (ii) any offeror making a take-over bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) persons acting “jointly or in concert” with an Acquiring Person; and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting and tendering to a take-over bid of the Voting Shares.

Pressure to tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Shareholder Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited. The Shareholder Rights Plan therefore effectively separates a Shareholder’s decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

Unequal treatment of shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders. Under the Shareholder Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20% or more of the Corporation’s Voting Shares must be made to all holders of Voting Shares.

How the Shareholder Rights Plan Works and Effect of the Shareholder Rights Plan

One right (a “Right”) has been issued in respect of each of the outstanding Common Shares to the Shareholders as of the close of business on November 10, 2010. One Right will also be issued in respect of each Common Share issued after November 10, 2010 and prior to the Separation Time (as defined below).

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time. Unless waived by the Board of directors in the circumstances permitted by the Shareholder Rights Plan, the Separation Time would generally be the close of business on the tenth trading day after the earliest to occur of:

a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (becoming an Acquiring Person) other than as a result of, among other things (i) a reduction in the number of Common Shares outstanding, or (ii) a “Permitted Bid” or a “Competing Permitted Bid” (as defined under the Shareholder Rights Plan);

the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares that are subject to the bid together with the Common Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined under the Shareholder Rights Plan). The initial Exercise Price under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. “Market Price” is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board of directors (to the extent permitted by the Shareholder Rights Plan) or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

In the event of an unsolicited take-over bid or a bid that is not a Permitted Bid under the Shareholder Rights Plan, the Board of directors believes that the effect of the Shareholder Rights Plan will be to enhance Shareholder value, ensure equal treatment of Shareholders in the context of an acquisition of control, and lessen the pressure on Shareholders to tender to a bid. Upon the occurrence of a Flip-in-Event, the conversion price of the Debentures will be adjusted in accordance with the provisions of the indenture governing the Debentures.

It is not the intention of the Board of directors to entrench themselves or avoid a bid for control that is fair and in the best interest of Shareholders. For example, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Shareholder Rights Plan, regardless of the acceptability of the bid to the Board of directors.

The Shareholder Rights Plan does not diminish or detract from the duty of the Board of directors to act honestly, in good faith and in the best interests of the Corporation and its Shareholders, or to consider on that basis any take-over bid that is made, nor does the Shareholder Rights Plan alter the proxy mechanism to change the Board of directors, create dilution on the initial issue of the rights, or change the way in which the Corporation’s Common Shares trade.

Material Effects of Government Regulations

The specific laws, regulations and permitting requirements which Clifton Star is subject to are the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work from the Ministry of Natural Resources and Fauna of Quebec.

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2010	$8,115,902	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2009	$13,809,266	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2008	$4,995,945	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2008	$1,000,000	Deferred Acquisition Costs
Fiscal 2008	$3,771	Acquisition of Equipment

Financings

The Company has financed its operations through funds raised public/private placements of common shares.  Also shares have been issued upon exercise of options and warrants; for acquisition of property, and as agent commissions.  Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Net Amount
Fiscal 2011	No Financings to Date
Fiscal 2010	No Financings
Fiscal 2009	Private Placement (Flow-Thru)	1,324,304 Units	$1,655,380
Fiscal 2009	Private Placement	2,057,605 Units	$4,999,980
Fiscal 2009	Private Placement (Flow-Thru)	499,995 Units	$1,499,985
Fiscal 2009	Private Placement (Flow-Thru)	1,082,248 Units	$2,499,993
Fiscal 2009	Private Placement (Flow-Thru)	100,000 Units	$245,000
Fiscal 2009	Private Placement (Flow-Thru)	284,998 Units	$626,995
Fiscal 2008	Private Placement (Flow-Thru)	833,238 Units	$1,833,124
Fiscal 2008	Private placement (Flow-Thru)	793,746 Units	$1,666,867
Fiscal 2008	Private Placement	500,000 Units	$1,000,000
Fiscal 2008	Private Placement (Flow-Thru)	612,243 Units	$1,499,995
Fiscal 2008	Private Placement (Flow-Thru)	1,999,998 Units	$1,499,999

Plan Of Operations

Source of Funds for Fiscal 2011 Ending 6/30/2011

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Having completed several private placements during Fiscal 2007/2008/2009, the Company had working capital at 6/30/2010 of $6.1 million.  Management believes that the Company has sufficient funds to continue operations until 6/30/2011 without having to engage in any additional financings.  The JV with Osisko is expected to funds the bulk of FY2010 exploration efforts.

Use of Funds for Fiscal 2011 Ending 6/30/2011

During Fiscal 2011, the Company estimates that it might expend approximately $250,000 on general/administrative and investor relations’ expenses.  During Fiscal 2011, the Company estimates that it will not expend any funds on property acquisition and but will spend approximately $300,000 on exploration on the Hunter Project

Management’s estimates listed above presume that Osisko will be making virtually all exploration expenditures for the near future.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.

United States vs. Foreign Sales/Assets

During Fiscal 2010/2009/2008, the Company had no sales revenue.

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

On 5/1/2008, the Company signed three mineral property option agreements (amended 7/22/2008, 11/24/2008, 4/8/2009, and 10/26/2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the 10/26/2009 amended agreement, the Company must: pay $8.5 million in cash to the vendors by 6/1/2010 (earns 10% interest)(paid); pay $22 million in cash by 12/1/2012; and pay $30 million in cash by 12/1/2017 (earns 100% interest with no NSR).

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

Exploration Activities

During FY2010, the Company incurred total exploration expenditures of $15 million (2009 = $11.7 million), spent on diamond drilling, assaying, surfacing mapping & exploration programs, two Master’s thesis programs with University of Ottawa and others, airborne geophysics, digitization of underground and drill results (1987-2010), and 3D compilations.  A total of 122,953 meters (2009 = 88,743) were drilled in a total of 384 holes (2009 = 247) during the year. An average depth of 320 meters was drilled at an average cost of $51 per meter drilled.  Drill costs have reduced by approximately 50% over the last fiscal year due to lowering of both drilling and overhead costs.  The average cost per meter (NQ core size and including supplies, assays and geological support costs) has reduced to $90 per meter from $155 per meter.

The following table outlines the completed drilling on each respective property during Fiscal 2010/2009:

2010
Property	Number of Holes Drilled	Total Meters Drilled
Beattie	219	69,806
Donchester	79	27,074
Dusquesne	69	20,275
Central Duparquet	16	5,648
Hunter	1	150
TOTAL	384	122,953

2009
Property	Number of Holes Drilled	Total Meters Drilled
Beattie	129	41,319
Donchester	94	30,320
Dumico	7	2,290
Dusquesne	17	14,814
Central Duparquet	---	---
TOTAL	247	88,743

Expenditures on the Company’s properties are detailed below:

2010	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total
Acquisition costs, beginning of year	$nil	$400,000	$1,653,500	$600,000	$600,000	$300,000	$3,553,500
Additions during the year	$nil	212,400	450,000	1,600,000	1,600,000	800,000	4,662,400
Acquisition costs, end of year	$nil	612,400	2,103,500	2,200,000	2,200,000	1,100,000	8,215,900
Deferred exploration costs, beginning of year	$nil	$12,484	$5,706,491	$5,361,330	$4,485,991	$265,150	$15,831,446
Additions during the year:	$nil
Assays	$nil	$nil	9,823	193,423	88,011	10,422	301,679
Camp costs	$nil	$nil	3,289	34,540	7,665	$nil	45,494
Consulting	$nil	$nil	$nil	11,387	4,787	$nil	16,174
Drilling	$63,614	$nil	$nil	819,710	6,399	384,480	1,274,203
Field expenditures	$nil	$nil	6,066	157,400	74,881	$nil	238,347
Field personnel	$nil	$nil	700	106,638	95,498	7,655	210,491
Geological consulting	$nil	7,250	75,376	513,057	180,314	18,111	794,108
Geophysical	$nil	$nil	130,324	$nil	$nil	$nil	130,324
Line-cutting (recovery)	$nil	$nil	$nil	$nil	(1,500)	3,600	2,100
Mapping	$nil	$nil	3,432	3,432	3,432	13,300	23,596
Mobilization and demobilization	$nil	$nil	1,566	$nil	$nil	$nil	1,566
Property leases and taxes	$nil	$nil	1,102	$nil	$nil	$nil	1,102
Telephone and communication	$nil	$nil	200	$nil	$nil	$nil	200
Travel, transport and freight	$nil	$nil	43,211	$nil	$nil	$nil	43,211
Total additions during the year	$63,614	7,250	275,089	1,839,587	459,487	437,568	3,082,595
Costs recovered	$nil	(15,140)	(287,655)	(234,665)	(196,816)	(22,710)	(756,986)
Deferred exploration costs, end of year	$63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,005
Total mineral property and deferred exploration costs	$63,614	$616,994	$7,797,425	$9,166,252	$6,948,662	$1,780,008	$26,372,955

FY2009	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Duquesne Property	Total
Acquisition Costs, Beginning of Year	Nil	Nil	Nil	Nil	$918,500	$918,500
Additions during year	$600,000	$600,000	$300,000	$400,000	$735,000	$2,635,000
Acquisition Costs, End of Year	$600,000	$600,000	$300,000	$400,000	$1,653,300	$3,553,500

Deferred Exploration Costs, Beginning of Year	Nil	Nil	Nil	Nil	$4,160,574	$4,160,574
Additions during year				Nil
Assays	$283,157	$107,007	$8,795	Nil	61,595	460,554
Camp Costs	57,632	8,298	1,510	Nil	34,920	102,360
Consulting	49,674	9,837	Nil	Nil	Nil	59,511
Drilling	4,137,779	3,984,341	216,516	Nil	952,493	9,291,129
Field Expenditures	152,707	42.882	5,206	$608	141,079	342,482
Field Personnel	217,515	108,528	11.928	Nil	77,730	415,701
Geological Consulting	443,968	210,016	21,195	11,876	220,077	904,132
Geophysical	Nil	Nil	Nil	Nil	7,905	7,905
Line-Cutting	5,816	5,000	Nil	Nil	Nil	10,816
Mapping	12,230	12,230	Nil	Nil	14,611	39,701
Miscellaneous	Nil	Nil	Nil	Nil	3,844	3,844
Mobilization/Demobilization	Nil	Nil	Nil	Nil	16,673	16,673
Travel/Transport/Freight	852	852	Nil	Nil	14,990	16,694
Total Additions during year	$5,361,330	$4,485,991	$265,150	$12,484	$1,545,917	$11,670,872
Deferred Exploration Costs, End of Year	$5,361,330	$4,485,991	$265,150	$12,484	$5,706,491	$15,831,446
Total Mineral Property and
Deferred Exploration Costs	$5,961,330	$5,085,991	$565,150	$412,484	$7,359,991	$19,384,946

FY2008	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Duquesne Property	Total
Acquisition Costs, Beginning of Year	Nil	Nil	Nil	Nil	Nil	Nil
Additions during year	Nil	Nil	Nil	Nil	$918,500	$918,500
Acquisition Costs, End of Year	Nil	Nil	Nil	Nil	$918,500	$918,500

Deferred Exploration Costs, Beginning of Year	Nil	Nil	Nil	Nil	Nil	Nil
Additions during year
Assays	Nil	Nil	Nil	Nil	$43,579	$43,579
Camp Costs	Nil	Nil	Nil	Nil	30,111	30,111
Drilling	Nil	Nil	Nil	Nil	3,426,759	3,426,759
Due Diligence	Nil	Nil	Nil	Nil	52,429	52,429
Equipment Rental	Nil	Nil	Nil	Nil	1,170	1,170
Field Expenditures	Nil	Nil	Nil	Nil	148,726	148,726
Field Personnel	Nil	Nil	Nil	Nil	184,554	184,554
Geological Consulting	Nil	Nil	Nil	Nil	199,514	199,514
Geophysical	Nil	Nil	Nil	Nil	17,409	17,409
Line-Cutting	Nil	Nil	Nil	Nil	5,532	5,532
Mapping	Nil	Nil	Nil	Nil	7,000	7,000
Miscellaneous	Nil	Nil	Nil	Nil	704	704
Mobilization/Demobilization	Nil	Nil	Nil	Nil	15,629	15,629
Travel/Transport/Freight	Nil	Nil	Nil	Nil	5,903	5,903
Total Additions during year	Nil	Nil	Nil	Nil	21,555	21,555
Deferred Exploration Costs, End of Year	Nil	Nil	Nil	Nil	$4,160,574	$4,160,574
Total Mineral Property and
Deferred Exploration Costs	Nil	Nil	Nil	Nil	$5,079,074	$5,079,074

PROPERTY ACQUISITION AND EXPLORATION ACTIVITIES

FY2011 Planned Exploration

The core from the drilling programs is expected to be completely logged by the end of 2010, with 3D modeling continuing into 2011.  Part of the 3D modeling is to incorporate historical underground maps and data.  Once the 3D modeling is complete; both open pit and underground potential will be evaluated.

Sections on the Beattie property, with 25 meter spacings (vertically and horizontally), are being plotted using all of the drill hole information available, and are anticipated to be completed in the near future, after which they will be incorporated into a 3D model.

Future drilling of the syenite porphyry structure is expected to continue eastward across the Beattie-Donchester-Central Duparquet properties.  In addition to the extended drilling to add to resources, detailed drilling to convert inferred resources to indicated/measured resources will done.

Extended sampling (assaying portions of the drill core extending beyond the intersections that were assayed from the prior drill core) of drill core from the 2008 and 2009 exploration program is being undertaken, and extended sampling of available core from prior years is planned.

The foregoing, along with the results of ongoing metallurgical testing, will be utilized as inputs for preliminary economic evaluations of potential open-pit and underground mining operations. Preliminary metallurgical testing to date has indicated reasonable gold recoveries with commonly utilized treatment processes.

OTHER PROPERTIES.  The other properties of Clifton Star are the Hunter property (to the north of, but not contiguous to, the Duparquet property), which is part of the Osisko/Clifton Star joint venture, and the Cat Lake property, located in eastern Manitoba.

On the Hunter property, one hole of 150 meters was drilled immediately east of the Hunter Shaft. The hole cored into copper-bearing sheared-rhyolites, and ended in zinc-bearing intermediate tuffs.  The most significant values were over 2.0% zinc, with low copper and silver values.  Previous drilling (since 1996) was carried out to locate copper-bearing zones on the west side of the Hunter Shaft; and three continuous copper-bearing zones were encountered during these programs; all associated with the contacts between rhyolites and intermediate tuffs.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros.  Significant values of copper-nickel, with low platinum-palladium values, were encountered with widths up to 20 metres, and consistent with historical values.  This is the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. Mustang Minerals generated an updated 43-101 mineral resource estimate on their property, and plans to build a mill in the area to process their resources.

HIGHLIGHTS OF THE 2010 DRILLING PROGRAM

Highlights of the 2010 drilling program (none of these results have been included in the prior NI 43-101 technical report) include the following. However, it should be emphasized that additional logging and assaying is ongoing.

Beattie
BD10-117	108.5	4.03	630100E
BD10-138	58.2	1.12	630700E
BD10-167	38.0	1.51	630600E
BD10-209	27.0	3.38	630200E
BD10-210	25.5	3.37	630100E
BD10-216	42.8	1.81	631100E
BD10-228	42.0	3.78	629900E
BD10-242	35.9	2.11	630400E
BD10-245	70.5	1.32	630300E
BD10-263	100.0	1.66	630200E
BD10-264	177.0	1.46	630200E
BD10-265	88.0	1.90	630200E

Duquesne
DQ10-26	3.0	14.86	642225E
DQ10-41	6.80	2.44	642575E
DQ10-46	28.6	1.50	645158E
DQ10-52	21.0	3.96	645451E
DQ10-61	15.2	2.71	645607E
DQ10-63	6.4	4.45	645860E
DQ10-76	13.0	4.93	645753E

We are also waiting for assay results from 2010 drilling on Donchester, Central Duparquet, and Dumico. The results of all of the 2010 drilling, as well as the results of drilling from August 2009 to the end of 2009, will be incorporated in an updated NI 43-101 technical report.

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

Highlights of Extended Core Sampling Program for Beattie Deposit
Drill Hole	After-New Intervals (0.4 g/t Au cut off)	Before-Corresponding Old Intervals (2.0 g/t Au cut off, minimum width 2.0 m)

B08-84	173.5 m at 0.98 g/t Au	7.0 m at 4.09 g/t Au & 14.0 m at 4.02 g/t Au
B08-83	100.3 m at 1.17 g/t Au	10.0 m at 2.71 g/t Au & 8.0 m at 4.95 g/t Au
B08-47	15.5 m at 1.00 g/t Au	No historical interval
B08-27	43.85 m at 0.51 g/t Au	No historical interval
B08-27	37.80 m at 1.30 g/t Au	10.9 m at 2.24 g/t Au
B08-07	40.33 m at 0.81 g/t Au	2.83 m at 3.94 g/t Au
B93-03	53.02 m at 1.10 g/t Au	2.73 m at 3.00 g/t Au; 4.10 m at 2.44 g/t Au; 2.42 at 2.46 g/t Au

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

Comparison of New vs. Historical Drill-Hole Intercepts, Beattie Deposit:
Hole	From (m)	To (m)	Length (m)	Au (g/t)	From (m)	To (m)	Length (g/t)	Au	Section Zone
B87-20	27.10	198.12	171.02	1.77	75.74	150.82	75.08	3.01	060E North
					189.28	195.07	5.79	3.32	North
B88-48	47.34	128.02	80.68	3.55	50.30	110.34	60.04	4.51	120E North
B93-03	55.48	108.50	53.02	1.10	62.80	65.53	2.73	3.00	200E South
					84.29	88.39	4.10	2.44	South-C
					99.99	102.41	2.42	2.46	South-D
B98-01	234.00	258.20	24.20	1.48	234.00	239.10	5.10	3.90	500E South
					254.60	258.20	3.60	2.25	South
B08-03	119.50	149.30	29.80	1.55	122.70	131.20	8.50	3.80	840E South
B08-07	82.10	122.43	40.33	0.81	118.74	121.57	2.83	3.94	150E South
B08-16	63.15	91.60	28.45	5.61	63.15	83.50	20.35	7.58	750E South
B08-21	6.85	16.50	9.65	1.38	6.85	8.60	1.75	4.96	925E South
B08-27	7.65	51.50	43.85	0.51	No Historical Interval				610E South
	171.00	208.80	37.80	1.30	174.20	185.10	10.90	2.24	South
B08-45	234.20	332.00	97.80	1.97	236.70	242.70	6.00	3.01	545E South
					254.00	267.45	13.45	5.23	South-C
					312.25	316.20	3.95	7.91	South-D
B08-47	306.00	321.50	15.50	1.00	No Historical Interval
B08-67	316.50	335.00	18.50	1.75	331.00	335.00	4.00	5.74	610E RW
B08-72	133.00	169.00	36.00	5.26	144.00	166.00	22.00	7.84	1425E South
B08-78	88.75	127.30	38.55	4.53	88.75	112.00	23.25	6.74	1310E South
B08-83	30.00	130.30	100.30	1.17	40.00	50.00	10.00	2.71	300E South
					72.00	80.00	8.00	4.95	South-C, D
B08-84	47.00	220.50	173.50	0.98	47.00	54.00	7.00	4.09	230E South
					80.00	94.00	14.00	4.02	South-C,C
	Avg (n equals 17)		58.76	1.90	Avg (n equals 23)	13.69	4.34

Note: avg grades are weighted by interval lengths

On 9/8/2009, the Company announced it received an updated NI 43-101 resource estimate by Peter Bevan, P Eng., for the Beattie and Donchester deposits described below.  These resources were calculated without the benefit of the results of the extended core-sampling program described above.  As a result, the resources shown below consist mostly of mineralized rock confined to the North, South, and RW vein structures.

NI 43-101 Compliant Resource Estimate using 1 g/t Au Cut-Off Grade:
Resource Category	Metric Tonnes	Grade (g/t Au)	Contained Oz Gold
Beattie Deposit (North, South, and RW Zones)
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

Donchester
D09-01	North Zone	1832m East	1.0 g/t Au over 277.10m (156.0-433.10m)
D09-02	North Zone	2129m East	3.93 g/t Au over 4.0m (301.0-305.0m)
D09-03	North Zone	2129m East	4.19 g/t Au over 4.70m (287.60-292.30m)
D09-04	North Zone	2251m East	3.74 g/t Au over 14.0m (105.0-119.0m)
D09-05	North Zone	1729m East	3.81 g/t Au over 6.0m (209.0-214.0m) 2.66 g/t Au over 4.0m (250.0-254.0m)
D09-06	North Zone	1729m East	1.49 g/t Au over 3.50m (347.0-350.50m)
D09-07	North Zone	2256m East	2.44 g/t Au over 7.30m (544.0-551.30m)
D09-08	North Zone	1310m East	1.14 g/t Au over 28.0m (409.0-437.0m)
D09-14	North Zone	1965m East	1.14 g/t Au over 36.10m (60.0-96.10m)
D09-15	North Zone	1832m East	2.32 g/t Au over 23.0m (100.0-123.0m)
D09-17	North Zone	1787m East	1.10 g/t Au over 10.0m (23.0-33.0m) 1.36 g/t Au over 13.0m (101.0-114.0m)
D09-18	North Zone	1738m East	2.05 g/t Au over 26.0m (62.0-88.0m)
D09-21	South Zone	752m East	5.42 g/t Au over 3.0m (376.0-379.0m)
D09-22	South Zone	1760m East	3.56 g/t Au over 4.0m (255.0-260.0m)
D09-24	South Zone	1897m East	1.09 g/t Au over 11.50m (119.40-130.90m) 3.29 g/t Au over 6.0m (150.0-156.0m) 2.64 g/t Au over 7.0m (264.0-271.0m)
D09-26	South Zone	2284m East	1.79 g/t Au over 9.0m (100.50-109.50m)
D09-30	South Zone	2446m East	6.02 g/t Au over 4.45m (168.90-173.35m)
D09-31	South Zone	2496m East	2.98 g/t Au over 5.60m (144.0-149.60m)
D09-34	South Zone	2548m East	4.21 g/t Au over 3.0m (371.75-374.75m)
D09-36	North Zone	2201m East	3.54 g/t Au over 17.20m (92.0-109.20m)
D09-38	North Zone	2279m East	1.80 g/t Au over 56.0 (275.0-331.0m)
D09-40	North Zone	2324m East	1.71g/t Au over 31.30m (298.60-329.30m)

Beattie
B09-01	South Zone	1423m East	2.66 g/t Au over 7.0m (105.0-112.0m)
B09-02	North Zone	1382m East	1.91 g/t Au over 18.30m (226.70-245.0m)
B09-03	North Zone	1419m East	2.10 g/t Au over 15.75m (243.35-259.10m)
B09-05	North Zone	1422m East	3.04 g/t Au over 4.90m (490.80-495.70m)
B09-06	South Zone	1360m East	4.60 g/t Au over 3.0m (20.0-23.0m) 6.0 g/t Au over 3.20m (66.0-69.20m)
B09-10	RW Zone	110m East	4.72 g/t Au over 10.50m (30.0-40.50m)
B09-11	RW Zone	826m East	1.57 g/t Au over 16.0m (415.80-431.80m)
B09-12	North Zone	766m East	2.98 g/t Au over 6.0m (393.0-399.0m)
B09-13	RW Zone	874m East	1.53 g/t Au over 4.0m (16.0-21.50m)
B09-14	South Zone	918m East	7.23 g/t Au over 6.0m (94.0-100.0m)
B09-16	South Zone	1327m East	2.62 g/t Au over 7.0m (332.0-339.0m)
B09-18	North Zone	1371m East	2.0 g/t Au over 6.0m (411.0-417.0m)
B09-21	South Zone	1024m East	4.44 g/t Au over 8.0m (45.0-53.0m) 2.30 g/t Au over 4.0m (147.0-151.0m)
B09-22	South Zone	1074m East	3.0 g/t Au over 5.60m (55.40-61.0m) 1.44 g/t Au over 11.0m (65.0-76.0m)
B09-23	South Zone	1130m East	2.10 g/t Au over 3.50m (70.60-74.10m)
B09-24	North Zone	1317m East	1.91 g/t Au over 6.85m (214.0-220.85m) 1.15 g/t Au over 11.45m (385.60-427.0m)
B09-25	South Zone	1138m East	11.19 g/t Au over 4.50m (406.0-410.50m) 1.42 g/t Au over 9.50m (472.0-481.50m)
B09-27	North Zone	1259m East	7.24 g/t Au over 4.90m (451.50-456.40m)
B09-30	North Zone	819m East	3.29 g/t Au over 3.90m (118.70-122.70m)
B09-31	North Zone	878m East	1.74 g/t Au over 27.0m (320.0-347.0m)
B09-32	RW Zone	925m East	7.0 g/t Au over 17.0m (20.0-37.0m) 3.31 g/t Au over 6.0m (278.0-284.0m)
B09-33	North Zone	921m East	1.65 g/t Au over 20.0m (317.0-337.0m)
B09-36	South Zone	1259m East	4.70 g/t Au over 3.70m (188.30-192.0m)
B09-37	RW Zone	1055m East	5.10 g/t Au over 6.70m (27.30-34.0m)
B09-38	South Zone	1232m East	6.87 g/t Au over 5.70m (217.20-222.90m)
B09-39	RW Zone	1014m East	1.52 g/t Au over 4.0m (90.0-94.0m)
B09-40	South Zone	1195m East	1.32 g/t Au over 11.0m (451.0-462.0m) 3.15 g/t Au over 14.0m (537.0-551.0m)
B09-41	South Zone	1026m East	1.76 g/t Au over 7.10m (167.0-185.50m) 1.51 g/t Au over 11.0m (198.0-209.0m)
B09-42	North Zone	172m East	1.35 g/t Au over 9.0m (44.0-53.0m) 1.0 g/t Au over 16.0m (167.0-183.0m)
B09-43	North Zone	172m East	1.10 g/t Au over 66.80m (55.20-122.0m) 1.58 g/t Au over 10.0m (227.0-237.0m)
B09-44	North Zone	112m East	2.05 g/t Au over 45.0m (57.0-102.0m)
B09-45	North Zone	112m East	3.0 g/t Au over 47.0m (68.0-115.0m)
B09-47	RW Zone	967m East	3.0 g/t Au over 12.50m (178.0-190.50m)
B09-48	South Zone	784m East	3.13 g/t Au over 11.0m (120.0-131.0m)
B09-49	RW Zone	969m East	1.54 g/t Au over 55.0m (34.0-89.0m)
B09-50	North Zone	977m East	2.31 g/t Au over 10.0m (505.0-515.0m)
B09-51	South Zone	1497m East	2.09 g/t Au over 16.0m (46.0-62.0m) 2.44 g/t Au over 18.0m (137.0-155.0m)
B09-52	South Zone	916m East	1.51 g/t Au over 13.0m (482.0-495.0m)
B09-53	South Zone	857m East	2.54 g/t Au over 11.0m (241.0-252.0m) 2.16 g/t Au over 17.0m (362.0-379.0m) 1.85 g/t Au over 13.0m (386.0-399.0m)
B09-54	North Zone	133m East	2.26 g/t Au over 6.0m (97.0-107.0m)
B09-55	North Zone	83m East	2.96 g/t Au over 11.40m (95.0-106.40m)
B09-56	North Zone	74m East	1.61 g/t Au over 10.0m (95.0-124.0m)
B09-57	North Zone	74m East	1.04 g/t Au over 13.0m (72.0-85.0m)
B09-59	North Zone	24m East	1.63 g/t Au over 5.0m (117.0-122.0m)
B09-60	North Zone	24m East	1.76 g/t Au over 11.0m (77.0-88.0m)
B09-64	North Zone	90m East	1.10 g/t Au over 66.80m (55.20-122.0m)
B09-65	North Zone	38m East	3.19 g/t Au over 9.0m (45.45-54.45m)
B09-66	RW Zone	928m East	2.13 g/t Au over 30.0m (19.50-49.50m)
B09-67	RW Zone	1049m East	1.0 g/t Au over 37.50m (27.30-64.80m)

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

Duquesne Gold Property

Eastern Quebec Province, Canada

Gold Exploration

Option to acquire Duquesne Gold Mines Ltd.

On 7/30/2009, the Company released results of all drill holes on it's gold properties along the Porcupine-Destor Fault near Duparquet, Quebec.

Duquesne
D09-09	Nip Zone	0m East	5.31 g/t Au over 17.0m (304.0-321.0m)
DQ09-10	Nip Zone	300m East	3.86 g/t Au over 6.0m (17.0-23.0m)
DQ09-13	Nip Zone	150m East	2.17 g/t Au over 11.0m (42.0-53.0m)

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

In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty

Property Description

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

Payment	Amount	Date	Comments
Confirmation Payment	CDN$8.5 million	1 June 2010	Earns 10%; six-month deferment
Exercise Payment	CDN$22 million	1 December 2012	28-month payment deferment; $18 million lower
Final Payment	CDN$30 million	1 December 2017	Earns 100%; 5-year payment deferment
TOTAL	CDN$60.5 million		Earns 100% with no NSR

Refer to ITEM #4B, “Business Overview, Osisko JV Agreement” for a discussion of the recent agreement.

Selected Annual Data

	Year Ended June 30 2010	Year Ended June 30 2009	Year Ended June 30 2008
Sales Revenue	$0	$0	$0
Net Income (loss)	($9,562,347)	($2,044,944)	($523,379)
Basic and Diluted (loss) EPS	($0.38)	($0.09)	($0.04)
Weighted Avg. No. Shares Outstanding	25,170,068	21,751,739	13,026,767
Working Capital	$6,061,587	$2,097,170	$4,715,962
Mineral Property Interests	$26,372,955	$19,384,946	$5,079,074
Shareholders Equity	$30,307,412	$19,369,649	$10,648,154
Total Assets	$32,694,961	$22,049,638	$11,985,206

Total assets in the current year are significantly higher than the comparative years.  Over the past couple of years the Company has steadily been expanding its mineral property interests and exploration activities that are capitalized as assets.

The “Net Income (loss)” was increased from the recognition of non-cash stock-based compensation expense of $8,752,239 (2008 = $2,270,307 and 2007 = $949,305); the increase in stock-based compensation is generally attributed to significantly more options being vested.  Offsetting “Administration Expenses”, the Company has earned increased in FY2009 from interest income resulting from cash held in term deposits.  Significant “future income tax recovery” has offset operating losses during FY2009 and FY2008 (less so during FY2010).

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

Fiscal 2010 Ended June 30, 2010 vs. Fiscal 2009 Ended 6/30/2009

Results of Operations

The Company incurred a net loss of ($9,562,347) [2009 = ($2,004,944)] during the Fiscal 2010  ended June 30, 2010.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $8,752,239 (2009 = $2,270,307).  During Fiscal 2010, the Company granted 2,350,000 (2009 = 1,540,000) stock options.  The increase in stock-based compensation is attributed to more options being granted and a longer expected life for the options.

Professional fees of $344,300 (2009 = $278,895) in Fiscal 2010, are higher than the comparative year.  Legal fees of $236,197 (2009 = $152,085) are significantly higher than last year.  Accounting and audit fees of $108,103 (2009 = $126,810) are slightly lower than the comparative year.  Professional fees are higher primarily as a result of postponing the Annual General Meeting to counter-attack against the dissident shareholder proxy circular, negotiating the joint venture agreement with Osisko Mining Corporation (“Osisko”) and defending the Company against the statement of claim from a former employee and a consultant.

Management fees of $168,000 (2009 = $108,000) increased as a result of the Company entering into a three-year management agreement on 1/1/2009 (amended 10/1/2009) with Harry Miller, the Company’s President and Director.  Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum, which is to be paid in quarterly instalments.  Company management decided that its President should be compensated, as the Company’s business, finance and exploration activities are growing rapidly.  An additional $3,000 in management fees were paid for attendance at the PDAC International Trade Show and a meeting with its joint-venture partner, Osisko.

Consulting fees of $119,171 (2009 = $109,519) are higher than the comparative year primarily as a result of the Company requiring more time from its Chief Financial Officer.

Shareholder costs of $104,492 (2009 = $22,137) increased significantly in Fiscal 2010, which is primarily attributed to postponing the Annual General Meeting to counter-attack against the dissident shareholder proxy circular.

Travel and telephone expenses of $117,050 (2009 = $114,184) are slightly higher than the comparative year.  The Company’s management and consultants increased their travel activities in Fiscal 2010, to promote the Company, attend meetings to negotiate the joint venture with Osisko and to continue work on its defense against the statement of claim described in the contingency note.

Filing and transfer agent fees of $83,376 (2009 = $101,401) in the comparative year were higher as a result of the Company completing five private placements whereas the Company did not conduct any financings in Fiscal 2010.

Investor relations expenses of $55,171 (2009 = $128,836) are significantly lower than the comparative year.  The Company paid Bay Street Connect $5,000 per month from July 2009 to November 2009 to conduct investor relations on behalf of the Company.  The Company also published 3-D models of some of its mineral properties on the website operated by Corebox Online Services.  Additional advertising was posted on the Kitco, Gold Seek LLC and Mineweb websites.  During Fiscal 2010, the Company sponsored the Korelin Economics Report radio show.  In the comparative year, the Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television in the United States and participated in a trade show.  An investor relations firm had also been retained to promote the Company in Germany during the comparative year.

During Fiscal 2010, the Company earned $14,570 (2009 = $147,230) interest income which is primarily attributed to cash held in term deposits.

Liquidity and Capital Resources

At June 30, 2010, the Company had $6,189,396 (2009 = $2,415,787) in cash.  Working capital at June 30, 2010 was $6,061,587 (2009 = $2,097,170).  The Company’s financial position in Fiscal 2010, improved significantly as a result of the exercise of options, agent options and warrants.  The Company received $3,896,900 (2009 = $64,250) from the exercise of 1,544,000 (2009 = 77,500) stock options, $397,695 (2009 = $Nil) from the exercise of 184,054 (2009 = Nil) agent options and $7,770,875 (2009 = $Nil) from the exercise of 3,199,308 (2009 = Nil) warrants in Fiscal 2010.  During the comparative year the Company received gross proceeds of $13,027,329 from flow-through and non-flow through private placements.  The Company issued $940,489 of common shares for share subscriptions received in advance during Fiscal 2008.  The Company paid share issue costs of $753,343 cash and granted agent options valued at $832,115 for the private placements.  An additional 304,042 finder’s fee shares valued at $787,155 were issued in conjunction with the private placements.

The Company acquired land and a building (for $60,000) which is being used as a core shack.  The Company spent an additional $3,720 on improvements to the building located in the town of Duparquet, Quebec.

During Fiscal 2010, the management team focused on finalizing the joint venture with Osisko, acquiring Duquesne Gold Mines Inc. and renegotiating the terms on the Beattie, Donchester and Dumico properties.  These agreements were significant milestones for the Company and are described in the mineral properties and deferred exploration costs note disclosures.

The Company’s mineral property exploration activities of $3,082,595 (2009 = $11,670,872) are significantly lower than the comparative year as the Company cut-back on exploration when Osisko commenced with exploration activities to earn its 50% interest in the Duparquet project.  During Fiscal 2010, the Company received a total of $756,986 for Quebec Mining Exploration tax credits.  Accounts payable at June 30, 2010 include $43,644 in non-interest bearing advances from Osisko.

Changes in Accounting Policies including Initial Adoption

New accounting pronouncement: Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn.  The adoption of this standard did not have a material impact on the financial statements.

Future changes in accounting policies: Business combinations

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

International Financial Reporting Standards Changeover Plan and Assessment

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for public accountable enterprises for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year.

The Company will transition to IFRS effective January 1, 2011 and plans to issue its first interim financial statements under IFRS for the three month period ending September 30, 2011 and a complete set of financial statements under IFRS for the year ending June 30, 2012.

A changeover plan is being established to convert to the new standards within the allotted timeline and is expected to consist of the following three key phases:

1. Phase 1 - Raise awareness and assess;

2. Phase 2 - Design; and

3. Phase 3 - Implementation

There will be two stages in phase one.  The first stage will focus on raising awareness within the Company and provide an initial assessment of the impact of the IFRS conversion.  The second stage will carry out a detailed assessment of the impact of the conversion to IFRS.

Phase two will build the tools required for the conversion based on management’s decisions about accounting options and the related disclosures.

Phase three will roll-out the designed changes.  The changes will include the development of the new accounting policies and consolidation templates, preparing the IFRS financial statements and related note disclosure.

The Company is going to consult external advisors to assist in the development and execution of a changeover plan to complete the transition to IFRS.

The key elements of the Company’s changeover plan will include the impact of IFRS on the following items:

a.

Accounting policies

b.

Property, Plant and Equipment (“PP&E”)

IFRS and Canadian GAAP contain the same basic principles of accounting for property, plant and equipment; however, there are some differences between them. For example, capitalization of directly attributable costs in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”) may require measurement of an item of property, plant and equipment upon initial recognition to include or exclude certain previously recognized amounts under Canadian GAAP. Specifically, there may be changes in accounting for:

c.

The amount of capitalized overheads;

d.

The capitalization of major inspections that were previously expensed under Canadian GAAP;

e.

The capitalization of depreciation for which the future economic benefits of that asset are absorbed in the production of another assets; and

f.

The capitalization of borrowing costs in accordance with IAS 23, borrowing Costs.

Management does not expect to have an impact on the Company’s financial position.

Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discount cash flows. The use of discount cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses. Management does not expect to have an impact on the Company’s financial position.

Income Taxes

IAS 12, Income Taxes (“IAS 12”) prescribes that an entity account for the tax consequences of transactions and other events in the same way that it accounts for the transactions and other events themselves. Therefore, where transactions and other events are recognized in earnings, the recognition of deferred tax assets or liabilities which arise from those transactions should also be recorded in earnings. For transactions that are recognized outside of the statement of earnings, either in other comprehensive income or directly in equity, any related tax effects should also be recognized outside of the statement of earnings.

The most significant impact of IAS 12 on the Company will be derived directly from the accounting policy decisions made under IAS 16. Management does not expect to have an impact on the Company’s financial position.

First-Time Adoption of International Financial Reporting Standards

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) provides the framework for the first time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. All adjustments that arise on retrospective conversion to IFRS from other GAAP should be recognized directly in retained earnings.  Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The CICA Handbook Section 1582, Business Combinations and Section 1602, Non-Controlling Interests are substantially aligned with the accounting for business combinations and non-controlling interests under IFRS 3.  Management does not expect to have an impact on the Company’s financial position.

Fiscal 2009 Ended June 30, 2009 vs. Fiscal 2008 Ended 6/30/2008

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

Other than disclosed above, we do not have any contractual obligations and commitments as of 11/30/2010 that will require significant future cash outlays.

5.G.  Safe harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 Directors and Senior Management December 31, 2010

Name	Positions	Age	Date First Elected or Appointed
Frederick T. Archibald (3)	VP Exploration/Director	58	July 2007
Ian Beardmore (4)	Chief Financial Officer	69	March 2007
George Kanalos (5)	Corporate Secretary	65	March 2007
Ross Glanville (1)	Director	63	January 2010
Peter Gundy (1)	Director	71	May 2010
Harry Miller)(2)(3)	President/CEO/Director	75	July 2007
Philip Nolan	Director	48	August 2008
Nikolaos Segounis ()(2)	Director	66	December 1992

(1)  Member of Audit Committee

(2)  Member of Nominating Committee.

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

Ross Glanville, Director of the Company, has over thirty-five years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines.  Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies.  He is currently a Director of BAJA Mining Corp. and Starfield Resources Inc. (both TSX-listed companies), as well as Archon Minerals Limited (a TSX-V listed company).  Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.).  In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA).  Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Peter Gundy, Director of the Company, was, until recently, Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company.  Mr. Gundy was the company’s founder as well as President and Chief Executive Officer from 1992 to 2006.  He resigned as Chairman in 2008.  From start-up in 1992, Neo Material Technologies became the largest global producer in its sector.  Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors.  He is currently is a director and co-owner of Veritprop Ltd. in Toronto.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2009, 680,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2010 for each Director.

The following table details compensation paid/accrued for Fiscal 2010 Ended June 30th for the Directors.

Table No. 4
Director Compensation
Name	Fees Earned	Option-based Awards(2)	All Other Compensation	Total
Frederick T. Archibald (3)	$3,000	1,099,560	$69,657	$1,172,217
Ross Glanville	$4,500	$1,481,000	$nil	$1,485,500
Peter Gundy	$nil	$nil	$nil	$nil
Philip Nolan	$1,500	$1,176,420	$nil	$1,177,920
Nikolaos Segounis	$1,500	$336,120	$nil	$337,620
1. Harry Miller, President and Chief Executive Officer of the Corporation, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.

2.  Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.60%, expected average life of 3.26 years, expected volatility of 95.50% and expected dividend yield of 0%.

3. Geological fees paid to Mr. Archibald for exploration activities on the Corporation’s properties.

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2010.

Name(1)	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(3)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Nick Segounis	100,000 100,000	$2.55 $5.35	02/17/2011 01/22/2013	$142,000 $nil	Nil	$nil
Fred Archibald	300,000 200,000	$2.30 $5.35	09/08/2011 01/22/2013	$501,000 $nil	Nil	$nil
Philip Nolan	200,000 350,000	$2.55 $5.35	02/17/2011 01/22/2013	$284,000 $nil	Nil	$nil
Ross Glanville	400,000	$5.80	01/27/2013	$nil	Nil	$nil
(1)	Mr. Harry Miller, President and Chief Executive Officer, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)	The Corporation has no share-based awards.
(3)	Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2010 was $3.97.

The following table discloses, for each director other than Senior Management (as hereinafter defined), the aggregate dollar value that would have been realized if the options under the option-based awards had been exercised on the vesting date.

Table No. 5
Directors Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name (1)	Option-based awards Value vested during the year (2)	Share-based awards – Value vested during the year (3)	Non-equity incentive plan compensation - Value earned during the year (4)
Frederick T. Archibald	$598,850	$nil	$nil
Ross Glanville	$nil	$nil	$nil
Peter Gundy	$nil	$nil	$nil
Philip Nolan	$82,500	$nil	$nil
Nikolaos Segounis	$31,500	$nil	$nil
1. Mr. Harry Miller, President and Chief Executive Officer, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.
2. Only one fourth (1/4) of the Options granted to the Directors vested upon grant and another one fourth (1/4) of the options every three months thereafter.
3. The Corporation made no share-based awards during the year ended June 30, 2010.
4. The Corporation does not offer any compensation to the directors under a non-equity incentive plan.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management and Directors during Fiscal 2010 ended 6/30/2010 was $1,434,951.

The following table details compensation paid/accrued for Fiscal 2010 ended 6/30/2010 for the Senior Management.

Table No. 6
Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation (2)
					Annual incentive plans	Long-term incentive plans
Harry Miller President/CEO	2010	Nil	Nil	$1,932,690	Nil	Nil	Nil	$168,000 (2)	$2,100,690
Ian Beardmore CFO	2010	Nil	Nil	$252,090	Nil	Nil	Nil	$82,171 (3)	$334,261

(1) Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.60%, expected average life of 3.26 years, expected volatility of 95.50% and expected dividend yield of 0%.

(2) This amount was paid to Mr. Miller as management fees pursuant to a management agreement between Mr. Miller and the Corporation dated January 1, 2009, as amended on October 1, 2009.
(3) This amount was paid to Mr. Beardmore as consulting fees.

The table below sets forth, for each Named Executive Officers, information regarding option-based awards outstanding as at 6/30/2010.

Name	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Harry Miller, President/CEO	350,000 575,000	$3.10 $5.35	08/26/2019 01/22/2013	$304,500(2) -	-	-
Ian Beardmore CFO	75,000	$5.35	01/22/2013	-	-	-
(1)	Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2010 was $3.97.
(2)	These options have since expired without being exercised.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 7
Senior Management Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Harry Miller, President/CEO	74,750	N/A	N/A
Ian Beardmore, CFO	9,750	N/A	N/A
(1) Only one fourth(1/4) of the Options granted to the Named Executives Officers in 2010 vested upon grant and another one fourth (1/4) every three months thereafter.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2010 Ended 6/30/2010, the most recently completed fiscal year; there were 2,912,500 stock options outstanding.  During Fiscal 2010, 2.350,000 stock options were granted to Senior Management, Directors, and employees/consultants.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.  Except that stock options granted since 7/1/2009 have no vesting requirement.  During Fiscal 2010, no SARs (stock appreciation rights) were granted.  During Fiscal 2010: 77,500 stock options were exercised; 800,000 stock options were cancelled and/or expired; and none were re-priced.

Table No. 8
Stock Option Grants
Fiscal 2010 Ended 6/30/2010
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors
Frederick T. Archibald	200,000 300,000	5% 8%	$5.35 $2.30	1/22/2010 9/6/2009	1/22/2013 9/6/2011	$5.35 $2.30
Ian Beardmore	75,000	2%	$5.35	1/22/2010	1/22/2013	$5.35
Ross Glanville	400,000	11%	$5.80	1/27/2010	1/27/2013	$5.80
Peter Gundy	Nil
Harry Miller	350,000 575,000	10% 16%	$3.10 $5.35	8/26/2008 1/22/2010	8/26/2010 1/22/2013	$3.10 $5.35
Philip Nolan	200,000 350,000	05% 10%	$2.55 $5.35	2/20/2009 1/22/2010	2/20/2011 1/22/2013	$2.55 $5.35
Nikolaos Segounis	100,000 100,000	2% 2%	$2.55 $5.35	2/17/2009 1/22/2010	2/17/2011 1/22/2013	$2.55 $5.35
George Kanalos	30,000		$2.55	2/17/2009	2/17/2011	$2.55
Employees and Consultants	738,500	21%
TOTAL	3,418,500	100%

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8/9 for information about stock options.

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

Other Compensation.  No Senior Management and/or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 4/5/6/7/8/9, ITEM #6B and ITEM #7B.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2010, the Board of Directors held eleven regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but one of the directors attended the December 2010 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Ross Glanville and Peter Gundy (independent)and Philip Nolan (Not independent).  The Audit Committee met quarterly during Fiscal 2010 and has met once time during Fiscal 2011.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of one not independent director and two independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with an “official” financial expert.

The Company has a Nominating Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.  The Company does not have a Corporate Governance Committee.

6.C.5.  Code of Ethics

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2010 and Fiscal 2011-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 12/31/2010, the Company had no employees other than its four Senior Management, One of these employees are directly engaged in mineral exploration/development.  As of 6/30/2010 and 6/30/2009, the Company had no employees other than its Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 8 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders December 31, 2010

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	5% Shareholder Subtotal	NA	%
Common	Harry Miller (1)	2,270,000	6%
Common	Nikolaos Segounis (2)	1,534,500	4%
Common	Frederick Archibald (3)	680,000	2%
Common	Philip Nolan (4)	875,000	2%
Common	Ian Beardmore (5)	228,500	>1%
Common	George Kanalos	90,000	>1%
	Directors and Senior Management Subtotal	5,668,000	16%
	TOTAL		16%

(1)  1,075,000 of these shares represent currently exercisable options.

(2)  500,000 of these shares represent currently exercisable options.

(3)  500,000 of these shares represent currently exercisable options.

(4)  550,000 of these shares represent currently exercisable options.

       225,000 of the common shares are owned indirectly through 3342913 Canada Inc.,

       a private company controlled by Philip Nolan.

(5)  75,000 of these shares represent currently exercisable options.

#   Based on 34,670,891 common shares outstanding at 12/31/2010, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 9 Stock Options Outstanding December 31, 2010

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Frederick Archibald	300,000	$2.30	9/08/2009	9/08/2011
	200,000	$5.35	1/22/2010	1/22/2013
Ian Beardmore	75,000	$5.35	1/22/2010	1/22/2013
Ross Glanville	250,000 400,000	$4.15 $5.80	9/13/2010 1/27/2010	9/13/2012 1/27/2013
Peter Gundy	500,000	$4.15	9/13/2010	9/13/2012
Harry Miller	500,000 575,000	$4.15 $5.35	9/13/2010 1/11/2010	9/13/2012 1/22/2013
Philip Nolan	200,000	$2.55	2/20/2009	2/20/2011
	350,000	$5.35	1/22/2010	1/22/2013
Nikolaos Segounis	300,000 100,000	$4.15 $2.55	9/13/2010 2/17/2009	9/13/2012 2/17/2011
	100,000	$5.35	1/22/2010	1/22/2013
Total Officers/Directors	3,850,000
Employees/Consultants/etc.	550,000
Agent Options	Nil
TOTAL	4,400,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8/9/10/11.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.  Refer to ITEM #6E and Table No. 4/5/6/7/8/9/10/11 for additional information.

	Common Shares Owned at 6/30/2010	Common Shares Owned at 6/30/2009	Common Shares Owned at 6/30/2008
Joe Dwek Management Consultants Inc. (1)	1,242,288	7,808,710	169,047
Nickolaos Segounis	1,034,500	1,619,500	1,319,500
(1) Joe Dwek is a principal shareholder of the several corporate entities who hold common shares of the Company.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On December 31,2010, the Company’s shareholders’ list showed 34,670,891 common shares outstanding, with 54 registered shareholders.  42 of these shareholders were resident in Canada, holding 32,953,715 common shares (representing about 95% of the issued/outstanding shares); 12 registered shareholders were resident in the United States, holding 1,772,630 common shares (representing about 5%); and no registered shareholders were resident in other countries.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 750 “holders of record” in Canada, holding approximately 95% of the outstanding shares of the Company, and over 800 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During the year ended June 30, 2010, the Company entered into the following transactions with related parties:

a.

Paid or accrued $113,912 (2009 - $140,308; 2008 - $109,045) in geological consulting fees to a director and a former director of the Company;

b.

Paid or accrued $82,171 (2009 - $46,619; 2008 - $19,663) in consulting fees to an officer of the Company;

c.

Paid or accrued $168,000 (2009 - $108,000; 2008 - $43,226) in management fees a director and officer of the Company; and

d.

Paid or accrued $62,859 (2009 - $Nil; 2008 - $Nil) in legal fees to a firm whose partner is also a director of the Company.

On January 1, 2009, the Company entered into a three-year management agreement (amended October 1, 2009) with a director and officer of the Company. Pursuant to the amended management agreement, the Company agreed to pay a management fee of $180,000 per annum that is to be paid in quarterly instalments. The Company has also agreed to pay approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 6/30/2009, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

a.

Audited Financial Statements:

For Fiscal 2010/2009/2008 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

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

Table No. 10 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
December 2010	2,679,800	$5.39	$4.75	$5.37
November 2010	5,519,400	$5.35	$4.25	$5.09
October 2010	7,015,800	$4.35	$3.94	$4.29
September 2010	8,652,300	$4.83	$4.12	$4.22
August 2010	3,979,300	$4.98	$3.90	$4.10
July 2010	2,851,000	$4.96	$3.80	$4.82
Quarterly
12/31/2010	15,215,000	$5.39	$3.94	$5.37
9/30/2010	15,482,600	$4.96	$3.80	$4.22
6/30/2010	10,042,500	$6.27	$3.81	$3.97
3/31/2010	14,879,700	$8.25	$4.30	$5.91
12/31/2009	6,879,200	$5.10	$2.00	$4.48
9/30/2009	1,286,500	$2.75	$1.85	$2.41
6/30/2009	1,414,500	$3.32	$2.07	$2.58
3/31/2009	1,122,500	$2.99	$1.12	$2.21
12/31/2008	1,365,400	$3.05	$0.95	$1.25
9/30/2008	1,615,400	$3.67	$1.98	$3.05
Yearly
6/30/2010	33,088,400	$8.25	$1.85	$3.97
6/30/2009	5,517,800	$3.67	$0.95	$2.58
6/30/2008	3,249,200	$3.05	$1.00	$2.84
6/30/2007	4,337,800	$2.02	$0.12	$1.85
6/30/2006	259,900	$0.30	$0.09	$0.18

The Company’s common shares began trading on the Berlin Stock Exchange on 8/23/2005, with the trading symbol of “C3T.BE”.  Total volume through 12/31/2010 was 3,400.  Prices ranged from euro$3.91 to euro$0.01; the closing price on 12/31/2010 was euro$3.81.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 11/5/2008, with the trading symbol of “C3T.F”.  Total volume through 12/31/2010 was 1,222,500.  Prices ranged from euro$3.90 to euro$0.65; the closing price on 12/31/2010 was euro$3.89.

The Company’s common shares began trading on the Stuggart Stock Exchange on 3/29/2010, with the trading symbol of “C3T.SG”.  Total volume through 12/31/2010 was 57,600.  Prices ranged from euro$4.56 to euro$2.51; the closing price on 12/31/2010 was euro$3.87.

The Company’s common shares began trading on the Stuggart Stock Exchange on 4/7/2010, with the trading symbol of “C3T.DE”.  Total volume through 12/31/2010 was 3,900.  Prices ranged from euro$4.25 to euro$2.51; the closing price on 12/10/2010 (last quote) was euro$4.25.

The Company’s common shares began trading on the Munich Stock Exchange on 8/2/2010, with the trading symbol of “C3T.MU”.  Total volume through 12/31/2010 was 58,100.  Prices ranged from euro$3.92 to euro$2.83; the closing price on 12/31/2010 was euro$3.90.

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8/9 for additional information.

Warrants

The following table lists the 731,705 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements and are non-transferable. Refer to ITEM #5 “Financings” for additional details of the private placements.

Table No. 11 Share Purchase Warrants Outstanding December 31, 2010

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

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada and on the Berlin, Frankfurt, Munich, Stuggart, and Xetra Stock Exchanges in Europe.  Refer to ITEM #9.A.4.

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

b.

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

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them.  For example, a U.S investor might be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares.  Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 25% rate, on dividends received on common shares.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

 HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of June 30, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of June 30, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of June 30, 2010.

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

Attestation Report of the Registered Accounting Firm

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

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Ethics” dated 6/1/2005 addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2010 and Fiscal 2011-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.  A copy of the “Code of Ethics” are available for viewing on the SEC EDGAR website.

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

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2010 Ended 6/30/2010	Fiscal 2009 Ended 6/30/2009
Audit Fees	$89,792	$50,140
Audit-Related Fees	$4,042	$2,560
Tax Fees	$16,695	$16,695
All Other Fees	$2,887	$5,350
TOTAL	$113,416	$74,745

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

Audited Financial Statements

    Auditor's Report, dated 10/18/2010

    Balance Sheets at 6/30/2010 and 6/30/2009

    Statements of Operations and Deficit

      for the years ended 6/30/2010, 6/30/2009, and 6/30/2008

    Statements of Cash Flows

      for the years ended 6/30/2010, 6/30/2009, and 6/30/2008

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

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     No Disclosure Necessary

CLIFTON STAR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Clifton Star Resources Inc.

We have audited the consolidated balance sheets of Clifton Star Resources Inc. as at June 30, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and cash flows for the years ended June 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 18, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated October 18, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 18, 2010

CLIFTON STAR RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

	2010	2009

ASSETS

Current
Cash	$ 6,189,396	$ 2,415,787
Receivables	14,695	215,699
Prepaids	56,045	30,673

	6,260,136	2,662,159

Capital assets (Note 4)	61,870	2,533

Mineral properties and deferred exploration costs (Note 5)	26,372,955	19,384,946

	$ 32,694,961	$ 22,049,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 198,549	$ 564,989

Future income tax liability (Note 11)	2,189,000	2,115,000

	2,387,549	2,679,989

Shareholders' equity
Capital stock (Note 6)	34,230,086	20,031,338
Contributed surplus (Note 6)	10,860,923	4,559,561
Deficit	(14,783,597)	(5,221,250)

	30,307,412	19,369,649

	$ 32,694,961	$ 22,049,638

Nature and continuance of operations (Note 1)

Contingency and commitments (Note 5 and 13)

Subsequent events (Note 15)

On behalf of the Board:

"Harry Miller"	Director	"Nick Segounis"	Director

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2010	2009	2008

ADMINISTRATION EXPENSES
Amortization	$ 4,383	$ 1,085	$ 177
Consulting	119,171	109,519	51,733
Filing and transfer agent fees	83,376	101,401	88,379
Insurance	31,901	27,731	13,900
Investor relations	55,171	128,836	58,635
Management fees	168,000	108,000	45,000
Office and miscellaneous	46,211	57,446	12,067
Professional fees	344,300	278,895	165,399
Property investigation	-	1,404	-
Shareholder costs	104,492	22,137	10,059
Stock-based compensation (Note 6)	8,752,239	2,270,307	949,305
Travel and telephone	117,050	114,184	27,759

Loss before other items	(9,826,294)	(3,220,945)	(1,422,413)

OTHER ITEMS
Interest income	14,570	147,230	65,236
Write-down of interest receivable	(51,622)	-	-

	(37,052)	147,230	65,236

Loss before future income tax	(9,863,346)	(3,073,715)	(1,357,177)

Future income tax recovery (Note 11)	300,999	1,068,771	833,798

Loss for the year	(9,562,347)	(2,004,944)	(523,379)

Deficit, beginning of year	(5,221,250)	(3,216,306)	(2,692,927)

Deficit, end of year	$ (14,783,597)	$ (5,221,250)	$ (3,216,306)

Basic and diluted loss per common share	$ (0.38)	$ (0.09)	$ (0.04)

Weighted average number of common shares outstanding	25,170,068	21,751,739	13,026,767

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (9,562,347)	$ (2,004,944)	$ (523,379)
Items not affecting cash
Amortization	4,383	1,085	177
Future income tax recovery	(300,999)	(1,068,771)	(833,798)
Stock-based compensation	8,752,239	2,270,307	949,305
Write-down of interest receivable	51,622	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	149,382	(38,384)	(154,320)
(Increase) decrease in prepaids	(25,372)	(28,424)	1,038
Increase (decrease) in accounts payable and accrued liabilities	61,746	(26,513)	74,394

Net cash used in operating activities	(869,346)	(895,644)	(486,583)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	12,065,470	11,397,747	9,773,455
Share subscriptions received in advance	-	-	940,489

Net cash provided by financing activities	12,065,470	11,397,747	10,713,944

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of capital assets	(63,720)	-	(3,771)
Cash acquired from acquisition of subsidiary	121	-	-
Deferred acquisition costs	-	-	(1,000,000)
Mineral property acquisition and deferred exploration costs	(8,115,902)	(13,809,266)	(3,992,174)
Mining tax credit received	756,986	-	-

Net cash used in investing activities	(7,422,515)	(13,809,266)	(4,995,945)

Change in cash during the year	3,773,609	(3,307,163)	5,231,416

Cash, beginning of year	2,415,787	5,722,950	491,534

Cash, end of year	$ 6,189,396	$ 2,415,787	$ 5,722,950

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

Clifton Star Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All inter-company transactions and accounts have been eliminated upon consolidation.

Capital assets

Capital assets are recorded at cost less accumulated amortization other than land.  Amortization is recorded on a declining balance basis at the following annual rates:

Building	10%
Computer equipment	30%
Office equipment	30%

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Capital assets (cont’d…)

Land is carried at cost.

Maintenance and repair expenditures which do not improve or extend productive life are expensed in the year incurred.

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

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statement of operations and deficit.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments – recognition and measurement

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

The Company has classified its cash as held-for-trading and receivables as loans and receivables.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences.  When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the consolidated statement of operations and deficit.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

3.

ADOPTION OF NEW ACCOUNTING POLICIES

New accounting pronouncement

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn.  The Company adopted the standard effective July 1, 2009. The adoption of this standard did not have a material impact on the financial statements.

Future changes in accounting policies

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

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  The Company is assessing the impact of the transition to IFRS in fiscal 2011.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

4.

CAPITAL ASSETS

		2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Land	$ 6,069	$ -	$ 6,069	$ -	$ -	$ -
Computer equipment	2,627	1,411	1,216	2,627	890	1,737
Building	57,651	3,623	54,028	-	-	-
Office equipment	9,557	9,000	557	9,557	8,761	796

	$ 75,904	$ 14,034	$ 61,870	$ 12,184	$ 9,651	$ 2,533

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

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

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor.  As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

During the year ended June 30, 2010, the Company received $15,140 for Quebec Mining Exploration tax credits related to the Central Duparquet property.  This amount was recorded as costs recovered for the Central Duparquet property.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession located in Destor Township, Quebec which are known as the Duquesne Gold Project.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

During the year ended June 30, 2010, the Company received $287,655 for Quebec Mining Exploration tax credits related to the Duquesne property.  This amount was recorded as costs recovered for the Duquesne property.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Beattie, Donchester and Dumico properties (cont’d…)

Terms of the new agreements are as follows:

i)

cash payment of $3,400,000 ($1,600,000 paid before June 30, 2010 and $1,800,000 subsequently in July 2010) to Beattie, $1,700,000 ($800,000 paid before June 30, 2010 and $900,000 subsequently in July 2010) to 2699681, and $3,400,000 ($1,600,000 paid before June 30, 2010 and $1,800,000 subsequently in July 2010) to 2588111 which was due on December 1, 2009 was extended to June 1, 2010 and will earn the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $24,200,000 to Beattie if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

v)

cash payment of $12,100,000 to 2699681 if this event occurred prior to June 1, 2010 or $10,400,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $6,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

vi)

cash payment of $24,200,000 to 2588111 if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

During the year ended June 30, 2010, the Company received Quebec Mining Exploration tax credits of $234,665, $196,816 and $22,710 for the Beattie, Donchester and Dumico properties respectively.  These amounts were recorded as costs recovered for each of the aforementioned properties.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Property Option, Joint Venture Agreement and Commitment Letter (cont’d…)

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013;

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company, financing of up to $22,500,000 for a period of 36 months under certain conditions.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2010	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total

Acquisition costs, beginning of year	$ -	$ 400,000	$ 1,653,500	$ 600,000	$ 600,000	$ 300,000	$ 3,553,500
Additions during the year	-	212,400	450,000	1,600,000	1,600,000	800,000	4,662,400

Acquisition costs, end of year	-	612,400	2,103,500	2,200,000	2,200,000	1,100,000	8,215,900

Deferred exploration costs, beginning of year	$ -	$ 12,484	$ 5,706,491	$ 5,361,330	$ 4,485,991	$ 265,150	$ 15,831,446

Additions during the year:
Assays	-	-	9,823	193,423	88,011	10,422	301,679
Camp costs	-	-	3,289	34,540	7,665	-	45,494
Consulting	-	-	-	11,387	4,787	-	16,174
Drilling	63,614	-	-	819,710	6,399	384,480	1,274,203
Field expenditures	-	-	6,066	157,400	74,881	-	238,347
Field personnel	-	-	700	106,638	95,498	7,655	210,491
Geological consulting	-	7,250	75,376	513,057	180,314	18,111	794,108
Geophysical	-	-	130,324	-	-	-	130,324
Line-cutting (recovery)	-	-	-	-	(1,500)	3,600	2,100
Mapping	-	-	3,432	3,432	3,432	13,300	23,596
Mobilization and demobilization	-	-	1,566	-	-	-	1,566
Property leases and taxes	-	-	1,102	-	-	-	1,102
Telephone and communication	-	-	200	-	-	-	200
Travel, transport and freight	-	-	43,211	-	-	-	43,211

Total additions during the year	63,614	7,250	275,089	1,839,587	459,487	437,568	3,082,595

Costs recovered	-	(15,140)	(287,655)	(234,665)	(196,816)	(22,710)	(756,986)

Deferred exploration costs, end of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,005

Total mineral property and deferred exploration costs	$ 63,614	$ 616,994	$ 7,797,425	$ 9,166,252	$ 6,948,662	$ 1,780,008	$ 26,372,955

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2009	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total

Acquisition costs, beginning of year	$ -	$ 918,500	$ -	$ -	$ -	$ 918,500
Additions during the year	400,000	735,000	600,000	600,000	300,000	2,635,000

Acquisition costs, end of year	400,000	1,653,500	600,000	600,000	300,000	3,553,500

Deferred exploration costs, beginning of year	$ -	$ 4,160,574	$ -	$ -	$ -	$ 4,160,574

Additions during the year:
Assays	-	61,595	283,157	107,007	8,795	460,554
Camp costs	-	34,920	57,632	8,298	1,510	102,360
Consulting	-	-	49,674	9,837	-	59,511
Drilling	-	952,493	4,137,779	3,984,341	216,516	9,291,129
Field expenditures	608	141,079	152,707	42,882	5,206	342,482
Field personnel	-	77,730	217,515	108,528	11,928	415,701
Geological consulting	11,876	220,077	443,968	207,016	21,195	904,132
Geophysical	-	7,905	-	-	-	7,905
Line-cutting	-	-	5,816	5,000	-	10,816
Mapping	-	14,611	12,230	12,230	-	39,071
Miscellaneous	-	3,844	-	-	-	3,844
Mobilization and demobilization	-	16,673	-	-	-	16,673
Travel, transport and freight	-	14,990	852	852	-	16,694

Total additions during the year	12,484	1,545,917	5,361,330	4,485,991	265,150	11,670,872

Deferred exploration costs, end of year	12,484	5,706,491	5,361,330	4,485,991	265,150	15,831,446

Total mineral property and deferred exploration costs	$ 412,484	$ 7,359,991	$ 5,961,330	$ 5,085,991	$ 565,150	$ 19,384,946

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
unlimited common shares, no par value

Issued:
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401
Flow-through private placements	4,239,225	6,499,988	-
Non-flow through private placement	500,000	1,000,000	-
Finder’s fees	233,388	401,027	-
Shares issued for mineral property	10,000	18,500	-
Exercise of stock options	636,500	362,445	(149,645)
Exercise of agent’s options	199,999	422,432	(272,433)
Exercise of warrants	2,199,997	2,199,997	-
Stock-based compensation	-	-	949,305
Share issue costs	-	(1,461,093)	722,481
Tax benefits renounced to flow-through share subscribers	-	(984,298)	-

Balance as at June 30, 2008	17,354,439	11,463,262	1,504,109
Flow-through private placements	4,023,250	8,027,349	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees	304,042	787,155	-
Exercise of stock options	77,500	111,220	(46,970)
Stock-based compensation	-	-	2,270,307
Share issue costs	-	(2,324,357)	832,115
Tax benefits renounced to flow-through share subscribers	-	(3,033,271)	-

Balance as at June 30, 2009	23,816,836	20,031,338	4,559,561
Shares issued for acquisition of NSR (Note 5)	10,000	57,400	-
Exercise of stock options	1,544,000	6,071,707	(2,174,807)
Exercise of agent’s options	184,054	673,765	(276,070)
Exercise of warrants	3,199,308	7,770,875	-
Stock-based compensation	-	-	8,752,239
Tax benefits renounced to flow-through share subscribers	-	(374,999)	-

Balance as at June 30, 2010	28,754,198	$ 34,230,086	$10,860,923

Share issuances

During the year ended June 30, 2010:

i)

1,544,000 stock options were exercised at prices from $2.15 to $2.70 per share for total gross proceeds of $3,896,900.  In relation to the exercise, $2,174,807 of contributed surplus was transferred into share capital.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

ii)

184,054 agent’s options were exercised at prices from $2.10 to $2.20 per share for total gross proceeds of $397,695.  In relation to the exercise, $276,070 of contributed surplus was transferred into share capital.

iii)

3,199,308 warrants were exercised at prices ranging from $2.10 to $3.30 per share for total gross proceeds of $7,770,875.

iv)

10,000 common shares were issued to Gesmalar Inc. to acquire the 2% Net Smelter Return Royalty for the Central Duparquet property (Note 5).

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

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

vii)

77,500 stock options were exercised at prices ranging from $0.77 to $2.60 per share for total gross proceeds of $64,250.  In relation to the exercise, $46,970 of contributed surplus was transferred into share capital.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

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

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	711,500	$ 0.38
Granted	2,175,000	2.36
Exercised	(636,500)	0.33

Outstanding, June 30, 2008	2,250,000	$ 2.31
Granted	1,540,000	2.72
Cancelled/expired	(800,000)	2.25
Exercised	(77,500)	0.83

- Continued -

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number of Options	Weighted Average Exercise Price

Continued…

Outstanding, June 30, 2009	2,912,500	2.58
Granted	2,350,000	4.84
Cancelled/expired	(850,000)	2.64
Exercised	(1,544,000)	2.52

Outstanding, June 30, 2010	2,868,500	$ 4.44

Number of options exercisable, June 30, 2010	2,783,500	$ 4.50

Weighted average fair value of options granted during the year – $3.05 (2009 - $1.71; 2008 - $1.32)

As at June 30, 2010, the following incentive stock options are outstanding:

Number of Options	Exercise Price	Expiry Date

128,500	$ 2.60	September 22, 2010 (subsequently exercised)
340,000	2.55	February 17, 2011
200,000	2.55	February 20, 2011
300,000	2.30	September 8, 2011
1,500,000	5.35	January 22, 2013
400,000	5.80	January 27, 2013

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options

Agent’s stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	-	$ -
Granted	495,277	1.61
Exercised	(199,999)	0.75

Outstanding, June 30, 2008	295,278	$ 2.19
Granted	579,584	2.09

Outstanding, June 30, 2009	874,862	2.13
Cancelled/expired	(111,224)	2.25
Exercised	(184,054)	2.16

Outstanding, June 30, 2010	579,584	$2.09

Number of agent’s options exercisable, June 30, 2010	579,584	$2.09

Weighted average fair value of agent’s options granted during the year – $Nil (2009 - $1.44; 2008 - $1.45)

As at June 30, 2010 the following agent stock options are outstanding:

Number of Options	Exercise Price	Expiry Date

108,224	$ 2.31	July 16, 2010 (subsequently exercised)
10,000	2.45	July 16, 2010 (subsequently exercised)
255,760	2.43	September 29, 2010 (subsequently exercised)
132,430	1.25	December 22, 2010
73,170	2.05	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options (cont’d…)

Agent’s options are valued at the time of grant using the Black-Scholes option-pricing model.  The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options granted during the year:

	2010	2009	2008

Risk-free interest rate	-	2.16%	4.02%
Expected life of options	-	2 years	1.8 years
Annualized volatility	-	99.56%	117.12%
Dividend rate	-	0.00%	0.00%

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the year ended June 30, 2010, the Company granted 2,350,000 (2009 – 1,540,000; 2008 – 2,175,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $7,163,778 (2009 - $2,616,274; 2008 - $2,841,120).  The Company expensed $8,752,239 (2009 - $2,270,307; 2008 - $949,305) leaving an unamortized balance of $124,666 (2009 - $1,779,631; 2008 - $1,891,815) to be recognized during the next fiscal year.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2010	2009	2008

Risk-free interest rate	1.60%	2.02%	3.76%
Expected life of options	3.26 years	2 years	2 years
Annualized volatility	95.50%	100.98%	113.75%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, June 30, 2007	-	$ -
Warrants granted with private placements	5,024,223	1.84
Warrants granted due to exercise of agent’s options	199,999	1.00
Warrants exercised	(2,199,997)	1.00

Balance, June 30, 2008	3,024,225	$ 2.40
Warrants granted with private placements	5,795,857	2.47

Balance, June 30, 2009	8,820,082	2.44
Granted	186,326	2.42
Cancelled/expired	(612,243)	2.60
Exercised	(3,199,308)	2.43

Balance, June 30, 2010	5,194,857	2.43

Exercisable at June 30, 2010	5,194,857	$ 2.43

As at June 30, 2010 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date

582,248	$ 2.70	July 16, 2010 (subsequently exercised)
2,057,605	2.85	September 29, 2010 (subsequently exercised)
498,995	3.30	September 29, 2010 (subsequently exercised)
1,324,304	1.35	December 22, 2010
731,705	2.42	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $113,912 (2009 - $140,308; 2008 - $109,045) in geological consulting fees to a director and a former director of the Company

b)

Paid or accrued $82,171 (2009 - $46,619; 2008 - $19,663) in consulting fees to an officer of the Company.

c)

Paid or accrued $168,000 (2009 - $108,000; 2008 - $43,226) in management fees a director and officer of the Company.

d)

Paid or accrued $62,859 (2009 - $Nil; 2008 - $Nil) in legal fees to a firm whose partner is also a director of the Company.

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009) with a director and officer of the Company. Pursuant to the amended management agreement, the Company agreed to pay a management fee of $180,000 per annum which is to be paid in quarterly instalments. The Company has also agreed to pay approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

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

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2010 were as follows:

a)

The Company issued 10,000 shares valued at $57,400 to acquire the 2% Net Smelter Returns Royalty for the Central Duparquet property.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

b)

The Company allocated $2,174,807 for exercised options from contributed surplus to capital stock.

c)

The Company allocated $276,070 for exercised agent options from contributed surplus to capital stock.

d)

The Company recognized $8,752,239 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $47,709 in accounts payable.

The significant non-cash transactions during the year ended June 30, 2009 were as follows:

a)

The Company issued 304,042 shares valued at $787,155 as finders’ fees related to private placements.

b)

The Company granted 579,584 agent’s options, valued at $832,115.

c)

The Company allocated $46,970 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $2,270,307 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

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

d)

The Company allocated $272,433 for exercised agent stock options from contributed surplus to capital stock.

e)

The Company recognized $949,305 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

f)

The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

g)

The Company accrued deferred exploration costs of $979,410 and share issuance costs of $91,656 in accounts payable.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.

Fair Value

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total

Cash	$ 6,189,396	-	-	$ 6,189,396

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash is held through a major bank in Canada, which is a high credit-quality financial institution. Receivables are mainly an amount due from a vendor for an overpayment, interest receivable from the bank and taxes refundable from the government.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at June 30, 2010, the Company had current assets of $6,260,136 to settle current liabilities of $198,549.  All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance includes $5,620,000 in term deposits. The term deposits earn interest at 0.25% to 1.00% per annum.  The Company does not have any interest bearing debt.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

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

11.

INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2010	2009	2008

Loss before income tax	$ (9,863,346)	$ (3,073,715)	$ (1,357,177)

Expected income tax recovery	$ (2,885,029)	$ (929,799)	$ (445,290)
Non-deductible expenses	2,430,806	552,129	289,385
Unrecognized (recognized) benefit of non-capital losses and deferred resource expenses	153,224	(691,101)	(677,893)

Future income tax expense (recovery)	$ (300,999)	$ (1,068,771)	$ (833,798)

The significant components of the Company's future tax assets (liabilities) are as follows:

	2010	2009

Net operating loss carry forwards	$ 884,000	$ 495,000
Net capital loss carry forwards	35,000	35,000
Cumulative exploration and development expenses	(3,365,000)	(3,013,000)
Financing costs	292,000	403,000

	(2,154,000)	(2,080,000)
Less: valuation allowance	(35,000)	(35,000)

Net future income tax assets (liabilities)	$ (2,189,000)	$ (2,115,000)

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $3,525,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2030.  The Company also has approximately $280,000 in capital losses available for carry-forward indefinitely.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $4,697,000 available to reduce taxable income of future years.

During the fiscal year ended June 30, 2010, the Company issued Nil (2009 – 4,023,250; 2008 – 4,239,225) common shares on a flow-through basis for gross proceeds of $Nil (2009 - $8,027,353; 2008 - $6,499,988).  The flow-through agreements require the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties to the flow-through participants. During the year ended June 30, 2010, the Company renounced $1,499,995 exploration expenditures in relation to flow-through shares issued in the prior year. The Company recognized a future income tax liability of $2,189,000 (2009 - $2,115,000; 2008 - $150,500) and a charge of $374,999 (2009 - $3,033,271; 2008 - $984,298) to capital stock and a recovery of $300,999 (2009 – $1,068,771; 2008 – $833,798) of future income taxes.

12.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

13.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and $1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee;

v)

In the alternative, damages for wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

13.

CONTINGENCY (cont’d…)

Legal claim (cont’d…)

vi)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company;

vii)

Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are true and currently is defending the claims.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 6,260,136	$ -	$ 6,260,136	$ 2,662,159	$ -	$ 2,662,159
Capital assets	61,870	-	61,870	2,533	-	2,533
Mineral properties and deferred exploration costs	26,372,955	(18,157,055)	8,215,900	19,384,946	(15,831,446)	3,553,500

	$ 32,694,961	$ (18,157,055)	$ 14,537,906	$ 22,049,638	$ (15,831,446)	$ 6,218,192

Current liabilities	$ 198,549	$ -	$ 198,549	$ 564,989	$ -	$ 564,989
Future income tax liabilities	2,189,000	-	2,189,000	2,115,000	-	2,115,000
Shareholders’ equity	30,307,412	(18,157,055)	12,150,357	19,369,649	(15,831,446)	3,538,203

	$ 32,694,961	$ (18,157,055)	$ 14,537,906	$ 22,049,638	$ (15,831,446)	$ 6,218,192

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2010	2009	2008

Loss for the year, Canadian GAAP	$ (9,562,347)	$ (2,004,944)	$ (523,379)
Adjustments:
Mineral properties and deferred exploration costs	(2,325,609)	(11,670,872)	(4,021,876)
Flow-through share premium	-	(1,300,202)	(2,039,998)
Future income tax expenses (recovery)	(300,999)	(1,068,771)	(833,798)

Loss for the year, United States GAAP	$ (12,188,955)	$ (16,044,789)	$ (7,419,051)

Basic and diluted loss per common share, United States GAAP	$ (0.48)	$ (0.74)	$ (0.57)

Weighted average number of common shares outstanding, United States GAAP	25,170,068	21,751,739	13,026,767

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2010	2009	2008

Net cash used in operating activities,
Canadian GAAP	$ (869,346)	$ (895,644)	$ (486,583)
Mineral property and deferred exploration costs	(2,753,916)	(12,174,266)	(3,092,174)

Net cash used in operating activities, United States GAAP	$ (3,623,262)	$ (13,069,910)	$ (3,578,757)

Net cash provided by financing activities,
Canadian GAAP and United States GAAP	$ 12,065,470	$ 11,397,747	$ 10,713,944

Net cash used in investing activities, Canadian GAAP	$ (7,422,515)	$ (13,809,266)	$ (4,995,945)
Mineral property and deferred exploration costs	2,753,916	12,174,266	3,092,174

Net cash used in investing activities, United States GAAP	$ (4,668,599)	$ (1,635,000)	$ (1,903,771)

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred.  Under Canadian GAAP these costs may be deferred.  As a result, the Company expensed $2,325,609 (2009 - $11,670,872; 2008 - $4,021,876) in exploration expenses incurred during the year for US GAAP purposes.

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

During the year ended June 30, 2010, the Company issued Nil (2009 – 4,023,250; 2008 - 4,239,225) flow-through share units for total proceeds of $Nil (2009 - $8,027,349; 2008 - $6,499,998).  Under US GAAP, a premium of $Nil (2009 - $1,300,202; 2008 - $2,039,998) has been recorded and charged to the statement of operations for flow-through shares issued.

Impact of recent United States accounting pronouncements

i)

Accounting standards codification

In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162". The FASB Accounting Standards Codification ("Codification") will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The adoption of SFAS 168 did not have a significant impact on the financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Impact of recent United States accounting pronouncements (cont’d…)

(ii)

Subsequent events

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010 and it did not have a material impact on the Company’s financial statements.

Accounting pronouncements issued but not yet effective

(i)

Share-based payments

In April 2010, the FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Accounting pronouncements issued but not yet effective (cont’d…)

(ii)

Fair value measurement and disclosures

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

(a)

the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers

(b)

the reasons for any transfers in or out of Level 3

(c)

information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after 15 December 2009. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after 15 December 2010, including interim periods within those fiscal years.

The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

15.

SUBSEQUENT EVENTS

Share issuances

The following shares are issued subsequent to June 30, 2010 pursuant to exercise of options, agent’s options and warrants:

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2010

15.

SUBSEQUENT EVENTS (cont’d…)

	Number of Shares	Exercise Price	Gross proceeds

July 2010	582,248	$ 2.70	$ 1,572,070	Exercise of warrants
July 2010	108,224	2.31	249,997	Exercise of agent’s options
July 2010	108,224	2.70	292,205	Exercise of warrants
July 2010	10,000	2.45	24,500	Exercise of agent’s options
July 2010	10,000	2.95	59,500	Exercise of warrants
September 2010	128,500	2.60	334,100	Exercise of options
September 2010	498,995	3.30	1,646,684	Exercise of warrants
September 2010	255,760	2.43	621,497	Exercise of agent’s options
September 2010	255,760	2.85	728,916	Exercise of warrants
September 2010	2,057,605	2.85	5,864,174	Exercise of warrants

Granted stock options

On September 13, 2010, the Company granted 1,750,000 stock options to directors and a consultant which are exercisable at $4.15 per share until September 13, 2012.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: January 13, 2011	Signed: /s/ “Harry Miller”
Harry Miller, President and Director