Form 20-F
period 2011-06-30
Clifton Star Resources Inc.
filed 2011-12-29
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2011

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-53117

Clifton Star Resources Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

470 Granville, Suite 836, Vancouver, British Columbia, Canada  V6C 1V5

(Address of principal executive offices)

Ross Glanville, (604) 839-6927 470 Granville Street, #836, Vancouver, British Columbia  V6C 1V5

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	35,654,390

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Index to Exhibits on Page 70

CLIFTON STAR RESOURCES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Clifton Star Resources Inc. was incorporated under the Business Corporations Act (British Columbia, Canada) (the “BCABC”), under the name Houstonian Resources Inc. The Company changed its name to Clifton Star Resources Inc. on November 8, 1982. The Company was continued under the Canada Business Corporations Act (Canada) (the “CBCA”) on December 29, 2010. In this Annual Report, the “Company”, “Clifton Star”, “we”, “our” and “us” refer to Clifton Star Resources Inc. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 470 Granville Street, #836, Vancouver, British Columbia, Canada, V6C 1V5.  Our telephone number is 604-688-4706.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Corporate information may be found at the Company’s website: www.cliftonstarresources.com

BUSINESS OF CLIFTON STAR RESOURCES INC.

Clifton Star Resources Inc. (the “Company”) is a mineral exploration company.  Its main focus is on exploring its property interests (primarily the Duparquet Project) in Quebec, Canada.

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

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties, and will be subject to certain risks, since its prospects are located in Canada, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2011, 2010 and 2009 ended June 30th was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/2011	6/30/2010	6/30/2009	6/30/2008	6/30/2007
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($4,860,796)	($9,562,347)	($2,004,944)	($1,357,177)	($345,260)
Net Income (Loss)	($4,860,796)	($9,562,347)	($2,004,944)	($523,379)	($345,260)
Basic/Diluted (Loss) Per Share	($0.15)	($0.38)	($0.09)	($0.04)	($0.04)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	33,454,231	25,170,068	21,751,250	13,026,767	9,269,029
Period-End Shares O/S	35,654,390	28,754,198	23,816,836	17,354,439	9,335,330
Working Capital	$16,803,118	$6,061,587	$2,097,170	$4,715,962	$352,016
Mineral Property Interests	$31,590,440	$26,372,955	$19,384,946	$5,079,074	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$46,503,471	$30,307,412	$19,369,649	$10,648,154	$565,738
Total Assets	$48,843,384	$32,694,961	$22,049,638	$11,985,206	$731,538
US GAAP
Net Income (Loss)	($5,989,631)	($12,188,955)	($14,669,588)	($7,419,051)
Net Income (Loss) Per Share	($0.18)	($0.48)	($0.67)	($0.57)
Mineral Property Interests	$12,715,900	$8,215,900	$3,553,500	$918,500
Shareholders’ Equity	$27,628,931	$12,150,357	$3,538,203	$5,885,578
Total Assets	$29,968,844	$14,537,906	$6,218,192	$7,824,632

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

Table No. 2
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close

November 2011		$1.05	$1.01	$1.02
October 2011		1.06	0.99	0.99
September 2011		1.04	0.98	1.04
August 2011		0.99	0.96	0.98
July 2011		0.97	0.94	0.95
June 2011		0.99	0.96	0.96

Fiscal Year Ended 6/30/2011	$1.00	$1.06	$0.95	$0.96
Fiscal Year Ended 6/30/2010	1.06	1.16	1.00	1.16
Fiscal Year Ended 6/30/2009	1.17	1.30	1.03	1.11
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.04	1.06

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

Clifton Star Has No Reserves on the Properties in Which It Has an Interest, and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The expenditures to be made by Clifton Star in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. To date, no mineralized material in commercial quantities has been discovered on any of the properties in which Clifton Star has an interest. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and this occurrence could ultimately result in Clifton Star having to cease operations.

If the Company Fails to Make Any Scheduled Payments Due or Fails to Meet any Milestones Associated with its Property Agreements, It Will Lose Its Interest in the Properties.

To earn the remaining 90% interest in Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated October 26, 2009, the Company must pay $22 million in cash by December 1, 2012 and pay an additional $30 million in cash by December 1, 2017. If the Company is unable to make the scheduled payments under the agreements, it will lose its right to acquire the remaining interests in those properties.

The Company's Shares are Currently Subject to a Cease Trade Order and There is No Current Active Trading Market for the Common Stock.

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The reason for the order was the Company's failure to file certain documents with Canadian regulators as required under National Instrument 51-102, Continuous Disclosure Obligations, and National Instrument 43-101, Standards of Disclosure for Mineral Projects. Until the Company is able to satisfactory satisfy the conditions of the Order, the Common shares are suspended from trading in Canada. In order to resume trading on the TSX Venture Exchange, the Company's current primary trading market, it must satisfy the conditions of the BCSC Order and complete a review by the TSX Venture Exchange to determine if the Company is in compliance with the Exchange's Continued Listing Requirements. If the Company is unable to satisfactory meet the conditions of the BCSC Order, or meet the TSX-V Continued Listing Requirements, the Company's common shares will remain suspended from trading and shareholders may be unable to buy or sell the Company's shares.

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

As of November 30, 2011, Clifton Star had 4,285,000 share purchase options outstanding.  If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 35,654,390 to 39,939,390.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At November 30, 2011, there were 4,285,000 share purchase options and agent’s options outstanding, which, if exercised, would result in an additional 4,285,000 common shares being issued and outstanding.  For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star does not have Positive Cash Flow and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

Clifton Star is Dependent on Key Personnel, and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Clifton Star’s growth will depend on the efforts of its Senior Management, particularly its President/Director, Michel Bouchard; its Chairman, Ross Glanville; its Chief Financial Officer, Ian Beardmore; its Corporate Secretary and Senior Advisor, Harry Miller; and its directors, Philip Nolan and Peter Gundy. Clifton Star does not carry key-man insurance on any individuals.

Clifton Star’s Management has Abandoned Business Plans and Changed Industries with Prior Companies

Members of Clifton Star’s current management, including Harry Miller, former President/CEO and current Corporate Secretary, have been past officers and directors of other companies that have abandoned their business plans and changed industries. Clifton Star has raised funds through flow-through common share offerings that require funds raised to be spent on qualifying mineral exploration activities by a certain date.  If the Company were to change its business plan to an industry other than mineral exploration, it would be in probable breach of the terms of the flow-through subscription agreements.  A breach would likely cause the Company to lose any unspent funds raised through flow-through common share offerings, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax. Such a breach would have a material adverse effect on the Company’s financial condition. If Clifton Star were to abandon mineral exploration and adopt a new business plan, it would likely require the appointment of new officers and/or directors, and have a negative effect on the Company’s financial position.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Clifton Star. Clifton Star is a corporation continued under the CBCA.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States, and shareholders may find it more difficult to sell their shares.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Clifton Star to cease operations. If that were the case, investors would lose their entire investment in the Company.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Clifton Star Resources Inc. engages in the exploration of several mineral properties in Canada.  Its primary project is the Duparquet Project in Quebec, which consists of 5 properties under separate acquisition and option agreements which the Company may purchase by making the required payments.

The Company’s executive office is located at:

470 Granville Street, #836, Vancouver, British Columbia, Canada  V6C 1V5

Telephone: 604-688-4706

Facsimile: 604-688-4722

e-mail: mbouchard@cliftonstarresources.com

website: www.cliftonstarresources.com

The Company’s executive offices are located in premises of approximately 425 sq. ft., and Clifton began occupying these facilities in June 2008.  The Company rents office space on a month-to-month basis with no annual commitment. Rental costs are $480 per month.

The contact person is Michel Bouchard, and his email is mbouchard@cliftonstarresources.com

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”; and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges in Germany.

The Company has an unlimited number of common shares without par value authorized.  At June 30, 2011, the end of the Company's most recent fiscal year, there were 35,654,390 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation

The Company was incorporated by Articles of Incorporation under the BCABC on April 30, 1981, under the name “Houstonia Resources Ltd.”.  The Company changed its name to Clifton Star Resources Inc. on November 8, 1982. At the Company’s annual general meeting held on December 15, 2004, the Company adopted new Articles to comply with the new British Columbia Corporations Act. The Company was continued under the CBCA on December 29, 2010.

Historic Corporate Development

Upon incorporation, the Company was in the business of acquiring and exploring mineral properties. On March 12, 2000, faced with unsuccessful exploration results and the inability to finance further mineral property efforts, the Company had divested all of its interest in mineral properties. In March 2000, the Company signed a purchase and sale agreement to acquire controlling interest in a satellite communications industry company. During Fiscal 2001, the acquisition effort was abandoned by the Company. Since that time until September 2006, the Company was in the process of reorganizing and re-evaluating its business operations and future opportunities.

On September 20, 2006, the Company signed an option agreement (subsequently amended May 14, 2007 and June 11, 2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2908, November 24, 2008, April 8, 2009, and October 26, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively, with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in the Beattie-Donchester-Dumico gold properties, pursuant to the October 26, 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010 to earn a 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. Once the final payment is made, the Company will have a 100% interest with no NSR

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec.

Osisko Joint-Venture Agreement

In December 2009, the Company entered into joint venture agreement (since terminated) with Osisko Mining Corporation ("Osisko") regarding a Joint Venture (the "Joint Venture") on Clifton's Duparquet Project (the "Project"), which consists of the Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties.

Under the agreement, Osisko was to make contributions to the Joint Venture in the first year, which commenced on January 1, 2010, of an aggregate minimum of $15 million.  Thereafter, Osisko agreed:

a.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the second year, which shall commence on January 1, 2011;

b.

to contribute an aggregate of $23.6 million in earn-in payments to the Joint Venture in the third year, which shall commence on January 1, 2012; and

c.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the fourth year, which shall commence on January 1, 2013; and

d.

by making such payments (aggregate total of $70 million) Osisko shall earn a 50% interest in the Joint Venture over a period of four years (the "Option Period"). Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the Option Period to acquire the 50% interest under the Joint Venture.  Earn-in payments shall be used by the Joint Venture to fund the activities of the Joint Venture.

In addition to the payments above, Osisko agreed to loan money to Clfiton to facilitate payment to the underlying property owners which would assist Clifton in securing full title to the property. Under the agreement, Osisko agreed to advance to Clifton:

a.

for a period of 24 months the principal amount of $8.5 million (the "$8.5 Million Loan") at a rate of interest per annum of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment. Clifton did not take advantage of the $8.5 million loan, and it is therefore no longer available.

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

The $22.5 Million Loan ( the "Loan") would be unsecured, and would be evidenced by promissory notes in such amounts as are specified herein and delivered upon execution of the definitive Joint Venture agreement.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the project. However, Clifton retains the right to access a loan of $22.5 million from Osisko for the payment to the property vendors that is due on or before December 1, 2012. The loan would be for a period of 36 months at an interest rate of 5%. If Clifton were to access the funds, the Company would have the right to retire the loan by the issuance of Clifton common shares to Osisko at a price of $3.12 per share for the principal and at the market price of the shares for the interest.

Shareholder Right’s Plan

At the Annual/Special Meeting of Shareholders held on December 13, 2010, a Shareholder Right’s Plan was approved.

The purpose of the Shareholder Rights Plan is to provide the Board of directors and Shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. Refer to ITEM #10.B.  "Memorandum and Articles of Association - Shareholder's Right's Plan".

British Columbia Cease Trade Order

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The reason for the order was the Company's failure to file certain documents with Canadian regulators as required under National Instrument 51-102, Continuous Disclosure Obligations, and National Instrument 43-101, Standards of Disclosure for Mineral Projects. As detailed in the Order, the Company failed to file compliant technical reports on the Beattie, Donchester and Duquesne properties, as well as related material change reports. The Company is working diligently to have the cease-trade order lifted and the stock returned to trading on the TSX Venture Exchange as soon as possible. To date, the Company has filed on SEDAR NI 43-101 reports for the Beattie and Duquesne properties. The other required document, which is an NI 43-101 Report on the Donchester Property, was delivered to the B.C. Securities Commission for review in early December. The company is presently in talks with the BC Securities Commission to have the report accepted and filed. The Company has also engaged InnovExplo, and independent geologic consulting firm, to prepare a comprehensive NI 43-101 report which will cover all of the contiguous properties which make up the Duparquet Project, including Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties.

TSX Venture Exchange Trading Suspension

In conjunction with the BCSC Cease-trade order, the Company has been suspended from trading on the TSX Venture Exchange, its primary trading market. In order to resume trading on the TSX Venture Exchange, it must first satisfy the conditions of the BCSC Order. Once the BCSC Order is lifted, the Company will then be required to satisfactory complete a review by the TSX Venture Exchange to determine if the Company is in compliance with the Exchange's Continued Listing Requirements in order to resume trading on the Exchange.

Material Effects of Government Regulations

The specific laws, regulations and permitting requirements which Clifton Star is subject to are the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work from the Ministry of Natural Resources and Fauna of Quebec.

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2011	$5,508,579	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2010	$8,115,902	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2009	$13,809,266	Mineral Property Acquisition and Deferred Exploration Costs

Financings

The Company has financed its operations through funds raised via public/private placements of common shares. In addition, shares have been issued upon exercise of options and warrants; for the acquisition of property, and as agent commissions. Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Net Amount
Fiscal 2011	Private Placement	182,000 Shares	$1,001,000

Fiscal 2010	No Financings

Fiscal 2009	Private Placement (Flow-Thru)	1,324,304 Units	$1,655,380
	Private Placement	2,057,605 Units	$4,999,980
	Private Placement (Flow-Thru)	499,995 Units	$1,499,985
	Private Placement (Flow-Thru)	1,082,248 Units	$2,499,993
	Private Placement (Flow-Thru)	100,000 Units	$245,000
	Private Placement (Flow-Thru)	284,998 Units	$626,995

Fiscal 2008	Private Placement (Flow-Thru)	833,238 Units	$1,833,124
	Private placement (Flow-Thru)	793,746 Units	$1,666,867
	Private Placement	500,000 Units	$1,000,000
	Private Placement (Flow-Thru)	612,243 Units	$1,499,995
	Private Placement (Flow-Thru)	1,999,998 Units	$1,499,999

Plan Of Operations

Source of Funds for Fiscal 2012 Ending June 30, 2012

The Company’s primary source of funds since incorporation has been through the issuance of equity. As of June 30, 2011, the Company had working capital of $16,803,118 which Management believes is sufficient to meet its anticipated property exploration and general and administrative expenses for fiscal 2012.

Use of Funds for Fiscal 2012 Ending June 30, 2012

During Fiscal 2012, the Company estimates that it might expend approximately $1,500,000 on general/administrative and investor relations’ expenses. During Fiscal 2012, the Company estimates that it will not expend any funds on property acquisition and but will spend approximately $3.0 to to $4.0 million on exploration on, and advancement of, its mineral projects.

Anticipated Changes to Facilities/Employees

The Company may add two or three additional personnel in fiscal 2012.

United States vs. Foreign Sales/Assets

During the 3 most recent fiscal years, the Company had no sales revenues.

All of the Company's assets are located in Canada.

4.B.  BUSINESS OVERVIEW

Clifton Star Resources Inc. (“the Company”) was incorporated under the BCABC and continued under the CBCA on December 29, 2010. The Company is primarily engaged in the acquisition and exploration of mineral properties. The Company's primary project is the Duparquet Project in Quebec, which consists of the Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties.

Overview of Duparquet Project

Clifton is advancing a large gold project (the “Duparquet Project”) that is located in a politically secure area of the world. The location in the province of Quebec is considered to be a major advantage when compared to the locations of other gold projects in many other jurisdictions, since the government of Quebec is mining-friendly, provides tax credits for exploration, has an extensive and experienced mining labor pool, and provides good infrastructure.

The Porcupine Destor Fault, or associated faults, pass through the Duparquet property, but this area has been relatively unexplored in the past. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton has the right to acquire an additional 90% of the Duparquet Project in addition to the 10% in already owns by making cash payments to the underlying owners, of which $8.5 million has been paid. Additional payments ($22 million required prior to the end of 2012 and an additional $30 million prior to the end of 2017) must be made in order for Clifton to obtain the 100% interest.

Osisko Mining Corporation (“Osisko”), the Company’s former joint venture partner, was granted the option in late 2009 to earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project. During 2010, Osisko spent over $15 million (and drilled approximately 123,000 metres), and thereby met their minimum requirement of $15 million of expenditures in 2010 in order to maintain their right to earn 50%.  However, in June of 2011, Osisko decided to exit the Duparquet Project, leaving Clifton with the right to earn 100% (with no interest being earned by Osisko).

Since Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated. Clifton’s program for 2011 (after Osisko exited the project in June 2011) is expected to cost approximately $2.0 million, with most of that directed to drilling, while about 10% of the total budget will be directed towards metallurgical testing (including obtaining representative samples for additional testing).

During the year, the Company failed to file certain required documents.  As a result, the B.C. Securities Commission issued a Cease Trade Order in British Columbia. The Company filed two of the required documents (an NI 43-101 Report on the Beattie Property and an NI 43-101 Report on the Duquesne Property), and in early December delivered the other required document, which is an NI 43-101 Report on the Donchester Property, was delivered to the B.C. Securities Commission for review. The company is presently in talks with the BC Securities Commission to have the report accepted and filed.

In addition to the foregoing, Clifton is engaging InnovExplo, a geological consulting firm, to prepare a comprehensive NI 43-101 Report, which will cover all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit).

The Company’s exploration properties are without proven reserves, and are all currently at the exploration stage.

Exploration Activities

During fiscal 2010 ended June 30, 2010, the Company incurred total exploration expenditures of $15 million (2009 - $11.7 million), spent on diamond drilling, assaying, surfacing mapping & exploration programs, two Master’s thesis programs with the University of Ottawa and others, airborne geophysics, digitization of underground and drill results (1987-2010), and 3D compilations.  A total of 122,953 meters (2009 - 88,743) was drilled, and a total of 384 holes (2009 - 247) were completed during the year. The  average depth of drilling was 320 meters at an average cost of $51 per meter.

The following table outlines the completed drilling on each respective property during Fiscal 2010 and 2009:

2010
Property	Number of Holes Drilled	Total Meters Drilled
Beattie	219	69,806
Donchester	79	27,074
Dusquesne	69	20,275
Central Duparquet	16	5,648
Hunter	1	150
TOTAL	384	122,953

2009
Property	Number of Holes Drilled	Total Meters Drilled
Beattie	129	41,319
Donchester	94	30,320
Dumico	7	2,290
Dusquesne	17	14,814
Central Duparquet	---	---
TOTAL	247	88,743

During fiscal 2011 ended June 30, 2011, the Company incurred exploration expenditures on its properties totaling $937,121. A 10-hole drill program was conducted at the Hunter Property in Quebec, while other expenditures were spent on completing the scheduled programs at the Duparquet Project after the withdrawal of Osisko from the Joint-Venture.

Expenditures on the Company’s properties are detailed below:

FY2011	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$nil	$612,400	$2,103,500	$2,200,000	$2,200,000	$1,100,000	$nil	$8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000
Acquisition costs, end of year	$nil	$612,400	2,103,500	4,000,000	4,000,000	2,000,000	$nil	12,715,900

Deferred exploration costs, beginning of year	$nil	$4,594	$5,693,925	$6,966,252	$4,748,662	$680,008	$nil	$18,157,055
Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,224	597	108,712	3,330	-	75,159	189,042
Geological consulting	-	31,513	48,886	136,815	56,180	20,750	58,125	352,269

Total additions during the year	$nil	32,757	49,985	308,807	59,510	20,750	465,312	937,121

Costs recovered	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)

Deferred exploration costs, end of year	$63,614	36,094	5,675,588	7,190,889	4,745,088	697,955	465,312	18,874,540
Total mineral property and deferred exploration costs	$63,614	$648,494	$7,779,088	$11,190,889	$8,745,088	$2,697,955	$465,312	$31,590,440

FY2010	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total
Acquisition costs, beginning of year	$nil	$400,000	$1,653,500	$600,000	$600,000	$300,000	$3,553,500
Additions during the year	$nil	212,400	450,000	1,600,000	1,600,000	800,000	4,662,400
Acquisition costs, end of year	$nil	612,400	2,103,500	2,200,000	2,200,000	1,100,000	8,215,900
Deferred exploration costs, beginning of year	$nil	$12,484	$5,706,491	$5,361,330	$4,485,991	$265,150	$15,831,446
Additions during the year:	$nil
Assays	$nil	$nil	9,823	193,423	88,011	10,422	301,679
Camp costs	$nil	$nil	3,289	34,540	7,665	$nil	45,494
Consulting	$nil	$nil	$nil	11,387	4,787	$nil	16,174
Drilling	$63,614	$nil	$nil	819,710	6,399	384,480	1,274,203
Field expenditures	$nil	$nil	6,066	157,400	74,881	$nil	238,347
Field personnel	$nil	$nil	700	106,638	95,498	7,655	210,491
Geological consulting	$nil	7,250	75,376	513,057	180,314	18,111	794,108
Geophysical	$nil	$nil	130,324	$nil	$nil	$nil	130,324
Line-cutting (recovery)	$nil	$nil	$nil	$nil	(1,500)	3,600	2,100
Mapping	$nil	$nil	3,432	3,432	3,432	13,300	23,596
Mobilization and demobilization	$nil	$nil	1,566	$nil	$nil	$nil	1,566
Property leases and taxes	$nil	$nil	1,102	$nil	$nil	$nil	1,102
Telephone and communication	$nil	$nil	200	$nil	$nil	$nil	200
Travel, transport and freight	$nil	$nil	43,211	$nil	$nil	$nil	43,211
Total additions during the year	$63,614	7,250	275,089	1,839,587	459,487	437,568	3,082,595
Costs recovered	$nil	(15,140)	(287,655)	(234,665)	(196,816)	(22,710)	(756,986)
Deferred exploration costs, end of year	$63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,005
Total mineral property and deferred exploration costs	$63,614	$616,994	$7,797,425	$9,166,252	$6,948,662	$1,780,008	$26,372,955

FY2009	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Duquesne Property	Total
Acquisition Costs, Beginning of Year	Nil	Nil	Nil	Nil	$918,500	$918,500
Additions during year	$600,000	$600,000	$300,000	$400,000	$735,000	$2,635,000
Acquisition Costs, End of Year	$600,000	$600,000	$300,000	$400,000	$1,653,300	$3,553,500

Deferred Exploration Costs, Beginning of Year	Nil	Nil	Nil	Nil	$4,160,574	$4,160,574
Additions during year				Nil
Assays	$283,157	$107,007	$8,795	Nil	61,595	460,554
Camp Costs	57,632	8,298	1,510	Nil	34,920	102,360
Consulting	49,674	9,837	Nil	Nil	Nil	59,511
Drilling	4,137,779	3,984,341	216,516	Nil	952,493	9,291,129
Field Expenditures	152,707	42.882	5,206	$608	141,079	342,482
Field Personnel	217,515	108,528	11.928	Nil	77,730	415,701
Geological Consulting	443,968	210,016	21,195	11,876	220,077	904,132
Geophysical	Nil	Nil	Nil	Nil	7,905	7,905
Line-Cutting	5,816	5,000	Nil	Nil	Nil	10,816
Mapping	12,230	12,230	Nil	Nil	14,611	39,701
Miscellaneous	Nil	Nil	Nil	Nil	3,844	3,844
Mobilization/Demobilization	Nil	Nil	Nil	Nil	16,673	16,673
Travel/Transport/Freight	852	852	Nil	Nil	14,990	16,694
Total Additions during year	$5,361,330	$4,485,991	$265,150	$12,484	$1,545,917	$11,670,872
Deferred Exploration Costs, End of Year	$5,361,330	$4,485,991	$265,150	$12,484	$5,706,491	$15,831,446

Total Mineral Property and Deferred Exploration Costs	$5,961,330	$5,085,991	$565,150	$412,484	$7,359,991	$19,384,946

The Company's principal project is the Duparquet Project in Quebec. The Company also has the Hunter Project, which is located near the Duparquet Project, and the Cat Lake Property in Manitoba. Descriptions of the Company's properties are given below.

Duparquet Project

Quebec, Canada

Gold Exploration

The Duparquet Project consists of the Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties. The properties are located in Northwest Quebec, Abitibi West County. The town of Duparquet is located partially within the property boundaries of the Beattie property.

The Company assembled the project through separate agreements for each of the 5 properties.

Currently, the Company has a 10% interest in the private companies which, in turn, have a 100% interest in the Beattie, Donchester and Dumico properties. Clifton may acquire the remaining 90% interest by making cash payments to the vendors of $22,000,000 by December 1, 2012 and an additional $30,000,000 by December 1, 2017.

Clifton has a 100% interest in the Central Duparquet and Duquesne properties.

Figure No. 1

Duparquet Project

Location Map

La Sarre
Authier-Nord
Macamic
Authier
Palmarolle
Ste-Rose-de-Poularies
Taschereau
393
101
111
C.N.
Launay
Villemontel
St-Félix
109
397
Despinassy
Rochebaucourt
Duparquet
388
Parc Aiguebelle
Amos
La Morandière
Ste-Gertrude-de-Villeneuve
386
St-Mathieu
St-Marc
395
D'Alembert
Barraute
113
Belcourt
Senneterre
La Corne
Rouyn-Noranda
Evain
McWatters
117
Cadillac
Rivière Héva
Vassan
Beaudry
Val-Senneville
Obaska
Malartic
Sullivan
Jacola
Dubuisson
Val-d'Or
Cloutier
Louvicourt
Beattie / Donchester Properties
25 km
N
60°
Labrador Sea
Kuujjuarapik
Schefferville
Chisasibi
Radisson
NEWFOUNDLAND & LABRADOR
QUÉBEC
Fermont
Waskaganish
Némiscau
Beattie / Donchester Properties
Havre- St.Pierre
50°
Sept-Iles
La Sarre
Matagami
Chibougamau
Ile D' Anticosti
Rouyn-Noranda
Amos
Gaspé
Rimouski
Val d'Or
Chicoutimi
Atlantic
NEW BRUNSWICK
Québec
Trois-Rivières
Montréal
Thetford-Mines
ONTARIO
OTTAWA
Sherbrooke
U.S.A.
0 100 200 300 400
Kilometres
Toronto
May 2008
Clifton Star Resources Inc.
Beattie / Donchester Mines
Duparquet Township, Quebec
Location Map
Figure 1

Figure No. 2

Duparquet Project

Location Map

Figure No. 3

Beattie/Donchester/Dumico Properties

Property Map

Municipalité de Rapide-Danseur
Ville de Duparquet
388
BEATTIE
DONCHESTER
Banc d'emprunt
glory hole
A ZONE
NORTH ZONE
Beattie Shaft
Donchester Shaft
Duparquet
SOUTH ZONE
DUMICO
CH. DU LAC
CH. DU MOULIN
Île Amik
Île Leblanc
Île aux Cochons
Île Demil
LAC DUPARQUET
Pointe à Lemieux
Île aux Goélands
Dugros
Clifton Star Resources Inc.
Beattie / Donchester Location Map
0
0.5
1.0
kilometre

Figure No. 4

Duquesne Gold Property

Claim Map

Acquisition Details

Each of the 5 properties which together comprise the Duparquet Project is covered under a separate agreement.

The Company has a option to acquire a 100% interest in the Beattie, Donchester and Dumico properties  under three mineral property option agreements dated May 1, 2008 (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, and October 26, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.

As per the amended agreements, the Company may acquire 100% of the issued and outstanding shares of the three companies under the following terms:

To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the October 26, 2009, amended agreement, the Company must: pay $8.5 million in cash to the vendors by June 1, 2010 to earn an initial 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. When all the payments have been made, the Company will own 100% of each of the three companies, each of which own a 100% interest in the properties.

The Company currently has a 10% interest in the Beattie, Donchester, and Dumico properties.

Clifton has a 100% interest in the Duquesne property. Under an option agreement dated September 20, 2006, (subsequently amended May 14, 2007, and June 11, 2007) Clifton could acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Destor Township, Quebec. Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period. The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000. On June 30, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property, subject to the 3% NSR.

During the year ended June 30, 2009, the Company acquired additional claims totaling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims totaling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property.  The optionor retains a 2% Net Smelter Return Royalty on these claims.

The Company currently has a 100% interest in the Central Duparquet property. Under an option agreement dated December 15, 2008, Clifton may acquire a 100% interest in the Central Duparquet Property by paying the optionor $400,000 cash, which was paid on January 31, 2009. The optionor retained a 2% NSR, which Clifton acquired from the optionor on February 26, 2010 by paying $155,000 cash and issuing 10,000 common shares valued at $57,400. The Central Duparquet property is also subject to a transfer restriction. During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

Osisko Joint-Venture

In December 2009, the Company entered into joint venture agreement with Osisko Mining Corporation ("Osisko") regarding a joint venture on Clifton's Duparquet Project, which was comprised of the Company's Central Duparquet, Duquesne, Beattie, Donchester, and Dumico properties.  As per the agreement, Osisko contributed $15,000,000 to the Joint Venture during the first year which funded the calendar 2010 exploration programs. Osisko exited the project in June 2011, and has no further direct interest in the Joint Venture or the projects. Clifton reassumed operation of the properties upon Osisko's departure.

Property Description

The properties all lie near the town of Duparquet in Northwest Quebec, Canada.

The Beattie Mine Property consists of the surface rights and underground Mining Concession MC#292 of 942.2 acres. The Donchester Mine Property is Mining Concession #384 of 823.5 acres. The Dumico property is claims C003231 and C003232 which total 238 acres. The Central Duparquet property consists of 18 mineral claims totaling 293 hectares

The Duquesne property originally consisted of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township. During Fiscal 2009, the Company acquired additional claims totaling 964 hectares known as the Duquesne Extension; the Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company acquired claims totaling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

The properties are located in Northwest Quebec, Abitibi West County. The town of Duparquet is located partially within the property boundaries of the Beattie property. All of the properties are accessible by all-weather paved Highway from the cities of Rouyn-Noranda and a series of all-weather gravel roads.  Duparquet is reached by going north from Noranda on Highway #101 for approximately 32 kilometers and then 14.5 kilometers west on Highway #393.

Work can be conducted on the properties throughout the year.  Although snowfall and accumulations of 1-3 feet occur from mid-November to mid-April, the weather is generally not severe enough to halt exploration or mining operations in the area.

The town of Duparquet contains skilled workers and housing, while the cities of Rouyn-Noranda currently provide labor and supplies to numerous exploration and mining operations throughout the region.Water and power is available to the properties from Duparquet.

Several of the properties have historical mineral production, although most of the former mine buildings on the properties have been dismantled and removed. However, a concentrate roaster remains intact on the Beattie Mine site. Tailings from the historical mining operations exist on portions of the properties. The Beattie Mine milled ore on-site from 1933 to 1956, which was processed by flotation, roasting, and cyanidation. When the ore was roasted, arsenic in the form of arsenic trioxide was collected, and is currently contained on the property within one cement reservoir and within metal and plastic drums stored in seven secured truck trailers. At the request of the Quebec government, a fence and locked gates has been placed around the arsenic trioxide storage containers as well as the roaster and mill remnants.

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

History

The Beattie Mine has seen the highest level of operation of the 5 properties, including mining and milling on-site between 1933 and 1956.  Gold was first discovered in Duparquet Township by John Beattie in 1910, but the first claims in MC292 were staked by Mr. Beattie in 1923.  The Main or North orebody was discovered in 1930, and a six-compartment shaft was sunk to a depth of 1,150 feet, with nine levels established at 150-foot intervals. A 2,000 ton per day flotation plant was built and production started in 1933, with a cyanidation plant installed in 1934 and a roaster added in 1937. Additional shafts were sunk to support higher production rates, which rose to 1,900 tons/day in 1941/1942. The owner of the property acquired the Donchester property in 1941, and mining proceeded at Donchester from 1946 to 1956, with the ore processed at the Beattie mill. Due to rising costs, production ceased at both Beattie and Donchester. The Beattie mill processed a total of 10,614,421 tons at an average grade of 0.126 oz gold per ton. Of that total, 1,350,000 tons grading 0.14 oz/ton gold were mined from the Donchester property.

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

On the Donchester property, exploration work commenced in 1990 and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. From 1987 to 1991, Radisson Mining Resources Inc. had complied with orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site to original.  The head-frame was taken down and the shaft cement-capped.  All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed.  Ore material extracted was taken off-site to be processed.. All trailers and buildings (including head-frame) were taken off site. Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities and, in the opinion of the Company, there are no environmental concerns outstanding.

The Duquesne property first was explored by various property holders in 1923. In 1941 a shaft was sunk down to 152.4 meters, and by 1945 this shaft went to a depth of 266.7 meters. By 1949, the Duquesne Mine consisted of a total of nine levels down to a depth of 390 meters.  Production of gold continued from 1949 until the end of 1952. Exploration work began again in 1962 when 1993 meters of drilling was completed in fourteen drill holes to test the extension of the ore zone below the seventh level. In 1986 further exploration work, consisting of magnetic surveys, VLF electromagnetic surveys, geological surveys and sampling surveys, was completed. Twenty drill holes, consisting of 3,048 meters, were also completed to outline west extensions and parallel zones located north of the Duquesne Mine workings. In 1987 and 1988 additional surface and underground exploration work consisting of shaft dewatering and rehabilitation, resource calculations, geological mapping and sampling was completed. During this time, 37,365 meters of underground exploration drilling and 18,504 meters of surface drilling was also completed. From 2000 until its acquisition by the Company, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft were there was little exploration work done in the past. Mineralization was encountered.

Central Duparquet lies between the Donchester and Dumico properties, and drilling by previous operators returned gold intersections along strike.

Recent Drill Programs

The drill programs over the past three completed calendar years consisted of the following:

•

2008:    212 diamond drill holes, consisting of 72,152 metres

•

2009:    183 diamond drill holes, consisting of 56,774 metres

•

2010:    383 diamond drill holes, consisting of 122,803 metres

The 2010 drilling consisted of 219 holes at Beattie (69,806 metres at an average length per hole of 319 metres), 79 holes at Donchester (27,074 metres at an average length per hole of 343 metres), 16 holes at Central Duparquet (5,648 metres at an average length per hole of 353 metres), and 69 holes at Duquesne (20,275 metres at an average length per hole of 294 metres).

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March of 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature, which includes several parallel units that are observed on all of the properties. Several magnetic high anomaly structures trending east-west and northeasterly can be observed from the survey. These anomalous areas will be followed up by Clifton.

Anticipated Exploration

The 2011 summer exploration program solely carried out by Clifton, commenced in June, and consists of a planned drilling program of approximately 10,000 metres, as well as extensive metallurgical testing. The drilling is intended to extend some of the 2010 holes (drilled by Osisko) below a vertical depth of 400 metres, and to a maximum vertical depth of about 600 metres (approximately 40 holes at Beattie and 20 holes at Donchester). The total budget for the foregoing program is estimated to be approximately $2.0 million, and is designed to add to resources at depth for potential underground operations in addition to the open pit potential.

In October 2011, the Company announced that it has engaged InnovExplo to prepare a comprehensive technical report on the entire Duparquet Project, which is expected in the spring of 2012.

Mineral Resources

The current mineral resource estimates are as set out below for each of the properties that make up the Duparquet Project.

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

Beattie Mine Property

In May 2011, SGS Geostat prepared an NI 43-101 compliant resource report on the Beattie property, and determined an in-situ resource (all inferred) of 56.220 million tonnes grading 1.53 gpt gold (2.773 million contained ounces) at a cut-off grade of 0.67 gpt gold. Utilizing the foregoing inferred in-situ resource, SGS Geostat performed an open-pit optimization in order to evaluate the potential of the deposit. Based on a gold price of US$1,100 per ounce (and mining costs of $1.50 per tonne, processing costs of $20 per tonne, metallurgical recovery of 85%, rock slope angle of 50 degrees, and overburden angle of 30 degrees), SGS Geostat calculated an in-pit resource of 31.950 million tonnes grading 1.67 gpt gold (1.717 million contained ounces).  SGS Geostat also determined an in-pit resource at a gold price of US$1,500 per ounce, which was stated to be 55.920 million tonnes grading 1.39 gpt gold (2.499 million contained ounces) at a cut-off grade of 0.49 gpt gold.

It should also be noted that the foregoing Beattie resources do not include the significant potential for underground resources, which might be delineated with deeper drilling. A significant portion of the Company’s exploration program for July to December 2011 is to extend about 60 drill holes from their maximum vertical depth of around 400 metres to depths of about 600 metres..

Donchester Mine Property

An updated NI 43-101 resource is being prepared for the Donchester Mine Property, and was filed with the BC Securities Commission in early December 2011.

Metallurgical Testing

Following the end of the joint venture with Osisko, the Company is continuing metallurgical studies at SGS (Lakefield, Ontario), which are designed to investigate the use of flotation, pre-oxidation, and cyanidation across six different mineralized zones of the Duparquet Project. Prior metallurgical testing has indicated good gold recoveries with commonly utilized treatment processes.

Dr. David Dreisinger is Clifton’s independent metallurgical consultant, who has been working with the Company to determine the optimum process alternative(s) for the Duparquet deposits. He will be reviewing and monitoring the SGS program. The tests will try to optimize the gold recovery by using flotation, cyanidation and off-the-shelf pressure oxidation processes. As well, additional tests will be carried out using the BIOX and ALBION process technologies for biological and atmospheric oxidation, respectively.

In addition to the foregoing, two samples from the tailings deposit have been taken for metallurgical testing. This testing is designed to consider the mineralogy of the tailings, the response to flotation and cyanidation, and the possible use of pressure oxidation and cyanidation to treat the tailings flotation concentrate using the same techniques as above.

In addition to the metallurgical recovery testing, the program is also designed to determine the Bond work index of the different samples.

Hunter Mine Property

Quebec, Canada

Copper/Silver Exploration

The Hunter Mine Property is a former copper/gold producer totaling 942.2 acres located just north of the Beattie/Donchester mine properties. The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, and October 26, 2009) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project" description.

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

In fiscal 2011, the company completed 10 drill holes on the Hunter property. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7 which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays ranged from about 10 to 30 grams per tonne. Other than hole #7, most of the intersections were at depths of 200 to 300 meters.

Cat Lake Mine Property

Manitoba Province, Canada

Nickel/Copper Exploration

The Cat Lake Mine Property is a former copper/nickel producer totaling 238 hectares located northeast of Winnipeg, Manitoba.  The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, and October 26, 2009) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project" description.

The mine stockpiled ore produced from four underground levels until closure in 1957.  A 1,000 ton/day concentrator was installed on the property but was never operational before the mine’s closure.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered with the best intersection being 24.5 metres averaging 0.78% copper and 0.37% nickel (from 55.5 metres to 80.0 metres).

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended June 30, 2011, 2010 and 2009 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

The Company is currently primarily engaged in the exploration of mineral properties.  The Company's principal project is the Duparquet Project in Quebec, Canada

On September  20, 2006, the Company signed an option agreement (subsequently amended on May 14, 2007 and June 11, 2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2908, November 24, 2008, April 8, 2009, and October 26, 2009 with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  The Company has earned a 10% interest in the properties by paying the vendors $8,500,000 cash by June 1, 2010. To earn the remaining 90% interest in the Beattie-Donchester-Dumico gold properties, pursuant to the October 26, 2009 amended agreement, the Company must pay $22 million in cash by December 1, 2012, and pay an additional $30 million in cash by December 1, 2017. When all the payments have been made, the Company will own 100% of each of the three companies, each of which own a 100% interest in the properties.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totaling 293 hectares located in Duparquet Township, Quebec.

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public and private placements of equity, stock-for-property arrangements, and the exercise of stock options and warrants.  As of June 30, 2011, the Company had working capital of $16,803,118. The Company believes it has sufficient funds to undertake its planned operations and exploration projects through Fiscal 2012.  However, if the Company decides to proceed with the acquisition of the remaining 90% interest in the  Beattie, Donchester and Dumico properties, the Company will be required to pay the vendors $22,000,000 by December 1, 2012 and an additional $30,000,000 by December 1, 2017. Although the Company has the right to access a loan of $22,500,000 from Osisko for the property payment due December 1, 2012, Clifton will need to raise additional funds for the $30,000,000 due by December 1, 2017.

Financing Timeline

The Company has since inception primarily financed its activities through the issuance of equity. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2011	Flow-through Private Placement	182,000	$ 5.50	$ 1,001,000
	Exercise of Options	368,500	Various	946,098
	Exercise of Agent's Options	579,584	Various	1,211,531
	Exercise of Warrants	5,770,108	Various	14,033,638

2010	Exercise of Options	1,544,000	Various	$ 3,896,900
	Exercise of Agent's Options	184,054	Various	397,695
	Exercise of Warrants	3,199,308	Various	7,770,875

2009	Flow-through Private Placement	284,998	$ 2.20	$ 626,995
	Flow-through Private Placement	1,082,248	2.31	2,499,993
	Flow-through Private Placement	100,000	2.45	245,000
	Flow-through Private Placement	499,995	3.00	1,499,985
	Private Placement	2,057,605	2.43	4,999,980
	Flow-through Private Placement	1,324,304	1.25	1,655,380
	Private Placement	731,705	2.05	1,499,995
	Exercise of Options	77,500	Various	64,250

2008	Flow-through Private Placement	1,999,998	$ 0.75	$ 1,499,999
	Flow-through Private Placement	612,243	2.45	1,499,995
	Private Placement	500,000	2.00	1,000,000
	Flow-through Private Placement	793,746	2.10	1,666,867
	Flow-through Private Placement	833,238	2.20	1,833,124
	Exercise of Options	636,500	Various	212,800
	Exercise of Agent's Options	199,999	0.75	149,999
	Exercise of Warrants	2,199,997	1.00	2,199,997

2007	Exercise of Options	100,000	$ 0.31	$ 31,000

Fiscal 2011 Ended June 30, 2011 vs. Fiscal 2010 Ended June 30, 2010

The Company incurred a net loss of $4,860,796 in fiscal 2011 compared to a net loss of $9,562,347 in fiscal 2010 ended June 30, 2010.  The decreased loss was largely due to a decrease of $4,741,153 in Stock-based compensation expense to $4,011,086 in fiscal 2011 compared to $8,752,239 in fiscal 2010 due to fewer options vested and lower weighted average fair-market value of options granted in fiscal 2011.

Operating expenses decreased to $5,483,673 from $9,826,294. In addition to the lower Stock-based compensation expense, other large changes in individual expenses included Management fees, which increased to $270,080 from $168,000 in fiscal 2010. The increase was due to a new three year management agreement of $250,000 annually with Harry Miller to be paid in quarterly installments. Professional fees increased to $410,602 from $344,300 due to higher legal fees in connection with maintaining property agreements as well as support for the Company's increased activities. Travel and telephone expense increased to $160,335 from $117,500 due to a greater need for travel to promote the Company, attend meetings related to the Osisko Joint-Venture, travel for meetings by the Board of Directors, and continuing work on the Company's defense against a claim by a former employee and consultant.

Consulting and Directors' fees rose to $250,099 from $119,171 as a result of annual retainers and applicable board meeting fees paid to the Company's directors, as well as higher payments for additional work performed by the Company's Chief Financial Officer. Office and miscellaneous expenses rose to $105,842 from $46,211 due to the Company's increased activities. Wages and Benefits totaled $78,000 compared to $Nil in the prior year due to the hiring of personnel for exploration. Shareholder costs declined to $29,432 from $104,492 as the Company postponed the Annual General Meeting in fiscal 2010.

Interest income rose to $129,627 from $14,570 as the Company had higher cash balances during fiscal 2011. The Company also recorded Future income tax recovery of $493,250.

Net loss during Fiscal 2011 was $4,860,796, or $0.15 per common share, compared to the net loss of $9,562,347, or $0.38 per share, for the prior fiscal year ended June 30, 2008. The Weighted Average Number of Shares used in the calculation of loss per share was 33,454,231 versus 25,170,068.

Fiscal 2010 Ended June 30, 2010 vs. Fiscal 2009 Ended June 30, 2009

Results of Operations

The Company incurred a net loss of $9,562,347 in fiscal 2010 ended June 30, 2010 compared to a net loss of $2,004,944 in fiscal 2009.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $8,752,239 compared to $2,270,307 in fiscal 2009. During Fiscal 2010, the Company granted 2,350,000 stock options.  The increase in stock-based compensation is attributed to more options being granted and a longer expected life for the options.

Professional fees of $344,300 rose from $278,895, and Legal fees increased to $236,197 from $152,085, which was largely due to postponing the Annual General Meeting to counter-attack against the dissident shareholder proxy circular, negotiate the joint venture agreement with Osisko Mining Corporation (“Osisko”) and defend the Company against the statement of claim from a former employee and a consultant. Accounting and audit fees of $108,103 decreased slightly from $126,810 in the prior fiscal year. Management fees increased to $168,000 from $108,000 as a result of the Company entering into a three-year management agreement on with Harry Miller, the Company’s President and Director. Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per year, which is to be paid in quarterly installments. Consulting fees rose to $119,171 from $109,519, primarily as a result of the Company requiring more time from its Chief Financial Officer. Shareholder costs were $104,492, which increased significantly from $22,137 in fiscal 20009 primarily due to postponing the Annual General Meeting to counter-attack against the dissident shareholder proxy circular. Filing and transfer agent fees decreased to $83,376 from $101,401 in the comparative year as the Company completed five private placements in fiscal 2009 and none in fiscal 2010.

Investor relations expenses decreased to $55,171 from $128,836. The Company paid Bay Street Connect $5,000 per month from July 2009 to November 2009 to conduct investor relations on behalf of the Company. The Company also published 3-D models of some of its mineral properties on the website operated by Corebox Online Services.  Additional advertising was posted on the Kitco, Gold Seek LLC and Mineweb websites. During Fiscal 2010, the Company sponsored the Korelin Economics Report radio show. In the comparative year, the Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television in the United States and participated in a trade show. An investor relations firm had also been retained to promote the Company in Germany during the comparative year.

During Fiscal 2010, the Company earned $14,570 interest income compared to $147,230 in 2009 which is primarily attributed to cash held in term deposits.

Net loss during Fiscal 2010 was $9,562,347, or $0.38 per share, compared to the net loss of $2,044,944, or $0.09 per share, for the prior fiscal year ended June 30, 2009. Weighted Average Number of Shares used in the calculation of loss per share was 25,170,068 versus 21,751,739.

Fiscal 2009 Ended June 30, 2009 vs. Fiscal 2008 Ended June 30, 2008

The Company had a net loss of $2,044,944 compared to a net loss of $523,379 during the year ended June 30, 2009. Consulting fees rose to $109,519 from $51,733, with the majority of the increase attributable to the Company signing a contract with Limited Market Dealer to provide financing services.  The remainder of the balance is for consulting services provided by an officer. Filing and transfer agent fees of $101,401 rose from $88,379 as a result of fees being incurred for larger private placements.

Insurance expense of $27,731 increased from $13,900 as the Company purchased environmental and key personnel life insurance. Investor relations totaled $128,836 compared to $58,635 in fiscal 2008 as the Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television and radio in the United States and participated in trade shows. An investor relations firm was also retained to promote the Company in Germany. The Company hired Bay Street Connect to conduct investor relations on behalf of the Company for $5,000 per month.

Management fees were $108,000 compared to $45,000 as a result of entering into a management agreement with the Company’s president, Harry Miller.  Effective January 1, 2009, the Company entered into a new management agreement with Mr. Miller and agreed to pay $30,000 per quarter. Office and miscellaneous was $57,446 compared to $12,067, which is significantly higher than the comparative period as a result of increased business activity. Professional fees (accounting, audit and legal fees) of $278,895 increased from $165,399 as a result of legal services required for mineral property acquisitions and to the statement of claim from a former employee and a consultant.  Accounting fees increased as a result of more complex transactions and growth in business activity.

Shareholder costs of $22,137 are significantly higher than $10,059 in fiscal 2009 as a result of disseminating information to shareholders more frequently due to increased business activity. Stock-based compensation was $2,270,307 compared to $949,305. The significant increase was due to more vested stock options than in the comparative period. Travel and telephone expenses were $114,184 compared to $27,759 as a result of increased business activity, promotion of the Company, and attendance with lawyers for the defense against the statement of claim.

During the current year, the Company earned $147,230 in interest income compared to $65,236 in 2008 that is primarily attributable to cash held in term deposits.  Interest income was higher in the current year as a result of the Company having more money invested in term deposits.

Net loss during Fiscal 2009 was $2,044,944, or $0.09 per common share, compared to $523,379, or $0.04 per share, during the prior fiscal year ended June 30, 2008. The Weighted Average Number of Shares used in the calculation of loss per share was 21,751,739 versus 13,026,767.

Liquidity and Capital Resources

Fiscal 2011 Ended June 30, 2011

At June 30, 2011, the Company had working capital of $16,803,118, including Cash of $12,604,119 and Short-term investments of $4,350,000. During the year, Operating Activities used cash of $1,086,354, including the loss of $4,860,796 for the fiscal year. Items not affecting cash included Amortization of $5,957, Future income tax recovery of $493,250, and Stock-based compensation of $4,011,086. Changes in non-cash working capital items included an increase in Receivables of $161,733, Increase in prepaids of $10,439, and Increase in Accounts payable and accrued liabilities of $422,821.

Financing Activities provided cash of $17,192,267, with the entire amount provided by Shares issued for cash, net of issue costs. Investing Activities used cash of $9,691,190. Increase in Short-term investments used cash of $4,350,000, and Mineral property acquisition and deferred exploration costs used cash of $5,508,579. Mining tax credit received provided cash of $167,389.

During the year, the Company issued 6,900,192 common shares. On November 23, 2010, the Company closed a non-brokered private placement of 182,000 flow-through shares at a price of $5.50 per flow-through share for gross proceeds of $1,001,000. No finder’s fees or commissions were paid in conjunction with this private placement. A total of 368,500 stock options were exercised during the year at prices from $2.55 to $2.60 per share for total gross proceeds of $946,098. 579,584 agent’s options were exercised at prices from $1.25 to $2.45 per agent option, for total gross proceeds of $1,211,531. Additionally, 5,770,108 warrants were exercised at prices from $1.35 to $3.30 per warrant for proceeds of $14,033,638.

Cash and cash equivalents and short-term investments totaled $16,954,119 at June 30, 2011, compared to $6,189,396 at June 30, 2010, an increase of $10,764,723.

Fiscal 2010 Ended June 30, 2010

At June 30, 2010, the Company had working capital of $6,061,587, including cash of $6,189,396. Operating Activities used cash of $896,346, including the net loss for the year of $9,562,347. Items not affecting cash included Amortization of $4,383, Future income tax recovery of $300,999, Stock-based compensation of $8,752,239, and Write-down of interest receivable of $51,622. Changes in non-cash working capital items include decrease in Receivables of $149,382; Increase in prepaids of $25,372; and Increase in Accounts payable and accrued liabilities of $61,746.

Financing Activities provided cash of $12,065,470, with the entire amount provided by Shares issued for cash, net of issue costs. Investing Activities used cash of $7,422,515, including Acquisition of Capital Assets of $63,720, Cash acquired from acquisition of subsidiary of $121, and Mining tax credit received of $756,986. Mineral property acquisition and deferred exploration costs used cash of $8,115,902.

During the year, the Company issued 4,937,362 common shares. 1,544,000 stock options were exercised at prices from $2.15 to $2.70 per share for total gross proceeds of $3,896,900. 184,054 agent’s options were exercised at prices from $2.10 to $2.20 per share for total gross proceeds of $397,695. Additionally, 3,199,308 warrants were exercised at prices ranging from $2.10 to $3.30 per share for total gross proceeds of $7,770,875.

Cash and cash equivalents and short-term investments totaled $6,189,396 at June 30, 2010 compared to $2,415,787 as of June 30, 2009, an increase of $3,773,609.

Fiscal 2009 Ended June 30, 2009

At June 30, 2009, the Company had working capital of $2,097,170, including cash of $2,415,787. Operating Activities used cash of $895,644, including the net loss of $2,004,944. Items not involving cash include Amortization of $1,085, Future income tax recovery of $1,068,771, and Stock-based compensation of $2,270,307. Changes in non-cash working capital items were an increase in Receivables of $38,384, an increase in Prepaids of $28,424, and a decrease in Accounts payable and accrued liabilities of $26,513.

Financing Activities provided cash of $11,397,747, with the entire amount provided by Shares issued for cash, net of issue costs. Investing Activities used cash of $13,809,266, with the entire amount used for Mineral property acquisition and deferred exploration costs.

During the fiscal year, the Company issued 6,462,397 common shares, which included 6 private placements. The details of the individual private placements are as follows:

i)

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow-through units at $2.20 per unit for gross proceeds of $626,995. Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into non flow-through units at $2.20 per unit for a two year period, and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

ii)

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow-through units at $2.31 per unit for gross proceeds of $2,499,993. Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years.  The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into non flow-through units at $2.31 per unit for a two year period until July 16, 2010, and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

iii)

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow-through units at $2.45 per unit for gross proceeds of $245,000. Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into non flow-through units at $2.45 per unit for a two year period until July 16, 2010, and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

iv)

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units at $3.00 per unit for gross proceeds of $1,499,985, and 2,057,605 non flow-through units at $2.43 per unit for gross proceeds of $4,999,980. Each flow-through unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010. Each non flow-through unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,880 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into non flow-through units at $2.43 per unit for a two year period until September 29, 2010, and each agent’s unit comprises one non flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010. The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

v)

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow-through units at $1.25 per unit for gross proceeds of $1,655,380. Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into non flow-through units at $1.25 per unit for a two year period until December 22, 2010, and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $82,769 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

vi)

On May 6, 2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995. Each warrant is exercisable to purchase one non flow-through common share of the Company at a price of $2.42 until May 6, 2011. The agent was paid a finder's fee of 36,585 non flow-through common shares of the Company valued at $104,633. The agent was also issued finder’s options valued at $139,578. The finder’s options are exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit. Each finder's unit consists of one non flow-through common share of the Company and one non flow-through share purchase warrant. Each finder's warrant is exercisable to purchase one non flow-through common share of the Company at a price of $2.42 until May 6, 2011. The Company also paid $75,000 in due diligence fees and $2,769 in legal fees which were recorded as share issue costs.

The Company also issued 77,500 common shares pursuant to the exercise of stock options. The options were exercised at prices ranging from $0.77 to $2.60 per share for total gross proceeds of $64,250.

Cash and cash equivalents and short-term investments totaled $2,415,787 at June 30, 2009 compared to $5,722,950 as of June 30, 2008, a decrease of $3,307,163.

SIGNIFICANT ACCOUNTING POLICIES

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the year. Significant areas where management applies judgment include the assessment of possible impairment of the carrying values of the assets, determination of the rate at which amortization is charged to operations, valuation allowances applied against future income tax assets and factors affecting valuation of stock-based compensation.  Actual results could differ from those reported.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Duquesne Gold Mines Inc. All inter-company transactions and accounts have been eliminated upon consolidation.

Short-term Investments

Short-term investments comprise mainly of Guaranteed Investment Certificates with original terms to maturity greater than three months.

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

The Company has classified its cash and short-term investments as held-for-trading, and receivables as loans and receivables.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

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

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation. The fair value of stock options is charged to operations immediately or on the basis of the vesting period, which may be determined by the Board of Directors, with the offsetting credit to contributed surplus.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences. The Company records a future income tax liability and a reduction of capital stock for the estimated tax benefits transferred to shareholders. When flow-through expenditures are renounced, a portion of future income tax assets not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the consolidated statement of operations and deficit.

New accounting pronouncements

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of this Section is permitted. The Company has adopted these new sections and determined that the adoption of these new requirements had no impact on the Company’s consolidated financial statements.

Future changes in accounting policies

International Financial Reporting Standards Changeover Plan and Assessment

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for public accountable enterprises for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year.

The Company will transition to IFRS effective January 1, 2011 and plans to issue its first interim financial statements under IFRS for the three month period ending September 30, 2011, and a complete set of financial statements under IFRS for the year ending June 30, 2012.

A changeover plan has been established to convert to the new standards within the allotted timeline.

The Company has built the tools required for the conversion based on management’s decisions about accounting options and the related disclosures. Changes will include the development of the new accounting policies and consolidation templates, and the preparation of the IFRS financial statements and related note disclosure.

The Company has consulted external advisors to assist in the development and execution of a changeover plan to complete the transition to IFRS.

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

Management does not expect the adoption of IFRS to have an impact on the Company’s financial position.

US GAAP Reconciliation with Canadian GAAP

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under United States GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred.  Under Canadian GAAP these costs may be deferred.  As a result, the Company expensed $717,485 (2010 - $2,325,609; 2009 - $11,670,872) in exploration expenses incurred during the year for United States GAAP purposes.

Under United States GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by. The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended June 30, 2011, the Company issued 182,000 (2010 – Nil; 2009 - 4,023,250) flow-through share units for total proceeds of $1,001,000 (2010 - $ Nil; 2009 - $8,027,349). Under United States GAAP, a premium of $81,900 (2010 - $Nil; 2009 - $74,999) has been recorded and charged to the statement of operations for flow-through shares issued.

Impact of recent United States accounting pronouncements

The Company transitioned to IFRS on July 1, 2011, and will no longer be required to prepare reconciliations to United States GAAP. Accordingly, Clifton has not assessed the impact of adopting recent United States accounting pronouncements with an application date of July 1, 2011, or beyond in the Company’s financial statements and disclosures.

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

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

To earn its interest in Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated October 26, 2009, the Company must: pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017 in order to earn a 100% interest in the properties.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of June 30, 2011 that will require significant future cash outlays.

5.G.  Safe harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 Directors and Senior Management December 12, 2011

Name	Positions	Age	Date First Elected or Appointed
Michel F. Bouchard (4)	President and CEO	58	November 2011
Ian Beardmore (5)	Chief Financial Officer	70	March 2007
Ross Glanville (1)(2)(3)(6)	Chairman and Director	63	January 2010
Peter Gundy (1)(2)(3)(7)	Director	72	May 2010
Harry Miller (6)	Corporate Secretary	76	July 2007
Philip Nolan (1)(2)(3)(7)	Director	49	August 2008

(1)  Member of Audit Committee

(2)  Member of Nominating Committee

(3)  Member of Compensation Committee

(4)  He spends full time on the affairs of the Company

(5)  He spends about two thirds of his time on the affairs of the Company

(6)  He spends about one third of his time on the affairs of the Company

(7)  He spends about 10% of his time on the affairs of the Company

Michael Bouchard was named President and CEO effective November 7, 2011. He has a B.Sc. and M.Sc. Geology from Montreal University and an MBA from HEC Montreal. Previously, he held senior management and exploration positions with several public mineral companies, including Vice-President, Exploration & Development for North American Palladium, and President & CEO of Cadiscor Resources from 2006 until its acquisition by North American Palladium in 2009. He also served in senior management with McWatters Mines, and was Vice-President Exploration and Vice-President Development with SOQUEM.

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

Ross Glanville, Director of the Company, has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of Starfield Resources Inc. (a TSX-listed company), as well as Archon Minerals Limited and Silver Crest Mines (both TSX-V listed companies). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA).  Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Peter Gundy, Director of the Company, was the founder and former President, CEO and Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company.  He served as President and Chief Executive Officer from 1992 to 2006 and resigned as Chairman in 2008. He is currently a Director of Verde Potash PLC and Riverstone Resources Inc. (both TSX-V listed companies). Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors.  He is currently a director and co-owner of Veritprop Ltd. in Toronto.

Harry Miller, President/CEO/Director of the Company, has over forty years experience in the management of public companies. He has a Bachelor of Commerce Degree from the University of British Columbia, received in 1957. In 1999 he founded Medina Coffee Inc.,and was its President until 2004 when he retired.  He was appointed Vice President of Clifton Star in July 2006, Director in October 2007, and President/CEO in October 2007. In June 2011, Mr. Miller decided not to seek an extension to his management contract and resigned as CEO and President, as well as from the Board of Directors, effective November 6, 2011. At that time, Mr. Miller was appointed Corporate Secretary with a management contract that expires on December 31, 2013.

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

6.B.  Compensation

Director Compensation

The Board of Directors approved the recommendation of the Compensation Committee that non-executive Directors receive an annual retainer fee in the amount of $18,000 to be paid in quarterly installments, beginning December 15, 2010. Until such date, the Company had no arrangements, standard or otherwise, pursuant to which directors were paid retainers by the Corporation except per diem fees paid to directors for attendance in person at meetings.

The annual retainer fees were set as follows:

Lead Director	$15,000
Chair-Audit Committee	$12,000
Chair-Compensation Committee	$5,000
Chair-Governance and Nominating Committee	$5,000

No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2011 for each Director.

The following table details compensation paid/accrued for Fiscal 2011 Ended June 30th each of the Company's Directors.

Table No. 4
Director Compensation
Name	Fees Earned	Option-based Awards(1)	All Other Compensation	Total
Frederick T. Archibald (2)	$16,450	$ -	$105,784	$ 122,234
Nick Segounis	15,950	824,225	-	840,175
Peter Gundy	17,508	1,061,904	-	1,079,412
Philip Nolan	23,808	374,167	-	397,975
Ross Glanville	31,391	530,952	-	562,343

1.     Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.60%, expected average life of 3.26 years, expected volatility of 95.50% and expected dividend yield of 0%.

2. Geological fees of $105,784 paid to Mr. Archibald for exploration activities on the Corporation’s properties.

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2010.

Name(1)	Option-based awards				Share-based awards(1)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Nick Segounis	100,000 100,000 300,000	$2.50 $5.35 $4.15	06/20/2016 01/22/2013 09/13/2012	$ 3,000 - -	-	-

Fred Archibald	300,000 200,000	$2.30 $5.35	09/08/2011 (4) 01/22/2013	$ 69,000 -	-	-

Philip Nolan	200,000 350,000	$2.50 $5.35	06/20/2016 01/22/2013	- -	-	-

Ross Glanville	400,000 250,000	$5.80 $4.15	01/27/2013 09/13/2012	- -	-	-

Peter Gundy	500,000	$4.15	09/13/2012	-	-	-
(1)	The Corporation has no share-based awards.
(2)	Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2011 was $2.53.
(3)

In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day following the revocation of the Corporation's current cease trade order.

The following table discloses, for each director other than Senior Management (as hereinafter defined), the aggregate dollar value that would have been realized if the options under the option-based awards had been exercised on the vesting date.

Table No. 5 Directors
Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation - Value earned during the year (3)
Nick Segounis	$ 71,250	-	-
Fred Archibald	-	-	-
Philip Nolan	-	-	-
Peter Gundy	$ 118,750	-	-
Ross Glanville	$ 59,375	-	-

1. Only one fourth (1/4) of the Options granted to the Directors vested upon grant and another one fourth (1/4) of the options every three months thereafter.
2. The Corporation made no share-based awards during the year ended June 30, 2011.
3. The Corporation does not offer any compensation to the directors under a non-equity incentive plan.

Senior Management Compensation

The following table details compensation paid/accrued for Fiscal 2011, 2010 and 2009, ended June 30th, for the Senior Management.

Table No. 6
Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Harry Miller, President/CEO (2)	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	$1,061,904 $1,932,690	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$270,000 (3)(5) $168,000 (3) $108,000 (3)	$ 1,331,984 $ 2,100,690 $ 108,000

Ian Beardmore, CFO	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil $ 252,090 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$114,635 (4) $ 82,171 (4) $ 46,619 (4)	$ 114,635 $ 334,261 $ 46,619

(1)  Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.45%, expected average life of 2 years, expected volatility of 92.74% and expected dividend yield of 0%.

(2) Mr. Miller resigned as President and CEO, and as a Director, on November 6, 2011. He was named as Corporate Secretary and a Senior Advisor thereafter.

(3)  These amounts were paid to Mr. Miller as management fees pursuant to a management agreement between Mr. Miller and the Corporation dated January 1, 2009, as amended on October 1, 2009 and February 10, 2011.

(4) These amounts were paid to Mr. Beardmore as consulting fees.
(5) A portion of this amount represents a bonus paid to Mr. Miller in 2011 for exceptional services rendered for the fiscal year 2010

The table below sets forth, for each Named Executive Officers, information regarding option-based awards outstanding as at June 30, 2011.

Name	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Harry Miller, President/CEO (2)	500,000 575,000	$4.15 $5.35	09/13/2012 01/22/2013	- -	-	-
Ian Beardmore CFO	75,000	$5.35	01/22/2013	-	-	-
(1)	Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2011 was $2.53.
(2)	Mr. Miller resigned as President and CEO, and as a Director, on November 6, 2011. He was named Corporate Secretary and a Senior Advisor thereafter.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 7 Senior Management Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Harry Miller, President/CEO	118,750	N/A	$ 30,000 (1)
Ian Beardmore, CFO	9,750	N/A	N/A
(1) Only one fourth(1/4) of the Options granted to the Named Executives Officers in 2011 vested upon grant and another one fourth (1/4) every three months thereafter.
(2) A portion of this amount represents a bonus paid to Mr. Miller in 2011 for exceptional services rendered for the fiscal year 2010

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2011 Ended June 30, 2011, the most recently completed fiscal year; there were 2,868,500 stock options outstanding. During Fiscal 2011, 2,135,000 stock options were granted to Senior Management, Directors, and employees/consultants. The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter. During Fiscal 2011, no SARs (stock appreciation rights) were granted. During Fiscal 2011: 368,500 stock options were exercised; 350,000 stock options were cancelled and/or expired; and none were re-priced.

Table No. 8
Stock Option Grants
Fiscal 2010 Ended 6/30/2010
Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Senior Management and Directors
Harry Miller	500,000	$4.15	9/13/2010	9/13/2012
Ross Glanville	250,000	$4.15	9/13/2010	9/13/2012
Peter Gundy	500,000	$4.15	9/13/2010	9/13/2012
Philip Nolan	200,000	$2.50	6/20/2011	6/20/2016
Nick Segounis	300,000	$4.15	9/13/2010	9/13/2012
Employees and Consultants	285,000
TOTAL	2,035,000

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8/9 for information about stock options.

Change of Control Remuneration.  Other than described below in “Written Management Agreements” regarding the Employment Agreement with Michel Bouchard and the Senior Advisor Agreement with Harry Miller, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2011 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

Written Management Agreements.

As of November 30, 2011, the Company has written management agreements in effect with Michel Bouchard and Harry Miller.

Michael Bouchard Employment Agreement

Michel Bouchard was appointed President and Chief Executive Officer of Clifton Star effective November 7, 2011. Under the terms of his employment agreement, he will receive an annual base salary of $300,000 for a term expiring on November 6, 2013. Should Mr. Bouchard’s office be terminated for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Bouchard’s employment agreement as of the date of termination. In the event Mr. Bouchard’s office is terminated by the Corporation without cause or by Mr. Bouchard for a good reason, the Corporation shall have the obligation to pay the amount still owing under the term of the employment agreement if the termination occurs in the first twelve months of the employment agreement or by paying twelve months base salary if the termination occurs thereafter. Should Mr. Bouchard’s office be terminated as a result of a change of control, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

Harry Miller Senior Advisor Agreement

Harry Miller and the Company originally entered into a management agreement dated January 1, 2009, and subsequently amended on October 1, 2009, for Mr. Miller to act as President and Chief Executive Officer of the Company for a period of three years from January 1, 2009. Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective October 1, 2009.

The offices of Mr. Miller as President and Chief Executive Officer of the Corporation were terminated on November 6, 2011. Mr. Miller also resigned as a director of the Corporation. Pursuant to a new agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011, Mr. Miller will continue to act on behalf of the Corporation as Secretary and Senior Advisor. Mr. Miller will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013 - however, he will continue to earn his current remuneration rate of $20,833.33 per month until December 31, 2011. Considering the continuity of services of Mr. Miller with the Corporation, no termination benefits have been paid to him following this change of position. The Corporation may terminate the Senior Advisor Agreement at any time without cause upon written notice to Mr. Miller by paying the portion of the annual retainer then accrued and an amount equal to the annual retainer that would have otherwise been payable to Mr. Miller for the duration of the Senior Advisor Agreement. In the event of a change of control of the Corporation, Mr. Miller will be entitled to terminate the Senior Advisor Agreement upon written notice to the Corporation. Following such occurrence, Mr. Miller shall be entitled to the payment of an amount equal to the amount, if any, of any reimbursable expenses then accrued in addition to an amount of $500,000.

The Management Agreements define Change of Control as the occurrence of any of:

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board of Directors’ Committees.

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board of Directors has affirmatively determined, based on its standards, that Ross Glanville, Philip Nolan, and Peter Gundy are independent. However, Ross Glanville and Philip Nolan are not considered to be independent pursuant to National Instrument 52-110 when they are acting as members of the Audit Committee.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2011, the Board of Directors held six regularly scheduled meeting. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled 4 meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; and all of the current directors attended the December 2011 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted 9/1/2006. The current members of the Audit Committee are: Ross Glanville and Philip Nolan (both not  independent) and Peter Gundy (independent).  The Audit Committee met quarterly during Fiscal 2011.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of two not independent directors and one independent director, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with an “official” financial expert.

The Company has a Nominating and Corporate Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Chief Financial Officer, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Corporate Governance Committee are Peter Gundy, Philip Nolan, and Ross Glanville.

The Company has a Compensation Committee that evaluates the adequacy of compensation of the directors and executive officers. After sufficient review and analysis, the Compensation Committee recommends the remuneration of the directors and executive officers to the Board for approval. The Current members of the Compensation Committee are Philip Nolan, Peter Gundy, and Ross Glanville.

6.C.5.  Code of Ethics

The Board has adopted a new “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2011, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of November 30, 2011, the Company had six employees other than its Senior Management. All of these employees are directly engaged in mineral exploration/development. None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 8 Shareholdings of Directors and Senior Management November 30, 2011

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michel Bouchard	Nil	Nil
Common	Harry Miller (1)	2,270,200	6.18%
Common	Ian Beardmore (2)	228,500	0.64%
Common	Ross Glanville (3)	650,000	1.79%
Common	Peter Gundy (4)	500,000	1.38%
Common	Philip Nolan (5)	908,100	2.51%
	Directors and Senior Management Total	4,556,800	11.83%

(1)			1,075,000 of these shares represent currently exercisable options.
(2)			75,000 of these shares represent currently exercisable options.
(3)			650,000 of these shares represent currently exercisable options.
(4)			500,000 of these shares represent currently exercisable options.
(5)

325,000 of these common shares are owned indirectly through 3342913 Canada Inc.,

       a private company controlled by Philip Nolan.

10,000 of these common shares are owned in the name of Vincenca La Greca, the wife of Philip Nolan

550,000 of these shares represent currently exercisable options.

# Based on 35,654,390 common shares outstanding at November 30, 2011, and stock options held by each beneficial holder exercisable within sixty days.

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the CBCA, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted its current formal written stock option plan (the “Stock Option Plan”) on December 28, 2007.

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

The names and titles of the Senior Management/Directors/Former Directors of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to Directors/Senior Management and all employees/consultants as a group.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

Table No. 9 Stock Options Outstanding November 30, 2011

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors/Former Directors
Frederick Archibald	*300,000	$2.30	9/08/2009	9/08/2011
	200,000	$5.35	1/22/2010	1/22/2013
Ian Beardmore	75,000	$5.35	1/22/2010	1/22/2013
Ross Glanville	250,000 400,000	$4.15 $5.80	9/13/2010 1/27/2010	9/13/2012 1/27/2013
Peter Gundy	500,000	$4.15	9/13/2010	9/13/2012
Harry Miller	500,000 575,000	$4.15 $5.35	9/13/2010 1/11/2010	9/13/2012 1/22/2013
Philip Nolan	350,000 200,000	$5.35 $2.50	1/22/2010 6/20/2011	1/22/2013 6/20/2016
Nikolaos Segounis	300,000 100,000 100,000	$4.15 $5.35 $2.50	9/13/2010 1/22/2010 6/20/2011	9/13/2012 1/22/2013 6/20/2016
Employees/Consultants	150,000 200,000 50,000 35,000	$5.35 $4.15 $5.00 $4.15	1/22/2010 9/13/2010 12/22/2010 5/06/2011	1/22/2013 9/13/2012 12/22/2013 5/06/2013
Total Officers/Directors/Former Directors	3,850,000
Employees/Consultants	435,000
Agents Options	Nil
TOTAL	4,285,000

* In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day following the revocation of the Corporation's current cease trade order.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 10 5% or Greater Shareholders November 30, 2011

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Passport Capital, LLC	7,025,800	19.71%
Common	Libra Advisors, LLC	3,183,100	8.93%
Common	Harry Miller (1)	2,270,200	6.18%

(1)  1,075,000 of these shares represent currently exercisable stock options.

Based upon 35,654,390 shares outstanding as of November 30, 2011, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

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

	Common Shares Owned at 6/30/2011	Common Shares Owned at 6/30/2010	Common Shares Owned at 6/30/2009
Joe Dwek Management Consultants Inc. (1)	Nil	1,242,288	7,808,710
Harry Miller	1,195,200	1,195,200	845,200
Nickolaos Segounis	1,034,500	1,034,500	1,619,500
Passport Capital, LLC (2)	7,025,800	Nil	Nil
Libra Advisors, LLC (3)	3,183,100	3,057,800	Nil

(1) Joe Dwek is a principal shareholder of the several corporate entities who hold common shares of the Company.

(2) Passport Capital, LLC acts as Investment Manager to various investment funds who hold common shares of the Company.

(3) Libra Advisors, LLC is an Investment Manager

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On November 30, 2011, the Company’s shareholders’ list showed 35,654,390 common shares outstanding, with 45 registered shareholders. 35 of these shareholders were resident in Canada, holding 33,881,760 common shares (representing about 95% of the issued/outstanding shares); 10 registered shareholders were resident in the United States, holding 1,772,630 common shares (representing about 5%); and no registered shareholders were resident in other countries.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During the year ended June 30, 2011, the Company entered into the following transactions with related parties:

a.

Paid or accrued $105,784 (2010 - $113,912; 2009 - $140,308) in geological consulting fees to F.T. Archibald Consulting Ltd, which is controlled by Fred Archibald, a former director of the Company, and to Dean Rogers, a former director of the Company.

b.

Paid or accrued $114,635 (2010 - $82,171; 2009 - $46,619) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

c.

Paid or accrued $154,214 (2010 - $62,859; 2009 - $Nil) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

d.

Paid or accrued $270,080 (2010 - $168,000; 2009 - $108,000) in management fees to Harry Miller, an officer and former director of the Company. Included in prepaid expenses at June 30, 2011 is $62,550 towards future management fees.

Harry Miller and the Company originally entered into a management agreement dated January 1, 2009, and subsequently amended on October 1, 2009, for Mr. Miller to act as President and Chief Executive Officer of the Company for a period of three years from January 1, 2009. Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective October 1, 2009. The offices of Mr. Miller as President and Chief Executive Officer of the Corporation were terminated on November 6, 2011. Mr. Miller also resigned as a director of the Corporation. Pursuant to a new agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011, Mr. Miller will continue to act on behalf of the Corporation as Secretary and Senior Advisor. Mr. Miller will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013 - however, he will continue to earn his current remuneration rate of $20,833.33 per month until December 31, 2011.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since June 30, 2011, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

a.

Audited Financial Statements:

For Fiscal 2011, 2010, and 2009 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

Legal Claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main Duparquet project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and1,000,000 shares at $0.65 and he disposed of his shares at the market price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the market value of 436,500 shares of the Company;

vi)

One of the plaintiffs is also seeking damages of $20,000 claiming purported wrongful dismissal by the Company; and

vii)

Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company does not believe the claims are valid, and currently is defending its position.

British Columbia Cease Trade Order

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The reason for the order was the Company's failure to file certain documents with Canadian regulators as required under National Instrument 51-102, Continuous Disclosure Obligations, and National Instrument 43-101, Standards of Disclosure for Mineral Projects. As detailed in the Order, the Company failed to file compliant technical reports on the Beattie, Donchester, and Duquesne properties, as well as related material change reports. The Company is working diligently to have the Cease-trade order lifted and the stock returned to trading on the TSX Venture Exchange as soon as possible. To date, the Company has filed on SEDAR NI 43-101 reports for the Beattie and Duquesne properties. The other required document, which is an NI 43-101 Report on the Donchester Property, was delivered to the B.C. Securities Commission for review in early December. The company is presently in talks with the BC Securities Commission to have the report accepted and filed.The Company has also engaged InnovExplo, an independent geologic consulting firm, to prepare a comprehensive NI 43-101 report which will cover all of the contiguous properties which make up the Duparquet Project, including Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties.

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

Table No. 11 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	High	Low	Closing
Monthly
November 2011 (1)	No Trades
October 2011 (1)	No Trades
September 2011 (1)	No Trades
August 2011 (1)	No Trades
July 2011 (1)	$2.90	$2.42	$2.90
June 2010	$3.33	$1.86	$2.53
Quarterly
9/30/2011 (1)	No Trades
6/30/2011	$4.55	$1.86	$2.53
3/31/2011	$5.37	$3.13	$3.48
12/31/2010	$5.39	$3.94	$5.37
9/30/2010	$4.96	$3.80	$4.22
6/30/2010	$6.27	$3.81	$3.97
3/31/2010	$8.25	$4.30	$5.91
12/31/2009	$5.10	$2.00	$4.48
9/30/2009	$2.75	$1.85	$2.41
6/30/2009	$3.32	$2.07	$2.58
Yearly
6/30/2011	$5.39	$1.86	$2.53
6/30/2010	$8.25	$1.85	$3.97
6/30/2009	$3.67	$0.95	$2.58
6/30/2008	$3.05	$1.00	$2.84
6/30/2007	$2.02	$0.12	$1.85

(1)

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares.

The Company’s common shares began trading on the Berlin Stock Exchange on August 23, 2005, with the trading symbol of “C3T.BE. Prices ranged from euro$3.91 to euro$0.01; the closing price on November 30, 2011 was euro$2.06.

The Company’s common shares began trading on the Frankfurt Stock Exchange on November 5, 2008, with the trading symbol of “C3T.F”. Prices ranged from euro$3.90 to euro$0.65; the closing price on November 30, 2011 was euro$2.07.

The Company’s common shares began trading on the Stuttgart Stock Exchange on March 29, 2010, with the trading symbol of “C3T.SG.Prices ranged from euro$4.56 to euro$1.49; the closing price on November 30, 2011 was euro$2.07.

The Company’s common shares began trading on the Munich Stock Exchange on August 3, 2010, with the trading symbol of “C3T.MU”. Prices ranged from euro$3.92 to euro$1.49; the closing price on November 30, 2011 was euro$2.07.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form, and the following information is taken from the records of Computershare Trust Company, 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9, the registrar and transfer agent for the common shares.

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

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction (at the Company’s Annual General Meeting on December 5th, 2011, the Company’s jurisdiction was transferred to Quebec)

b.

Giving financial assistance under certain circumstances;

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8/9 for additional information.

Warrants

As of June 30, 2011 and November 30, 2011, the Company had no stock purchase warrants outstanding.

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

The Company has no convertible securities or warrants outstanding.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada and on the Berlin, Frankfurt, Munich, and Stuttgart Exchanges in Germany.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       Not Applicable

10.B.  Memorandum and Articles of Association

Refer to discussion in Form 20-F Registration Statement and amendments for more information about the Company’s memorandum and articles.

Shareholder Right’s Plan

At the Annual/Special Meeting of Shareholders held on December 13, 2010, a Shareholder Right’s Plan was approved.

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

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board of directors (to the extent permitted by the Shareholder Rights Plan) or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

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

e.

Employment agreement with Michael Bouchard between the Company and Michael Bouchard dated October 5, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

f.

Senior Advisor Agreement with Harry Miller between the Company and Harry Miller dated October 28, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

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

10.G.  Statement by Experts

Not Applicable

10.H.  Documents on Display

The Company’s documents, including financial statements, press releases, Annual General Meeting documents, Annual Reports, and other documents can be viewed at its Canadian office, located at: 470 Granville Street, #836, Vancouver, British Columbia, Canada, V6C 1V5.

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

 HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2011. The CEO and CFO assessed whether  the disclosure controls and procedures as of June 30, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The Company`s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company`s disclosure controls and procedures were not adequately designed and effective.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there was a material weakness, we believe that our financial statements contained in our Annual Report on Form 20-F for the year ended June 30, 2011 fairly present our financial position, results of operations and cash flows in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is not effective as of June 30, 2011.

In performing the assessment, management identified a material weakness in our internal control process as a result of an aggregation of significant deficiencies and deficiencies related to financial statement presentation and disclosure, and control environment matters.  The Company has made all relevant correction in the financial statements for the year-ended June 30, 2011.  A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified a material weakness arising from the aggregation of the following significant deficiencies and other deficiencies identified:

•

Inadequate communication of sound integrity and ethical values – There was a lack of process for communicating the Code of Business Conduct and Ethics within the organization.

•

Ineffective assignment of and communication regarding responsibilities in the financial reporting process – There was a lack of process for defining and assigning responsibilities for key financial reporting roles.

•

Inadequate monitoring and oversight of financial reporting – There was a lack of process for monitoring and oversight as evidenced by a restatement.

•

Inadequate controls relating to the expenditures cycle – The internal controls were not adequately designed to support the requirements of the expenditures cycle.  The deficiencies include the design effectiveness of controls which would ensure the completeness, accuracy, validity and appropriate classification of expenditures.

Management has discussed the material weakness noted above with our independent registered public accounting firm. Due to the nature of this material weakness, there is a more than remote likelihood that misstatements which could be material to the annual or interim financial statements could occur that would not be prevented or detected.

Davidson & Company LLP, our registered independent public accounting firm, audited the effectiveness of our internal control over financial reporting and issued a report on our internal control over financial reporting which is included under Item 8 - Financial Statements and Supplementary Data in this Annual Report.

The Company is addressing the significant deficiencies which lead to the material weakness under the section heading “Changes in Internal Control Over Financial Reporting”.

Changes in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the deficiencies and significant deficiencies which gave rise to the material weakness as described above. The Company has taken the following actions to improve internal controls over financial reporting:

•

The Company has taken steps to enhance its control environment including adopting an amending Code of Business Conduct and Ethic and reviewing the responsibilities in the financial reporting process.

•

The Company has commenced developing and implementing internal controls to improve its expenditures cycle.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its Audit Committee. The Company’s Audit Committee consists of three directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Board has adopted a new “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2011, there are no material change reports relating to the conduct of any Directors or executive officers of the Company. A copy of the new “Code of Ethics” has been filed as an exhibit to this annual report.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Davidson & Company, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Davidson & Company LLP for audit and permitted non-audit services are submitted to the Audit Committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2011 Ended 6/30/2011	Fiscal 2010 Ended 6/30/2010
Audit Fees	$ 80,000	$ 78,600
Audit-Related Fees	-	-
Tax Fees	$ 22,550	$ 22,500
All Other Fees	-	-
TOTAL	$102,550	$101,100

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

Audited Financial Statements

    Auditor's Report, dated October 27, 2011

    Balance Sheets at June 30, 2011 and June 30, 2010

    Statements of Operations and Deficit

      for the years ended June 30, 2011, June 30, 2010, and June 30, 2009

    Statements of Cash Flows

      for the years ended June 30, 2011, June 30, 2010, and June 30, 2009

    Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:

   Incorporated by reference to Form 20-F Registration Statement, as amended

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

e.

Employment agreement with Michael Bouchard between the Company and Michael Bouchard dated October 5, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

f.

Senior Advisor Agreement with Harry Miller between the Company and Harry Miller dated October 28, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements: No Disclosure Necessary

10. Notice Required by Rule 104 of Regulation BTR:   No Disclosure Necessary

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

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     No Disclosure Necessary

CLIFTON STAR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Clifton Star Resources Inc.

We have audited the accompanying consolidated financial statements of Clifton Star Resources Inc. which comprise the consolidated balance sheets as at June 30, 2011 and 2010 and the consolidated statements of operations and deficit, and cash flows for the years ended June 30, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Clifton Star Resources Inc. as at June 30, 2011 and 2010 and the results of its operations and its cash flows for the years ended June 30, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Clifton Star Resources Inc.’s ability to continue as a going concern.

Without qualifying our opinion, we draw attention to Note 13 in the consolidated financial statements which describes a restatement to the operating results for fiscal 2009.

Other Matters

We have also audited, in accordance with the standards of the Public Accountability Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 19, 2011 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

December 19, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Clifton Star Resources Inc.

We have audited Clifton Star Resources Inc.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Clifton Star Resources Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Clifton Star Resources Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:  Management concluded that a material weakness arising from the aggregation of significant deficiencies consisting of inadequate communication of sound integrity and ethical values, ineffective assignment and communication regarding responsibilities in the financial reporting process, inadequate monitoring and oversight of financial reporting and inadequate controls relating to the expenditures cycle.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended June 30, 2011 of the Company, and this report does not affect our report dated December 19, 2011 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Clifton Star Resources Inc. has not maintained effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at June 30, 2011 and 2010 and the related consolidated statements of operations and deficit, and cash flows for the years ended June 30, 2011, 2010 and 2009 of Clifton Star Resources Inc. and our report dated December 19, 2011 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

December 19, 2011

CLIFTON STAR RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

	2011	2010

ASSETS

Current
Cash	$ 12,604,119	$ 6,189,396
Short-term investments	4,350,000	-
Receivables	176,428	14,695
Prepaids	66,484	56,045

	17,197,031	6,260,136

Capital assets (Note 4)	55,913	61,870

Mineral properties and deferred exploration costs (Note 5)	31,590,440	26,372,955

	$ 48,843,384	$ 32,694,961

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 393,913	$ 198,549

Future income tax liability (Note 10)	1,946,000	2,189,000

	2,339,913	2,387,549

Shareholders' equity
Capital stock (Note 6)	52,651,708	34,230,086
Contributed surplus (Note 6)	13,496,156	10,860,923
Deficit	(19,644,393)	(14,783,597)

	46,503,471	30,307,412

	$ 48,843,384	$ 32,694,961

Nature and continuance of operations (Note 1)

Contingency and commitments (Notes 5 and 12)

Subsequent events (Note 14)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2011	2010	2009

ADMINISTRATION EXPENSES
Amortization	$ 5,957	$ 4,383	$ 1,085
Consulting and directors’ fees	250,099	119,171	109,519
Filing and transfer agent fees	59,768	83,376	101,401
Insurance	26,442	31,901	27,731
Investor relations	76,030	55,171	128,836
Management fees	270,080	168,000	108,000
Office and miscellaneous	105,842	46,211	57,446
Professional fees	410,602	344,300	278,895
Property investigation	-	-	1,404
Shareholder costs	29,432	104,492	22,137
Stock-based compensation (Note 6e)	4,011,086	8,752,239	2,270,307
Travel and telephone	160,335	117,050	114,184
Wages and benefits	78,000	-	-

Loss before other items	(5,483,673)	(9,826,294)	(3,220,945)

OTHER ITEMS
Interest income	129,627	14,570	147,230
Write-down of interest receivable	-	(51,622)	-

	129,627	(37,052)	147,230

Loss before future income tax	(5,354,046)	(9,863,346)	(3,073,715)

Future income tax recovery (Note 10)	493,250	300,999	1,068,771

Loss and comprehensive loss for the year	(4,860,796)	(9,562,347)	(2,004,944)

Deficit, beginning of year	(14,783,597)	(5,221,250)	(3,216,306)

Deficit, end of year	$ (19,644,393)	$ (14,783,597)	$ (5,221,250)

Basic and diluted loss per common share	$ (0.15)	$ (0.38)	$ (0.09)

Weighted average number of common shares outstanding	33,454,231	25,170,068	21,751,739

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (4,860,796)	$ (9,562,347)	$ (2,004,944)
Items not affecting cash
Amortization	5,957	4,383	1,085
Future income tax recovery	(493,250)	(300,999)	(1,068,771)
Stock-based compensation	4,011,086	8,752,239	2,270,307
Write-down of interest receivable	-	51,622	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(161,733)	149,382	(38,384)
Increase in prepaids	(10,439)	(25,372)	(28,424)
Increase (decrease) in accounts payable and accrued liabilities	422,821	61,746	(26,513)

Net cash used in operating activities	(1,086,354)	(869,346)	(895,644)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	17,192,267	12,065,470	11,397,747

Net cash provided by financing activities	17,192,267	12,065,470	11,397,747

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of capital assets	-	(63,720)	-
Cash acquired from acquisition of subsidiary	-	121	-
Short-term investments	(4,350,000)	-	-
Mineral property acquisition and deferred exploration costs	(5,508,579)	(8,115,902)	(13,809,266)
Mining tax credit received	167,389	756,986	-

Net cash used in investing activities	(9,691,190)	(7,422,515)	(13,809,266)

Change in cash during the year	6,414,723	3,773,609	(3,307,163)

Cash, beginning of year	6,189,396	2,415,787	5,722,950

Cash, end of year	$ 12,604,119	$ 6,189,396	$ 2,415,787

Supplemental Schedule of Non-Cash Investing and Financing Activities
Deferred exploration costs included in accounts payable	$ 137,358	$ 47,709	$ 476,016
Fair value of stock options in deferred exploration costs (Note 6e)	$ 103,752	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

1.

NATURE AND CONTINUANCE OF OPERATIONS

Clifton Star Resources Inc. (the “Company” or “Clifton”) was incorporated under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on December 29, 2010.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the year.  Significant areas where management applies judgment include the assessment of possible impairment of the carrying values of the assets, determination of the rate at which amortization is charged to operations, valuation allowances applied against future income tax assets and factors affecting valuation of stock-based compensation.  Actual results could differ from those reported.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All inter-company transactions and accounts have been eliminated upon consolidation.

Short-term Investments

Short-term investments comprise mainly of Guaranteed Investment Certificates with original terms to maturity greater than three months.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

JUNE 30, 2011

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

The Company has classified its cash and short-term investments as held-for-trading and receivables as loans and receivables.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

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

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation.  The fair value of stock options is charged to operations immediately or on the basis of the vesting period, which may be determined by the Board of Directors, with the offsetting credit to contributed surplus.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences.   The Company records a future income tax liability and a reduction of capital stock for the estimated tax benefits transferred to shareholders.  When flow-through expenditures are renounced, a portion of future income tax assets not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the consolidated statement of operations and deficit.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

3.

ADOPTION OF NEW ACCOUNTING POLICIES

New accounting pronouncement

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of this Section is permitted.  The Company has adopted these new sections and determined that the adoption of these new requirements had no impact on the Company’s consolidated financial statements.

Future changes in accounting policies

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

4.

CAPITAL ASSETS

		2011			2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Land	$ 6,069	$ -	$ 6,069	$ 6,069	$ -	$ 6,069
Computer equipment	2,627	1,776	851	2,627	1,411	1,216
Building	57,651	9,048	48,603	57,651	3,623	54,028
Office equipment	9,557	9,167	390	9,557	9,000	557

	$ 75,904	$ 19,991	$ 55,913	$ 75,904	$ 14,034	$ 61,870

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

For the year ended June 30, 2011	Cat Lake Property (Note 5d)	Central Duparquet Property (Note 5b)	Duquesne Property (Note 5c)	Beattie Property (Note 5a)	Donchester Property (Note 5a)	Dumico Property (Note 5a)	Hunter Property (Note 5e)	Total

Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ -	$ 8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	-	18,157,055

Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,244	597	108,712	3,330	-	75,159	189,042
Geological Consulting	-	31,513	48,886	136,815	56,180	20,750	58,125	352,269

Total additions during the year	-	32,757	49,985	308,807	59,510	20,750	465,312	937,121

Costs recovered during the year	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)

Deferred exploration costs, end of year	63,614	36,094	5,675,588	7,190,889	4,745,088	697,955	465,312	18,874,540

Total mineral property and deferred exploration costs	$ 63,614	$ 648,494	$ 7,779,088	$ 11,190,889	$ 8,745,088	$ 2,697,955	$ 465,312	$ 31,590,440

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

For the year ended June 30, 2010	Cat Lake Property (Note 5d)	Central Duparquet Property (Note 5b)	Duquesne Property (Note 5c)	Beattie Property (Note 5a)	Donchester Property (Note 5a)	Dumico Property (Note 5a)	Total

Acquisition costs, beginning of year	$ -	$ 400,000	$ 1,653,500	$ 600,000	$ 600,000	$ 300,000	$ 3,553,500
Additions during the year	-	212,400	450,000	1,600,000	1,600,000	800,000	4,662,400

Acquisition costs, end of year	-	612,400	2,103,500	2,200,000	2,200,000	1,100,000	8,215,900

Deferred exploration costs, beginning of year	-	12,484	5,706,491	5,361,330	4,485,991	265,150	15,831,446

Additions during the year:
Assays	-	-	9,823	193,423	88,011	10,422	301,679
Drilling	63,614	-	-	819,710	6,399	384,480	1,274,203
Field expenditures	-	-	189,890	302,010	179,976	24,555	696,431
Geological Consulting	-	7,250	75,376	524,444	185,101	18,111	810,282

Total additions during the year	63,614	7,250	275,089	1,839,587	459,487	437,568	3,082,595

Costs recovered	-	(15,140)	(287,655)	(234,665)	(196,816)	(22,710)	(756,986)

Deferred exploration costs, end of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,005

Total mineral property and deferred exploration costs	$ 63,614	$ 616,994	$ 7,797,425	$ 9,166,252	$ 6,948,662	$ 1,780,008	$ 26,372,955

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

a)

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors. The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  The terms of the new agreements are as follows:

i)

cash payments of $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to Beattie, $1,700,000 ($800,000 paid in fiscal 2010 and $900,000 paid in fiscal 2011) to 2699681, and $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to 2588111 and earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payment of $20,800,000 to Beattie if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

ii)

cash payment of $10,400,000 to 2699681 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

iii)

cash payment of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

The optionors has retained a 2% Net Smelter Royalty (“NSR”).

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.  Under the terms of the mineral property option and joint venture agreement, Osisko would earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

a)

Beattie, Donchester and Dumico properties (cont’d…)

However, Clifton still has the right to access a loan of $22,500,000 from Osisko for the payment to the property vendors that is due on or before December 1, 2012.  If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

b)

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.  On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

c)

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.  Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession (together, known as the Duquesne Gold Project), located in Destor Township, Quebec.  The optionor retains a 3% NSR which the Company has the option to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east respectively of the Duquesne property. The optionor has retained a 2% NSR.

d)

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111.  The Cat Lake property is comprised of nine mining leases in the Lac Dubonnet Mining District which is northeast of Winnipeg, Manitoba.  Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

e)

Hunter  property

On November 12, 2010, Osisko and Clifton agreed to remove the Hunter mining concession from the December 10, 2009 joint venture agreement. Osisko renounced, without compensation, its exclusive and irrevocable option related to any rights in the Hunter mining concession granted under the joint venture agreement by the Company.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
unlimited common shares, no par value

Issued:
Balance as at June 30, 2008	17,354,439	$ 11,463,262	$ 1,504,109
Flow-through private placements	4,023,250	8,027,349	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees	304,042	787,155	-
Exercise of stock options	77,500	111,220	(46,970)
Stock-based compensation	-	-	2,270,307
Share issue costs	-	(2,324,357)	832,115
Tax benefits renounced to flow-through share subscribers	-	(3,033,271)	-

Balance as at June 30, 2009	23,816,836	20,031,338	4,559,561
Shares issued for acquisition of NSR (Note 5b)	10,000	57,400	-
Exercise of stock options	1,544,000	6,071,707	(2,174,807)
Exercise of agent’s options	184,054	673,765	(276,070)
Exercise of warrants	3,199,308	7,770,875	-
Stock-based compensation	-	-	8,752,239
Tax benefits renounced to flow-through share subscribers	-	(374,999)	-

Balance as at June 30, 2010	28,754,198	34,230,086	10,860,923
Flow-through private placement (Note 6a)	182,000	1,001,000	-
Exercise of stock options	368,500	1,593,587	(647,489)
Exercise of agent’s options	579,584	2,043,647	(832,116)
Exercise of warrants (Note 6b)	5,770,108	14,033,638	-
Tax benefits renounced to flow-through share subscribers (Note 6f)	-	(250,250)	-
Fair value of stock options capitalized (Note 6e)	-	-	103,752
Stock-based compensation (Note 6e)	-	-	4,011,086

Balance as at June 30, 2011	35,654,390	$ 52,651,708	$ 13,496,156

a)

Share Issuances

During the year ended June 30, 2011:

i)

On November 23, 2010, the Company closed a non-brokered private placement of 182,000 flow-through shares at a price of $5.50 per flow-through share for gross proceeds of $1,001,000.  No finder’s fees or commissions were paid in conjunction with this private placement.

ii)

368,500 stock options were exercised at prices from $2.55 to $2.60 per share for total gross proceeds of $946,098.  In relation to the stock option exercises, $647,489 of contributed surplus was transferred into capital stock.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

a)

Share Issuances (cont’d…)

iii)

579,584 agent’s options were exercised at prices from $1.25 to $2.45 per agent option for total gross proceeds of $1,211,531.  In relation to the agent option exercises, $832,116 of contributed surplus was transferred into capital stock.

iv)

5,770,108 warrants were exercised at prices from $1.35 to $3.30 per warrant for proceeds of $14,033,638.  Also during the year ended June 30, 2011, 579,584 warrants were issued on the exercise of agent’s options.

During the year ended June 30, 2010:

i)

1,544,000 stock options were exercised at prices from $2.15 to $2.70 per share for total gross proceeds of $3,896,900.  In relation to the exercise, $2,174,807 of contributed surplus was transferred into capital stock.

ii)

184,054 agent’s options were exercised at prices from $2.10 to $2.20 per share for total gross proceeds of $397,695.  In relation to the exercise, $276,070 of contributed surplus was transferred into capital stock.

iii)

3,199,308 warrants were exercised at prices ranging from $2.10 to $3.30 per share for total gross proceeds of $7,770,875.

During the year ended June 30, 2009:

i)

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow-through units at $2.20 per unit for gross proceeds of $626,995.  Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into non flow-through units at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

ii)

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow-through units at $2.31 per unit for gross proceeds of $2,499,993.  Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years.  The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into non flow-through units at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

iii)

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow-through units at $2.45 per unit for gross proceeds of $245,000.  Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into non flow-through units at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

a)

Share Issuances (cont’d…)

During the year ended June 30, 2009: (cont’d…)

iv)

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non flow-through units at $2.43 per unit for gross proceeds of $4,999,980.  Each flow-through unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010.  Each non flow-through unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,880 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into non flow-through units at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010.  The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

v)

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow-through units at $1.25 per unit for gross proceeds of $1,655,380.  Each unit comprises one flow-through common share and one non flow-through share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into non flow-through units at $1.25 per unit for a two year period until December 22, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $82,769 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

vi)

On May 6, 2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995. Each warrant is exercisable to purchase one non flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The agent was paid a finder's fee of 36,585 non flow-through common shares of the Company valued at $104,633.  The agent was also issued finder’s options valued at $139,578. The finder’s options are exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit.  Each finder's unit consists of one non flow-through common share of the Company and one non flow-through share purchase warrant. Each finder's warrant is exercisable to purchase one non flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The Company also paid $75,000 in due diligence fees and $2,769 in legal fees which were recorded as share issue costs.

vii)

77,500 stock options were exercised at prices ranging from $0.77 to $2.60 per share for total gross proceeds of $64,250.  In relation to the exercise, $46,970 of contributed surplus was transferred into share capital.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

b)

Share Purchase Warrants

Details of outstanding warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
June 30, 2008	3,024,225	$2.40
Issued	5,795,857	$2.47
June 30, 2009	8,820,082	$2.44
Issued	186,326	$2.42
Cancelled / Expired without exercise	(612,243)	$2.60
Exercised	(3,199,308)	$2.43
Balance June 30, 2010	5,194,857	$2.43
Issued	579,584	$2.43
Cancelled / Expired without exercise	(4,333)	$3.30
Exercised	(5,770,108)	$2.43
Balance June 30, 2011	-	$ -

c)

Stock Options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company with vesting requirements determined by the directors.

Stock option transactions for the Company have been summarized in the following table:

	Number of Options	Weighted Average Exercise Price
Outstanding, June 30, 2008	2,250,000	$2.31
Granted	1,540,000	$2.72
Cancelled / Expired	(800,000)	$2.25
Exercised	(77,500)	$0.83
Outstanding, June 30, 2009	2,912,500	$2.58
Granted	2,350,000	$4.84
Cancelled / Expired	(850,000)	$2.64
Exercised	(1,544,000)	$2.52
Outstanding, June 30, 2010	2,868,500	$4.44
Granted	2,135,000	$3.94
Cancelled / Expired	(350,000)	$2.95
Exercised	(368,500)	$2.57
Outstanding, June 30, 2011	4,285,000	$4.47

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

c)

Stock Options (cont’d…)

At June 30, 2011, the following options are outstanding and vested:

Expiry Date	Weighted Average Exercise Price	Number of Options Outstanding	Number of Options Vested
September 8, 2011(1)	$2.30	300,000	300,000
September 13, 2012	$4.15	1,750,000	1,750,000
January 22, 2013	$5.35	1,450,000	1,450,000
January 27, 2013	$5.80	400,000	400,000
May 6, 2013	$4.15	35,000	8,750
December 22, 2013	$5.00	50,000	37,500
June 20, 2016	$2.50	300,000	75,000
	$4.59	4,285,000	4,021,250

(1)

In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day after lifting of the Company’s cease trade order.

d)

Agents’ options

Agent’s stock option transactions for the Company have been summarized in the following table:

	Number of Agents’ Options	Weighted Average Exercise Price
Outstanding, June 30, 2008	295,278	$2.19
Granted	579,584	$2.09
Outstanding, June 30, 2009	874,862	$2.13
Cancelled / Expired	(111,224)	$2.25
Exercised	(184,054)	$2.16
Outstanding, June 30, 2010	579,584	$2.09
Exercised	(579,584)	$2.09
Outstanding, June 30, 2011	-	$ -

e)

Stock-based compensation

During the year ended June 30, 2011, the Company granted 2,135,000 (2010 – 2,350,000; 2009 – 1,540,000) stock options.  The fair value of the stock options granted during the year calculated using the Black-Scholes option pricing model was $4,451,721 (2010 - $7,163,778; 2009 - $2,616,274), or $2.09 (2010 - $3.05; 2009 - $1.70) per option.

During the year ended June 30, 2011, the Company expensed $4,011,086 (2010 - $8,752,239; 2009 - $2,270,307) of which $3,886,420 relates to the current year’s grants and $124,666 was from stock options granted in the prior year.  The unamortized stock-based compensation balance of $426,965 (2010 - $124,666; 2009 - $1,779,631) will be recognized during the next fiscal year.

During the year ended June 30, 2011, the Company capitalized as mineral properties and deferred exploration costs $103,752 (2010 - $nil) leaving an unamortized balance of $34,584 (2010 - $nil) which will be capitalized during the next fiscal year.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

e)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2011	2010	2009

Risk-free interest rate	1.55%	1.60%	2.02%
Expected life of options	2.44 years	3.26 years	2 years
Annualized volatility	93.31%	95.50%	100.98%
Dividend rate	0.00%	0.00%	0.00%

f)

Flow-Through Shares

During the year ended June 30, 2011, the Company issued 182,000 flow-through common shares for total proceeds of $1,001,000. These funds must be used for qualifying exploration expenditures and have been renounced to the flow-through shareholders effective December 31, 2010. The future income tax liability is estimated to be $250,250 resulting from the renunciation of these qualifying expenditures and have been recorded as share issuance costs as the renunciation tax forms were filed.  The unspent balance of this flow-through issuance as at June 30, 2011 is $535,688, which must be spent by December 31, 2011.

During the year ended June 30, 2010, the Company did not issue flow-through common shares.

g)

Shareholder Rights Plan

On December 13, 2010, the Company’s shareholders approved the adoption of a Shareholder Rights Plan (the “Plan”) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interest of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010.  One Right will also be issued for each common share issued by the Company after November 10, 2010.  Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and trade with the common shares of the Company.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2011, the Company entered into the following transactions with related parties:

a)

Paid or accrued $105,784 (2010 - $113,912; 2009 - $140,308) in geological consulting fees to F.T. Archibald Consulting Ltd. which is controlled by Fred Archibald, a director of the Company and to Dean Rogers, a former director of the Company.

b)

Paid or accrued $105,107 (2010 - $12,000; 2009 - $Nil) in director’s fees to various directors of the Company.

c)

Paid or accrued $114,635 (2010 - $82,171; 2009 - $46,619) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $154,214 (2010 - $62,859; 2009 - $Nil) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

e)

Paid or accrued $270,080 (2010 - $168,000; 2009 - $108,000) in management fees to Harry Miller, President, CEO and Director of the Company.  Included in prepaid expenses at June 30, 2011 is $62,550 towards future management fees.

Included in accounts payable and accrued liabilities as at June 30, 2011 is $70,538 (June 30, 2010 - $18,455) for legal fees accrued to Lavery, de Billy L.L.P., and $9,090 (June 30, 2010 - $Nil) for consulting fees accrued to Ian Beardmore.

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009 and on February 10, 2011, with effect as of October 1, 2010) with Harry Miller, a director and officer of the Company.  Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller a management fee of $250,000 per annum which is to be paid in quarterly instalments. An additional $30,000 lump sum payment was made to Mr. Miller for exceptional service with the Company for the year ended June 30, 2010.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.  The Company considers the components of shareholders’ equity as capital.

The Company’s objectives when managing capital are:

•

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

8.

CAPITAL MANAGEMENT (cont’d…)

•

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

The properties in which the Company currently holds an interest in are in the exploration stage, and the Company is dependent on external financing to fund its activities.  In order to carry out planned exploration and development and pay for administrative costs, the Company will utilize its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed and approved by the Company’s Board of Directors. In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets.  When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the year ended June 30, 2011 compared to the year ended June 30, 2010.  The Company is not subject to externally imposed capital requirements.

9.

FINANCIAL INSTRUMENTS

Fair Value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities.   Cash and short-term investments are carried at fair value using a level 1 fair value measurement.  The carrying values of receivables and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.

Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities, including credit risk, liquidity risk and market risk.  The Company’s objective with respect to risk management is to minimize potential adverse effects on the Company’s financial performance. The Board of Directors provides direction and guidance to management with respect to risk management.  Management is responsible for establishing controls and procedures to ensure that financial risks are mitigated to acceptable levels.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

9.

FINANCIAL INSTRUMENTS (cont’d…)

Financial Risk Management (cont’d…)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables.  The Company deposits its cash and short-term investments with high credit quality major Canadian financial institutions as determined by ratings agencies. Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of June 30, 2011, the Company had a cash balance of $12,604,119 (June 30, 2010 - $6,189,396) to settle current liabilities of $393,913 (June 30, 2010 - $198,549).  The Company also had flow-through commitments of $535,688 (June 30, 2010 - $Nil).

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest rate risk

The Company has invested $4,350,000 in short-term investments earning interest at 1.55% to 1.60% per annum.  The Company does not have any interest bearing debt.

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

JUNE 30, 2011

10.

INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2011	2010	2009

Loss before income tax	$ (5,354,046)	$ (9,863,346)	$ (3,073,715)

Expected income tax recovery	$ (1,472,363)	$ (2,885,029)	$ (929,799)
Non-deductible expenses	981,990	2,430,806	552,129
Unrecognized (recognized) benefit of non-capital losses and deferred resource expenses	(2,877)	153,224	(691,101)

Future income tax recovery	$ (493,250)	$ (300,999)	$ (1,068,771)

The significant components of the Company's future tax assets (liabilities) are as follows:

	2011	2010

Net operating loss carry forwards	$ 1,321,000	$ 884,000
Net capital loss carry forwards	35,000	35,000
Cumulative exploration and development expenses	(3,451,000)	(3,365,000)
Financing costs	184,000	292,000

	(1,911,000)	(2,154,000)
Less: valuation allowance	(35,000)	(35,000)

Net future income tax liabilities	$ (1,946,000)	$ (2,189,000)

The Company has non-capital losses of approximately $5,285,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2031.  The Company also has approximately $280,000 in capital losses available for carry-forward indefinitely.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totaling approximately $16,214,000 available to reduce taxable income of future years.

During the fiscal year ended June 30, 2011, the Company issued 182,000 (2010 – Nil; 2009 – 4,023,250) common shares on a flow-through basis for gross proceeds of $1,001,000 (2010 - $ Nil; 2009 - $8,027,253).  The flow-through agreements require the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties to the flow-through participants. During the year ended June 30, 2011, the Company renounced $1,001,000 exploration expenditures in relation to flow-through shares issued.  The Company recognized a future income tax liability and a charge to share capital of $250,250 (2010 - $374,999; 2009 - $3,033,271) as well as a recovery of $493,250 (2010 – $300,999; 2009 – $1,068,771) of future income taxes.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

11.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

12.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main Duparquet project;

ii) In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii) In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

vi) One of the plaintiffs is also seeking damages of $20,000 claiming purported wrongful dismissal by the Company; and

vii) Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company does not believe the claims are valid, and currently is defending its position.

13.

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

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2011			2010
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 17,197,031	$ -	$ 17,197,031	$ 6,260,136	$ -	$ 6,260,136
Capital assets	55,913	-	55,913	61,870	-	61,870
Mineral properties and deferred exploration costs	31,590,440	(18,874,540)	12,715,900	26,372,955	(18,157,055)	8,215,900

	$ 48,843,384	$ (18,874,540)	$ 29,968,844	$ 32,694,961	$ (18,157,055)	$ 14,537,906

Current liabilities	$ 393,913	$ -	$ 393,193	$ 198,549	$ -	$ 198,549
Future income tax liabilities	1,946,000	-	1,946,000	2,189,000	-	2,189,000
Shareholders’ equity	46,503,471	(18,874,540)	27,628,931	30,307,412	(18,157,055)	12,150,357

	$ 48,843,384	$(18,874,540)	$ 29,968,844	$ 32,694,961	$ (18,157,055)	$ 14,537,906

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2011	2010	2009 Restated

Loss for the year, Canadian GAAP	$ (4,860,796)	$ (9,562,347)	$ (2,004,944)
Adjustments:
Mineral properties and deferred exploration costs	(717,485)	(2,325,609)	(11,670,872)
Flow-through share premium	81,900	-	74,999
Future income tax expenses (recovery)	(493,250)	(300,999)	(1,068,771)

Loss for the year, United States GAAP	$ (5,989,631)	$ (12,188,955)	$ (14,669,588)

Basic and diluted loss per common share, United States GAAP	$ (0.18)	$ (0.48)	$ (0.67)

Weighted average number of common shares outstanding, United States GAAP	33,454,231	25,170,068	21,751,739

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2011	2010	2009

Net cash used in operating activities,
Canadian GAAP	$ (1,086,354)	$ (869,346)	$ (895,644)
Mineral property and deferred exploration costs	(841,190)	(2,753,916)	(12,174,266)

Net cash used in operating activities, United States GAAP	$ (1,927,544)	$ (3,623,262)	$ (13,069,910)

Net cash provided by financing activities,
Canadian GAAP and United States GAAP	$ 17,192,267	$ 12,065,470	$ 11,397,747

Net cash used in investing activities, Canadian GAAP	$ (9,691,190)	$ (7,422,515)	$ (13,809,266)
Mineral property and deferred exploration costs	841,190	2,753,916	12,174,266

Net cash used in investing activities, United States GAAP	$ (8,850,000)	$ (4,668,599)	$ (1,635,000)

Restatement

The Company has restated its reported results under United States GAAP for fiscal 2009 to properly account for the reconciliation of Canadian GAAP to United States GAAP.  Previously, the Company recognized the difference between the market price of the Company’s stock and the value of flow-through shares issued to investors.  This difference was recorded as a liability if a premium was paid by investors or an asset if investors purchased shares at a discount.  The resulting asset or liability was charged to income as the flow-through share proceeds were expended on qualifying expenditures.  Under United State GAAP, only the liability is recognized with the related premium recognized to income as the flow-through share proceeds are expended.

For fiscal 2009, the Company incorrectly recognized as an expenses $1,225,203 of flow-through discount.

The effect of the restatement for United States GAAP purposes was a reduction in loss for the year ended June 30, 2009 of $1,225,203.  In addition, such restatement reduced loss per common share for fiscal 2009 on a basic and fully diluted basis by $0.07 per share.  The restatement under United States GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than Note 13).

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under United States GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred.  Under Canadian GAAP these costs may be deferred.  As a result, the Company expensed $717,485 (2010 - $2,325,609; 2009 - $11,670,872) in exploration expenses incurred during the year for United States GAAP purposes.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs (cont’d…)

Under United States GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended June 30, 2011, the Company issued 182,000 (2010 – Nil; 2009 - 4,023,250) flow-through share units for total proceeds of $1,001,000 (2010 - $ Nil; 2009 - $8,027,349).  Under United States GAAP, a premium of $81,900 (2010 - $Nil; 2009 - $74,999) has been recorded and charged to the statement of operations for flow-through shares issued.

Impact of recent United States accounting pronouncements

The Company transitioned to IFRS on July 1, 2011 and will no longer be required to prepare reconciliations to United States GAAP.  Accordingly, Clifton has not assessed the impact of adopting recent United States accounting pronouncements with an application date of July 1, 2011 or beyond in the Company’s financial statements and disclosures.

14.        SUBSEQUENT EVENTS

a.

On November 6, 2011, Mr. Harry Miller ceased to be the Company’s President and CEO and resigned as a director of the Company.  Pursuant to a Senior Advisor Agreement (“SSA”) effective November 7, 2011, Mr. Miller will continue to act as Secretary and Senior Advisor of the Company and will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013.  In addition, Mr. Miller will continue to earn his remuneration in accordance with his management agreement, as amended on February 10, 2011, of $20,833 per month until December 31, 2011. Should Mr. Miller’s SSA be terminated as a result of a change of control of the Company, he shall be entitled to the payment of any reimbursable expenses then accrued in addition to an amount of $500,000.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2011

14.

SUBSEQUENT EVENTS (cont’d…)

b.

On November 7, 2011, Mr. Michel Bouchard was appointed the Company’s President and CEO.  Accordingly, the Company entered in an employment agreement with Mr. Bouchard which provides for an annual base salary of $300,000 for a term expiring on November 6, 2013.  Should Mr. Bouchard’s employment be terminated as a result of a change of control of the Company, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

c.

Subsequent to June 30, 2011, the Company received from Revenue Quebec a net refund of approximately $550,000 for sales taxes paid in the province of Quebec, Canada from January 2007 to June 2011.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: _December 23, 2011	Signed: /s/ "Michel F. Bouchard"
Michel F. Bouchard, President and CEO