Form 20-F/A
period 2011-06-30
Clifton Star Resources Inc.
filed 2012-10-23
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A Amendment #1

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2011

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large Accelerated Filer [ ] Accelerated Filer [ X ]	Non-accelerated Filer [ ]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

EXPLANATORY NOTE

Clifton Star is filing Amendment No. 1 to the Company's Form 20-F Annual Report in order to change the check mark on the cover page for the Company's filer status to "Accelerated Filer" from "Non-accelerated Filer" to accurately reflect the Company's status as an Accelerated Filer for the fiscal year ended June 30, 2011.

There are no other changes to the Form 20-F Annual Report as filed on December 29, 2011.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: October 22, 2012	Signed: /s/ "Michel F. Bouchard"
Michel F. Bouchard, President and CEO