Form 20-F
period 2012-06-30
Clifton Star Resources Inc.
filed 2012-10-25
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2012

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-53117

Clifton Star Resources Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

1040 Avenue Belvedere, Suite 217, Quebec, QC, Canada  G1S 3G3

(Address of principal executive offices)

Michel Bouchard, CEO

1040 Avenue Belvedere, Suite 217, Quebec, QC, Canada  G1S 3G3 (418) 914-9922 Fax (418) 914-9687

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

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Clifton Star  is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 78

CLIFTON STAR RESOURCES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Clifton Star Resources Inc. was incorporated under the Business Corporations Act (British Columbia, Canada) (the “BCABC”), under the name Houstonian Resources Inc. The Company changed its name to Clifton Star Resources Inc. on November 8, 1982. The Company was continued under the Canada Business Corporations Act (Canada) (the “CBCA”) on December 29, 2010. In this Annual Report, the “Company”, “Clifton Star”, “we”, “our” and “us” refer to Clifton Star Resources Inc. (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report. Our corporate offices are located at 1040 Avenue Belvedere, Suite 217, Quebec, QC, Canada, G1S 3G3. Our telephone number is (418) 914-9922 and our fax number is (418) 914-9687.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Corporate information may be found at the Company’s website: www.cfo-star.com

BUSINESS OF CLIFTON STAR RESOURCES INC.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the Fiscal Years 2012 and 2011 ended June 30th was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for fiscal years ended June 30, 2012 & 2011. The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

Table No. 1
Selected Financial Data

	Year	Year
	Ended	Ended
	6/30/2012	6/30/2011

Sales Revenue	$ -	$ -
Loss From Operations	(3,123,738)	(5,220,364)
Loss and Comprehensive Loss	(2,244,155)	(4,765,837)
Basic/Diluted (Loss) Per Common Share	(0.06)	(0.14)
Dividends Per Share	-	-

Working Capital	$ 11,268,913	$ 16,803,118
Mineral Property Interests	33,318,968	31,620,626
Deferred Tax Liability	1,267,000	1,946,000
Long-Term Debt	-	-
Shareholder’s Equity	45,523,334	46,533,657
Total Assets	47,508,170	48,873,570

Weighted Avg. Shares O/S	35,654,390	33,454,231
Period-End Shares O/S	35,654,390	35,654,390

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

September 2012		$ 0.99	$ 0.97	$ 0.98
August 2012		1.01	0.99	0.99
July 2012		1.02	1.00	1.00
June 2012		1.04	1.02	1.02
May 2012		1.03	.0.98	1.03
April 2012		1.00	0.98	0.99

Fiscal Year Ended 6/30/2012	$ 1.00	$ 1.04	$ 0.95	$ 1.02
Fiscal Year Ended 6/30/2011	1.00	1.06	0.95	0.96
Fiscal Year Ended 6/30/2010	1.06	1.16	1.00	1.16
Fiscal Year Ended 6/30/2009	1.17	1.30	1.03	1.11
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02

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

Risks Related to the Company

Clifton Star Has Not Yet Achieved Profitable Operations, and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

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

The expenditures to be made by Clifton Star in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. To date, no mineralized material in commercial quantities has been confirmed on any of the properties in which Clifton Star has an interest. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and this occurrence could ultimately result in Clifton Star having to cease operations.

If the Company Fails to Make Any Scheduled Payments Due or Fails to Meet any Milestones Associated with its Property Agreements, It Will Lose Its Interest in the Properties.

To earn the remaining 90% interest in Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated September 14, 2012, the Company must pay $2 million and issue 250,000 common shares on December 1, 2012; pay an additional $10 million on December 1, 2014; pay an additional $10 million on December 1, 2015; pay an additional $15 million on December 1, 2016; and pay a final $15.2 million on December 1, 2017. If the Company is unable to make the scheduled payments under the agreements, it will lose its right to acquire the remaining interests in those properties.

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

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At October 16, 2012, there were 3,720,000 share purchase options and agent’s options outstanding, which, if exercised, would result in an additional 3,720,000 common shares being issued and outstanding. For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star does not have Positive Cash Flow and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

Clifton Star is Dependent on Key Personnel, and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Clifton Star’s growth will depend on the efforts of its Senior Management, particularly its President/CEO/Director, Michel Bouchard; its Chairman, Ross Glanville; its Chief Financial Officer, Louis Dufour; its Vice-President, Exploration, Louis Martin; its Corporate Secretary, Harry Miller; and its directors, Philip Nolan and Peter Gundy. Clifton Star does not carry key-man insurance on any individuals.

Clifton Star’s Management has Abandoned Business Plans and Changed Industries with Prior Companies

Members of Clifton Star’s current management, including Harry Miller, former President/CEO and current Corporate Secretary, have been past officers and/or directors of other companies that have abandoned their business plans and changed industries. Clifton Star has raised funds through flow-through common share offerings that require funds raised to be spent on qualifying mineral exploration activities by a certain date.  If the Company were to change its business plan to an industry other than mineral exploration, it would be in probable breach of the terms of the flow-through subscription agreements.  A breach would likely cause the Company to lose any unspent funds raised through flow-through common share offerings, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax. Such a breach would have a material adverse effect on the Company’s financial condition. If Clifton Star were to abandon mineral exploration and adopt a new business plan, it would likely require the appointment of new officers and/or directors, and have a negative effect on the Company’s financial position.

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

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction, and must be given to the customer in writing before or with the customer’s confirmation.

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

As a "foreign private issuer”, Clifton Star is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act, and Results in Shareholders Having Less Complete and Timely Data.

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

The Newly Elected Government in Quebec has Announced its Intention to Increase Taxes and Regulation of New Mining Projects

The newly elected minority party in Quebec, the Parti Québécois, announced during the election campaign that it intends to change the mining regulations and taxation regime for Quebec mining operations. These changes may include an increase in mining royalties and taxes, and adding environmental regulations and reviews for new mining projects. If these changes are instituted, it may result in certain mineral projects located in Quebec, including Clifton Star’s, from attracting financial support, and negatively affect their economic viability.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Clifton Star Resources Inc. engages in the exploration of several mineral properties in Canada.  Its primary project is the Duparquet Project in Quebec, which consists of 5 properties under separate acquisition and option agreements, which the Company may purchase by making the required payments.

The Company’s executive office is located at:

Suite 217 – 1040 Belvedere Ave.

Quebec, QC, Canada

G1S 3G3

Telephone: (418) 914-9922

Facsimile: (418) 914-9687

e-mail: mbouchard@cfo-star.com

website: www.cfo-star.com

The Company’s executive offices are located in premises of approximately 1,100 sq. ft., and Clifton began occupying these facilities in February 2012.  The Company leases office space under a formal lease which runs through January 31, 2014. Rental costs are $1,650 per month, plus taxes. The lease can be renewed for 2 additional periods of 1 year each, with monthly rent adjusted by the Canada Cost of Living Index.

The contact person is Michel Bouchard, and his email is mbouchard@cfo-star.com

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”; and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges in Germany.

The Company has an unlimited number of common shares without par value authorized.  At June 30, 2012, the end of the Company's most recent fiscal year, there were 35,654,390 common shares issued and outstanding.

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

On September 20, 2006, the Company signed an option agreement (subsequently amended May 14, 2007, June 11, 2007 and July 31, 2012) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. On June 20, 2010, the Company fulfilled all its obligations under the option agreement and acquired a 100% interest in the Duquesne property, subject to a 3% Net Smelter Royalty ("NSR"), which the Company has the option to purchase from the optionor for the sum of $1,000,000 for each 0.5% for a total of $6,000,000. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000. The remaining royalty will now be 2.5%. Yearly portions of 0.5% NSR may be bought back at the same price, starting in 2014.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively, with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in the Beattie-Donchester-Dumico gold properties, pursuant to the October 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010 to earn a 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. Once the final payment is made, the Company will have a 100% interest with no NSR. In September 2012, the Company and the vendors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the properties, the Company must pay $2 million and issue 250,000 common shares on December 1, 2012; an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017.  The optionors have retained a 2% NSR for the duration of the option period, but the NSR would be eliminated upon the Company acquiring 100% of these properties.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest (subject to a 2% NSR) in the Central Duparquet property. The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec. The Company earned a 100% interest in the property by paying $400,000 on January 13, 2009. On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the Company. In consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400.

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

In addition to the payments above, Osisko agreed to loan money to Clifton to facilitate payment to the underlying property owners, which would assist Clifton in securing full title to the property. Under the agreement, Osisko agreed to advance to Clifton:

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

The $22.5 Million Loan ( the "Loan") would be unsecured, and would be evidenced by promissory notes in such amounts as are specified herein.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the project. However, Clifton retains the right to access a loan of $22.5 million from Osisko on or before December 1, 2012 for payments to the property vendors. The loan would be for a period of 36 months at an interest rate of 5%. If Clifton were to access the funds, the Company would have the right to retire the loan by the issuance of Clifton common shares to Osisko at a price of $3.12 per share for the principal and at the market price of the shares for the interest.

Duquesne Sale Agreement with XMet Inc.

In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton will receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction is subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property (since completed) and raising financing, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange.

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

British Columbia Cease Trade Order

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The reason for the order was the Company's failure to file certain documents with Canadian regulators as required under National Instrument 51-102, Continuous Disclosure Obligations, and National Instrument 43-101 ("NI 43-101"), Standards of Disclosure for Mineral Projects. As detailed in the Order, the Company failed to file compliant technical reports on the Beattie, Donchester and Duquesne properties, as well as related material change reports. In conjunction with the BCSC Cease-trade order, the Company's common shares were suspended from trading on the TSX Venture Exchange, its primary trading market.

To remedy the Order, the Company filed updated NI 43-101 compliant reports on its Duparquet project properties and updated its disclosure documents through the filing of several news releases. The BCSC lifted the Order on March 5, 2012. In order to resume trading on the TSX Venture Exchange, the Company was first required to satisfy the conditions of the BCSC Order. Once the BCSC Order is lifted, the Company was then required to satisfactorily complete a review by the TSX Venture Exchange to determine if the Company is in compliance with the Exchange's Continued Listing Requirements. Each of these requirements were met by the Company, and the Company's common shares resumed trading on the TSX Venture Exchange on March 9, 2012.

Material Effects of Government Regulations

The specific laws, regulations and permitting requirements which Clifton Star is subject to are the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work from the Ministry of Natural Resources and Fauna of Quebec.

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2012	$ 5,467,686 $ 26,168	Mineral Property Acquisition and Deferred Exploration Costs Computer Equipment and Building
Fiscal 2011	$ 5,467,307	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2010	$ 7,744,995	Mineral Property Acquisition and Deferred Exploration Costs

Financings

The Company has financed its operations through funds raised via public/private placements of common shares. In addition, shares have been issued upon exercise of options and warrants; for the acquisition of property, and as agent commissions. Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount

Fiscal 2012	None	None	None

Fiscal 2011	Private Placement	182,000 Shares	$ 1,001,000

Fiscal 2010	None	None	None

Fiscal 2009	Private Placement (Flow-Thru)	1,324,304 Units	$ 1,655,380
	Private Placement	2,057,605 Units	4,999,980
	Private Placement (Flow-Thru)	499,995 Units	1,499,985
	Private Placement (Flow-Thru)	1,082,248 Units	2,499,993
	Private Placement (Flow-Thru)	100,000 Units	245,000
	Private Placement (Flow-Thru)	284,998 Units	626,995

Fiscal 2008	Private Placement (Flow-Thru)	833,238 Units	$ 1,833,124
	Private Placement (Flow-Thru)	793,746 Units	1,666,867
	Private Placement	500,000 Units	1,000,000
	Private Placement (Flow-Thru)	612,243 Units	1,499,995
	Private Placement (Flow-Thru)	1,999,998 Units	1,499,999

Plan Of Operations

Source of Funds for Fiscal 2013 Ending June 30, 2013

The Company’s primary source of funds since incorporation has been through the issuance of equity. As of June 30, 2012, the Company had working capital of $11,268,913, which Management believes is sufficient to meet its anticipated property exploration and general and administrative expenses for fiscal 2013.

Use of Funds for Fiscal 2013 Ending June 30, 2013

During Fiscal 2013, the Company estimates that it might expend approximately $3,000,000 on property acquisition and $2,600,000 on general/administrative and investor relations’ expenses. During Fiscal 2013, the Company estimates that it will spend approximately $5,700,000 on exploration on, and advancement of, its mineral projects.

Anticipated Changes to Facilities/Employees

The Company is not expected change any facilities or add any employees in fiscal 2013.

United States vs. Foreign Sales/Assets

During the 3 most recent fiscal years, the Company had no sales revenues.

All of the Company's assets are located in Canada.

4.B.  BUSINESS OVERVIEW

Clifton Star Resources Inc. (“the Company”) was incorporated under the BCABC and continued under the CBCA on December 29, 2010. The Company is primarily engaged in the acquisition and exploration of mineral properties. The Company's primary project is the Duparquet Project in Quebec, which consists of the Beattie, Donchester, Central Duparquet, and Dumico properties.

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

Clifton has the right to acquire an additional 90% of the Beattie, Donchester and Dumico properties in addition to the 10% in already owns by making cash payments and issue common shares to the underlying owners. Under an amended option agreement dated September 14, 2012, the Company is required to make additional cash payments totaling $52.2 million and issue 250,000 common shares through December 1, 2017 in order to acquire the remaining 90% interest in the properties.

Osisko Mining Corporation (“Osisko”), the Company’s former joint venture partner, was granted the option in late 2009 to earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project. During 2010, Osisko spent over $15 million (and drilled approximately 123,000 meters), and thereby met their minimum requirement of $15 million of expenditures in 2010 in order to maintain their right to earn 50%. However, in June of 2011, Osisko decided to exit the Duparquet Project, leaving Clifton with the right to earn 100% (with no interest being earned by Osisko).

Since Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated. After Osisko exited the project in June 2011, Clifton expended $1,698,342 (net of costs recovered) on exploration on the project during fiscal 2012. The work included drilling, metallurgical testing, and the preparation and filing of updated NI 43-101 compliant technical reports on the Duparquet and Donchester projects, as well as a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit), and which was completed and filed subsequent to the fiscal year-end.

The Company’s exploration properties are without proven reserves, and are all currently at the exploration stage.

Exploration Activities

During fiscal 2012 ended June 30, 2012, the Company incurred total exploration expenditures of $5,467,686 (net $1,698,342 after cost recoveries). In fiscal 2011 ended June 30, 2011, the Company incurred exploration expenditures of $967,307 (net $747,671 after cost recoveries).

During fiscal 2012 ended June 30, 2012, the company drilled a total of 124 drill holes totaling 41,730 meters on the Duparquet project. The Company also conducted a series of metallurgical tests on the Duparquet ore zones and the Beattie tailings to confirm and possibly improve on the expected recoveries of the gold.

During fiscal 2011 ended June 30, 2011, the Company incurred exploration expenditures on its properties totaling $937,121. A total of 85 diamond drill holes totaling 26,754 meters were drilled, including a 10-hole drill program at the Hunter Property, while other expenditures were spent on completing the scheduled programs at the Duparquet Project after the withdrawal of Osisko from the Joint-Venture.

During fiscal 2010, the Company incurred total exploration expenditures of $15 million, spent on diamond drilling, assaying, surfacing mapping & exploration programs, two Master’s thesis programs with University of Ottawa and others, airborne geophysics, digitization of underground and drill results (1987-2010), and 3D compilations.  A total of 122,953 meters were drilled in a total of 384 holes during the year. An average depth of 320 meters was drilled at an average cost of $51 per meter drilled.

Expenditures on the Company’s properties for the last 3 fiscal years are detailed below:

FY 2012 ended June 30, 2012	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$ 12,715,900
Additions during the year	-	-	-	-	-	-	-	-

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Additions during the year:
Assays	-	12,400	8,546	230,110	134,702	16,781	7,529	410,068
Drilling	-	32,838	24,566	1,356,044	992,704	105,339	632	2,512,123
Field expenditures	-	36,593	13,116	864,881	287,228	-	-	1,201,818
Geological consulting	-	70,035	46,086	711,714	513,266	2,576	-	1,343,677

Total additions during the year	-	151,866	92,314	3,162,749	1,927,900	124,696	8,161	5,467,686

Costs recovered during the year	-	(68,238)	(256,177)	(1,982,390)	(1,139,158)	(229,708)	(93,673)	(3,769,344)

Deferred exploration costs, end of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068

Total mineral property and deferred exploration costs	$ 63,614	$ 738,159	$ 7,621,263	$ 12,377,285	$ 9,539,867	$ 2,5,98,980	$ 379,800	$ 33,318,968

FY 2011 ended June 30, 2011	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ -	$ 8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	-	18,157,055

Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,244	597	108,712	3,330	-	75,159	189,042
Geological consulting	-	37,550	54,924	142,852	62,217	26,787	58,125	382,455

Total additions during the year	-	38,794	56,023	314,844	65,547	26,787	465,312	967,307

Costs recovered during the year	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)

Deferred exploration costs, end of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Total mineral property and deferred exploration costs	$ 63,614	$ 654,531	$ 7,785,126	$ 11,196,926	$ 8,751,125	$ 2,703,992	$ 465,312	$ 31,620,626

FY 2010 ended June 30, 2010	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total
Acquisition costs, beginning of year	$ -	$ 400,000	$ 1,653,500	$ 600,000	$ 600,000	$ 300,000	$ 3,553,500
Additions during the year	-	212,400	450,000	1,600,000	1,600,000	800,000	4,662,400

Acquisition costs, end of year	-	612,400	2,103,500	2,200,000	2,200,000	1,100,000	8,215,900

Deferred exploration costs, beginning of year	-	12,484	5,706,491	5,361,330	4,485,991	265,150	15,831,446
Additions during the year:
Assays	-	-	9,823	193,423	88,011	10,422	301,679
Camp costs	-	-	3,289	34,540	7,665	-	45,494
Consulting	-	-	-	11,387	4,787	-	16,174
Drilling	63,614	-	-	819,710	6,399	384,480	1,274,203
Field expenditures	-	-	6,066	157,400	74,881	-	238,347
Field personnel	-	-	700	106,638	95,498	7,655	210,491
Geological consulting	-	7,250	75,376	513,057	180,314	18,111	794,108
Geophysical	-	-	130,324	-	-	-	130,324
Line-cutting (recovery)	-	-	-	-	(1,500)	3,600	2,100
Mapping	-	-	3,432	3,432	3,432	13,300	23,596
Mobilization and demobilization	-	-	1,566	-	-	-	1,566
Property leases and taxes	-	-	1,102	-	-	-	1,102
Telephone and communication	-	-	200	-	-	-	200
Travel, transport and freight	-	-	43,211	-	-	-	43,211

Total additions during the year	63,614	7,250	275,089	1,839,587	459,487	437,568	3,082,595

Costs recovered	-	(15,140)	(287,655)	(234,665)	(196,816)	(22,710)	(756,986)

Deferred exploration costs, end of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,005

Total mineral property and deferred exploration costs	$ 63,614	$ 616,994	$ 7,797,425	$ 9,166,252	$ 6,948,662	$ 1,780,008	$ 26,372,955

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
N
388
Municipalité de Rapide-Danseur
Ville de Duparquet
BEATTIE
DONCHESTER
DUMICO
Banc d'emprunt
glory hole
A ZONE
Beattie Shaft
Donchester Shaft
NORTH ZONE
SOUTH ZONE
Duparquet
CH. DU LAC
CH. DU MOULIN
Île Amik
Île Leblanc
Île aux Cochons
Île Demil
Pointe à Lemieux
Île aux Goélands
LAC DUPARQUET
Dugros

Figure No. 4

Duquesne Gold Property

Claim Map

Acquisition Details

Each of the 5 properties which together comprise the Duparquet Project is covered under a separate agreement.

The Company has a option to acquire a 100% interest in the Beattie, Donchester and Dumico properties under three mineral property option agreements dated May 1, 2008 (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively, with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.

Currently, the Company currently has a 10% interest in the private companies (subject to a 2% NSR) which, in turn, have a 100% interest in the Beattie, Donchester and Dumico properties based upon payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 made under the old option agreements. Under an amended agreement dated September 14, 2012, Clifton may acquire the remaining 90% interest by making cash payments and issuing common shares to the vendors under the following schedule:

Terms of the new agreements are as follows:

1.

cash payments of $800,000 to Beattie, $400,000 to 2699681, and $800,000 to 2588111 due on December 1, 2012; and

ii.

Issuance of 100,000 shares of the Company to Beattie, 50,000 shares of the Company to 2699681, and 100,000 shares of the Company to 2588111 on December 1, 2012; and

iii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

iv.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

v.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

vi.

cash payments of $6,080,000 to Beattie, $3,040,000 to 2699681, and $6,080,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% NSR for the duration of the option period. However, upon the exercise of the option to earn 100%, this NSR will be eliminated.

The Company currently has a 100% interest in the Central Duparquet property. Under an option agreement dated December 15, 2008, Clifton could acquire a 100% interest in the Central Duparquet Property by paying the optionor $400,000 cash, which was paid on January 31, 2009. The optionor retained a 2% NSR, which Clifton acquired from the optionor on February 26, 2010 by paying $155,000 cash and issuing 10,000 common shares valued at $57,400. The Central Duparquet property is also subject to a transfer restriction. During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

The Company currently has 100% interest (subject to a 2.5% NSR) on the Duquesne property. Under an option agreement dated September 20, 2006, (subsequently amended May 14, 2007, June 11, 2007 and July 31, 2012) Clifton could acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Destor Township, Quebec. Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor, and must pay $1,800,000 cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period. The optionor retained a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000. On June 30, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property, subject to the 3% NSR. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000. The remaining royalty will now be 2.5%. Yearly portions of 0.5% NSR may be bought back at the same price, starting in 2014.

During the year ended June 30, 2009, the Company acquired additional claims, totaling 964 hectares, known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totaling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property. The optionor retains a 2% Net Smelter Return Royalty on these claims.

In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton will receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction is subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property (since completed) and raising financing, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange. The sale of the Duquesne property to Xmet will allow Xmet to consolidate the eastern portion of the Duparquet area and allow the Company to concentrate its efforts on its remaining properties in the Duparquet project.

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

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

The properties are located in Northwest Quebec, Abitibi West County, approximately 35 kilometers northwest of the cities of Rouyn-Noranda. The town of Duparquet is located partially within the property boundaries of the Beattie property. All of the properties are accessible by an all-weather paved highway from the cities of Rouyn-Noranda and a series of all-weather gravel roads.  Duparquet is reached by going north from Noranda on Highway #101 for approximately 32 kilometers and then 14.5 kilometers west on Highway #393.

Work can be conducted on the properties throughout the year. Although snowfall and accumulations of one to three feet occur from mid-November to mid-April, the weather is generally not severe enough to halt exploration or mining operations in the area.

The town of Duparquet contains skilled workers and housing, while the cities of Rouyn-Noranda currently provide labor and supplies to numerous exploration and mining operations throughout the region. Water and power is available to the properties from Duparquet.

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

Vegetation in the area largely consists of second growth birch, poplar & spruce. The properties are crossed by higher ridges, and mill tailings were deposited in several of the lower-lying areas. The region is within the Abitibi Greenstone belt, and the properties lie along a portion of the Porcupine-Destor Fault, as well as several off-shoots known as the Beattie and Donchester Faults. Gold mineralization appears to be related to late intrusions of syenite and/or feldspar porphyries in volcanics along lines of weakness adjacent to or coincident with the Beattie and Donchester Faults.

History

The Duparquet project covers 7.7 kilometers of strike length along the historically prolific gold-bearing Porcupine-Destor fault and associated splays. Much of the project has been relatively unexplored in the past, and historic drilling has only been conducted to relatively shallow depths of generally less than 400 meters below surface.

The Beattie Mine has seen the highest level of operation of the 5 properties, including mining and milling on-site between 1933 and 1956. Gold was first discovered in Duparquet Township by John Beattie in 1910, but the first claims in MC292 were staked by Mr. Beattie in 1923. The Main or North orebody was discovered in 1930, and a six-compartment shaft was sunk to a depth of 1,150 feet, with nine levels established at 150-foot intervals. A 2,000 ton per day flotation plant was built, and production started in 1933, with a cyanidation plant installed in 1934 and a roaster added in 1937. Additional shafts were sunk to support higher production rates, which rose to 1,900 tons/day in 1941/1942. The owner of the property acquired the Donchester property in 1941, and mining proceeded at Donchester from 1946 to 1956, with the ore processed at the Beattie mill. Due to rising costs, production ceased at both Beattie and Donchester. The Beattie mill processed a total of 10,614,421 tons at an average grade of 0.126 oz gold per ton. Of that total, 1,350,000 tons grading 0.14 oz/ton gold were mined from the Donchester property.

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

Except for a small surface exploration program, including two drill holes conducted in 1966, the Beattie and Donchester properties were not explored again until 1987. At that time, Beattie Mines Ltd. hired C.W. Archibald Limited to conduct a review of the Beattie Property. Upon a positive recommendation, exploration was conducted, including line cutting, geological mapping and surveying, and surface stripping and sampling. Diamond drilling of 43 holes totaling 21,931 feet was conducted at Beattie in five different areas of the property between 1988 and 2008. This drilling has been successful in identifying and delineating a number of areas of mineralization. These include direct extensions of known zones as well as new zones, both near surface and underground, largely beneath the 9th level.

On the Donchester property, exploration work commenced in 1990, and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. From 1987 to 1991, Radisson Mining Resources Inc. had complied with orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site to original. The head-frame was taken down and the shaft cement-capped. All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed. Ore material extracted was taken off-site to be processed.. All trailers and buildings (including head-frame) were taken off site. Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities and, in the opinion of the Company, there are no environmental concerns outstanding.

The Duquesne property first was explored by various property holders in 1923. In 1941 a shaft was sunk down to 152.4 meters, and by 1945 this shaft went to a depth of 266.7 meters. By 1949, the Duquesne Mine consisted of a total of nine levels down to a depth of 390 meters.  Production of gold continued from 1949 until the end of 1952. Exploration work began again in 1962 when 1993 meters of drilling were completed in fourteen drill holes to test the extension of the ore zone below the seventh level. In 1986 further exploration work, consisting of magnetic surveys, VLF electromagnetic surveys, geological surveys and sampling surveys, was completed. Twenty drill holes, consisting of 3,048 meters, were also completed to outline west extensions and parallel zones located north of the Duquesne Mine workings. In 1987 and 1988 additional surface and underground exploration work consisting of shaft dewatering and rehabilitation, resource calculations, geological mapping and sampling was completed. During this time, 37,365 meters of underground exploration drilling and 18,504 meters of surface drilling was also completed. From 2000 until its acquisition by the Company, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft were there was little exploration work done in the past. Mineralization was encountered.

Central Duparquet lies between the Donchester and Dumico properties, and drilling by previous operators returned gold intersections along strike.

Recent Exploration and Drill Programs

The mineralization on the Duparquet project is composed of syenite-porphyry within fairly well defined North and South Zones, as well as several smaller subvertical, and possibly folded, mineralized zones that extend in an east-west direction, and have been traced for over 2.6 kilometers along strike. The individual mineralized zones, which can be up to 80 meters wide, include the North Zone, West Zone, RW Zones, RS Zones, and the South Zone. A second mineralized syenite-porphyry, the Main Zone, occurs parallel and to the southeast of the Beattie-Donchester intrusion on the Central Duparquet and Dumico properties. The style of mineralization for the Main Zone is similar in nature to the Beattie-Donchester Syenite, but has seen significantly less historical exploration.

The drill programs over the past four completed calendar years consisted of the following:

•

2008:

212 diamond drill holes totaling 72,152 meters

•

2009:

183 diamond drill holes totaling of 56,774 meters

•

2010:

383 diamond drill holes totaling 122,803 meters

•

2011:

85 diamond drill holes totaling 26,754 meters

•

2012:

124 diamond drill holes totaling 41,730 meters

The 2010 drilling consisted of 219 holes at Beattie (69,806 meters at an average length per hole of 319 meters), 79 holes at Donchester (27,074 meters at an average length per hole of 343 meters), 16 holes at Central Duparquet (5,648 meters at an average length per hole of 353 meters), and 69 holes at Duquesne (20,275 meters at an average length per hole of 294 meters).

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

The 2011 drilling consisted of new drill holes on the Beattie, Donchester, Dumico and Central Duparquet properties. The program also included extending 28 previously drilled holes on the Beattie property from 400 meters below surface to 500 meters below surface to test potential deeper mineralization. Several holes were also completed in higher-grade pockets in the West Zone and RW-RS zones in order to better define the geometry and continuity of these zones.

Fiscal 2012 drilling was conducted on the Beattie, Donchester, Dumico and Central Duparquet properties. The program concentrated on increasing the gold resource, as well as upgrading portions of the resource. Drilling was also focused on obtaining sufficient representative samples required to obtain an integrated Mineral Resource estimate and metallurgical testing.

Drilling is continuing on the Duparquet project, with two drills operating during the first and second quarter of fiscal 2013.

Metallurgical Testing

Following the end of the joint venture with Osisko, the Company continued metallurgical studies at SGS (Lakefield, Ontario), which are designed to investigate the use of flotation, pre-oxidation, and cyanidation across six different mineralized zones of the Duparquet Project. Prior metallurgical testing has indicated good gold recoveries with commonly utilized treatment processes.

Dr. David Dreisinger, Clifton's Vice-President of Metallurgy, is responsible for the studies to determine the optimum process alternative(s) for the different Duparquet deposits. These tests include floatation, cyanidation and oxidation processes, as well as the BIOX bacteria process and the Albion grinding and leaching process. Six metallurgical samples, with head grades ranging from 1.25 g/t gold to 3.58 g/t gold, were provided to SGS Lakefield Research. The samples were core from the Beattie (A Zone, South Zone, and RW Zone) the Donchester North, the Donchester South, and the Central Duparquet Main Zone.  In March 2012, test results conducted by SGS were announced. Overall average gold recovery from the six metallurgical samples, utilizing a combination process of conventional flotation, pressure oxidation and cyanidation, was 93%. In April 2012, the Company reported excellent test results from both the BIOX and Albion testing. BIOX testing of concentrate from Duparquet by Golfields of South Africa resulted in gold recovery of 94.3 to 94.7%. Testing of the same concentrate utilizing the Albion process by Albion Process Pty. and HRLtesting resulted in overall gold recovery of 93.8%. The tests also revealed a low and stable form of arsenic in the tailings, and indicated that it will not leach into the environment. This represents an important benefit for the project. Testing is continuing in order to increase recoveries and lower reagent costs.

Metallurgical testing was also conducted by SGS on a sample of the Beattie Tailings. A combination process of conventional floatation, pressure oxidation and cyanidation achieved overall gold recovery from the tailings sample of 83.5%.

Mineral Resources

In July 2012, the Company released a comprehensive NI 43-101 compliant mineral resource estimate of the Duparquet Project, including the Beattie Resource Tailings. The report is dated July 5, 2012 and was prepared by InnovExplo of Val-d'Or, Quebec. It is the first 3D block model and integrated Mineral Resource estimate on the project. The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on mineral resources and reserves, definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The estimate is based on 223 surface channel samples and 668 drill holes from surface, totaling 211,259 meters, and 134,766 samples. QA/QC analyses were carried out on 18,453 samples (only duplicate samples, excluding blanks and standards). Resources are classified in three separate areas: In-pit, Underground, and Beattie Tailings, and were estimated using square inverse distance interpolation method in a block model. A high grade capping of 25 g/t gold and a minimum true thickness of 3 meters were used. Gold recovery of 92.8% was incorporated, based on recent metallurgical testing at SGS Lakefield. Combined mining and milling costs of $24/t were used in the Whittle open pit simulations. For the base case scenario, a 3 year average gold price of $1,380 (Canadian) per ounce and a cut-off grade of 0.60 g/t Au were used for determining the In-Pit resources.

The Total Mineral Resource estimate for all three areas combined is:

Category	Ounces Au	Tonnage and Grade
Measured Resources	1,284 ounces	19,000 tonnes at 2.10 g/t
Indicated Resources	1,713,328 ounces	29,591,100 tonnes at 1.80 g/t
Inferred Resources	1,667,909 ounces	29,143,400 tonnes at 1.78 g/t

In-Pit

In-Pit results are presented undiluted within Whittle-optimized pit shells. The estimate includes 7 gold-bearing zones and a remaining envelope containing isolated gold intercepts. A minimum true thickness of 3.0 m. was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. A fixed density of 2.73 g/cm3 was used in mineralized zones and in the envelope. Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel sample sections falling within the mineralized zone envelopes (composite = 1.5 meters). Underground indicated category is defined by the combination of blocks within a maximum distance of 15m from existing stopes and blocks for which the average distance to drill hole composites is less than 30m.

Whittle parameters used:

Mining cost = 2 C$ / tonne,

Pit Slope Angle = 47.5 degrees

Production cost = 22 C$ / tonne

Gold Price = 1380 C$.

The In-Pit mineral resource, base case, is:

Category	Ounces Au	Tonnage and Grade
Indicated Resources	1,275,499 ounces	21,916,900 tonnes at 1.81 g/t
Inferred Resources	1,136,620 ounces	23,149,400 tonnes at 1.53 g/t

Table of In-Pit resources at different cut-offs:

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 0.90	17 826 300	2.05	1 177 751
	> 0.80	19 083 600	1.98	1 212 082
	> 0.70	20 413 000	1.90	1 244 121
	> 0.65	21 150 000	1.85	1 260 113
	> 0.60	21 916 900	1.81	1 275 499
	> 0.55	22 719 700	1.77	1 290 366
	> 0.50	23 587 300	1.72	1 305 018

Inferred Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 0.90	15 392 000	1.93	954 213
	> 0.80	17 371 900	1.81	1 008 233
	> 0.70	19 841 400	1.67	1 067 640
	> 0.65	21 416 500	1.60	1 101 840
	> 0.60	23 149 400	1.53	1 136 620
	> 0.55	25 225 200	1.45	1 174 909
	> 0.50	27 738 500	1.36	1 217 256

Underground

For the underground mineral resource estimate, a 2.0 g/t cut-off and a minimum true thickness of 3 meters were used. A fixed density of 2.73 g/cm3 was used in mineralized zones and in the envelope. A minimum true thickness of 3.0 m. was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. High grade capping was done on the raw data and established at 25.0 g/t Au for diamond drill hole assays and channel samples assays. Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel sample sections falling within the mineralized zone envelopes (composite = 1.5 meters). The indicated category is defined by the combination of blocks within a maximum distance of 15m from existing stopes and blocks for which the average distance to drill hole composites is less than 30m.

The Underground mineral resource, base case, is:

Category	Ounces Au	Tonnage and Grade
Indicated Resources	314,635 ounces	3,569,700 tonnes at 2.74 g/t
Inferred Resources	531,289 ounces	5,994,000 tonnes at 2.76 g/t

Table of underground resources at different cut-offs:

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 5.0	59 700	6.10	11 716
	> 4.0	250 400	4.80	38 677
	> 3.5	424 900	4.35	59 435
	> 3.0	969 800	3.71	115 657
	> 2.5	1 815 600	3.25	189 984
	> 2.0	3 569 700	2.74	314 635
	> 1.5	6 622 600	2.28	484 777

Inferred Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones and Envelope	> 5.0	164 600	5.67	30 014
	> 4.0	472 700	4.86	73 862
	> 3.5	767 800	4.42	109 043
	> 3.0	1 499 400	3.84	185 086
	> 2.5	3 062 300	3.26	320 804
	> 2.0	5 994 000	2.76	531 289
	> 1.5	10 960 300	2.29	806 584

Beattie Tailings

For the Beattie tailings, the resource is based on 258 holes and 450 samples, and a cut-off grade of 0.60 g/t gold. Only the tailings located on dry land were considered in estimating the tailings resources. Tailing results are presented undiluted and in situ. A fixed density of 1.45 g/cm3 was used in mineralized zones and waste. High grade capping was done on the raw data and established at 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t for Zone 3 and 2.2 g/t Au for Zone 4. Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole sections falling within the mineralized zone envelopes (composite = 0.5 metre). The tailings measured and indicated categories were defined based on the drill hole spacing (measured, zones 1 and 2 = 30m x 30m grid; indicated, zone 3 = 100m x 100m grid and zone 4 = 200m x 200m grid).

The base case for the Beattie tailings is:

Category	Ounces Au	Tonnage and Grade
Measured Resources	1,284 ounces	19,000 tonnes at 2.10 g/t
Indicated Resources	123,194 ounces	4,104,500 tonnes at 0.93 g/t

Beattie tailings resource estimation:

Category	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
Total Measured	> 0.8	16 800	2.28	1 233
	> 0.6	19 000	2.10	1 284
	> 0.4	19 900	2.03	1 297
	> 0.2	21 000	1.94	1 307

Category	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
Total Indicated	> 0.8	3 489 000	0.97	108 423
	> 0.6	4 104 500	0.93	123 194
	> 0.4	4 105 200	0.93	123 213
	> 0.2	4 107 400	0.93	123 278

Gold Price Sensitivities

The following table shows the sensitivity to the tonnage and the contained ounces of gold to changes in the gold price for the In-Pit resource only. The base case utilizes a gold price of CDN $1380/oz. Discrepancies are due to software rounding. No resource categories were used for that sensitivity study. Inferred and Indicated Resources are included in the mineralized material only for the purpose of the sensitivity study.

Whittle In-Pit simulations relative to gold price:

Gold price C$/oz	Mineralized material (t)	In-situ Au (oz) all categories	Mill Cut-Off Grade (g/t)
$ 980.00	15 047 768	1 031 677	0.83
$ 1 080.00	24 567 011	1 552 863	0.75
$ 1 180.00	28 807 104	1 719 813	0.69
$ 1 280.00	32 640 664	1 861 064	0.63
$ 1 380.00	45 744 210	2 425 700	0.59
$ 1 480.00	53 665 401	2 723 135	0.55
$ 1 580.00	58 405 418	2 855 835	0.51
$ 1 680.00	65 946 918	3 089 085	0.48
$ 1 780.00	74 134 841	3 361 458	0.46
$ 1 880.00	78 110 582	3 445 042	0.43
$ 1 980.00	83 164 596	3 577 360	0.41

Current and Anticipated Work

The Company is continuing to drill along the mineralized zones as well as at depth. All of the zones are open along strike and at depth, with the deepest intersection at approximately 650 meters below surface. Drilling is continuing with two drill rigs. To date the Company has released the results from twenty of the 2012 drill holes, which encountered mineralization in the North, South and Svenite Zones on the Beattie and Donchester properties, and demonstrate that the zones show good continuity and extend to depth.

Most of the resources are contained within the In-Pit shell. The resources can be upgraded by definition drilling, and the zones can be expanded by further exploration. None of the 2012 drill results were used in the InnovExplo resource estimate. In July 2012, the Company awarded a contract to InnovExplo, Stavibel and Bateman Engineering Pty. Ltd. to prepare a Preliminary Economic Assessment study on the Duparquet Project, which will include an updated resource estimate by InnovExplo, and is expected to be complete by the end of December 2012 and to publish the conclusions in January 2012.

Hunter Mine Property

Quebec, Canada

Copper/Silver Exploration

The Hunter Mine Property is a former copper/gold producer, totaling 942.2 acres, located just north of the Beattie/Donchester mine properties. The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009 and September 14, 2012) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project" description.

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

No work was conducted on the Hunter property in fiscal 2012.

Cat Lake Mine Property

Manitoba Province, Canada

Nickel/Copper Exploration

The Cat Lake Mine Property is a former copper/nickel producing property, totaling 238 hectares, located northeast of Winnipeg, Manitoba. The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009 and September 14, 2012) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project" description.

The mine stockpiled ore produced from four underground levels until closure in 1957. A 1,000 ton/day concentrator was installed on the property, but was never operational before the mine’s closure.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered with the best intersection being 24.5 meters averaging 0.78% copper and 0.37% nickel (from 55.5 meters to 80.0 meters).

No work was conducted on the Cat Lake property in fiscal 2012.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended June 30, 2012 and 2011 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

The Company is currently primarily engaged in the exploration of mineral properties. The Company's principal project is the Duparquet Project in Quebec, Canada

On September  20, 2006, the Company signed an option agreement (subsequently amended on May 14, 2007 and June 11, 2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its interest in the Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton will receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction is subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2908, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  The Company has earned a 10% interest in the properties by paying the vendors $8,500,000 cash by June 1, 2010. To earn the remaining 90% interest in the Beattie-Donchester-Dumico gold properties, pursuant to the September 14, 2012 amended agreement, the Company and the vendors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the properties, the Company must pay $2 million and issue 250,000 common shares on December 1, 2012; an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totaling 293 hectares located in Duparquet Township, Quebec.

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public and private placements of equity, stock-for-property arrangements, and the exercise of stock options and warrants. As of June 30, 2012, the Company had working capital of $11,268,913. The Company believes it has sufficient funds to undertake its planned operations and exploration projects through Fiscal 2013.  However, if the Company decides to proceed with the acquisition of the remaining 90% interest in the  Beattie, Donchester and Dumico properties, the Company will be required to pay the vendors $2 million and issue 250,000 common shares on December 1, 2012; pay an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. Clifton will need to raise additional funds beginning with the $10 million payment due December 1, 2014.

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

Table No. 3 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds/ Deemed Value

2012	None	Nil	Nil	Nil

2011	Flow-through Private Placement	182,000	$ 5.50	$ 1,001,000
	Exercise of Options	368,500	Various	946,098
	Exercise of Agent's Options	579,584	Various	1,211,531
	Exercise of Warrants	5,770,108	Various	14,033,638

2010	Exercise of Options	1,544,000	Various	$ 3,896,900
	Exercise of Agent's Options	184,054	Various	397,695
	Exercise of Warrants	3,199,308	Various	7,770,875
	Acquisition of NSR	10,000	$ 5.74	57,400

2009	Flow-through Private Placement	284,998	$ 2.20	$ 626,995
	Flow-through Private Placement	1,082,248	2.31	2,499,993
	Flow-through Private Placement	100,000	2.45	245,000
	Flow-through Private Placement	499,995	3.00	1,499,985
	Private Placement	2,057,605	2.43	4,999,980
	Flow-through Private Placement	1,324,304	1.25	1,655,380
	Private Placement	731,705	2.05	1,499,995
	Finder’s Fees	304,042	Various	787,155
	Exercise of Options	77,500	Various	64,250

2008	Flow-through Private Placement	1,999,998	$ 0.75	$ 1,499,999
	Flow-through Private Placement	612,243	2.45	1,499,995
	Private Placement	500,000	2.00	1,000,000
	Flow-through Private Placement	793,746	2.10	1,666,867
	Flow-through Private Placement	833,238	2.20	1,833,124
	Finder’s Fees	233,388	Various	401,027
	Exercise of Options	636,500	Various	212,800
	Exercise of Agent's Options	199,999	0.75	149,999
	Exercise of Warrants	2,199,997	1.00	2,199,997
	Shares Issued for Mineral Properties	10,000	1.85	18,500

TRANSITION TO IFRS

For all periods up to and including June 30, 2011, the Company prepared its financial statements in accordance with Canadian GAAP. The financial statements for the year ended June 30, 2012 are the first annual financial statements the Company has prepared in accordance with IFRS as in effect as at June 30, 2012, as detailed in the accounting policies described in Note 2. In preparing these financial statements, the Company's opening statement of financial position was prepared as at July 1, 2011, the Company's date of transition to IFRS. The financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date, with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied.

Subject to certain transition elections disclosed in Note 4 to the consolidated financial statements, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010, and throughout all periods presented, as if these policies had always been in effect. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 16, 2012, the date the Board of Directors approved the financial statements.

The following tables detail the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at July 1, 2011, and its previously published Canadian GAAP financial statements for the year ended June 30, 2011. The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no changes to the net cash flows, no reconciliations have been prepared for the Statements of Cash Flows.

The July 1, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

July 1, 2010

	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash		$6,189,396	$-	$6,189,396
Receivables		14,695	-	14,695
Prepaids		56,045	-	56,045
		6,260,136	-	6,260,136
Non-current assets:
Property and equipment		61,870	-	61,870
Exploration and evaluation assets		26,372,955	-	26,372,955
		26,434,825	-	26,434,825
Total Assets		$32,694,961	$-	$32,694,961
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$198,549	$-	$198,549
Deferred tax liability		2,189,000	-	2,189,000
Total Liabilities		2,387,549	-	2,387,549
Equity:
Share capital	4 (b)(i)	34,230,086	4,280,834	38,510,920
Share-based payments reserve	4 (b)(ii)	10,860,923	(73,223)	10,787,700
Deficit	4(b)(i)-(ii)	(14,783,597)	(4,207,611)	(18,991,208)
Total Equity		30,307,412	-	30,307,412
Total Liabilities and Equity		$32,694,961	$-	$32,694,961

The June 30, 2011 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

June 30, 2011

	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash		$16,954,119	$-	$16,954,119
Receivables		176,428	-	176,428
Prepaids		66,484	-	66,484
		17,197,031	-	17,197,031
Non-current assets:
Property and equipment		55,913		55,913
Exploration and evaluation assets	4 (b)(ii)	31,590,440	30,186	31,620,626
		31,646,353	30,186	31,676,539
Total Assets		$48,843,384	$30,186	$48,873,570
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$393,913	$-	$393,913
Deferred tax liability		1,946,000	-	1,946,000
Total Liabilities		2,339,913	-	2,339,913
Equity:
Share capital	4 (b)(i)	52,651,708	4,449,184	57,100,892
Share-based payments reserve	4 (b)(ii)	13,496,156	(306,346)	13,189,810
Deficit	4(b)(i)-(ii)	(19,644,393)	(4,112,652)	(23,757,045)
Total Equity		46,503,471	30,186	46,533,657
Total Liabilities and Equity		$48,843,384	$30,186	$48,873,570

The Canadian GAAP Consolidated Statement of Loss and Comprehensive Loss for the year ended June 30, 2011 has been reconciled to IFRS as follows:

June 30, 2011

	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Amortization		$5,957	$-	$5,957
Consulting and director’s fees		250,099	-	250,099
Filing and transfer agent fees		59,768	-	59,768
Insurance		26,442	-	26,442
Investor relations		76,030	-	76,030
Management fees		270,080	-	270,080
Office and miscellaneous		105,842	-	105,842
Professional fees		410,602	-	410,602
Shareholder costs		29,432	-	29,432
Share-based payments	4(b)(ii)	4,011,086	(263,309)	3,747,777
Travel and telephone		160,335	-	160,335
Wages and benefits		78,000	-	78,000
Loss from operations		(5,483,673)	263,309	(5,220,364)

Other income
Interest income		129,627	-	129,627
Loss before tax		(5,354,046)	263,309	(5,090,737)
Deferred tax recovery	4(b)(i)	493,250	(168,350)	324,900
Loss and Comprehensive Loss for the Year		$(4,860,796)	$94,959	$(4,765,837)

Weighted Average Number of Common Shares Outstanding		33,454,231		33,454,231

Basic and Diluted Loss per Common Share		$(0.15)		$(0.14)

Accounting for Flow-Through Shares

Under Canadian GAAP, the Company recorded the gross proceeds relating to the flow-through shares to share capital at the time of issuance. The Company then recorded a charge (reduction) to share capital at the time the tax benefits of the flow-through shares were renounced to the investors. The charge was calculated by multiplying the amount of the renounced tax benefits (which are equal to the proceeds of the flow-through share issue) by the effective tax rate at the time. The offset would go to the deferred tax liability to reflect the fact that the Company could no longer use the tax attributes for its benefit.

Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of the shares and the sale of the tax benefits. The allocation is based on the difference (“premium”) between the amount the investor pays for the flow-through shares and the share price as of the date the transaction is approved. A liability is recognized for the premium, and extinguished when the tax effect of the temporary differences, resulting from incurring the relevant expenditure, is recorded.

This change’s impact on Statements of Financial Position is as follows:

	As at July 1, 2010	As at June 30, 2011

Share capital	$4,280,834	$4,449,184
Deficit	$(4,280,834)	$(4,449,184)

This change’s impact on Statements of Loss and Comprehensive Loss is as follows:

Year ended June 30, 2011

Deferred tax expense	$168,350

IFRS 2 – Shared-Based Payments and Share-Based Payments Reserve

Under Canadian GAAP, the Company calculated the fair value of share-based awards with graded vesting as one grant and used the straight-line method of calculating share-based payments over the vesting period.

Under IFRS, each tranche of a share-based award with different vesting dates was considered a separate grant for the fair value calculation. The resulting fair value of the share-based payment is recognized over the vesting period of the respective tranche using the graded vesting method.

This change’s impact on Statements of Financial Position is as follows:

	As at July 1, 2010	As at June 30, 2011

Exploration and evaluation assets	$-	$30,186
Share-based payments reserve	(73,223)	(306,346)
Deficit	$73,223	$336,532

This change’s impact on Statements of Loss and Comprehensive Loss is as follows:

Year ended June 30, 2011

Share-based payments	$(263,309)

Financial Report Presentation Changes

•

Under Canadian GAAP, the Company’s capitalized property acquisition and exploration costs were presented as “Mineral Properties and Deferred Exploration Costs” whereas under IFRS, these costs are presented as “Exploration and Evaluation Assets.”

•

The Company now presents the fair value attributable to stock options granted and vested under the account “Share-based Payments Reserve” whereas previously under Canadian GAAP, these were presented under the account “Contributed Surplus.”

Results of Operations

Fiscal 2012 ended June 30, 2012 vs. Fiscal 2011 ended June 30, 2011

The Loss and Comprehensive Loss for fiscal 2012 was $2,244,155 compared to $4,765,837 in fiscal 2011.  The decreased loss was largely due to lower share-based payments in fiscal 2012, as well as a higher deferred tax recovery.

Loss from operations decreased to $3,123,738 in fiscal 2012 from $5,220,364 in fiscal 2011. Large changes in expenses occurred in:

•

Consulting fees, which declined to $136,131 from $144,992. Until January 2012, the Company's CFO was compensated as a consultant. The lower costs due to this change were partially offset by costs related to the changes in the Company's internal control processes, including a new accounting system, and work related to production of a claim for Quebec sales tax.

•

Director's fees rose to $246,750 from $105,107. Effective December 2010, the Company instituted an annual retainer fees and fees for committee memberships for its directors to be paid in quarterly installments, beginning December 1, 2010. The higher fees in fiscal 2012 reflect a full fiscal year of the retainer fees as well as special fees to Directors due to the reconstruction of the Company’s management and the additional work required of the members of the Board.

•

Filing and Transfer Agent fees declined to $3,145 from $59,768. The reduction is due to no common shares being issued in fiscal 2012, while in fiscal 2011 the Company completed a private placement of flow-through common shares and issuance of shares through the exercise of options and warrants.

•

Investor Relations rose to $111,436 from $76,030. The higher spending in fiscal 2012 was due to management increasing its shareholder communications during the period of the cease-trade order and apprising the investment community of management's progress of satisfying requirements under the order.

•

Management Fees declined to $202,051 from $270,080. The lower fees were due to the amendment to Harry Miller's management contract in February 2011

•

Professional Fees rose to $581,276 from $410,602. The higher fees were related to costs incurred to satisfy the conditions of the British Columbia cease trade order, and to resume trading, as well as costs incurred support the management changes in fiscal 2012.

•

Share-based Payments decreased to $1,222,953 from $3,747,777 in fiscal 2011. The decline was due to fewer stock options being granted in fiscal 2011 and a lower fair-value of the options under the Black-Scholes pricing model.

•

Travel and Telephone fell to $141,804 from $160,335 as management reduced its travel in fiscal 2012.

•

Wages & Benefits rose to $310,863 from $78,000 due to the hiring of a new CEO, CFO and Vice-President, Exploration, a well as a new administrative assistant in fiscal 2012.

Interest income rose to $200,583 from $129,627 in fiscal 2012 due to higher cash balances and short-term investments during the full fiscal year in 2012. The Company also recorded Deferred Tax Recovery of $679,000 in fiscal 2012 compared to $324,900 due to the net loss incurred for fiscal 2012.

Loss and Comprehensive Loss for fiscal 2012 was $2,244,155, or $0.06 per common share, compared to the Loss and Comprehensive Loss of $4,765,837, or $0.14 per share, in fiscal 2011. The weighted average number of shares used in the calculation of the loss per share was 35,654,390 in fiscal 2012 compared to 33,454,231 in fiscal 2011.

Liquidity and Capital Resources

The Company's working capital position at June 30, 2012 was $11,268,913, including cash of $7,105,632 and short-term investments of $4,360,000. The short-term investments earn interest at annual rates of 0.75% to 1.40%. Management anticipates the Company's working capital position is sufficient to meet its planned property exploration and required property acquisition expenditures, as well as its anticipated general and administrative expenses for fiscal 2013 ended June 30, 2013. However, the Company will likely require additional funding to meet its anticipated expenditures beginning in fiscal 2014. The Company may raise additional funds through the sale of equity as funding opportunities become available,

Fiscal 2012 Ended June 30, 2012

The Company's working capital position at June 30, 2012 was $11,268,913, including cash of $7,105,632 and short-term investments of $4,360,000. During the fiscal year, Operating Activities used cash of $1,575,661, including the net loss for the year of $2,244,155. Items not affected by cash include Amortization of $8,302, Share-based payments of $1,222,953, and Deferred tax recovery of $679,000. Changes in non-cash working capital items included an increase in Receivables of $315,396, a decrease in Prepaids of $37,191, and an increase in Accounts payable and accrued liabilities of $404,444.

There were no Financing Activities during the year, as no common shares were issued. Investing Activities used cash of $3,932,826. Additions to property and equipment used cash of $26,168, additions to short-term investments used cash of $10,000,  and additions to exploration and evaluation assets, net of recovered costs, were $3,896,658.

Cash totaled $7,105,632 at June 30, 2012 compared to $12,604,119 as of June 30, 2011, a decrease of $5,498,487 during the year.

Fiscal 2011 Ended June 30, 2011

The Company's working capital position as of June 30, 2011 was $16,803,118, including Cash of $12,604,119 and Short-term investments of $4,350,000. During the year, Operating Activities used cash of $1,086,354, including the net loss for the year of $4,765,837. Items not affected by cash include Amortization of $5,957, Share-based payments of $3,747,777, and Deferred tax recovery of $324,000. Changes in Non-cash working capital items included an increase in Receivables of $161,733, an increase in Prepaids of $10,439, and an increase in Accounts payable and accrued liabilities used cash of $422,821.

Cash Flows from Financing Activities provided cash of $17,192,267, with the entire amount from Shares issued for cash, net of issue costs. Investing Activities used cash of $9,691,190, which included an increase to short-term investments of $4,350,000 and additions to exploration and evaluation assets, net of recovered costs, of $5,341,190.

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

Cash and cash equivalents and short-term investments totaled $12,604,119 at June 30, 2011, compared to $6,189,396 at July 1, 2010, an increase of $6,414,723.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

Subsidiaries are those entities which Clifton controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained and are de-consolidated from the date that control ceases.

Use of Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of amounts, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to evidence that can be objectively verified.

Short-term Investments

Short-term investments consist mainly of cashable Guaranteed Investment Certificates (GIC’s) with original terms to maturity greater than three months.

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at rates designed to amortize the cost of the property and equipment over its estimated useful life. The annual amortization rates are as follows:

Building	10%
Computer equipment	30%
Office equipment	30%

Land is carried at cost. Maintenance and repair expenditures which do not improve or extend productive life of the property and equipment are expensed in the period incurred.

Exploration and Evaluation Assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs are amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in the recorded amounts.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use.  An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management's estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Restoration and Provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets.  Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability.  The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset. At June 30, 2012, no restoration provision has been recognized as none of the Company’s properties are estimated to require any remediation or other expenditures upon their retirement.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share Capital

The Company records in share capital proceeds from share issuances, net of issue costs and any tax effects.  The fair value of common shares issued as consideration for mineral properties is based on the trading price of those shares on the TSX-V on the date of the agreement to issue shares as determined by the Board of Directors. Stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.

Basic Loss per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. Under this method, the weighted average number of common shares used to calculate the dilutive effect in the statement of loss and comprehensive loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period.  In periods where a net loss is incurred, basic and diluted loss per share is the same as the effect of outstanding stock options and warrants would be anti-dilutive.

Flow-Through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures and the related income tax deductions are renounced to the subscribers of the flow-through shares.  The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company recognizes a deferred tax liability with a corresponding charge in the statement of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

Financial Assets - The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of recognition.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income. The Company does not have financial assets classified under this category.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment. Cash, short-term investments and receivables have been classified under this category.

Available-For-Sale

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in fair value are recognized in other comprehensive income (loss) and classified as a component of equity. When the financial assets are sold or an impairment write-down is required, the accumulated fair value adjustments in other comprehensive income are included in the statement of income (loss) and are included in other gains or losses. The Company does not have financial assets classified under this category.

Financial Liabilities - The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and Other Financial Liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transactions costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of earnings (loss) over the period to maturity using the effective interest method.  Borrowings and other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities have been classified under this category.

Derivative Financial Liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. There are no financial liabilities classified under this category.

Impairment of Financial Assets - At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of earnings (loss). This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Future changes in accounting policies

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied for accounting periods commencing on or after January 1, 2015, with early adoption permitted. The Company does not expect the adoption of IFRS 9 will have a material impact on its financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of IFRS 13 will have a material impact on its financial statements.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013, include; IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other Entities. The Company does not expect that the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

US GAAP Reconciliation with Canadian GAAP

The Company transitioned to IFRS on July 1, 2011, and is no longer required to prepare reconciliations to United States GAAP. Accordingly, Clifton has not assessed the impact of adopting recent United States accounting pronouncements with an application date of July 1, 2011, or beyond in the Company’s financial statements and disclosures.

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

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

Table No. 4 Contractual Obligations As of September 30, 2012

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations (1)	$ 62,238	$ 35,062	$ 27,176	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

(1) The Operating Lease Obligations includes a lease on the Company's corporate offices and leases on two vehicles.

The Company also has an agreement in place to acquire the remaining 90% interest in Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated September 14, 2012. To earn the remaining 90% interest in Beattie-Donchester-Dumico gold properties, the Company must pay $2 million and issue 250,000 common shares on December 1, 2012; an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. The Company is not contractually obligated to make any or all of these payments if it does not wish to acquire the remaining interest in the properties.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of October 16, 2012 that will require significant future cash outlays.

5.G.  Safe harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 5 Directors and Senior Management August 31, 2012

Name	Positions	Age	Date First Elected or Appointed
Michel F. Bouchard (4)	President, CEO and Director	58	November 2011
Louis Dufour (4)	Chief Financial Officer	56	January 2012
Louis Martin (4)	Vice-President, Exploration	51	December 2011
Ross Glanville (1)(2)(3)(5)	Chairman and Director	65	January 2010
Peter Gundy (1)(2)(3)(6)	Director	73	May 2010
Harry Miller (5)	Corporate Secretary	77	July 2007
Philip Nolan (1)(2)(3)(6)	Director	50	August 2008

(1)  Member of Audit Committee

(2)  Member of Nominating Committee

(3)  Member of Compensation Committee

(4)  He spends 100% of his time on the affairs of the Company

(5)  He spends about 33% of his time on the affairs of the Company

(6)  He spends about 10% of his time on the affairs of the Company

Michel Bouchard was named President, CEO and a Director effective November 7, 2011. He has a B.Sc. and M.Sc. Geology from Montreal University and an MBA from HEC Montreal. Previously, he held senior management and exploration positions with several public mineral companies, including Vice-President, Exploration & Development for North American Palladium, and President & CEO of Cadiscor Resources from 2006 until its acquisition by North American Palladium in 2009. He also served in senior management with McWatters Mines, and was Vice-President Exploration and Vice-President Development with SOQUEM.

Louis Dufour, was named Chief Financial Officer of the Company on January 23, 2012. Mr. Dufour is a Chartered Accountant with thirty three years of experience. He began his career at KPMG before becoming controller of Kenworth of Canada. Since 2008, he served as Vice-President, Finance and CFO of Dualam Plastics Inc., a company specializing in the design, fabrication and installation of plastic and fiberglass tanks and piping until its acquisition by ZCL Composites, a public company traded on the TSX. After the completion of the acquisition by ZCL, Mr. Dufour served as Director of Operations of ZCL Dualam Inc., where he was interim manager of all overall business activities of the Dualam Group and integrated the administration, marketing and operational processes of Dualam with ZCL.

Louis Martin was named Vice President, Exploration on December 19, 2011. Mr. Martin is a professional geologist with a Bachelor of Science, Geology degree from the University of Montreal and a Pure and Applied Science degree from Vanier College.  Mr. Martin has over 27 years of professional experience and has worked in numerous exploration camps in Ontario and Quebec. He was part of two different exploration teams that received the Quebec Prospectors Association "Discovery of the Year" award, including in 1898 for the Louvicourt deposit and in 2005 for the West Ansil deposit. He has worked for Falconbridge, Noranda, Goldcorp, Teck and Aur Resources. From 2002 to 2011, he served as senior geologist for Xstrata Copper, where he was responsible for target generation and compilation, including construction of 3D models for the Noranda and Timmons camps, as well as porphyry projects across Canada. He is a current member of the Quebec Mineral Exploration Association, the Ontario Prospectors Association, the Prospectors and Developers Association of Canada, the Professional Geoscientists of Ontario and the Order of Geologists of Quebec.

Ross Glanville, Director and Chairman of the Company, has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of Starfield Resources Inc. (a TSX-listed company), as well as Archon Minerals Limited and Silver Crest Mines (both TSX-V listed companies). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA).  Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

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

Harry Miller, Corporate Secretary of the Company, has over forty years experience in the management of public companies. He has a Bachelor of Commerce Degree from the University of British Columbia, received in 1957. In 1999 he founded Medina Coffee Inc., and was its President until 2004 when he retired.  He was appointed Vice President of Clifton Star in July 2006, Director in October 2007, and President/CEO in October 2007. In June 2011, Mr. Miller decided not to seek an extension to his management contract and resigned as CEO and President, as well as from the Board of Directors, effective November 6, 2011. At that time, Mr. Miller was appointed Corporate Secretary with a management contract that expires on December 31, 2013.

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

The annual retainer fees were set as follows:

Lead Director	$15,000
Chair-Audit Committee	$12,000
Chair-Compensation Committee	$ 5,000
Chair-Governance and Nominating Committee	$ 5,000

Members participating in either Board or Committee meetings are entitled to participation or attendance fees in the amount of $1,000 per meeting, or, if the Company requires an individual’s presence in person for a specific meeting and that plane travel are required by the individual to attend the meeting, that the attendance fee be increased by $1,500.

For Fiscal 2011 and 2012, the Board of Directors voted special fees to Directors due to the reconstruction of the Company’s management and the additional work required of the members of the Board.

No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2012 for each Director.

The following table details compensation paid/accrued for Fiscal 2012 and 2011 Ended June 30th for each of the Company's Directors.

Table No. 6
Director Compensation
Name	Fiscal Year	Fees Earned	Option-based Awards(1)	All Other Compensation	Total
Frederick T. Archibald (2)	2012 2011	$ 10,000 16,450	$ - -	$ 96,818 105,784	$ 106,818 122,234
Nick Segounis	2012 2011	15,500 15,950	83,376 824,225	- -	98,876 840,175
Peter Gundy	2012 2011	61,000 17,508	67,781 1,061,904	- -	128,781 1,079,412
Philip Nolan	2012 2011	61,500 23,808	327,161 374,167	- -	388,661 397,975
Ross Glanville	2012 2011	98,750 31,391	87,144 530,952	- -	185,894 562,343

1.     Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of 1.47% (2011 - 1.60%), expected average life of 4.54 years (2011 - 3.26 years), expected volatility of 84.19%  (2011 - 95.50%) and expected dividend yield of 0%  (2011 - 0%).

2 Geological fees of $96,818 (2011 - $105,784) were paid to Mr. Archibald for exploration activities on the Corporation’s properties.

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2012.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Peter Gundy	500,000 (1) 175,000	$ 4.15 $ 1.40	09/13/2012 04/25/2017

Philip Nolan	350,000 200,000 175,000	$ 5.35 $ 2.50 $ 1.40	01/22/2013 06/20/2016 04/25/2017

Ross Glanville	250,000 (1) 400,000 225,000	$ 4.15 $ 5.80 $ 1.40	09/13/2012 01/27/2013 04/25/2017

(1)  These options subsequently expired unexercised

Senior Management Compensation

The following table details compensation paid/accrued for Fiscal 2012, 2011 and 2010, ended June 30th, for the Senior Management.

Table No. 7
Senior Management Compensation
Name and principal position	FiscalYear	Salary	Share-based awards	Option-based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Michel Bouchard, President and CEO	2012	$196,154	Nil	$ 569,301	Nil	Nil	Nil	Nil	$ 765,455
Harry Miller, Corporate Sec. Former President/CEO (2)	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil $ 1,061,904 $ 1,932,690	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$195,414 $270,080 (3)(4) $168,000 (3)	$ 195,414 $ 1,331,984 $ 2,100,690
Louis Dufour, CFO	2012	$ 59,711	Nil	$ 27,112	Nil	Nil	Nil	Nil	$ 86,823
Ian Beardmore, Former CFO (5)	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil $ 252,090	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ 88,848 (6) $114,635 (6) $ 82,171 (6)	$ 88,848 $ 114,635 $ 334,261
Louis Martin, Vice-President	2012	$ 75,385	Nil	$ 38,732	Nil	Nil	Nil	Nil	$ 114,117

(1)   Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: : risk free interest rate of 1.47% (2011 - 1.60%), expected average life of 4.54 years (2011 - 3.26 years), expected volatility of 84.19%  (2011 - 95.50%) and expected dividend yield of 0%  (2011 - 0%). For Michel Bouchard, the stock options granted on March 9, 2012 used the following assumptions: risk free interest rate of 1.32%, expected average life of 4.41 years, expected volatility of 84.77%, and expected dividend yield of 0%.

(2) Mr. Miller resigned as President and CEO, and as a Director, on November 6, 2011. He was named as Corporate Secretary and a Senior Advisor thereafter.

(3)   These amounts were paid to Mr. Miller as management fees pursuant to a management agreement between Mr. Miller and the Corporation dated January 1, 2009, as amended on October 1, 2009 and February 10, 2011.

(4) A portion of this amount represents a bonus paid to Mr. Miller in 2011 for exceptional services rendered for the fiscal year 2010
(5) Mr. Beardmore served as Chief Financial Officer until January 23, 2012. All the option-based awards held by Mr. Beardmore totaling $252,090 (75,000 options) have been cancelled or forfeited.
(6) These amounts were paid to Mr. Beardmore as consulting fees.

The table below sets forth, for each Named Executive Officers, information regarding option-based awards outstanding as at June 30, 2012.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Michel Bouchard, President and CEO	435,000 315,000	$2.03 $1.40	3/09/2017 4/25/2017

Louis Dufour, Chief Financial Officer	70,000	$1.40	4/25/2017

Louis Martin, Vice-President, Exploration	100,000	$1.40	4/25/2017

Harry Miller, Corporate Secretary,	500,000 (1) 575,000	$4.15 $5.35	9/13/2012 1/22/2013

(1)  These options subsequently expired unexercised

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2012 Ended June 30, 2012, the most recently completed fiscal year; there were 4,285,000 stock options outstanding. During Fiscal 2012, 1,510,000 stock options were granted to Senior Management, Directors, and employees/consultants. During Fiscal 2012, no stock options were exercised; 1,075,000 stock options were cancelled and/or expired; and none were re-priced. The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter. During Fiscal 2012, no SARs (stock appreciation rights) were granted.

Table No. 8
Stock Option Grants
Fiscal 2012 Ended June 30, 2012

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Senior Management and Directors
Michel Bouchard	435,000 315,000	$2.03 $1.40	3/09/2012 4/25/2012	3/09/2017 4/25/2017
Louis Dufour	70,000	$1.40	4/25/2012	4/25/2017
Louis Martin	100,000	$1.40	4/25/2012	4/25/2017
Ross Glanville	225,000	$1.40	4/25/2012	4/25/2017
Peter Gundy	175,000	$1.40	4/25/2012	4/25/2017
Philip Nolan	175,000	$1.40	4/25/2012	4/25/2017
Employees and Consultants	15,000	$1.40	4/25/2012	4/25/2017
TOTAL	1,510,000

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8/9 for information about stock options.

Change of Control Remuneration.  Other than described below in “Written Management Agreements” regarding the Employment Agreements with Michel Bouchard and Louis Martin, and the Senior Advisor Agreement with Harry Miller, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2013 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company has discretionary bonus clauses in the management contracts currently in effect with Louis Dufour and Louis Martin as detailed in “Written Management Agreements” below.

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

Written Management Agreements.

As of October 16, 2012, the Company has written management agreements in effect with Michel Bouchard, Louis Martin, Louis Dufour, and Harry Miller.

Michel Bouchard Employment Agreement

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

Louis Dufour Employment Agreement

Louis Dufour and the Company entered into an Employment Agreement effective January 23, 2012 for Mr. Dufour to serve as Chief Financial Officer. Under the terms of his employment agreement, he will receive an annual salary of $135,000 plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined by the President of the Company. The Corporation will also contribute $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP.

Louis Martin Employment Agreement

Louis Martin and the Company entered into a Employment Agreement dated December 19, 2011 for Mr. Martin to serve as Vice President Exploration. Under the terms of his employment agreement, he will receive an annual base salary of $140,000, plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined with his superior. The Corporation will also contribute $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Martin be terminated by the Corporation for a Serious Reason, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Martin’s employment agreement as of the date of termination. In the event of Mr. Martin's employment being terminated by the Corporation without Serious Reason, Mr. Martin shall be entitled to receive a lump sum equal to 11 months of salary if terminated within the first 18 months of service; a lump sum equal to 3 months per year of service if terminated after 18 months of service; and any portion of the salary and accrued vacation pay, if any, that is accrued to the date of termination but not yet paid.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2012, the Board of Directors held six regularly scheduled meeting. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; and all of the current directors attended the December 2011 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted September 1, 2006. The current members of the Audit Committee are: Ross Glanville and Philip Nolan (both not independent) and Peter Gundy (independent).  The Audit Committee met quarterly during Fiscal 2012.

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

6.C.5.  Code of Ethics

The Board has adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2012, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of August 31, 2012, the Company had ten employees other than its Senior Management. All of these employees are directly engaged in duties at the Company's mineral exploration properties, including geologists, geological technicians, and a night watchman. None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 9 Shareholdings of Directors and Senior Management August 31, 2012

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michel Bouchard (1)	522,150	1.44%
Common	Harry Miller (2)	2,281,200	6.21%
Common	Louis Dufour (3)	35,000	0.64%
Common	Louis Martin (4)	50,000	0.09%
Common	Ross Glanville (5)	782,500	2.14%
Common	Peter Gundy (6)	612,500	1.69%
Common	Philip Nolan (7)	1,005,600	2.74%
	Directors and Senior Management Total	5,288,950	14.95%

(1)			483,750 of these shares represent vested stock options.
(2)			1,075,000 of these shares represent vested stock options.
(3)			35,000 of these shares represent vested stock options.
(4)			50,000 of these shares represent vested stock options.
(5)			762,500 of these shares represent vested stock options.
(6)			587,500 of these shares represent vested stock options.
(7)

335,000 of these common shares are owned indirectly through 3342913 Canada Inc.,

       a private company controlled by Philip Nolan.

10,000 of these common shares are owned in the name of Vincenca La Greca, the wife of Philip Nolan

637,500 of these shares represent vested stock options.

# Based on 35,654,390 common shares outstanding at September 30, 2012, and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 10 Stock Options Outstanding June 30, 2012

Name	Number of Options Held	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors/Former Directors
Michel Bouchard	435,000 315,000	$2.03 $1.40	3/09/2012 4/25/2012	3/09/2017 4/25/2017
Louis Dufour	70,000	$1.40	4/25/2012	4/25/2017
Louis Martin	100,000	$1.40	4/25/2012	4/25/2017
Harry Miller	500,000 575,000	$4.15 $5.35	9/13/2010 1/22/2010	9/13/2012 1/22/2013
Ross Glanville	250,000 400,000 225,000	$4.15 $5.80 $1.40	9/13/2010 1/27/2010 4/25/2012	9/13/2012 1/27/2013 4/25/2017
Peter Gundy	500,000 175,000	$4.15 $1.40	9/13/2010 4/25/2012	9/13/2012 4/25/2017
Philip Nolan	350,000 200,000 175,000	$5.35 $2.50 $1.40	1/22/2010 6/20/2011 4/25/2012	1/22/2013 6/20/2016 4/25/2017
Total Officers and Directors	4,270,000

Employees/Consultants	200,000 150,000 50,000 35,000 15,000	$4.15 $5.35 $5.00 $4.15 $1.40	9/13/2010 1/22/2010 12/22/2010 5/06/2011 4/25/2012	9/13/2012 1/22/2013 12/22/2013 5/06/2013 4/25/2017
Total Employees/Consultants	450,000
Agents Options	Nil
TOTAL	4,720,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 11 5% or Greater Shareholders June 30, 2012

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Passport Capital, LLC (1)	7,025,800	19.71%
Common	Libra Advisors, LLC (1)	3,183,100	8.93%
Common	Richard C. McKenzie Jr. (1)	2,774,600	7.78%
Common	Harry Miller (2)	2,281,200	6.21%

(1)    Based upon information obtained from each holder's current Schedule 13G filing.

(2)   1,075,000 of these shares represent vested stock options.

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

	Common Shares Owned at 6/30/2012	Common Shares Owned at 6/30/2011	Common Shares Owned at 6/30/2010
Joe Dwek Management Consultants Inc. (1)	Nil	Nil	1,242,288
Harry Miller	1,206,200	1,195,200	1,195,200
Passport Capital, LLC (2)	7,025,800	7,025,800	Nil
Libra Advisors, LLC (3)	3,183,100	3,183,100	3,057,800
Richard C. McKenzie Jr. (4)	2,774,700	Nil	Nil

(1) Joe Dwek is a principal shareholder of the several corporate entities who hold common shares of the Company.

(2) Passport Capital, LLC acts as Investment Manager to various investment funds who hold common shares of the Company as reported in Passport's Schedule 13G filing.

(3) Libra Advisors, LLC is an Investment Manager as reported in Libra's Schedule 13G filing.

(4) Richard C. McKenzie Jr. is a private investor as reported in Mr. McKenzie's Schedule 13G filing.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On June 30, 2012, the Company’s shareholders’ list showed 35,654,390 common shares outstanding, with 42 registered shareholders. 31 of these shareholders were resident in Canada, holding 33,881,760 common shares (representing about 73.8% of the issued/outstanding shares); 11 registered shareholders were resident in the United States, holding 1,772,630 common shares (representing about 26.2% of the issued/outstanding shares); and no registered shareholders were resident in other countries.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During the year ended June 30, 2012, the Company entered into the following transactions with related parties:

a.

Paid or accrued $96,818 (2011 - $105,784; 2010 - $113,912) in geological consulting fees to F.T. Archibald Consulting Ltd, which is controlled by Fred Archibald, a former director of the Company.

b.

Paid or accrued $88,848 (2011 - $114,635; 2010 - $82,171) in consulting fees to Ian Beardmore, former Chief Financial Officer of the Company.

c.

Paid or accrued $304,523 (2011 - $154,214; 2010 - $62,859) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

d.

Paid or accrued $195,414 (2011 - $270,080; 2010 - $168,000; 2009 - $108,000) in management fees to Harry Miller, an officer and former director of the Company. Included in prepaid expenses at June 30, 2012 is $Nil (2011 - $62,550) towards future management fees.

Harry Miller and the Company originally entered into a management agreement dated January 1, 2009, and subsequently amended on October 1, 2009, for Mr. Miller to act as President and Chief Executive Officer of the Company for a period of three years from January 1, 2009. Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective October 1, 2009. The offices of Mr. Miller as President and Chief Executive Officer of the Corporation were terminated on November 6, 2011. Mr. Miller also resigned as a director of the Corporation. Pursuant to a new agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011, Mr. Miller will continue to act on behalf of the Corporation as Secretary and Senior Advisor. Mr. Miller will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013 - however, he continued to earn his former remuneration rate of $20,833.33 per month until December 31, 2011.

These transactions were in the normal course of operations, and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since June 30, 2012, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company LLP, Chartered Accountants are included herein immediately preceding the financial statements.

a.

Audited Financial Statements:

For Fiscal 2012 and 2011 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

Legal Claim

On September 19, 2007, the Company and two former directors received a statement of claim which the Company believes is not valid. The compensation sought in the claim is as follows:

i)

An order requiring two former directors of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main property - the Duparquet project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and 1,000,000 shares at $0.65 and he had disposed of his shares at a price of $2.31 per share;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the value of 436,500 shares of the Company at a price of $2.31 per share;

vi)

One of the plaintiffs is also seeking damages of $20,000 claiming purported wrongful dismissal by the Company;

vii)

Pre-judgment and post-judgment interest and the plaintiffs’ costs of this action.

On May 17, 2012, the Plaintiffs in the above Statement of Claim, Owen Dwyer and Ying Xiong, filed a Fresh As Amended Statement of Claim against the Company and two former directors. As with the original statement of claim, the Company believes this Fresh as amended statement of claim is baseless and without merit.

The relief sought in the Fresh As Amended Statement of Claim is as follows:

The plaintiff Owen Dwyer claims against all of the defendants as follows:

a)

an order declaring that all rights, title and interests of any of the defendants, including, without limiting the generality thereof, all shares, warrants and proceeds of sale of shares of any of the defendants following the corporate defendant’s acquisition of the Duquesne Gold Mine, is held in trust for the benefit of Owen Dwyer; and an order directing the defendants to disgorge such interest and proceeds of such interest to the plaintiff Owen Dwyer;

b)

in the alternative, an order requiring the defendants to sell to the plaintiff 2 million shares of Clifton at $0.38 per share and 1 million shares at a purchase price of $0.65, and damages for the wrongful retention of the option to buy those shares;

c)

in the further alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for breach of contract;

d)

in the further alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for the tort of detinue, and damages for the wrongful retention of the option to buy those shares;

e)

in the further alternative, damages assessed on the date of conversion as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for the tort of conversion, and consequential damages;

f)

in the further alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for unjust enrichment or as the basis of quantum meruit;

g)

pre-judgment and post-judgment interest in accordance with the Courts of Justice Act, R.S.O. 1990, c. C.43, as amended;

h)

the plaintiff’s costs of this action on a substantial indemnity scale, including applicable GST and HST; and,

i)

such further and other relief as this Honourable Court may deem just and the circumstances require.

The plaintiff Ying Xiong claims against the defendant, Clifton, as follows:

a)

an order requiring the delivery of 436,500 shares of Clifton at a price of $0.20 per share, and damages for the wrongful retention of the option to buy those shares;

b)

in the alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 436,500 shares of Clifton at $0.20 per share for wrongful retention;

c)

in the alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 436,500 shares of Clifton at $0.20 per share for the tort of conversion and for consequential damages;

d)

in the alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 436,500 share of Clifton at $0.20 per share for the tort of detinue and damages for the wrongful retention of the option to buy those shares;

e)

damages for wrongful dismissal in the sum of $20,000 or 5 months of severance pay at the rate of $4,000 per month;

f)

pre-judgment and post-judgment interest in accordance with the Courts of Justice Act, R.S.O. 1990, c. C.43, as amended;

g)

the plaintiff’s costs of this action on a substantial indemnity scale; and

h)

such further and other relief as this Honourable Court may deem just and the circumstances require.

Some of the discoveries were completed prior to the filing of the Fresh As Amended Statement of Claim.

The individual Defendants now are represented by separate counsel. The individual Defendants and the Company have served Fresh As Amended Statements of Defence. A new timetable has been ordered by the Court for the completion of discoveries, for mediation and for the Plaintiffs to set the action down for trial. It therefore remains premature to evaluate the likelihood of the outcome of the claim although the Company does not believe the claims are valid and is defending its position and will continue to do so.

British Columbia Cease Trade Order

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The reason for the order was the Company's failure to file certain documents with Canadian regulators as required under National Instrument 51-102, Continuous Disclosure Obligations, and National Instrument 43-101 ("NI 43-101"), Standards of Disclosure for Mineral Projects. As detailed in the Order, the Company failed to file compliant technical reports on the Beattie, Donchester and Duquesne properties, as well as related material change reports. In conjunction with the BCSC Cease-trade order, the Company's common shares were suspended from trading on the TSX Venture Exchange, its primary trading market.

To remedy the Order, the Company filed updated NI 43-101 compliant reports on its Duparquet properties and updated its disclosure documents through the filing of several news releases. The BCSC lifted the Order on March 5, 2012. In order to resume trading on the TSX Venture Exchange, the Company was first required to satisfy the conditions of the BCSC Order. Once the BCSC Order was lifted, the Company was then required to satisfactory complete a review by the TSX Venture Exchange to determine if the Company was in compliance with the Exchange's Continued Listing Requirements. Each of these requirements were met by the Company, and the Company's common shares resumed trading on the TSX Venture Exchange on March 9, 2012.

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

Table No. 12 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	High	Low	Closing
Monthly

September 2012	$ 1.28	$ 0.85	$ 1.19
August 2012	0.94	0.75	0.89
July 2012	1.12	0.85	0.85
June 2012	1.33	1.05	1.08
May 2012	1.54	0.90	1.15
April 2012	1.68	1.36	1.45

Quarterly
September 30, 2012	$ 1.28	$ 0.75	$ 1.19
June 30, 2012	1.68	0.90	1.08
March 31, 2012	2.31	1.53	1.60
December 31, 2011	No Trading
September 30, 2011 *	2.90	2.42	2.90
June 30, 2011	4.55	1.86	2.53
March 31, 2011	5.37	3.13	3.48
December 31, 2010	5.39	3.94	5.37
September 30, 201	4.96	3.80	4.22
June 30, 2010	6.27	3.81	3.97

Yearly
Fiscal 2012 ended June 30, 2012	$ 2.90	$ 0.90	$ 1.08
Fiscal 2011 ended June 30, 2011	5.39	1.86	2.53
Fiscal 2010 ended June 30, 2010	8.25	1.85	3.97
Fiscal 2009 ended June 30, 2009	3.67	0.95	2.58
Fiscal 2008 ended June 30, 2008	3.05	1.00	2.84

*

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The cease trade order was lifted and the shares resumed trading on March 9, 2012.

The Company’s common shares began trading on the Berlin Stock Exchange on August 23, 2005, with the trading symbol of “C3T.BE. Prices ranged from euro$3.91 to euro$0.01; the closing price on August 31, 2012 was euro$0.63.

The Company’s common shares began trading on the Frankfurt Stock Exchange on November 5, 2008, with the trading symbol of “C3T.F”. Prices ranged from euro$3.90 to euro$0.65; the closing price on August 31, 2012 was euro$0.63.

The Company’s common shares began trading on the Stuttgart Stock Exchange on March 29, 2010, with the trading symbol of “C3T.SG. Prices ranged from euro$4.56 to euro$1.49; the closing price on August 31, 2012 was euro$0.65.

The Company’s common shares began trading on the Munich Stock Exchange on August 3, 2010, with the trading symbol of “C3T.MU”. Prices ranged from euro$3.92 to euro$1.49; the closing price on August 31, 2012 was euro$0.67.

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

e.

Removing a Director before expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name; and

h.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8/9 for additional information.

Warrants

As of June 30, 2012 and August 31, 2012, the Company had no stock purchase warrants outstanding.

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

10.C.  Material Contracts

a.

Agreement to Acquire Beattie Gold Mines Ltd., dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/14/2012), between Clifton Star and the Shareholders of Beattie Gold Mines Ltd.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012 amendment has been filed as an exhibit to this annual report..

b.

Second Beattie/Donchester/Dumico Agreement, dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/14/2012), between Clifton Star and Rhonda Smerchanski.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012 amendment has been filed as an exhibit to this annual report..

c.

Donchester/Dumico/Hunter Agreement dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/14/2012) between Clifton Star, the shareholders of 2588111 Manitoba Ltd., and 173714 Canada Inc.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012 amendment has been filed as an exhibit to this annual report..

d.

Management Agreement with Harry Miller between the Company and Harry Miller, dated 6/1/2008.  A copy of this contract has been filed in a Form 6-K.

e.

Employment agreement between the Company and Michael Bouchard dated October 5, 2011. A copy of this agreement has been filed as an exhibit to the Company's Fiscal 2011 Annual Report.

f.

Senior Advisor Agreement with Harry Miller between the Company and Harry Miller dated October 28, 2011. A copy of this agreement has been filed as an exhibit to the Company's Fiscal 2011 Annual Report.

g.

Employment agreement between the Company and Louis C. Martin dated December 19, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

h.

Employment agreement between the Company and Louis Dufour dated December 23, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

i.

NSR purchase agreement dated July 31, 2012 between the Company and the former shareholders of Duquesne Gold Mines Ltd. for the purchase of the NSR on the Duquesne property. A copy of this agreement has been filed as an exhibit to this annual report.

j.

Sales agreement dated September 19, 2012 between the Company and Xmet Inc. for the sale of the Company's interest in the Duquesne property to Xmet in exchange for a maximum of 19.9% of the outstanding common shares of Xmet. A copy of this agreement has been filed as an exhibit to this annual report.

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

10.G.  Statement by Experts

Not Applicable

10.H.  Documents on Display

The Company’s documents, including financial statements, press releases, Annual General Meeting documents, Annual Reports, and other documents can be viewed at its Canadian office, located at: Suite 217 - 1040 Belvedere Avenue, Quebec, QC, Canada G1S 3G3.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2011. The CEO and CFO assessed whether the disclosure controls and procedures as of June 30, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at June 30, 2012.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company’s Audit Committee.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on its assessment, management has concluded that, as of June 30, 2012, the Company's Internal Control over Financial Reporting was effective and no material weaknesses in the Company's Internal Control over Financial Reporting were discovered.

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

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

Changes in internal control over financial reporting.

In performing the assessment of internal control over financial reporting for the fiscal year ended June 30, 2011, management identified a material weakness in our internal control process as a result of an aggregation of significant deficiencies and deficiencies related to financial statement presentation and disclosure, and control environment matters. The Company has made all relevant correction in the financial statements for the year-ended June 30, 2011. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company has developed and implemented a remediation plan to address the deficiencies and significant deficiencies which gave rise to the material weakness as described above. The Company has taken the following actions to improve internal controls over financial reporting:

•

Replacement of external consultants by experienced full time employees

•

Centralization of all accounting activities

•

Implementation of new IT Platform (Server, remote access, security access, daily backups, etc.)

•

Implementation of a fully integrated Accounting Systems ACCPAC including Security, General Ledger, Reporting, Accounts Payable and Currency

•

Monthly Reporting

•

Frequent monthly bank reconciliations

•

Reconciliations of supplier statement and monthly follow ups with major suppliers for the monthly accruals

•

Implementation of a TOP payroll service provider ADP (determine accurate DAS and make direct remittances to the government)

•

Reduction of bank accounts from 6 accounts to 3 accounts

•

Reduction of number of authorized check signers

•

Utilization of electronic bank operations

•

Sales Tax Claims produced rapidly with accuracy. In 2012, two audits occurred with no adjustments

•

Implementation of all new processes and procedures, including internal controls

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

ITEM 16B.  CODE OF ETHICS

The Board adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2012, there are no material change reports relating to the conduct of any Directors or executive officers of the Company. A copy of the new “Code of Ethics” has been filed as an exhibit to the Company's fiscal 2011 20-F annual report.

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

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2012 Ended 6/30/2012	Fiscal 2011 Ended 6/30/2011
Audit Fees	$ 45,000	$ 80,000
Audit-Related Fees	-	-
Tax Fees	$ 10,000	$ 22,550
All Other Fees	-	-
TOTAL	$ 55,000	$ 102,550

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

ITEM 16G.  CORPORATE GOVERNANCE

ITEM 16H.  MINE SAFETY DISCLOSURE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP, Chartered Accountants included herein immediately preceding the audited financial statements.

Audited Financial Statements

    Auditor's Report, dated October 16, 2012

    Balance Sheets at June 30, 2012, June 30, 2011 and July 1, 2010

    Statements of Operations and Deficit

      for the years ended June 30, 2012 and June 30, 2011

    Statements of Cash Flows

      for the years ended June 30, 2012 and June 30, 2011

    Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:

   Incorporated by reference to Form 20-F Registration Statement, as amended

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

a.

Agreement to Acquire Beattie Gold Mines Ltd., dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/12/2012), between Clifton Star and the Shareholders of Beattie Gold Mines Ltd.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012, amendment has been filed as an exhibit to this annual report..

b.

Second Beattie/Donchester/Dumico Agreement, dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/12/2012), between Clifton Star and Rhonda Smerchanski.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012, amendment has been filed as an exhibit to this annual report..

c.

Donchester/Dumico/Hunter Agreement dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/12/2012) between Clifton Star, the shareholders of 2588111 Manitoba Ltd., and 173714 Canada Inc.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012, amendment has been filed as an exhibit to this annual report..

d.

Management Agreement with Harry Miller between the Company and Harry Miller, dated 6/1/2008. A copy of this contract has been filed in a Form 6-K.

e.

Employment agreement between the Company and Michael Bouchard dated October 5, 2011. A copy of this agreement has been filed as an exhibit to the Company's Fiscal 2011 Annual Report.

f.

Senior Advisor Agreement with Harry Miller between the Company and Harry Miller dated October 28, 2011. A copy of this agreement has been filed as an exhibit to the Company's Fiscal 2011 Annual Report.

g.

Employment agreement between the Company and Louis C. Martin dated December 19, 2011. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

h.

Employment agreement between the Company and Louis Dufour dated December 23, 2011.  A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

i.

NSR purchase agreement dated July 31, 2012 between the Company and the former shareholders of Duquesne Gold Mines Ltd. for the purchase of the NSR on the Duquesne property. A copy of this agreement has been filed as an exhibit to this annual report.

j.

Sales agreement dated September 19, 2012 between the Company and Xmet Inc. for the sale of the Company's interest in the Duquesne property to Xmet in exchange for a maximum of 19.9% of the outstanding common shares of Xmet. A copy of this agreement has been filed as an exhibit to this annual report.

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

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     No Disclosure Necessary

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2012

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Clifton Star Resources Inc.

We have audited the accompanying consolidated financial statements of Clifton Star Resources Inc., which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended June 30, 2012 and June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Clifton Star Resources Inc. as at June 30, 2012, June 30, 2011 and July 1, 2010 and its financial performance and its cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 16, 2012

Clifton Star Resources Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at June 30, 2012	As at June 30, 2011	As at July 1, 2010
ASSETS
Current assets:
Cash	$7,105,632	$12,604,119	$6,189,396
Short-term investments (Note 11)	4,360,000	4,350,000	-
Receivables (Note 11)	491,824	176,428	14,695
Prepaids	29,293	66,484	56,045
	11,986,749	17,197,031	6,260,136
Non-current assets:
Mining tax credit and duties (Note 5)	2,128,675	-	-
Property and equipment (Note 6)	73,778	55,913	61,870
Exploration and evaluation assets (Note 7)	33,318,968	31,620,626	26,372,955
	35,521,421	31,676,539	26,434,825
Total Assets	$47,508,170	$48,873,570	$32,694,961
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$717,836	$393,913	$198,549
Deferred tax liability (Note 12)	1,267,000	1,946,000	2,189,000
Total Liabilities	1,984,836	2,339,913	2,387,549
Equity:
Share capital (Note 8a)	57,100,892	57,100,892	38,510,920
Share-based payments reserve (Note 8f)	11,821,755	13,189,810	10,787,700
Deficit	(23,399,313)	(23,757,045)	(18,991,208)
Total Equity	45,523,334	46,533,657	30,307,412
Total Liabilities and Equity	$47,508,170	$48,873,570	$32,694,961

Nature of Operations and Going Concern (Note 1)

Contingency (Note 14)

Subsequent Events (Note 15)

Approved and authorized by the Board on October 16, 2012:

_____ "Michel Bouchard", Director ______

_____ "Ross Glanville", Director _____

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2012	2011
Expenses
Amortization	$8,302	$5,957
Consulting (Note 9(a) (iii))	136,131	144,992
Director’s fees (Note 9(a) (ii))	246,750	105,107
Filing and transfer agent fees	3,145	59,768
Insurance	32,934	26,442
Investor relations	111,436	76,030
Management fees (Note 9(a) (iv))	202,051	270,080
Office and miscellaneous	104,688	105,842
Professional fees (Note 9(a) (v))	581,276	410,602
Shareholder costs	21,405	29,432
Share-based payments (Note 8f)	1,222,953	3,747,777
Travel and telephone	141,804	160,335
Wages & benefits	310,863	78,000
Loss from operations	(3,123,738)	(5,220,364)

Other income
Interest income	200,583	129,627
Loss before tax	(2,923,155)	(5,090,737)
Deferred tax recovery (Note 12)	679,000	324,900
Loss and Comprehensive Loss for the Year	$(2,244,155)	$(4,765,837)

Weighted Average Number of Common Shares Outstanding	35,654,390	33,454,231

Basic and Diluted Loss per Common Share	$(0.06)	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2012	2011
Cash Flows from Operating Activities
Net loss for the year	$(2,244,155)	$(4,765,837)
Items not affected by cash:
Amortization	8,302	5,957
Share-based payments	1,222,953	3,747,777
Deferred tax recovery	(679,000)	(324,900)
	(1,691,900)	(1,337,003)
Changes in non-cash working capital:
Receivables	(315,396)	(161,733)
Prepaids	37,191	(10,439)
Accounts payable and accrued liabilities	404,444	422,821
Net cash used in operating activities	(1,565,661)	(1,086,354)
Cash Flows from Financing Activities
Shares issued for cash, net of issue costs	-	17,192,267
Net cash from financing activities	-	17,192,267
Cash Flows from Investing Activities
Additions to property and equipment	(26,168)	-
Short-term investments	(10,000)	(4,350,000)
Additions to exploration and evaluation assets (net of recovered costs)	(3,896,658)	(5,341,190)
Net cash used in investing activities	(3,932,826)	(9,691,190)
Net increase (Decrease) in cash	(5,498,487)	6,414,723
Cash – Beginning of the Year	12,604,119	6,189,396
Cash – End of the Year	$7,105,632	$12,604,119
Supplemental Schedule of Non-Cash Investing Activities
Exploration and evaluation assets included in accounts payable and accrued liabilities	$418,171	$137,358
Fair value of share-based payments included in exploration and evaluation assets	$10,879	$103,752

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Number of Shares	Capital Amount	Share-Based payments Reserve	Accumulated Deficit	Total
Balance – July 1, 2010	28,754,198	$38,510,920	$10,787,700	$(18,991,208)	$30,307,412
Flow-through private placement Note 8g)	182,000	919,100	-	-	919,100
Exercise of stock options (Note 8d)	368,500	1,593,587	(647,489)	-	946,098
Exercise of agent’s options (Note 8e)	579,584	2,043,647	(832,116)	-	1,211,531
Exercise of warrants (Note 8c)	5,770,108	14,033,638	-	-	14,033,638
Fair value of stock options capitalized (Note 8f)	-	-	133,938	-	133,938
Share-based payments (Note 8f)	-	-	3,747,777	-	3,747,777
Loss for the year	-	-	-	(4,765,837)	(4,765,837)
Balance – June 30, 2011	35,654,390	57,100,892	13,189,810	(23,757,045)	46,533,657
Fair value of stock options capitalized (Note 8f)	-	-	10,879	-	10,879
Share-based payments (Note 8f)	-	-	1,222,953	-	1,222,953
Share-based payments cancelled or forfeited (Note 8f)			(2,601,887)	2,601,887	-
Loss for the year	-	-	-	(2,244,155)	(2,244,155)
Balance – June 30, 2012	35,654,390	$57,100,892	$11,821,755	$(23,399,313)	$45,523,334

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

1.

Nature of Operations and Going Concern

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada. The Company’s mineral properties are located in the province of Quebec, Canada; and the Company is currently advancing a large gold project (the “Duparquet Project”). The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Tailings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec, Quebec, Canada, G1S 3G3.

These financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and had an accumulated deficit of $23,399,313 at June 30, 2012. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing. Clifton’s management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Management believes the Company’s has sufficient working capital to maintain current operations for the next twelve months.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

Summary of Significant Accounting Policies

a.

Basis of Presentation and Adoption of International Financial Reporting Standards  (“IFRS”)

The Company prepared its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these consolidated financial statements. In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies- Continued

a.

Basis of Presentation and Adoption of International Financial Reporting Standards (“IFRS”) - Continued

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended June 30, 2011.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 16, 2012, the date the Board of Directors approved the financial statements.

b.

Basis of Consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

Subsidiaries are those entities which Clifton controls by having the power to govern their financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained and are de-consolidated from the date that control ceases.

c.

Use of Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of amounts, events, or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies - Continued

c.

Use of Judgments and Estimates - Continued

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to evidence that can be objectively verified.

d.

Short-term Investments

Short-term investments consist mainly of cashable Guaranteed Investment Certificates (GIC’s) with original terms to maturity greater than three months.

e.

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at rates designed to amortize the cost of the property and equipment over its estimated useful life. The annual amortization rates are as follows:

Building	10%
Computer equipment	30%
Office equipment	30%

Land is carried at cost. Maintenance and repair expenditures which do not improve or extend productive life of the property and equipment are expensed in the period incurred.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies- Continued

f.

Exploration and Evaluation Assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs are amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in the recorded amounts.

g.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies- Continued

g.

Impairment of Non-Current Assets- Continued

techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

h.

Restoration and Provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate, and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets. Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset. At June 30, 2012, no restoration provision has been recognized.

i.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies- Continued

j.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

k.

Share Capital

The Company records in share capital proceeds from share issuances, net of issue costs and any tax effects. The fair value of common shares issued as consideration for mineral properties is based on the trading price of those shares on the TSX-V on the date of the agreement to issue shares as determined by the Board of Directors. Stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants according to their relative fair value using the residual method to determine the value of warrants issued.

l.

Basic Loss per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. Under this method, the weighted average number of common shares used to calculate the dilutive effect in the statement of loss and comprehensive loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period. In periods where a net loss is incurred, basic and diluted loss per share is the same, as the effect of outstanding stock options and warrants would be anti-dilutive.

m.

Flow-Through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium, if any, paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company recognizes a deferred tax liability with a corresponding charge in the statement of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies- Continued

m.

Flow-through Shares - Continued

credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

n.

Financial Instruments

(i)

Financial Assets - The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of recognition.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income. The Company does not have financial assets classified under this category.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Cash, short-term investments and receivables have been classified under this category.

Available-For-Sale

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in fair value are recognized in other comprehensive income (loss) and classified as a component of equity. When the financial assets are sold or an impairment write-down is required, the accumulated fair value adjustments in other comprehensive income are included in the statement of income (loss) and are included in other gains or losses. The Company does not have financial assets classified under this category.

(ii)

Financial Liabilities - The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and Other Financial Liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transactions costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of earnings (loss) over the period to maturity using the effective interest method. Borrowings and other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities have been classified under this category.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

2.

Summary of Significant Accounting Policies- Continued

n.

Financial Instruments- Continued

Derivative Financial Liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. There are no financial liabilities classified under this category.

(iii) Impairment of Financial Assets - At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of earnings (loss). This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income..

3.

Recent IFRS Pronouncements

a.

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied for accounting periods commencing on or after January 1, 2015, with early adoption permitted. The Company does not expect the adoption of IFRS 9 will have a material impact on its financial statements.

b.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of IFRS 13 will have a material impact on its financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

3.

Recent IFRS Pronouncement - Continued

c.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013, include; IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other Entities. The Company does not expect that the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

4.

First-time Adoption of IFRS

The effect of the Company’s transition to IFRS, described in Note 2, is summarized as follows:

a.

Mandatory Exemptions and Transition Elections

IFRS 1, which governs the first-time adoption of IFRS, requires accounting policies to be applied retrospectively to determine the opening statement of financial position on the Company’s transition date of July 1, 2010 (the “Transition Date”), with the application of certain mandatory exemptions and also allows certain exemptions on transition to IFRS. The mandatory exemption applicable to and the transition election the Company has chosen, respectively, are as follows:

(i)

Under IFRS 1, there are four mandatory exemptions from full retrospective application of IFRS. Of these, the only applicable election relates to estimates. An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as at July 1, 2010 are consistent with its previous estimates under Canadian GAAP for the same date.

(ii)

Share-based payments – IFRS 1 provides the option to not apply IFRS 2, Share-based Payments, to equity instruments granted after November 7, 2002 and vested before the Transition Date. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share-based payments that had not vested at the Transition Date. Share-Based payments vested that expired are transferred from the Share-based payments reserve to the deficit during the period of the expiration date.

b.

Reconciliation of Previously Reported Financial Statements

Reconciliations of the IFRS adjustments on transition are included in the following financial statements noted below.

o

Consolidated Statement of Financial Position – July 1, 2010

o

Consolidated Statement of Financial Position – June 30, 2011

o

Consolidated Statement of Loss and Comprehensive Loss – Year ended June 30, 2011

The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no changes to the net cash flows, no reconciliations have been prepared for the Statements of Cash Flows.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

4.

First-time Adoption of IFRS- Continued

b.

Reconciliation of Previously Reported Financial Statements- Continued

The July 1, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

       July 1, 2010

	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash		$6,189,396	$-	$6,189,396
Receivables		14,695	-	14,695
Prepaids		56,045	-	56,045
		6,260,136	-	6,260,136
Non-current assets:
Property and equipment		61,870	-	61,870
Exploration and evaluation assets		26,372,955	-	26,372,955
		26,434,825	-	26,434,825
Total Assets		$32,694,961	$-	$32,694,961
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$198,549	$-	$198,549
Deferred tax liability		2,189,000	-	2,189,000
Total Liabilities		2,387,549	-	2,387,549
Equity:
Share capital	4 (b)(i)	34,230,086	4,280,834	38,510,920
Share-based payments reserve	4 (b)(ii)	10,860,923	(73,223)	10,787,700
Deficit	4(b)(i)-(ii)	(14,783,597)	(4,207,611)	(18,991,208)
Total Equity		30,307,412	-	30,307,412
Total Liabilities and Equity		$32,694,961	$-	$32,694,961

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements - Continued

The June 30, 2011 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

     June 30, 2011

	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash		$16,954,119	$-	$16,954,119
Receivables		176,428	-	176,428
Prepaids		66,484	-	66,484
		17,197,031	-	17,197,031
Non-current assets:
Property and equipment		55,913		55,913
Exploration and evaluation assets	4 (b)(ii)	31,590,440	30,186	31,620,626
		31,646,353	30,186	31,676,539
Total Assets		$48,843,384	$30,186	$48,873,570
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$393,913	$-	$393,913
Deferred tax liability		1,946,000	-	1,946,000
Total Liabilities		2,339,913	-	2,339,913
Equity:
Share capital	4 (b)(i)	52,651,708	4,449,184	57,100,892
Share-based payments reserve	4 (b)(ii)	13,496,156	(306,346)	13,189,810
Deficit	4(b)(i)-(ii)	(19,644,393)	(4,112,652)	(23,757,045)
Total Equity		46,503,471	30,186	46,533,657
Total Liabilities and Equity		$48,843,384	$30,186	$48,873,570

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements - Continued

The Canadian GAAP Consolidated Statement of Loss and Comprehensive Loss for year ended June 30, 2011 has been reconciled to IFRS as follows:

June 30, 2011

	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Amortization		$5,957	$-	$5,957
Consulting and director’s fees		250,099	-	250,099
Filing and transfer agent fees		59,768	-	59,768
Insurance		26,442	-	26,442
Investor relations		76,030	-	76,030
Management fees		270,080	-	270,080
Office and miscellaneous		105,842	-	105,842
Professional fees		410,602	-	410,602
Shareholder costs		29,432	-	29,432
Share-based payments	4(b)(ii)	4,011,086	(263,309)	3,747,777
Travel and telephone		160,335	-	160,335
Wages and benefits		78,000	-	78,000
Loss from operations		(5,483,673)	263,309	(5,220,364)

Other income
Interest income		129,627	-	129,627
Loss before tax		(5,354,046)	263,309	(5,090,737)
Deferred tax recovery	4(b)(i)	493,250	(168,350)	324,900
Loss and Comprehensive Loss for the Year		$(4,860,796)	$94,959	$(4,765,837)

Weighted Average Number of Common Shares Outstanding		33,454,231		33,454,231

Basic and Diluted Loss per Common Share		$(0.15)		$(0.14)

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements - Continued

Notes to the reconciliations of previously reported financial statements:

(i)  Accounting for Flow-Through Shares

Under Canadian GAAP, the Company recorded the gross proceeds relating to the flow-through shares to share capital at the time of issuance. The Company then recorded a charge (reduction) to share capital at the time the tax benefits of the flow-through shares were renounced to the investors. The charge was calculated by multiplying the amount of the renounced tax benefits (which are equal to the proceeds of the flow-through share issue) by the effective tax rate at the time. The offset would go to the deferred tax liability to reflect the fact that the Company could no longer use the tax attributes for its benefit.

Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of the shares and the sale of the tax benefits. The allocation is based on the difference (“premium”) between the amount the investor pays for the flow-through shares and the share price as of the date the transaction is approved. A liability is recognized for the premium, and extinguished to income when the tax effect of the temporary differences, resulting from incurring the relevant expenditure, is recorded.

Impact on Statements of Financial Position:

	As at July 1, 2010	As at June 30, 2011

Share capital	$4,280,834	$4,449,184
Deficit	$(4,280,834)	$(4,449,184)

Impact on Statements of Loss and Comprehensive Loss:

Year ended June 30, 2011

Deferred tax recovery	$168,350

(ii)  IFRS 2 – Shared-Based Payments and Share-Based Payments Reserve

Under Canadian GAAP, the Company calculated the fair value of share-based awards with graded vesting as one grant and used the straight-line method of calculating share-based payments over the vesting period.

Under IFRS, each tranche of a share-based award with different vesting dates is considered a separate grant for the fair value calculation. The resulting fair value of the share-based payment is recognized over the vesting period of the respective tranche using the graded vesting method.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

4.

First-time Adoption of IFRS- Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

(ii)  IFRS 2 – Share-Based Payments and Share-Based Payments Reserve – Continued

Impact on Statements of Financial Position:

	As at July 1, 2010	As at June 30, 2011

Exploration and evaluation assets	$-	$30,186
Share-based payments reserve	(73,223)	(306,346)
Deficit	$73,223	$336,532

Impact on Statements of Loss and Comprehensive Loss:

Year ended June 30, 2011

Share-based payments	$(263,309)

(iii)  Financial Report Presentation Changes

•

Under Canadian GAAP, the Company’s capitalized property acquisition and exploration costs were presented as “Mineral Properties and Deferred Exploration Costs” whereas under IFRS, these costs are presented as “Exploration and Evaluation Assets.”

•

The Company now presents the fair value attributable to stock options granted and vested under the account “Share-based Payments Reserve” whereas previously under Canadian GAAP, these were presented under the account “Contributed Surplus.”

5.

Mining tax credit and duties

The Company has incurred during the year exploration expenses eligible for the Quebec Mining tax credit and duties refund in the amount of $5,432,830 (June 30, 2011 - $884,874). The eligible exploration expenses have been reduced by $116,126 (June 30, 2011 - $884,874) to take into account the issuance of flow-through private placement in 2011. The Mining Tax Credit recorded totals $1,860,846 (June 30, 2011 - $NIL) and the Mining Duties Refund totals $267,829 (June 30, 2011 - $NIL)

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

6.

Property and equipment

	Land	Computer Equipment	Building	Office Equipment	Total
Cost:
At July 1, 2011	$6,069	$2,627	$57,651	$9,557	$75,904
Additions	-	17,615	8,553	-	26,168
At June 30, 2012	6,069	20,242	66,204	9,557	102,072
Amortization:
At July 1, 2011	-	1,776	9,048	9,167	19,991
Charge for the period	-	2,898	5,288	117	8,303
At June 30, 2012	-	4,674	14,336	9,284	28,294
Net book value:
At July 1, 2011	6,069	851	48,603	390	55,913
At June 30, 2012	$6,069	$15,568	$51,868	$273	$73,778

	Land	Computer Equipment	Building	Office Equipment	Total
Cost:
At July 1, 2010	$6,069	$2,627	$57,651	$9,557	$75,904
Additions:	-	-	-	-	-
At June 30, 2011	6,069	2,627	57,651	9,557	75,904
Amortization:
At July 1, 2010	-	1,411	3,623	9,000	14,034
Charge for the period	-	365	5,425	167	5,957
At June 30, 2011	-	1,776	9,048	9,167	19,991
Net book value:
At July 1, 2010	6,069	1,216	54,028	557	61,870
At June 30, 2011	$6,069	$851	$48,603	$390	$55,913

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

7.

Exploration and Evaluation Assets

For the Year ended June 30, 2012	Cat Lake Property (Note 7d)	Central Duparquet Property (Note 7b)	Duquesne Property (Note 7c)	Beattie Property (Note 7a)	Donchester Property (Note 7a)	Dumico Property (Note 7a)	Hunter Property (Note 7e)	Total
Acquisition costs, beginning of year	$-	$612,400	$2,103,500	$4,000,000	$4,000,000	$2,000,000	$-	$12,715,900
Additions during the year	-	-	-	-	-	-	-	-
Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900
Deferred exploration costs, beginning of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726
Additions during the year:
Assays	-	12,400	8,546	230,110	134,702	16,781	7,529	410,068
Drilling	-	32,838	24,566	1,356,044	992,704	105,339	632	2,512,123
Field expenditures	-	36,593	13,116	864,881	287,228	-	-	1,201,818
Geological Consulting	-	70,035	46,086	711,714	513,266	2,576	-	1,343,677
Total additions during the year	-	151,866	92,314	3,162,749	1,927,900	124,696	8,161	5,467,686
Costs recovered during the year	-	(68,238)	(256,177)	(1,982,390)	(1,139,158)	(229,708)	(93,673)	(3,769,344)
Deferred exploration costs, end of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068
Total Exploration and evaluation assets	$63,614	$738,159	$7,621,263	$12,377,285	$9,539,867	$2,598,980	$379,800	$33,318,968

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

7.

Exploration and Evaluation Assets - Continued

For the Year ended June 30, 2011	Cat Lake Property (Note 7d)	Central Duparquet Property (Note 7b)	Duquesne Property (Note 7c)	Beattie Property (Note 7a)	Donchester Property (Note 7a)	Dumico Property (Note 7a)	Hunter Property (Note 7e)	Total
Acquisition costs, as at beginning of year	$-	$612,400	$2,103,500	$2,200,000	$2,200,000	$1,100,000	$-	$8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000
Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900
Deferred exploration costs, as at beginning of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	-	18,157,055
Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,244	597	108,712	3,330	-	75,159	189,042
Geological Consulting	-	37,550	54,924	142,852	62,217	26,787	58,125	382,455
Total additions during the year	-	38,794	56,023	314,844	65,547	26,787	465,312	967,307
Costs recovered during the year	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)
Deferred exploration costs, end of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726
Total Exploration and evaluation assets	$63,614	$654,531	$7,785,126	$11,196,926	$8,751,125	$2,703,992	$465,312	$31,620,626

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

7.

Exploration and Evaluation Assets - Continued

a.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the optionors. Before the amended agreements were entered into, the Company paid $4,000,000 to Beattie, $2,000,000 to 2699681 and $4,000,000 to 2588111 under the old option agreements. The terms of these amended agreements are as follows:

i.

cash payments of $800,000 to Beattie, $400,000 to 2699681, and $800,000 to 2588111 due on December 1, 2012; and

ii.

Issuance of 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111 on December 1, 2012; and

iii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

iv.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

v.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

vi.

cash payments of $6,080,000 to Beattie, $3,040,000 to 2699681, and $6,080,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR will be eliminated upon Clifton acquiring 100% of these properties.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

7.

Exploration and Evaluation Assets - Continued

a.

Beattie, Donchester and Dumico properties - Continued

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

However, Clifton still has the right to access a loan of $22,500,000 from Osisko on or before December 1st, 2012. If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

See Note 15 Subsequent events for amendments after June 30, 2012.

b.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash. On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

c.

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne. Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash, and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession together known as the Duquesne Gold Project, located in Destor Township, Quebec. The optionor retains a 3% NSR, which the Company has the option to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

7.

Exploration and Evaluation Assets - Continued

c.

Duquesne property- Continued

During the year ended June 30, 2009, the Company acquired additional claims known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east respectively of the Duquesne property. The optionor has retained a 2% NSR.

See Note 15 Subsequent events for agreements after June 30, 2012.

d.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111. The Cat Lake property is comprised of nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

e.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009 with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

8.

Equity

a.

Share Capital and Share-based payments reserve

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2012, the issued and outstanding shares amounted to 35,654,390.

b.

Share issuances

During the year ended June 30, 2012, no share issuance was made.

During the year ended June 30, 2011:

(i)

On November 23, 2010, the Company closed a non-brokered private placement of 182,000 flow-through shares at a price of $5.50 per flow-through share for gross proceeds of $1,001,000. In relation to the non-brokered private placement, $919,000 was allocated to share capital and $81,900 was allocated to liability. No finder’s fees or commissions were paid in conjunction with this private placement.

(ii)

368,500 stock options were exercised at prices from $2.55 to $2.60 per share for total gross proceeds of $946,098. In relation to the stock option exercises, $647,489 of contributed surplus was transferred into capital stock.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

8.

Equity - Continued

b.

Share issuances - Continued

(iii)

579,584 agent’s options were exercised at prices from $1.25 to $2.45 per agent option for total gross proceeds of $1,211,531. In relation to the agent option exercises, $832,116 of contributed surplus was transferred into capital stock.

(iv)

5,770,108 warrants were exercised at prices from $1.35 to $3.30 per warrant for proceeds of $14,033,638. Also during the year ended June 30, 2011, 579,584 warrants were issued on the exercise of agent’s options.

c.

Warrants

Details of issued and outstanding warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance – July 1, 2010	5,194,857		$2.43
Issued	579,584		$2.43
Exercised	(5,770,108)		$2.43
Cancelled / Expired without exercise	(4,333)		$3.30
Balance – June 30, 2011 and June 30, 2012	NIL	$	NIL

d.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

8.

Equity - Continued

d.

Stock Options - Continued

	Number of Options	Weighted Average Exercise Price
Balance – July 1, 2010	2,868,500	$4.44
Granted	2,135,000	$3.94
Exercised	(368,500)	$2.57
Cancelled / Expired	(350,000)	$2.95
Balance – June 30, 2011	4,285,000	$4.47
Granted	1,510,000	$1.58
Cancelled / Forfeited	(1,075,000)	$3.90
Balance – June 30, 2012	4,720,000	$3.68

At June 30, 2012, the following options were outstanding:

Expiry date	Weighted Average Exercise Price	Number of Options Outstanding	Number of Options Vested
September 13, 2012	$4.15	1,450,000	1,450,000
January 22, 2013	$5.35	1,075,000	1,075,000
January 27, 2013	$5.80	400,000	400,000
May 6, 2013	$4.15	35,000	35,000
December 22, 2013	$5.00	50,000	50,000
June 20, 2016	$2.50	200,000	200,000
March 9, 2017	$2.03	435,000	217,500
April 25, 2017	$1.40	1,075,000	268,750
		4,720,000	3,696,250

e.

Agent’s Options

Details of issued and outstanding compensation options are as follows:

	Number of Compensation Options	Weighted Average Exercise Price
Balance – July 1, 2010	579,584		$2.09
Exercised	(579,584)		$2.09
Balance – June 30, 2011 and June 30, 2012	NIL	$	NIL

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

8.

Equity – Continued

f.

Share-based Payments

During the year ended June 30, 2012, the Company granted 1,510,000 (2011 – 2,135,000) stock options. The fair value of the stock options granted during the year calculated using the Black-Scholes option pricing model was $1,592,492 (2011 – $4,451,721), or $1.05 (2011 – $2.09) per option.

During the year ended June 30, 2012, the Company expensed $1,222,953 (2011 – $3,747,777) of which $863,660 relates to the current year’s grants and $359,293 was from stock options granted in the prior year. The unamortized share-based payments balance of $728,798 (2011 – $426,965) will be recognized during the next two fiscal years (2013 – $675,389; 2014 – $53,409).

During the year ended June 30, 2012, the Company capitalized as exploration and evaluation assets $10,879 (2011 – $133,938) leaving an unamortized balance of $NIL (2011 – $NIL).

During the year ended June 30, 2012, 1,075,000 (2011 – NIL) stock options were cancelled or forfeited. Accordingly, the associated amount of $2,601,887 (2011 – $NIL) recorded in share-based payments reserve was transferred to accumulated deficit. There was no liquidity impact associated with this transfer.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2012		2011

Risk-free interest rate	1.32%		1.55%
Expected life of options	1.96	Years	2.44	Years
Annualized volatility	84.29%		93.31%
Dividend rate	0.00%		0.00%

g.

Flow-Through Shares

During the period ended June 30, 2012, the Company did not issue flow-through common shares, and has fully incurred the unspent balance as at June 30, 2011, which relates to the flow-through issuance during the year ended June 30, 2011.

h.

Shareholder Rights Plan

On December 13, 2010, the Company’s shareholders approved the adoption of a Shareholder Rights Plan (the “Plan”) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

8.

Equity - Continued

h.

Shareholder Rights Plan - Continued

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

9.

Related Party Transactions

Details of transactions between the Company and its related parties are disclosed below.

a.

Trading Transactions

As at June 30, 2012, the Company’s related parties consist of the following:

Nature of Transaction
F.T. Archibald Consulting Ltd. (up to September 25, 2011)	Management/Consultant
Lavery, de Billy LLP	Legal
President and Chief Executive Officer (“CEO”)	Directorship and Management
Vice President Finance & Chief Financial Officer (“CFO”)	Management
Former Chief Financial Officer (*up to Jan. 22, 2012)	Management/Consultant
Vice President Exploration	Management
Corporate Secretary	Management/Consultant
Ross Glanville	Directorship
Philip Nolan	Directorship
Peter Gundy	Directorship
Fred Archibald (up to September 25, 2011)	Directorship
Nick Segounis (up to December 4, 2011)	Directorship
The Company had the following transactions with related parties.
Note(s)	For the year ended June 30, 2012	For the year ended June 30, 2011
Geological Consulting and Field Expenditures
Included in Exploration and Evaluation Assets (i)	$96,818	$105,784
Directors fees (ii)	246,750	105,107
Consulting fees (iii)	88,848	114,635
Management fees (iv)	195,414	270,080
Professional fees - legal (v)	304,523	154,214
	$932,353	$749,820

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

9.

Related Party Transactions - Continued

a.

Trading Transactions - Continued

(i)

Paid or accrued up to September 25, 2011, $96,818 (2011 - $105,784) to F.T. Archibald Consulting Ltd., a company controlled by the Company’s former Vice-President of Exploration and director.

(ii)

Paid or accrued for the year ended June 30, 2012, $246,750 (2011 - $105,107) in director’s fees to various directors as follows:

Ross Glanville

$98,750 (2011 - $31,391)

Philip Nolan

$61,500 (2011 - $23,808)

Peter Gundy

$61,000 (2011 - $17,508)

Fred Archibald

$10,000 (2011 - $16,450)

Nick Segounis

$15,500 (2011 - $15,950)

Included in prepaid expense at June 30, 2012 is $22,750 (June 30, 2011 - $NIL) towards future director fees.

(iii)

Paid or accrued up to February 27, 2012, $88,848 (2011 - $114,635) in consulting fees to Ian Beardmore the Company’s former Chief Financial Officer (“CFO”).

(iv)

Paid or accrued $195,414 (2011 - $270,080) in management fees to Harry Miller, the Company’s current Corporate Secretary and former President, CEO and director. Included in prepaid expense at June 30, 2012 is $NIL (June 30, 2011 - $62,550) towards future management fees to Mr. Miller

(v)

Paid or accrued $304,523 (2011 - $154,214) to Lavery, de Billy L.L.P.; a partner of the firm is a director of the Company.

Included in accounts payable and accrued liabilities as at June 30, 2012, is $100,000 (June 30, 2011 - $70,538) for legal fees accrued to Lavery, de Billy L.L.P. Also included in accounts payable and accrued liabilities as at June 30, 2012 is $NIL (June 30, 2011 - $9,090) for consulting fees accrued to the Company’s former CFO.

The Company has entered into three agreements with three officers for employment and advisory services. If such agreements are terminated without cause of the officers, the Company will have to pay $128,000, $180,000 or $400,000, respectively, to the three officers. If such agreements are terminated following a change in control, the Company will have to pay $500,000 or $600,000, respectively to two officers.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

9.

Related Party Transactions - Continued

b.

Compensation of Key Management Personnel

The remuneration of the Company’s key management personnel for the year ended June 30, 2012 and 2011 is as follows:

	Note	June 30, 2012		June 30, 2011
Salary of key management employees	(i)	$331,250	$	NIL
Directors fees	(ii)	246,750		105,107
Consulting fees	(ii)	381,080		490,499
Share-based payments	(iii)	1,200,607		3,853,152
	(iv)	$2,159,687		$4,448,758

(i)

Includes the Chief Executive Officer, the Chief Financial Officer and the Vice President Exploration.

(ii)

Directors and consulting’s fees include the fees disclosed above and exclude legal fees.

(iii)

Share-based payments are the fair value of options granted and vested to key management.

(iv)

Key management personnel were not paid post-employment, termination or other long-term benefits during the year ended June 30, 2012 and 2011.

10.

Management of Capital

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

June 30, 2012

10.

Management of Capital - Continued

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

There were no changes in the Company’s approach to capital management during the year ended June 30, 2012 compared to the year ended June 30, 2011. The Company is not subject to externally imposed capital requirements.

11.

Financial Instruments

Fair Value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their immediate or short-term maturity.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The Company deposits its cash and short-term investments with high credit quality major Canadian financial institutions as determined by ratings agencies. Receivables represent sales tax

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

11.

Financial Instruments - Continued

Credit Risk - Continued

receivable in the amount of $474,003 and interest receivable from the short-term investments in the amount of $17,821. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of June 30, 2012, the Company had a cash balance of $7,105,632 (June 30, 2011 – $12,604,119) to settle current liabilities of $717,836 (June 30, 2011 – $393,913). The Company also had flow-through commitments of $NIL (June 30, 2011 – $535,688).

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest rate risk

The Company has invested $4,360,000 in short-term investments earning interest at 0.75% to 1.40% per annum. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

12.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2012	2011

Earnings (loss) for the year before tax	$(2,923,155)	$(5,090,737)
Expected income tax (recovery)	$(755,000)	$(1,400,000)
Change in statutory tax rates and other	(229,000)	(28,000)
Permanent difference	324,000	1,103,000
Change in unrecognized deductible temporary differences	1,000	-
Total income tax expense (recovery)	$(679,000)	$(325,000)

Current income tax	$-	$-
Deferred tax recovery	$(679,000)	$(325,000)

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2012	2011

Deferred tax assets (liabilities)
Exploration and evaluation assets	$(3,256,000)	$(3,451,000)
Non-capital losses available for future period	1,908,000	1,321,000
Financing costs	75,000	184,000
Property and equipment	6,000	-
Net deferred tax liability	$(1,267,000)	$(1,946,000)

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	Expiry Date Range	2012	2011
Temporary Differences Allowable capital losses	No expiry date	$140,000	$140,000

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

13.

Segmented Information

The Company conducts its business in a single operating segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

14.

Contingency

On September 19, 2007, the Company and two former directors received a statement of claim which the Company believes is not valid.

The compensation sought in the claim is as follows:

(i)

An order requiring two former directors of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main property – the Duparquet Project;

(ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and 1,000,000 shares at $0.65 and he disposed of his shares at a price of $2.31 per share;

(iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

(iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

(v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the value of 436,500 shares of the Company at a price of $2.31 per share;

(vi)

One of the plaintiffs is also seeking damages of $20,000 for purported wrongful dismissal by the Company;

(vii)

Prejudgment and post-judgment interest and the plaintiffs’ costs of this action.

On May 17, 2012, the Plaintiffs, Owen Dwyer and Ying Xiong, filed a Fresh As Amended Statement of Claim against the Company and two former directors.

As with the original statement of claim, the Company believes this Fresh as amended statement of claim is baseless and without merit:

The plaintiff Owen Dwyer claims against all of the defendants as follows:

a)

an order declaring that all rights, title and interests of any of the defendants, including, without limiting the generality thereof, all shares, warrants and proceeds of sale of shares of any of the defendants following the corporate defendant’s acquisition of the Duquesne Gold Mine, is held in trust for the benefit of Owen Dwyer; and an order directing the defendants to disgorge such interest and proceeds of such interest to the plaintiff Owen Dwyer;

b)

in the alternative, an order requiring the defendants to sell to the plaintiff 2 million shares of Clifton at $0.38 per share and 1 million shares at a purchase price of $0.65, and damages for the wrongful retention of the option to buy those shares;

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

14.

Contingency - Continued

c)

in the further alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for breach of contract;

d)

in the further alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for the tort of detinue, and damages for the wrongful retention of the option to buy those shares;

e)

in the further alternative, damages assessed on the date of conversion as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for the tort of conversion, and consequential damages;

f)

in the further alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 2 million shares of Clifton at $0.38 per share and 1 million shares at $0.65 for unjust enrichment or as the basis of quantum meruit;

g)

pre-judgment and post-judgment interest in accordance with the Courts of Justice Act, R.S.O. 1990, c. C.43, as amended;

h)

the plaintiff’s costs of this action on a substantial indemnity scale, including applicable GST and HST; and,

i)

such further and other relief as this Honourable Court may deem just and the circumstances require.

The plaintiff Ying Xiong claims against the defendant, Clifton, as follows:

a)

an order requiring the delivery of 436,500 shares of Clifton at a price of $0.20 per share, and damages for the wrongful retention of the option to buy those shares;

b)

in the alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 436,500 shares of Clifton at $0.20 per share for wrongful retention;

c)

in the alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 436,500 shares of Clifton at $0.20 per share for the tort of conversion and for consequential damages;

d)

in the alternative, damages assessed on the day of judgment as the fair market value of an option to purchase 436,500 shares of Clifton at $0.20 per share for the tort of detinue and damages for the wrongful retention of the option to buy those shares;

e)

damages for wrongful dismissal in the sum of $20,000 or 5 months of severance pay at the rate of $4,000 per month;

f)

pre-judgment and post-judgment interest in accordance with the Courts of Justice Act, R.S.O. 1990, c. C.43, as amended;

g)

the plaintiff’s costs of this action on a substantial indemnity scale; and

h)

such further and other relief as this Honourable Court may deem just and the circumstances require.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2012

14.

Contingency - Continued

Some of the discoveries were completed prior to the filing of the Fresh As Amended Statement of Claim.

The individual Defendants now are represented by separate counsel. The individual Defendants and the Company have served Fresh As Amended Statements of Defence. A new timetable has been ordered by the Court for the completion of discoveries, for mediation and for the Plaintiffs to set the action down for trial. It therefore remains premature to evaluate the likelihood of the outcome of the claim although the Company does not believe the claims are valid and is defending its position will continue to do so.

15.

Subsequent Events

In September 2012, the Company announced that a new agreement in principle was reached on the Duparquet Project (Note 7a) regarding the options to purchase the remaining 90% shares in the companies that own these properties.

As per the General Terms of the Amended Agreement, the Company will have to make the following option payments:

• $ 2.0M	on December 1st, 2012 and issue, to the owners, 250,000 shares of the Company.
• $10.0M	on December 1st, 2014
• $10.0M	on December 1st, 2015
• $15.0M	on December 1st, 2016
• $15.2M	on December 1st, 2017

The Company may exercise any or all of the options in advance of its specified date.

In September 2012, the Company has reached an agreement to buy back a portion of the Duquesne Property royalty (Note 7). The Company owns a 100% interest in the property, subject to a 3% NSR royalty. Clifton will pay an amount of $1.0M to the owners of the royalty and will buy back a 0.5% Net Smelter Return (“NSR”) interest. The remaining NSR royalty of 2.5% may be bought back in yearly portions of 0.5% at $1.0 million for each 0.5%, starting in 2014, if specific conditions are met.

In September 2012, the Company has reported that, subject to regulatory approval, it has signed an Agreement to sell its Duquesne Property. In exchange for 100% ownership of the Duquesne Mine Property, the purchaser has agreed to issue to the Company a maximum of 19.9% of its outstanding shares after the purchaser has exercised its option to acquire 100% of the Duquesne property. Completion of the transaction is subject to a number of conditions.

In September 2012, 1,450,000 stock options expired unexercised. Accordingly, the associated amount of $2,934,347 recorded in share-based payments reserve will be transferred to accumulated deficit in 2013.

In September 2012, the Company granted 450,000 stock options.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: October 23, 2012	Signed: /s/ "Michel F. Bouchard"
Michel F. Bouchard, President and CEO