Form 20-F
period 2013-06-30
Clifton Star Resources Inc.
filed 2013-10-08
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2013

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	38,414,390

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

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

- 2 -

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

Clifton Star Resources Inc. (the “Company”) is a mineral exploration company. Its main focus is on exploring its property interests, primarily the Duparquet Project, in Quebec, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Form 20-F Annual Report contains forward-looking statements. Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for fiscal year 2013 ended June 30th, 2013, were derived or calculated from the financial statements audited by Deloitte s.e.n.c.r.l., Independent Registered Chartered Accountants, as indicated in their Report of Independent Registered Chartered Accountants which is included elsewhere in this Annual Report. Deloitte & Touche, LLP name was changed to Deloitte s.e.n.c.r.l. in January 2013.  The selected financial data for the fiscal years 2012 and 2011, ended June 30th were derived or calculated from the financial statements audited by Davidson & Company LLP.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for fiscal years ended June 30, 2013, 2012, & 2011.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

Table No. 1
Selected Financial Data
International Financial Reporting Standards

	Year	Year	Year
	Ended	Ended	Ended
	June 30, 2013	June 30, 2012	June 30, 2011

Sales Revenue	$-	$-	$-
Loss From Operations	(3,400,743)	(3,123,738)	(5,220,364)
Loss and Comprehensive Loss	(3,869,453)	(2,244,155)	(4,765,837)
Basic/Diluted (Loss) Per Common Share	(0.10)	(0.06)	(0.14)
Dividends Per Share	-	-	-

Working Capital	$5,517,009	$13,397,588	$16,803,118
Exploration and Evaluation Assets	42,253,866	33,318,968	31,620,626
Deferred Income and Mining Tax Liability	3,441,000	1,267,000	1,946,000
Long-Term Debt	-	-	-
Shareholder’s Equity	45,145,534	45,523,334	46,533,657
Total Assets	50,074,697	47,508,170	48,873,570

Weighted Avg. Shares O/S	37,393,568	35,654,390	33,454,231
Year End Shares O/S	38,414,390	35,654,390	35,654,390

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

Table No. 2
Canadian Dollars to Buy One US Dollar

Period	Average	High	Low	Close

August 2013		$ 1.06	$ 1.03	$ 1.06
July 2013		1.06	1.03	1.03
June 2013		1.05	1.02	1.05
May 2013		1.04	1.00	1.03
April 2013		1.03	1.01	1.01
March 2013		1.03	1.02	1.02

Fiscal Year Ended June 30, 2013	$ 1.01	$ 1.05	$ 0.97	$ 1.03
Fiscal Year Ended June 30, 2012	1.00	1.04	0.95	1.02
Fiscal Year Ended June 30, 2011	1.00	1.06	0.95	0.96

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

As a Canadian Reporting Company and Foreign Private Issuer in the United States, Clifton Star reports mineral estimates using National Instrument 43-101 and not under the Security and Exchange Commission's Industry Guide 7

The disclosure in this Form 20-F annual report uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the SEC Staff, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards.

This annual report also uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. Although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this annual report is economically or legally mineable.

For these reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

If the Company Fails to Make Any Scheduled Payments Due or Fails to Meet any Milestones Associated with its Property Agreements, It Will Lose Its Interest in the Properties.

To earn the remaining 90% interest in Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated September 14, 2012, the Company must issue 250,000 common shares upon Exchange acceptance of the revised agreement; pay $10 million on December 1, 2014; pay an additional $10 million on December 1, 2015; pay an additional $15 million on December 1, 2016; and pay a final $15.2 million on December 1, 2017. If the Company is unable to make the scheduled payments under the agreements, it will lose its right to acquire the remaining interests in those properties.

Clifton Star Has No Positive Cash Flow and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The sale of securities to the public results in dilution to existing shareholders. For the past three years, Clifton Star has had no revenues and, consequently, no positive cash flow.

Historically, the only source of funds available to Clifton Star has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At June 30, 2013, there were 2,935,000 share purchase options outstanding, which, if exercised, would result in an additional 2,935,000 common shares being issued and outstanding. For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star does not have Positive Cash Flow and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

Clifton Star is Dependent on Key Personnel, and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Clifton Star’s growth will depend on the efforts of its Senior Management, particularly its President/CEO/Director, Michel Bouchard; its Chairman, Ross Glanville; its Chief Financial Officer, Louis Dufour; its Vice-President, Exploration, Louis Martin; its Corporate Secretary, Harry Miller; and its directors, Philip Nolan, Peter Gundy and Yves Harvey. Clifton Star does not carry key-man insurance on any individuals.

Clifton Star’s Management has Abandoned Business Plans and Changed Industries with Prior Companies

Members of Clifton Star’s current management have been past officers and/or directors of other companies that have abandoned their business plans and changed industries. Clifton Star has raised funds through flow-through common share offerings that require funds raised to be spent on qualifying mineral exploration activities by a certain date.  If the Company were to change its business plan to an industry other than mineral exploration, it would be in probable breach of the terms of the flow-through subscription agreements.  A breach would likely cause the Company to lose any unspent funds raised through flow-through common share offerings, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax. Such a breach would have a material adverse effect on the Company’s financial condition. If Clifton Star were to abandon mineral exploration and adopt a new business plan, it would likely require the appointment of new officers and/or directors, and have a negative effect on the Company’s financial position.

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

The Government in Quebec has Announced a Pending Increase in Mining Taxes and Regulation of Mining Projects

The Government of Quebec has proposed a new mining tax, which will include a minimum royalty for all mining companies, regardless of earned profit, or a progressive mining tax based on profit margins, whichever is greater. The new laws also include changes to environmental regulations and financial guarantees. The changes are expected to take effect for fiscal years beginning after December 31, 2013. These changes may prevent certain mineral projects located in Quebec, including Clifton Star’s, from attracting financial support, and negatively affect their economic viability.

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

The Company’s executive office is located at:

Suite 217 – 1040 Belvedere Ave.

Quebec, QC, Canada

G1S 3G3

Telephone: (418) 914-9922

Facsimile: (418) 914-9687

e-mail: mbouchard@cfo-star.com

website: www.cfo-star.com

The Company’s executive office is located in premises of approximately 1,100 sq. ft., and Clifton began occupying these facilities in February 2012.  The Company leases office space under a formal lease which runs through January 31, 2014. Rental costs are $1,650 per month, plus taxes. The lease can be renewed for 2 additional periods of 1 year each, with monthly rent adjusted by the Canada Cost of Living Index.

The contact person is Michel Bouchard, and his email is mbouchard@cfo-star.com

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”; and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges in Germany.

The Company has an unlimited number of common shares without par value authorized.  At June 30, 2013, the end of the Company's most recent fiscal year, there were 38,414,390 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation

The Company was incorporated by Articles of Incorporation under the BCABC on April 30, 1981, under the name “Houstonia Resources Ltd.”. The Company changed its name to Clifton Star Resources Inc. on November 8, 1982. At the Company’s annual general meeting held on December 15, 2004, the Company adopted new Articles to comply with the new British Columbia Corporations Act (“BCCA”). The Company was continued under the Canada Business Corporations Act (“CBCA”) on December 29, 2010.

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

On September 20, 2006, the Company signed an option agreement (subsequently amended May 14, 2007, June 11, 2007 and July 31, 2012) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. On June 20, 2010, the Company fulfilled all its obligations under the option agreement and acquired a 100% interest in the Duquesne property, subject to a 3% Net Smelter Royalty ("NSR"), which the Company has the option to purchase from the optionor for the sum of $1,000,000 for each 0.5% for a total of $6,000,000. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000. The remaining NSR of 2.5% must be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2014 under certain conditions.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in each of the optionor companies which own the Beattie-Donchester-Dumico gold properties, pursuant to the October 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010, to earn a 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. Once the final payment is made, the Company will have a 100% interest in each of the optionor companies with no NSR. In September 2012, the Company and the optionors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the optionor companies, the Company must pay $2 million (Paid) and issue 250,000 common shares on December 1, 2012 (to be issued upon optionor’s instructions); an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017.  There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance. The optionors have retained a 2% NSR for the duration of the option period, but the NSR would be eliminated upon the Company acquiring 100% interest in each of the vendor companies.

The payments and share issuances will permit the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of the optionors by the Company above the current 10% ownership interest unless all payment conditions are satisfied.  In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest (subject to a 2% NSR) in the Central Duparquet property. The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec. The Company earned a 100% interest in the property by paying $400,000 on January 13, 2009. On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. In consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400. Under the original acquisition agreement, during the five-year period following the date of execution of the agreement the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

Osisko Joint-Venture Agreement

In December 2009, the Company entered into joint venture agreement (since terminated) with Osisko Mining Corporation ("Osisko") regarding a Joint Venture (the "Joint Venture") on Clifton's Duparquet Project (the "Project"), which consists of the Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties.

Under the agreement, Osisko was to make contributions to the Joint Venture in the first year, which commenced on January 1, 2010, of an aggregate minimum of $15 million.  Thereafter, Osisko could:

a.

contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the second year, which shall commence on January 1, 2011;

b.

contribute an aggregate of $23.6 million in earn-in payments to the Joint Venture in the third year, which shall commence on January 1, 2012; and

c.

contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the fourth year, which shall commence on January 1, 2013; and

d.

by making such contributions (aggregate total of $70 million) Osisko could earn a 50% interest in the Joint Venture over a period of four years (the "Option Period"). Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the Option Period to acquire the 50% interest under the Joint Venture. Earn-in payments shall be used by the Joint Venture to fund the activities of the Joint Venture.

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

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the project. However, Clifton is of the opinion that it retains the right to access a loan of $22.5 million from Osisko on or before December 1, 2012 for payments to the property vendors. The loan would be for a period of 36 months at an interest rate of 5%. If Clifton were to access the funds, the Company would have the right to retire the loan by the issuance of Clifton common shares to Osisko at a price of $3.12 per share for the principal and at the market price of the shares for the interest. On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Since then, discussions have been taking place but no disbursement has been made. The Company has hired legal counsel, and will pursue all its recourses to ensure Osisko’s compliance with the loan undertaking.

Duquesne Sale Agreement with Xmet Inc.

In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton was to receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction was subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property, raising financing, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange. Xmet was unable to meet the transaction conditions. In April 2013, Xmet announced that it would not be proceeding with the acquisition of the Duquesne property. Therefore, the Company retains its 100% interest in the property, subject to the 2.5% NSR held by a third party.

Shareholder Right’s Plan

At the Annual/Special Meeting of Shareholders held on December 13, 2010, a Shareholder Right’s Plan was approved.

The purpose of the Shareholder Rights Plan is to provide the Board of directors and Shareholders with sufficient time to properly consider any take-over bid made for the Corporation, and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. Refer to ITEM #10.B.  "Memorandum and Articles of Association - Shareholder's Right's Plan".

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

To remedy the Order, the Company filed updated NI 43-101 compliant reports on its Duparquet project properties, and updated its disclosure documents through the filing of several news releases. The BCSC lifted the Order on March 5, 2012. In order to resume trading on the TSX Venture Exchange, the Company was first required to satisfy the conditions of the BCSC Order. Once the BCSC Order was lifted, the Company was then required to satisfactorily complete a review by the TSX Venture Exchange to determine if the Company was in compliance with the Exchange's Continued Listing Requirements. Each of these requirements were met by the Company, and the Company's common shares resumed trading on the TSX Venture Exchange on March 9, 2012.

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2013	$ 10,193,531 367	Mineral Property Acquisition and Deferred Exploration Costs Computer Equipment
Fiscal 2012	$ 5,467,686 26,168	Mineral Property Acquisition and Deferred Exploration Costs Computer Equipment and Building
Fiscal 2011	$ 5,467,307	Mineral Property Acquisition and Deferred Exploration Costs

Financings

The Company has financed its operations through funds raised via public/private placements of common shares. In addition, shares have been issued upon exercise of options and warrants; for the acquisition of property, and as agent commissions. Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount

Fiscal 2013	Private Placement (Flow-Through)	2,760,000	$ 3,450,000

Fiscal 2012	None	None	None

Fiscal 2011	Private Placement	182,000 Shares	$ 1,001,000

Fiscal 2010	None	None	None

Fiscal 2009	Private Placement (Flow-Through)	1,324,304 Units	$ 1,655,380
	Private Placement	2,057,605 Units	4,999,980
	Private Placement (Flow-Through)	499,995 Units	1,499,985
	Private Placement (Flow-Through)	1,082,248 Units	2,499,993
	Private Placement (Flow-Through)	100,000 Units	245,000
	Private Placement (Flow-Through)	284,998 Units	626,995

Plan Of Operations

Source of Funds for Fiscal 2013 Ending June 30, 2013

The Company’s primary source of funds since incorporation has been through the issuance of equity. As of June 30, 2013, the Company had working capital of $5,517,009, which Management believes is sufficient to meet its anticipated general and administrative expenses and corporate operating requirements for fiscal 2014. The Company estimates that, during fiscal 2014, it might expend approximately $2,800,000 on property exploration and $1,900,000 on general/administrative and investor relations’ expenses, and receive from refundable tax credits and mining duties approximately $1,250,000.

Anticipated Changes to Facilities/Employees

The Company is not expected to change any facilities or add any employees in fiscal 2014.

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

Overview of Duparquet Project

Clifton is advancing a large gold project (the “Duparquet Project”) that is located in a politically secure area of the world. The location in the province of Quebec is considered to be a major advantage when compared to the locations of other gold projects in many other jurisdictions, since the government of Quebec provides tax credits for exploration, has an extensive and experienced mining labor pool, and provides good infrastructure.

The Porcupine Destor Fault, or associated faults, pass through the Duparquet property, but this area has been relatively unexplored in the past. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton has the right to acquire an additional 90% of the private optionor companies that own a 100% interest in the Beattie, Donchester and Dumico properties in addition to the 10% it already owns by making cash payments and issuing common shares to the underlying owners. Under an amended option agreement dated September 14, 2012, the Company is required to make additional cash payments totaling $52.2 million and issue 250,000 common shares through December 1, 2017, in order to acquire the remaining 90% interest in the optionor companies.

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

Since Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated. After Osisko exited the project in June 2011, Clifton expended $1,698,342 (net of costs recovered) on exploration on the project during fiscal 2012. The work included drilling, metallurgical testing, and the preparation and filing of updated NI 43-101 compliant technical reports on the Duquesne and Donchester projects, as well as a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit), and which was completed and filed subsequent to the fiscal year-end.

The Company’s exploration properties are without proven reserves, and are all currently at the exploration stage.

Material Effects of Government Regulations

Operational and Environmental Regulations

The Company’s primary exploration properties are located in the Province of Quebec, Canada. Mining and Environmental laws which are applicable to the Company are regulated on both the Federal and Provincial levels. On the Canadian Federal level, the primary regulatory authorities with jurisdiction over mineral exploration and production operations in regard to the environment is Environment Canada. On the Quebec Provincial level, mining rights are governed by the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work, which are regulated by the Ministry of Natural Resources. Environmental matters in the Province are governed by the Ministry of Sustainable Development, Environment, Wildlife and Parks.

These regulations include:

•

Acquisition, ownership and maintenance of mineral claims and rights;

•

Exploration and development of mineral properties;

•

Operation of mines and mineral production;

•

Decommissioning and reclamation of mineral properties;

•

Land use and permits and review processes;

•

Management and use of explosives and hazardous substances;

•

Occupational and worker health and safety standards;

•

Historic and cultural investigation and preservation;

•

Financial guarantees;

•

Royalties and taxation.

If the Company fails to comply with such laws and regulations, it may result in enforcement actions, including orders issued by regulatory or judicial authorities which may require the reduction or cessation of some or all operations, as well as corrective or remedial actions. The Company may also be subject to civil or criminal fines or penalties, and may be required to compensate private parties who have suffered losses and damages due to the Company’s failure to comply with such laws and regulations.

Exploration Activities

During fiscal 2013 ended June 30, 2013, the Company incurred total exploration expenditures of $7,068,531 (net $5,809,898 after tax and mining credits). The Company announced a positive Preliminary Economic Assessment Study (“PEA”) on the Duparquet project, and an updated resource estimate, which will be incorporated into a Pre-Feasibility Study on the project which was initiated during the fiscal year.

During fiscal 2012 ended June 30, 2012, the Company incurred total exploration expenditures of $5,467,686 (net $1,698,342 after tax and mining credits). The Company conducted a series of metallurgical tests on the Duparquet ore zones and the Beattie tailings to confirm and improve on the expected recoveries of the gold.

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

Expenditures on the Company’s properties for the last 3 fiscal years are detailed below:

For the Year ended June 30, 2013	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$ 12,715,900
Additions during the year	-	125,000	1,000,000	800,000	800,000	400,000	-	3,125,000

Acquisition costs, end of year	-	737,400	3,103,500	4,800,000	4,800,000	2,400,000	-	15,840,900

Deferred exploration costs, beginning of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068

Additions during the year:
Assays	-	118,019	-	182,056	309,454	62,835	-	672,364
Drilling	-	538,525	-	1,113,480	1,214,116	-	-	2,866,121
Field expenditures	-	185,385	19,969	625,320	544,160	-	10,165	1,384,999
Geological consulting	-	15,483	-	224,071	189,378	4,171	-	433,103
Studies	-	-	-	560,477	220,396	-	-	433,103
Preliminary Economic Assessment	-	-	-	144,117	144,094	-	-	288,211
Prefeasibility Studies	-	88,333	-	280,559	273,968	-	-	642,860

Total additions during the year	-	945,745	19,969	3,130,080	2,895,566	67,006	10,165	7,068,531

Tax and mining credit applied during the year	-	(159,467)	(11,484)	(443,950)	(630,143)	(14,988)	1,399	(1,258,633)

Deferred exploration costs, end of year	63,614	912,037	5,526,248	11,063,415	7,805,290	650,998	391,364	26,412,966

Total exploration and evaluation assets	$ 63,614	$ 1,649,437	$ 8,629,748	$ 15,863,415	$ 12,605,290	$ 3,050,998	$ 391,364	$ 42,253,866

For the Year ended June 30, 2012	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$ 12,715,900
Additions during the year	-	-	-	-	-	-	-	-

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Additions during the year:
Assays	-	12,400	8,546	230,110	134,702	16,781	7,529	410,068
Drilling	-	32,838	24,566	1,356,044	992,704	105,339	632	2,512,123
Field expenditures	-	36,593	13,116	864,881	287,228	-	-	1,201,818
Geological consulting	-	70,035	46,086	711,714	513,266	2,576	-	1,343,677

Total additions during the year	-	151,866	92,314	3,162,749	1,927,900	124,696	8,161	5,467,686

Tax and mining credit applied during the year	-	(68,238)	(256,177)	(1,982,390)	(1,139,158)	(229,708)	(93,673)	(3,769,344)

Deferred exploration costs, end of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068

Total exploration and evaluation assets	$ 63,614	$ 738,159	$ 7,621,263	$ 12,377,285	$ 9,539,867	$ 2,5,98,980	$ 379,800	$ 33,318,968

FY 2011 ended June 30, 2011	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ -	$ 8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of year	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	-	18,157,055

Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,244	597	108,712	3,330	-	75,159	189,042
Geological consulting	-	37,550	54,924	142,852	62,217	26,787	58,125	382,455

Total additions during the year	-	38,794	56,023	314,844	65,547	26,787	465,312	967,307

Costs recovered during the year	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)

Deferred exploration costs, end of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Total mineral property and deferred exploration costs	$ 63,614	$ 654,531	$ 7,785,126	$ 11,196,926	$ 8,751,125	$ 2,703,992	$ 465,312	$ 31,620,626

The Company's principal project is its Duparquet Project in Quebec. The Company also has the Hunter Project, which is located near the Duparquet Project, and the Cat Lake Property in Manitoba. Descriptions of the Company's properties are given below.

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

Currently, the Company has a 10% interest in the private companies (subject to a 2% NSR) which, in turn, have a 100% interest in the Beattie, Donchester and Dumico properties based upon payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 made under the old option agreements. Under an amended agreement dated September 14, 2012, Clifton may acquire the remaining 90% interest in each of the optionors by making cash payments and issuing common shares to the private company shareholders under the following schedule:

Terms of the new agreements are as follows:

1.

cash payments of $800,000 to Beattie, $400,000 to 2699681, and $800,000 to 2588111 due on December 1, 2012 (Paid); and

ii.

issuance of 100,000 shares of the Company to Beattie, 50,000 shares of the Company to 2699681, and 100,000 shares of the Company to 2588111 on December 1, 2012 (to be issued); and

iii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

iv.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

v.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

vi.

cash payments of $6,075,000 to Beattie, $3,037,500 to 2699681, and $6,075,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

These payments will permit the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. The Company will not increase its share ownership of the optionors unless all payment conditions specified above are satisfied. In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance. The optionors have retained a 2% NSR for the duration of the option period. However, upon the exercise of the option to earn 100%, this NSR will be eliminated.

The Company currently has a 100% interest in the Central Duparquet property. Under an option agreement dated December 15, 2008, Clifton could acquire a 100% interest in the Central Duparquet Property by paying the optionor $400,000 cash, which was paid on January 31, 2009. The optionor retained a 2% NSR, which Clifton acquired from the optionor on February 26, 2010, by paying $155,000 cash and issuing 10,000 common shares valued at $57,400. The Central Duparquet property is also subject to a transfer restriction. During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash. On May 2, 2013, the Company paid $125,000 cash to extend the five-year period to six years and six months.

The Company currently has a 100% interest (subject to a 2.5% NSR) in the Duquesne property. Under an option agreement dated September 20, 2006, (subsequently amended May 14, 2007, June 11, 2007 and July 31, 2012) Clifton could acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”). The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Destor Township, Quebec. Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor, and must pay $1,800,000 cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period. The optionor retained a 3% Net Smelter Return Royalty (“NSR”), while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time, for a total of $6,000,000. On June 30, 2010, the Company fulfilled all obligations under the option agreement, and acquired a 100% interest in the Duquesne property, subject to the 3% NSR. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000 cash. The remaining NSR of 2.5% must be purchased in tranches of 0.5% NSR in consideration of $1.0M for each tranche, starting in June 2014 under certain conditions.

During the year ended June 30, 2009, the Company acquired additional claims, totaling 964 hectares, known as the Duquesne Extension, for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totaling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property, respectively. The optionor retains a 2% Net Smelter Return Royalty on these claims.

In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton was to receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction was subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property, raising financing, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange. Xmet was unable to meet the transaction conditions. In April 2013, Xmet announced that it would not be proceeding with the acquisition of the Duquesne property. Therefore, the Company retains its 100% interest in the property, subject to the 2.5% NSR held by a third party.

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

The Beattie Mine Property consists of the surface rights and underground Mining Concession MC#292 of 942.2 acres. The Donchester Mine Property consist of Mining Concession #384 of 823.5 acres. The Dumico property consist of claims C003231 and C003232 which total 238 acres. The Central Duparquet property consists of 18 mineral claims totaling 293 hectares.

The Duquesne property originally consisted of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township. During Fiscal 2009, the Company acquired additional claims totaling 964 hectares, known as the Duquesne Extension; the Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company acquired claims totaling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property, respectively.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

The properties are located in Northwest Quebec, Abitibi West County, approximately 35 kilometers northwest of the city of Rouyn-Noranda. The town of Duparquet is located partially within the property boundaries of the Beattie property. All of the properties are accessible by an all-weather paved highway from the city of Rouyn-Noranda and a series of all-weather gravel roads.  Duparquet is reached by going north from Noranda on Highway #101 for approximately 32 kilometers and then 14.5 kilometers west on Highway #393.

Work can be conducted on the properties throughout the year. Although snowfall and accumulations of one to three feet occur from mid-November to mid-April, the weather is generally not severe enough to halt exploration or mining operations in the area.

The town of Duparquet contains skilled workers and housing, while the city of Rouyn-Noranda currently provide labor and supplies to numerous exploration and mining operations throughout the region. Water and power is available to the properties from Duparquet.

Several of the properties have historical mineral production, although most of the former mine buildings on the properties have been dismantled and removed. However, a concentrate roaster remains intact on the Beattie Mine site. Tailings from the historical mining operations exist on portions of the properties. The Beattie Mine milled ore on-site from 1933 to 1956, which was processed by flotation, roasting, and cyanidation. When the ore was roasted, arsenic in the form of arsenic trioxide was collected, and is currently contained on the property within one cement reservoir and within metal and plastic drums stored in sixteen secured truck trailers. At the request of the Quebec government, a fence and locked gates has been placed around the arsenic trioxide storage containers as well as the roaster and mill remnants.

Vegetation in the area consists mainly of second growth birch, poplar & spruce. The properties are crossed by higher ridges, and mill tailings were deposited in several of the lower-lying areas. The region is within the Abitibi Greenstone belt, and the properties lie along a portion of the Porcupine-Destor Fault, as well as several off-shoots known as the Beattie and Donchester Faults. Gold mineralization appears to be related to late intrusions of syenite and/or feldspar porphyries in volcanics along lines of weakness adjacent to or coincident with the Beattie and Donchester Faults.

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

The claims that make up the current Dumico property were originally part of a larger property which produced gold from two shafts sunk into a mineralized zone traced along 700 meters of strike length. A total of 7,100 tons of ore with an average grade of 0.09 oz/t gold was mined from Dumico and milled at the Beattie mill. The underground workings at Beattie and Donchester are connected to the Dumico shaft.

Except for a small surface exploration program, including two drill holes conducted in 1966, the Beattie and Donchester properties were not explored again until 1987. At that time, Beattie Mines Ltd. hired C.W. Archibald Limited to conduct a review of the Beattie Property. Upon a positive recommendation, exploration was conducted, including line cutting, geological mapping and surveying, and surface stripping and sampling. Diamond drilling of 43 holes totaling 21,931 feet was conducted at Beattie in five different areas of the property between 1988 and 2008. This drilling has been successful in identifying and delineating a number of areas of mineralization. These include direct extensions of known zones, as well as new zones, both near surface and underground, largely beneath the 9th level.

On the Duquesne property, exploration work commenced in 1990, and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. From 1987 to 1991, Radisson Mining Resources Inc. had complied with orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site to original. The head-frame was taken down and the shaft cement-capped. All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed. Ore material extracted was taken off-site to be processed. All trailers and buildings (including head-frame) were taken off site. Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities and the Company is not aware of any outstanding environmental concerns.

The Duquesne property was first explored by various property holders in 1923. In 1941 a shaft was sunk down to 152.4 meters, and by 1945 this shaft had been extended to a depth of 266.7 meters. By 1949, the Duquesne Mine consisted of a total of nine levels down to a depth of 390 meters.  Production of gold continued from 1949 until the end of 1952. Exploration work began again in 1962 when 1,993 meters of drilling were completed in fourteen drill holes to test the extension of the ore zone below the seventh level. In 1986 further exploration work, consisting of magnetic surveys, VLF electromagnetic surveys, geological surveys and sampling surveys, was completed. Twenty drill holes, consisting of 3,048 meters, were also completed to outline west extensions and parallel zones located north of the Duquesne Mine workings. In 1987 and 1988 additional surface and underground exploration work, consisting of shaft dewatering and rehabilitation, resource calculations, geological mapping and sampling, was completed. During this time, 37,365 meters of underground exploration drilling and 18,504 meters of surface drilling was also completed. From 2000 until its acquisition by the Company, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft, where there was little exploration work done in the past. Mineralization was encountered.

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

Over the last 5.5 years, a total of 1,098 drill holes totaling 332,479 meters have been completed on the Duparquet project.

2008 - 212 diamond drill holes, consisting of 72,152 meters

2009 - 183 diamond drill holes, consisting of 56,774 meters

2010 - 383 diamond drill holes, consisting of 122,803 meters

2011 - 85 diamond drill holes, consisting of 26,754 meters

2012 - 98 diamond drill holes, consisting of 33, 480 meters

2013 (6 months) – 137 diamond drill holes, consisting of 20,516 meters

The 2010 drilling consisted of 219 holes at Beattie (69,806 meters at an average length per hole of 319 meters), 79 holes at Donchester (27,074 meters at an average length per hole of 343 meters), 16 holes at Central Duparquet (5,648 meters at an average length per hole of 353 meters), and 69 holes at Duquesne (20,275 meters at an average length per hole of 294 meters).

An airborne TDEM and Magnetic survey was completed over the Duparquet Project and Duquesne property in March of 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature, which includes several parallel units that are observed on all of the properties. Several magnetic high anomaly structures trending east-west and northeasterly can be observed from the survey. These anomalous areas have been followed up by Clifton.

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

Fiscal 2013 drilling was conducted on the Beattie, Donchester, and Central Duparquet properties. An additional 92 drill holes were completed after the cut-off date of September 15, 2012, for the preparation of the PEA, and 39 of the 92 holes were completed after the May 6 cut-off date of the updated resource estimate (dated June 28, 2013). This drill program included holes drilled within the current proposed open-pit to upgrade the resource, but also included holes drilled outside the parameters of the proposed open pits in order to potentially expand the resource. Mineralization remains open along strike and at depth.

Quality Assurance/Quality Control (QA/QC) Procedure

For the 2012/2013 drill program, drill cores were boxed, covered and sealed at the drill rigs, and transported by drilling employees to the core logging facility at the Beattie mine where Company personnel took over the core handling. The core was logged and sampled by, or under the supervision of, Company geologists. Each sample was tagged with a unique number. Drill core samples were sawed by technicians and then bagged and sealed before being grouped in batches. The sample batches were shipped directly to Techni -Lab S.G.B. Abitibi Inc. (“Techni-Lab”), an independent ISO 17025 accredited facility in Sainte-Germaine-Boulé, Québec for assay.

At Techni-Lab, each sample was crushed in its entirety using either an oscillating jaw crusher or a roll crusher, with the specification that more than 85% of the crushed material must pass a 2.4 mm (8 mesh) screen. A 250- to 300-gram fraction derived from the crushing process was then pulverized using a ring mill to 90% passing 106 μm (150 mesh). Gold was analyzed by fire assay with atomic absorption spectroscopy (AAS) finish using a 50-g nominal sample weight. For grades over 5.0 g/t gold obtained by fire assay, samples were re-assayed with a gravimetric finish. If the assay result from gravimetric finish is over 10 g/t Au, the sample is again assayed by metallic sieve method. Ten percent of samples having a content of gold above to 0.3 g/t Au are randomly selected and sent to different laboratory, Accurassay Laboratory in Thunder Bay, Ontario. Accurassay utilized the same analytical method as Techni-Lab, and results obtained indicate an excellent reproducibility of gold values.

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

Dr. David Dreisinger, Clifton's Vice-President of Metallurgy, is responsible for the studies to determine the optimum process alternative(s) for the different Duparquet deposits. These tests include flotation, cyanidation and oxidation processes, as well as the BIOX bacteria process and the Albion grinding and leaching process. Six metallurgical samples, with head grades ranging from 1.25 g/t gold to 3.58 g/t gold, were provided to SGS Lakefield Research. The samples were core from the Beattie (A Zone, South Zone, and RW Zone) the Donchester North, the Donchester South, and the Central Duparquet Main Zone. In March 2012, test results conducted by SGS were announced. Overall average gold recovery from the six metallurgical samples, utilizing a combination process of conventional flotation, pressure oxidation and cyanidation, was 93%. In April 2012, the Company reported excellent test results from both the BIOX and Albion testing. BIOX testing of concentrate from Duparquet by Goldfields of South Africa resulted in gold recovery of 94.3 to 94.7%. Testing of the same concentrate utilizing the Albion process by Albion Process Pty. and HRLtesting resulted in overall gold recovery of 93.8%. The tests also revealed a low and stable form of arsenic in the tailings, and indicated that it will not leach into the environment. This represents an important benefit for the project. Testing is continuing in order to optimize recoveries and reagent costs.

Metallurgical testing was also conducted by SGS on a sample of the Beattie Tailings. A combination process of conventional flotation, pressure oxidation and cyanidation achieved overall gold recovery from the tailings sample of 83.5%.

In the PEA study, the conventional Flotation-POX-Cyanidation flowsheet process was chosen as the best metallurgical process, as it is an established commercial metallurgical process.  Following the release of the PEA study, representative samples from the Duparquet Project were treated using a cleaner flotation scheme developed by SGS Minerals to produce high grade gold concentrates. The average overall gold recovery was 89.6% with this process. Despite the lower percentage of gold recovery, the production of high grade concentrates raises the possibility of reducing substantially the capital costs and operating costs of the project related to the non-utilization of a POX process. This new alternative will be evaluated more in detail and integrated within the Prefeasibility study, which will review the economic viability of both processes.

In March 2013, a 12 tonne sample of the Duparquet mineralized zones from large diameter drill core was prepared and sent to SGS. The material was representative of the contribution of the various zones to the resource estimate, with a target grade typical of the average grade of the various zones. Between March and August 2013, SGS conducted tests and analyses using flotation, pressure oxidation and cyanidation. The pilot plant was arranged using suitable equipment to simulate a full-scale mineral processing plant. Continuous flotation testing was conducted to make a bulk concentrate for pressure oxidation (POX) pilot testing and, as an alternate process, to produce a high-grade gold concentrate that could be sold directly to smelters. For the POX process, the bulk concentrate produced by flotation assayed 26.8 g/t gold, with an average 91.7% gold recovery. After applying POX to the flotation concentrate and cyanide leach to the flotation tailing, the overall average gold recovery was 92%. Further work has shown that recovery can reach 94% by using a hot lime treatment of the POX product before cyanidation. For the gold concentrate process, the concentrate assayed an average of 49.9 g/t gold, 50.0 g/t silver and 31.4% sulphur. Flotation recoveries averaged 86.5% for gold. The flotation tailing was cyanide leached, and this increased the overall gold recovery to 91.9%. These concentrates could potentially be sold to smelters without further processing.

Mineral Resources

In July 2012, the Company released a comprehensive NI 43-101 compliant mineral resource estimate of the Duparquet Project, including the Beattie Resource Tailings. The report is dated July 5, 2012, and was prepared by InnovExplo of Val-d'Or, Quebec. It is the first 3D block model and integrated Mineral Resource estimate on the project. The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on mineral resources and reserves, definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

In June 2013, InnovExplo completed an updated NI 43-101 compliant mineral resource estimate for the Duparquet Project, which includes the Beattie Tailings. The update includes additional new and resampled drill holes which were not included in the original estimate, as well as Dumico area drill holes.

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

The estimate is for 60 mineralized zones, an envelope zone containing the remaining isolated gold intercepts, and 4 tailing zones. The estimate was made using 3D block modeling of the project with a strike-length of 4.5 kilometers and a width of approximately 1 kilometer, to a vertical depth of 1,050 meters below surface. The 60 mineralized zones have been interpreted in cross-sections spaced 25 meters part. The estimate is based on a total of 168,555 sampled intervals taken from 260,948.4 meters of drilled core, and a total of 2,371 analyses taken from 1,827 meters of channels. QA/QC analyses were carried on 1111 drill hole samples (only duplicate samples, excluding blanks and standards).

The Total Mineral Resource estimate for all three areas combined is:

Category	Ounces Au	Tonnage and Grade
Measured Resources	9,006 ounces	184,700 tonnes at 1.52 g/t
Indicated Resources	3,104,165 ounces	60,696,300 tonnes at 1.59 g/t
Inferred Resources	1,442,689 ounces	29,684,700 tonnes at 1.51 g/t

In-Pit

In-Pit results are presented undiluted within Whittle-optimized pit shells. The estimate includes 60 gold-bearing zones and a remaining envelope containing isolated gold intercepts. A minimum true thickness of 3.0 m. was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. A fixed density of 2.73 g/cm3 was used in mineralized zones and in the envelope. Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel sample sections falling within the mineralized zone envelopes (composite = 1.0 meters). Underground indicated category is defined by the combination of blocks within a maximum distance of 15m from existing stopes and blocks for which the average distance to drill hole composites is less than 45m.

Whittle parameters used:

Mining cost = US$2.40 / tonne

Milling cost = US$13.46 / tonne

General & Administrative cost = US$4.18 / tonne

Transportation cost = US$0.25 / tonne

Gold Price = US$1,445

Mining recovery = 90.9%

Milling recovery = 93.9%

Pit slope = 52 degrees.

The In-Pit mineral resource, base case, is:

Category	Ounces Au	Tonnage and Grade
Measured Resources	7,711 ounces	165,100 tonnes at 1.45 g/t
Indicated Resources	2,666,690 ounces	53,070,600 tonnes at 1.56 g/t
Inferred Resources	910,631 ounces	24,092,300 tonnes at 1.18 g/t

Table of In-Pit resources at different cut-offs:

Measured Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 0.90	124,000	1.71	6,802
	> 0.80	134,100	1.64	7,079
	> 0.70	144,700	1.58	7,335
	> 0.65	148,900	1.55	7,424
	> 0.60	153,400	1.52	7,517
	> 0.55	156,700	1.50	7,578
	> 0.50	161,600	1.47	7,658
	> 0.45	165,100	1.45	7,711
	> 0.40	169,500	1.43	7,772
	> 0.35	172,600	1.41	7,811

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 0.90	36,141,100	1.98	2,303,349
	> 0.80	39,580,300	1.88	2,397,301
	> 0.70	43,247,100	1.79	2,485,658
	> 0.65	45,156,700	1.74	2,527,119
	> 0.60	47,055,700	1.70	2,565,279
	> 0.55	49,024,800	1.65	2,601,669
	> 0.50	51,027,400	1.61	2,635,488
	> 0.45	53,070,600	1.56	2,666,690
	> 0.40	55,186,300	1.52	2,695,612
	> 0.35	57,306,100	1.48	2,721,190

Inferred Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones and Envelope	> 0.90	10,042,800	1.95	628,621
	> 0.80	11,734,700	1.79	674,741
	> 0.70	14,090,900	1.61	731,414
	> 0.65	15,414,600	1.53	760,124
	> 0.60	17,174,200	1.44	795,413
	> 0.55	19,047,600	1.36	830,035
	> 0.50	21,362,800	1.27	869,085
	> 0.45	24,092,300	1.18	910,631
	> 0.40	27,494,100	1.08	956,942
	> 0.35	31,877,700	0.99	1,009,644

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Underground

For the underground mineral resource estimate, a 2.0 g/t cut-off and a minimum true thickness of 3 meters were used. A fixed density of 2.73 g/cm3 was used in mineralized zones and in the envelope. A minimum true thickness of 3.0 m. was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. High grade capping was done on the raw data and established at 25.0 g/t Au for diamond drill hole assays and channel samples assays. Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel sample sections falling within the mineralized zone envelopes (composite = 1.0 meters). The indicated category is defined by the combination of blocks within a maximum distance of 15m from existing stopes and blocks for which the average distance to drill hole composites is less than 45m.

The Underground mineral resource, base case, is:

Category	Ounces Au	Tonnage and Grade
Indicated Resources	314,275 ounces	3,520,700 tonnes at 2.78 g/t
Inferred Resources	532,059 ounces	5,592,400 tonnes at 2.96 g/t

Table of underground resources at different cut-offs:

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 5.0	121,800	6.10	23,882
	> 4.0	251,500	5.22	42,238
	> 3.5	430,700	4.60	63,679
	> 3.0	885,700	3.88	110,402
	> 2.5	1,837,100	3.28	193,536
	> 2.0	3,520,700	2.78	314,275
	> 1.5	6,073,600	2.34	456,603

Inferred Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones and Envelope	> 5.0	286,900	6.51	60,009
	> 4.0	597,100	5.42	104,038
	> 3.5	930,300	4.82	144,071
	> 3.0	1,925,900	3.98	246,315
	> 2.5	3,408,800	3.43	375,934
	> 2.0	5,592,400	2.96	532,059
	> 1.5	10,135,900	2.41	784,026

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Beattie Tailings

For the Beattie tailings, the resource is based on a cut-off grade of 0.45 g/t gold. Only the tailings located on dry land were considered in estimating the tailings resources. Tailing results are presented undiluted and in situ. A fixed density of 1.45 g/cm3 was used in mineralized zones and waste. High grade capping was done on the raw data and established at 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t for Zone 3 and 2.2 g/t Au for Zone 4. Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole sections falling within the mineralized zone envelopes (composite = 0.5 meter). The tailings measured and indicated categories were defined based on the drill hole spacing (measured, zones 1 and 2 = 30m x 30m grid; indicated, zone 3 = 100m x 100m grid and zone 4 = 200m x 200m grid).

The base case for the Beattie tailings is:

Category	Ounces Au	Tonnage and Grade
Measured Resources	1,295 ounces	19,600 tonnes at 2.06 g/t
Indicated Resources	123,200 ounces	4,105,000 tonnes at 0.93 g/t

Beattie tailings resource estimation:

Measured Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
Zones 1 and 2	> 0.90	16,000	2.36	1,215
	> 0.80	16,800	2.28	1,233
	> 0.70	18,000	2.18	1,262
	> 0.65	18,600	2.13	1,277
	> 0.60	19,000	2.10	1,284
	> 0.55	19,400	2.07	1,293
	> 0.50	19,400	2.07	1,290
	> 0.45	19,600	2.06	1,295
	> 0.40	19,900	2.03	1,297
	> 0.35	20,000	2.02	1,299

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
Zones 3 and 4	> 0.90	2,424,500	1.01	79,036
	> 0.80	3,489,000	0.96	108,111
	> 0.70	4,053,900	0.94	122,102
	> 0.65	4,094,900	0.93	122,994
	> 0.60	4,104,400	0.93	123,189
	> 0.55	4,104,700	0.93	123,195
	> 0.50	4,104,800	0.93	123,196
	> 0.45	4,105,000	0.93	123,200
	> 0.40	4,105,200	0.93	123,203
	> 0.35	4,105,400	0.93	123,206

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Current and Anticipated Work

In January 2013, the Company received the results of a positive Preliminary Economic Assessment Study (“PEA”) on the project as prepared by InnovExplo. Based on the positive PEA, the Company is progressing to the next phase which is a Pre-Feasibility Study. Additional definition drilling was conducted during fiscal 2013 and into fiscal 2014, a portion of which was included in the updated mineral resource estimate released in June 2013. The Pre-Feasibility Study will incorporate the remainder of the current drill results as well as the updated pilot plant tests received from SGS Minerals in September 2013.

The Pre-Feasibility Study commenced in March 2013, and is expected to be complete at the end of the first quarter of calendar 2014.

Hunter Mine Property

Quebec, Canada

Copper/Silver Exploration

The Hunter Mine Property is a former copper/silver producer, totaling 942.2 acres, located just north of the Beattie/Donchester mine properties. The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009 and September 14, 2012) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project" description.

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

Geophysical work, consisting of IP surveys, was carried out on the Hunter property in the 2012 and 2013 calendar years.

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

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered, with the best intersection being 24.5 meters averaging 0.78% copper and 0.37% nickel (from 55.5 meters to 80.0 meters).

No work was conducted on the Cat Lake property in fiscal 2012 or 2013.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended June 30, 2013, 2012 and 2011 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

The Company is currently primarily engaged in the exploration of mineral properties. The Company's principal project is the Duparquet Project in Quebec, Canada

On September  20, 2006, the Company signed an option agreement (subsequently amended on May 14, 2007 and June 11, 2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne.  The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton was to receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction was subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property, raising financing, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange. Xmet was unable to meet the transaction conditions. In April 2013, Xmet announced that it would not be proceeding with the acquisition of the Duquesne property. Therefore, the Company retains its 100% interest in the property, subject to the 2.5% NSR held by a third party.

The Company has a option to acquire a 100% interest in the Beattie, Donchester and Dumico properties under three mineral property option agreements dated May 1, 2008 (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively, with similar terms. Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. To earn its interest in each of the optionor companies which own the Beattie-Donchester-Dumico gold properties, pursuant to the October 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010, to earn a 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. Once the final payment is made, the Company will have a 100% interest in each of the optionor companies with no NSR. In September 2012, the Company and the optionors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the optionor companies, the Company must pay $2 million (paid) and issue 250,000 common shares on December 1, 2012 (to be issued upon optionors’ instructions); an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017.  There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance. The optionors have retained a 2% NSR for the duration of the option period, but the NSR would be eliminated upon the Company acquiring 100% interest in each of the vendor companies.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totaling 293 hectares located in Duparquet Township, Quebec.

To fund exploration expenses and the above efforts, the Company has issued equity in public and private placements of equity, stock-for-property arrangements, and the exercise of stock options and warrants. As of June 30, 2013, the Company had working capital of $5,517,009. The Company believes it has sufficient funds to undertake its planned operations and exploration projects through Fiscal 2014.  However, if the Company decides to proceed with the acquisition of the remaining 90% interest in the private optionor companies which own the Beattie, Donchester and Dumico properties, the Company will be required to pay the vendors $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. Clifton will need to raise additional funds beginning with the $10 million payment due December 1, 2014. The Company is of the opinion that it has the right to access a loan of $22,500,000 from Osisko for the required payments to acquire the optionors of the properties. Discussions between the Company and Osisko have been taking place, but no funds have been advanced by Osisko.

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

Table No. 3 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds/ Deemed Value

2013	Flow-through Private Placement	2,760,000	$1.25	$ 3,450,000

2012	None	N/A	N/A	N/A

2011	Flow-through Private Placement	182,000	$ 5.50	$ 1,001,000
	Exercise of Options	368,500	Various	946,098
	Exercise of Agent's Options	579,584	Various	1,211,531
	Exercise of Warrants	5,770,108	Various	14,033,638

2010	Exercise of Options	1,544,000	Various	$ 3,896,900
	Exercise of Agent's Options	184,054	Various	397,695
	Exercise of Warrants	3,199,308	Various	7,770,875
	Acquisition of NSR	10,000	$ 5.74	57,400

2009	Flow-through Private Placement	284,998	$ 2.20	$ 626,995
	Flow-through Private Placement	1,082,248	2.31	2,499,993
	Flow-through Private Placement	100,000	2.45	245,000
	Flow-through Private Placement	499,995	3.00	1,499,985
	Private Placement	2,057,605	2.43	4,999,980
	Flow-through Private Placement	1,324,304	1.25	1,655,380
	Private Placement	731,705	2.05	1,499,995
	Finder’s Fees	304,042	Various	787,155
	Exercise of Options	77,500	Various	64,250

Results of Operations

Fiscal 2013 ended June 30, 2013 vs. Fiscal 2012 ended June 30, 2012

The net loss and comprehensive loss for the year ended June 30, 2013, was $3,869,453, or $(0.10) per share, compared to the net loss and comprehensive loss of $2,244,155, or $(0.06) per share, for the year ended June 30, 2012. The higher next loss in the current year was largely due to differences in deferred income taxes and settlement of litigation. Loss from Operations was $3,400,743 in fiscal 2013 compared to $3,123,738, which was partially due to a significant decrease in share-based payments from $1,222,953 in 2012 to $977,411, a decrease of $245,542. The number of stock options granted in 2013 was 1,175,000 compared to 1,510,000 for the same period in 2012, a decrease of 335,000 stock options. In addition, the stock price and the strike price have decreased significantly in 2013, which resulted in additional reduction of the compensation expense using the graded-vesting accounting method.

In addition to the significant decrease in share-based payments, the Company also realized significant changes in the following operating expenditures:

•

Wages & benefits of $768,890 (2012 - $310,863) increased by $458,027, compared to the same period in 2012, primarily as a result of the hiring of a new Chief Executive Officer, a new Chief Financial Officer, a new Vice President Exploration and a new administrative assistant that are now on the payroll of the Company. In previous years, all of management were on a contract basis.

•

Director fees of $156,000 (2012 - $246,750) decreased by $90,750, primarily explained by the appointment of a new management team and the non-recurrent expenses related to the Cease Trade Order issued by the B.C. Securities Commission and to the reorganization costs in the same period in 2012.

•

Consulting fees of $165,269 (2012 - $338,182) decreased by $172,913 compared to the same period in 2012 primarily explained by the renegotiation of Mr. Miller’s contract and the replacement of the former consultant Chief Financial Officer (“CFO”) by a new CFO, who is on the payroll of the Company.

•

Professional fees of $511,105 (2012 - $581,276) decreased by $70,171. The decrease is mainly explained by less legal activities related to the Cease Trade Order issued by the B.C. Securities Commission in the same period in 2012. The decrease was partially offset by the statement of claim against the Company and two former directors as described in the contingency section, the amended agreements with the optionors of the Beattie, Donchester and Dumico properties, the sales agreement related to the Duquesne Property and the closing of a Brokered Flow-Through Private Placement.

•

Investor relations of $246,875 (2012 - $111,436) increased by $135,439, mainly explained by the need to inform all investors of the Company following the new agreements with the optionors of the Beattie, Donchester and Dumico properties, the new agreement related to the NSR on the Duquesne property, the agreement to sell the Duquesne property, the results of the drilling campaign, the closing of the Brokered Flow-Through Private Placement and the status of the PEA. The increase is also explained by the low level of expenses incurred during the same period in 2012 as the Company was under a Cease Trade Order.

•

Filing and transfer agent fees of $27,731 (2012 – $3,145) increased by $24,586 compared to the year ended June 30, 2012, mainly due to the closing of a Brokered Flow-Through Private Placement.

•

Travel and telephone of $56,617 (2012 - $141,804) decreased by $85,187. The decrease is mainly explained by the relocation of the executive office to Quebec and the appointment of a new management team.

•

Office and miscellaneous of $89,305 (2012 - $104,688) decreased by $15,383 compared to the year ended June 30, 2012, mainly due to some non-recurring costs.

•

Settlement of litigation of $350,000 (2012 - $NIL) increased by $350,000 compared to the same period in 2012 which was due to the settlement of a statement of claim brought by two former directors.

Interest income for the year ended June 30, 2013 was $103,617 compared to $200,583 for the prior fiscal year, a decrease of $96,966. The reduction is a direct result of decreased cash balances and short-term investments during the fiscal 2013.

The Company recorded deferred tax expense in the amount of $572,327 compared to a deferred tax recovery of $679,000 for the fiscal year ended June 30, 2012. The current year deferred mining duties tax provision was established under the assumption that the exploration and evaluation assets will be recovered through future production, not through the sale of the related assets as was the case in prior years. This change in assumption resulted in an increase of the deferred mining duties tax liability of $768,000.

Net loss and comprehensive loss for the year ended June 30, 2013, was $3,869,453, or $(0.10) per share, compared to the net loss and comprehensive loss of $2,244,155, or $(0.06) per share, for the year ended June 30, 2012. The weighted average number of common shares outstanding used in the calculation of loss per share was 37,393,568 in fiscal 2013 compared to 35,654,390 in fiscal 2012.

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

Loss from operations decreased to $3,123,738 in fiscal 2012 from $5,220,364 in fiscal 2011. Large changes in expenses occurred in:

•

Consulting fees, which declined to $338,182 from $415,072. Until January 2012, the Company's CFO was compensated as a consultant. Also, Harry Miller's management contract was amended in February 2011with a reduction of the annual fee. The lower costs due to these changes were partially offset by costs related to the changes in the Company's internal control processes, including a new accounting system, and work related to production of a claim for Quebec sales tax.

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

•

Travel and Telephone expenses fell to $141,804 from $160,335 as management reduced its travel in fiscal 2012.

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

Net loss and Comprehensive Loss for fiscal 2012 was $2,244,155, or $0.06 per common share, compared to the Loss and Comprehensive Loss of $4,765,837, or $0.14 per share, in fiscal 2011. The weighted average number of shares used in the calculation of the loss per share was 35,654,390 in fiscal 2012 compared to 33,454,231 in fiscal 2011.

Liquidity and Capital Resources

The Company's working capital position at June 30, 2013 was $5,517,009, including cash of $3,443,288 and refundable tax credits and mining duties of $3,252,301. Management anticipates the Company's working capital position is sufficient to meet its planned property exploration and required property acquisition expenditures, as well as its anticipated general and administrative expenses for fiscal 2014 ended June 30, 2014. However, the Company will likely require additional funding to meet its anticipated expenditures beginning in the second quarter of fiscal 2015. The Company may raise additional funds through the sale of equity as funding opportunities become available.

Fiscal 2013 Ended June 30, 2013

The Company's working capital position at June 30, 2013 was $5,517,009, including cash of $3,443,288 and refundable tax credits and mining duties of $3,252,301. During the fiscal year, Operating Activities used cash of $1,411,284, including the net loss for the year of $3,869,453. Items not affected by cash include amortization of $9,994, share-based payments of $977,411, deferred income tax expense of $572,327, and refundable tax credits received of $230,144. Changes in non-cash working capital items include a decrease in receivables of $201,966, a decrease in prepaids of $9,568, and an increase in accounts payable and accrued liabilities of $456,759.

Financing Activities provided cash of $3,223,755, which included $3,450,000 in cash provided by shares issued for cash, and $226,245 of cash used by issuance costs paid. Investing Activities used cash of $5,474,815. Additions to property and equipment used cash of $367, decrease in short-term investments provided cash of $4,360,000, and additions to exploration and evaluation assets used cash of $9,834,448.

Cash totaled $3,443,288 at June 30, 2013 compared to cash of $7,105,632 at June 30, 2012, a decrease of $3,662,344 during the year.

Fiscal 2012 Ended June 30, 2012

The Company's working capital position at June 30, 2012 was $13,397,588, including cash of $7,105,632, short-term investments of $4,360,000, and refundable tax credits and mining duties of $2,128,675. During the fiscal year, Operating Activities used cash of $1,565,661, including the net loss for the year of $2,244,155. Items not affected by cash include amortization of $8,302, share-based payments of $1,222,953, and deferred tax recovery of $679,000. Changes in non-cash working capital items included an increase in receivables of $315,396, a decrease in prepaids of $37,191, and an increase in accounts payable and accrued liabilities of $404,444.

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

Cash Flows from Financing Activities provided cash of $17,192,267, with the entire amount from shares issued for cash, net of issue costs. Investing Activities used cash of $9,691,190, which included an increase in short-term investments of $4,350,000 and additions to exploration and evaluation assets, net of recovered costs, of $5,341,190.

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

SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued and outstanding as of June 30, 2013. The Company has consistently applied the same accounting policies to all periods presented in the consolidated financial statements.

Basis of Consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained and will be de-consolidate from the date that control ceases.

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

The most significant accounts that require estimates as the basis for determining the stated amounts include mineral properties, share-based compensation, and income taxes and mining duties.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of resources to reserves for mineral deposits with similar characteristics to its own properties, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues, and local support for the project.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

Income taxes and mining duties

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

Short-term investments

Short-term investments consist mainly of cashable Guaranteed Investment Certificates (“GIC’s”) with original terms to maturity greater than three months.

Refundable tax credits and mining duties and non-refundable tax credits

The Company is entitled to a refundable tax credit of 35% on qualified exploration expenditures incurred in the province of Quebec. The Company is also entitled to a refund of mining duties of the lesser of 16% on 50% of qualified mining exploration expenses during the period, net of the refundable tax credit. The company is also entitled to a federal non-refundable tax credit of 10% on qualified exploration expenditures incurred, net of the refundable tax credit.

The provincial and federal credits are recorded against exploration and evaluation assets based on management’s best estimates once the necessary information is available and management believes that the amounts are collectible or will benefit in the future. The non-refundable tax credit is classified as long term asset while the mining duties credit is recorded in deferred tax liability.

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

Exploration and evaluation assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

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

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of loss and comprehensive loss to the extent that the carrying amount exceeds the recoverable amount.

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

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its projects.

Restoration and provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate, and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets. Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset, and amortized into income on a systematic basis over the expected useful life of the asset. At June 30, 2013, no restoration provision has been recognized.

Current and deferred taxes

Taxes, comprising both income and mining taxes accounted for as income taxes are recognized in the consolidated statements of loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive loss or equity. Taxes on income are recorded using the tax rate that would be applicable to expected annual income.

The current income tax charge is based on taxable income for the period. Taxable income differs from net income as reported in the consolidated statement of loss and comprehensive loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are not taxable or deductible.

Deferred tax is recognized on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases used in computing taxable profit. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets also result from unused loss carried forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the accumulated deficit.

Share capital

The Company records in share capital proceeds from share issuances, net of issue costs and any tax effects. The fair value of common shares issued as consideration for mineral properties is based on the trading price of those shares on the TSX Venture Exchange on the date of the agreement to issue shares as determined by the Board of Directors. Stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants according to their relative fair value using the residual method to determine the value of warrants issued.

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Under this method, the weighted-average number of common shares used to calculate the dilutive effect in the consolidated statement of loss and comprehensive loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period. In periods where a net loss is incurred, basic and diluted loss per share is the same, as the effect of outstanding stock options and warrants would be anti-dilutive.

Flow-through shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium, if any, paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company recognizes a deferred tax liability with a corresponding charge in the consolidated statements of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

Financial instruments

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Cash, short-term investments, receivables and mining tax credit have been classified under this category.

Available-for-sale

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in fair value are recognized in other comprehensive income (loss) and classified as a component of equity. When the financial assets are sold or an impairment write-down is required, the accumulated fair value adjustments in other comprehensive income are included in the consolidated statements of loss and are included in other gains or losses. The Company does not have financial assets classified under this category.

Financial liabilities - The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transactions costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the consolidated statements of loss over the period to maturity using the effective interest method. Borrowings and other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities have been classified under this category.

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

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net loss.

Future changes in accounting policies

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after July 1, 2015.

IFRS 10 Consolidated financial statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of this standard will have an impact on its financial statements and will adopt the standard for the accounting period beginning on July 1, 2013.

IFRS 11 Joint arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The Company does not expect the adoption of this standard will have an impact on its financial statements and will adopt the standard for the accounting period beginning on July 1, 2013.

IFRS 12 Disclosures of interests in other entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company does not expect the adoption of this standard will have an impact on its financial statements and will adopt the standard for the accounting period beginning on July 1, 2013.

IFRS 13 Fair value measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The Company does not expect the adoption of this standard will have a material impact on its financial statements and will adopt the standard for the accounting period beginning on July 1, 2013.

IFRIC 20 Stripping costs in the production phase of a surface mine

In IFRIC 20, the IFRS Interpretations Committee sets out principles for the recognition of production stripping costs in the balance sheet. The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods and sets out criteria for capitalizing such costs. While the Company is not yet in the production phase, the Company will assess the future impact of this interpretation.

IAS 1 Presentation of financial statements

IAS 1 was amended to change the grouping of items presented in other comprehensive income (“OCI”). Items that would be reclassified to profit or loss at a future point in time will be presented separately from items that will never be reclassified. The amendments do not change the nature of the items that are currently recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit or loss in future periods. The Company does not expect the adoption of this standard will have a material impact on its financial statements and will adopt the standard for the annual period beginning on July 1, 2013.

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

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

Table No. 4 Contractual Obligations As of June 30, 2013

Payments due by period

	Total	Less than 1 year	1 – 3 years	3 – 5 Years	More than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations (1)	$ 36,305	$ 27,176	$ 9,129	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

(1) The Operating Lease Obligations includes a lease on the Company's corporate offices and leases on two vehicles.

The Company also has an agreement in place to acquire the remaining 90% interest in the private companies that own the Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated September 14, 2012. To earn the remaining 90% interest in the optionees, the Company must pay $2 million (paid) and issue 250,000 common shares (to be issued) on December 1, 2012; an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. The Company is not contractually obligated to make any or all of these payments if it does not wish to acquire the remaining interest in the properties.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of September 15, 2013 that will require significant future cash outlays.

5.G.  Safe Harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 5 Directors and Senior Management August 31, 2013

Name	Positions	Age	Date First Elected or Appointed
Michel F. Bouchard (4)(5)	President, CEO and Director	59	November 2011
Louis Dufour (5)	Chief Financial Officer	57	January 2012
Louis Martin (5)	Vice-President, Exploration	52	December 2011
Ross Glanville (1)(2)(4)(6)	Chairman and Director	66	January 2010
Peter Gundy (1)(2)(3)(7)	Director	74	May 2010
Yves Harvey (1)(3)(4)(7)	Director	63	December 2012
Harry Miller (7)	Corporate Secretary	78	July 2007
Philip Nolan (2)(3)(7)	Director	51	August 2008

(1)  Member of Audit Committee

(2)  Member of Corporate Governance and Nominating Committee

(3)  Member of Compensation Committee

(4)  Member of the Technical, Environmental, Health and Safety Committee

(5)  He spends 100% of his time on the affairs of the Company

(6)  He spends about 33% of his time on the affairs of the Company

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

Louis Dufour, CPA, CA, was named Chief Financial Officer of the Company on January 23, 2012. Mr. Dufour is a Chartered Accountant with thirty three years of experience. He began his career at KPMG before becoming controller of Kenworth of Canada. Since 2008, he served as Vice-President, Finance and CFO of Dualam Plastics Inc., a company specializing in the design, fabrication and installation of plastic and fiberglass tanks and piping until its acquisition by ZCL Composites, a public company traded on the TSX. After the completion of the acquisition by ZCL, Mr. Dufour served as Director of Operations of ZCL Dualam Inc., where he was interim manager of all business activities of the Dualam Group, and integrated the administration, marketing and operational processes of Dualam with ZCL.

Louis Martin was named Vice President, Exploration on December 19, 2011. Mr. Martin is a professional geologist with a Bachelor of Science, Geology degree from Concordia University and a Pure and Applied Science degree from Vanier College. Mr. Martin has over 28 years of professional experience, and has worked in numerous exploration camps in Ontario and Quebec. He was part of two different exploration teams that received the Quebec Prospectors Association "Discovery of the Year" award, including in 1989 for the Louvicourt deposit and in 2005 for the West Ansil deposit. He has worked for Falconbridge, Noranda, Goldcorp, Teck and Aur Resources. From 2002 to 2011, he served as senior geologist for Xstrata Copper, where he was responsible for target generation and compilation, including construction of 3D models for the Noranda and Timmins camps, as well as porphyry projects across Canada. He is a current member of the Quebec Mineral Exploration Association, the Ontario Prospectors Association, the Prospectors and Developers Association of Canada, the Professional Geoscientists of Ontario and the Order of Geologists of Quebec.

Ross Glanville, Director and Chairman of the Company, has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of Silvercrest Mines, a precious metals producer listed on the TSX Venture Exchange and the NYSE MKT; Baja Mining, a mineral development company listed on the TSX Exchange; and Archon Minerals Limited, a mineral exploration company listed on the TSX Venture Exchange. Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA).  Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Peter Gundy, Director of the Company, was the founder and former President, CEO and Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company. He served as President and Chief Executive Officer from 1992 to 2006 and resigned as Chairman in 2008. He is currently a Director of Verde Potash PLC and Riverstone Resources Inc. (both TSX-V listed companies) and Banro Corporation (listed on the TSX and AMEX). Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors.  He is currently a director and co-owner of Veritprop Ltd. in Toronto.

Yves Harvey, Ph.D. Director of the Company,  was from 1991 to 2006, the former President and Executive Director of SOQUEM, the Quebec Provincial Mining Company. He formerly served as Executive Director of COREM, a mineral industry research laboratory which is a collaborative industry/government consortium. He currently serves as a director and a member of the Compensation Committee of Stornoway Diamond Corporation, a diamond exploration company listed on the TSX Exchange. Mr. Harvey received his Ph.D. in economic geology from Universite Laval, Quebec, in 1984 and received a masters degree in geological engineering from Ecole Polytechnique, Montreal in 1975. He is a member of the Ordre des Ingenieurs du Quebec (retired status), the Association des Prospecteurs du Quebec, the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). In 1994, he received the Past President’s Memorial Medal from CIM in recognition of his contributions to the Canadian mining industry. In 1995, CIM awarded him Quebec’s District Medal and in 1996, the District #2 Medal. He received the CIM Distinguished Service Medal in 2001.

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

The Directors have served in their respective capacities since their election and/or appointment, and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

The Board has adopted a written Code of Business Ethics to promote a culture of ethical business conduct, and relies upon the selection of persons to act as directors, officers and employees who they consider to meet the highest ethical standards.

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

The annual retainer fees were set as follows:

Lead Director	$15,000
Chair-Audit Committee	$12,000
Chair-Compensation Committee	$ 5,000
Chair-Governance and Nominating Committee	$ 5,000
Chair-Technical, Safety, Environmental, Health and Safety Committee	$ 5,000

Members participating in either Board or Committee meetings are entitled to participation or attendance fees in the amount of $1,000 per meeting, or, if the Company requires an individual’s presence in person for a specific meeting and that plane travel is required by the individual to attend the meeting, then the attendance fee will be increased by $1,500.

For Fiscal 2011 and 2012, the Board of Directors voted special fees to Directors due to the reconstruction of the Company’s management and the additional work required of the members of the Board.

No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2013, 2012, and 2011, ended June 30, for each Director.

Table No. 6
Director Compensation
Name	Fiscal Year	Fees Earned	Option-based Awards(1)		All Other Compensation		Total
Peter Gundy	2013 2012 2011	$33,500 61,000 17,508		$22,399 67,781 1,061,904	$	- - -	$55,899 128,781 1,079,412
Philip Nolan	2013 2012 2011	$34,000 61,500 23,808		$22,399 327,161 374,167	$	- - -	$56,399 388,661 397,975
Ross Glanville	2013 2012 2011	$67,000 98,750 31,391		$27,999 87,144 530,952	$	- -	$94,999 185,894 562,343
Yves Harvey	2013	$21,500		$44,799		$-	$66,299
Frederick T. Archibald (2)	2012 2011	$10,000 16,450	$	- -		$96,818 105,784	$106,818 122,234
Nick Segounis (3)	2012 2011	$15,500 15,950		$83,376 824,225	$	- -	$98,876 840,175

1.     Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of 1.21% (2012 - 1.47%; 2011 - 1.60%), expected average life of 5.0 years (2012 - 4.54 years; 2011 - 3.26 years), expected volatility of 79.47%  (2012 - 84.19%; 2011 - 95.50%) and expected dividend yield of 0%  (2012 - 0%; 2011 - 0%).

2. Geological fees of $96,818 (2011 - $105,784) were paid to Mr. Archibald for exploration activities on the Corporation’s properties. Mr. Archibald resigned as a Director in October 2011.
3. Mr. Segounis did not stand for re-election at the 2011 Annual General Meeting of Shareholders, and ceased to be a director effective December 5, 2011.

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2013.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Peter Gundy	175,000 100,000	$ 1.40 0.85	April 25, 2017 April 15, 2018

Philip Nolan	200,000 175,000 100,000	$ 2.50 1.40 0.85	June 20, 2016 April 25, 2017 April 15, 2018

Ross Glanville	225,000 125,000	$ 1.40 0.85	April 25, 2017 April 15, 2018

Yves Harvey	200,000	$ 0.85	April 15, 2018

Closing price of the common shares of the Company on the Exchange as of June 28, 2013 was $0.24.

Senior Management Compensation

The following table details compensation paid/accrued for Fiscal 2013, 2012 and 2011, ended June 30th, for the Senior Management.

Table No. 7
Senior Management Compensation
Name and principal position	Fiscal Year	Salary		Share-based awards	Option-based awards(1)		Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
							Annual incentive plans	Long-term incentive plans
Michel Bouchard, President and CEO	2013 2012		$420,000 196,154	Nil Nil		$44,799 569,301	Nil Nil	Nil Nil	Nil Nil	$11,000 (2) Nil	$475,799 765,455
Harry Miller, Corporate Sec. Former President/CEO (2)	2013 2012 2011	$	Nil Nil Nil	Nil Nil Nil	$	Nil Nil 1,061,904	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$146,224 195,414 270,080 (3)(4)	$146,224 195,414 1,331,984
Louis Dufour, CFO	2013 2012		$162,000 59,711	Nil Nil		$65,511 27,112	Nil Nil	Nil Nil	Nil Nil	$5,000 (2) Nil	$256,115 86,823
Louis Martin, Vice-President	2013 2012		$168,000 75,385	Nil Nil		$65,511 38,732	Nil Nil	Nil Nil	Nil Nil	$5.000 (2) Nil	$238,511 114,117
Ian Beardmore, Former CFO (5)	2012 2011	$	Nil Nil	Nil Nil	$	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$88,848 (6) 114,635 (6)	$88,848 114,635

(1)   Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of 1.31% (2012 - 1.47%; 2011 - 1.60%), expected average life of 5.0 years (2012 - 4.54 years; 2011 - 3.26 years), expected volatility of 86.25%  (2012 - 84.19%; 2011 - 95.50%) and expected dividend yield of 0%  (2012 - 0%; 2011 - 0%). The stock options granted to Michel Bouchard used the following assumptions: risk free interest rate of 1.21%(2012 - 1.32%), expected average life of 5 years (2012 - 4.41 years), expected volatility of 79.47% (2012 - 84.77%), and expected dividend yield of 0% (2012 - 0%).

(2) “Other Compensation” for Mr. Bouchard, Mr. Dufour, and Mr. Martin is for contributions to each person’s Registered Retirement Savings Plan (RRSP).
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
(6) These amounts were paid to Mr. Beardmore as consulting fees.

The table below sets forth, for each Named Executive Officers, information regarding option-based awards outstanding as at June 30, 2013.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Michel Bouchard, President and CEO	435,000 315,000 200,000	$ 2.03 1.40 0.85	March 9, 2017 April 25, 2017 April 15, 2018

Louis Dufour, Chief Financial Officer	70,000 85,000	$ 1.40 1.14	April 25, 2017 September 14, 2017

Louis Martin, Vice-President, Exploration	100,000 85,000	$ 1.40 1.14	April 25, 2017 September 14, 2017

Harry Miller, Corporate Secretary,	Nil	Nil	Nil

Closing price of the common shares of the Company on the Exchange as of June 28, 2013 was $0.24.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2013 ended June 30, 2013, the most recently completed fiscal year; there were 4,720,000 stock options outstanding. During Fiscal 2013, 1,175,000 stock options were granted to Senior Management, Directors, and employees/consultants. During Fiscal 2013, no stock options were exercised; 2,960,000 stock options were cancelled and/or expired; and none were re-priced. The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter. During Fiscal 2013, no SARs (stock appreciation rights) were granted.

Table No. 8
Stock Option Grants
Fiscal 2013 Ended June 30, 2013

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Senior Management and Directors
Michel Bouchard	200,000	$ 0.85	April 15, 2013	April 15, 2018
Louis Dufour	85,000	$ 1.14	September 14, 2012	September 14, 2017
Louis Martin	85,000	$ 1.14	September 14, 2012	September 14, 2017
Ross Glanville	125,000	$ 0.85	April 15, 2013	April 15, 2018
Peter Gundy	100,000	$ 0.85	April 15, 2013	April 15, 2018
Yves Harvey	200,000	$ 0.85	April 15, 2013	April 15, 2018
Philip Nolan	100,000	$ 0.85	April 15, 2013	April 15, 2018
Employees and Consultants	280,000	$ 1.14	September 14, 2012	September 14, 2017
TOTAL	1,175,000

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8/9 for information about stock options.

Change of Control Remuneration.  Other than described below in “Written Management Agreements” regarding the Employment Agreements with Michel Bouchard, Louis Martin and Louis Dufour, and the Senior Advisor Agreement with Harry Miller, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2014 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company has discretionary bonus clauses in the management contracts currently in effect with Michel Bouchard, Louis Dufour and Louis Martin as detailed in “Written Management Agreements” below.

Pension/Retirement Benefits.  Under the written management agreements with Michel Bouchard, Louis Martin and Louis Dufour, the Company provides funds for each person’s Registered Retirement Savings Plan (RRSP) annually. For Michel Bouchard, the Company makes a contribution of $11,000. For Louis Martin and Louis Dufour, the Company contributes $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP.

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

Written Management Agreements.

As of September 15, 2013, the Company has written management agreements in effect with Michel Bouchard, Louis Martin, Louis Dufour, and Harry Miller.

Michel Bouchard Employment Agreement

Michel Bouchard was appointed President and Chief Executive Officer of Clifton Star effective November 7, 2011. Under the terms of his employment agreement, he will receive an annual base salary of $300,000 for a term expiring on November 6, 2013. He also receives $11,000 annually as a contribution to his Registered Retirement Savings Plan, and a yearly bonus of up to 30% of his base salary by reaching objectives and goals to be determined by the Board. Should Mr. Bouchard’s office be terminated for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Bouchard’s employment agreement as of the date of termination. In the event Mr. Bouchard’s office is terminated by the Corporation without cause, or by Mr. Bouchard for a good reason, the Corporation shall have the obligation to pay the amount still owing under the term of the employment agreement if the termination occurs in the first twelve months of the employment agreement or by paying twelve months base salary if the termination occurs thereafter. Should Mr. Bouchard’s office be terminated as a result of a change of control, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

Louis Dufour Employment Agreement

Louis Dufour and the Company entered into an Employment Agreement effective January 23, 2012, for Mr. Dufour to serve as Chief Financial Officer. Under the terms of his employment agreement, he will receive an annual salary of $135,000 plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined by the President of the Company. The Corporation will also contribute $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Dufour’s office be terminated as a result of a change of control, he shall be entitled to one years' annual base salary.

Louis Martin Employment Agreement

Louis Martin and the Company entered into an Employment Agreement dated December 19, 2011 for Mr. Martin to serve as Vice President Exploration. Under the terms of his employment agreement, he will receive an annual base salary of $140,000, plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined with his superior. The Corporation will also contribute $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Martin be terminated by the Corporation for a cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Martin’s employment agreement as of the date of termination. In the event of Mr. Martin's employment being terminated by the Corporation without cause, Mr. Martin shall be entitled to receive a lump sum equal to 11 months of salary if terminated within the first 18 months of service; a lump sum equal to 3 months per year of service if terminated after 18 months of service; and any portion of the salary and accrued vacation pay, if any, that is accrued to the date of termination but not yet paid.

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

The offices of Mr. Miller as President and Chief Executive Officer of the Corporation were terminated on November 6, 2011. Mr. Miller also resigned as a director of the Corporation. Pursuant to a new agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011, resulting in Mr. Miller continuing to act on behalf of the Corporation as Secretary and Senior Advisor. Mr. Miller will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013. Considering the continuity of services of Mr. Miller with the Corporation, no termination benefits have been paid to him following this change of position. The Corporation may terminate the Senior Advisor Agreement at any time without cause upon written notice to Mr. Miller by paying the portion of the annual retainer then accrued and an amount equal to the annual retainer that would have otherwise been payable to Mr. Miller for the duration of the Senior Advisor Agreement. In the event of a change of control of the Corporation, Mr. Miller will be entitled to terminate the Senior Advisor Agreement upon written notice to the Corporation. Following such occurrence, Mr. Miller shall be entitled to the payment of an amount equal to the amount, if any, of any reimbursable expenses then accrued in addition to an amount of $500,000.

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

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Senior Management representatives are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2013, the Board of Directors held five regularly scheduled meeting. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholders; and all of the current directors attended the December 2012 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted September 1, 2006. The current members of the Audit Committee are: Ross Glanville (Chairman - not independent) and Peter Gundy and Yves Harvey (both independent).  The Audit Committee met quarterly during Fiscal 2013.

The Company does not have a designated “audit committee financial expert” serving on its Audit Committee. The Company’s Audit Committee consists of two not independent directors and one independent director, all of whom are both financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with an “official” financial expert.

The Company has a Nominating and Corporate Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Chief Financial Officer, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Corporate Governance Committee are Philip Nolan (Chairman), Peter Gundy, and Yves Harvey.

The Company has a Compensation Committee that evaluates the adequacy of compensation of the directors and executive officers. After sufficient review and analysis, the Compensation Committee recommends the remuneration of the directors and executive officers to the Board for approval. The current members of the Compensation Committee are Philip Nolan (Chairman), Peter Gundy, and Yves Harvey.

During fiscal 2013, the Company established the Technical, Environmental, Health and Safety Committee. The current members of the committee are Yves Harvey (Chairman), Michel Bouchard, and Ross Glanville.

6.C.5.  Code of Ethics

The Board has adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2013, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of August 31, 2013, the Company had eleven employees other than its Senior Management. Ten of these employees are directly engaged in duties at the Company's mineral exploration properties, including geologists, geological technicians, and a night watchman. One of the employees is located at the Company’s head office for corporate administration. None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 9 Shareholdings of Directors and Senior Management June 30, 2013

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michel Bouchard (1)	861,650	2.20%
Common	Harry Miller	1,211,200	3.15%
Common	Louis Dufour (2)	95,000	0.24%
Common	Louis Martin (3)	147,500	0.38%
Common	Ross Glanville (4)	240,000	0.62%
Common	Peter Gundy (5)	181,250	0.46%
Common	Yves Harvey (6)	66,000	0.17%
Common	Philip Nolan (7)	1,102,850	2.84%
	Directors and Senior Management Total	3,905,450	9.73%

(1)			721,250 of these shares represent vested stock options. An additional 228,750 stock options have been granted but not yet vested.
(2)			95,000 of these shares represent vested stock options. An additional 60,000 stock options have been granted but not yet vested.
(3)			117,500 of these shares represent vested stock options. An additional 67,500 stock options have been granted but not yet vested.
(4)			200,000 of these shares represent vested stock options. An additional 150,000 stock options have been granted but not yet vested.
(5)			156,250 of these shares represent vested stock options. An additional 118,750 stock options have been granted but not yet vested.
(6)			50,000 of these shares represent vested stock options. An additional 150,000 stock options have been granted but not yet vested.
(7)

673,500 of these common shares are owned indirectly through 3342913 Canada Inc.,

       a private company controlled by Philip Nolan.

10,000 of these common shares are owned in the name of Vincenca La Greca, the wife of Philip Nolan

356,250 of these shares represent vested stock options. An additional 118,750 stock options have been granted but not yet vested.

# Based on 38,414,390 common shares outstanding at July 30, 2013, and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 10 Stock Options Outstanding June 30, 2012

Name	Number of Options Held	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors/Former Directors
Michel Bouchard	435,000 315,000 200,000	$ 2.03 1.40 0.85	March 9, 2012 April 25, 2012 April 15, 2013	March 9, 2017 April 25, 2017 April 15, 2018
Louis Dufour	70,000 85,000	$ 1.40 1.14	April 25, 2012 September 14, 2012	April 25, 2017 September 14, 2017
Louis Martin	100,000 85,000	$ 1.40 1.14	April 25, 2012 September 14, 2012	April 25, 2017 September 14, 2017
Harry Miller	Nil	Nil	Nil	Nil
Ross Glanville	225,000 125,000	$ 1.40 0.85	April 25, 2012 April 15, 2013	April 25, 2012 April 15, 2018
Peter Gundy	175,000 100,000	$ 1.40 0.85	April 25, 2012 April 15, 2013	April 25, 2017 April 15, 2018
Yves Harvey	200,000	$ 0.85	April 15, 2013	April 15, 2018
Philip Nolan	200,000 175,000 100,000	$ 2.50 1.40 0.85	June 20, 2011 April 25, 2012 April 15, 2013	June 20, 2016 April 25, 2017 April 15, 2018
Total Officers and Directors	2,590,000

Employees/Consultants	50,000 15,000 280,000	$ 5.00 1.40 1.14	December 22, 2010 April 25, 2012 September 14, 2012	December 22, 2013 April 25, 2017 September 14, 2017
Total Employees/Consultants	345,000
Agents Options	138,000	$ 1.25	November 13, 2012	May 13, 2014
TOTAL	3,073,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 11 5% or Greater Shareholders June 30, 2013

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Passport Capital, LLC (1)	3,268,301	8.51%
Common	Richard C. McKenzie Jr. (1)	3,162,700	8.23%
Common	Libra Advisors, LLC (1)	2,496,500	6.49%

(1)    Based upon information obtained from each holder's most recent Schedule 13G filing.

.

Based on 38,414,390 common shares outstanding at July 30, 2013, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

	Common Shares Owned at June 30, 2013	Common Shares Owned at June 30, 2012	Common Shares Owned at June 30, 2011
Harry Miller	1,211,200	1,206,200	1,195,200
Passport Capital, LLC (1)	3,268,301	7,025,800	7,025,800
Libra Advisors, LLC (2)	2,496,500	3,183,100	3,183,100
Richard C. McKenzie Jr. (3)	3,162,700	2,774,700	Nil

(1) Passport Capital, LLC acts as Investment Manager to various investment funds who hold common shares of the Company as reported in Passport's Schedule 13G filing.

(2) Libra Advisors, LLC is an Investment Manager as reported in Libra's Schedule 13G filing.

(3) Richard C. McKenzie Jr. is a private investor as reported in Mr. McKenzie's Schedule 13G filing.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.  On June 30, 2013, the Company’s shareholders’ list showed 38,414,390 common shares outstanding, with 46 registered shareholders. 34 of these shareholders were resident in Canada, holding 36,641,760 common shares (representing about 95.4% of the issued/outstanding shares); 12 registered shareholders were resident in the United States, holding 1,772,630 common shares (representing about 4.6% of the issued/outstanding shares); and no registered shareholders were resident in other countries.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During the year ended June 30, 2013, the Company entered into the following transactions with related parties:

a.

Paid or accrued $161,072 (2012 - $304,523; 2011 - $154,214) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

b.

Paid or accrued $Nil (2012 - $96,818; 2011 - $105,784) in geological consulting fees to F.T. Archibald Consulting Ltd, which is controlled by Fred Archibald, a former director of the Company.

c.

Paid or accrued $Nil (2012 - $88,848; 2011 - $114,635) in consulting fees to Ian Beardmore, former Chief Financial Officer of the Company.

d.

Paid or accrued $146,224 (2012 - $195,414; 2011 - $270,080) in management fees to Harry Miller, an officer and former director of the Company. Included in prepaid expenses at June 30, 2013 is $Nil (2012 -  $Nil; 2011 - $62,550) towards future management fees.

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

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since June 30, 2013, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Deloitte s.e.n.c.r.l., Chartered Accountants is included herein immediately preceding the financial statements.

a.

Audited Financial Statements:

For Fiscal 2013 and 2012 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

Legal Claim

On September 19, 2007, the Company and two former directors received a statement of claim which the Company believes is not valid. On August 8, 2013, the Company and the two former directors have agreed to settle this claim out of Court without any admission of wrong doing. The Company’s obligation in the settlement amounted to $350,000, and was recorded in accounts payable and accrued liabilities in the audited consolidated financial statements.

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

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

To remedy the Order, the Company filed updated NI 43-101 compliant reports on its Duparquet properties and updated its disclosure documents through the filing of several news releases. The BCSC lifted the Order on March 5, 2012. In order to resume trading on the TSX Venture Exchange, the Company was first required to satisfy the conditions of the BCSC Order. Once the BCSC Order was lifted, the Company was then required to satisfactory pass a review by the TSX Venture Exchange to determine if the Company was in compliance with the Exchange's Continued Listing Requirements. Each of these requirements was met by the Company, and the Company's common shares resumed trading on the TSX Venture Exchange on March 9, 2012.

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

Table No. 12 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	High	Low	Closing
Monthly

August 2013	$ 0.33	$ 0.20	$ 0.305
July 2013	0.29	0.22	0.22
June 2013	0.34	0.22	0.24
May 2013	0.39	0.26	0.33
April 2013	0.67	0.34	0.40
March 2013	0.87	0.64	0.68

Quarterly
June 30, 2013	$ 0.67	$ 0.22	$ 0.24
March 31, 2012	0.95	0.64	0.68
December 31, 2012	1.28	0.60	0.86
September 30, 2012	1.28	0.75	1.19
June 30, 2012	1.68	0.90	1.08
March 31, 2012	2.31	1.53	1.60
December 31, 2011	No Trading
September 30, 2011 *	2.90	2.42	2.90
June 30, 2011	4.55	1.86	2.53
March 31, 2011	5.37	3.13	3.48
December 31, 2010	5.39	3.94	5.37
September 30, 2010	4.96	3.80	4.22
June 30, 2010	6.27	3.81	3.97

Yearly
Fiscal 2013 ended June 30, 2013	$ 1.28	$ 0.22	$ 0.24
Fiscal 2012 ended June 30, 2012	2.90	0.90	1.08
Fiscal 2011 ended June 30, 2011	5.39	1.86	2.53
Fiscal 2010 ended June 30, 2010	8.25	1.85	3.97
Fiscal 2009 ended June 30, 2009	3.67	0.95	2.58

*

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The cease trade order was lifted and the shares resumed trading on March 9, 2012.

The Company’s common shares began trading on the Berlin Stock Exchange on August 23, 2005, with the trading symbol of “C3T.BE. Prices ranged from €3.91 to €0.01; the closing price as of August 30, 2013 was €0.19.

The Company’s common shares began trading on the Frankfurt Stock Exchange on November 5, 2008, with the trading symbol of “C3T.F”. Prices ranged from €3.90 to €0.65; the closing price on August 30, 2012 was €0.23.

The Company’s common shares began trading on the Stuttgart Stock Exchange on March 29, 2010, with the trading symbol of “C3T.SG. Prices ranged from €4.56 to €1.49; the closing price on August 30, 2012 was €0.22.

The Company’s common shares began trading on the Munich Stock Exchange on August 3, 2010, with the trading symbol of “C3T.MU”. Prices ranged from €3.92 to €1.49; the closing price on August 30, 2012 was €0.22.

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

Flow-Through Common Shares

The Company has historically financed its operations through the sale of common shares, including flow-through common shares.  Flow-through shares include a unique Canadian tax incentive pursuant to certain provisions of the Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures and the related income tax deductions are renounced to the subscribers of the flow-through shares. The Company recognizes a deferred tax liability with a corresponding recovery in the consolidated statements of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. If the Company does not incur the required exploration and evaluation expenditures under the flow-through share agreements, or does not incur qualified expenditures, it may cause the Company to lose any unspent funds raised through the sale of the flow-through common shares, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax.

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8/9 for additional information.

Warrants

As of June 30, 2013 and August 30, 2013, the Company had no stock purchase warrants outstanding.

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

Shareholder Right’s Plan

At the Annual/Special Meeting of Shareholders held on December 13, 2010, a Shareholder Right’s Plan was approved and must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

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

•

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

•

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

•

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

10.C.  Material Contracts

a.

Agreement to Acquire Beattie Gold Mines Ltd., dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/14/2012), between Clifton Star and the Shareholders of Beattie Gold Mines Ltd.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012 amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

b.

Second Beattie/Donchester/Dumico Agreement, dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/14/2012), between Clifton Star and Rhonda Smerchanski.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012 amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

c.

Donchester/Dumico/Hunter Agreement dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/14/2012) between Clifton Star, the shareholders of 2588111 Manitoba Ltd., and 173714 Canada Inc.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012 amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

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

g.

Employment agreement between the Company and Louis C. Martin dated December 19, 2011. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

h.

Employment agreement between the Company and Louis Dufour dated December 23, 2011. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

i.

NSR purchase agreement dated July 31, 2012 between the Company and the former shareholders of Duquesne Gold Mines Ltd. for the purchase of the NSR on the Duquesne property. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

j.

Sales agreement dated September 19, 2012 between the Company and Xmet Inc. for the sale of the Company's interest in the Duquesne property to Xmet in exchange for a maximum of 19.9% of the outstanding common shares of Xmet. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

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

-- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), and by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2013. The CEO and CFO assessed whether the disclosure controls and procedures as of June 30, 2013, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at June 30, 2013.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on its assessment, management has concluded that, as of June 30, 2013, the Company's Internal Control over Financial Reporting was effective and no material weaknesses in the Company's Internal Control over Financial Reporting were discovered.

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

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F Annual Report.

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

ITEM 16B.  CODE OF ETHICS

The Board adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2013, there are no material change reports relating to the conduct of any Directors or executive officers of the Company. A copy of the new “Code of Ethics” has been filed as an exhibit to the Company's Fiscal 2011 20-F Annual Report.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Deloitte s.e.n.c.r.l., including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Deloitte s.e.n.c.r.l., for audit and permitted non-audit services are submitted to the Audit Committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Deloitte s.e.n.c.r.l. for fiscal 2013 and Davidson & Company LLP for fiscal 2012 to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2013 Ended June 30, 2013	Fiscal 2012 Ended June 30, 2012
Audit Fees	$55,000	$45,000
Audit-Related Fees	-	-
Tax Fees	$6,000	$10,000
All Other Fees	-	-
TOTAL	$61,000	$55,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

ITEM 16G.  CORPORATE GOVERNANCE

ITEM 16H.  MINE SAFETY DISCLOSURE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to ITEM #18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required are attached hereto and found immediately following the text of this Annual Report. The Independent Registered Chartered Accountant report of Deloitte s.e.n.c.r.l., Independent Registered Chartered Accountants included herein immediately preceding the audited financial statements for the year ended June 30, 2013. The report of Independent Registered Public Accounting Firm of Davidson & Company LLP, Chartered Accountants herein immediately preceding the audited financial statements for the year ended June 30, 2012 and 2011.

Audited Financial Statements

    Report of Independent Registered Chartered Accountant, October 1, 2013

    Report of Independent Registered Chartered Accountant, October 16, 2012

    Consolidated Statement of Financial Position at June 30, 2013 and June 30, 2012

  Consolidated Statements of Loss and Comprehensive Loss

      for the years ended June 30, 2013, June 30, 2012 and June 30, 2011

  Consolidated Statements of Cash Flows

      for the years ended June 30, 2013, June 30, 2012 and June 30, 2011

  Consolidated Statements of Changes in Equity

      for the years ended June 30, 2013 and June 30, 2012

    Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:

   Incorporated by reference to Form 20-F Registration Statement, as amended

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

a.

Agreement to Acquire Beattie Gold Mines Ltd., dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/12/2012), between Clifton Star and the Shareholders of Beattie Gold Mines Ltd.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012, amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

b.

Second Beattie/Donchester/Dumico Agreement, dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/12/2012), between Clifton Star and Rhonda Smerchanski.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012, amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

c.

Donchester/Dumico/Hunter Agreement dated 5/1/2008 (as amended on 7/22/2008, 11/24/2008, 4/8/2009, 10/26/2009 and 9/12/2012) between Clifton Star, the shareholders of 2588111 Manitoba Ltd., and 173714 Canada Inc.  A copy of the original contract has been filed in a Form 6-K. A copy of the September 14, 2012, amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

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

g.

Employment agreement between the Company and Louis C. Martin dated December 19, 2011. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

h.

Employment agreement between the Company and Louis Dufour dated December 23, 2011.  A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

i.

NSR purchase agreement dated July 31, 2012 between the Company and the former shareholders of Duquesne Gold Mines Ltd. for the purchase of the NSR on the Duquesne property. A copy of this agreement and amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

j.

Sales agreement dated September 19, 2012 between the Company and Xmet Inc. for the sale of the Company's interest in the Duquesne property to Xmet in exchange for a maximum of 19.9% of the outstanding common shares of Xmet. A copy of this agreement and amendment has been filed as an exhibit to the Company’s fiscal 2012 Annual Report.

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

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     No Disclosure Necessary

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2013

Deloitte s.e.n.c.r.l 1 Place Ville Marie Suite 3000 Montreal QC H3B 4T9 Canada Tel: 514-393-7115 Fax: 514-390-4113 www.deloitte.ca

Report of Independent Registered Chartered Professional Accountant

To the Board of Directors and Shareholders of

Clifton Star Resources Inc.

We have audited the accompanying consolidated financial statements of Clifton Star Resources Inc. (the “Company”), which comprise the consolidated statement of financial position as at June 30, 2013 and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

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

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Clifton Star Resources Inc. as at June 30, 2013, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

The consolidated financial statements as at June 30, 2012, and the financial performance and cash flows for the years ended June 30, 2012 and June 30, 2011, were audited by other auditors who expressed an unmodified opinion on those financial statements on October 16, 2012.

_______________________________

1 CPA auditor, CA, public accountancy permit No. A103322

October 1, 2013

Montreal, Canada

Clifton Star Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Year ended June 30

	Notes	As at June 30, 2013	As at June 30, 2012
ASSETS
Current assets:
Cash		$3,443,288	$7,105,632
Short-term investments	10	-	4,360,000
Receivables	10	289,858	491,824
Refundable tax credits and mining duties	4	3,252,301	2,128,675
Prepaids		19,725	29,293
		7,005,172	14,115,424
Non-current assets:
Non-refundable tax credits	4	751,508	-
Property and equipment	5	64,151	73,778
Exploration and evaluation assets	6	42,253,866	33,318,968
		43,069,525	33,392,746
Total Assets		$50,074,697	$47,508,170
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$1,476,051	$717,836
Flow-through premium liability	7b	12,112	-
		1,488,163	717,836
Deferred income and mining tax liability	11	3,441,000	1,267,000
Total Liabilities		4,929,163	1,984,836

Equity:
Share capital	7a,b	59,523,659	57,100,892
Share-based payments reserve	7c	4,827,037	11,821,755
Deficit		(19,205,162)	(23,399,313)
Total Equity		45,145,534	45,523,334
Total Liabilities and Equity		$50,074,697	$47,508,170

Approved and authorized by the Board on October 1, 2013:

/s/ Michel Bouchard

/s/ Ross Glanville

___________________________

_________________________

Michel Bouchard, Director

Ross Glanville, Director

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Year ended June 30

	Note	2013	2012	2011
Expenses
Wages and benefits		$768,890	$310,863	$78,000
Share-based payments	7c	977,411	1,222,953	3,747,777
Director’s fees	8b	156,000	246,750	105,107
Consulting	8a	165,269	338,182	415,072
Professional fees	8a	511,105	581,276	410,602
Investor relations		246,875	111,436	76,030
Shareholder costs		-	21,405	29,432
Filing and transfer agent fees		27,731	3,145	59,768
Travel and telephone		56,617	141,804	160,335
Office and miscellaneous		89,305	104,688	105,842
Insurance		41,546	32,934	26,442
Amortization	5	9,994	8,302	5,957
Settlement of litigation	13	350,000	-	-
Loss from operations		$(3,400,743)	$(3,123,738)	$(5,220,364)

Other item
Interest income		103,617	200,583	129,627
Loss before tax		(3,297,126)	(2,923,155)	(5,090,737)
Deferred income tax (expense) recovery	11	(572,327)	679,000	324,900
Net loss and comprehensive loss for the year		$(3,869,453)	$(2,244,155)	$(4,765,837)

Weighted average number of common shares outstanding		37,393,568	35,654,390	33,454,231

Basic and diluted loss per common share		$(0.10)	$(0.06)	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Year ended June 30

	Note	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – July 1, 2011		35,654,390	$57,100,892	$13,189,810	$(23,757,045)	$46,533,657
Fair value of stock options capitalized		-	-	10,879	-	10,879
Share-based payments	7c	-	-	1,222,953	-	1,222,953
Share-based payments cancelled	7c	-	-	(2,601,887)	2,601,887	-
Net Loss from July 1, 2011 to June 30, 2012		-	-	-	(2,244,155)	(2,244,155)
Balance – June 30, 2012		35,654,390	57,100,892	11,821,755	(23,399,313)	45,523,334
Flow-through private placement, net of issuance costs and its related tax effect	7b	2,760,000	2,422,767	33,848	-	2,456,615
Fair value of stock options capitalized	7c	-	-	57,627	-	57,627
Share-based payments	7c	-	-	977,411	-	977,411
Share-based payments of stock options expired	7c	-	-	(8,063,604)	8,063,604	-
Net Loss from July 1, 2012 to June 30, 2013		-	-	-	(3,869,453)	(3,869,453)
Balance – June 30, 2013		38,414,390	59,523,659	4,827,037	(19,205,162)	45,145,534

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Year ended June 30

	Note	2013	2012	2011
Cash flows from operating activities
Net loss for the year		$(3,869,453)	$(2,244,155)	$(4,765,837)
Items not affected by cash:
Amortization	5	9,994	8,302	5,957
Share-based payments	7c	977,411	1,222,953	3,747,777
Deferred income tax expense (recovery)	11	572,327	(679,000)	(324,900)
		(2,309,721)	(1,691,900)	(1,337,003)
Changes in non-cash working capital:
Receivables		201,966	(315,396)	(161,733)
Refundable tax credits received		230,144
Prepaids		9,568	37,191	(10,439)
Accounts payable and accrued liabilities		456,759	404,444	422,821
Net cash used in operating activities		(1,411,284)	(1,565,661)	(1,086,354)
Cash flows from financing activities
Shares issued for cash	7b	3,450,000	-	17,192,267
Issuance costs paid	7b	(226,245)	-	-
Net cash provided by financing activities		3,223,755	-	17,192,267
Cash flows from investing activities
Additions to property and equipment	5	(367)	(26,168)	-
Short-term investments		4,360,000	(10,000)	(4,350,000)
Additions to exploration and evaluation assets		(9,834,448)	(3,896,658)	(5,341,190)
Net cash used in investing activities		(5,474,815)	(3,932,826)	(9,691,190)
Net (decrease) increase in cash		(3,662,344)	(5,498,487)	6,414,723
Cash – beginning of the year		7,105,632	12,604,119	6,189,396
Cash – end of the year		$3,443,288	$7,105,632	$12,604,119
Supplemental schedule of non-cash investing activities
Tax credits receivable and applied in reduction of exploration assets and evaluation assets	6	$1,258,633	$3,769,344	$219,636
Exploration and evaluation assets included in accounts payable and accrued liabilities		$719,627	$418,171	$137,358
Fair value of share-based payments included in exploration and evaluation assets		$57,627	$10,879	$103,752

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

1.

Nature of operations and going concern

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada. The Company’s major mineral properties are located in the province of Quebec, Canada, and the Company is currently advancing a large gold project (the “Duparquet Project”). The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Tailings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated revenue from operation, has incurred losses since inception, and has an accumulated deficit of $19,205,162 at June 30, 2013. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing. Clifton’s management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. Management believes the Company has sufficient working capital to maintain current operations for the next twelve months.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary, were the going concern assumption inappropriate, and these adjustments could be material.

These consolidated financial statements were approved by the Company’s Board of Directors on October 1, 2013.

2.

Summary of significant accounting policies

a.

Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) issued and outstanding as of June 30, 2013. The Company has consistently applied the same accounting policies to all periods presented in these consolidated financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies - Continued

a.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained and will be de-consolidated from the date that control ceases.

b.

Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of amounts, events, or actions to form the basis for critical judgments and estimates, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of resources to reserves for mineral deposits with similar characteristics to its own properties, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues, and local support for the project.

Going Concern

The Company believes that the cash on hand and refundable tax credits at June 30, 2013, are sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months and that the presentation of these consolidated financial statements on a going concern basis is appropriate.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies - Continued

c.

Use of judgments and estimates - Continued

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

Income taxes and mining duties

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

d.

Short-term investments

Short-term investments consist mainly of cashable Guaranteed Investment Certificates (“GIC’s”) with original terms to maturity greater than three months.

e.

Refundable tax credits and mining duties and non-refundable tax credits

The Company is entitled to a refundable tax credit of 35% on qualified exploration expenditures incurred in the province of Quebec. The Company is also entitled to a refund of mining duties of 16% on 50% of qualified mining exploration expenses during the period, net of the refundable tax credit. The company is also entitled to a federal non-refundable tax credit of 10% on qualified exploration expenditures incurred, net of the refundable tax credit.

The provincial and federal credits are recorded against exploration and evaluation assets based on management’s best estimates once the necessary information is available and management believes that the amounts are collectible or will benefit in the future. The non-refundable tax credit is classified as a long term asset while the mining duties credit is recorded in deferred income and mining tax liability.

f.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies - Continued

f.

 Property and equipment - Continued

Land is carried at cost. Maintenance and repair expenditures which do not improve or extend productive life of the property and equipment are expensed in the period incurred.

g.

Exploration and evaluation assets

The Company records its interest (via option agreements) in its mining properties at cost. Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs, and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

h.

Impairment of non-current assets

Non-current assets are evaluated at each reporting date by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of loss and comprehensive loss to the extent that the carrying amount exceeds the recoverable amount.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies - Continued

h.

 Impairment of non-current assets - Continued

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

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its projects.

i.

Restoration and provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate, and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets. Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset. At June 30, 2013 and 2012, no restoration provision has been recognized.

j.

Current and deferred taxes

Taxes, comprising both income and mining taxes, accounted for as income taxes are recognized in the consolidated statements of loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive loss or equity. Taxes on income are recorded using the tax rate that would be applicable to expected annual income.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies – Continued

j.

Current and deferred taxes - Continued

The current income tax charge is based on taxable income for the period. Taxable income differs from net income as reported in the consolidated statement of loss and comprehensive loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are not taxable or deductible.

Deferred tax is recognized on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases used in computing taxable profit. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

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

k.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the accumulated deficit.

l.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies – Continued

m.

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Under this method, the weighted-average number of common shares used to calculate the dilutive effect in the consolidated statement of loss and comprehensive loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period. In periods where a net loss is incurred, basic and diluted loss per share is the same, as the effect of outstanding stock options and warrants would be anti-dilutive.

n.

Flow-through shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures, and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium, if any, paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company recognizes a deferred tax liability with a corresponding recovery in the consolidated statements of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

o.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Cash, short-term investments, receivables and refundable mining tax credit have been classified under this category.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.

Summary of significant accounting policies- Continued

o.

Financial instruments - Continued

Available-for-sale

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in fair value are recognized in other comprehensive income (loss) and classified as a component of equity. When the financial assets are sold or an impairment write-down is required, the accumulated fair value adjustments in other comprehensive income are included in the consolidated statements of loss and are included in other gains or losses. The Company does not have financial assets classified under this category.

(ii)

Financial liabilities - The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transactions costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the consolidated statements of loss over the period to maturity using the effective interest method. Borrowings and other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities have been classified under this category.

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

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net loss.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

3.

Future accounting changes

The following new standards, interpretations and amendments, which have not been applied in these consolidated financial statements, will or may have an effect on the Company’s future financial statements:

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after July 1, 2015.

•

IFRS 10 Consolidated financial statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of this standard will have an impact on its financial statements, and will adopt the standard for the accounting period beginning on July 1, 2013.

•

IFRS 11 Joint arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The Company does not expect the adoption of this standard will have an impact on its financial statements, and will adopt the standard for the accounting period beginning on July 1, 2013.

•

IFRS 12 Disclosures of interests in other entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company does not expect the adoption of this standard will have an impact on its financial statements and will adopt the standard for the accounting period beginning on July 1, 2013.

•

IFRS 13 Fair value measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The Company does not expect the adoption of this standard will have a material impact on its financial statements and will adopt the standard for the accounting period beginning on July 1, 2013.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

3.

Future accounting changes - - Continued

•

IFRIC 20 Stripping costs in the production phase of a surface mine

In IFRIC 20, the IFRS Interpretations Committee sets out principles for the recognition of production stripping costs in the statement of financial position. The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods, and sets out criteria for capitalizing such costs. While the Company is not yet in the production phase, the Company will assess the future impact of this interpretation. The standard is effective for annual periods beginning on or after July 1, 2013.

•

IAS 1 Presentation of financial statements

IAS 1 was amended to change the grouping of items presented in other comprehensive income (“OCI”). Items that would be reclassified to profit or loss at a future point in time will be presented separately from items that will never be reclassified. The amendments do not change the nature of the items that are currently recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit or loss in future periods. The Company does not expect the adoption of this standard will have a material impact on its financial statements, and will adopt the standard for the annual period beginning on July 1, 2013.

4.

Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of June 30, 2013, amount to $3,252,301 (June 30, 2012: $2,128,675) and relate to exploration expenses incurred in the years ended June 30, 2013 and June 30, 2012.

The non-current federal non-refundable tax credits, as of June 30, 2013, amounts to $751,508 (June 30, 2012: $NIL) and relates to exploration expenses incurred in the years ended June 30, 2013 and June 30, 2012; it can be applied in reduction of future income tax payable.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

5.

Property and equipment

	Land	Computer Equipment	Building	Office Equipment	Total
Cost:
At July 1, 2012	$6,069	$20,242	$66,204	$9,557	$102,072
Additions	-	367	-	-	367
At June 30, 2013	6,069	20,609	66,204	9,557	102,439
Amortization:
At July 1, 2012	-	4,674	14,336	9,284	28,294
Charge for the period	-	4,725	5,187	82	9,994
At June 30, 2013	-	9,399	19,523	9,366	38,288
Net book value:
At July 1, 2012	6,069	15,568	51,868	273	73,778
At June 30, 2013	$6,069	$11,210	$46,681	$191	$64,151

	Land	Computer Equipment	Building	Office Equipment	Total
Cost:
At July 1, 2011	$6,069	$2,627	$57,651	$9,557	$75,904
Additions:	-	17,615	8,553	-	26,168
At June 30, 2012	6,069	20,242	66,204	9,557	102,072
Amortization:
At July 1, 2011	-	1,776	9,048	9,167	19,991
Charge for the period	-	2,898	5,288	117	8,303
At June 30, 2012	-	4,674	14,336	9,284	28,294
Net book value:
At July 1, 2011	6,069	851	48,603	390	55,913
At June 30, 2012	$6,069	$15,568	$51,868	$273	$73,778

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

6.

Exploration and evaluation assets

For the Year ended June 30, 2013	Cat Lake Property (Note 6d)	Central Duparquet Property (Note 6b)	Duquesne Property (Note 6c)	Beattie Property (Note 6a)	Donchester Property (Note 6a)	Dumico Property (Note 6a)	Hunter Property (Note 6e)	Total
Acquisition costs, beginning of year	$-	$612,400	$2,103,500	$4,000,000	$4,000,000	$2,000,000	$-	$12,715,900
Additions during the year	-	125,000	1,000,000	800,000	800,000	400,000	-	3,125,000
Acquisition costs, end of year	-	737,400	3,103,500	4,800,000(*)	4,800,000(*)	2,400,000(*)	-	15,840,900
Deferred exploration costs, beginning of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068
Additions during the year:
Assays	-	118,019	-	182,056	309,454	62,835	-	672,364
Drilling	-	538,525	-	1,113,480	1,214,116	-	-	2,866,121
Field expenditures	-	185,385	19,969	625,320	544,160	-	10,165	1,384,999
Geological Consulting	-	15,483	-	224,071	189,378	4,171	-	433,103
Studies	-	-	-	560,477	220,396	-	-	780,873
Preliminary Economic Assessment	-	-	-	144,117	144,094	-	-	288,211
Prefeasibility Studies	-	88,333	-	280,559	273,968	-	-	642,860
Total additions during the year	-	945,745	19,969	3,130,080	2,895,566	67,006	10,165	7,068,531
Tax and mining credit applied during the year	-	(159,467)	(11,484)	(443,950)	(630,143)	(14,988)	1,399	(1,258,633)
Deferred exploration costs, end of year	63,614	912,037	5,526,248	11,063,415	7,805,290	650,998	391,364	26,412,966
Total exploration and evaluation assets	$63,614	$1,649,437	$8,629,748	$15,863,415	$12,605,290	$3,050,998	$391,364	$42,253,866

(*): These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 6a for additional details)

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

6.

Exploration and evaluation assets - Continued

For the Year ended June 30, 2012	Cat Lake Property (Note 6d)	Central Duparquet Property (Note 6b)	Duquesne Property (Note 6c)	Beattie Property (Note 6a)	Donchester Property (Note 6a)	Dumico Property (Note 6a)	Hunter Property (Note 6e)	Total
Acquisition costs, beginning of year	$-	$612,400	$2,103,500	$4,000,000	$4,000,000	$2,000,000	$-	$12,715,900
Additions during the year	-	-	-	-	-	-	-	-
Acquisition costs, end of year	-	612,400	2,103,500	4,000,000(*)	4,000,000(*)	2,000,000(*)	-	12,715,900
Deferred exploration costs, beginning of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726
Additions during the year:
Assays	-	12,400	8,546	230,110	134,702	16,781	7,529	410,068
Drilling	-	32,838	24,566	1,356,044	992,704	105,339	632	2,512,123
Field expenditures	-	36,593	13,116	864,881	287,228	-	-	1,201,818
Geological Consulting	-	70,035	46,086	711,714	513,266	2,576	-	1,343,677
Total additions during the year	-	151,866	92,314	3,162,749	1,927,900	124,696	8,161	5,467,686
Tax and mining credit applied during the year	-	(68,238)	(256,177)	(1,982,390)	(1,139,158)	(229,708)	(93,673)	(3,769,344)
Deferred exploration costs, end of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068
Total Exploration and evaluation assets	$63,614	$738,159	$7,621,263	$12,377,285	$9,539,867	$2,598,980	$379,800	$33,318,968

(*): These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 6a for additional details)

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

6.

Exploration and evaluation assets - Continued

a.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”), and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of June 30, 2013, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company will also issue a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111. The other remaining terms of these amended agreements are as follows:

i.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

ii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

iii.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

iv.

cash payments of $6,075,000 to Beattie, $3,037,500 to 2699681, and $6,075,000 to 2588111 before or on December 1, 2017.

These payments will permit the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied.

In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR will be eliminated upon Clifton acquiring 100% of these properties.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project comprises the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 was incurred) to the joint venture over a four-year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

6.

Exploration and evaluation assets - Continued

a.

Beattie, Donchester and Dumico properties - Continued

Clifton is of the opinion that it still had the right to access a loan of $22,500,000 from Osisko on or before December 1, 2012. If Clifton were to access the funds, the Company would have the right to repay the loan (plus any unpaid interest at a rate of 5%) through the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1, 2012. Since then, discussions have been taking place but no disbursement has been made. The Company is in negotiations with Osisko and will pursue all its recourses to ensure compliance with the loan undertaking.

b.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the condition of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

c.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company was required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

Cifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

6.

Exploration and evaluation assets - Continued

c.

Duquesne Property - Continued

On June 20, 2010, the Company had fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne.

In connection with the agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% must be purchased in tranche of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2014 under certain conditions.

d.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) until July 28, 2015, and incur minimum exploration expenditures of $33,000, which were incurred. At year-end, the Company has not yet earned any interest in the Cat Lake Property.

e.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

7.

Share capital

a.

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

b.

Flow through shares

On November 13, 2012, The Company completed a brokered private placement of 2,760,000 flow-through shares at $1.25 per share for gross proceeds of $3,450,000. The Company paid  agent fees of $203,250 and issued 138,000 agent’s options (fair value $33,848) enabling the agent to purchase common shares for a period of eighteen (18) months at a price of $1.25 per share. The Company also paid $22,995 in legal fees. These issuance costs (net of the tax effect of $60,860) were applied in reduction of the share capital issued. In addition, the Company has recorded a flow-through premium liability of $828,000 that will be reversed against income tax expense at the time qualifying expenditures are incurred.

From November 13, 2012 to June 30, 2013, the Company has incurred exploration expenses eligible for the flow-through private placement in the amount of $3,511,585 (June 30, 2012 - $NIL). As a result, the Flow-through premium liability was reduced by $815,888.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

7.

Share capital – Continued

c.

Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the years:

	Number of Options	Weighted-Average Exercise Price
Balance – July 1, 2011	4,285,000	$4.47
Granted	1,510,000	$1.58
Cancelled	(750,000)	$4.59
Forfeited	(25,000)	$2.50
Expired	(300,000)	$2.30
Balance – June 30, 2012	4,720,000	$3.68
Granted	1,175,000	$0.96
Expired (1)	(2,960,000)	$4.81
Balance – June 30, 2013	2,935,000	$1.45

(1)  During the year ended June 30, 2013, 2,960,000 (2012 – 1,075,000; 2011 – 350,000) stock options were cancelled, forfeited or have expired. Accordingly, the associated amount of $8,063,604 (2012 - $2,601,887) recorded in share-based payments reserve was transferred to accumulated deficit.

At June 30, 2013, the following options were outstanding and exercisable:

Expiry date	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted- Average Remaining life	Number of Options Vested
December 22, 2013	$5.00	50,000	0.5	50,000
June 20, 2016	$2.50	200,000	3.0	200,000
March 9, 2017	$2.03	435,000	3.7	435,000
April 25, 2017	$1.40	1,075,000	3.8	806,250
September 14, 2017	$1.14	450,000	4.2	225,000
April 15, 2018	$0.85	725,000	4.8	181,250
	$1.45	2,935,000	4.0	1,897,500

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

7.

 Share capital – Continued

c.

Stock options - Continued

The fair value of the stock options granted during the year calculated using the Black-Scholes option pricing model was $509,217 (2012 – $1,592,492; 2011 - $4,451,721), or $0.43 (2012 – $1.05; 2011 - $2.09) per option, and the Company expensed $977,411 and capitalized $57,627 as exploration assets (2012 – $1,222,953 and $10,879 respectively; 2011 - $3,747,777 and $103,752 respectively) of which $302,022 relates to the current year’s grants and $675,389 was from stock options granted in the prior year. The unamortized share-based payments balance of $202,977 (2012 – $728,798; 2011 - $426,965) will be recognized during the next two fiscal years (2014 – $195,067; 2015 – $7,910).

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2013		2012		2011

Risk-free interest rate	1.24%		1.32%		1.55%
Expected life of options	5.0	Years	5.0	Years	2.44	Years
Annualized volatility(i)	82.06%		84.29%		93.31%
Dividend rate	0.00%		0.00%		0.00%
(i) The expected volatility used was based on the historic volatility of the Company’s share price

d.

Shareholder rights plan

On December 13, 2010, the Company’s shareholders approved the adoption of a Shareholder Rights Plan (the “Plan”) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

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

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

8.

Related party transactions

Details of transactions between the Company and its related parties are disclosed below.

a.

Trading transactions

For the year ended June 30, 2013, the Company’s related parties consist of the following:

(i)

Paid or accrued for the year ended June 30, 2013, $161,072 (2012 - $304,523; 2011 - $154,214) to a legal firm which has a partner as director of the Company.

(ii)

Paid or accrued for the year ended June 30, 2013, $146,224 (2012 - $195,414; 2011 - $270,080) in consulting fees to the Company’s current Corporate Secretary and former President, CEO and director.

(iii)

Paid or accrued for the year ended June 30, 2013, $NIL (2012 - $96,818; 2011 - $105,784) to a company controlled by the Company’s former Vice-President of Exploration and director.

(iv)

Paid or accrued for the year ended June 30, 2013, $NIL (2012 - $88,848; 2011 - $114,635) in consulting fees to the Company’s former Chief Financial Officer (“CFO”).

Included in accounts payable and accrued liabilities as at June 30, 2013, is $60,000 (2012 - $100,000) for legal fees accrued to that same legal firm.

The Company has entered into agreements with four officers for employment and advisory services. If such agreements are terminated without cause, the Company will have to pay $52,500, $60,000 or $300,000, respectively, to three officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000, $500,000 or $600,000, respectively, to three officers.

b.

Compensation of key management personnel

The remuneration of the Company’s key management personnel for the years ended June 30, is as follows:

	2013	2012		2011
Salary of key management employees	$750,000	$331,250	$	NIL
Directors fees	156,000	246,750		105,107
Consulting fees	146,224	381,080		490,499
Share-based payments	848,321	1,200,607		3,853,152
	$1,900,545	$2,159,687		$4,448,758

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

9.

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

The Company’s objectives when managing capital are:

•

To safeguard its accumulated capital in order to maintain a sufficient level of funds to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

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

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed by the Company’s Board of Directors. In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the year ended June 30, 2013, compared to the year ended June 30, 2012. The Company is not subject to externally-imposed capital requirements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

10.

Financial instruments

Fair value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturity.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year and under one year.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

10.

 Financial instruments – Continued

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. Since the Company has no financial obligations, its current risk is limited to potential return on short-term deposits.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company is advancing a large gold project, and is not exposed to financial instruments risks related to gold prices.

11.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2013	2012	2011

Loss for the year before tax	$(3,297,126)	$(2,923,155)	$(5,090,737)
Expected income tax recovery	$(892,777)	$(755,000)	$(1,400,000)
Change in statutory tax rates and other	23,000	(229,000)	(28,000)
Non-deductible share-based payments	263,000	306,000	1,031,000
Deferred exploration flow-through shares	1,232,000	29,000	221,000
Change in estimate (1)	768,000	-	-
Other	(5,008)	(30,000)	(67,000)
	$1,388,215	$(679,000)	$(243,000)
Reversal of flow-through premium	(815,888)	-	(81,900)

Deferred income tax expense (recovery)	$572,327	$(679,000)	$(324,900)

(1)

The current year deferred mining duties tax provision was established under the assumption that the exploration and evaluation assets will be recovered through future production, not through the sale of the related assets as was the case in prior years. This change in assumption resulted in an increase of the deferred mining duties tax liability of $768,000

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

11.

Income taxes – Continued

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2013	2012

Deferred tax assets (liabilities)
Exploration and evaluation assets	$(6,566,000)	$(3,256,000)
Non-capital losses available for future period (i)	3,067,000	1,908,000
Financing costs	49,000	75,000
Property and equipment	9,000	6,000
Net deferred tax liability	$(3,441,000)	$(1,267,000)

(i) The Company has available non-capital losses that may be carried forward to apply against future years’ income for income tax purposes in certain jurisdictions. The Company has accumulated non-capital tax losses of $11,381,000. The non-capital tax losses expire as follows:

Available to years	Amount
2026	$20,000
2027	77,000
2028	552,000
2029	1,249,000
2030	1,556,000
2031	1,784,000
2032	2,123,000
2033	4,020,000
$11,381,000

The Company has recognized the deferred tax assets related to the available non-capital losses, because management believes that the Company will have taxable profit before unused tax losses before the losses expire.

The Company’s unrecognized temporary differences and tax losses are as follows:

	Expiry date range	2013	2012	2011
Temporary differences Allowable capital losses	No expiry date	$140,000	$140,000	$140,000

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

12.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

13.

Subsequent event

On September 19, 2007, the Company and two former directors received a statement of claim which the Company believes was not valid. On August 8, 2013, the Company and the two former directors have agreed to settle this claim out of Court without any admission of wrong doing.  The Company’s obligation in the settlement amounted to $350,000, and was recorded within accounts payable and accrued liabilities in these consolidated financial statements.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: October 4, 2013	Signed: /s/ "Michel F. Bouchard"
Michel F. Bouchard, President and CEO

