Form 20-F
period 2014-06-30
Clifton Star Resources Inc.
filed 2014-10-31
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2014

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	38,664,390

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer ☐ Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐	No ☒

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for fiscal years 2014 and 2013 ended June 30th, were derived or calculated from the financial statements audited by Deloitte LLP, Independent Registered Public Accounting Firm, as indicated in their Report of Independent Registered Public Accounting Firm, which is included elsewhere in this Annual Report. Deloitte & Touche, LLP name was changed to Deloitte LLP. in January 2014.  The selected financial data for the fiscal years 2012 and 2011, ended June 30th were derived or calculated from the financial statements audited by Davidson & Company LLP.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for fiscal years ended June 30, 2014, 2013, 2012, & 2011.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

Table No. 1
Selected Financial Data
International Financial Reporting Standards

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2011

Sales Revenue	$-	$-	$-	$-
Loss From Operations	(1,949,448)	(3,400,743)	(3,123,738)	(5,220,364)
Loss and Comprehensive Loss	(6,245,111)	(3,869,453)	(2,244,155)	(4,765,837)
Basic/Diluted (Loss) Per Common Share	(0.16)	(0.10)	(0.06)	(0.14)
Dividends Per Share		-	-	-

Working Capital	$1,965,662	$5,517,009	$13,397,588	$16,803,118
Exploration and Evaluation Assets	36,718,578	42,253,866	33,318,968	31,620,626
Deferred Income and Mining Tax Liability	323,000	3,441,000	1,267,000	1,946,000
Long-Term Debt	-	-	-	-
Shareholder’s Equity	39,187,877	45,145,534	45,523,334	46,533,657
Total Assets	39,883,065	50,074,697	47,508,170	48,873,570

Weighted Avg. Shares O/S	38,599,322	37,393,568	35,654,390	33,454,231
Year End Shares O/S	38,664,390	38,414,390	35,654,390	35,654,390

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The following table sets forth the rate of exchange for the Canadian Dollar at the end of the most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months are also provided.

Table No. 2
Canadian Dollars to Buy One US Dollar

Period	Average	High	Low	Close

September 2014		$ 1.12	$ 1.09	$ 1.12
August 2014		1.10	1.09	1.09
July 2014		1.09	1.06	1.09
June 2014		1.09	1.07	1.07
May 2014		1.10	1.08	1.09
April 2014		1.10	1.09	1.10

Fiscal Year Ended June 30, 2014	$ 1.07	$ 1.13	$ 1.02	$ 1.07
Fiscal Year Ended June 30, 2013	1.01	1.05	0.97	1.03
Fiscal Year Ended June 30, 2012	1.00	1.04	0.95	1.02
Fiscal Year Ended June 30, 2011	1.00	1.06	0.95	0.96

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

To earn the remaining 90% interest in Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated September 14, 2012, the Company must pay $10 million on December 1, 2014; pay an additional $10 million on December 1, 2015; pay an additional $15 million on December 1, 2016; and pay a final $15.2 million on December 1, 2017. If the Company is unable to make any of the scheduled payments under the agreements, or is unable to further renegotiate the agreement, it will lose its option to acquire the remaining interests in the companies that own the properties above the 10% interest it already owns, and the deferred costs will be written down.

Clifton Star Has Not Yet Achieved Profitable Operations, and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Doubt About the Company’s Ability to Continue as a Going Concern.

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

As a Canadian Reporting Issuer and a Foreign Private Issuer in the United States, Clifton Star reports mineral estimates using National Instrument 43-101 and not under the Security and Exchange Commission's Industry Guide 7

The disclosure in this Form 20-F annual report uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

Dilution through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At June 30, 2014, there were 3,285,000 share purchase options outstanding, which, if exercised, would result in an additional 3,285,000 common shares being issued and outstanding. For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star does not have Positive Cash Flow and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

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

Clifton Star’s Management has Abandoned Business Plans and Changed Industries with Prior Companies

Some of the members of Clifton Star’s current management have been past officers and/or directors of other companies that have abandoned their business plans and changed industries. Clifton Star has raised funds through flow-through common share offerings that require funds raised to be spent on qualifying mineral exploration activities by a certain date.  If the Company were to change its business plan to an industry other than mineral exploration, it would be in breach of the terms of the flow-through subscription agreements.  A breach would likely cause the Company to lose any unspent funds raised through flow-through common share offerings, as well as be required to indemnify and pay the flow-through subscribers the amount of any tax. Such a breach would have a material adverse effect on the Company’s financial condition. If Clifton Star were to abandon mineral exploration and adopt a new business plan, it would likely require the appointment of new officers and/or directors, and have a negative effect on the Company’s financial position.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Clifton Star. Clifton Star is a corporation continued under the CBCA. All of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Clifton Star Resources Inc. engages in the exploration of several mineral properties in Canada.  Its primary project is the Duparquet Project in Quebec, which consists of 4 properties under separate acquisition and option agreements, which the Company may purchase by making the required payments.

The Company’s executive office is located at:

Suite 217 – 1040 Belvedere Ave.

Quebec, QC, Canada

G1S 3G3

Telephone: (418) 914-9922

Facsimile: (418) 914-9687

e-mail: mbouchard@cfo-star.com

website: www.cfo-star.com

The Company’s executive office is located in premises of approximately 1,100 sq. ft., and Clifton began occupying these facilities in February 2012.  The Company leases office space under an original formal lease which ran through January 31, 2014 but has been extended through January 31, 2015. Rental costs are $1,663 per month, plus taxes. The lease can be renewed for an additional period 1 year, with monthly rent adjusted by the Canada Cost of Living Index.

The contact person is Michel Bouchard, and his email is mbouchard@cfo-star.com

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”; and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges in Germany.

The Company has an unlimited number of common shares without par value authorized.  At June 30, 2014, the end of the Company's most recent fiscal year, there were 38,664,390 common shares issued and outstanding.

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

On September 20, 2006, the Company signed an option agreement (subsequently amended May 14, 2007, June 11, 2007 and July 31, 2012) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. On June 20, 2010, the Company fulfilled all its obligations under the option agreement and acquired a 100% interest in the Duquesne property, subject to a 3% Net Smelter Royalty ("NSR"), which the Company has the option to purchase from the optionor for the sum of $1,000,000 for each 0.5% for a total of $6,000,000. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000. The remaining NSR of 2.5% must be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

In June 2014, the Company completed an internal study on the potential economic viability of the Duquesne project. The study considered the gold price, the investment requirements and the potential level of economic resources on the property. Based on the conclusions of the study, the Company decided to record a write-down of $7,630,457 on the exploration and evaluation assets of the Duquesne project in fiscal 2014.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in each of the optionor companies which own the Beattie-Donchester-Dumico gold properties, pursuant to the October 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010, to earn a 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. Once the final payment is made, the Company will have a 100% interest in each of the optionor companies with no NSR. In September 2012, the Company and the optionors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the optionor companies, the Company must pay $2 million (Paid) and issue 250,000 common shares on December 1, 2012 (issued); an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017.  The optionors have retained a 2% NSR for the duration of the option period, but the NSR would be eliminated upon the Company acquiring 100% interest in each of the vendor companies.

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

Osisko Joint-Venture Agreement

In December 2009, the Company entered into joint venture agreement (since terminated) with Osisko Mining Corporation ("Osisko") regarding a Joint Venture (the "Joint Venture") on Clifton's Duparquet Project (the "Project"), which consisted of the Beattie, Donchester, Central Duparquet, Dumico and Duquesne properties.

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

b.

for a period of 36 months up to an aggregate principal amount of $22.5 million (the "$22.5 Million Loan") at the rate of interest per annum of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment. The principal amount and interest owing pursuant to the $22.5 Million Loan shall be due and payable on the 36-month anniversary of the date of execution of the Joint Venture agreement with the option exercisable by Clifton to repay the loan (plus interest at a rate of 5%) through the issuance of shares of the Company at a price of $3.12 per share for the principal, and at market rate for the interest.

The $22.5 Million Loan (the "Loan") would be unsecured, and would be evidenced by promissory notes in such amounts as are specified herein.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the project. However, Clifton is of the opinion that it retains the right to access a loan of $22.5 million from Osisko on or before December 1, 2012 for payments to the property vendors. The loan would be for a period of 36 months at an interest rate of 5%. If Clifton were to access the funds, the Company would have the right to repay the loan by the issuance of Clifton common shares to Osisko at a price of $3.12 per share for the principal and at the market price of the shares for the interest. On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Discussions were subsequently held between the parties but no agreement was reached.

On June 3, 2014, the Company filed suit against Osisko in Quebec Superior Court over the $22.5 million loan facility. The Company is requesting that the original loan agreement be enforced which would result in Osisko advancing the Company the $22.5 million, plus interest, and the Company issuing eventually 6,961,538 common shares to Osisko.

In April 2014, the Company announced it had received a positive Pre-Feasibility Study on the Duparquet project. The study was prepared as a 10,000 tonne-per-day open-pit project with Proven and Probable Reserves totaling 39.4 million tonnes at an average grade of 1.50 g/t gold at a long-term gold price of $1,300 per ounce. The pre-production capital costs are estimated to be $394 million and sustaining costs of $118 million, excluding $24.5 million for closure costs.

In June and July of 2014, the Company staked 40 mining claims covering 2,271 hectares known as the Roquemaure project. The property is owned 100% by the Company and has no underlying royalties.

Shareholder Right’s Plan

At the Annual/Special Meeting of Shareholders held on December 13, 2010, a Shareholder Right’s Plan was approved. On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholders Right Plan.

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

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2014	$ 2,436,786	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2013	$ 10,193,531 367	Mineral Property Acquisition and Deferred Exploration Costs Computer Equipment
Fiscal 2012	$ 5,467,686 26,168	Mineral Property Acquisition and Deferred Exploration Costs Computer Equipment and Building

Financings

The Company has financed its operations through funds raised via public/private placements of common shares. In addition, shares have been issued upon exercise of options and warrants; for the acquisition of property, and as agent commissions. Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount

Fiscal 2014	Property Acquisition	250,000	$ 60,000

Fiscal 2013	Private Placement (Flow-Through)	2,760,000	$ 3,450,000

Fiscal 2012	None	None	None

Fiscal 2011	Private Placement	182,000	$ 1,001,000

Fiscal 2010	None	None	None

Plan Of Operations

Source of Funds for Fiscal 2015 Ending June 30, 2015

The Company’s primary source of funds since incorporation has been through the issuance of equity. As of June 30, 2014, the Company had working capital of $1,965,662. Management believes this amount sufficient to meet its anticipated general and administrative expenses and corporate operating requirements for fiscal 2015. However, the Company has an installment payment of $10,000,000 due to the property optionors on December 1, 2014. If the Company is unsuccessful in obtaining the funds required to make the payment by the due date, it may result in the termination of the option agreements on the Duparquet property. If the option agreements are terminated, the related exploration and evaluations will then have to be written-off. The Company would retain its previously acquired 10% interest in the issued and outstanding shares of the optionors.

Anticipated Changes to Facilities/Employees

The Company is not expected to change any facilities or add any employees in fiscal 2015.

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

Clifton has the right to acquire an additional 90% of the private optionor companies that own a 100% interest in the Beattie, Donchester and Dumico properties in addition to the 10% it already owns by making cash payments and issuing common shares to the underlying owners. Under an amended option agreement dated September 14, 2012, the Company is required to make additional cash payments totaling $52.2 million through December 1, 2017 in order to acquire the remaining 90% interest in the optionor companies.

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

Since Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated. After Osisko exited the project in June 2011, Clifton expended $1,698,342 (net of costs recovered) on exploration on the project during fiscal 2012. The work included drilling, metallurgical testing, and the preparation and filing of updated NI 43-101 compliant technical reports on the Duquesne and Donchester projects, as well as a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit), and which was completed and filed subsequent to the fiscal year-end. In April 2014, the Company released a positive Pre-Feasibility Study on the Duparquet property.

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

Exploration Activities

During fiscal 2014 ended June 30, 2014, the Company incurred total exploration expenditures of $2,374,597 (net $2,032,980 after tax and mining credits). The Company announced the completion of the positive Pre-Feasibility Study on the Duparquet project during the year.

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

Expenditures on the Company’s properties for the last 3 fiscal years are detailed below:

For the Year ended June 30, 2014	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Total Duparquet Project	Duquesne Property	Hunter Property	Other Properties (***)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Write-down of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property

(***): Other property comprises: Cat Lake

For the Year ended June 30, 2013	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8e)	Other Property(***) (Note 8d)	Total
Acquisition costs, beginning of year	$4,000,000	$4,000,000	$2,000,000	$612,400	$10,612,400	$2,103,500	$-	$-	$12,715,900
Additions during the year	800,000	800,000	400,000	125,000	2,125,000	1,000,000	-	-	3,125,000
	4,800,000(*)	4,800,000(*)	2,400,000(*)	737,400	12,737,400	3,103,500(**)	-	-	15,840,900
Acquisition costs, end of year
	8,377,285	5,539,867	598,980	125,759	14,641,891	5,517,763	379,800	63,614	20,603,068
Deferred exploration costs, beginning of year
Additions during the year:

Assays	182,056	309,454	62,835	118,019	672,364	-	-	-	672,364
Drilling	1,113,480	1,214,116	-	538,525	2,866,121	-	-	-	2,866,121
Field expenditures	625,320	544,160	-	185,385	1,354,865	19,969	10,165	-	1,384,999
Geological Consulting	224,071	189,378	4,171	15,483	433,103	-	-	-	433,103
Studies	560,477	220,396	-	-	780,873	-	-	-	780,873
Preliminary Economic Assessment	144,117	144,094	-	-	288,211	-	-	-	288,211
Prefeasibility Studies	280,559	273,968	-	88,333	642,860	-	-	-	642,860
	3,130,080	2,895,566	67,006	945,745	7,038,397	19,969	10,165	-	7,068,531
Total additions during the year
	(443,950)	(630,143)	(14,988)	(159,467)	(1,248,548)	(11,484)	1,399	-	(1,258,633)
Tax and mining credit applied during the year
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, end of year
	$15,863,415	$12,605,290	$3,050,998	$1,649,437	$33,169,140	$8,629,748	$391,364	$63,614	$42,253,866
Total exploration and evaluation assets

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***): Other property comprises: Cat Lake

For the Year ended June 30, 2012	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Hunter Property	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$ 12,715,900
Additions during the year	-	-	-	-	-	-	-	-

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Additions during the year:
Assays	-	12,400	8,546	230,110	134,702	16,781	7,529	410,068
Drilling	-	32,838	24,566	1,356,044	992,704	105,339	632	2,512,123
Field expenditures	-	36,593	13,116	864,881	287,228	-	-	1,201,818
Geological consulting	-	70,035	46,086	711,714	513,266	2,576	-	1,343,677

Total additions during the year	-	151,866	92,314	3,162,749	1,927,900	124,696	8,161	5,467,686

Tax and mining credit applied during the year	-	(68,238)	(256,177)	(1,982,390)	(1,139,158)	(229,708)	(93,673)	(3,769,344)

Deferred exploration costs, end of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068

Total exploration and evaluation assets	$ 63,614	$ 738,159	$ 7,621,263	$ 12,377,285	$ 9,539,867	$ 2,598,980	$ 379,800	$ 33,318,968

The Company's principal project is its Duparquet Project in Quebec, which is comprised of the Beattie, Donchester, Dumico and Central Duparquet properties. The Company also has the Duquesne, Hunter and Roquemaure properties, which are located in Quebec, near the Duparquet Project, and the Cat Lake Property in Manitoba. Descriptions of the Company's properties are given below and locations are illustrated in Figure 1.

Duparquet Project

Quebec, Canada

Gold Exploration

The Duparquet Project currently consists of the Beattie, Donchester, Central Duparquet, and Dumico properties. The Duquesne property was formerly considered to be part of the Duparquet project, but was recently excluded from the project due to the results of an internal study on the potential viability of the Duquesne property and is now considered to be a stand-alone project. The properties are located in Northwest Quebec, Abitibi West County. The town of Duparquet is located partially within the property boundaries of the Beattie property.

The Company assembled the project through separate agreements for each of the 4 properties.

Figure No. 1

Project Location Map

CLIFTON STAR
Resources inc.
MANITOBA
ONTARIO
QUEBEC
Cat Lake
Winnipeg
Roquemaure
Hunter
Duparquet
Duquesne
Quebec
Montreal
Toronto
NB
PE
NS
NL
500 Km

Figure No. 2

Duparquet Project

Location Map

Iqaluit
Kuujjuaq
Radisson
Duparquet project
Matagami
Chibougamau
Lebel-sur-Quévillon
Val-d'Or
Rouyn-Noranda
Ville-Marie
North Bay
Mont-Laurier
Chicoutimi
Québec
Bathurst
Charlottetown
Fredericton
Ottawa
Montréal
Halifax
Toronto
USA
0 100 200
Km
InnovExplo
CLIFTON STAR

Figure No. 3

Beattie/Donchester/Dumico/ Central Duparquet Properties

Property Map

Rapide-Danseur
Lac Duparquet
Beattie
Donchester
Dumico
Central Duparquet
Duparquet
Tailing
Lac Mauberge
Lac Bayard
Lac Duparquet
Baie D'Alembert
Lac Dugros
Lac Tourlet
Lac Monast
Lac Mackay
Lac Dester
032D06
388
393
Duparquet project
Properties Boundary
Tailing
CLIFTON STAR
Prepared by:
InnovExplo
0 1 2 4 km
625000
630000
635000
640000
5380000
5375000
5370000

Acquisition Details

Each of the 4 properties which together comprise the Duparquet Project is covered under a separate agreement.

The Company has an option to acquire a 100% interest in the Beattie, Donchester and Dumico properties under three mineral property option agreements dated May 1, 2008 (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively, with similar terms.

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

ii.

issuance of 100,000 shares of the Company to Beattie, 50,000 shares of the Company to 2699681, and 100,000 shares of the Company to 2588111 on December 1, 2012 (issued); and

iii.

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

Vegetation in the area consists mainly of second growth birch, poplar & spruce. The properties are crossed by higher ridges, and mill tailings were deposited in several of the lower-lying areas. The region is within the Abitibi Greenstone belt, and the properties lie along a portion of the Porcupine-Destor Fault, as well as several off-shoots known as the Beattie, Donchester Faults. Gold mineralization appears to be related to late intrusions of syenite and/or feldspar porphyries in volcanics along lines of weakness adjacent to or coincident with the Beattie and Donchester Faults.

History

The Duparquet project covers 7.7 kilometers of strike length along the historically prolific gold-bearing Porcupine-Destor fault and associated splays. Much of the project has been relatively unexplored in the past, and historic drilling has only been conducted to relatively shallow depths of generally less than 400 meters below surface.

The Beattie Mine has seen the highest level of operation of the 4 properties, including mining and milling on-site between 1933 and 1956. Gold was first discovered in Duparquet Township by John Beattie in 1910, but the first claims in MC292 were staked by Mr. Beattie in 1923. The Main or North orebody was discovered in 1930, and a six-compartment shaft was sunk to a depth of 1,150 feet, with nine levels established at 150-foot intervals. A 2,000 ton per day flotation plant was built, and production started in 1933, with a cyanidation plant installed in 1934 and a roaster added in 1937. Additional shafts were sunk to support higher production rates, which rose to 1,900 tons/day in 1941/1942. The owner of the property acquired the Donchester property in 1941, and mining proceeded at Donchester from 1946 to 1956, with the ore processed at the Beattie mill. Due to rising costs, production ceased at both Beattie and Donchester. The Beattie mill processed a total of 10,614,421 tons at an average grade of 0.126 oz gold per ton. Of that total, 1,350,000 tons grading 0.14 oz/ton gold were mined from the Donchester property.

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

Over the last 7 years, a total of 966 drill holes totaling 267,128 meters have been completed on the Duparquet project.

2008 - 154 diamond drill holes, consisting of 49,204 meters

2009 - 176 diamond drill holes, consisting of 51,718 meters

2010 - 316 diamond drill holes, consisting of 107,402 meters

2011 - 79 diamond drill holes, consisting of 8,531 meters

2012 - 98 diamond drill holes, consisting of 28,952 meters

2013 - 143 diamond drill holes, consisting of 21,321 meters

2014 – No Drilling

The 2010 drilling consisted of 316 holes (49,204 meters at an average length of 340 meters per hole) that were completed on the Beattie, Donchester, and Central Duparquet properties.

An airborne TDEM and Magnetic survey was completed over the Duparquet Project in March of 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature, which includes several parallel units that are observed on all of the properties. Several magnetic high anomaly structures trending east-west and northeasterly can be observed from the survey. These anomalous areas have been followed up by Clifton.

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

The 2012 drilling was conducted on the Beattie, Donchester, and Central Duparquet properties and consisted of 98 drill holes, totaling 28,952 meters. The program concentrated on increasing the gold resource, as well as upgrading portions of the resource. Drilling was also focused on obtaining sufficient representative samples required to obtain an integrated Mineral Resource estimate and metallurgical testing which included 47 drill holes, totaling 3,997 meters (average 85 meters per hole).

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

No drilling was conducted in fiscal 2014 as the Company focused its efforts on the Pre-Feasibility Study.

Quality Assurance/Quality Control (QA/QC) Procedure

For the 2012/2013 drill program, drill cores were boxed, covered and sealed at the drill rigs, and transported by drilling employees to the core logging facility at the Beattie mine where Company personnel took over the core handling. The core was logged and sampled by, or under the supervision of, Company geologists. Each sample was tagged with a unique number. Drill core samples were sawed by technicians and then bagged and sealed before being grouped in batches. The sample batches were shipped directly to Techni-Lab S.G.B. Abitibi Inc. (“Techni-Lab”), an independent ISO 17025 accredited facility in Sainte-Germaine-Boulé, Québec for assay.

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

In August 2013, InnovExplo completed an updated NI 43-101 compliant mineral resource estimate for the Duparquet Project, which includes the Beattie Tailings. The update includes additional new and resampled drill holes which were not included in the original estimate, as well as Dumico area drill holes. The estimate is for 60 mineralized zones, an envelope zone containing the remaining isolated gold intercepts, and 4 tailing zones. The estimate was made using 3D block modeling of the project with a strike-length of 4.5 kilometers and a width of approximately 1 kilometer, to a vertical depth of 1,050 meters below surface. The 60 mineralized zones have been interpreted in cross-sections spaced 25 meters part. The estimate is based on a total of 168,555 sampled intervals taken from 260,948.4 meters of drilled core, and a total of 2,371 analyses taken from 1,827 meters of channels. QA/QC analyses were carried on 1111 drill hole samples (only duplicate samples, excluding blanks and standards). A total of 47 drill holes were not included in the resource estimate because of the cut-off date and will be added and integrated in a future reserve/resource estimate. The deposit remains open for extensions at depth and along strike.

The August 2013 mineral resource estimate was used in the Pre-Feasibility Study which was completed by InnovExplo in April 2014.

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

The project has been designed as an open-pit mine and contains three designated areas: In-Pit, Underground and tailings. The reserve estimate is derived from the Measured and Indicated resources within the pit shell, and does not include any underground resources.

Mineral Reserve Estimate (Exclusive of Mineral Resources)

		Area
Resources Type	Parameters	Tailings	In-Pit	TOTAL
	Cut-off (g/t)	> 0.45	> 0.51
	Tonnes (t)	19,600	175,100	194,700
Proven	Grade (t)	2.06	1.31	1.38
	Au (Oz)	1,295	7,372	8,667

	Tonnes (t)	4,105,000	35,063,400	39,168,400
Probable	Grade (t)	0.93	1.56	1.50
	Au (Oz)	123,200	1,763,664	1,886,864

Proven	Tonnes (t)	4,124,600	35,238,400	39,363,000
+	Grade (t)	0.94	1.56	1.50
Probable	Au (Oz)	124,495	1,771,035	1,895,530

In-Pit results are presented undiluted within Whittle-optimized pit shells. Whittle parameters used for the reserve pit shell are:

•

Mining cost = US$2.20 / tonne

•

Milling cost = US$16.77 / tonne

•

Refining cost = $5 / ounce

•

Overburden removal = $0.88 / tonne

•

Transportation cost from stockpile to mill = $0.88 / tonne

•

Additional cost related to old stope = $1.00 / tonne

•

General & Administrative cost = US$3.12 / tonne

•

Gold Price = US$1,350

- 28 -

•

Mining recovery = 95%

•

Milling recovery = 93.9%

•

Dilution = 10%

•

Pit slope = 45 degrees on the north wall and 48 degrees on the south wall

•

Production = 10,000 tpd

•

Cut-off grade 0.51 g/t

Mineral Resource Estimate (Exclusive of Mineral Reserves)

		Area
Resources Type	Parameters	In-Pit (PFS)	In-Pit (Resource)	Underground	TOTAL
	Cut-off (g/t)	> 0.45	> 0.45	> 2.00
	Tonnes (t)	-	-	-	-
Measured	Grade (t)	-	-	-	-
	Au (Oz)	-	-	-	-

	Tonnes (t)	1,542,200	18,644,100	3,550,200	23,736,500
Indicated	Grade (t)	0.48	1.32	2.78	1.48
	Au (Oz)	23,800	789,896	314,275	1,127,972

Measured	Tonnes (t)	1,542,200	18,644,100	3,550,200	23,736,500
+	Grade (t)	0.48	1.32	2.78	1.48
Indicated	Au (Oz)	23,800	789,896	314,275	1,127,972

	Tonnes (t)	5,702,600	18,201,700	5,705,400	29,609,700
Inferred	Grade (t)	0.81	1.28	2.96	1.50
	Au (Oz)	149,227	750,616	532,059	1,431,902

Whittle parameters used for the resource pit shells are:

•

Mining cost = US$2.40 / tonne

•

Milling cost = US$13.46 / tonne

•

General & Administrative cost = US$4.18 / tonne

•

Gold Price = US$1,445

•

Mining recovery = 90.9%

•

Milling recovery = 93.9%

•

Pit slope = 52 degrees.

The estimate includes 60 gold-bearing zones and a remaining envelope containing isolated gold intercepts. In-Pit results are presented undiluted within Whittle-optimized pit shells. In-Pit (Resource) results are presented undiluted within the Resource-optimized pit shells, exclusive of any material contained within the PFS Pitshells. Underground results are presented undiluted and in-situ, outside Whittle-optimized pitshells. In-Pit resources were compiled at 0.35, 0.40, 0.45, 0.50, 0.55, 0.60, 0.65, 0.70, 0.80 and 0.90 g/t Au cut-off grades. Underground resources were compiled at 1.5, 2.0, 2.5, 3.0, 3.5, 4.0 and 5.0 g/t Au cut-off grades. Cut-off grades must be re-evaluated in light of prevailing market conditions, including the gold price, exchange rate, and mining costs.

A minimum true thickness of 3.0 m. was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. A fixed density of 2.73 g/cm3 was used in mineralized zones and in the envelope. High-grade capping was done on the raw data for In-Pit and Underground and established at 25.0 g/t Au for diamond drill hole assays and channel sample assays. For In-Pit and Underground, compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel sample sections falling within the mineralized zone envelopes (composite = 1.0 meters). Resources were evaluated from drill hole and surface channel samples using an ID2 interpolation method in a block model. The In-Pit measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10m around existing channels. The In-Pit and Underground indicated category is defined by the combination of blocks within a maximum distance of 15m of existing stopes and blocks for which the average distance to drill hole composites is less than 45m. The number of metric tons was rounded to the nearest 100.

Underground indicated category is defined by the combination of blocks within a maximum distance of 15m from existing stopes and blocks for which the average distance to drill hole composites is less than 45m.

Pre-Feasibility Study

In May 2013, the Company engaged InnovExplo Inc. to complete a Pre-Feasibility Study (“PFS”) on the Duparquet Project. The PFS was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by Canadian National Instrument 43-101 and was completed in April 2014.

The PFS was prepared as a 10,000 tonne-per-day open-pit mining project, producing an average of 173,000 ounces per year for the first 5 years, and an average of 158,000 ounces per year over the 11 years of production studied. Proven and Probable Reserves total 39.4 million tonnes at an average grade of 1.50 g/t Au, from which a total of 1.7 million ounces of gold are projected to be recoverable under the PFS parameters.

The PFS used the following assumptions (all in Canadian dollars except where indicated):

Gold Price (US$/ounce)	US$1,300
Foreign exchange rate (C$/US$)	$1.10/$1.00
In-pit and Tailing Reserves mined:	1.89 million oz
Average Total Site Cash Cost (life of mine of 11 years)	US$775
Average Total All-In-Cost, Average life of mine	US$1,042
Average annual operating cash flow Pre-tax (years 1 -10)	$99.1 million
Payback period	4.3 years
Internal Rate of Return, pre-tax	15.1%
Internal Rate of Return, after-tax	12.1%
Net Present Value 5% pre-tax	$222 million
Mine plan tonnage (11 year life of mine)	39.36 million tonnes at 1.50 g/t au and 1.94 g/t Ag
Mine plan, tonnage and grade (g/t au)
Ore	29.45 Mt / 1.69 g/t
Low grade stockpiles	5.79 Mt / 0.90 g/t
Existing tailings	4.12 Mt / 0.94 g/t
Strip ratio (Waste : Ore): Ramp and roads included in pit design, 45° and 48° pit walls	8.26 : 1
Nominal daily production rate (tonnes)	10,000
Estimated overall gold recovery (%) – POX scenario	90.1%
Total recovered gold	1.6 million ounces
Pre-production period	4 years

Mine life	11 years
Average annual gold production:
Average first 5 years	173,000 ounces
Average 11 years life of mine	158,000 ounces
Pre-production capital	$394 million
Sustaining capital (excluding $24.5 million closing costs)	$118 million
Average milling cost per tonne of rock	$15.96
Average milling cost per tonne of existing tailings	$13.68
Average operating cash cost per tonne milled, life of mine	$36.94

The pre-production capital costs and sustaining costs for the Duparquet Project are estimated to be $394 million and $118 million, respectively, excluding $24.5 million for closure costs. Contingencies and indirect costs included in the capital costs and sustaining capital costs total $98.7 million or approximately 26% of all pre-production costs. The average operating cash cost is estimated at US$775 per ounce of gold over a life of mine (LOM) of 11 years. All in costs are estimated at US$1,042 per ounce of gold.

The NI 43-101 resource estimate was prepared in August, 2013, by InnovExplo for the PFS and was used to develop an open-pit mining plan that would result in mining 1.89 million ounces of gold. The life of mine (“LOM”) estimate is 11 years, with the potential for future expansion with a successful diamond drilling program to convert parts or all of the Inferred Resources. For the LOM, a total of 1.7 million ounces of gold are recovered. Only mineralized material classified as Measured and Indicated Mineral Resources was considered in the mine plan.

Mining plan

The Duparquet Project will first address legacy issues at this brownfield location. The existing roaster dating from the 1930’s will be demolished and the site will be cleaned up in compliance with all environmental regulations. The historical Beattie tailings area will be isolated from Lake Duparquet, and will be reclaimed. Run-off from the project’s watershed will be collected, controlled and treated. The environmental Capex for historical and proposed mining operations is estimated at $53.1 million before mining of the open-pit commences (and these costs have been included in the total capital cost estimates of the project), and is expected to total $70.4 million over the LOM. Reclamation costs at the end of the future operations are estimated at $24.5 million.

The Duparquet Project has been designed as an open-pit mine with a planned ore production rate of 3,650,000 tonnes per year (10,000 tpd). It is anticipated that permitting and construction of the mine would take approximately four years. The mill start-up will occur in the last pre-production year when 535,500 tonnes of ore is expected to be processed. The mining plan is supplemented by the 4.12 million tonnes of available tailings.

Due to the proximity of the town of Duparquet which is adjacent and to the south of the mining concessions of the Duparquet Project, a mining plan to minimize any effect to the Duparquet town or provincial infrastructures was selected. The mine scenario would therefore be more socially acceptable, but has the effect of leaving in-situ parts of the deposit. These untouched portions may be recovered eventually, by further extensions of the mine life.

Pit optimization was performed by InnovExplo using Whittle software from Geovia (previously Gemcom). The optimized pit shell was generated by a Lerchs-Grossmann pit optimizer algorithm. All ramps and roads were included. The north wall has a slope angle of 45° to allow the presence of the ramp and the south wall slope is 48°. The pits were designed with a double benching arrangement, and include an 8.5 meter geotechnical safety berm at every 20 meters in vertical depth.

The mining schedule will require the extraction of 39.4 million tonnes of mineralized material and 291.2 million tonnes of waste rock, resulting in a LOM strip ratio of 8.26 to 1. The overburden consists of 23.4 million tonnes, and will be put aside for reclamation work. Accounting for the overburden, the LOM strip ratio is 8.92 to 1.

Conventional open-pit mining methods will be used, requiring a fleet of 136 tonne capacity off-road haul trucks, hydraulic excavators (16.5 m3), production drills and various ancillary equipment. Mine operations were designed to support an average daily production rate of 96,600 tonnes, including overburden.

Metallurgy and Mineral Processing

Gold mineralization of the Duparquet Project is associated with disseminated sulphides, dominantly pyrite (95%) and lesser arsenopyrite (5%). As the material is refractory, the selection of an oxidation method before the cyanidation of a flotation concentrate became necessary to improve and optimize the level of gold recovery. The consistency of the recovery results obtained, combined with current and historical use of this technology elsewhere in the world over the last 30 years, led to the selection of the conventional pressure oxidation (“POX”) technology, utilizing an autoclave, as the preferred method of oxidation for the Duparquet Project.

This process uses sulphide oxidation at high pressure and temperatures, thereby speeding up the kinetics and allowing the reaction to be self-sustaining. The processing facilities will be located on the Duparquet Project site and include: crushing, grinding, flotation, pressure oxidation, cyanidation, carbon-in-pulp (CIP), carbon stripping, electrowinning, refining and cyanide destruction.

Metallurgical test work performed by SGS Lakefield indicates that the use of the pressure oxidation circuit prior to concentrate cyanidation leaching, combined with flotation tailings cyanidation, improves the projected overall gold recoveries to 93.9 % for the mineralized material and to 83.9 % for the existing tailings. After evaluating the financial return of the flotation tailings cyanidation circuit, it was decided not to incorporate this circuit in the mill design. Therefore, the overall recovery used in the PFS is 90.1% for gold and 90% for silver. The process facility was designed for an average feed of 10,000 tonnes per day (“tpd”).

The PFS considered two possible processing scenarios. The POX process generated the highest financial return, while the alternative Concentrate production process resulted in lower capital and lower operating costs. Based on the current results, the POX process is favored in the PFS. Metallurgical gold recovery used in the PFS is 90.1%, since it was decided not to proceed with the recovery of gold from the new flotation tailings due to an insufficient financial return at the gold price used.

The Concentrate production alternative generates a lower financial return than the POX process is related to lower overall revenues from the concentrate because of higher shipping and third-party smelting costs and lower payable gold and silver by smelters. The alternative Concentrate production process would generate 94,500 tonnes of concentrate per year, grading on average 50 g/t gold, and a similar silver grade. The calculated NPV (5% discount rate) is $68.7 million and IRR before tax is 8.6% using the same US$1,300 gold price. However, if the Concentrate production process could be integrated vertically in a corporate structure, whereby final processing would be controlled by the same owner, the concentrate production process could deliver returns similar to the POX process, with a lower Capex of $357 million and average production cost of US$670 per ounce of gold. The Company and its consulting firms have identified several technical areas to improve the mining and milling scenarios. A possible increase in the overall return is related to the optimization of the pit design, the mining sequence, and a reduction in the strip ratio. The Company will also pursue the Concentrate production process scenario by continuing discussions with processing companies.

Tailings Ponds

The PFS includes two distinct tailings impoundments for the pressure oxidation scenario. Ninety four percent (94%) of the tailings containing very low sulphide, very low arsenic, and no cyanide will be stored in a flotation thickened tailings pond. The remaining 6% of the tailings, coming from the autoclave circuit, will be stored in a specifically designed lined impoundment after cyanide destruction. The tailings will meet all environmental guidelines.

The Company has completed the first two phases of its Environmental Baseline Study and is working with the government, community and First Nations groups surrounding the project to maintain an open dialogue as the project advances.

Proposed Surface Infrastructure

The proposed mine infrastructure incorporates the following:

•

Covered ore pile and mill complex, including a crushing, grinding, flotation, pressure oxidation, cyanidation with carbon-in-pulp circuit (CIP) and a refinery;

•

Two tailings ponds, one overburden storage area and three waste rock dumps;

•

Office complex, a six door open-pit garage and associated services buildings;

•

New electrical main line from the Hydro Quebec grid, site substation and site electrical distribution installations;

•

Water treatment plant, pit dewatering system, surface water management.

•

Access roads to the site and on site; parking facilities, ramp system, green wall.

Mine Closure

Mine closure costs are estimated at $24.5 million. They are incorporated in the cash-flow calculations, but are not included as capital or sustaining capital costs. Wherever practical, a progressive reclamation approach is recommended, since the two (2) tailings ponds will be built in stages. At Duparquet, the overburden disposal area will be reclaimed and this material will be used as capping material to re-vegetate waste rock and tailings disposal sites.

Capital and Sustaining Capital Costs Estimates

The PFS is based on capital pricing as of the last quarter 2013. The capital costs include various added contingencies depending on the sectors. The pre-production capital costs are estimated at $394 million and sustaining capital is estimated at $118 million. Contingencies and indirect costs total $98.7 million of the pre-production costs and represent 26% of the costs. Indirect costs (owner's costs, Engineering, Procurement and Construction Management ("EPCM") and detailed engineering) of 37% have been applied on the process plant and to the other surface infrastructure. Average contingency for all environmental items is 20%. Sustaining capital expenditures are estimated at $118 million over 11 years.

Operating Costs

The LOM average operating cash cost is estimated at US$775 per ounce of gold, or an average of just under $37/t milled.

Current and Anticipated Work

Following the positive PFS, the Company’s consultant InnovExplo recommends the preparation of a Feasibility Study to advance the project to the feasibility stage. The additional work would include:

•

Updating the reserve and resource calculations to include the results from the 47 holes that were received after the last cut-off date.

•

Further definition drilling to increase Mineral Resources and to upgrade Inferred Resources to an Indicated category.

•

Further exploration drilling on the Duparquet Project to increase resources and confidence on the geological model. More specifically, the NE-SW striking secondary zones should be drilled to test their lateral and depth extensions.

•

Additional metallurgical tests related to ore variability and to firm up design basis to further define the flow sheet of the ore treatment and for final design of the mill facilities.

•

Continuing permitting and social outreach to present the project to the communities. Additional baseline data will have to continue to be gathered to complete what has up to this date been collected in order to adequately assess the project’s potential environmental and social effects.

•

Initiate negotiations with Hydro-Quebec to advance the work for installation of the power line.

Any additional work on the property will be dependent upon several factors, particularly the satisfaction of the payments due to the optionors under the property agreements. A $10,000,000 installment payment is due on December 1, 2014. If the Company is unable to raise the additional financing necessary for the payment, or is unable to renegotiate the agreements, it may result in the termination of the property agreements, although the Company would retain a 10% interest in the property.

Duquesne Project

Quebec, Canada

Gold Exploration

The Duquesne Gold Project is located in Destor and Duparquet townships, Quebec. The Duquesne property was formerly considered to be part of the Duparquet project, but was recently excluded from the project due to the results of an internal study on the potential viability of the Duquesne property and is now considered to be a stand-alone project.

Figure No. 4

Duquesne Gold Property

Claim Map

640 000 mE
644 000 mE
648 000 mE
5 374 000 mN
5 370 000 mN
N
W
E
S
DESTOR PROPERTY
Clifton Star
DUQUESNE PROPERTY
Mines d'Or Duquesne
LEPINE PROPERTY
Clifton Star
SOUTHWEST PROPERTY
Clifton Star
DUPARQUET
DESTOR
32D11
32D10
32D06
32D07
2 km
4177551
4129261
4177591
4177541
4129251
4177581
4177561
4177601
C004415
C004414
C004413
C004412
C004411
C004416
C004417
C001561
C004425
C004424
C004423
C004422
C004421
C004445
C004444
C004443
C004442
C004441
C006435
C006434
C006431
C006432
C006433
C004446
C004454
C004453
C004452
C004451
3819412
3819413
3819414
3819415
3831481
3831482
3831483
3831484
3831383
3831384
3816601
3816602
3816611
3816612
3816613
3816621
3816622
3831491
3831492
3831493
3831494
3831495
C009464
C009461
C009462
C009463
G001091
G001092
G001611
377
13234
13235
13171
13172
13173
13174
C001544
C001543
C001534
C001531
C001542
C001532
C001541
C001533
C004391
C004392
C004393
C004394
C004401
C004402
5276039
5276040
5276049
5276050
5276051
5276055
5276056
5276057
2166259
2166260
2166261
2166262
2166263
2035176
2035177
2035180
2035178
2035179
2166275
2166274
2166273
2166272
2166271
2166270
2166269
2166268
2166267
2166266
2166265
2166264

Acquisition Details

The Company currently has a 100% interest (subject to a 2.5% NSR) in the Duquesne property. Under an option agreement dated September 20, 2006, (subsequently amended May 14, 2007 and June 11, 2007) Clifton could acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”). Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor, and must pay $1,800,000 cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period. The optionor retained a 3% Net Smelter Return Royalty (“NSR”), while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time, for a total of $6,000,000. On June 30, 2010, the Company fulfilled all obligations under the option agreement, and acquired a 100% interest in the Duquesne property, subject to the 3% NSR. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000 cash. The remaining NSR of 2.5% must be purchased in tranches of 0.5% NSR in consideration of $1.0M for each tranche, for a total of $6,000,000, starting in June 2017, under certain conditions.

The Duquesne property originally consisted of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township. During Fiscal 2009, the Company acquired additional claims totaling 964 hectares, known as the Duquesne Extension / Southwest Property; which adjoins the Duquesne property to the south and southwest. In addition, the Company acquired claims totaling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property, respectively. The optionor retains a 2% Net Smelter Return Royalty on these claims.

In September 2012, the Company announced an agreement with Xmet Inc. (“Xmet”), an unrelated public company, to sell its Duquesne property to Xmet. In exchange for its 100% interest in the Duquesne property (subject to a 2.5% NSR held by a third party), Clifton was to receive Xmet common shares representing a maximum total of 19.9% of Xmet’s outstanding common shares. Completion of the transaction was subject to a number of conditions, including Xmet exercising a separate option agreement to purchase an interest in a neighboring property, raising financing, obtaining all necessary approvals, and the acceptance of the TSX Venture Exchange. Xmet was unable to meet the transaction conditions. In April 2013, Xmet announced that it would not be proceeding with the acquisition of the Duquesne property. Therefore, the Company retains its 100% interest in the property, subject to the 2.5% NSR held by the third party.

Property Details

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

From 1987 to 1991, Radisson Mining Resources Inc. complied with orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site. The head-frame was taken down and the shaft cement-capped. All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed. Ore material extracted was taken off-site to be processed. All trailers and buildings (including head-frame) were taken off site. Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities and the Company is not aware of any outstanding environmental concerns

Exploration work resumed in 1990, and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. From 2000 until its acquisition by the Company, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft, where there was little exploration work done in the past. Mineralization was encountered.

Over the last 7 years, a total of 125 drill holes totaling 47,772 meters have been completed on the Duquesne project.

2008 - 38 diamond drill holes, consisting of 20,034 meters

2009 - 14 diamond drill holes, consisting of 6,619 meters

2010 - 70 diamond drill holes, consisting of 20,614 meters

2011 - 3 diamond drill holes, consisting of 505 meters

2012 - No Drilling

2013 - No Drilling

2014 – No Drilling

In 2010, the Company completed 70 drill holes for a total of 20,614 meters on the Duquesne property. The following year 3 drill holes were completed for a total of 505 meters on the Duquesne property. During 2012 and 2013, geophysical work consisting of IP surveying was conducted. A surface rock sampling program was completed during 2014.

In June 2014, the Company completed an internal study on the potential economic viability on the project. The study considered the gold price, the investment requirements and the potential level of economic resources on the property. Based on the conclusions of the study, the Company decided to record a write-down of $7,630,457 on the exploration and evaluation assets in fiscal 2014.

Hunter Mine Property

Quebec, Canada

Copper/Zinc/Silver Exploration

The Hunter Mine Property is a former copper/silver producer, totaling 127.5 hectares, located approximately 8.0 km northeast of the town of Duparquet and the Beattie/Donchester mine properties (Figure 5). The Company can acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009 and September 14, 2012) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project" description.

Approximately 117,000 tons averaging. 0.99% Cu was mined on the property from underground workings through 1957. Zinc and silver values are also associated with the known copper mineralized zones. One hole of 150 meters was drilled immediately east of the Hunter Shaft. The hole cored into copper-bearing sheared-rhyolites, and ended in zinc-bearing intermediate tuffs. The most significant values were over 2.0% zinc, with low copper and silver values. Previous drilling (since 1996) was carried out to locate copper-bearing zones on the west side of the Hunter Shaft; and three continuous copper-bearing zones were encountered during these programs; all associated with the contacts between rhyolites and intermediate tuffs.

Over the last 7 years, a total of 13 drill holes totaling 4,176 meters have been completed on the Hunter project.

2008 - 1 diamond drill hole1 totaling 45.8 meters

2009 - 1 diamond drill hole1 totaling 53.5 meters

2010 - 1 diamond drill hole1 totaling 201.0 meters

2011 - 10 diamond drill holes, consisting of 3,975 meters

2012 - No Drilling

2013 - No Drilling

2014 – No Drilling

In fiscal 2011, the company completed 10 drill holes totaling 3,975 metres on the Hunter property. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7 which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays ranged from about 10 to 30 grams per tonne. Other than hole #7, most of the intersections were at depths of 200 to 300 meters.

Geophysical work, consisting of IP surveys, was carried out on the Hunter property in the 2012 and 2013 calendar years. A surface rock sampling program was completed in 2014.

Figure No. 5

Hunter Property

Claim Map

Roquemaure Property

Quebec, Canada

Copper/Zinc/Silver Exploration

During June and July 2014, the Company map staked 40 mining claims totaling 2,271 hectares in northwest Quebec. The property is 100% owned by the Company and is not subject to any underlying royalties.

No work was carried out in 2014.

Figure No. 6

Roquemaure Property

Claim Map

617 500 mE
620 000 mE
622 500 mE
625 000 mE
5 390 000 mN
5 387 500 mN
5 385 000 mN
Abitibi Lake
2406903
2406904
2406905
2406906
2406907
2406908
2406909
2406910
2406911
2406912
2406913
2406892
2406893
2406894
2406895
2406896
2406897
2406898
2406899
2406900
2406901
2406902
2406914
2406915
2406886
2406887
2406888
2406889
2406890
2406891
2406881
2406882
2406883
2406884
2406885
2406876
2406877
2406878
2406879
2406880
ROQUEMAURE
Duparquet River

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

No work was conducted on the Cat Lake property in fiscal 2013 or 2014.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended June 30, 2014, 2013, 2012 and 2011 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

The Company is currently primarily engaged in the exploration of mineral properties. The Company's principal project is the Duparquet Project in Quebec, Canada

The Company has a option to acquire a 100% interest in the Beattie, Donchester and Dumico properties under three mineral property option agreements dated May 1, 2008 (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively, with similar terms. Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. To earn its interest in each of the optionor companies which own the Beattie-Donchester-Dumico gold properties, pursuant to the October 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010, to earn a 10% interest (paid); pay $22 million in cash by December 1, 2012; and pay $30 million in cash by December 1, 2017. Once the final payment is made, the Company will have a 100% interest in each of the optionor companies with no NSR. In September 2012, the Company and the optionors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the optionor companies, the Company must pay $2 million (paid) and issue 250,000 common shares (issued); pay an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017.  There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance. The optionors have retained a 2% NSR for the duration of the option period, but the NSR would be eliminated upon the Company acquiring 100% interest in each of the vendor companies.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims totaling 293 hectares located in Duparquet Township, Quebec.

To fund exploration expenses and the above efforts, the Company has issued equity in public and private placements of equity, stock-for-property arrangements, and the exercise of stock options and warrants. As of June 30, 2014, the Company had working capital of $1,965,662. The Company believes it has sufficient funds to undertake its planned operations and anticipated property expenditures through Fiscal 2015.  However, if the Company decides to proceed with the acquisition of the remaining 90% interest in the private optionor companies which own the Beattie, Donchester and Dumico properties, the Company will be required to pay the vendors $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. Clifton does not currently have the funds required to complete the required $10 million payment due December 1, 2014. The Company is of the opinion that it has the right to access a loan of $22,500,000 from Osisko for the required payments to acquire the optionors of the properties. Discussions between the Company and Osisko did not result in the companies reaching an agreement on the loan. On June 3, 2014, the Company filed a legal action against Osisko in order to ensure compliance with the loan agreement. If the Company fails to make any of the above payments, or is unable to renegotiate the option agreements, the original agreements and their current amendments will be automatically terminated and the related exploration and evaluation assets would then be written-off. However, the Company would retain its 10% interest of the issued and outstanding shares of the optionors it has already acquired.

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

Table No. 3 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds/ Deemed Value

2014	Property Acquisition	250,000	$ 0.24	$ 60,000

2013	Flow-through Private Placement	2,760,000	$ 1.25	$ 3,450,000

2012	None	N/A	N/A	N/A

2011	Flow-through Private Placement	182,000	$ 5.50	$ 1,001,000
	Exercise of Options	368,500	Various	946,098
	Exercise of Agent's Options	579,584	Various	1,211,531
	Exercise of Warrants	5,770,108	Various	14,033,638

2010	Exercise of Options	1,544,000	Various	$ 3,896,900
	Exercise of Agent's Options	184,054	Various	397,695
	Exercise of Warrants	3,199,308	Various	7,770,875
	Acquisition of NSR	10,000	$ 5.74	57,400

Results of Operations

Fiscal 2014 ended June 30, 2014 vs. Fiscal 2013 ended June 30, 2013

The net loss and comprehensive loss for the year ended June 30, 2014 was $6,245,111, or $(0.16) per share, compared to the net loss and comprehensive loss of $3,869,453, or $(0.10) per share, for the year ended June 30, 2013. The higher net loss in the current year was largely due to the write-down of exploration and evaluation assets of $7,630,457 related to the value of the Duquesne Property. Loss from operations was $1,949,448 for the year ended June 30, 2014 compared to a loss of $3,400,743 for fiscal 2013. The decrease was largely due to a decline in share-based payments to $215,716 from $977,411 as the Company’s common share price has fallen and resulted in a lower expenses using the graded-vesting accounting method. The Company also recorded the one-time expense of settlement of litigation of $350,000 in fiscal 2013 and none in fiscal 2014.

In addition to the significant decrease in share-based payments and settlement of litigation costs, the Company also realized significant changes in the following operating expenditures:

•

Wages & benefits of $663,627 (2013 - $768,890) decreased by $105,263, compared to the same period in 2013, primarily as a result of the payment of management team bonuses 25% in cash and 25% as share-based payments.

•

Consulting of $104,378 (2013 - $165,269) decreased by $60,891 compared to the same period in 2013 primarily explained by the termination of Harry Miller’s management contract and new efforts to identify potential mining tax credits recoverable from previous years.

•

Professional fees of $412,236 (2013 - $511,105) decreased by $98,869. The decrease is mainly explained by the absence of legal costs related to the statement of claim against the Company and two former directors recorded on September 19, 2007. This claim was settled out of Court without any admission of wrong doing. The decrease was offset partially by the legal counsel fees to support the preparation of a legal claim against Osisko.

•

Investor relations of $191,862 (2013 - $246,875) decreased by $55,013, mainly explained by the reclassification of some expenses to ‘Filing and transfer agent fees’. This was partially offset by the hiring of two consultants to improve investor relations in the North American and European markets.

•

Travel and telephone of $42,637 (2013 - $56,617) decreased by $13,980. The decrease is mainly explained by the reduction of the travelling expenses incurred compared to the same period in 2013.

•

Office and miscellaneous of $81,181 (2013 - $89,305) decreased by $8,124 compared to the same period in 2013, mainly due to timing of the occurrence of the expenses.

•

Director’s fees of $158,000 (2013 - $156,000) increased by $2,000, primarily explained by the addition of one director in December 2012 and the creation of a new committee, the Technical, Environmental, Health and Safety Committee.

•

Filing and transfer agent fees of $29,946 (2013 – $27,731) increased by $2,215 mainly due to the reclassification of some expenses from ‘Investor relations’. This was mainly offset by the non-recurrent costs incurred in the same period in 2013 for the closing of a Brokered Flow-Through Private Placement.

Other operating costs, including amortization and insurance, totaled $49,865 for the year ended June 30, 2014 compared to $51,540 in the prior year. Interest income declined to $45,425 from $103,617 in fiscal 2013, a decrease of $58,192. The reduction is a direct result of decreased cash balances and short-term investments during the year ended June 30, 2014.

Deferred income tax recovery was $3,289,369 compared to a tax charge of ($572,327) for the year ended June 30, 2013. The increase was primarily due to the write-down of the exploration and evaluation assets of the Duquesne Property and the net loss incurred in the twelve months period ended June 30, 2014.

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

•

Filing and transfer agent fees of $27,731 (2012 – $24,550) increased by $3,181 compared to the year ended June 30, 2012, mainly due to the closing of a Brokered Flow-Through Private Placement.

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

•

Wages & Benefits rose to $310,863 from $78,000 due to the hiring of a new CEO, CFO and Vice-President, Exploration, as well as a new administrative assistant in fiscal 2012.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2014 was $1,965,662, including cash of $1,328,239 and refundable tax credits and mining duties of $890,137. Management believes it has sufficient funds to support the Company’s general, administrative and corporate requirements through Fiscal 2015. The Company will likely require additional financing to meet its anticipated corporate expenditures for fiscal 2016. The Company may raise additional funds through the sale of equity as funding opportunities become available.

If the Company decides to proceed with the acquisition of the remaining 90% interest in the private optionor companies which own the Beattie, Donchester and Dumico properties, the Company will be required to pay the vendors $10 million on December 1, 2014. The Company does not currently have the funds required to complete the required $10 million payment due December 1, 2014. If the Company decides to proceed with the acquisition of the private optionor companies, it will require additional funds to satisfy the required payment. If the Company fails to make any of the above payments, or is unable to renegotiate the option agreements, the original agreements and their current amendments will be automatically terminated and the related exploration and evaluations will then have to be written-off. The Company would retain its previously acquired 10% interest in the issued and outstanding shares of the optionors.

Fiscal 2014 Ended June 30, 2014

The Company's working capital position at June 30, 2014 was $1,965,662, including cash of $1,328,239 and refundable tax credits and mining duties of $890,137. During the fiscal year, Operating Activities provided cash of $924,977, including the net loss for the year of $6,245,111. Items not affected by cash include amortization of $8,088, share-based payments of $215,716, write-down of exploration and evaluation assets of $7,630,457, and deferred income tax recovery of $3,289,369. Changes in non-cash working capital items include a decrease in receivables of $256,036, a decrease in refundable tax credits received of $2,843,974, an increase in prepaids of $65,927, and an increase in accounts payable and accrued liabilities of $428,887.

There were no Financing Activities during the year. Investing Activities used cash of $3,040,026, with the entire amount from additions to exploration and evaluation assets.

Cash totaled $1,328,239 at June 30, 2014 compared to cash of $3,443,288 at June 30, 2013, a decrease of $2,115,049 during the year.

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

SIGNIFICANT ACCOUNTING POLICIES

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) issued and applicable as of June 30, 2014. The Company has consistently applied the same accounting policies to all periods presented in these consolidated financial statements.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

Use of judgments and estimates

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and metallurgic information, the scoping of the pre-feasibility study of the Duparquet project, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the project. In addition, management’s assessment of the recoverability of this asset assumes that it will be able to increase to 100% its ownership in the Duparquet project and to finance the Company’s development in the Duparquet project.  Should management not be successful in obtaining the required financing, the mining asset value will no longer be recoverable.

Information about assumptions and estimation uncertainties at the end of the reporting period that have a significant risk of resulting in material adjustments to the Company’s assets and liabilities are as follows:

Recoverability and probability of future economic benefits of mineral property interests

The Company considers both external and internal sources of information in assessing whether there are any indications that exploration and valuation assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of exploration and evaluation assets. Internal sources of information the Company considers include the pre-feasibility study.

In determining the recoverable amounts of the Company’s evaluation and exploration assets, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s valuation assets and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, expected future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, effective production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s evaluation and exploration assets is a key assumption in determining their recoverable amounts.

Reduction in metal price forecasts, increase in expected future costs of production, increase in expected capital expenditures, reduction in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s evaluation and exploration assets.

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

Refundable tax credits and mining duties and non-refundable tax credits

The Company is entitled to a refundable tax credit of 35% until June 4, 2014 and 28% thereafter on qualified exploration expenditures incurred in the province of Quebec. The Company is also entitled to a refund of mining duties of 16% on 50% of qualified mining exploration expenses during the period, net of the refundable tax credit. The company was also entitled to a federal non-refundable tax credit of 5% up to December 31, 2013 on qualified exploration expenditures incurred, net of the refundable tax credit.

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

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. Subsequent costs are capitalized to the respective mineral property interests.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

•

the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, or is not expected to be renewed or the mining property ownership not gained.

•

substantive expenditures on further exploration for and evaluation of mineral resources in the specific area is neither budgeted or planned.

•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•

sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

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

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

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

Restoration and provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate, and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets. Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset. At June 30, 2014 and 2013, no restoration provision has been recognized.

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

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the deficit.

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

(a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net loss.

Changes in accounting policies

The following new standards, interpretations and amendments, which have been applied in these consolidated financial statements, did not have a material impact on the Company’s consolidated financial statements:

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

IFRIC 20 Stripping costs in the production phase of a surface mine

In IFRIC 20, the IFRS Interpretations Committee sets out principles for the recognition of production stripping costs in the statement of financial position. The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods, and sets out criteria for capitalizing such costs. While the Company is not yet in the production phase, the adoption of IFRIC 20 did not have an impact on the Company’s consolidated financial statements.

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

Future accounting changes

The following new standards have not been applied in these consolidated financial statements and may have an impact on the Company’s future financial statements:

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 will be effective for the Company beginning on July 1, 2014. The Company does not believe this guidance will have a material impact.

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

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

Table No. 4 Contractual Obligations As of June 30, 2014

Payments due by period

	Total	Less than 1 year	1 – 3 years	3 – 5 Years	More than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations (1)	$ 21,244	$ 21,244	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

(1) The Operating Lease Obligations includes a lease on the Company's corporate offices and leases on two vehicles.

The Company also has an agreement in place to acquire the remaining 90% interest in the private companies that own the Beattie-Donchester-Dumico gold properties, pursuant to the amended agreement dated September 14, 2012. To earn the remaining 90% interest in the optionees, the Company must pay $2 million (paid) and issue 250,000 common shares (issued); an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. The Company is not contractually obligated to make any or all of these payments if it does not wish to acquire the remaining interest in the properties.

For the Duquesne property, the remaining NSR2.5% could be purchased in tranche of 0.5% NSR in consideration of $1.0 million for each tranche, starting June 2017.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of October 30, 2014 that will require significant future cash outlays.

5.G.  Safe Harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 5 Directors and Senior Management August 31, 2014

Name	Positions	Age	Date First Elected or Appointed
Michel F. Bouchard (4)(5)	President, CEO and Director	60	November 2011
Louis Dufour (5)	Chief Financial Officer	58	January 2012
Louis Martin (5)	Vice-President, Exploration	53	December 2011
Ross Glanville (1)(2)(4)(6)	Chairman and Director	67	January 2010
Peter Gundy (1)(2)(3)(7)	Director	75	May 2010
Yves Harvey (1)(3)(4)(7)	Director	64	December 2012
Philip Nolan (2)(3)(7)	Director	52	August 2008

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

Louis Dufour, CPA, CA, was named Chief Financial Officer of the Company on January 23, 2012. Mr. Dufour is a Chartered Public Accountant with thirty five years of experience. He began his career at KPMG before becoming controller of Kenworth of Canada. Since 2008, he served as Vice-President, Finance and CFO of Dualam Plastics Inc., a company specializing in the design, fabrication and installation of plastic and fiberglass tanks and piping until its acquisition by ZCL Composites, a public company traded on the TSX. After the completion of the acquisition by ZCL, Mr. Dufour served as Director of Operations of ZCL Dualam Inc., where he was interim manager of all business activities of the Dualam Group, and integrated the administration, marketing and operational processes of Dualam with ZCL.

Louis Martin was named Vice President, Exploration on December 19, 2011. Mr. Martin is a professional geologist with a Bachelor of Science, Geology degree from Concordia University and a Pure and Applied Science degree from Vanier College. Mr. Martin has over 29 years of professional experience, and has worked in numerous exploration camps in Ontario and Quebec. He was part of two different exploration teams that received the Quebec Prospectors Association "Discovery of the Year" award, including in 1989 for the Louvicourt deposit and in 2005 for the West Ansil deposit. He has worked for Falconbridge, Noranda, Goldcorp, Teck and Aur Resources. From 2002 to 2011, he served as senior geologist for Xstrata Copper, where he was responsible for target generation and compilation, including construction of 3D models for the Noranda and Timmins camps, as well as porphyry projects across Canada. He is a current member of the Quebec Mineral Exploration Association, the Ontario Prospectors Association, the Prospectors and Developers Association of Canada, the Professional Geoscientists of Ontario and the Order of Geologists of Quebec.

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

Peter Gundy, Director of the Company, was the founder and former President, CEO and Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company. He served as President and Chief Executive Officer from 1992 to 2006 and resigned as Chairman in 2008. He has also served as a Director of a number of exploration, development, and mining companies. Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors.  He is currently a director and co-owner of Veritprop Ltd. in Toronto.

Yves Harvey, Ph.D. Director of the Company, was from 1991 to 2006 the former President and Executive Director of SOQUEM, the Quebec Provincial Mining Company. He formerly served as Executive Director of COREM, a mineral industry research laboratory which is a collaborative industry/government consortium. He currently serves as a director and a member of the Compensation Committee of Stornoway Diamond Corporation, a diamond exploration company listed on the TSX Exchange. Mr. Harvey received his Ph.D. in economic geology from Universite Laval, Quebec, in 1984 and received a masters degree in geological engineering from Ecole Polytechnique, Montreal in 1975. He is a member of the Ordre des Ingenieurs du Quebec (retired status), the Association des Prospecteurs du Quebec, the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). In 1994, he received the Past President’s Memorial Medal from CIM in recognition of his contributions to the Canadian mining industry. In 1995, CIM awarded him Quebec’s District Medal and in 1996, the District #2 Medal. He received the CIM Distinguished Service Medal in 2001.

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

For Fiscal 2012, the Board of Directors voted special fees to Directors due to the reconstruction of the Company’s management and the additional work required of the members of the Board.

No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2014, 2013, and 2012, ended June 30, for each Director.

Table No. 6
Director Compensation
Name	Fiscal Year	Fees Earned	Option-based Awards(1)	All Other Compensation		Total
Peter Gundy	2014 2013 2012	$32,500 33,500 61,000	$20,138 22,399 67,781	$	- -	$52,638 55,899 128,781
Philip Nolan	2014 2013 2012	$33,000 34,000 61,500	$20,138 22,399 327,161	$	- -	$53,138 56,399 388,661
Ross Glanville	2014 2013 2012	$59,000 67,000 98,750	$25,483 27,999 87,144	$	- - -	$84,483 94,999 185,894
Yves Harvey	2014 2013	$33,500 21,500	$22,888 44,799	$	- -	$56,388 66,299
Frederick T. Archibald (2)	2012	$10,000	$-		$96,818	$106,818
Nick Segounis (3)	2012	$15,500	$83,376		$-	$98,876

1.     Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of 1.21% (2013 – 1.11% 2012 - 1.47%; expected average life of 5.0 years (2013 – 5.0 years; 2012 - 4.54 years), expected volatility of 79.47 (2013 – 79.47%; 2012 - 84.19%) and expected dividend yield of 0% (2013 - 0%; 2012 - 0%).

2. Geological fees of $96,818 were paid to Mr. Archibald for exploration activities on the Corporation’s properties in fiscal 2012. Mr. Archibald resigned as a Director in October 2011.
3. Mr. Segounis did not stand for re-election at the 2011 Annual General Meeting of Shareholders, and ceased to be a director effective December 5, 2011.

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2014.

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

Closing price of the common shares of the Company on the TSX Venture Exchange as of June 30, 2014 was $0.26.

Senior Management Compensation

The following table details compensation paid/accrued for Fiscal 2014, 2013 and 2012, ended June 30th, for the Senior Management.

Table No. 7
Senior Management Compensation
Name and principal position	Fiscal Year	Salary		Share-based awards	Option-based awards(1)		Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
							Annual incentive plans	Long-term incentive plans
Michel Bouchard, President and CEO	2014 2013 2012		$330,000 420,000 196,154	Nil Nil Nil		$60,723 44,799 569,301	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$11,000 (2) 11,000 Nil	$390,723 475,799 765,455
Harry Miller, Former President/CEO and Corporate Secretary (3)	2014 2013 2012	$	Nil Nil Nil	Nil Nil Nil	$	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$67,036 146,224 195,414	$67,036 146,224 195,414
Louis Dufour, CFO	2014 2013 2012		$141,750 162,000 59,711	Nil Nil Nil		$19,585 65,511 27,112	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$5,000 (2) 5,000 Nil	$161,335 256,115 86,823
Louis Martin, Vice-President	2014 2013 2012		$147,000 168,000 75,385	Nil Nil Nil		$21,235 65,511 38,732	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$5,000 (2) 5.000 Nil	$168,235 238,511 114,117
Ian Beardmore, Former CFO (4)	2012	$	Nil	Nil	$	Nil	Nil	Nil	Nil	$88,848 (5)	$88,848

(1)      Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of 1.51% (2013 – 1.31%; 2012 - 1.47%), expected average life of 5.0 years (2013 – 5.0 years; 2012 - 4.54 years), expected volatility of 74.05% (2013 – 86.25%; 2012 - 84.19%) and expected dividend yield of 0%  (2013 - 0%; 2012 - 0%).

(2) “Other Compensation” for Mr. Bouchard, Mr. Dufour, and Mr. Martin is for contributions to each person’s Registered Retirement Savings Plan (RRSP).
(3) Mr. Miller resigned as President and CEO, and as a Director, on November 6, 2011. He was named as Corporate Secretary and a Senior Advisor until December 31, 2013.
(4) Mr. Beardmore served as Chief Financial Officer until January 23, 2012.
(5) These amounts were paid to Mr. Beardmore as consulting fees.

The table below sets forth, for each Named Executive Officers, information regarding option-based awards outstanding as at June 30, 2014.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Michel Bouchard, President and CEO	274,000 435,000 315,000 200,000	$ 0.18 2.03 1.40 0.85	December 3, 2018 March 9, 2017 April 25, 2017 April 15, 2018

Louis Dufour, Chief Financial Officer	62,000 70,000 85,000	$ 0.18 1.40 1.14	December 3, 2018 April 25, 2017 September 14, 2017

Louis Martin, Vice-President, Exploration	64,000 100,000 85,000	$ 0.18 1.40 1.14	December 3, 2018 April 25, 2017 September 14, 2017

Closing price of the common shares of the Company on the TSX Venture Exchange as of June 30, 2014 was $0.26.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2014 ended June 30, 2014, the most recently completed fiscal year; there were 2,935,000 stock options outstanding. During Fiscal 2014, 400,000 stock options were granted to Senior Management as partial payment for bonus. During Fiscal 2014, no stock options were exercised; 50,000 stock options were cancelled and/or expired; and none were re-priced. The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter. During Fiscal 2014, no SARs (stock appreciation rights) were granted.

Table No. 8
Stock Option Grants
Fiscal 2014 Ended June 30, 2014

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Senior Management and Directors
Michel Bouchard	274,000	$ 0.18	December 3, 2013	December 3, 2018
Louis Dufour	62,000	$ 0.18	December 3, 2013	December 3, 2018
Louis Martin	64,000	$ 0.18	December 3, 2013	December 3, 2018
TOTAL	400,000

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8/9 for information about stock options.

Change of Control Remuneration.  Other than described below in “Written Management Agreements” regarding the Employment Agreements with Michel Bouchard, Louis Martin and Louis Dufour, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2015 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company has discretionary bonus clauses in the management contracts currently in effect with Michel Bouchard, Louis Dufour and Louis Martin as detailed in “Written Management Agreements” below.

Pension/Retirement Benefits.  Under the written management agreements with Michel Bouchard, Louis Martin and Louis Dufour, the Company provides funds for each person’s Registered Retirement Savings Plan (RRSP) annually. For Michel Bouchard, the Company makes a contribution of $11,910 in 2014 and $12,135 in 2015. For Louis Martin and Louis Dufour, the Company contributes $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP.

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

Written Management Agreements.

As of August 31, 2014, the Company has written management agreements in effect with Michel Bouchard, Louis Martin, and Louis Dufour.

Michel Bouchard Employment Agreement

Michel Bouchard was appointed President and Chief Executive Officer of Clifton Star effective November 7, 2011. Under the terms of his employment agreement dated January 1, 2014, he will receive an annual base salary of $300,000 for a term expiring on December 31, 2015. He also receives $11,910 annually in 2014 and $12,135 in 2015 as a contribution to his Registered Retirement Savings Plan, and a yearly bonus of up to 40% of his base salary by reaching objectives and goals to be determined by the Board. Should Mr. Bouchard’s office be terminated for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Bouchard’s employment agreement as of the date of termination. In the event Mr. Bouchard’s office is terminated by the Corporation without cause, or by Mr. Bouchard for a good reason, the Corporation shall have the obligation to pay the amount still owing under the term of the employment agreement if the termination occurs in the first twelve months of the employment agreement or by paying twelve months base salary if the termination occurs thereafter. Should Mr. Bouchard’s office be terminated as a result of a change of control, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2014, the Board of Directors held six regularly scheduled meetings. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholders; and all of the current directors attended the December 2013 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted September 1, 2006. The current members of the Audit Committee are: Ross Glanville (Chairman - not independent) and Peter Gundy and Yves Harvey (both independent).  The Audit Committee met quarterly during Fiscal 2014.

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

The Company has a Technical, Environmental, Health and Safety Committee.  The purpose of the Committee is to ensure compliance relating to environmental, occupational health and safety, and technical issues, which includes ore reserve calculations. The current members of the committee are Yves Harvey (Chairman), Michel Bouchard, and Ross Glanville.

6.C.5.  Code of Ethics

The Board has adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2014, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of June 30, 2014, the Company had five employees other than its Senior Management. Four of these employees are directly engaged in duties at the Company's mineral exploration properties. One of the employees is located at the Company’s head office for corporate administration. None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 9 Shareholdings of Directors and Senior Management June 30, 2014

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michel Bouchard (1)	1,196,400	3.01%
Common	Louis Dufour (2)	186,000	0.48%
Common	Louis Martin (3)	247,000	0.64%
Common	Ross Glanville (4)	358,750	0.92%
Common	Peter Gundy (5)	275,000	0.71%
Common	Yves Harvey (6)	166,000	0.43%
Common	Philip Nolan (7)	1,196,600	3.04%
	Directors and Senior Management Total	3,625,750	8.74%

(1)			1,037,000 of these shares represent vested stock options. An additional 187,000 stock options have been granted but not yet vested.
(2)			186,000 of these shares represent vested stock options. An additional 31,000 stock options have been granted but not yet vested.
(3)			217,000 of these shares represent vested stock options. An additional 32,000 stock options have been granted but not yet vested.
(4)			318,750 of these shares represent vested stock options. An additional 31,250 stock options have been granted but not yet vested.
(5)			250,000 of these shares represent vested stock options. An additional 25,000 stock options have been granted but not yet vested.
(6)			150,000 of these shares represent vested stock options. An additional 50,000 stock options have been granted but not yet vested.
(7)

673,500 of these common shares are owned indirectly through 3342913 Canada Inc., a private company controlled by Philip Nolan.

10,000 of these common shares are owned in the name of Vincenca La Greca, the wife of Philip Nolan

450,000 of these shares represent vested stock options. An additional 25,000 stock options have been granted but not yet vested.

# Based on 38,664,390 common shares outstanding at June 30, 2014, and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 10 Stock Options Outstanding June 30, 2014

Name	Number of Options Held	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors/Former Directors
Michel Bouchard	435,000 315,000 200,000 274,000	$ 2.03 1.40 0.85 0.18	March 9, 2012 April 25, 2012 April 15, 2013 December 3, 2013	March 9, 2017 April 25, 2017 April 15, 2018 December 3, 2018
Louis Dufour	70,000 85,000 62,000	$ 1.40 1.14 0.18	April 25, 2012 September 14, 2012 December 3, 2013	April 25, 2017 September 14, 2017 December 3, 2018
Louis Martin	100,000 85,000 64,000	$ 1.40 1.14 0.18	April 25, 2012 September 14, 2012 December 3, 2013	April 25, 2017 September 14, 2017 December 3, 2018
Ross Glanville	225,000 125,000	$ 1.40 0.85	April 25, 2012 April 15, 2013	April 25, 2012 April 15, 2018
Peter Gundy	175,000 100,000	$ 1.40 0.85	April 25, 2012 April 15, 2013	April 25, 2017 April 15, 2018
Yves Harvey	200,000	$ 0.85	April 15, 2013	April 15, 2018
Philip Nolan	200,000 175,000 100,000	$ 2.50 1.40 0.85	June 20, 2011 April 25, 2012 April 15, 2013	June 20, 2016 April 25, 2017 April 15, 2018
Total Officers and Directors	2,990,000

Employees/Consultants	15,000 280,000	$ 1.40 1.14	April 25, 2012 September 14, 2012	April 25, 2017 September 14, 2017
Total Employees/Consultants	295,000
TOTAL	3,285,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 11 5% or Greater Shareholders June 30, 2014

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Richard C. McKenzie Jr. (1)	3,162,700	8.18%

(1) Based upon information obtained from each holder's most recent Schedule 13G filing.

Based on 38,664,390 common shares outstanding at June 30, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

	Common Shares Owned at June 30, 2014	Common Shares Owned at June 30, 2013	Common Shares Owned at June 30, 2012
Harry Miller	1,247,200	1,211,200	1,206,200
Passport Capital, LLC (1)	Nil	3,268,301	7,025,800
Libra Advisors, LLC (2)	(3)	930,000	3,183,100
Richard C. McKenzie Jr. (4)	3,162,700	3,162,700	2,774,700

(1) Passport Capital, LLC acts as Investment Manager to various investment funds who hold common shares of the Company as reported in Passport's Schedule 13G filing.

(2) Libra Advisors, LLC is an Investment Manager as reported in Libra's Schedule 13G filing.

(3) Libra ceased to be a 5% holder on June 28, 2013 and the number of common shares owned as of June 30, 2014 is not reported.

(4) Richard C. McKenzie Jr. is a private investor as reported in Mr. McKenzie's Schedule 13G filing.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.  On July 31, 2014, the Company’s shareholders’ list showed 38,664,390 common shares outstanding, with 52 registered shareholders, including depositories. 38 of these shareholders were resident in Canada, holding 36,972,128 common shares (representing about 95.6% of the issued/outstanding shares); 14 registered shareholders were resident in the United States, holding 1,692,262 common shares (representing about 4.4% of the issued/outstanding shares); and no registered shareholders were resident in other countries.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During the year ended June 30, 2014, the Company entered into the following transactions with related parties:

a.

Paid or accrued $115,824 (2013 - $161,072; 2012 - $304,523) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

b.

Paid or accrued $Nil (2013 - $Nil; 2012 - $96,818) in geological consulting fees to F.T. Archibald Consulting Ltd, which is controlled by Fred Archibald, a former director of the Company.

c.

Paid or accrued $Nil (2013 - $Nil; 2012 - $88,848) in consulting fees to Ian Beardmore, former Chief Financial Officer of the Company.

d.

Paid or accrued $67,036 (2013 - $146,224; 2012 - $195,414) in management fees to Harry Miller, a former officer and former director of the Company.

Harry Miller and the Company originally entered into a management agreement dated January 1, 2009, and subsequently amended on October 1, 2009, for Mr. Miller to act as President and Chief Executive Officer of the Company for a period of three years from January 1, 2009. Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective October 1, 2009. The offices of Mr. Miller as President and Chief Executive Officer of the Corporation were terminated on November 6, 2011. Mr. Miller also resigned as a director of the Corporation. Pursuant to a new agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011, Mr. Miller continued to act on behalf of the Corporation as Secretary and Senior Advisor. Mr. Miller earned an annual retainer of $10,000 per month for a term that expired on December 31, 2013 - however, he continued to earn his former remuneration rate of $20,833.33 per month until December 31, 2011.

These transactions were in the normal course of operations, and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since June 30, 2014, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Deloitte LLP, Independent Registered Public Accounting Firm is included herein immediately preceding the financial statements.

a.

Audited Consolidated Financial Statements:

For Fiscal 2014 and 2013 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

Legal Claims

On June 3, 2014, the Company filed suit against Osisko in Quebec Superior Court. The claim relates to a contract signed between the parties that include a $22.5 million loan facility that the Company formally requested from Osisko in November 2012 in order to pay an option payment on the Duparquet Property. The credit facility was not made available by Osisko at that time and discussions between the parties failed to resolve the dispute. The Company is requesting that the original loan agreement be enforced which would result in Osisko advancing the Company the $22.5 million, plus interest, and the Company issuing eventually 6,961,538 common shares to Osisko.

On June 19th, 2014 The Company was served with proceedings, as an impleaded party, of an action instituted between some of the Optionors of the Beattie, Donchester and Dumico properties against other Optioners of the Beattie, Donchester and Dumico properties where damages were being claimed between the Optioners on the basis that improper transfers of mining titles had occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these proceedings amended their action to name the Company as Co-Defendants instead of as an impleaded party and claiming damages from the Company as it is alleged that the Company failed to carry-out proper due diligence before signing its agreement with the Optioners’ representative. As such, Plaintiffs have asked the Court to find the Company jointly and solidarily liable with the Co-Defendants for the purported damages suffered by the Plaintiffs. The Company strongly believes that the amended proceedings against it have simply been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this recourse against the Company.

However, these proceedings have complicated the Company’s quest for new financing as the Company has had to disclose to potential investors the risk to title.

The new litigation has further complicated renegotiating the terms of the existing options agreements as the Optioners are in active litigation with one another and neither party wishes to in any way compromise its position in that litigation..

At this time, it is premature to evaluate the outcome of these current legal proceedings.

On September 19, 2007, the Company and two former directors received a statement of claim. On August 8, 2013, the Company and the two former directors agreed to settle this claim out of Court without any admission of wrong doing. The Company’s obligation in the settlement amounted to $350,000, and was recorded in accounts payable and accrued liabilities in the audited consolidated financial statements.

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

The following table lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 12 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	High	Low	Closing
Monthly

September 2014	$ 0.21	$ 0.14	$ 0.18
August 2014	0.22	0.16	0.16
July 2014	0.25	0.21	0.21
June 2014	0.27	0.20	0.26
May 2014	0.28	0.21	0.21
April 2014	0.37	0.25	0.25

Quarterly
September 30, 2014	$ 0.25	$ 0.14	$ 0.18
June 30, 2014	0.37	0.20	0.26
March 31, 2014	0.44	0.18	0.28
December 31, 2013	0.25	0.16	0.18
September 30, 2013	0.33	0.20	0.24
June 30, 2013	0.67	0.22	0.24
March 31, 2012	0.95	0.64	0.68
December 31, 2012	1.28	0.60	0.86
September 30, 2012	1.28	0.75	1.19
June 30, 2012	1.68	0.90	1.08
March 31, 2012	2.31	1.53	1.60
December 31, 2011 *	No Trading

Yearly
Fiscal 2014 ended June 30, 2014	$ 0.44	$ 0.16	$ 0.26
Fiscal 2013 ended June 30, 2013	1.28	0.22	0.24
Fiscal 2012 ended June 30, 2012	2.90	0.90	1.08
Fiscal 2011 ended June 30, 2011	5.39	1.86	2.53
Fiscal 2010 ended June 30, 2010	8.25	1.85	3.97

*

On July 22, 2011, the British Columbia Securities Commission ("BCSC") issued a Cease-trade order (the "Order") against the Company and its common shares. The cease trade order was lifted and the shares resumed trading on March 9, 2012.

The Company’s common shares began trading on the Berlin Stock Exchange on August 23, 2005, with the trading symbol of “C3T.BE. Prices ranged from €3.91 to €0.01; the closing price as of August 30, 2014 was €0.17.

The Company’s common shares began trading on the Frankfurt Stock Exchange on November 5, 2008, with the trading symbol of “C3T.F”. Prices ranged from €3.90 to €0.15; the closing price on August 30, 2014 was €0.15.

The Company’s common shares began trading on the Stuttgart Stock Exchange on March 29, 2010, with the trading symbol of “C3T.SG. Prices ranged from €4.56 to €0.14; the closing price on August 30, 2014 was €0.14.

The Company’s common shares began trading on the Munich Stock Exchange on August 3, 2010, with the trading symbol of “C3T.MU”. Prices ranged from €3.92 to €0.15; the closing price on August 30, 2014 was €0.15.

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

Warrants

As of June 30, 2014, the Company had no stock purchase warrants outstanding.

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

Shareholder Right’s Plan

At the Annual/Special Meeting of Shareholders held on December 13, 2010, a Shareholder Right’s Plan was approved and must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed. On December 3, 2013, the shareholders approved the adoption of an Amended and Restated Shareholders Rights Plan (the “Plan”).

The purpose of the Plan is to provide the Board of directors and Shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of directors or, alternatively, to make a Permitted Bid (as defined in the Plan) without the approval of the Board of directors. The Plan addresses several concerns that are widely believed to be inherent in the provisions of current legislation governing take-over bids in Canada. These concerns are described in greater detail below.

Time to consider bid

Under current securities legislation, the minimum period that a take-over bid must remain open for acceptance is 35 days. The Board of Directors is of the view that 35 days constitutes an insufficient amount of time to permit the directors and Shareholders to assess an offer, and to allow the Directors to negotiate with the offeror, solicit competing offers and otherwise try to maximize Shareholder value. The Plan gives the Board of Directors and Shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of Directors and without triggering the Plan. In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions. A Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn. “Independent Shareholders” includes all holders of Voting Shares other than (i) a person (or a group of affiliated or associated persons) who has publicly announced that it has acquired beneficial ownership of 20% or more of the Common Shares (an “Acquiring Person”) (ii) any offeror making a take-over bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) persons acting “jointly or in concert” with an Acquiring Person; and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting and tendering to a take-over bid of the Voting Shares.

Pressure to tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited. The Plan therefore effectively separates a Shareholder’s decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

Unequal treatment of shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders. Under the Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20% or more of the Corporation’s Voting Shares must be made to all holders of Voting Shares.

How the Plan Works and Effect of the Plan

One right (a “Right”) has been issued in respect of each of the outstanding Common Shares to the Shareholders as of the close of business on November 10, 2010. One Right will also be issued in respect of each Common Share issued after November 10, 2010 and prior to the Separation Time (as defined below).

Notwithstanding the effectiveness of the Plan, the Rights are not exercisable until the Separation Time. Unless waived by the Board of directors in the circumstances permitted by the Plan, the Separation Time would generally be the close of business on the tenth trading day after the earliest to occur of:

- 73 -

•

a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (becoming an Acquiring Person) other than as a result of, among other things (i) a reduction in the number of Common Shares outstanding, or (ii) a “Permitted Bid” or a “Competing Permitted Bid” (as defined under the Plan);

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

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined under the Plan). The initial Exercise Price under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. “Market Price” is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board of directors (to the extent permitted by the Plan) or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

In the event of an unsolicited take-over bid or a bid that is not a Permitted Bid under the Plan, the Board of directors believes that the effect of the Plan will be to enhance Shareholder value, ensure equal treatment of Shareholders in the context of an acquisition of control, and lessen the pressure on Shareholders to tender to a bid. Upon the occurrence of a Flip-in-Event, the conversion price of the Debentures will be adjusted in accordance with the provisions of the indenture governing the Debentures.

It is not the intention of the Board of directors to entrench themselves or avoid a bid for control that is fair and in the best interest of Shareholders. For example, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Plan, regardless of the acceptability of the bid to the Board of directors.

The Plan does not diminish or detract from the duty of the Board of directors to act honestly, in good faith and in the best interests of the Corporation and its Shareholders, or to consider on that basis any take-over bid that is made, nor does the Plan alter the proxy mechanism to change the Board of directors, create dilution on the initial issue of the rights, or change the way in which the Corporation’s Common Shares trade.

The Plan must be reconfirmed by a resolution passed by a majority of greater than 50 % of the votes cast by holders of Voting Shares (as defined in the Plan) who vote in respect of this matter at the annual meeting of shareholders of the Company in 2016. If the Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Plan and all outstanding Rights (as defined in the Plan) shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event (as defined in the Plan) has occurred prior to the annual meeting of shareholders of the Company in 2016.

A copy of the Plan has been filed as an exhibit to this fiscal 2014 20-F Annual Report.

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

e.

Employment agreement between the Company and Michael Bouchard dated January 1, 2014. A copy of this agreement has been filed as an exhibit to this fiscal 2014 Annual Report.

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

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance if dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2014. The CEO and CFO assessed whether the disclosure controls and procedures as of June 30, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2014.

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

To evaluate the effectiveness of the Company’s Internal Control over Financial Reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") version of 1992.  Based on its assessment, management has concluded that, as of June 30, 2014, the Company's Internal Control over Financial Reporting was effective and no material weaknesses in the Company's Internal Control over Financial Reporting were identified.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls and Procedures and Internal Controls over Financial Reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16B.  CODE OF ETHICS

The Board adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2014, there are no material change reports relating to the conduct of any Directors or executive officers of the Company. A copy of the new “Code of Ethics” has been filed as an exhibit to the Company's Fiscal 2011 20-F Annual Report.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Deloitte LLP, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Deloitte LLP for audit and permitted non-audit services are submitted to the Audit Committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Deloitte LLP for fiscal 2014 and 2013 are detailed below.

Principal Accountant Fees and Services	Fiscal 2014 Ended June 30, 2014	Fiscal 2013 Ended June 30, 2013
Audit Fees	$70,000	$55,000
Audit-Related Fees	$14,500	-
Tax Fees	$52,350	-
All Other Fees	$5,365	-
TOTAL	$142,215	$55,000

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

The financial statements as required are attached hereto and found immediately following the text of this Annual Report. The Report of the Independent Registered Public Accounting Firm of Deloitte LLP is included herein immediately preceding the audited financial statements for the years ended June 30, 2014 and 2013.

Audited Financial Statements

    Report of Independent Registered Public Accounting Firm, October 28, 2014

    Consolidated Statement of Financial Position at June 30, 2014 and June 30, 2013

  Consolidated Statements of Loss and Comprehensive Loss

      for the years ended June 30, 2014, June 30, 2013 and June 30, 2012

  Consolidated Statements of Cash Flows

      for the years ended June 30, 2014, June 30, 2013 and June 30, 2012

  Consolidated Statements of Changes in Equity

      for the years ended June 30, 2014 and June 30, 2013

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

e.

Employment agreement between the Company and Michael Bouchard dated January 1, 2014. A copy of this agreement has been filed as an exhibit to this fiscal 2014 Annual Report

f.

Senior Advisor Agreement with Harry Miller between the Company and Harry Miller dated October 28, 2011. A copy of this agreement has been filed as an exhibit to the Company's Fiscal 2011 Annual Report.

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

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     Charter of the Technical, Environmental, Health and Safety Committee

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2014

Deloitte LLP. 1 Place Ville Marie Suite 3000 Montreal QC H3B 4T9 Canada

Tel.: 514-393-7115 Fax: 514-390-4113 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Clifton Star Resources Inc.

We have audited the accompanying consolidated financial statements of Clifton Star Resources Inc. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2014 and June 30, 2013 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the two year period ended June 30, 2014, and a summary of significant accounting policies and other explanatory information.

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

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Clifton Star Resources Inc. as at June 30, 2014 and June 30, 2013, and its financial performance and its cash flows for the two year period ended June 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Clifton Star Resources Inc. has incurred cumulative losses since inception, has a deficit of $25,305,457 as of June 30, 2014 and a net loss of $6,245,111 for the year ended June 30, 2014. These conditions, along with other matters as set forth in Note 2, indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

October 28, 2014

____________________

1 CPA auditor, CA, public accountancy permit No. A103322

Clifton Star Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Notes	As at June 30, 2014	As at June 30, 2013
ASSETS
Current assets:
Cash		$1,328,239	$3,443,288
Receivables	12	33,822	289,858
Refundable tax credits and mining duties	6	890,137	3,252,301
Prepaids		85,652	19,725
		2,337,850	7,005,172
Non-current assets:
Non-refundable tax credits	6	770,574	751,508
Property and equipment	7	56,063	64,151
Exploration and evaluation assets	8	36,718,578	42,253,866
		37,545,215	43,069,525
Total Assets		$39,883,065	$50,074,697
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$372,188	$1,476,051
Flow-through premium liability	9b	-	12,112
		372,188	1,488,163
Deferred income and mining tax liability	13	323,000	3,441,000
Total Liabilities		695,188	4,929,163
Equity:
Share capital	9a,b	59,583,659	59,523,659
Share-based payments reserve	9c	4,909,675	4,827,037
Deficit		(25,305,457)	(19,205,162)
Total Equity		39,187,877	45,145,534
Total Liabilities and Equity		$39,883,065	$50,074,697

Approved and authorized by the Board on October 28, 2014:

/s/ Michel Bouchard	/s/ Ross Glanville

Michel Bouchard, Director	Ross Glanville , Director

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
Year ended June 30

	Notes	2014	2013	2012
Expenses
Wages and benefits		$663,627	$768,890	$310,863
Share-based payments	9c	215,716	977,411	1,222,953
Director’s fees	10b	158,000	156,000	246,750
Consulting	10a	104,378	165,269	338,182
Professional fees	10a	412,236	511,105	581,276
Investor relations		191,862	246,875	111,436
Filing and transfer agent fees		29,946	27,731	24,550
Travel and telephone		42,637	56,617	141,804
Office and miscellaneous		81,181	89,305	104,688
Insurance		41,777	41,546	32,934
Amortization	7	8,088	9,994	8,302
Settlement of litigation		-	350,000	-
Loss from operations		$(1,949,448)	$(3,400,743)	$(3,123,738)

Other items
Write-down of exploration and evaluation assets	8c	(7,630,457)	-	-
Interest income		45,425	103,617	200,583
Loss before tax		(9,534,480)	(3,297,126)	(2,923,155)
Deferred income tax recovery (expense)	13	3,289,369	(572,327)	679,000
Net loss and comprehensive loss for the year		$(6,245,111)	$(3,869,453)	$(2,244,155)

Weighted average number of common shares outstanding		38,599,322	37,393,568	35,654,390

Basic and diluted loss per common share		$(0.16)	$(0.10)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
Year ended June 30

	Notes	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – July 1, 2012		35,654,390	$57,100,892	$11,821,755	$(23,399,313)	$45,523,334
Flow-through private placement, net of issuance costs and its
related tax effect	9b	2,760,000	2,422,767	33,848	-	2,456,615
Fair value of share-based payments capitalized	9c	-	-	57,627	-	57,627
Share-based payments	9c	-	-	977,411	-	977,411
Stock options expired	9c	-	-	(8,063,604)	8,063,604	-
Net Loss from July 1, 2012 to June 30, 2013		-	-	-	(3,869,453)	(3,869,453)
Balance – June 30, 2013		38,414,390	$59,523,659	$4,827,037	$(19,205,162)	$45,145,534
Fair value of stock issued for acquisition of properties	9a	250,000	60,000	-	-	60,000
Fair value of share-based payments capitalized	9c	-	-	11,738	-	11,738
Share-based payments	9c	-	-	215,716	-	215,716
Stock options expired	9c	-	-	(144,816)	144,816	-
Net Loss from July 1, 2013 to June 30, 2014		-	-	-	(6,245,111)	(6,245,111)
Balance – June 30, 2014		38,664,390	$59,583,659	$4,909,675	$(25,305,457)	$39,187,877

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Year ended June 30

	Notes	2014	2013	2012
Cash flows from operating activities
Net loss for the year		$(6,245,111)	$(3,869,453)	$(2,244,155)
Items not affecting cash:
Amortization	7	8,088	9,994	8,302
Share-based payments	9c	215,716	977,411	1,222,953
Write-down of exploration and evaluation assets	8c	7,630,457	-	-
Deferred income tax (recovery) expense	13	(3,289,369)	572,327	(679,000)
		(1,680,219)	(2,309,721)	(1,691,900)
Changes in non-cash working capital:
Receivables		256,036	201,966	(315,396)
Refundable tax credits received		2,843,974	230,144	-
Prepaids		(65,927)	9,568	37,191
Accounts payable and accrued liabilities		(428,887)	456,759	404,444
Net cash provided by (used in) operating activities		924,977	(1,411,284)	(1,565,661)
Cash flows from financing activities
Shares issued for cash	9b	-	3,450,000	-
Issuance costs paid	9b	-	(226,245)	-
Net cash provided by financing activities		-	3,223,755	-
Cash flows from investing activities
Additions to property and equipment	7	-	(367)	(26,168)
Short-term investments		-	4,360,000	(10,000)
Additions to exploration and evaluation assets		(3,040,026)	(9,834,448)	(3,896,658)
Net cash used in investing activities		(3,040,026)	(5,474,815)	(3,932,826)
Net decrease in cash		(2,115,049)	(3,662,344)	(5,498,487)
Cash – beginning of the year		3,443,288	7,105,632	12,604,119
Cash – end of the year		$1,328,239	$3,443,288	$7,105,632
Supplemental schedule of non-cash investing activities
Tax credits receivable and applied in reduction of exploration and evaluation assets	8	$341,617	$1,258,633	$3,769,344
Exploration and evaluation assets included in accounts payable and accrued liabilities		$44,650	$719,627	$418,171
Fair value of share-based payments included in exploration and evaluation assets		$11,738	$57,627	$10,879
Shares issued for acquisition of exploration and evaluation assets	9a	$60,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

1.

Nature of operations

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

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3. The Company’s web site address is www.cfo-star.com.

These consolidated financial statements were approved by the Company’s Board of Directors on October 28, 2014.

2.

Going concern

These consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to acquire the remaining 90% of the issued and outstanding shares of the optionors (note 8), to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to difficult market conditions facing junior mining companies, there is no assurance that the Company will be successful in raising additional financing to pay the $10,000,000 instalment that is required December 1, 2014 and the remaining $40,187,500 that will be required over the period from December 1, 2015 to December 1, 2017, in order to acquire 100% interest in the claims of the Duparquet Property (note 8).

At June 30, 2014, the Company had cash and cash equivalents of $1.3 million (June 30, 2013: $3.4 million) and working capital of $2.0 million (June 30, 2013: $5.5 million). The Company does not earn revenue from its operations; it has incurred a loss of 9.5 million before income taxes during the year ended June 30, 2014, and has a deficit of $25.3 million at June 30, 2014. Management believes that the cash on hand at June 30, 2014, is sufficient to meet corporate and administrative expenses for the coming twelve months. However, there is uncertainty as to the company’s abilities to meet its yet unrecorded instalments to the optionors amounting in aggregate to $10,000,000 by December 1, 2014 which is the stated date. Should management not be successful in its additional fund raising initiative, it may result in the termination of its option agreement on its main property, Duparquet, then the Company would retain a 10% interest in the Duparquet property and the related deferred exploration and evaluation assets

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

2.

Going concern – Continued

would then have to be written-off. Management has taken steps to reduce non-discretionary expenditures and financial overheads. The above could change significantly the financial position of the Company and its future strategy for investments in exploration and evaluation projects. These material uncertainties raise substantial doubt about the Company's ability to continue as a going concern.

3.

Summary of significant accounting policies

a.

Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) issued and outstanding as of June 30, 2014. The Company has consistently applied the same accounting policies to all periods presented in these consolidated financial statements.

b.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.

Use of judgments and estimates

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies – Continued

c.

Use of judgments and estimates - Continued

(i)

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and metallurgic information, the pre-feasibility study of the Duparquet project, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the project. In addition, management’s assessment of the recoverability of this asset assumes that it will be able to increase to 100% its ownership in the Duparquet project and to finance the Company’s development in the Duparquet project.  Should management not be successful in obtaining the required financing, the mining asset value will no longer be recoverable. (see note 2)

Information about assumptions and estimation uncertainties at the end of the reporting period that have a significant risk of resulting in material adjustments to the Company’s assets and liabilities are as follows:

(i)

Recoverability and probability of future economic benefits of mineral property interests

The Company considers both external and internal sources of information in assessing whether there are any indications that exploration and valuation assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of exploration and evaluation assets. Internal sources of information the Company considers include the pre-feasibility study.

In determining the recoverable amounts of the Company’s evaluation and exploration assets, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s valuation assets and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, expected future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s evaluation and exploration assets is a key assumption in determining their recoverable amounts.

Reductions in metal price forecasts, increases in expected future costs of production, increases in expected capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s evaluation and exploration assets.

(ii)

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities,

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies – Continued

c.

Use of judgments and estimates - Continued

(ii)

Income taxes and mining duties – Continued

expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

(ii)

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

Refundable tax credits and mining duties and non-refundable tax credits

The Company was entitled to a refundable tax credit of 35% until June 4, 2014, and of 28% thereafter, on qualified exploration expenditures incurred in the province of Quebec. The Company is also entitled to a refund of mining duties of 16% on 50% of qualified mining exploration expenses during the period, net of the refundable tax credit. The company was also entitled to a federal non-refundable tax credit of 5% up to December 31, 2013, on qualified exploration expenditures incurred, net of the refundable tax credit.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies - Continued

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

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. Subsequent costs are capitalized to the respective mineral property interests.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)

the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, or is not expected to be renewed or the mining property ownership not gained .

(ii)

substantive expenditures on further exploration for and evaluation of mineral resources in the specific area is neither budgeted or planned.

(iii)

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)

sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies - Continued

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

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

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

i.

Restoration and provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate, and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets. Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies - Continued

i.

 Restoration and provision - Continued

income on a systematic basis over the expected useful life of the asset. At June 30, 2014 and 2013, no restoration provision has been recognized.

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

k.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the deficit.

l.

Share capital

The Company records in share capital proceeds from share issuances, net of issue costs and any tax effects. The fair value of common shares issued as consideration for mineral properties is based on the trading price of those shares on the TSX-V on the date of the agreement to

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies - Continued

l.

Share capital - Continued

issue shares as determined by the Board of Directors. The Company occasionally issues stock options and other equity instruments as purchase consideration as non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants according to their relative fair value using the residual method to determine the value of warrants issued.

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

o.

Financial instruments

(i)  Financial assets - The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the nature and purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income. The Company does not have financial assets classified under this category.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies - Continued

o.

Financial assets - Continued

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

3.

Summary of significant accounting policies - Continued

o.

 Share capital - Continued

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net loss.

4.

Changes in accounting policies

The following new standards, interpretations and amendments, which have been applied in these consolidated financial statements, did not have a material impact on the Company’s consolidated financial statements:

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

•

IFRIC 20 Stripping costs in the production phase of a surface mine

In IFRIC 20, the IFRS Interpretations Committee sets out principles for the recognition of production stripping costs in the statement of financial position. The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods, and sets out criteria for capitalizing such costs. While the Company is not yet in the production phase, the adoption of IFRIC 20 did not have an impact on the Company’s consolidated financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

4.

Changes in accounting policies – Continued

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

5.

Future accounting changes

The following new standards have not been applied in these consolidated financial statements and may have an impact on the Company’s future financial statements:

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

•

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 will be effective for the Company beginning on July 1, 2014. The Company does not believe this guidance will have a material impact.

6.

Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of June 30, 2014, amount to $890,137 (June 30, 2013: $3,252,301) and relate to exploration expenses incurred in the years ended June 30, 2014, June 30, 2013 and June 30, 2012.

The non-current federal non-refundable tax credits, as of June 30, 2014, amount to $770,574 (June 30, 2013: $751,508) and relate to exploration expenses incurred in the years ended June 30, 2014, June 30, 2013 and June 30, 2012; it can be applied in reduction of future income tax payable.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

7.

Property and equipment

	Land	Computer Equipment	Building	Office Equipment	Total
Cost:
At July 1, 2013	$6,069	$20,609	$66,204	$9,557	$102,439
Additions	-	-	-	-	-
At June 30, 2014	6,069	20,609	66,204	9,557	102,439
Amortization:
At July 1, 2013	-	9,399	19,523	9,366	38,288
Charge for the period	-	3,363	4,668	57	8,088
At June 30, 2014	-	12,762	24,191	9,423	46,376
Net book value:
At July 1, 2013	6,069	11,210	46,681	191	64,151
At June 30, 2014	$6,069	$7,847	$42,013	$134	$56,063

	Land	Computer Equipment	Building	Office Equipment	Total
Cost:
At July 1, 2012	$6,069	$20,242	$66,204	$9,557	$102,072
Additions:	-	367	-	-	367
At June 30, 2013	6,069	20,609	66,204	9,557	102,439
Amortization:
At July 1, 2012	-	4,674	14,336	9,284	28,294
Charge for the period	-	4,725	5,187	82	9,994
At June 30, 2013	-	9,399	19,523	9,366	38,288
Net book value:
At July 1, 2012	6,069	15,568	51,868	273	73,778
At June 30, 2013	$6,069	$11,210	$46,681	$191	$64,151

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

8.

Exploration and evaluation assets

For the Year ended June 30, 2014	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties(***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Write-down of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

(*):    These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***): Other properties comprise: Cat Lake and Roquemaure

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

8.

Exploration and evaluation assets - Continued

For the Year ended June 30, 2013	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Property(***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,000,000	$4,000,000	$2,000,000	$612,400	$10,612,400	$2,103,500	$-	$-	$12,715,900
Additions during the year	800,000	800,000	400,000	125,000	2,125,000	1,000,000	-	-	3,125,000
	4,800,000(*)	4,800,000(*)	2,400,000(*)	737,400	12,737,400	3,103,500(**)	-	-	15,840,900
Acquisition costs, end of year
	8,377,285	5,539,867	598,980	125,759	14,641,891	5,517,763	379,800	63,614	20,603,068
Deferred exploration costs, beginning of year
Additions during the year:

Assays	182,056	309,454	62,835	118,019	672,364	-	-	-	672,364
Drilling	1,113,480	1,214,116	-	538,525	2,866,121	-	-	-	2,866,121
Field expenditures	625,320	544,160	-	185,385	1,354,865	19,969	10,165	-	1,384,999
Geological Consulting	224,071	189,378	4,171	15,483	433,103	-	-	-	433,103
Studies	560,477	220,396	-	-	780,873	-	-	-	780,873
Preliminary Economic Assessment	144,117	144,094	-	-	288,211	-	-	-	288,211
Prefeasibility Studies	280,559	273,968	-	88,333	642,860	-	-	-	642,860
	3,130,080	2,895,566	67,006	945,745	7,038,397	19,969	10,165	-	7,068,531
Total additions during the year
	(443,950)	(630,143)	(14,988)	(159,467)	(1,248,548)	(11,484)	1,399	-	(1,258,633)
Tax and mining credit applied during the year
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, end of year
	$15,863,415	$12,605,290	$3,050,998	$1,649,437	$33,169,140	$8,629,748	$391,364	$63,614	$42,253,866
Total exploration and evaluation assets

(*): These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***): Other property comprises: Cat Lake

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

8.

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

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of June 30, 2014, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, in October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111. The other remaining terms of these amended agreements are as follows:

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

These payments will permit the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. If the Company fails to make any of the above payments or to make new amendments to the Option Agreements, the original agreements and their current amendments will be automatically terminated and the related exploration and evaluation assets would then have to be written-off. The Company would still retain its 10% interest of the issued and outstanding shares of the optionors.

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

June 30, 2014

8.

Exploration and evaluation assets - Continued

a.

Beattie, Donchester and Dumico properties - Continued

operator, a total of $70,000,000 ($15,000,000 was incurred) to the joint venture over a four-year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company has filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to pay an option payment on the Duparquet Project. The credit facility was not made available by Osisko at that time, and discussions between the parties failed to resolve the dispute since then.

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

c.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company is required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

8.

Exploration and evaluation assets - Continued

c.

 Duquesne Property - Continued

the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranche of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company has decided to record a write-down of $7,630,457 on the exploration and evaluation assets incurred on this project.

d.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

e.

Other Properties

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

Roquemaure Property

The Roquemaure Project is composed of 40 mining claims covering 2,271 hectare. The claims were staked by Clifton Star Resources in June and July of 2014. The property is wholly owned by Clifton Star and is not subject to any underlying royalty or option or joint venture agreement.

9.

Share capital

a.

Share issuance

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As part of the amended agreements with the optionors related to the Beattie, Donchester and Dumico properties, the Company has issued on October 4, 2013, 250,000 shares at a price of $0.24 per share. The value of the share issuance of $60,000 was recorded as acquisition costs in the exploration and evaluation assets.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

9.

Share capital - Continued

a.

Flow through shares

On November 13, 2012, The Company completed a brokered private placement of 2,760,000 flow-through shares at $1.25 per share for gross proceeds of $3,450,000. The Company paid agent fees of $203,250 and issued 138,000 agent’s options (fair value $33,848) enabling the agent to purchase common shares for a period of eighteen (18) months at a price of $1.25 per share. The Company also paid $22,995 in legal fees. These issuance costs (net of the tax effect of $60,860) were applied in reduction of the share capital issued. In addition, the Company has recorded a flow-through premium liability of $828,000 of which $12,112 (June 30, 2013: $815,888) has been reversed against income tax expense at the time qualifying expenditures were incurred.

As of June 30, 2014, the Company has incurred the required exploration expenses eligible and, the Flow-through premium liability was reduced to $NIL.

b.

Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – July 31, 2012	4,720,000	$3.68
Granted	1,175,000	$0.96
Expired (1)	(2,960,000)	$4.81
Balance – June 30, 2013	2,935,000	$1.45
Granted	400,000	$0.18
Expired (1)	(50,000)	$5.00
Balance – June 30, 2014	3,285,000	$1.24

(1)

During the year ended June 30, 2014, 50,000 (June 30, 2013 – 2,960,000) stock options were cancelled, forfeited or have expired. Accordingly, the associated amount of $144,816 (June 30, 2013 – $8,063,604 recorded in share-based payments reserve was transferred to deficit.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

9.

Share issuance - Continued

c.

 Stock option - Continued

At June 30, 2014, the following options were outstanding and exercisable:

Expiry date	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted- Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	1.9	200,000
March 9, 2017	$2.03	435,000	2.7	435,000
April 25, 2017	$1.40	1,075,000	2.8	1,075,000
September 14, 2017	$1.14	450,000	3.2	450,000
April 15, 2018	$0.85	725,000	3.8	543,750
December 3, 2018	$0.18	400,000	4.4	200,000
	$1.24	3,285,000	3.2	2,903,750

The fair value of the stock options granted during the year calculated using the Black-Scholes option pricing model was $43,747 (2013 – $509,217; 2012 - $1,592,492), or $0.11 (2013 – $0.43; 2012 - $1.05) per option, and the Company expensed $215,716 and capitalized $11,738 as exploration assets (2013 – $977,411 and $57,627 respectively; 2012 - $1,222,953 and $10,879 respectively) of which $32,387 relates to the current year’s grants and $183,329 was from stock options granted in the prior year. The unamortized share-based payments balance of $19,271 (2013 – $202,977; 2012 - $728,798) will be recognized during the next fiscal year.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2014		2013		2012

Risk-free interest rate	1.51%		1.24%		1.32%
Expected life of options	5.0	Years	5.0	Years	5.0	Years
Annualized volatility(i)	74.05%		82.06%		84.29%
Dividend rate	0.00%		0.00%		0.00%
(i) The expected volatility used was based on the historic volatility of the Company’s share price

d.

Agent’s Options

The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – July 31, 2012	-	$-
Granted	138,000	$1.25
Balance – June 30, 2013	138,000	$1.25
Expired	(138,000)	$1.25
Balance – June 30, 2014	-	$-

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

9.

Share issuance - Continued

e.

Shareholder rights plan

On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholder Rights Plan (the “Plan”) (amended and restating the Shareholder Rights Plan of the Company dated November 10, 2010) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

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

10.

Related party transactions

Details of transactions between the Company and its related parties are disclosed below.

a.

Trading transactions

For the year ended June 30, 2014, the Company’s related parties consist of the following:

(i)

Paid or accrued for the year ended June 30, 2014, $115,824 (2013 - $161,072; 2012 - $304,523) to a legal firm which has a partner as director of the Company.

(ii)

Paid or accrued for the year ended June 30, 2014, $67,036 (2013 - $146,224; 2012 - $195,414) in consulting fees to the Company’s former Corporate Secretary and former President, CEO and director.

(iii)

Paid or accrued for the year ended June 30, 2014, $NIL (2013 - $NIL; 2012 - $96,818) in consulting fees to a company controlled by the Company’s former Vice-President of Exploration and director.

(iv)

Paid or accrued for the year ended June 30, 2014, $NIL (2013 - $NIL; 2012 - $88,848) in consulting fees to the Company’s former Chief Financial Officer (“CFO”).

Included in accounts payable and accrued liabilities as at June 30, 2014, is $60,000 (2013 - $60,000) for legal fees accrued to that same legal firm.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

10.

Related party transactions - Continued

a.

Trading transactions - Continued

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $87,500 or $450,000, respectively, to two of the three officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000 or $628,000, respectively, to two of the three officers.

b.

Compensation of key management personnel

The remuneration of the Company’s key management personnel for the years ended June 30, is as follows:

	2014	2013	2012
Salary of key management employees	$618,750	$750,000	$331,250
Directors fees	158,000	156,000	246,750
Consulting fees	67,036	146,224	381,080
Share-based payments	190,191	848,321	1,200,607
	$1,033,977	$1,900,545	$2,159,687

11.

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

June 30, 2014

11.

Management of capital - Continued

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

There were no changes in the Company’s approach to capital management during the year ended June 30, 2014, compared to the year ended June 30, 2013. The Company is not subject to externally-imposed capital requirements (see note 2).

12.

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

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through equity issues, flow-through shares issues, operating cash flows and the utilization of its liquidity reserves.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

12.

Financial instruments - Continued

If the Company fails to make the payments $10,000,000, due on December 1, 2014, related to the Beattie, Donchester and Dumico properties, or to make new amendments to the Option Agreements, the original agreements and the current amendments will be automatically terminated and the related exploration and evaluation assets would then have to be written-off. The Company would still retain its 10% interest of the issued and outstanding shares of the optionors.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. Since the Company has no financial obligations, its current risk is limited to potential returns on short-term deposits.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

13.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2014	2013	2012

Loss for the year before tax	$9,534,480	$3,297,126	$2,923,155
Expected income tax recovery	$(2,564,775)	$(892,777)	$(755,000)
Change in statutory tax rates and other	-	23,000	(229,000)
Effect of mining duties tax rate on the write-down of assets	(784,219)	-	-
Non-deductible share-based payments	58,000	263,000	306,000
Deferred exploration flow-through shares	54,684	1,232,000	29,000
Change in estimate (1)	-	768,000	-
Other	(40,947)	(5,008)	(30,000)
	$(3,277,257)	$1,388,215	$(679,000)
Reversal of flow-through premium	(12,112)	(815,888)	-

Deferred income tax expense (recovery)	$(3,289,369)	$572,327	$(679,000)

(1)

For the fiscal year 2013, the deferred mining duties tax provision was established under the assumption that the exploration and evaluation assets will be recovered through future production, not through the sale of the related assets as was the case in prior years. This change in assumption in 2013 resulted in an increase of the deferred mining duties tax liability of $768,000

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2014	2013

Deferred tax assets (liabilities)
Exploration and evaluation assets	$(4,250,000)	$(6,566,000)
Non-capital losses available for future period (i)	3,879,000	3,067,000
Financing costs	37,000	49,000
Property and equipment	11,000	9,000
Net deferred tax liability	$(323,000)	$(3,441,000)

(i) The Company has available non-capital losses that may be carried forward to apply against future years’ income for income tax purposes in certain jurisdictions. The Company has accumulated non-capital tax losses carryforwards of $14,380,000. The non-capital tax losses expire as follows:

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

13.

Income taxes – Continued

Available to years	Amount
2015	$27,000
2026	20,000
2027	77,000
2028	552,000
2029	1,249,000
2030	1,556,000
2031	1,784,000
2032	2,123,000
2033	3,970,000
2034	3,022,000
$14,380,000

The Company’s unrecognized temporary differences and tax losses are as follows:

	Expiry date range	2014	2013	2012
Temporary differences Allowable capital losses	No expiry date	$140,000	$140,000	$140,000

14.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

15.

Contingency

On June 3, 2014, the Company has filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that include a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to pay an option payment on the Duparquet Property. The credit facility was not made available by Osisko at that time and discussions between the parties failed to resolve the dispute since then.

At this time, it is premature to evaluate the outcome of these legal proceedings.

16.

Subsequent Event

On June 19th, 2014 The Company was served with proceedings, as an impleaded party, of an action instituted between some of the Optionors of the Beattie, Donchester and Dumico properties against other Optioners of the Beattie, Donchester and Dumico properties where

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2014

16.

Subsequent Event – Continued

damages were being claimed between the Optioners on the basis that improper transfers of mining titles had occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these proceedings amended their action to name the Company as Co-Defendants instead of as an impleaded party and claiming damages from the Company as it is alleged that the Company failed to carry-out proper due diligence before signing its agreement with the Optioners’ representative. As such, Plaintiffs have asked the Court to find the Company jointly and solidarily liable with the Co-Defendants for the purported damages suffered by the Plaintiffs. The Company strongly believes that the amended proceedings against it have simply been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this recourse against the Company.

However, these proceedings have complicated the Company’s quest for new financing as the Company has had to disclose to potential investors the risk to title.

The new litigation has further complicated renegotiating the terms of the existing options agreements as the Optioners are in active litigation with one another and neither party wishes to in any way compromise its position in that litigation.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: October 28, 2014	Signed: /s/ “Michel F. Bouchard”
Michel F. Bouchard, President and CEO

