Form 20-F
period 2015-06-30
Clifton Star Resources Inc.
filed 2015-10-29
CIK 1428267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended June 30, 2015

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	48,209,962

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer ☐ Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐	No ☒

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

Clifton Star Resources Inc. (the “Company”) is a mineral exploration company. Its main focus is on exploring its property interests.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for fiscal year 2015 ended June 30th, was derived or calculated from the financial statements audited by KPMG LLP, Independent Registered Accounting Firm, as indicated in their Report of Independent Registered Public Accounting Firm, which is included elsewhere in this Annual Report. The financial data for the fiscal years 2014 and 2013 ended June 30th, were derived or calculated from the financial statements audited by Deloitte LLP, Independent Registered Public Accounting Firm, as indicated in their Report of Independent Registered Public Accounting Firm, which is included elsewhere in this Annual Report. Deloitte & Touche, LLP name was changed to Deloitte LLP in January 2013. The Company changed its auditor from Deloitte LLP to KPMG LLP in June 2015. The selected financial data for the fiscal years 2012 and 2011, ended June 30th were derived or calculated from the financial statements audited by Davidson & Company LLP.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for fiscal years ended June 30, 2015, 2014, 2013, 2012, & 2011.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

Table No. 1
Selected Financial Data
International Financial Reporting Standards

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2011

Sales Revenue	$-	$-	$-	$-	$-
Loss From Operations	(27,053,413)	(9,579,905)	(3,400,743)	(3,123,738)	(5,220,364)
Net Loss and Comprehensive Loss	(26,668,558)	(6,245,111)	(3,869,453)	(2,244,155)	(4,765,837)
Basic/Diluted (Loss) Per Common Share	(0.64)	(0.16)	(0.10)	(0.06)	(0.14)
Dividends Per Share	-	-	-	-	-

Working Capital	$13,284,887	$1,965,662	$5,517,009	$13,397,588	$16,803,118
Exploration and Evaluation Assets	825,774	36,718,578	42,253,866	33,318,968	31,620,626
Investments	1,000,000	-	-	-	-
Deferred Income and Mining Tax Liability	-	323,000	3,441,000	1,267,000	1,946,000
Long-Term Debt	-	-	-	-	-
Capital Stock	62,223,494	59,583,659	59,523,659	57,100,892	57,100,892
Shareholder’s Equity	15,178,424	39,187,877	45,145,534	45,523,334	46,533,657
Total Assets	15,754,390	39,883,065	50,074,697	47,508,170	48,873,570

Weighted Avg. Shares O/S	41,828,812	38,599,322	37,393,568	35,654,390	33,454,231
Year End Shares O/S	48,209,962	38,664,390	38,414,390	35,654,390	35,654,390

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The following table sets forth the rate of exchange for the Canadian Dollar at the end of the most recent fiscal periods ended June 30th, the average rates for the period, and the range of high, low, and closing rates for the period. The data for each month during the previous six months are also provided.

Table No. 2
Canadian Dollars to Buy One US Dollar

Period	Average	High	Low	Close

September 2015		$ 1.34	$ 1.31	$ 1.34
August 2015		1.33	1.30	1.32
July 2015		1.31	1.26	1.30
June 2015		1.25	1.22	1.25
May 2015		1.25	1.20	1.25
April 2015		1.26	1.20	1.21

Fiscal Year Ended June 30, 2015	$ 1.19	$ 1.28	$ 1.06	$ 1.25
Fiscal Year Ended June 30, 2014	1.07	1.13	1.02	1.07
Fiscal Year Ended June 30, 2013	1.01	1.05	0.97	1.03
Fiscal Year Ended June 30, 2012	1.00	1.04	0.95	1.02
Fiscal Year Ended June 30, 2011	1.00	1.06	0.95	0.96

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

Risks Related to the Company

Clifton Star Has Not Yet Achieved Profitable Operations, and Expects to Incur Further Losses in the Development of Its Business.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has recorded no revenue and incurred net losses in each of the past three fiscal years, and does not expect to generate cash flow from operations in the foreseeable future.

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

Clifton Star Has Limited Positive Cash Flow from Operations and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.

The sale of securities to the public results in dilution to existing shareholders. For the past three years, Clifton Star has had no revenues and limited positive cash flow.

Historically, the primary source of funds available to Clifton Star has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

Dilution through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource’s Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At June 30, 2015, there were 2,950,000 share purchase options outstanding, which, if exercised, would result in an additional 2,950,000 common shares being issued and outstanding. For a breakdown of dilution, refer to the risk factor entitled: “Clifton Star does not have Positive Cash Flow and No Recent History of Significant Earnings, and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Clifton Star Resources Inc. engages in the exploration of mineral properties. Currently, the Company has an interest in several mineral properties in Canada, including an indirect 10% interest in Duparquet Project in Quebec. The Company is currently evaluating various mineral exploration properties and junior exploration companies for potential investments, acquisition or partnerships.

The Company’s executive office is located at:

Suite 217 – 1040 Belvedere Ave.

Quebec, QC, Canada

G1S 3G3

Telephone: (418) 914-9922

Facsimile: (418) 914-9687

e-mail: mbouchard@cfo-star.com

website: www.cfo-star.com

The Company’s executive office is located in premises of approximately 1,100 sq. ft., and Clifton began occupying these facilities in February 2012. The Company leases office space under an original formal lease which ran through January 31, 2014, but has been extended through January 31, 2016. Rental costs are $1,933 per month, including taxes.

The contact person is Michel Bouchard, and his email is mbouchard@cfo-star.com

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”CFO”; and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges in Germany.

The Company has an unlimited number of common shares without par value authorized. At June 30, 2015, the end of the Company's most recent fiscal year, there were 48,209,962 common shares issued and outstanding.

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

On September 20, 2006, the Company signed an option agreement (subsequently amended May 14, 2007, June 11, 2007, and July 31, 2012) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. On June 20, 2010, the Company fulfilled all its obligations under the option agreement and acquired a 100% interest in the Duquesne property, subject to a 3% Net Smelter Royalty ("NSR"), which the Company has the option to purchase from the optionor for the sum of $1,000,000 for each 0.5% for a total of $6,000,000. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000. The remaining NSR of 2.5% must be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

In June 2014, the Company completed an internal study on the potential economic viability of the Duquesne project. The study considered the gold price, the investment requirements and the potential level of economic resources on the property. Based on the conclusions of the study, the Company decided to record an impairment of $7,630,457 on the exploration and evaluation assets of the Duquesne project in fiscal 2014.

On May 1, 2008, the Company signed three mineral property option agreements (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  To earn its interest in each of the optionor companies which own the Beattie-Donchester-Dumico gold properties, pursuant to the October 2009 amended agreement, the Company was required to pay $8.5 million in cash to the vendors by June 1, 2010, to earn a 10% interest (paid); and pay $22 million in cash by December 1, 2012, and $30 million in cash by December 1, 2017, to acquire the additional 90% interest. Once the final payment was made, the Company would have a 100% interest in each of the optionor companies with no NSR. In September 2012, the Company and the optionors agreed to a revised option payment schedule. In order to earn the remaining 90% interest in the optionor companies, the Company must pay $2 million (Paid) and issue 250,000 common shares on December 1, 2012 (issued); an additional $10 million on December 1, 2014; an additional $10 million on December 1, 2015; an additional $15 million on December 1, 2016; and a final $15.2 million on December 1, 2017. The optionors retained a 2% NSR for the duration of the option period, but the NSR would be eliminated upon the Company acquiring 100% interest in each of the vendor companies.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest (subject to a 2% NSR) in the Central Duparquet property. The property comprises 18 mineral claims totalling 293 hectares located in Duparquet Township, Quebec. The Company earned a 100% interest in the property by paying $400,000 on January 13, 2009. On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. In consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400. Under the original acquisition agreement, during the five-year period following the date of execution of the agreement the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months. During fiscal 2015, the Company relinquished its interest in the property.

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

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the project. However, Clifton is of the opinion that it retains the right to access a loan of $22.5 million from Osisko on or before December 1, 2012, for payments to the property vendors. The loan would be for a period of 36 months at an interest rate of 5%. If Clifton were to access the funds, the Company would have the right to repay the loan by the issuance of Clifton common shares to Osisko at a price of $3.12 per share for the principal and at the market price of the shares for the interest. On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Discussions were subsequently held between the parties but no agreement was reached.

On June 3, 2014, the Company filed suit against Osisko in Quebec Superior Court over the $22.5 million loan facility. The Company requested that the original loan agreement be enforced, which would result in Osisko advancing the Company the $22.5 million, plus interest, and the Company eventually issuing 6,961,538 common shares to Osisko.

In June 2014, the Company was served with proceedings, as an impleaded party, in the course of an action instituted between some of the Optionors of the Duparquet project against other Optionors of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago. In August 2014, the Plaintiffs in this proceedings amended their action and included the Company as a Co-Defendant instead of as an impleaded party. In November 2014, the Company filed a request with the Quebec Superior Court for a Safeguard motion regarding its rights in the Duparquet Project option agreements. The Company asked the Court to suspend its obligations under the property option agreements due to the litigation instituted between some of the Duparquet Optionors against some of the other Optionors which named the Company. The Company felt that this litigation hindered its efforts to finance the next option payment of $10 million due December 1, 2014. The Court rejected the Company’s request for a Safeguard motion.

On December 1, 2014, the Company terminated its option on the remaining 90% interest in the Companies that own the Duparquet property as it did not make the $10 million option payment due. The Company attempted to renegotiate the option agreement with the project Optionors but was unsuccessful. The Company was also unsuccessful in its search for strategic partners or investors to fund the $10 million option payment. With the termination of the option agreement, the Company retains a 10% interest in the companies that own the Duparquet Project and recorded an impairment of $31.5 million. The Company also decided to terminate its direct involvement in exploration of the Central Duparquet Property and recorded an impairment charge of approximately $1.8 million in fiscal 2015.

In March 2015, the Company announced that it had reached a settlement agreement with Canadian Malartic Corporation (“Canadian Malartic”), the successor corporation to Osisko, over the litigation instituted by Clifton Star against Osisko in June, 2014. Under the agreement, Canadian Malartic paid Clifton Star approximately $5.27 million cash in consideration for a full and final release from all claims under the lawsuit without any admission of liability by Canadian Malartic.

Concurrent with the litigation settlement with Canadian Malartic, the Company entered into two separate non-brokered private placements with Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”). Yamana and Agnico Eagle jointly acquired Osisko in June 2014. Yamana and Agnico Eagle each agreed to subscribe for 4,772,786 common shares of Clifton Star at a price of $0.60 per share for total proceeds of $5,727,343.60. The shares represented approximately 9.9% of the issued and outstanding shares of Clifton Star, and the Company granted both Yamana and Agnico Eagle the right to maintain their voting positions in Clifton Star for 24 months following the closing date of the placements. Yamana and Agnico Eagle also each agreed to a two-year hold period for the Clifton Star shares issued under the private placements and an 18-month standstill, in each case, from the date of closing. The private placements were closed, and the shares issued, effective March 2, 2015.

In fiscal 2014 and 2015, the Company staked 4 new gold and base metal exploration properties in Quebec. The properties are owned 100% by the Company and have no underlying royalties.

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

At the Annual General Meeting held on December 3, 2013, Shareholders passed a resolution approving, confirming and ratifying the Corporation’s By-Law No. 2013-1 adopted by the Board on October 1, 2013 (the “Advance Notice By-Law”).

The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation in connection with any annual general or special meeting of shareholders.

Refer to ITEM #10.B.  "Memorandum and Articles of Association - Shareholder's Right's Plan and Advance Notice Bylaw".

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2015	$ 339,801 21,524	Mineral Property Acquisition and Deferred Exploration Costs Property and Equipment
Fiscal 2014	$ 2,436,786	Mineral Property Acquisition and Deferred Exploration Costs
Fiscal 2013	$ 10,193,531 367	Mineral Property Acquisition and Deferred Exploration Costs Computer Equipment

Financings

The Company has financed its operations through funds raised via public/private placements of common shares. In addition, shares have been issued upon exercise of options and warrants; for the acquisition of property, and as agent commissions. Refer to ITEM #5, “Financing Timeline” for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount

Fiscal 2015	Private Placement Private Placement	4,772,786 4,772,786	$ 2,863,672 2,863,672

Fiscal 2014	Property Acquisition	250,000	$ 60,000

Fiscal 2013	Private Placement (Flow-Through)	2,760,000	$ 3,450,000

Fiscal 2012	None	None	None

Fiscal 2011	Private Placement	182,000	$ 1,001,000

Plan Of Operations

Source of Funds for Fiscal 2016 Ending June 30, 2016

The Company’s primary source of funds since incorporation has been through the issuance of equity. During fiscal 2015, the Company received $5,272,657 cash from Canadian Malartic as settlement of the Osisko litigation and gross proceeds of $5,727,343 from the private placements of common shares to Yamana and Agnico Eagle. As of June 30, 2015, the Company had working capital of $13,284,887. Management believes this amount sufficient to meet its anticipated general and administrative expenses of approximately $1,325,000 and planned mineral exploration expenditures of $1,500,000 for fiscal 2015. The Company is also actively seeking potential mineral exploration investments for a portion of its working capital.

Anticipated Changes to Facilities/Employees

The Company is not expected to change any facilities or add any employees in fiscal 2016.

United States vs. Foreign Sales/Assets

During the 3 most recent fiscal years, the Company had no sales revenues.

All of the Company's assets are located in Canada.

4.B.  BUSINESS OVERVIEW

Clifton Star Resources Inc. (“the Company”) was incorporated under the BCABC and continued under the CBCA on December 29, 2010. The Company is primarily engaged in the acquisition and exploration of mineral properties. The Company currently has various direct and indirect interests in mineral properties in Quebec, Canada, including a 10% indirect interest the Duparquet Project, which consists of the Beattie, Donchester, and Dumico properties, through a 10% ownership in the companies which own the Duparquet properties.

Material Effects of Government Regulations

Operational and Environmental Regulations

The Company’s primary exploration property interests are located in the Province of Quebec, Canada. Mining and Environmental laws which are applicable to the Company are regulated on both the Federal and Provincial levels. On the Canadian Federal level, the primary regulatory authorities with jurisdiction over mineral exploration and production operations in regard to the environment is Environment Canada. On the Quebec Provincial level, mining rights are governed by the Quebec Mining Act R.S.Q.c M-13 that includes obtaining the required permits, subject to environmental regulations, for mining exploration work, which are regulated by the Ministry of Natural Resources. Environmental matters in the Province are governed by the Ministry of Sustainable Development, Environment, Wildlife and Parks.

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

Exploration Activities

During fiscal 2015 ended June 30, 2015, the Company incurred total exploration expenditures of $335,005. The Company also recorded an impairment charge of $33,800,245 of capitalized property exploration and evaluation assets.

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

Expenditures on the Company’s properties for the last 3 fiscal years are detailed below:

For the year ended June 30, 2015	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Total Duparquet Project	Duquesne Property	Hunter Property	Other Properties (***)	Total
Acquisition costs, beginning of year	$4,824,000	4,824,000	$2,412,000	$737,400	$12,797,400	$3,103,500	$-	$2,189	$15,903,089
Additions during the year	-	-	-	-	-	-	-	4,796	4,796
Acquisition costs, end of year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	6,985	15,907,885
	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Deferred exploration costs, beginning of year
Additions during the year:
Assays	30	-	-	-	30	2,767	2,302	-	5,099
Field expenditures	51,758	47,895	-	175	99,828	18,978	18,293	96,503	233,602
Geological Consulting	5,238	5,237	-	-	10,475	6,503	3,983	2,667	23,628
Studies	11,261	11,261	-	-	22,522	-	-	-	22,522
Prefeasibility Studies	25,077	25,077	-	-	50,154	-	-	-	50,154
Total additions during the year	93,364	89,470	-	175	183,009	28,248	24,578	99,170	335,005
Tax and mining credit applied during the year	(716,092)	(464,759)	(45,653)	109,571	(1,116,933)	(282,074)	(6,798)	(26,555)	(1,432,360)
Deferred exploration costs, end of year	11,430,186	8,429,947	615,767	1,053,877	21,529,777	5,273,131	409,454	136,229	27,348,591
Total exploration and evaluation assets	$16,254,186	13,253,947	$3,027,767	$1,791,277	$34,327,177	$8,376,631	$409,454	$143,214	$43,256,476
Impairment of exploration and evaluation assets, beginning of the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Additions during the year	(15,854,186)	(12,853,947)	(2,827,767)	(1,791,277)	(33,327,177)	-	(409,454)	(63,614)	(33,800,245)
Impairment of exploration and evaluation assets, end of year	(15,854,186)	(12,853,947)	(2,827,767)	(1,791,277)	(33,327,177)	(7,630,457)	(409,454)	(63,614)	(41,430,702)
Reclassification to investments	(400,000)	(400,000)	(200,000)	-	(1,000,000)	-	-	-	(1,000,000)
Total exploration and evaluation assets	-	-	-	-	-	746,174	-	79,600	825,774

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***):

Other properties comprise: Cat Lake, Roquemaure, Franquet, Joutel and Morris

For the Year ended June 30, 2014	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Total Duparquet Project	Duquesne Property	Hunter Property	Other Properties (***)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Impairment of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property

(***): Other property comprises: Cat Lake

For the Year ended June 30, 2013	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Total Duparquet Project	Duquesne Property	Hunter Property	Other Property (***)	Total
Acquisition costs, beginning of year	$4,000,000	$4,000,000	$2,000,000	$612,400	$10,612,400	$2,103,500	$-	$-	$12,715,900
Additions during the year	800,000	800,000	400,000	125,000	2,125,000	1,000,000	-	-	3,125,000
	4,800,000(*)	4,800,000(*)	2,400,000(*)	737,400	12,737,400	3,103,500(**)	-	-	15,840,900
Acquisition costs, end of year
	8,377,285	5,539,867	598,980	125,759	14,641,891	5,517,763	379,800	63,614	20,603,068
Deferred exploration costs, beginning of year
Additions during the year:

Assays	182,056	309,454	62,835	118,019	672,364	-	-	-	672,364
Drilling	1,113,480	1,214,116	-	538,525	2,866,121	-	-	-	2,866,121
Field expenditures	625,320	544,160	-	185,385	1,354,865	19,969	10,165	-	1,384,999
Geological Consulting	224,071	189,378	4,171	15,483	433,103	-	-	-	433,103
Studies	560,477	220,396	-	-	780,873	-	-	-	780,873
Preliminary Economic Assessment	144,117	144,094	-	-	288,211	-	-	-	288,211
Prefeasibility Studies	280,559	273,968	-	88,333	642,860	-	-	-	642,860
	3,130,080	2,895,566	67,006	945,745	7,038,397	19,969	10,165	-	7,068,531
Total additions during the year
	(443,950)	(630,143)	(14,988)	(159,467)	(1,248,548)	(11,484)	1,399	-	(1,258,633)
Tax and mining credit applied during the year
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, end of year
	$15,863,415	$12,605,290	$3,050,998	$1,649,437	$33,169,140	$8,629,748	$391,364	$63,614	$42,253,866
Total exploration and evaluation assets

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property

(***): Other property comprises: Cat Lake

The Company has a 100% interest in five exploration properties in Quebec. Descriptions of the Company's properties are given below and locations are illustrated in Figure 1.

Figure No. 1

Project Location Map

Duquesne Project

Quebec, Canada

Gold Exploration

The Duquesne Gold Project is located in Destor and Duparquet Townships, Quebec.

Figure No. 2

Duquesne Gold Property

Claim Map

640 000 mE
644 000 mE
648 000 mE
5 374 000 mN
5 370 000 mN
N
W
E
S
DESTOR PROPERTY
Clifton Star
DUQUESNE PROPERTY
Mines d'Or Duquesne
LEPINE PROPERTY
Clifton Star
SOUTHWEST PROPERTY
Clifton Star
DUPARQUET
DESTOR
32D11
32D10
32D06
32D07
2 km
4177551
4129261
4177591
4177541
4129251
4177581
4177561
4177601
C004415
C004414
C004413
C004412
C004411
C004416
C004417
C001561
C004425
C004424
C004423
C004422
C004421
C004445
C004444
C004443
C004442
C004441
C006435
C006434
C006431
C006432
C006433
C004446
C004454
C004453
C004452
C004451
3819412
3819413
3819414
3819415
3831481
3831482
3831483
3831484
3831383
3831384
3816601
3816602
3816611
3816612
3816613
3816621
3816622
3831491
3831492
3831493
3831494
3831495
C009464
C009461
C009462
C009463
G001091
G001092
G001611
377
13234
13235
13171
13172
13173
13174
C001544
C001543
C001534
C001531
C001542
C001532
C001541
C001533
C004391
C004392
C004393
C004394
C004401
C004402
5276039
5276040
5276049
5276050
5276051
5276055
5276056
5276057
2166259
2166260
2166261
2166262
2166263
2035176
2035177
2035180
2035178
2035179
2166275
2166274
2166273
2166272
2166271
2166270
2166269
2166268
2166267
2166266
2166265
2166264

Acquisition Details

The Company currently has a 100% interest (subject to a 2.5% NSR) in the Duquesne property. Under an option agreement dated September 20, 2006, (subsequently amended May 14, 2007, and June 11, 2007) Clifton could acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”). Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor, and must pay $1,800,000 cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period. The optionor retained a 3% Net Smelter Return Royalty (“NSR”), while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time, for a total of $6,000,000. On June 30, 2010, the Company fulfilled all obligations under the option agreement, and acquired a 100% interest in the Duquesne property, subject to the 3% NSR. In July 2012, the Company agreed to buy back a 0.5% portion of the total 3.0% of the NSR royalty for $1,000,000 cash. The remaining NSR of 2.5% must be purchased in tranches of 0.5% NSR in consideration of $1.0M for each tranche, for a total of $5,000,000, starting in June 2017, under certain conditions.

The Duquesne property originally consisted of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township. During Fiscal 2009, the Company acquired additional claims totaling 964 hectares, known as the Duquesne Extension / Southwest Property, which adjoins the Duquesne property to the south and southwest. In addition, the Company acquired claims, totaling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east of the Duquesne property, respectively. The optionor retains a 2% Net Smelter Return Royalty on these claims.

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

From 1987 to 1991, Radisson Mining Resources Inc. complied with orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site. The head-frame was taken down and the shaft cement-capped. All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed. Ore material extracted was taken off-site to be processed. All trailers and buildings (including head-frame) were taken off site. Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities, and the Company is not aware of any outstanding environmental concerns

Exploration work resumed in 1990, and consisted of line cutting, geological mapping, sampling, and geophysical surveys, followed by diamond drilling. From 2000 until its acquisition by the Company, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft, where there was little exploration work done in the past. Mineralization was encountered.

From 2008 to 2011, a total of 125 drill holes totaling 47,772 meters were completed on the Duquesne project.

2008 - 38 diamond drill holes, consisting of 20,034 meters

2009 - 14 diamond drill holes, consisting of 6,619 meters

2010 - 70 diamond drill holes, consisting of 20,614 meters

2011 - 3 diamond drill holes, consisting of 505 meters

No drilling has been conducted on the project since 2011.

In 2010, the Company completed 70 drill holes for a total of 20,614 meters on the Duquesne property. The following year 3 drill holes were completed for a total of 505 meters on the Duquesne property. During 2012 and 2013, geophysical work consisting of IP surveying was conducted. A surface rock sampling program was completed during 2014.

In June 2014, the Company completed an internal study on the potential economic viability on the project. The study considered the gold price, the investment requirements and the potential level of economic resources on the property. Based on the conclusions of the study, the Company decided to record an impairment of $7,630,457 on the exploration and evaluation assets in fiscal 2014.

Roquemaure Property

Quebec, Canada

Copper/Zinc/Silver Exploration

During June and July 2014, the Company map staked 40 mining claims totaling 2,271 hectares in northwest Quebec. The property is 100% owned by the Company and is not subject to any underlying royalties.

No work was carried out in 2015.

Figure No. 3

Roquemaure Property

Claim Map

QUEBEC
ONTARIO
Roquemaure
Abitibi
Quebec
Montreal
Toronto
NB
PE
NS
NL
500 Km

The property is located approximately 45 kilometers northeast of the city of Rouyn-Noranda in Roquemaure Township, Quebec.

Regional and Property Geology

The property is underlain by felsic volcanic rocks of the Hunter Mine and Stoughton-Roquemaure groups. The property is located along strike and to the west of the past producing Hunter mine and the Lyndhurst mine.

Geochemistry of the rocks on the property indicates the presence of two types of rhyolites. One type,  which accounts for a small percentage of the felsic volcanic rhyolites in the Abitibi, is considered to have the highest potential to host Volcanogenic Massive Sulphide (VMS) mineralization. Hydrothermal alteration typical of massive sulphide deposits have been recognized on the property, and include silicification, chlorite and epidote alteration.

A regional airborne EM survey flown by Noranda in 2009 identified several moderate to strong EM conductors with coincidental magnetic highs on the property. These geophysical targets are favorable for VMS type targets and have never been tested, which warrants follow-up exploration.

Joutel Property

Quebec, Canada

Gold Exploration

The Company map-staked 11 contiguous mining claims totaling 613 hectares in northwest Quebec. The property is 100% owned by the Company and is not subject to any underlying royalties.

No work was carried out in 2015.

Figure No. 4

Joutel Property

Location Map

QUEBEC
ONTARIO
Joutel
Abitibi
NL
NB
PE
NS
Quebec
Montreal
Toronto
500 Km

The property is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township, Quebec.

Regional and Property Geology

The property is located in the northern part of the Joutel Mining Camp, approximately 4.3 km to the NE of the past producing Telbel Mine. The property is on the same geological trend as the Casa-Douay Deformation Zone which hosts the Casa Berardi and Estrades mines to the west and the Douay Principale and Vezza deposits to the east.

The volcano-sedimentary basin in the area of the Joutel Property shows a flexture or thickening of the basin, possibly representing a zone of low pressure favorable for gold mineralization. The property is located along the same distinct regional NE trending structure that is adjacent to the Telbel mine as well as several other gold showings in the area. Base metal showings have also been identified within 1 km of the property.

The property is underlain by several isolated moderate to strong MegaTEM (airborne EM) conductors and magnetic highs as defined in the regional airborne geophysical survey flown by Noranda in 2009. These strong airborne EM conductors have never been tested by diamond drilling, and warrant further testing.

Franquet Property

Quebec, Canada

Base Metal and Gold Exploration

The Company map-staked 34 contiguous mining claims totaling 1,689 hectares in northwest Quebec. The property is 100% owned by the Company and is not subject to any underlying royalties.

No work was carried out in 2015.

Figure No. 5

Franquet Property

Location Map

QUEBEC
ONTARIO
Franquet
Abitibi
NL
NB
PE
NS
Quebec
Montreal
Toronto
500 Km

The property is located approximately 130 km to the N-NE of the city of Val d’Or in Franquet and Quevillon townships, Quebec.

Regional and Property Geology

The property was highlighted in a research program by the research group CONSOREM. This project highlighted the favorability of the Franquet property area in both a regional and local context for hosting volcanogenic massive sulphides based on a series of criteria for this type of deposit. The property is also located in proximity to favorable gold and base metal zones as defined in the government favorability maps.

Large deformation corridors cross-cut the region, and include the Cameron Lake Break that trends roughly E-W and the Opawica Lake Fault system that trends NE-SW. Mineralization along the Cameron Lake Break includes the Flordin Mine in Desjardins Township and Grevet. The Opawica Lake Fault system controls the mineralization in the area of the Lac Short and Bachelor Lake mines.

The property is underlain by favourable felsic volcanic rocks composed of rhyolites, felsic lapilli and bomb tuffs and conglomerates that extend for several kilometers along strike and contain sulphuric fragments. The felsic pile shows a thickening in the central part of the property. This thickening of the felsic pile and the presence of several mafic intrusions near the base could represent a felsic dome and feeder zone typical of environments for volcanogenic massive sulphide deposits. The contact between the felsic volcanics and the overlying sediments does not outcrop, but is well defined by geophysics.

Geochemistry of the rocks on the property indicate the presence of a significant amount of FIII (tholeitic) type rhyolites. These FIII rhyolites, which account for a small percentage of the felsic volcanic rhyolites in the Abitibi are referred to as having the highest potential to host Volcanogenic Massive Sulphide (VMS) mineralization. Several samples on the property show signs of strong hydrothermal alteration, typical of VMS deposits, based on the enrichment and depletion patterns of major oxides in the whole rock geochemistry.

The regional MegaTEM (airborne EM) survey flown by Noranda in 2009 has identified numerous formation EM conductors as well as several strong yet shorter strike length EM conductors. The Franquet-Coin SE gold showing, located within the limits of the property, has returned assay results of 1.10 g/t Au from a grab sample.

Morris Property

Quebec, Canada

Base Metal and Exploration

The Company map-staked 40 contiguous mining claims totaling 2,218 hectares in northwest Quebec. The property is 100% owned by the Company and is not subject to any underlying royalties.

No work was carried out in 2015.

Figure No. 6

Morris Property

Location Map

QUEBEC
ONTARIO
Morris
Abitibi
NL
NB
PE
NS
Quebec
Montreal
Toronto
500 Km

The property is located approximately 25 km to the east of the town of Matagami in Morris Township, Quebec.

Regional and Property Geology

The property covers approximately 8 km of strike with favourable geology along the northeastern flank of the Bell River Complex and the Matagami base metal camp. This includes the same felsic volcanic rocks of the Watson Lake Group which hosts the massive sulphide deposits of the Matagami Camp.

The eastern extension of the Watson Lake Group felsic volcanic rocks has only recently been defined by the geological mapping and lithological sampling carried out by the Quebec Government. The chemistry of the rocks on the Morris property is also distinctive by the presence of FIII type rhyolites. These FIII rhyolites, which account for a small percentage of the felsic volcanic rhyolites in the Abitibi, are referred to having the highest potential to host Volcanogenic Massive Sulphide (VMS) mineralization. Bedrock samples analyzed by the Quebec government are also indicative of the presence of strong hydrothermal alteration typical of VMS deposits.

Only an older airborne EM INPUT-type survey has been flown in the area. More recent regional MegaTEM surveys flown by Noranda had stopped short of the current Morris property. The favorable hydrothermally altered felsic volcanic rocks identified on the property are located along the southwestern extremity of a distinctive 2.5 km long linear magnetic high. Of interest is a strong EM (INPUT) conductor identified on 3 flight lines associated with magnetic high, located approximately 1.6 km from the known altered felsic volcanics.

Compilation of available historical work indicates that no ground geophysics or diamond drilling has been undertaken on the property.

Duparquet Project Interest

The Duparquet Project is located near the town of Duparquet in Quebec, and was formerly the Company’s primary project between 2008 and 2014. The project consisted of four separate properties; Beattie, Donchester, Central Duparquet, and Dumico. Of the 4 properties which together comprised the Duparquet Project, the Beattie, Donchester and Dumico properties were covered under a separate option agreement. The Company currently has a 10% indirect interest in those properties, and relinquished its interest in the Central Duparquet project.

Figure No. 7

Duparquet Project

Location Map

Iqaluit
Kuujjuaq
Radisson
Duparquet project
Matagami
Chibougamau
Lebel-sur-Quévillon
Val-d'Or
Rouyn-Noranda
Ville-Marie
North Bay
Mont-Laurier
Chicoutimi
Québec
Bathurst
Charlottetown
Fredericton
Ottawa
Montréal
Halifax
Toronto
USA
0 100 200
Km
InnovExplo
CLIFTON STAR

Figure No. 8

Beattie/Donchester/Dumico/ Central Duparquet Properties

Property Map

Rapide-Danseur
Lac Duparquet
Beattie
Donchester
Dumico
Central Duparquet
Duparquet
Tailing
Lac Mauberge
Lac Bayard
Lac Duparquet
Baie D'Alembert
Lac Dugros
Lac Tourlet
Lac Monast
Lac Mackay
Lac Dester
032D06
388
393
Duparquet project
Properties Boundary
Tailing
CLIFTON STAR
Prepared by:
InnovExplo
0 1 2 4 km
625000
630000
635000
640000
5380000
5375000
5370000

The Beattie Mine Property consists of the surface rights and underground Mining Concession MC#292 of 942.2 acres. The Donchester Mine Property consist of Mining Concession #384 of 823.5 acres. The Dumico property consist of claims C003231 and C003232 which total 238 acres. The Central Duparquet property consisted of 18 mineral claims totaling 293 hectares.

The Company formerly had a 100% interest in the Central Duparquet property. Under an option agreement dated December 15, 2008, Clifton could acquire a 100% interest in the Central Duparquet Property by paying the optionor $400,000 cash, which was paid on January 31, 2009. The optionor retained a 2% NSR, which Clifton acquired from the optionor on February 26, 2010, by paying $155,000 cash and issuing 10,000 common shares valued at $57,400. The Central Duparquet property is also subject to a transfer restriction. During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On May 2, 2013, the Company paid $125,000 cash to extend the five-year period to six years and six months. In fiscal 2015, the Company relinquished its interest in the Central Duparquet project and recorded an impairment charge of $1,791,277.

The Company had an option to acquire a 100% interest in the Beattie, Donchester and Dumico properties under three mineral property option agreements dated May 1, 2008 (subsequently amended July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.

The Company fulfilled the initial requirements under the option agreements and earned a 10% interest in the private companies (subject to a 2% NSR) which, in turn, have a 100% interest in the Beattie, Donchester and Dumico properties. Under an amended agreement dated September 14, 2012, Clifton could acquire the remaining 90% interest in each of the optionors by making additional cash payments totaling $52.2 million through December 1, 2017 to the private company shareholders.

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

Since Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated categories. After Osisko exited the project in June 2011, Clifton expended $1,698,342 (net of costs recovered) on exploration on the project during fiscal 2012. The work included drilling, metallurgical testing, and the preparation and filing of updated NI 43-101 compliant technical reports on the Duquesne and Donchester projects, as well as a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit), and which was completed and filed subsequent to the fiscal year-end. Between 2008 and 2014, 966 drill holes totaling 267,128 meters were completed on the Duparquet Project. In April 2014, the Company released a positive Pre-Feasibility Study on the project.

In December 2014, the Company did not make the $10 million option payment due, and the option agreements were terminated. The Company made many attempts to renegotiate the option agreements with the optionors but each was rejected without any counter proposals. The Company also attempted to obtain strategic investors or financing partners who could fund the option payment, but was unsuccessful in obtaining the required funds given the fundamental changes in value of global gold projects with the decline in the gold price.

During the fiscal year ended June 30, 2015, the Company recorded an impairment charge against the value of its capitalized acquisition and exploration expenditures on the Beattie, Donchester and Dumico properties of $31,535,900, and reclassified the $1,000,000 value of its 10% interest in the private companies as an investment. The Company also decided to end its direct involvement in the Central Duparquet property, and recorded an impairment charge of $1,791,277, which represents the Company’s entire capitalized acquisition and exploration expenditures, as its value has been impaired by the lack of control over the other properties which comprise the Duparquet Project.

Hunter Mine Property Interest

The Hunter Mine Property is a former copper/silver producer, totaling 127.5 hectares, located approximately 8.0 km northeast of the town of Duparquet in Quebec, Canada. The Company could originally acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project Interest" description. With the termination of the option agreement on December 1, 2014, the Company has no remaining interest in the Hunter property. During the fiscal year ended June 30, 2015, the Company recorded an impairment charge of its entire capitalized acquisition and exploration expenditures of $409,454 on the Hunter Property.

Cat Lake Mine Property Interest

The Cat Lake Mine Property is a former copper/nickel producing property, totaling 238 hectares, located northeast of Winnipeg, Manitoba. The Company could originally acquire a 100% interest in the property under the agreement dated May 1, 2008 (subsequently amended on July 22, 2008, November 24, 2008, April 8, 2009, October 26, 2009, and September 14, 2012) between Clifton Star (the “Optionee”), the shareholders of 2588111 Manitoba Ltd. and 173714 Canada Inc., as described above under the “Duparquet Project Interest" description. With the termination of the option agreement on December 1, 2014, the Company has no remaining interest in the Cat Lake property. During the fiscal year ended June 30, 2015, the Company recorded an impairment charge of its entire capitalized acquisition and exploration expenditures of $63,614 on the Cat Lake Property.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended June 30, 2015, 2014, and 2013 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

The Company is currently primarily engaged in the exploration of mineral properties in Quebec, Canada. The Company is also currently seeking new business opportunities in the mineral exploration sector,

To fund its property acquisition and mineral exploration expenses, the Company has historically issued equity in public and private placements of equity, stock-for-property arrangements, and the exercise of stock options and warrants.

As of June 30, 2015, the Company had working capital of $13,284,887. During fiscal 2015 ended June 30th, the Company received approximately $5.27 million cash from Canadian Malartic to settle its Osisko litigation, and completed two private placements for total gross proceeds of $5.73 million. The Company believes it has sufficient funds to undertake its planned operations and anticipated expenditures through Fiscal 2016.

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

Table No. 3 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds/ Deemed Value

2015	Private Placement	4,772,786	$ 0.60	$ 2,863,672
	Private Placement	4,772,786	0.60	2,863,672

2014	Property Acquisition	250,000	$ 0.24	$ 60,000

2013	Flow-through Private Placement	2,760,000	$ 1.25	$ 3,450,000

2012	None	N/A	N/A	N/A

2011	Flow-through Private Placement	182,000	$ 5.50	$ 1,001,000
	Exercise of Options	368,500	Various	946,098
	Exercise of Agent's Options	579,584	Various	1,211,531
	Exercise of Warrants	5,770,108	Various	14,033,638

Results of Operations

Fiscal 2015 ended June 30, 2015, vs. Fiscal 2014 ended June 30, 2014

The net loss and comprehensive loss for the year ended June 30, 2015 was $26,668,558, or $(0.64) per share, compared to the net loss and comprehensive loss of $6,245,111, or $(0.16) per share, for the year ended June 30, 2014. The higher net loss in the current year was largely due to the impairment of exploration and evaluation assets of $33,800,245, including $33,327,177 related to the Duparquet Project as the Company’s property option was terminated during the year. Loss from operations was $27,053,413 compared to a loss of $9,579,905 for the year ended June 30, 2014. The increase was due to the impairment of exploration and evaluation assets, which was partially offset by a gain on litigation settlement of $8,327,240 from the settlement of the Osisko litigation. Share-based payments declined to $19,270 from $215,716 as no stock-options were granted in fiscal 2015.

In addition to the significant increase in the impairment of exploration and evaluation assets and settlement of litigation, the Company also realized significant changes in the following operating expenditures:

•

Wages & benefits of $543,481 (2014 - $663,627) decreased by $120,146, compared to the same period in 2014, as the Company reduced the number of employees after the termination of the Duparquet property option agreement. Effective January 2015, the Company temporarily reduced the salary of Michel Bouchard, President and CEO, from $300,000 to $225,000 annually.

•

Share-based payments of $19,270 (2014 - $215,716) decreased by $196,446 as no stock options were granted in fiscal 2014.

•

Director’s fees of $137,650 (2014 - $158,000) decreased by $20,350 as one Director declined to stand for re-election at the 2014 annual meeting, and the Company had 3 Directors for the second half of fiscal 2015 compared to 4 Directors in fiscal 2014. The Board of Directors also agreed to temporarily reduce Director’s fees by 10% effective January 2015.

•

Consulting of $71,435 (2014 - $104,378) decreased by $32,943 as the Company engaged consultants in 2014 to identify potential mining tax credits recoverable from previous years.

•

Professional fees of $311,794 (2014 - $412,236) decreased by $100,442. The decrease is due to the settlement of the Osisko litigation during fiscal 2015.

- 32 -

•

Investor relations of $324,945 (2014 - $191,862) increased by $133,083. The increase is mainly explained by the need to send additional information to shareholders related to a special meeting called by the former president in fiscal 2015. The meeting was subsequently cancelled at the request of the former president.

•

Office and miscellaneous of $56,508 (2014 - $81,181) decreased by $24,673 as the Company’s level of corporate activity declined subsequent to the termination of the Duparquet property option agreement in December 2014.

Other operating costs, including depreciation and insurance, totaled $50,729 for the year ended June 30, 2015, compared to $49,865 in the prior year. Filing and transfer agent fees declined to $22,814 from $29,946, and travel and telephone declined slightly to $41,782 from $42,637 for the year ended June 30, 2014. Interest income rose to $57,620 from $45,425 due to higher cash balances during the current fiscal year. Deferred income tax recovery was $327,235 compared to $3,289,369 for the year ended June 30, 2014. The reduction was primarily due to an increase in the permanent differences related to the impairment of mining properties and a change in recognized tax assets.

Net loss and comprehensive loss for the year ended June 30, 2015 was $26,668,558, or ($0.64) per share, compared to the net loss and comprehensive loss of $6,245,111 or ($0.16) per share, for the year ended June 30, 2014. The weighted average number of common shares outstanding used in the calculation of loss per share was 41,828,812 in fiscal 2015 compared to 38,599,322 in fiscal 2014.

Fiscal 2014 ended June 30, 2014 vs. Fiscal 2013 ended June 30, 2013

The net loss and comprehensive loss for the year ended June 30, 2014 was $6,245,111, or $(0.16) per share, compared to the net loss and comprehensive loss of $3,869,453, or $(0.10) per share, for the year ended June 30, 2013. The higher net loss in the current year was largely due to the impairment of exploration and evaluation assets of $7,630,457 related to the value of the Duquesne Property. Loss from operations was $9,579,905 for the year ended June 30, 2014 compared to a loss of $3,400,743 for fiscal 2013. The increase was largely due to an increase in the impairment loss on exploration and evaluation assets of $7,630,457 in fiscal 2014 compared to zero in fiscal 2013. Share-based payments declined to $215,716 from $977,411 as the Company’s common share price has fallen and resulted in a lower expenses using the graded-vesting accounting method. The Company also recorded the one-time expense of settlement of litigation of $350,000 in fiscal 2013 and none in fiscal 2014.

In addition to the significant decrease in share-based payments and settlement of litigation costs, the Company also realized significant changes in the following operating expenditures:

•

Wages & benefits of $663,627 (2013 - $768,890) decreased by $105,263, compared to the same period in 2013, primarily as a result of the payment of 2013 management team bonuses - 25% in cash and 25% as share-based payments.

•

Consulting of $104,378 (2013 - $165,269) decreased by $60,891 compared to the same period in 2013 primarily explained to the termination of Harry Miller’s management contract and new efforts to identify potential mining tax credits recoverable from previous years.

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

- 33 -

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

Other operating costs, including depreciation and insurance, totaled $49,865 for the year ended June 30, 2014 compared to $51,540 in the prior year. Interest income declined to $45,425 from $103,617 in fiscal 2013, a decrease of $58,192. The reduction is a direct result of decreased cash balances and short-term investments during the year ended June 30, 2014.

Deferred income tax recovery was $3,289,369 compared to a tax charge of ($572,327) for the year ended June 30, 2013. The increase was primarily due to the impairment of the exploration and evaluation assets of the Duquesne Property and the net loss incurred in the twelve months period ended June 30, 2014.

Net loss and comprehensive loss for the year ended June 30, 2014 was $6,245,111 or ($0.16) per share, compared to the net loss and comprehensive loss of ($3,869,453), or ($0.10) per share, for the year ended June 30, 2013. The weighted average number of common shares outstanding used in the calculation of loss per share was 38,599,322 in fiscal 2014 compared to 37,393,568 in fiscal 2013.

Fiscal 2013 ended June 30, 2013 vs. Fiscal 2012 ended June 30, 2012

The net loss and comprehensive loss for the year ended June 30, 2013, was $3,869,453, or $(0.10) per share, compared to the net loss and comprehensive loss of $2,244,155, or $(0.06) per share, for the year ended June 30, 2012. The higher next loss in the 2013 fiscal year was largely due to differences in deferred income taxes and settlement of litigation. Loss from Operations was $3,400,743 in fiscal 2013 compared to $3,123,738, which was partially due to a significant decrease in share-based payments from $1,222,953 in 2012 to $977,411, a decrease of $245,542. The number of stock options granted in 2013 was 1,175,000 compared to 1,510,000 for the same period in 2012, a decrease of 335,000 stock options. In addition, the stock price and the strike price decreased significantly in 2013, which resulted in additional reduction of the compensation expense using the graded-vesting accounting method.

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

•

Director fees of $156,000 (2012 - $246,750) decreased by $90,750, primarily explained by the appointment of a new management team and the non-recurrent expenses in fiscal 2012 related to the Cease Trade Order issued by the B.C. Securities Commission and to the reorganization costs in the same period in 2012.

- 34 -

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

Interest income for the year ended June 30, 2013 was $103,617 compared to $200,583 for the prior fiscal year, a decrease of $96,966. The reduction is a direct result of decreased cash balances and short-term investments during fiscal 2013.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2015 was $13,284,887, including cash of $13,284,287 and refundable tax credits and mining duties of $457,119. Management believes it has sufficient funds to support the Company’s general, administrative and corporate requirements through Fiscal 2016. The Company may raise additional funds through the sale of equity as funding opportunities become available.

Fiscal 2015 Ended June 30, 2015

The Company's working capital position at June 30, 2015 was $13.285 million. During the fiscal year, Operating Activities provided cash of $6,696,622, including the net loss for the year of $26,668,558. Items not affected by cash include depreciation of $9,824, share-based payments of $19,270, impairment of exploration and evaluation assets of $33,800,245, and deferred income tax recovery of ($327,235). Changes in non-cash working capital items include a decrease in receivables of $10,638, an increase in prepaids of $10,611, and a decrease in accounts payable and accrued liabilities of $136,951.

Financing Activities provided cash of $2,639,835. Shares issued for cash from the two private placements completed during the year provided cash of $2,672,760, and share issuance costs paid used cash of $32,925.

Investing Activities provided cash of $2,619,591. Recovery of refundable tax credits was $2,445,115 and refundable tax credits recorded as receivable received were $580,451. Additions to property and equipment used cash of $21,525, and additions to exploration and evaluation assets used cash of $384,451.

Cash totaled $13,284,287 at June 30, 2015 compared to cash of $1,328,239 at June 30, 2014, an increase of $11,956,048 during the year.

Fiscal 2014 Ended June 30, 2014

The Company's working capital position at June 30, 2014 was $1,965,662, including cash of $1,328,239 and refundable tax credits and mining duties of $890,137. During the fiscal year, Operating Activities used cash of $1,918,997, including the net loss for the year of $6,245,111. Items not affected by cash include depreciation of $8,088, share-based payments of $215,716, impairment of exploration and evaluation assets of $7,630,457, and deferred income tax recovery of ($3,289,369). Changes in non-cash working capital items include a decrease in receivables of $256,036, a decrease in refundable tax credits received of $2,843,974, an increase in prepaids of $65,927, and a decrease in accounts payable and accrued liabilities of $428,887.

There were no Financing Activities during the year. Investing Activities used cash of $3,040,026, with the entire amount from additions to exploration and evaluation assets.

Cash totaled $1,328,239 at June 30, 2014, compared to cash of $3,443,288 at June 30, 2013, a decrease of $2,115,049 during the year.

Fiscal 2013 Ended June 30, 2013

The Company's working capital position at June 30, 2013, was $5,517,009, including cash of $3,443,288 and refundable tax credits and mining duties of $3,252,301. During the fiscal year, Operating Activities used cash of $1,641,428, including the net loss for the year of $3,869,453. Items not affected by cash include depreciation of $9,994, share-based payments of $977,411, deferred income tax expense of $572,327, and refundable tax credits received of $230,144. Changes in non-cash working capital items include a decrease in receivables of $201,966, a decrease in prepaids of $9,568, and an increase in accounts payable and accrued liabilities of $456,759.

Financing Activities provided cash of $3,223,755, which included $3,450,000 in cash provided by shares issued for cash, and $226,245 of cash used by issuance costs paid. Investing Activities used cash of $5,244,671. Additions to property and equipment used cash of $367, decrease in short-term investments provided cash of $4,360,000, and additions to exploration and evaluation assets used cash of $9,834,448.

Cash totaled $3,443,288 at June 30, 2013, compared to cash of $7,105,632 at June 30, 2012, a decrease of $3,662,344 during the year.

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

Critical accounting estimates

Exploration and evaluation assets

The Company records its interests (via option agreements) in its mining properties at cost (if for any reason, an option agreement is voided, interests may be reclassified as investments and recorded at fair value). Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

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

Use of judgments and estimates

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimates are revised and the revisions affect both current and future periods.

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geologic and metallurgic information, the pre-feasibility study, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the projects.

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

In determining the recoverable amounts of the Company’s evaluation and exploration assets, the Company’s management makes estimates of the discounted future pre-tax cash flows expected to be derived from the Company’s valuation assets and the appropriate discount rate. The projected cash flows could be significantly affected by changes in assumptions about metal selling prices, expected future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s evaluation and exploration assets is a key assumption in determining their recoverable amounts.

Reductions in metal price forecasts, increases in expected future costs of production, increases in expected capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s evaluation and exploration assets.

Determining the fair value of investments requires management to make estimates similar to the ones described above.

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

Changes in accounting policies

The following new standard, interpretation and amendment, which has been applied in these consolidated financial statements, did not have a material impact on the Company’s consolidated financial statements:

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. These amendments are to be applied retrospectively.

The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set off if that right is:

-

not contingent on a future event; and

-

enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.

Future accounting changes

IFRS 9 Financial Instruments

The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting. The Company has yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on July 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvements to IFRS (2012-2014) cycle

On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.

5.C.  Research and Development, Patents and Licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition that are not discussed elsewhere in this Annual Report.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

Table No. 4 Contractual Obligations As of June 30, 2015

Payments due by period

	Total	Less than 1 year	1 – 3 years	3 – 5 Years	More than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations (1)	$ 11,771	$ 11,771	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

(1) The Operating Lease Obligations are a lease on the Company's corporate offices.

For the Duquesne property, the remaining NSR2.5% could be purchased in tranche of 0.5% NSR in consideration of $1.0 million for each tranche, starting June 2017.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of September 30, 2015 that will require significant future cash outlays.

5.G.  Safe Harbor.

Not Applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 5 Directors and Senior Management September 30, 2015

Name	Positions	Age	Date First Elected or Appointed
Michel F. Bouchard (4)	President, CEO and Director	61	November 2011
Louis Dufour (4)	Chief Financial Officer	59	January 2012
Louis Martin (4)	Vice-President, Exploration	54	December 2011
Ross Glanville (1)(2) (3)(5)	Chairman and Director	68	January 2010
Peter Gundy (1)(2)(3)(6)	Director	76	May 2010
Philip Nolan (1)(2)(3)(6)	Director	53	August 2008

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

Ross Glanville, Director and Chairman of the Company, has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of Avino Silver & Gold Mines, a precious metal producer listed on the TSX Venture Exchange and NYSE MKT; a Director of Baja Mining, a mineral development company listed on the TSX Exchange; and a Director of Archon Minerals Limited, a mineral exploration company listed on the TSX Venture Exchange. Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA).  Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

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

During Fiscal 2014, the Board of Directors voted to temporarily reduce Director’s fees by 10%, which became effective in January 2015. This reduction is not a deferral, and will remain in place until such time as the Company has obtained a new primary project.

No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2015, 2014, and 2013, ended June 30, for each Director.

Table No. 6
Director Compensation
Name	Fiscal Year	Fees Earned	Option-based Awards(1)		All Other Compensation		Total
Peter Gundy	2015 2014 2013	$34,950 32,500 33,500	$	Nil 20,138 22,399	$	- - -	$34,950 52,638 55,899
Philip Nolan	2015 2014 2013	$33,450 33,000 34,000	$	Nil 20,138 22,399	$	- - -	$33,450 53,138 56,399
Ross Glanville	2015 2014 2013	$56,750 59,000 67,000	$	Nil 25,483 27,999	$	- - -	$56,750 84,483 94,999
Yves Harvey (2)	2015 2014 2013	$12,500 33,500 21,500	$	Nil 22,888 44,799	$	- - -	$12,500 56,388 66,299

1.    Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of N/A (2014 – 1.51%; 2013 – 1.24%) expected average life of N/A (2014 – 5 years; 2013 – 5.0 years), expected volatility of N/A (2014 – 74.05%; 2013 – 82.06%) and expected dividend yield of N/A (2014 - 0%; 2013 - 0%).

2. Mr. Harvey did not stand for re-election at the 2014 Annual General Meeting of Shareholders, and ceased to be a director effective December 17, 2014.

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2015.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Peter Gundy	175,000 100,000	$ 1.40 0.85	April 25, 2017 April 15, 2018

Philip Nolan	200,000 175,000 100,000	$ 2.50 1.40 0.85	June 20, 2016 April 25, 2017 April 15, 2018

Ross Glanville	225,000 125,000	$ 1.40 0.85	April 25, 2017 April 15, 2018

Closing price of the common shares of the Company on the TSX Venture Exchange as of June 30, 2015, was $0.16.

Senior Management Compensation

The following table details compensation paid/accrued for Fiscal 2015, 2014, and 2013, ended June 30th, for the Senior Management.

Table No. 7
Senior Management Compensation
Name and principal position	Fiscal Year	Salary		Share-based awards	Option-based awards(2)		Non-equity incentive plan compensation		Pension value	All other compensation		Total compensation
							Annual incentive plans	Long-term incentive plans
Michel Bouchard, (1) President and CEO	2015 2014 2013		$262,500 330,000 420,000	Nil Nil Nil	$	Nil 60,723 44,799	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$9,985 (3) 11,000 11,000		$272,485 401,723 475,799
Harry Miller, Former President/CEO and Corporate Secretary (4)	2015 2014 2013	$	Nil Nil Nil	Nil Nil Nil	$	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$	Nil 67,036 146,224	$	Nil 67,036 146,224
Louis Dufour, CFO	2015 2014 2013		$135,000 141,750 162,000	Nil Nil Nil	$	Nil 19,585 65,511	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$5,000 (3) 5,000 5,000		$140,000 161,335 256,115
Louis Martin, Vice-President	2015 2014 2013		$140,000 147,000 168,000	Nil Nil Nil	$	Nil 21,235 65,511	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$5,000 (3) 5.000 5,000		$145,000 168,235 238,511
(1)	Effective January 2015, the Company temporarily reduced the salary of Mr. Bouchard from $300,000 to $225,000 annually.
(2)

Based on the grant date fair value of stock options. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest rate of N/A (2014 – 1.51%; 2013 – 1.24%) expected average life of N/A (2014 – 5 years; 2013 – 5.0 years), expected volatility of N/A (2014 – 74.05%; 2013 – 82.06%) and expected dividend yield of N/A (2014 - 0%; 2013 - 0%).

(3)	“Other Compensation” for Mr. Bouchard, Mr. Dufour, and Mr. Martin is for contributions to each person’s Registered Retirement Savings Plan (RRSP).
(4)	Mr. Miller resigned as President and CEO, and as a Director, on November 6, 2011. He was named as Corporate Secretary and a Senior Advisor until December 31, 2013.

The table below sets forth, for each Named Executive Officers, information regarding option-based awards outstanding as at June 30, 2015.

Name	Option-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date
Michel Bouchard, President and CEO	274,000 435,000 315,000 200,000	$ 0.18 2.03 1.40 0.85	December 3, 2018 March 9, 2017 April 25, 2017 April 15, 2018

Louis Dufour, Chief Financial Officer	62,000 70,000 85,000	$ 0.18 1.40 1.14	December 3, 2018 April 25, 2017 September 14, 2017

Louis Martin, Vice-President, Exploration	64,000 100,000 85,000	$ 0.18 1.40 1.14	December 3, 2018 April 25, 2017 September 14, 2017

Closing price of the common shares of the Company on the TSX Venture Exchange as of June 30, 2015, was $0.16.

Options/SARs Granted/Cancelled During the Most Recently Completed Fiscal Year

At the beginning of Fiscal 2015 ended June 30, 2015, the most recently completed fiscal year; there were 3,285,000 stock options outstanding. During Fiscal 2015, no stock options were granted; no stock options were exercised; 335,000 stock options expired; and none were re-priced. The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter. During Fiscal 2015, no SARs (stock appreciation rights) were granted.

Table No. 8
Stock Option Grants
Fiscal 2015 Ended June 30, 2015

No Stock Options were Granted in Fiscal 2015

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

Pension/Retirement Benefits.  Under the written management agreements with Michel Bouchard, Louis Martin and Louis Dufour, the Company provides funds for each person’s Registered Retirement Savings Plan (RRSP) annually. For Michel Bouchard, the Company makes a contribution of $9,985 in fiscal 2015 and $11,000 in 2014. For Louis Martin and Louis Dufour, the Company contributes $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP.

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

Written Management Agreements.

As of September 30, 2015, the Company has written management agreements in effect with Michel Bouchard, Louis Martin, and Louis Dufour.

Michel Bouchard Employment Agreement

Michel Bouchard was appointed President and Chief Executive Officer of Clifton Star effective November 7, 2011. Under the terms of his employment agreement dated January 1, 2014, he will receive an annual base salary of $300,000 for a term expiring on December 31, 2015, although Mr. Bouchard voluntarily temporarily reduced his salary from $300,000 to $225,000 annually effective January 1, 2015, until such time as the Company obtains a new primary business project. He received $11,000 annually in 2014 and $9,985 in 2015 as a contribution to his Registered Retirement Savings Plan. He may also receive a yearly bonus of up to 40% of his base salary by reaching objectives and goals to be determined by the Board. Should Mr. Bouchard’s office be terminated for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Bouchard’s employment agreement as of the date of termination. In the event Mr. Bouchard’s office is terminated by the Corporation without cause, or by Mr. Bouchard for a good reason, the Corporation shall have the obligation to pay the amount still owing under the term of the employment agreement if the termination occurs in the first twelve months of the employment agreement or by paying twelve months base salary if the termination occurs thereafter. Should Mr. Bouchard’s office be terminated as a result of a change of control, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

Louis Dufour Employment Agreement

Louis Dufour and the Company entered into an Employment Agreement effective January 23, 2012, and amended as of October 30, 2014, for Mr. Dufour to serve as Chief Financial Officer. Under the terms of his employment agreement, he will receive an annual salary of $135,000 plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined by the President of the Company. The Corporation will also contribute $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Dufour’s office be terminated as a result of a change of control, he shall be entitled to one years' annual base salary. In the event of Mr. Dufour's employment being terminated by the Corporation without cause, Mr. Dufour shall be entitled to receive the greater of three months of base salary for each full year of service, or twelve months base salary. If Mr. Dufour is terminated due to a change of control of the Corporation, he will be entitled to twelve months base salary.

Louis Martin Employment Agreement

Louis Martin and the Company entered into an Employment Agreement dated December 19, 2011, and amended as of October 30, 2014, for Mr. Martin to serve as Vice President Exploration. Under the terms of his employment agreement, he will receive an annual base salary of $140,000, plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined with his superior. The Corporation will also contribute $2,500 per year to the Employee RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Martin be terminated by the Corporation for a cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Martin’s employment agreement as of the date of termination. In the event of Mr. Martin's employment being terminated by the Corporation without cause, Mr. Martin shall be entitled to receive the greater of three months of base salary for each full year of service, or twelve months base salary. If Mr. Martin is terminated due to a change of control of the Corporation, he will be entitled to twelve months base salary.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2015, the Board of Directors held five regularly scheduled meetings and one special board meeting. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholders; and all of the current directors attended the December 2014 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, if applicable, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted September 1, 2006. The current members of the Audit Committee are: Ross Glanville (Chairman), Philip Nolan, and Peter Gundy. The Audit Committee met quarterly during Fiscal 2015.

The Company does not have a designated “audit committee financial expert” serving on its Audit Committee. The Company’s Audit Committee consists of two independent directors and one not independent director, all of whom are both financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with an “official” financial expert.

The Company has a Nominating and Corporate Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Chief Financial Officer, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Corporate Governance Committee are Peter Gundy (Chairman), Ross Glanville, and Philip Nolan.

The Company has a Compensation Committee that evaluates the adequacy of compensation of the directors and executive officers. After sufficient review and analysis, the Compensation Committee recommends the remuneration of the directors and executive officers to the Board for approval. The current members of the Compensation Committee are Philip Nolan (Chairman), Ross Glanville, and Peter Gundy.

The Company formerly had a Technical, Environmental, Health and Safety Committee.  The purpose of the Committee was to ensure compliance relating to environmental, occupational health and safety, and technical issues, which included ore reserve calculations.

6.C.5.  Code of Ethics

The Board has adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2015, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of June 30, 2015, the Company had no employees other than its Senior Management.

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

Table No. 9 Shareholdings of Directors and Senior Management June 30, 2015

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michel Bouchard (1)	1,429,000	2.89%
Common	Louis Dufour (2)	217,000	0.45%
Common	Louis Martin (3)	279,000	0.58%
Common	Ross Glanville (4)	390,000	0.80%
Common	Peter Gundy (5)	300,000	0.62%
Common	Philip Nolan (6)	1,668,600	3.43%
	Directors and Senior Management Total	4,283,600	8.40%

(1)	1,224,000 of these shares represent currently exercisable stock options.
(2)	217,000 of these shares represent currently exercisable stock options.
(3)	249,000 of these shares represent currently exercisable stock options.
(4)	350,000 of these shares represent currently exercisable stock options.
(5)	275,000 of these shares represent currently exercisable stock options.
(7)

982,500 of these common shares are owned indirectly through 3342913 Canada Inc., a private company controlled by Philip Nolan.

10,000 of these common shares are owned in the name of Vincenca La Greca, the wife of Philip Nolan

475,000 of these shares represent currently exercisable stock options.

# Based on 48,209,962 common shares outstanding at June 30, 2015, and stock options held by each beneficial holder exercisable within sixty days.

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

f.

If the Optionee ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her voluntary resignation, or to his or her termination by the Company or its subsidiary other than for cause (or, in the case of an Optionee who is a Management Company Employee or a Consultant, the termination of the company providing management or consultant services to the Company or its subsidiary), any outstanding Option then held by such Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of: (i) the Expiry Date; and (ii) the date that is 90 days (or 30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee ceases to be an Eligible Person.

g.

If the Optionee ceases to be an Eligible Person as a result of "termination for cause" of such Optionee by the Company or its subsidiary (or in the case of an Optionee who is a Management Company Employee or Consultant, by the Optionee’s employer),, as that term is interpreted by the courts of the jurisdiction in which the Optionee is employed or engaged, any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

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

Table No. 10 Stock Options Outstanding June 30, 2015

Name	Number of Options Held	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors/Former Directors
Michel Bouchard	435,000 315,000 200,000 274,000	$ 2.03 1.40 0.85 0.18	March 9, 2012 April 25, 2012 April 15, 2013 December 3, 2013	March 9, 2017 April 25, 2017 April 15, 2018 December 3, 2018
Louis Dufour	70,000 85,000 62,000	$ 1.40 1.14 0.18	April 25, 2012 September 14, 2012 December 3, 2013	April 25, 2017 September 14, 2017 December 3, 2018
Louis Martin	100,000 85,000 64,000	$ 1.40 1.14 0.18	April 25, 2012 September 14, 2012 December 3, 2013	April 25, 2017 September 14, 2017 December 3, 2018
Ross Glanville	225,000 125,000	$ 1.40 0.85	April 25, 2012 April 15, 2013	April 25, 2017 April 15, 2018
Peter Gundy	175,000 100,000	$ 1.40 0.85	April 25, 2012 April 15, 2013	April 25, 2017 April 15, 2018
Philip Nolan	200,000 175,000 100,000	$ 2.50 1.40 0.85	June 20, 2011 April 25, 2012 April 15, 2013	June 20, 2016 April 25, 2017 April 15, 2018
Total Officers and Directors	2,790,000

Consultants	160,000	$ 1.14	September 14, 2012	September 14, 2017
Total Consultants	160,000
TOTAL	2,950,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 11 5% or Greater Shareholders June 30, 2015

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Agnico Eagle Mines Limited	4,772,786	9.90%
Common	Yamana Gold Inc.	4,772,786	9.90%
Common	Richard C. McKenzie Jr. (1)	3,162,700	6.56%
(1) Based upon information obtained from the holder’s most recent Schedule 13G filing.

Based on 48,209,962 common shares outstanding at June 30, 2015, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

	Common Shares Owned at June 30, 2015	Common Shares Owned at June 30, 2014	Common Shares Owned at June 30, 2013
Harry Miller	(1)	1,247,200	1,211,200
Passport Capital, LLC (2)	Nil	Nil	3,268,301
Libra Advisors, LLC (3)	(4)	(4)	930,000
Richard C. McKenzie Jr. (4)	3,162,700	3,162,700	3,162,700
Agnico Eagle Mines Limited	4,772,786	Nil	Nil
Yamana Gold Inc.	4,772,786	Nil	Nil
(1) (2) (3) (4)

Mr. Miller ceased to be an insider and the number of shares owned as of June 30, 2015 is not reported.

Passport Capital, LLC acts as Investment Manager to various investment funds who hold common shares of the Company as reported in Passport's Schedule 13G filing.

Libra Advisors, LLC is an Investment Manager as reported in Libra's Schedule 13G filing.

Libra ceased to be a 5% holder on June 28, 2013 and the number of common shares owned as of June 30, 2015 and 2014 is not reported.

Richard C. McKenzie Jr. is a private investor as reported in Mr. McKenzie's Schedule 13G filing.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.  On June 30, 2015, the Company’s shareholders’ list showed 48,209,962 common shares outstanding, with 48 registered shareholders, including depositories. 38 of these shareholders were resident in Canada, holding 46,517,700 common shares (representing about 96.5% of the issued/outstanding shares); 10 registered shareholders were resident in the United States, holding 1,692,262 common shares (representing about 3.5% of the issued/outstanding shares); and no registered shareholders were resident in other countries.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During the year ended June 30, 2015, the Company entered into the following transactions with related parties:

a.

Paid or accrued $294,667 (2014 - $115,824; 2013 - $161,072) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

b.

Paid or accrued $Nil (2014 - $67,036; 2013 - $146,224) in management fees to Harry Miller, a former officer and former director of the Company.

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

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since June 30, 2015, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of KPMG LLP, Independent Registered Public Accounting Firm for fiscal 2015 and the audit report of Deloitte LLP for the fiscal years 2014 and 2013 are included herein immediately preceding the financial statements.

a.

Audited Consolidated Financial Statements:

For Fiscal 2015, 2014 and 2013 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

Legal Claims

a)

On June 3, 2014, the Company filed suit against Osisko in Quebec Superior Court. The claim related to a contract signed between the parties that included a $22.5 million loan facility that the Company formally requested from Osisko in November 2012 in order to pay an option payment on the Duparquet Property. The credit facility was not made available by Osisko at that time and discussions between the parties failed to resolve the dispute. The Company requested that the original loan agreement be enforced which would result in Osisko advancing the Company the $22.5 million, plus interest, and the Company eventually issuing 6,961,538 common shares to Osisko.

In March 2015, the Company announced that it had reached a settlement agreement with Canadian Malartic Corporation (“Canadian Malartic”), the successor corporation to Osisko, over the litigation instituted by Clifton Star against Osisko in June, 2014. Under the agreement, Canadian Malartic paid Clifton Star approximately $5.27 million cash in consideration for a full and final release from all claims under the lawsuit without any admission of liability by Canadian Malartic.

Concurrent with the litigation settlement with Canadian Malartic, the Company entered into two separate non-brokered private placements with Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”). Yamana and Agnico Eagle jointly acquired Osisko in June 2014. Yamana and Agnico Eagle each agreed to subscribe for 4,772,786 common shares of Clifton Star at a price of $0.60 per share for total proceeds of $5,727,343.60. The shares represented approximately 9.9% of the issued and outstanding shares of Clifton Star, and the Company granted both Yamana and Agnico Eagle the right to maintain their voting positions in Clifton Star for 24 months following the closing date of the placements. Yamana and Agnico Eagle also each agreed to a two-year hold period for the Clifton Star shares issued under the private placements and an 18-month standstill, in each case, from the date of closing. The private placements were closed, and the shares issued, effective March 2, 2015.

b)

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

c)

On September 19, 2007, the Company and two former directors received a statement of claim. On August 8, 2013, the Company and the two former directors agreed to settle this claim out of Court without any admission of wrong doing. The Company’s obligation in the settlement amounted to $350,000.

Except as disclosed above, the Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant changes have occurred since the date of the annual financial statements.

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

Table No. 12 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	High	Low	Closing
Monthly

September 2015	$ 0.16	$ 0.14	$ 0.14
August 2015	0.18	0.14	0.17
July 2015	0.20	0.14	0.17
June 2015	0.21	0.16	0.16
May 2015	0.24	0.18	0.18
April 2015	0.23	0.19	0.22

Quarterly
September 30, 2015	$ 0.20	$ 0.14	$ 0.14
June 30, 2015	0.24	0.16	0.16
March 31, 2015	0.25	0.07	0.23
December 31, 2014	0.19	0.06	0.09
September 30, 2014	0.25	0.14	0.18
June 30, 2014	0.37	0.20	0.26
March 31, 2014	0.44	0.18	0.28
December 31, 2013	0.25	0.16	0.18
September 30, 2013	0.33	0.20	0.24
June 30, 2013	0.67	0.22	0.24
March 31, 2012	0.95	0.64	0.68
December 31, 2012	1.28	0.60	0.86

Yearly
Fiscal 2015 ended June 30, 2015	$ 0.25	$ 0.06	$ 0.16
Fiscal 2014 ended June 30, 2014	0.44	0.16	0.26
Fiscal 2013 ended June 30, 2013	1.28	0.22	0.24
Fiscal 2012 ended June 30, 2012	2.90	0.90	1.08
Fiscal 2011 ended June 30, 2011	5.39	1.86	2.53

The Company’s common shares began trading on the Berlin Stock Exchange on August 23, 2005, with the trading symbol of “C3T.BE. Prices ranged from €3.91 to €0.01; the closing price as of September 30, 2015 was €0.10.

The Company’s common shares began trading on the Frankfurt Stock Exchange on November 5, 2008, with the trading symbol of “C3T.F”. Prices ranged from €3.90 to €0.04; the closing price on September 30, 2015 was €0.10.

The Company’s common shares began trading on the Stuttgart Stock Exchange on March 29, 2010, with the trading symbol of “C3T.SG. Prices ranged from €4.56 to €0.04; the closing price on September 30, 2015 was €0.09.

The Company’s common shares began trading on the Munich Stock Exchange on August 3, 2010, with the trading symbol of “C3T.MU”. Prices ranged from €3.92 to €0.12; the closing price on September 30, 2015 was €0.12.

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

Warrants

As of June 30, 2015, the Company had no stock purchase warrants outstanding.

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

How the Plan Works and Effect of the Plan

One right (a “Right”) has been issued in respect of each of the outstanding Common Shares to the Shareholders as of the close of business on November 10, 2010. One Right will also be issued in respect of each Common Share issued after November 10, 2010, and prior to the Separation Time (as defined below).

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

A copy of the Plan has been filed as an exhibit to the Company’s fiscal 2014 20-F Annual Report.

Advance Notice By-Law

 At the Annual General  Meeting held on December 3, 2013, Shareholders passed a resolution approving, confirming and ratifying the Corporation’s By-Law No. 2013-1 adopted by the Board on October 1, 2013 (the “Advance Notice By-Law”).

The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation in connection with any annual general or special meeting of shareholders.

The Advance Notice By-Law : (i) facilitates orderly and efficient annual general or, where the need arises, special meetings; (ii) ensures that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allows Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Purpose of the Advance Notice By-Law

The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice By-Law is the framework by which the Corporation fixes a deadline by which holders of record of Common Shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

Terms of the Advance Notice By-Law

The following is a brief summary of certain provisions of the Advance Notice By-Law and is qualified in its entirety by the full text of the Advance Notice By-Law.

1.

Other than pursuant to: (i) a "proposal" made in accordance with the provisions of the Canada Business Corporations Act (the “Act”); or (ii) a requisition of the shareholders made in accordance with the provisions the Act, Shareholders of the Corporation must give advance written notice to the Corporation of any nominees for election to the Board of Directors.

2.

The Advance Notice By-Law fixes a deadline by which holders of record of common shares of the Corporation must submit, in writing, nominations for directors to the Corporate Secretary of the Corporation prior to any annual or special meeting of shareholders, and sets forth the specific information that such holders must include with their nominations in order to be effective. Unless nominated in accordance with the provisions of the Advance Notice By-Law, no person will be eligible for election as a director of the Corporation.

3.

For an annual meeting of shareholders, notice to the Corporation must be not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following the Notice Date.

4.

For a special meeting of shareholders (that is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

For the purposes of the Advance Notice By-Law, “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

The Board of Directors may, in its sole discretion, waive any provision or requirement of the Advance Notice By-Law.

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

j.

Amended Employment agreement between the Company and Louis C. Martin dated October 30, 2014. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Annual Report.

k.

Amended Employment agreement between the Company and Louis Dufour dated October 30, 2014. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2015. The CEO and CFO assessed whether the disclosure controls and procedures as of June 30, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2015.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of Internal Controls over Financial Reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by the IASB. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company’s Audit Committee.

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

To evaluate the effectiveness of the Company’s Internal Control over Financial Reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on its assessment, management has concluded that, as of June 30, 2015, the Company's Internal Control over Financial Reporting was effective and no material weaknesses in the Company's Internal Control over Financial Reporting were identified.

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

ITEM 16B.  CODE OF ETHICS

The Board adopted a “Code of Ethics” in November 2011 addressing various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2015, there are no material change reports relating to the conduct of any Directors or executive officers of the Company. A copy of the new “Code of Ethics” has been filed as an exhibit to the Company's Fiscal 2011 20-F Annual Report.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by our auditors, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of our auditors for audit and permitted non-audit services are submitted to the Audit Committee for approval prior to the beginning of any such services.

Effective June 17, 2015, the Company changed its auditor from Deloitte LLP to KPMG LLP.

Fees, including reimbursements for expenses, for professional services rendered by Deloitte LLP for fiscal 2014 and by KPMG LLP for fiscal 2015 are detailed below.

Principal Accountant Fees and Services	Fiscal 2015 Ended June 30, 2015	Fiscal 2014 Ended June 30, 2014
Audit Fees	$45,000	$70,000
Audit-Related Fees	$-	$14,500
Tax Fees	$5,000	$52,350
All Other Fees	$-	$5,365
TOTAL	$50,000	$142,215

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At the Company’s request, Deloitte LLP (“Deloitte”) resigned as the Company’s auditor on June 17, 2015. On June 17, 2015, the Company appointed KPMG LLP (“KPMG”) of Montreal, Quebec as the Company’s auditor and to hold such position until the close of the next annual meeting of the shareholders of the Company. The resignation of Deloitte and appointment of KPMG was considered and approved by the Company’s Board of Directors. There was no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and there have been no reportable events. Deloitte’s report on the financial statements for each of the fiscal years ended June 30, 2014 and 2013 contained no adverse opinions or disclaimer of opinions nor were they qualified or modified as to uncertainty, audit scope, or accounting principles but contained an explanatory paragraph with regards to the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company did not consult with KPMG during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Deloitte LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to this Form 20-F Annual Report.

ITEM 16G.  CORPORATE GOVERNANCE

ITEM 16H.  MINE SAFETY DISCLOSURE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to ITEM #18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS and issued by the IASB.

The financial statements as required are attached hereto and found immediately following the text of this Annual Report. The Report of the Independent Registered Public Accounting Firm of KPMG LLP for the fiscal year ended June 30, 2015 and Deloitte LLP for the fiscal years ended June 30, 2014 and 2013 are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Report of KPMG LLP Independent Registered Public Accounting Firm as at and for the year ended June 30, 2015 dated October 27, 2015

Report of Deloitte LLP Independent Registered Public Accounting Firm as at and for the two year period ended June 30, 2014 dated October 28, 2014

Consolidated Statement of Financial Position at June 30, 2015 and June 30, 2014

Consolidated Statements of Loss and Comprehensive Loss for the years ended June 30, 2015, June 30, 2014 and June 30, 2013

Consolidated Statements of Cash Flows for the years ended June 30, 2015, June 30, 2014 and June 30, 2013

Consolidated Statements of Changes in Equity for the years ended June 30, 2015, June 30, 2014 and June 30 2013.

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

j.

Amended Employment agreement between the Company and Louis C. Martin dated October 30, 2014. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Annual Report.

k.

Amended Employment agreement between the Company and Louis Dufour dated October 30, 2014. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Annual Report.

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

13ii.

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

a.

Charter of the Technical, Environmental, Health and Safety Committee – Filed as an exhibit to the Company’s 2014 Form 20-F Annual Report.

b.

Letter from former auditor Deloitte LLP dated October 27, 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2015

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal (Québec) H3A 0A3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders of Clifton Star Resources Inc.

We have audited the accompanying consolidated financial statements of Clifton Star Resources Inc., which comprise the consolidated statement of financial position as at June 30, 2015, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Clifton Star Resources Inc. as at June 30, 2015, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative information

The consolidated financial statements of Clifton Star Resources Inc., as at June 30, 2014 and 2013 and for the years then ended, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on October 28, 2014.

October 27, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A115894

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

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 (not presented herein) in the consolidated financial statements which indicates that Clifton Star Resources Inc. has incurred cumulative losses since inception, has a deficit of $25,305,457 as of June 30, 2014 and a net loss of $6,245,111 for the year ended June 30, 2014. These conditions, along with other matters as set forth in Note 2 (not presented herein), indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

October 28, 2014

____________________

1 CPA auditor, CA, public accountancy permit No. A103322

Clifton Star Resources Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	As at June 30, 2015	As at June 30, 2014
ASSETS
Current assets
Cash		$13,284,287	$1,328,239
Receivables	12	23,184	33,822
Refundable tax credits and mining duties	5	457,119	890,137
Prepaids		96,263	85,652
		13,860,853	2,337,850
Non-current assets
Non-refundable tax credits	5	-	770,574
Property and equipment	6	67,763	56,063
Investments	7,8a	1,000,000	-
Exploration and evaluation assets	8	825,774	36,718,578
		1,893,537	37,545,215
Total Assets		$15,754,390	$39,883,065

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$575,966	$372,188
		575,966	372,188

Deferred income and mining tax liability	13	-	323,000
Total Liabilities		575,966	695,188

Equity
Share capital	9a	62,223,494	59,583,659
Share-based payments reserve		4,777,672	4,909,675
Deficit		(51,822,742)	(25,305,457)
Total Equity		15,178,424	39,187,877
Total Liabilities and Equity		$15,754,390	$39,883,065

Approved and authorized by the Board on October 21, 2015:

/s/ Michel Bouchard	/s/ Ross Glanville

Michel Bouchard, Director	Ross Glanville , Director

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Year ended June 30

	Notes	2015	2014	2013

Expenses
Wages & benefits		543,481	663,627	768,890
Share-based payments	9b	19,270	215,716	977,411
Director’s fees	10	137,650	158,000	156,000
Consulting		71,435	104,378	165,269
Professional fees		311,794	412,236	511,105
Investor relations and shareholder’s meetings		324,945	191,862	246,875
Filing and transfer agent fees		22,814	29,946	27,731
Travel and telephone		41,782	42,637	56,617
Office and miscellaneous		56,508	81,181	89,305
Insurance		40,905	41,777	41,546
Depreciation	6	9,824	8,088	9,994
Total expenses		1,580,408	1,949,448	3,050,743

Impairment loss on exploration and evaluation assets	8	33,800,245	7,630,457	-
(Gain) loss on litigation settlement	8a,9a	(8,327,240)	-	350,000
Loss from operations		(27,053,413)	(9,579,905)	(3,400,743)

Interest income		57,620	45,425	103,617
Loss before tax		(26,995,793)	(9,534,480)	(3,297,126)

Deferred income tax recovery (loss)	13	327,235	3,289,369	(572,327)
Net loss and comprehensive loss for the year		$(26,668,558)	$(6,245,111)	$(3,869,453)

Weighted average number of common shares outstanding		41,828,812	38,599,322	37,393,568

Basic and Diluted Loss per Common Share		$(0.64)	$(0.16)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Year ended June 30

	Notes	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total

Balance – June 30, 2012		35,654,390	$57,100,892	$11,821,755	$(23,399,313)	$45,523,334
Flow-through private placement, net of issuance costs and its related tax effect		2,760,000	2,422,767	33,848	-	2,456,615
Fair value of stock options capitalized		-	-	57,627	-	57,627
Share-based payments		-	-	977,411	-	977,411
Share-based payments of stock options expired		-	-	(8,063,604)	8,063,604	-
Net Loss from July 1, 2012 to June 30, 2013		-	-	-	(3,869,453)	(3,869,453)

Balance – June 30, 2013		38,414,390	$59,523,659	$4,827,037	$(19,205,162)	$45,145,534
Fair value of stock issued for acquisition of properties		250,000	60,000	-	-	60,000
Fair value of share-based payments capitalized	9b	-	-	11,738	-	11,738
Share-based payments	9b	-	-	215,716	-	215,716
Share-based payments of stock options expired	9b	-	-	(144,816)	144,816	-
Net Loss from July 1, 2013 to June 30, 2014		-	-	-	(6,245,111)	(6,245,111)

Balance – June 30, 2014		38,664,390	$59,583,659	$4,909,675	$(25,305,457)	$39,187,877
Non-brokered private placements, net of issuance costs	9a	9,545,572	2,639,835	-	-	2,639,835
Share-based payments	9b	-	-	19,270	-	19,270
Share-based payments of stock options expired	9b			(151,273)	151,273	-
Net Loss from July 1, 2014 to June 30, 2015		-	-	-	(26,668,558)	(26,668,558)

Balance – June 30, 2015		48,209,962	$62,223,494	$4,777,672	$(51,822,742)	$15,178,424

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Year ended June 30

	Notes	2015	2014	2013
Cash flows from operating activities
Net loss for the period		$(26,668,558)	$(6,245,111)	$(3,869,453)
Items not affected by cash:
Depreciation		9,824	8,088	9,994
Share-based payments	9b	19,270	215,716	977,411
Deferred income tax (recovery) loss		(327,235)	(3,289,369)	572,327
Impairment loss on exploration and evaluation assets	8	33,800,245	7,630,457	-
		6,833,546	(1,680,219)	(2,309,721)
Changes in non-cash working capital:
Receivables		10,638	256,036	201,966
Prepaids		(10,611)	(65,927)	9,568
Accounts payable and accrued liabilities		(136,951)	(428,887)	456,759
Net cash provided by (used in) operating activities		6,696,622	(1,918,997)	(1,641,428)
Cash flows from financing activities
Shares issued for cash	9a	2,672,760	-	3,450,000
Issuance costs paid		(32,925)	-	(226,245)
Net cash provided by financing activities		2,639,835	-	3,223,755
Cash flows from investing activities
Additions to property and equipment		(21,524)	-	(367)
Short-term investments		-	-	4,360,000
Additions to exploration and evaluation assets		(384,451)	(3,040,026)	(9,834,448)
Refundable tax credits recovery relating to the year ended June 30, 2009		2,445,115	-	-
Refundable tax credits recorded as receivable received (1)		580,451	2,843,974	230,144
Net cash provided by (used in) investing activities		2,619,591	(196,052)	(5,244,671)
Net increase (decrease) in cash		11,956,048	(2,115,049)	(3,662,344)
Cash – beginning of the period		1,328,239	3,443,288	7,105,632
Cash – end of the period		$13,284,287	$1,328,239	$3,443,288
Supplemental schedule of non-cash investing activities
Tax credits receivable applied in reduction of exploration and evaluation assets		$99,612	$322,552	$2,843,974
Refundable tax credits assessment for years 2010 to 2013 applied as an addition to exploration and evaluation assets and included in accounts payable and accrued liabilities		$341,793	$-	$-
Write-down of non-current federal non-refundable tax credits receivable originally applied in reduction of exploration and evaluation assets		$770,574	$-	$-
Exploration and evaluation assets included in accounts payable and accrued liabilities		$-	$44,650	$719,627
Fair value of share-based payments included in exploration and evaluation assets	9b	$-	$11,738	$57,627
Shares issued for acquisition of exploration and evaluation assets		$-	$60,000	$-

(1)

The comparative figures in the amount of $2,843,974 and $230,144 for the year ending June 30, 2014 and 2013 respectively were adjusted to present these amounts as a separate line item in investing activities, rather than a separate line item in operating activities, to correct an immaterial error.

The accompanying notes are an integral part of these consolidated financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

1.

Nature of operations

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the evaluation, acquisition and exploration of mineral properties. The Company’s mineral properties are located in the province of Quebec, Canada.

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

Although the Company has taken steps to verify and confirm title to mineral properties in which it has an interest, there is no certainty that property title will not be subject to unregistered prior agreements or non-compliance with regulatory requirements.

The Company’s business of exploration, development and mining of minerals involves a high degree of risk, and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The Company has not recorded operating revenues to date and, although the Company generated positive cash flows from operations in the current year, it does not expect to continue to do so in the foreseeable future. The recoverability of amounts shown for mining properties and related exploration and evaluation assets is dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. As at June 30, 2015, management determined that the carrying amount of mining properties and related exploration and evaluation assets is recoverable. This value may nonetheless be reduced in the future.

These consolidated financial statements were approved by the Company’s Board of Directors on October 21, 2015.

2.

Summary of significant accounting policies

a.

Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), issued and outstanding as of June 30, 2015. The Company has consistently applied the same accounting policies to all periods presented in these consolidated financial statements.

b.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

b.

Basis of consolidation - Continued

entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.

Foreign currency

The accompanying consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of loss and comprehensive loss within expenses. Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at market value, in which case, they are translated at the exchange rate in effect at the date of the statement of financial position.

d.

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

The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimates are revised and the revisions affect both current and future periods.

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geologic and metallurgic information, the pre-feasibility study, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the projects.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

d.

Use of judgments and estimates - Continued

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

In determining the recoverable amounts of the Company’s evaluation and exploration assets, the Company’s management makes estimates of the discounted future pre-tax cash flows expected to be derived from the Company’s valuation assets and the appropriate discount rate. The projected cash flows could be significantly affected by changes in assumptions about metal selling prices, expected future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s evaluation and exploration assets is a key assumption in determining their recoverable amounts.

Reductions in metal price forecasts, increases in expected future costs of production, increases in expected capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s evaluation and exploration assets.

Determining the fair value of investments requires management to make estimates similar to the ones described above.

(ii)

Deferred income taxes and mining duties

In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

(iii)

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

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

f.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the assets. The Company provides for depreciation using the diminishing balance method at rates designed to amortize the cost of the property and equipment over its estimated useful life. The annual depreciation rates are as follows:

Building	10%
Vehicle	30%
Computer equipment	30%
Office equipment	30%

Land is carried at cost. Maintenance and repair expenditures which do not improve or extend productive life of the property and equipment are expensed in the period incurred.

g.

Exploration and evaluation assets

The Company records its interests (via option agreements) in its mining properties at cost, including interests held through investments in shares and options of companies that hold mining properties. If for any reason, an option agreement is voided, interests held through investments in shares of companies are reclassified as investments and recorded at fair value – see note 7. Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

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

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

g.

Exploration and evaluation assets - Continued

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

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

h.

Impairment of non-current assets - Continued

resources, the cost of bringing the project into production, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

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

i.

Restoration and provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate, and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets. Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset. At June 30, 2015 and 2014, no restoration provision has been recognized.

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

June 30, 2015

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

k.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments on grant date and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the deficit.

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

June 30, 2015

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

n.

Flow-through shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures, and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium, if any, paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company recognizes a deferred tax liability with a corresponding expense in the consolidated statements of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

o.

Financial instruments

(i)

Financial assets - The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the nature and purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. The Company does not have financial assets classified under this category.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Cash and receivables have been classified under this category.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

o.

Financial instruments - Continued

Available-for-sale

Available-for-sale are non-derivatives financial assets that are either designated as available-for-sale or not classified in any of the other financial asset categories. Such assets are recognized initially at fair value plus transaction costs and are subsequently carried at fair value.  Changes in fair value, other than impairment losses, are recognized in other comprehensive loss and classified as a component of equity. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss. Investments have been classified under this category.

(ii)

Financial liabilities - The Company classifies its financial liabilities in the following categories: other financial liabilities and financial liabilities at fair value through profit or loss.

Other financial liabilities

Borrowings and other non-derivative financial liabilities are recognized initially at fair value, net of transactions costs incurred, and are subsequently measured at amortized cost using the effective interest rate method. Borrowings and other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities have been classified under this category.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. There are no financial liabilities classified under this category.

(iii) Fair value of financial instruments

Financial instruments measured at fair value use the following fair value hierarchy based on the inputs used in measuring fair value:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

(iv) Impairment of financial assets - At each reporting date, the Company assesses whether there is objective evidence that a financial asset not classified as at fair value through profit or loss is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

2.

Summary of significant accounting policies – Continued

o.

Financial instruments - Continued

amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net loss.

3.

Changes in accounting policies

The following new standard, interpretation and amendment, which has been applied in these consolidated financial statements, did not have a material impact on the Company’s consolidated financial statements:

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. These amendments are to be applied retrospectively.

The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set off if that right is:

- not contingent on a future event; and

- enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

4.

Future accounting changes

IFRS 9 Financial Instruments

The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting. The Company has yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on July 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvements to IFRS (2012-2014) cycle

On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.

5.

Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of June 30, 2015, amount to $457,119 (June 30, 2014: $890,137) and relate to exploration expenses incurred in the years ended June 30, 2015, June 30, 2014, and June 30, 2013.

The non-current federal non-refundable tax credits, as of June 30, 2015, amount to $NIL (June 30, 2014: $770,574). The reduction is the result of the significant write-down of exploration and evaluation assets and their associated future tax benefits.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

6.

Property and equipment

	Land	Computer Equipment	Building	Vehicle	Office Equipment	Total

Cost:
At July 1, 2014	$6,069	$20,609	$66,204	$-	$9,557	$102,439
Additions	-	-	-	21,524	-	21,524
At June 30, 2015	6,069	20,609	66,204	21,524	9,557	123,963
Accumulated depreciation:
At July 1, 2014	-	12,762	24,191	-	9,423	46,376
Expense for the period	-	2,354	4,201	3,229	40	9,824
At June 30, 2015	-	15,116	28,392	3,229	9,463	56,200
Carrying value:
At July 1, 2014	6,069	7,847	42,013	-	134	56,063
At June 30, 2015	$6,069	$5,493	$37,812	$18,295	$94	$67,763

	Land	Computer Equipment	Building	Vehicle	Office Equipment	Total

Cost:
At July 1, 2013	$6,069	$20,609	$66,204	$-	$9,557	$102,439
Additions:	-	-	-	-	-	-
At June 30, 2014	6,069	20,609	66,204	-	9,557	102,439
Accumulated depreciation:
At July 1, 2013	-	9,399	19,523	-	9,366	38,288
Expense for the period	-	3,363	4,668	-	57	8,088
At June 30, 2014	-	12,762	24,191	-	9,423	46,376
Carrying value:
At July 1, 2013	6,069	11,210	46,681	-	191	64,151
At June 30, 2014	$6,069	$7,847	$42,013	$-	$134	$56,063

7.

Investments

Investments represent shares of companies that hold interests in the Duparquet Project, but do not provide the Company with the legal rights to explore on the properties.

As of December 1, 2014, the Company classified the fair value of its investments in 10% of the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd. and 2588111 Manitoba Ltd. as investments in the statement of financial position: Prior to December 1, 2014 these investments were classified as exploration and evaluation assets.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

7.

Investments – Continued

	Participation	Value
Beattie Gold Mines Ltd. (“Beattie”)	10%	$400,000
2588111 Manitoba Ltd. (“2588111”)	10%	400,000
2699681 Canada Ltd. (“2699681”)	10%	200,000
Total		$1,000,000

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec and were part of the Duparquet Project (see note 9a).

The fair value measurement of the investments is determined using unobservable (Level 3) inputs. These inputs as well as the valuation techniques (including main assumptions used) are detailed in note 8a.

The fair value remained the same as at June 30, 2015, because the inputs used to determine the fair value did not change between December 1, 2014, and the statement of financial position date.

A change in unobservable inputs in isolation would not result in a significantly lower (higher) fair value measurement.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

8.

Exploration and evaluation assets

For the year ended June 30, 2015	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties (***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,824,000	4,824,000	$2,412,000	$737,400	$12,797,400	$3,103,500	$-	$2,189	$15,903,089
Additions during the year	-	-	-	-	-	-	-	4,796	4,796
Acquisition costs, end of year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	6,985	15,907,885
	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Deferred exploration costs, beginning of year
Additions during the year:
Assays	30	-	-	-	30	2,767	2,302	-	5,099
Field expenditures	51,758	47,895	-	175	99,828	18,978	18,293	96,503	233,602
Geological Consulting	5,238	5,237	-	-	10,475	6,503	3,983	2,667	23,628
Studies	11,261	11,261	-	-	22,522	-	-	-	22,522
Prefeasibility Studies	25,077	25,077	-	-	50,154	-	-	-	50,154
Total additions during the year	93,364	89,470	-	175	183,009	28,248	24,578	99,170	335,005
Tax and mining credit applied during the year	(716,092)	(464,759)	(45,653)	109,571	(1,116,933)	(282,074)	(6,798)	(26,555)	(1,432,360)
Deferred exploration costs, end of year	11,430,186	8,429,947	615,767	1,053,877	21,529,777	5,273,131	409,454	136,229	27,348,591
Total exploration and evaluation assets	$16,254,186	13,253,947	$3,027,767	$1,791,277	$34,327,177	$8,376,631	$409,454	$143,214	$43,256,476
Impairment of exploration and evaluation assets, beginning of the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Additions during the year	(15,854,186)	(12,853,947)	(2,827,767)	(1,791,277)	(33,327,177)	-	(409,454)	(63,614)	(33,800,245)
Impairment of exploration and evaluation assets, end of year	(15,854,186)	(12,853,947)	(2,827,767)	(1,791,277)	(33,327,177)	(7,630,457)	(409,454)	(63,614)	(41,430,702)
Reclassification to investments	(400,000)	(400,000)	(200,000)	-	(1,000,000)	-	-	-	(1,000,000)
Total exploration and evaluation assets	-	-	-	-	-	746,174	-	79,600	825,774

(*):    These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***): Other properties comprise: Cat Lake, Roquemaure, Franquet, Joutel and Morris

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

8.

Exploration and evaluation assets - Continued

For the Year ended June 30, 2014	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties (***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Impairment of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

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

June 30, 2015

8.

Exploration and evaluation assets - Continued

a.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009, and October 26, 2009) with Beattie, 2699681, and 2588111, respectively, with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of June 30, 2015, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111. In order to earn the remaining 90% of the issued and outstanding shares of the optionors, the Company had to make cash payments to the optionors totalling $50.2 million, with the first payments totalling $10 million due December 1, 2014. Failure to make the payments or to make new amendments to the Option Agreements result in termination of the original agreement and its amendments, and the Company to retain its investments in 10% of the shares of the Beattie, 2699681 and 2588111.

The Company decided not to make the first payment due on December 1, 2014 and terminated its direct involvement in the exploration activities in these properties. As such, Management has determined that the capitalized mineral properties may not be recoverable. The Company measured the recoverable amount of the properties based on the value in use, which was determined using two methods, by an independent consultant. The first method was cash flow projections, which take into account the capital costs to be incurred to complete the Duparquet Project over the expected construction timeline, as well as the cash generated from subsequent sales of the Duparquet Project’s gold production. The key assumptions used in this calculation include the Duparquet Project’s capital cost, estimated production volume, the long-term gold sales price established by independent sources, the long-term Canadian and US dollar exchange rate, expected operating costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to the cash flow projections was 5%, and the net present value was discounted by 95%. The second method is the comparable values per unit of in-situ metal, which takes into account the in-pit measured plus indicated resource to determine in-pit in-situ resource, and an in-situ value per ounce of contained gold. The key assumptions include the in-situ resource, in-situ value, and the long-term Canadian and US dollar exchange rate. Both fair value measurements are categorized within Level 3 of the fair value hierarchy. Management determined the recoverable amount to be $1 million, which is within the range of the two methods multiplied by 10%, the percentage of ownership of the Company in the Duparquet Project through its investments in 10% of the shares of Beattie, 2699681 and 2588111. The recoverable amount based on the value in use and the fair value less costs of disposal do not differ significantly.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

8.

Exploration and evaluation assets – Continued

a.

Beattie, Donchester and Dumico properties - Continued

The Company determined that the carrying amounts exceeded the recoverable amounts and therefore, an impairment loss of $31.5 million was recorded in the first quarter. The recoverable amounts, representing the fair value of the investments in 10% of the shares of Beattie, 2699681 and 2588111, were subsequently classified as investments in the statement of financial position (note 7).

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

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. On March 2, 2015, the Company announced that a settlement agreement was reached in the amount of $5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, the whole without any admission of liability by Osisko (now Canadian Malartic Corporation).

Concurrently, under two separate non-brokered private placements, each of Yamana Gold Inc. and Agnico Eagle Mines Limited, owners of Osisko, have agreed to subscribe for 4,772,786 common shares of the Company at a price of $0.60 per share, for total proceeds of $5.73 million (note 9a).

In aggregate, the Company received $11.0 million for these two concurrent transactions. The settlement of legal proceedings and private placements were determined to be linked transactions for accounting purposes and therefore the aggregate proceeds were allocated to the two components based on the value of the determinable element, rather than using the stated prices (see note 9a).

b.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009, and had to pay an additional $1.9 million on June 15, 2015.

During the five-year period following the date of execution of the agreement, the Company could have sold, transferred or otherwise disposed of all or any portion of its interest in the property. One of the conditions of the agreement was a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR (Net Smelter Return) from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

8.

Exploration and evaluation assets – Continued

b.

Central Duparquet Property - Continued

On May 2, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

The option was reconsidered in light of the future payment obligation of $1.9 million due on June 15, 2015, to complete the acquisition and its potential value without the Beattie, Donchester and Dumico properties. The Company has decided to terminate its direct involvement in the exploration activities in this property. As a result, the Company has recorded an impairment loss of $1.8M on the property, as the recoverable amount was deemed to be $NIL.

c.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company is required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

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

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company recorded an impairment loss of $7.6M on the exploration and evaluation assets incurred on this project, leaving a fair value of $1.0M which represented the recoverable amount of the 100% interest owned by the Company in the Duquesne property as at June 30, 2014.

d.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

As the Hunter property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded an impairment loss of $0.4M on the property, leaving a book value of $NIL.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

8.

Exploration and evaluation assets – Continued

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

As the Cat Lake property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded an impairment loss of $0.06M on the property, leaving a book value of $NIL.

Roquemaure Property

The Roquemaure Project is composed of 40 mining claims covering 2,271 hectares with base metals potential. The claims were staked by the Company in June and July of 2014. The property is wholly owned by the Company and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the North-North/East of the city of Val d’Or in Franquet and Quevillon townships. It presents the potential for base metals and gold.

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property, which has potential for gold, is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

Morris Property

The Morris Property is composed of 40 contiguous claims covering a total area of 2,218 hectares, which are wholly owned by the Company. The property is located approximately 25 km to the east of the town of Matagami in Morris Township (QC). The property has base metals potential.

9.

Share capital

a.

Share issuance

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

On March 2, 2015, under two separate non-brokered private placements, the Company has issued 9,545,572 common shares of the Company at a price of $0.60 per share, for total proceeds of $5,727,343. This transaction was linked to the settlement of legal proceedings as described in note 8a. As of March 2, 2015, the common shares issued by the Company were measured at fair value of $0.28 per share based on the stock price adjusted for the liquidity

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

9.

 Share capital – Continued

a.

Share issuance - Continued

value of the Company, and the Company recorded $2,672,760 as share capital. The difference between the total proceeds and the share valuation of $3,054,583 was recorded as gain on litigation settlement.

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

	Number of Options	Weighted-Average Exercise Price
Balance – July 1, 2013	2,935,000	$1.45
Granted	400,000	$0.18
Expired (1)	(50,000)	$5.00
Balance – June 30, 2014	3,285,000	$1.24
Expired (1)	(335,000)	$0.98
Balance – June 30, 2015	2,950,000	$1.27

(1)During the year ended June 30, 2015, 335,000 (June 30, 2014 – 50,000) stock options have expired. Accordingly, the associated amount of $151,273 (June 30, 2014 – $144,816) recorded in share-based payments reserve was transferred to accumulated deficit.

At June 30, 2015, the following options were outstanding and exercisable:

Expiry date	Weighted- Average Exercise Price	Number of Options Outstanding	Weighted- Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	0.9	200,000
March 9, 2017	$2.03	435,000	1.7	435,000
April 25, 2017	$1.40	1,060,000	1.8	1,060,000
September 14, 2017	$1.14	330,000	2.2	330,000
April 15, 2018	$0.85	525,000	2.8	525,000
December 3, 2018	$0.18	400,000	3.4	400,000
	$1.27	2,950,000	2.2	2,950,000

No stock options were granted during the year.  The fair value of the stock options granted during the past years calculated using the Black-Scholes option pricing model was $43,747 in 2014 and $509,217 in 2013, or $0.11 in 2014 and $0.43 in 2013 per option. The Company expensed $19,270 and capitalized $NIL as exploration assets (2014 – $215,716 and $11,738 respectively; 2013 - $977,411 and $57,627 respectively) which totally relates to stock options

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

9.

Share capital – Continued

b.

Stock options - Continued

granted in the prior years. The unamortized share-based payments balance is $NIL (2014 – $19,270; 2013 - $202,977).

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2014		2013

Risk-free interest rate	1.51%		1.24%
Expected life of options	5.0	Years	5.0	Years
Annualized volatility(i)	74.05%		82.06%
Dividend rate	0.00%		0.00%
(i) The expected volatility used was based on the historic volatility of the Company’s share price

c.

Agent’s options

The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – July 1, 2013	138,000	$1.25
Expired	138,000	$1.25
Balance – June 30, 2014 and June 30, 2015	-	$-

d.

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

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

9.

Share capital – Continued

d.

Shareholder Rights Plan - Continued

Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

10.

Related party disclosures

Details of transactions between the Company and its related parties are disclosed below.

a.

Related party transactions

For the year ended June 30, 2015, the Company’s related parties consist of the following:

(i)

Paid or accrued for the year ended June 30, 2015, $294,667 (2014 - $115,824; 2013 - $161,072) to a legal firm which has a partner as director of the Company.

(ii)

Paid or accrued for the year ended June 30, 2015, $NIL (2014 - $67,036; 2013 - $146,224) in consulting fees to the Company’s former Corporate Secretary, President, CEO and director, who is also a shareholder of the Company.

Included in accounts payable and accrued liabilities as at June 30, 2015, is $60,000 (2013 - $60,000) for legal fees accrued to that same legal firm.

b.

Compensation of key management personnel

The remuneration of the Company’s key management personnel for the years ended June 30, is as follows:

	2015	2014	2013
Salary of key management employees	$537,500	$618,750	$750,000
Directors fees	137,650	158,000	156,000
Consulting fees	-	67,036	146,224
Share-based payments	19,270	190,191	848,321
	$694,420	$1,033,977	$1,900,545

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

June 30, 2015

11.

Management of capital – Continued

The Company’s objectives when managing capital are:

•

To safeguard its accumulated capital in order to maintain a sufficient level of funds to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To hold cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

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

Management reviews its capital management approach on an ongoing basis, and believes that this approach, given the relative size of the Company, is reasonable.

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

There were no changes in the Company’s approach to capital management during the year ended June 30, 2015, compared to the year ended June 30, 2014. The Company is not subject to externally-imposed capital requirements.

12.

Financial instruments

Fair value

The Company’s financial instruments consist of cash, investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments, except investments, approximate their fair values due to their short-term maturity.

The methods and estimates used in estimating the fair value of the investments are described in notes 7 and 8a.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

12.

Financial instruments – Continued

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and receivables. The carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through equity issues, flow-through shares issues, proceeds from litigation settlement and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. The Company has no financial obligations or short-term deposits, and accordingly is not exposed to interest rate risk.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company has a 10% interest in companies that own a large gold project at the exploration stage.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

13.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2015	2014	2013

Before tax loss for the year	$26,995,793	$9,534,480	$3,297,126
Expected income tax recovery	$(7,261,868)	$(2,564,775)	$(892,777)
Change in statutory tax rates and other	-	-	23,000
Effect of mining duties tax rate on the write-down of assets	(2,836,000)	(784,219)	-
Non-deductible share-based payments	5,184	58,000	263,000
Deferred exploration flow-through shares	-	54,684	1,232,000
Deferred income tax expense related to the reduction of the deductible mining duty liability	762,884	-	-
Non taxable gain related to the issuance of shares	(821,683)	-	-
Permanent differences related to the impairment of mining properties	3,201,100	-	-
Not recognized loss for the current year	4,468,000	-	-
Change in recognized tax assets	2,513,000	-	-
Change in estimate (1)	-	-	768,000
Other	(357,852)	(40,947)	(5,008)
	$(327,235)	$(3,277,257)	$1,388,215
Reversal of flow-through premium	-	(12,112)	(815,888)

Deferred income tax expense (recovery)	$(327,235)	$(3,289,369)	$572,327

(1)  For the fiscal year 2013, the deferred mining duties tax provision was established under the assumption that the exploration and evaluation assets will be recovered through future production, not through the sale of the related assets as was the case in prior years. This change in assumption in 2013 resulted in an increase of the deferred mining duties tax liability of $768,000

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2015	2014

Deferred tax assets (liabilities)
Exploration and evaluation assets	$-	$(4,250,000)
Non-capital losses available for future period	-	3,879,000
Financing costs	-	37,000
Property and equipment	-	11,000
Net deferred tax liability	$-	$(323,000)

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

13.

Income taxes – Continued

The Company’s unrecognized temporary differences and tax losses are as follows:

	Expiry date range	2015	2014	2013
Temporary differences Allowable capital losses	No expiry date	$140,000	$140,000	$140,000
Non-capital losses		10,673,000	-	-
Exploration and evaluation assets		10,038,000	-	-
Property and Equipment		50,000	-	-
Issuance costs of shares		90,000	-	-
		$20,991,000	$140,000	$140,000

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize benefits therefrom.

The Company non-capital tax losses of $10,673,000, may be carried forward to apply against future years’ income, for income tax purposes, in certain jurisdictions. The non-capital tax losses expire as follows:

Available to years	Amount
2031	1,558,000
2032	2,123,000
2033	3,970,000
2034	3,022,000
$10,673,000

14.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

15.

Contingency

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded party. As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited. The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2015

15.

Contingency – Continued

Co-Defendants, and that there is no basis in fact or in law for this action against the Company. No amounts have been recorded in the financial statements for this contingency.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

Registrant

Dated: October 28, 2015	Signed: /s/ “Michel F. Bouchard”
Michel F. Bouchard, President and CEO

